As filed with the U.S. Securities and Exchange Commission on October 21, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CORGENTECH INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	77-0503399
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

650 Gateway Boulevard

South San Francisco, CA 94080

(650) 624-9600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Patrick A. Broderick, Esq.

Vice President, General Counsel and Secretary

Corgentech Inc.

650 Gateway Boulevard

South San Francisco, CA 94080

(650) 624-9600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew B. Hemington, Esq. John T. McKenna, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000	Ronald M. Burch, M.D., Ph.D. AlgoRx Pharmaceuticals, Inc. 500 Plaza Drive, 2nd Floor Secaucus, NJ 07094 (201) 325-6900	Stephen M. Davis, Esq. Jeffry A. Shelby, Esq. Heller Ehrman LLP Times Square Tower 7 Times Square New York, NY 10036 (212) 832-8300

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)
Common stock, $0.001 par value per share	52,632,578	N/A	$26,706,488	$3,143.35

(1)	This registration statement relates to common stock, $0.001 par value per share, of Corgentech Inc. (“Corgentech”) issuable to holders of common stock, $0.001 par value per share, of AlgoRx Pharmaceuticals, Inc., a Delaware corporation (“AlgoRx”), in the proposed merger of Element Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Corgentech, with and into AlgoRx. The amount of Corgentech common stock to be registered has been determined by multiplying 1.6315789 by 32,258,678 (the estimated number of Corgentech’s total fully diluted shares as of September 30, 2005).
(2)	Estimated solely for purposes of calculation of the registration fee in accordance with Rules 457(c) and (f) of the Securities Act of 1933, as amended, based upon the aggregate book value of AlgoRx securities that may be cancelled in the merger computed as of September 30, 2005, the latest practicable date prior to the date of filing of this registration statement. AlgoRx is a private company and no market exists for its securities.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Corgentech may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated October 21, 2005

SPECIAL MEETINGS OF STOCKHOLDERS

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

The boards of directors of Corgentech Inc. and AlgoRx Pharmaceuticals, Inc. have approved a merger combining Corgentech and AlgoRx.

If the merger is consummated, AlgoRx will become a wholly-owned subsidiary of Corgentech and outstanding shares of AlgoRx common stock and preferred stock and an outstanding warrant to purchase AlgoRx Series C preferred stock will be converted into the right to receive shares of Corgentech common stock. The shares of Corgentech common stock issued to AlgoRx stockholders, the warrant holder and the designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan in connection with the merger are expected to represent approximately 62% of the fully-diluted shares of the combined company immediately following the consummation of the merger, subject to upward or downward adjustment based on the cash balances of Corgentech and AlgoRx on the date of the consummation of the merger. The actual value of the shares of Corgentech common stock to be issued to stockholders of AlgoRx is not currently known. Pursuant to the merger agreement, such value will be equal to the average of the closing sale prices for Corgentech common stock for the five consecutive trading days ending three trading days prior to the consummation of the merger. If the determination date were                      , 2005, the last trading day before the date of this joint proxy statement/prospectus, the aggregate value of the shares of Corgentech common stock to be issued to stockholders of AlgoRx would be approximately $         million. Corgentech common stock is listed on the NASDAQ National Market under the symbol “CGTK.” On                 , 2005, the last trading day before the date of this joint proxy statement/prospectus, the closing sale price of Corgentech common stock was $             per share.

Stockholders of Corgentech will be asked, at Corgentech’s special meeting of stockholders, among other proposals, to approve the issuance of shares of Corgentech common stock to the stockholders of AlgoRx in the merger. Stockholders of AlgoRx will be asked, at AlgoRx’s special meeting of stockholders, to adopt the merger agreement.

The dates, times and places of the special meetings are as follows:

For Corgentech stockholders:	For AlgoRx stockholders:
, 2005	, 2005
p.m., local time	p.m., local time
The Westin, San Francisco Airport	Heller Ehrman LLP
1 Old Bayshore Highway	Times Square Tower
Millbrae, California, 94030	7 Times Square
New York, NY 10036

This joint proxy statement/prospectus provides you with information about Corgentech, AlgoRx and the proposed merger. You may obtain other information about Corgentech and AlgoRx from documents filed with the Securities and Exchange Commission. We encourage you to carefully read the entire joint proxy statement/prospectus.

John P. McLaughlin	Ronald M. Burch
Chief Executive Officer	Chief Executive Officer
Corgentech Inc.	AlgoRx Pharmaceuticals, Inc.

FOR A DISCUSSION OF SIGNIFICANT MATTERS THAT SHOULD BE CONSIDERED BEFORE VOTING AT THE SPECIAL MEETINGS, SEE “ RISK FACTORS” BEGINNING ON PAGE 31.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED THE CORGENTECH COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED WHETHER THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This joint proxy statement/prospectus is dated                     , 2005, and is first being mailed to stockholders of Corgentech and AlgoRx on or about                     , 2005.

THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

CORGENTECH INC.

650 Gateway Boulevard

South San Francisco, California 94080

(650) 624-9600

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2005

To the Stockholders of Corgentech Inc.:

On behalf of the board of directors of Corgentech Inc., a Delaware corporation, we are pleased to deliver this joint proxy statement/prospectus for the proposed merger combining Corgentech and AlgoRx Pharmaceuticals, Inc., a Delaware corporation. A special meeting of stockholders of Corgentech will be held on             ,                     , 2005 at              p.m., local time, at The Westin, San Francisco Airport, 1 Old Bayshore Highway, Millbrae, California, 94030, for the following purposes:

1.	To consider and vote upon the issuance of shares of Corgentech common stock in the merger contemplated by the Agreement and Plan of Merger, dated as of September 23, 2005, among Corgentech, Element Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Corgentech, and AlgoRx Pharmaceuticals, Inc.

2.	To consider and vote upon the amendment of the certificate of incorporation of Corgentech to effect a one-for-four reverse stock split of Corgentech common stock, contingent upon the consummation of the merger.

3.	To consider and vote upon an amendment to Corgentech’s 2003 Equity Incentive Plan increasing the share reserve thereunder by 7,200,000 shares to an aggregate of 12,617,675 shares, contingent upon the consummation of the merger.

4.	To consider and vote upon an amendment to Corgentech’s 2003 Non-Employee Directors’ Stock Option Plan increasing the share reserve thereunder by 1,600,000 shares to an aggregate of 1,830,000 shares, contingent upon the consummation of the merger.

5.	To elect three directors at the effective time of the merger to hold office until the 2006 annual meeting of stockholders.

6.	To elect three directors at the effective time of the merger to hold office until the 2007 annual meeting of stockholders.

7.	To elect three directors at the effective time of the merger to hold office until the 2008 annual meeting of stockholders.

8.	To consider and vote upon an adjournment of the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2.

9.	To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

The board of directors of Corgentech has fixed                     , 2005 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Only holders of record of shares of Corgentech common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, Corgentech had              shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority of the votes cast in person or by proxy at the Corgentech special meeting is required for approval of Proposal Nos. 1, 3, 4 and 8 above. The affirmative vote of holders of a majority of the outstanding common stock is required for approval of Proposal No. 2. The affirmative vote of a plurality of votes cast in person or by proxy at the Corgentech special meeting is required for approval of Proposal Nos. 5, 6 and 7. Even if you plan to attend the special meeting in person, we request that you sign and return the enclosed proxy and thus ensure that your shares will be represented at the special meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor Proposal Nos. 1 through 8. If you fail to return your proxy card, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the special meeting and will count as a vote against Proposal No. 2. If you do attend the Corgentech special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

By Order of the Board of Directors,

John P. McLaughlin

Chief Executive Officer

South San Francisco, California

                    , 2005

THE CORGENTECH BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ISSUANCE OF SHARES OF CORGENTECH COMMON STOCK IN THE MERGER IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CORGENTECH AND ITS STOCKHOLDERS AND HAS APPROVED SUCH ISSUANCE. THE CORGENTECH BOARD OF DIRECTORS RECOMMENDS THAT CORGENTECH STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF SHARES OF CORGENTECH COMMON STOCK IN THE MERGER.

THE CORGENTECH BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE AMENDMENT OF THE CERTIFICATE OF INCORPORATION TO EFFECT A ONE-FOR-FOUR REVERSE STOCK SPLIT IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CORGENTECH AND ITS STOCKHOLDERS AND HAS APPROVED SUCH AMENDMENT. THE CORGENTECH BOARD OF DIRECTORS RECOMMENDS THAT CORGENTECH STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE THE AMENDMENT OF THE CERTIFICATE OF INCORPORATION.

THE CORGENTECH BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT INCREASING THE SHARE RESERVE OF THE 2003 EQUITY INCENTIVE PLAN IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CORGENTECH AND ITS STOCKHOLDERS AND HAS APPROVED SUCH INCREASE. THE CORGENTECH BOARD OF DIRECTORS RECOMMENDS THAT CORGENTECH STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE THE INCREASE IN THE SHARE RESERVE.

THE CORGENTECH BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT INCREASING THE SHARE RESERVE OF THE 2003 NON-EMPLOYEE DIRECTORS’ STOCK OPTION PLAN IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CORGENTECH AND ITS STOCKHOLDERS AND HAS APPROVED SUCH INCREASE. THE CORGENTECH BOARD OF DIRECTORS RECOMMENDS THAT CORGENTECH STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO APPROVE THE INCREASE IN THE SHARE RESERVE.

THE CORGENTECH BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT ELECTING THE DIRECTORS IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CORGENTECH AND ITS STOCKHOLDERS. THE CORGENTECH BOARD OF DIRECTORS RECOMMENDS THAT CORGENTECH STOCKHOLDERS VOTE “FOR” PROPOSALS NO. 5, 6 AND 7 TO APPROVE THE ELECTION OF DIRECTORS.

THE CORGENTECH BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT ADJOURNING THE CORGENTECH SPECIAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1 AND 2 IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CORGENTECH AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED THE PROPOSAL. ACCORDINGLY, THE CORGENTECH BOARD OF DIRECTORS RECOMMENDS THAT CORGENTECH STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 8 TO ADJOURN THE CORGENTECH SPECIAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1 AND 2.

ALGORX PHARMACEUTICALS, INC.

500 Plaza Drive, 2nd Floor

Secaucus, New Jersey 07094

(201) 325-6900

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2005

To the Stockholders of AlgoRx Pharmaceuticals, Inc.:

On behalf of the board of directors of AlgoRx Pharmaceuticals, Inc., a Delaware corporation, we are pleased to deliver this joint proxy statement/prospectus for the proposed merger combining Corgentech Inc., a Delaware corporation, and AlgoRx. A special meeting of stockholders of AlgoRx will be held on             ,                     , 2005 at              p.m., local time, at the offices of Heller Ehrman LLP, located at Times Square Tower, 7 Times Square, New York, NY 10036, for the following purposes:

1.	To consider and vote upon the adoption of the Agreement and Plan of Merger, dated as of September 23, 2005, by and among Corgentech, Element Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Corgentech, and AlgoRx.

2.	To consider and vote upon an adjournment of the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

3.	To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

The board of directors of AlgoRx has fixed                     , 2005 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Only holders of record of shares of AlgoRx common stock and holders of record of shares of AlgoRx preferred stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, AlgoRx had (a)              shares of common stock and (b)              shares of preferred stock, including              shares of Series C preferred stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of: (a) a majority of the shares of AlgoRx common stock and preferred stock voting as a single class on an as-converted basis, (b) 65% of the preferred stock voting together as a single class, and (c) a majority of the Series C preferred stock, each outstanding on the record date for the AlgoRx special meeting is required for approval of Proposal No. 1 regarding adoption of the merger agreement. The affirmative vote of the holders of a majority of the votes cast (on an as-converted basis) in person or by proxy at the AlgoRx special meeting is required to approve Proposal No. 2 regarding adjournment of the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1. Even if you plan to attend the special meeting in person, we request that you sign and return the enclosed proxy and thus ensure that your shares will be represented at the special meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of the adoption of the merger agreement and an adjournment of the AlgoRx special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1. If you fail to return your proxy card, the effect will be a vote against the adoption of the merger agreement and your shares will not be counted for purposes of determining whether a quorum is present at the AlgoRx special meeting. If you do attend the AlgoRx special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Please do not send any certificates representing your AlgoRx common stock or preferred stock at this time.

By Order of the Board of Directors,

Ronald M. Burch, M.D., Ph.D.

Chief Executive Officer

Secaucus, New Jersey

                    , 2005

THE ALGORX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE MERGER IS ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, ALGORX AND ITS STOCKHOLDERS AND HAS APPROVED THE MERGER AND THE MERGER AGREEMENT. THE ALGORX BOARD RECOMMENDS THAT ALGORX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO ADOPT THE MERGER AGREEMENT AND “FOR” PROPOSAL NO. 2 TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NO. 1.

i

Fairness Opinion Received by AlgoRx	83
Interests of Corgentech’s Executive Officers and Directors in the Merger	89
Interests of AlgoRx’s Executive Officers and Directors in the Merger	90
Material Federal Income Tax Consequences	93
Anticipated Accounting Treatment	95
Appraisal Rights	95
Regulatory Approvals	95
Restrictions on Resales	95

THE MERGER AGREEMENT	97
The Merger	97
Effective Time of the Merger	97
Merger Consideration; Manner and Basis of Converting Shares	97
AlgoRx Stock Options	99
AlgoRx Warrant	100
Escrow Arrangements	100
Representations and Warranties	100
Covenants; Conduct of Business Prior to the Merger	101
Operating Committee	105
Employee Benefits Matters	105
Indemnification and Insurance	105
Obligations of the Corgentech Board of Directors and AlgoRx Board of Directors with Respect to Their Recommendations and Holding Meetings of Stockholders	106
Limitation on Soliciting, Discussing or Negotiating Other Acquisition Proposals	107
Exception to Limitation on Discussing and Negotiating Other Acquisition Proposals	107
Material Adverse Effect	108
Conditions to the Merger	109
Termination of the Merger Agreement	111
Expenses and Termination Fees	112
Amendment, Extension and Waiver of the Merger Agreement	113
Delaware Appraisal Rights	114

VOTING AGREEMENTS	117
Voting Agreements Relating to AlgoRx Shares	117
Voting Agreements Relating to Corgentech Shares	117

MANAGEMENT AND OTHER INFORMATION	118

CORGENTECH PROPOSAL NO. 2 AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A ONE-FOR-FOUR REVERSE STOCK SPLIT	119

CORGENTECH PROPOSAL NO. 3 APPROVAL OF AMENDMENT TO THE 2003 EQUITY INCENTIVE PLAN	123

CORGENTECH PROPOSAL NO. 4 APPROVAL OF AMENDMENT TO THE 2003 NON-EMPLOYEE DIRECTORS’ STOCK OPTION PLAN	131

CORGENTECH PROPOSAL NO. 5 ELECTION OF DIRECTORS	135

CORGENTECH PROPOSAL NO. 6 ELECTION OF DIRECTORS	137

CORGENTECH PROPOSAL NO. 7 ELECTION OF DIRECTORS	139

INFORMATION REGARDING THE BOARD OF DIRECTORS	141

CORGENTECH PROPOSAL NO. 8 POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING	145

ii

ANNEXES:

A	Agreement and Plan of Merger
B	Forms of Voting Agreements
C	Opinion of Piper Jaffray & Co.
D	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
E	Amendment to Certificate of Incorporation
F	2003 Equity Incentive Plan*
G	2003 Non-Employee Directors’ Stock Option Plan*
H	Delaware Appraisal Rights
I	Corgentech’s Annual Report on Form 10-K/A for the year ended December 31, 2004
J	Corgentech’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005
K	Corgentech’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005
L	AlgoRx’s Audited Consolidated Financial Statements for the year ended December 31, 2004
M	AlgoRx’s Unaudited Consolidated Financial Statements for the six months ended June 30, 2005

*	To be filed by amendment.

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this joint proxy statement/prospectus does not give effect to the proposed one-for-four reverse stock split described in Corgentech’s Proposal No. 2.

The following section provides answers to frequently asked questions about the merger and the effect of the merger on holders of Corgentech common stock and AlgoRx common stock, preferred stock, a warrant and stock options. This section, however, only provides summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced page for each question.

Q:	What is the merger?

A:	Corgentech and AlgoRx have entered into an Agreement and Plan of Merger, dated September 23, 2005, which is referred to in this joint proxy statement/prospectus as the merger agreement, that contains the terms and conditions of the proposed business combination of Corgentech and AlgoRx. Under the merger agreement, AlgoRx and Element Acquisition Corp., a wholly-owned subsidiary of Corgentech, will merge, with AlgoRx surviving as a wholly-owned subsidiary of Corgentech, which transaction is referred to as the merger. The shares of Corgentech common stock issued to AlgoRx stockholders, the warrant holder and designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan in connection with the merger are expected to represent approximately 62% of the fully-diluted shares of the combined company immediately following the consummation of the merger, subject to upward or downward adjustment based on the cash balances of Corgentech and AlgoRx on the date of the consummation of the merger. For a more complete description of the merger, please see the section entitled “The Merger Agreement” on page 97 of this joint proxy statement/prospectus.

Q:	Why are the two companies proposing to merge?

A:	Corgentech has a strong management team, significant financial resources and a product in Phase 1/2 clinical trials. AlgoRx has substantial development expertise and products in Phase 3, Phase 2 and investigational new drug enabling studies. The combined company will have a seasoned management team, three products in the clinic in Phases 3, 2, and 1/2 with another scheduled to enter the clinic in 2006 and significant financial resources. The companies believe that together, they will be better able to achieve the goals of providing new medicines for patients and returns for stockholders. For a discussion of our reasons for the merger, we urge you to read the information under “Reasons for the Merger” on page 70 of this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	You are receiving this joint proxy statement/prospectus because you have been identified as a stockholder of either Corgentech or AlgoRx, and thus you are entitled to vote at such company’s special meeting. This document serves as both a joint proxy statement of Corgentech and AlgoRx, used to solicit proxies for the special meetings, and as a prospectus of Corgentech, used to offer shares of Corgentech common stock in exchange for shares of AlgoRx common stock and preferred stock pursuant to the terms of the merger agreement. This document contains important information about the merger and the special meetings of Corgentech and AlgoRx, and you should read it carefully.

Q:	What is required to consummate the merger?

A:

To consummate the merger, Corgentech stockholders must approve (a) the issuance of shares of Corgentech common stock in the merger, which requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy at the Corgentech special meeting and (b) the one-for-four reverse stock split, which requires the affirmative vote of holders of a majority of the outstanding common stock. As the listing standards of the NASDAQ National Market will require Corgentech to have, among other things, a $5.00 per share minimum bid price for the 90 trading days preceding the application for listing, the reverse stock split may be necessary in order to consummate the merger. In addition, AlgoRx stockholders must adopt the merger agreement, which requires the affirmative vote of the holders of: (a) a majority of the shares of AlgoRx common stock and preferred stock voting as a single class on an as-converted basis, (b) 65% of the preferred stock voting together as a single class, and (c) a majority of the Series C preferred stock, each outstanding on the record date for the AlgoRx special meeting. In addition to obtaining stockholder approval and appropriate regulatory approvals, including antitrust clearance if necessary, each of the other closing conditions set forth in the merger agreement must be satisfied or waived. For a more complete description of the closing conditions under the merger agreement, we urge you to read the section entitled “The Merger Agreement—Conditions to the Merger” on page 109 of this joint proxy statement/prospectus.

Q:	What will AlgoRx stockholders receive in the merger?

A:	As a result of the merger, AlgoRx stockholders, the warrant holder and designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan in the aggregate will receive shares of Corgentech common stock equal to approximately 62% of the fully-diluted shares of the combined company, subject to upward or downward adjustment based on the cash balances of Corgentech and AlgoRx on the date of the consummation of the merger. The value of the shares of Corgentech common stock to be issued in the merger will be determined based on the average closing sale prices of Corgentech common stock for the five consecutive trading days ending three trading days prior to the consummation of the merger. The aggregate amount of merger consideration will be allocated to holders of AlgoRx common stock, preferred stock and the warrant in accordance with the applicable liquidation preference provisions of AlgoRx’s certificate of incorporation, after giving effect to the provisions of the AlgoRx 2005 Retention Bonus Plan and as set forth in the merger agreement. The number of shares of Corgentech common stock to be issued for each share of AlgoRx common stock and preferred stock is fixed and will not be adjusted based upon changes in the value of Corgentech common stock. As a result, the value of the Corgentech shares AlgoRx stockholders will receive in the merger will not be known before the consummation of the merger, and will go up or down as the market price of Corgentech common stock goes up or down. The shares of Corgentech common stock received in the merger may be insufficient to cover the liquidation preference provisions set forth in AlgoRx’s certificate of incorporation and as a result, holders of AlgoRx common stock may not receive any merger consideration. The five-day average closing sale prices used to calculate the value of the merger consideration will need to reach or exceed $2.43 before the AlgoRx common stockholders will receive any shares of Corgentech common stock in the merger. We encourage AlgoRx stockholders to obtain current market quotations of Corgentech common stock. For a more complete description of what AlgoRx stockholders will receive in the merger, please see the sections entitled “Summary-Market Price and Dividend Data” on page 20 and “The Merger Agreement—Merger Consideration; Manner and Basis of Converting Shares” on page 97.

Q:	What is the escrow account?

A:	Pursuant to the merger agreement and an escrow agreement entered into by Corgentech and the exchange agent, at the effective time of the merger, approximately 5% of the aggregate number of shares of Corgentech common stock to be issued pursuant to the merger agreement will be placed in an escrow account. The shares will be placed in the escrow account to satisfy the indemnification obligations of the AlgoRx stockholders and the designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan pursuant to the merger agreement. The stockholders and the designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan will have voting rights with respect to their shares of Corgentech common stock held in escrow and the exchange agent will distribute any cash dividends or other distributions to such AlgoRx stockholders and the designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan. Except in cases of fraud, the representations and warranties of AlgoRx contained in the merger agreement will survive for six months after the effective time of the merger. At such time, unless Corgentech has delivered a claim for indemnification, the exchange agent will release the shares in the escrow account to the AlgoRx stockholders in accordance with the merger agreement and escrow agreement.

Q:	Who will be the directors of Corgentech following the merger?

A:	Following the merger, the board of directors of Corgentech will be Richard B. Brewer, Charles M. Cohen, Thomas J. Colligan, Carter H. Eckert, Rodney A. Ferguson, John P. McLaughlin, Arnold L. Oronsky and Michael F. Powell. Please see Corgentech Proposal Nos. 5, 6 and 7.

Q:	Who will be the executive officers of Corgentech following the merger?

A:	Following the merger, the executive management team of the combined company is expected to be composed primarily of members of Corgentech’s executive management team prior to the merger and will likely include the following individuals:

Name	Position in the Combined Company	Current Position
John P. McLaughlin	Chief Executive Officer	Corgentech’s Chief Executive Officer

James Z. Huang	President	Corgentech’s President

Ronald M. Burch	Vice President, Development	AlgoRx’s Chief Executive Officer

Richard P. Powers	Vice President and Chief Financial Officer	Corgentech’s Vice President and Chief Financial Officer

Patrick A. Broderick	Vice President, General Counsel and Secretary	Corgentech’s Vice President, General Counsel and Secretary

Q:	What are the material federal income tax consequences of the merger to me?

A:	The merger has been structured to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and it is a closing condition to the merger that Corgentech and AlgoRx receive opinions of their respective counsel regarding such qualification. As a result of the merger’s qualification as a reorganization, AlgoRx stockholders will not recognize gain or loss for United States federal income tax purposes upon the exchange of shares of AlgoRx common stock or preferred stock for shares of Corgentech common stock, except with respect to cash received in lieu of fractional shares of Corgentech common stock.

Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder will depend in part on such stockholder’s circumstances. Accordingly, we urge you to consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

The designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan will incur tax consequences that will be different from the other recipients of the Corgentech common stock to be issued in connection with the merger. We urge the designated beneficiaries to consult their own tax advisor for a full understanding of the tax consequences of the merger, including the applicability and effect of federal, state, local and foreign income and other tax laws.

For more information, please see the section entitled “The Merger—Material Federal Income Tax Consequences” on page 93 of this joint proxy statement/prospectus.

Q:	How does Corgentech’s Board of Directors recommend that I vote?

A:	After careful consideration, Corgentech’s board of directors recommends that Corgentech stockholders vote:

•	“FOR” Proposal No. 1 to approve the issuance of shares of Corgentech common stock in the merger;

•	“FOR” Proposal No. 2 to amend the certificate of incorporation of Corgentech to effect a one-for-four reverse stock split;

•	“FOR” Proposal No. 3 to approve a share increase in the share reserve under the 2003 Equity Incentive Plan;

•	“FOR” Proposal No. 4 to approve a share increase in the share reserve under the 2003 Non-Employee Director Stock Option Plan;

•	“FOR” Proposal Nos. 5, 6 and 7 to elect directors; and

•	“FOR” Proposal No. 8 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2.

Q:	How does AlgoRx’s Board of Directors recommend that I vote?

A:	After careful consideration, AlgoRx’s board of directors recommends that the AlgoRx stockholders vote:

•	“FOR” Proposal No. 1 to adopt the merger agreement; and

•	“FOR” Proposal No. 2 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

Q:	What risks should I consider in deciding whether to vote in favor of the share issuance or the adoption of the merger agreement?

A:	You should carefully review the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 31, which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject and risks and uncertainties to which each of Corgentech and AlgoRx, as an independent company, is subject.

Q:	When do you expect the merger to be consummated?

A:	We anticipate that the consummation of the merger will occur sometime in December 2005 or January 2006, but we cannot predict the exact timing. For more information, please see the section entitled “The Merger Agreement—Conditions to the Merger” on page 109 of this joint proxy statement/prospectus.

Q:	How will the merger affect my stock options for AlgoRx common stock?

A:	At the effective time of the merger, each outstanding stock option to purchase AlgoRx common stock not exercised prior to the merger will accelerate in full and any stock options not exercised will be canceled immediately prior to the effective time of the merger and will not be converted or assumed by Corgentech. A holder of options to purchase AlgoRx common stock must determine based upon the value of the merger consideration to be received by holders of AlgoRx common stock and the exercise price of his or her options, whether to exercise the options or allow them to expire unexercised. Based on the applicable liquidation preference provisions in AlgoRx’s certificate of incorporation and the exercise prices of the stock options currently outstanding, we do not anticipate that any AlgoRx optionholders, including the holders of AlgoRx options with the lowest exercise price of $1.00 per share, will exercise their options and receive any of the merger consideration unless the five-day average closing sale prices of the Corgentech common stock used to calculate the value of the merger consideration under the merger agreement exceeds approximately $2.73. For more information, please see the section entitled “The Merger Agreement—Merger Consideration; Manner and Basis of Converting Shares” on page 97 of this joint proxy statement/prospectus.

Q:	What do I need to do now?

A:

We urge you to read this joint proxy statement/prospectus carefully, including its annexes, and to consider how the merger affects you. If you are a Corgentech stockholder, you may provide your proxy instructions in three different ways. First, you can mail your signed proxy card in the enclosed return envelope. Alternatively, you can provide your proxy instructions via the toll-free call center set up for this purpose at 1-866-540-5760.

Finally, you can provide your proxy instructions via the Internet at http://www.proxyvoting.com/cgtk. If you are an AlgoRx stockholder you may only provide your proxy instruction by mailing your signed proxy card in the enclosed return envelope. Please provide your proxy instructions only once and as soon as possible so that your shares can be voted at the special meeting of Corgentech stockholders or the special meeting of AlgoRx stockholders, as applicable.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions?

A:	If you are a Corgentech stockholder, the failure to return your proxy card or otherwise provide proxy instructions could be a factor in establishing a quorum for the special meeting of Corgentech stockholders and they will have the same effect as voting against the one-for-four reverse stock split described in Corgentech Proposal No. 2. If you are an AlgoRx stockholder, the failure to return your proxy card or otherwise provide proxy instructions will have the same effect as voting against the adoption of the merger agreement and could be a factor in establishing a quorum for the special meeting of AlgoRx stockholders, which is required to transact business at the meeting.

Q:	May I vote in person?

A:	If your shares of Corgentech common stock are registered directly in your name with Corgentech’s transfer agent you are considered, with respect to those shares, the stockholder of record, and the proxy materials and proxy card are being sent directly to you by Corgentech. If you are a Corgentech stockholder of record, you may attend the special meeting of Corgentech stockholders to be held on , 2005 and vote your shares in person, rather than signing and returning your proxy card or otherwise providing proxy instructions. Each AlgoRx stockholder is a stockholder of record and may attend the special meeting of AlgoRx stockholders to be held on , 2005 and vote your shares in person, rather than signing and returning your proxy card or otherwise providing proxy instructions.

If your shares of Corgentech common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the special meeting of Corgentech stockholders. Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the applicable special meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

Q:	If my Corgentech shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will not be able to vote your shares of Corgentech common stock without instructions from you. You should instruct your broker to vote your shares, following the procedure provided by your broker.

Q:	May I change my vote after I have provided proxy instructions?

A:	Yes. You may change your vote at any time before your proxy is voted at your special meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can submit new proxy instructions either on a new proxy card and if you are a Corgentech stockholder also, by telephone or via the Internet. Third, you can attend the meeting and vote in person. Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares of Corgentech common stock, you must follow directions received from your broker to change those instructions.

Q:	Should I send in my stock certificates now?

A:

No. If you are an AlgoRx stockholder, after the merger is consummated, you will receive written instructions from the exchange agent for exchanging your certificates representing shares of AlgoRx capital stock for certificates representing shares of Corgentech common stock. You will also receive a cash payment for any fractional share. If Proposal No. 2 is approved and effected, Corgentech stockholders will also exchange their stock certificates and you will receive written instructions from Corgentech’s transfer agent for exchanging your shares of Corgentech common stock.

Q:	Am I entitled to appraisal rights?

A:	Under Delaware law, AlgoRx stockholders are entitled to appraisal rights in connection with the merger. Please see the section entitled “The Merger Agreement-Delaware Appraisal Rights” on page 114 for more information. As Corgentech’s common stock is quoted on the NASDAQ National Market, Corgentech stockholders will not be entitled to appraisal rights.

Q:	Have any Corgentech stockholders entered into lock-up agreements?

A:	As of September 23, 2005, Corgentech has obtained lock-up agreements from the holders of 6,145,276 shares of its common stock, representing approximately 21.9% of its outstanding shares as of such date. These agreements prohibit the sale, transfer, hedging or similar transactions with respect to Corgentech’s common stock for 90 days following the consummation of the merger, except in limited circumstances.

Q:	Have any AlgoRx stockholders entered into lock-up agreements?

A:	As of September 23, 2005, Corgentech has obtained affiliate agreements from the holders of 8,623,406 shares of AlgoRx common stock (on an as-converted basis), representing approximately 55.9% of AlgoRx outstanding shares (on an as-converted basis) as of such date. These agreements prohibit the sale, transfer, hedging or similar transactions with respect to Corgentech’s common stock for 90 days following the consummation of the merger, except in limited circumstances.

Q:	Who is paying for this proxy solicitation?

A:	Corgentech and AlgoRx are conducting this proxy solicitation and will bear the cost of soliciting proxies, including the preparation, assembly, printing and mailing of this joint proxy statement/prospectus, the proxy card and any additional information furnished to stockholders. Corgentech may also reimburse brokerage houses and other custodians, nominees and fiduciaries for their costs of forwarding proxy and solicitation materials to beneficial owners.

Q:	Who can help answer my questions?

A:	If you are a Corgentech stockholder and would like additional copies, without charge, of this joint proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Corgentech Inc.

Attn: Investor Relations

650 Gateway Boulevard

South San Francisco, California 94080

Telephone: (650) 624-9600

E-mail: investors@corgentech.com

If you are an AlgoRx stockholder, and would like additional copies, without charge, of this joint proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:

AlgoRx Pharmaceuticals, Inc.

Attn: Jeffrey A. Rona

500 Plaza Drive, 2nd Floor

Secaucus, New Jersey 07094

Telephone: (201) 325-6900

E-mail: investors@algorx.com

SUMMARY

This summary highlights selected information from this document. To understand the merger fully, you should read carefully this entire document and the documents to which we refer, including the annexes attached hereto. See “Where You Can Find More Information” on page 222. The merger agreement is attached as Annex A to this joint proxy statement/prospectus. We encourage you to read the merger agreement as it is the legal document that governs the merger. We have included page references in parentheses to direct you to a more detailed description of the topics presented in this summary.

Except where specifically noted, the following information and all other information contained in this joint proxy statement/prospectus does not give effect to the proposed one-for-four reverse stock split described in Corgentech’s Proposal No. 2.

THE COMPANIES (Page 55)

Corgentech Inc.

650 Gateway Boulevard

South San Francisco, California 94080

(650) 624-9600

Corgentech is a public, biopharmaceutical company focused on the development and commercialization of novel therapeutics for significant unmet medical needs. Corgentech is creating a pipeline of novel therapeutics focused initially on the treatment of inflammatory diseases and infectious diseases. Corgentech’s lead product for the treatment of inflammatory diseases is in Phase 1/2 clinical trials.

Element Acquisition Corp. is a wholly-owned subsidiary of Corgentech that was incorporated in Delaware in September 2005. Element Acquisition Corp. does not engage in any operations and exists solely to facilitate the merger.

AlgoRx Pharmaceuticals, Inc.

500 Plaza Drive, 2nd Floor

Secaucus, New Jersey 07094

(201) 325-6900

AlgoRx is a private, emerging pharmaceutical company focused on developing and commercializing a diversified portfolio of pharmaceutical product candidates to address pain, a large and under-served market. AlgoRx has three product candidates that it is developing in four clinical programs and one pre-clinical program. AlgoRx’s portfolio of pain management drug candidates includes ALGRX 3268, which is in Phase 3 clinical trials, ALGRX 4975, which is in Phase 2 clinical trials, and ALGRX 1207, which is in pre-clinical development.

Special Committee of Corgentech (Page 68)

The Corgentech board of directors appointed a special committee consisting of Richard B. Brewer, Thomas J. Colligan, Daniel S. Janney and John P. McLaughlin to evaluate the proposed transaction with AlgoRx, and for such committee to make a recommendation to the board of directors of Corgentech. None of these directors held a financial interest in AlgoRx. Rodney A. Ferguson and Michael B. Sweeney abstained from such evaluation and vote due to their interest in venture funds that are stockholders of AlgoRx. Dr. Ferguson is also a member of the AlgoRx board of directors.

Special Committee of AlgoRx (Page 69)

The AlgoRx board of directors appointed a special committee, called the merger and acquisition committee, consisting of Charles M. Cohen, Carter H. Eckert and Michael F. Powell. Neither Dr. Cohen nor Mr. Eckert held, directly or indirectly, a financial interest in Corgentech. Dr. Powell owns 258 shares of Corgentech common stock which the AlgoRx board of directors deemed immaterial and determined that it did not present a conflict of interest. The merger and acquisition committee, working with AlgoRx’s management and legal advisors and Lazard, among other matters, oversaw the transaction process, evaluated all proposals, supervised all discussions with potential buyers of AlgoRx and made a recommendation to the AlgoRx board of directors. Dr. Ferguson and Arnold L. Oronsky abstained from voting on the merger due to their interest in venture funds that are stockholders of Corgentech. Dr. Ferguson is also the chairman of the board of directors of Corgentech.

The Combined Company (Page 69)

The combined company’s headquarters following the consummation of the merger will be at Corgentech’s current principal executive offices in South San Francisco, California. As a result of the merger, former AlgoRx stockholders will possess majority control of the combined company. Members of the current management of Corgentech and AlgoRx will be responsible for the day-to-day management of the combined company.

Risks Associated with Corgentech, AlgoRx and the Merger (See Page 31)

The merger (including the possibility that the merger may not be completed) poses a number of risks to each company and its respective stockholders. In addition, both Corgentech and AlgoRx are subject to various risks associated with their businesses and their industries. The risks are discussed in greater detail under the caption “Risk Factors” beginning on page 31 of this joint proxy statement/prospectus. Corgentech and AlgoRx both encourage you to read and consider all of these risks carefully.

Reasons for the Merger

Mutual Reasons (Page 70). Corgentech and AlgoRx believe that the combined company represents a biopharmaceutical company with the following potential advantages:

•	Deep Pipeline. The diverse product pipeline for the combined company is composed of four drugs in various stages of development ranging from Phase 3, Phase 2, Phase 1/2 to investigational new drug enabling studies in attractive markets.

•	Financial Resources. The financial resources of the combined company will allow it to focus immediately on execution with respect to the product portfolio.

•	Experienced Management Team. The management of the combined company will be composed of accomplished professionals with substantial experience in the development, registration, manufacture and commercialization of pharmaceuticals. Management will have the experience and expertise necessary for the timely and successful execution of multiple clinical trials; submission of numerous, high quality regulatory filings; qualification of manufacturers and obtaining an adequate supply of clinical and commercial quantities of product; and proper positioning and reimbursement for maximizing product sales.

Corgentech’s Reasons (Page 71). The Corgentech board of directors approved the merger based on a number of factors, including, among other factors, the following:

•	Broad Pipeline. Corgentech currently has one product in clinical trials. The addition of the two AlgoRx products currently in four clinical programs and the third AlgoRx product in pre-clinical development significantly broadens the product pipeline.

•

Assessment of Other Opportunities. In the fourth quarter of 2004, before data was available from either of the two Phase 3 trials investigating E2F Decoy, Corgentech began to assess external product and/or company opportunities. If the Phase 3 trials were positive, then Corgentech intended to use some of its resources to acquire attractive products and/or companies to broaden its pipeline. Similarly, if the Phase 3 trials were not positive, then Corgentech intended to use some of its resources to acquire later stage products or companies with later stage products to amplify its pipeline. With the failure of Corgentech’s two Phase 3 trials, Corgentech determined to seek Phase 2 or later products and/or companies with products in Phase 2 or later in five specified therapeutic areas. Based on Corgentech’s experience in surgical markets and because of the underserved medical need and commercial potential, one of the therapeutic areas identified was pain management. In this process, Corgentech evaluated over 80 products or companies with products.

•	Fairness Opinion. Piper Jaffray & Co. delivered its opinion to Corgentech’s board of directors that, as of September 23, 2005 and based on and subject to the factors and assumptions set forth therein, the total merger consideration set forth in the merger agreement was fair to Corgentech from a financial point of view. The full text of Piper Jaffray’s written opinion, dated September 23, 2005, is attached to this joint proxy statement/prospectus as Annex C. You are encouraged to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Piper Jaffray. Piper Jaffray’s opinion is addressed to the Corgentech board of directors and does not constitute a recommendation to any stockholder as to any matters relating to the merger.

In the course of its deliberations, Corgentech’s board of directors also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including, among other risks and countervailing factors:

•	Risks of Combination. The challenges and costs of combining the operations and the substantial expenses to be incurred in connection with the merger, including the risks that delays or difficulties in completing the integration could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the merger.

•	Reputation. The possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on Corgentech’s reputation.

AlgoRx’s Reasons (Page 73). The AlgoRx board of directors approved the merger based on a number of factors, including, among other factors, the following:

•	Alternative Strategic Relationships. AlgoRx’s board of directors’ view as to the limited potential for other third parties to enter into strategic relationships with AlgoRx or to acquire AlgoRx, particularly based on the formal auction process AlgoRx conducted with Lazard Frères & Co. LLC, and the results of such process.

•	Fairness Opinion. The opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., or HLHZ, to the AlgoRx merger and acquisition committee on September 22, 2005 that, as of that date and subject to the assumptions, qualifications and limitations set forth in its opinion, the total merger consideration (as defined in the merger agreement included as Annex A to this joint proxy statement/prospectus, to which reference should be made) was fair, from a financial point of view, to AlgoRx’s stockholders (the full text of HLHZ’s opinion is attached to this joint proxy statement/prospectus as Annex D and the summary of the opinion set forth above and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to such opinion, which you are urged to read in its entirety for a description of the procedures followed, the limitations on the review made, the factors considered and the assumptions made by HLHZ).

•	Capital. Corgentech’s cash balance, which is expected to be in excess of $78 million if the merger closes before November 30, 2005, and Corgentech’s ability as a public company to raise additional capital.

•	Liquidity. Corgentech’s status as a public company, which would provide AlgoRx’s stockholders with the possibility of liquidity.

In the course of its deliberations, AlgoRx’s board of directors also considered a variety of risks and countervailing factors related to entering into the merger agreement, including, among other risks and countervailing factors:

•	Risks of Combination. The challenges and costs of combining the operations and the substantial expenses to be incurred in connection with the merger, including the risks that delays or difficulties in completing the integration could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the merger.

•	Stock Price. The price volatility of Corgentech’s common stock, which may reduce the value of the Corgentech common stock that AlgoRx stockholders will receive upon the consummation of the merger.

•	Value. The inability of AlgoRx’s stockholders to realize the long-term value of the successful execution of AlgoRx’s current strategy as an independent company.

•	Reputation. The possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on AlgoRx’s reputation and ability to obtain financing in the future.

Effect of Failure to Approve the Merger by the Stockholders

Corgentech

Corgentech will continue to have significant cash resources and a strong management team. The growth of Corgentech will be largely based on the success of a single product, NF-kB Decoy for the treatment of eczema which is in Phase 1/2 clinical trials and will require additional human testing.

AlgoRx

AlgoRx will continue to have a broad and deep pipeline of product candidates. The growth of AlgoRx will be largely based on the success of the products in its portfolio. To support the development, registration and commercialization of those products, AlgoRx will soon need to raise significant additional capital and hire additional personnel, including those with commercialization and clinical expertise.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

Corgentech common stock is listed on the NASDAQ National Market under the symbol “CGTK.” On September 23, 2005, the last full trading day prior to the public announcement of the proposed merger, Corgentech common stock closed at $2.66. On October 20, 2005, Corgentech common stock closed at $2.47.

AlgoRx is a private company and no public market exists for shares of its common stock or preferred stock.

NUMBER OF STOCKHOLDERS

As of the record date of                     , 2005, there were approximately              holders of record of Corgentech common stock.

As of the record date of                     , 2005, there were              holders of record of AlgoRx common stock and              holders of record of AlgoRx preferred stock, including              holders of record of AlgoRx Series C preferred stock.

THE SPECIAL MEETINGS

The Corgentech Special Meeting (Page 57)

Time, Date and Place. A special meeting of the stockholders of Corgentech will be held on                     ,                     , 2005, at The Westin, San Francisco Airport, 1 Old Bayshore Highway, Millbrae, California, 94030 at          p.m., local time, to vote on Proposal No. 1 to approve the issuance of shares of Corgentech common stock in the merger; on Proposal No. 2 to amend the certificate of incorporation of Corgentech to effect a one-for-four reverse stock split; on Proposal No. 3 to approve an amendment to Corgentech’s 2003 Equity Incentive Plan increasing the share reserve thereunder by 7,200,000 shares; on Proposal No. 4 to approve an amendment to Corgentech’s 2003 Non-Employee Directors’ Stock Option Plan increasing the share reserve thereunder by 1,600,000 shares; on Proposal Nos. 5, 6 and 7 to elect directors; and on Proposal No. 8 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2.

Record Date and Voting Power for Corgentech. You are entitled to vote at the Corgentech special meeting if you owned shares of Corgentech common stock at the close of business on                     , 2005, the record date for the Corgentech special meeting. You will have one vote at the special meeting for each share of Corgentech common stock you owned at the close of business on the record date. There are                      shares of Corgentech common stock entitled to vote at the special meeting.

Corgentech Required Vote. The affirmative vote of the holders of a majority of the votes cast in person or by proxy at the Corgentech special meeting is required for approval of each of Proposal Nos. 1, 3, 4 and 8 above. The affirmative vote of holders of a majority of Corgentech’s outstanding common stock is required for approval of Proposal No. 2. The affirmative vote of a plurality of votes cast in person or by proxy at the Corgentech special meeting is required for approval of Proposal Nos. 5, 6 and 7.

Share Ownership of Management. As of September 30, 2005, the directors and executive officers of Corgentech, together with their affiliates, beneficially owned approximately 39.6% of the shares entitled to vote at the Corgentech special meeting. Certain executive officers and affiliates of Corgentech have agreed to vote their shares in favor of the issuance of shares of Corgentech common stock in the merger.

The AlgoRx Special Meeting (Page 61)

Time, Date and Place. A special meeting of the stockholders of AlgoRx will be held on                     ,                     , 2005, at the offices of Heller Ehrman LLP, located at Times Square Tower, 7 Times Square, New York, NY 10036, at          p.m. local time, to vote on Proposal No. 1 to adopt the merger agreement and Proposal No. 2 to adjourn the AlgoRx special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

Record Date and Voting Power for AlgoRx. You are entitled to vote at the AlgoRx special meeting if you owned shares of AlgoRx common stock or preferred stock at the close of business on                     , 2005, the record date for the special meeting. You will have one vote at the special meeting for each share of AlgoRx common stock or AlgoRx preferred stock you owned at the close of business on the record date. There are              shares of AlgoRx common stock, and              shares of AlgoRx preferred stock, including              shares of AlgoRx Series C preferred stock entitled to vote at the AlgoRx special meeting.

AlgoRx Required Vote. The affirmative vote of the holders of: (a) a majority of the shares of AlgoRx common stock and preferred stock voting as a single class on an as-converted basis, (b) 65% of the preferred stock voting together as a single class and (c) a majority of the Series C preferred stock, each outstanding on the record date for the AlgoRx special meeting, is required to approve Proposal No. 1 to adopt the merger agreement. The affirmative vote of the majority of the votes cast (on an as-converted basis) in person or by proxy at the AlgoRx special meeting is required to approve Proposal No. 2 to adjourn the AlgoRx special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

Share Ownership of Management. As of September 30, 2005, the directors and executive officers of AlgoRx, together with their affiliates, beneficially owned approximately 57.3% of the shares, on an as-converted basis, entitled to vote at the AlgoRx special meeting. Certain directors and executive officers, together with their affiliates, of AlgoRx have agreed to vote their shares in favor of the adoption of the merger agreement.

RECOMMENDATIONS TO STOCKHOLDERS

To Corgentech Stockholders (Page 57). The Corgentech board of directors has determined and believes that the issuance of shares of Corgentech common stock in the merger is advisable and fair to, and in the best interest of, Corgentech and its stockholders. The Corgentech board of directors recommends that the holders of Corgentech common stock vote:

•	“FOR” Proposal No. 1 to approve the issuance of shares of Corgentech common stock in the merger;

•	“FOR” Proposal No. 2 to amend the certificate of incorporation of Corgentech to effect a one-for-four reverse stock split of Corgentech common stock;

•	“FOR” Proposal No. 3 to approve Proposal No. 3 to approve an amendment to Corgentech’s 2003 Equity Incentive Plan increasing the share reserve thereunder by 7,200,000 shares;

•	“FOR” Proposal No. 4 to approve an amendment to Corgentech’s 2003 Non-Employee Directors’ Stock Option Plan increasing the share reserve thereunder by 1,600,000 shares;

•	“FOR” Proposal Nos. 5, 6, and 7 to elect directors; and

•	“FOR” Proposal No. 8 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2.

To AlgoRx Stockholders (Page 61). The AlgoRx board of directors has determined and believes that the merger is advisable and fair to, and in the best interest of, AlgoRx and its stockholders. The AlgoRx board of directors recommends that the AlgoRx stockholders vote:

•	“FOR” Proposal No. 1 to adopt the merger agreement; and

•	“FOR” Proposal No. 2 to adjourn the AlgoRx special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

The Merger (Page 97)

In the merger, Element Acquisition Corp., a wholly-owned subsidiary of Corgentech, will merge with and into AlgoRx, and AlgoRx will become a wholly-owned subsidiary of Corgentech. The AlgoRx common stock, preferred stock and the warrant to purchase AlgoRx Series C preferred stock will be converted into the right to receive Corgentech common stock following the merger, in accordance with AlgoRx’s certificate of incorporation, after giving effect to the provisions of the AlgoRx 2005 Retention Bonus Plan and as set forth in the merger agreement. The approval of the merger is contingent upon receiving stockholder approval of Corgentech Proposal No. 2.

Merger Consideration; Manner and Basis of Converting Shares (Page 97)

As a result of the merger, AlgoRx stockholders, the warrant holder and designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan in the aggregate will receive shares of Corgentech common stock equal to approximately 62% of the fully-diluted shares of the combined company, subject to upward or downward adjustment based on the cash balances of Corgentech and AlgoRx on the date of the consummation of the merger. The value of the shares of Corgentech common stock to be issued to AlgoRx stockholders and the warrant holder will be determined based on the average closing sale prices of Corgentech common stock for the five consecutive trading days ending three trading days prior to the consummation of the merger. The aggregate amount of merger consideration will be allocated to holders of AlgoRx capital stock in accordance with the applicable liquidation preference provisions of AlgoRx’s certificate of incorporation, after giving effect to the provisions of the AlgoRx 2005 Retention Bonus Plan and as set forth in the merger agreement. The number of shares of Corgentech common stock to be issued for each share of AlgoRx common stock and preferred stock is fixed and will not be adjusted based upon changes in the value of Corgentech common stock. As a result, the value of the Corgentech shares AlgoRx stockholders will receive in the merger will not be known before the consummation of the merger, and will go up or down as the market price of Corgentech common stock goes up or down. The shares of Corgentech common stock received in the merger may be insufficient to cover the liquidation preference provisions set forth in AlgoRx’s certificate of incorporation and as a result, holders of AlgoRx common stock may not receive any merger consideration. The five-day average closing sale prices used to calculate the value of the merger consideration will need to reach or exceed $2.43 before the AlgoRx common stockholders will receive any shares of Corgentech common stock in the merger. We encourage AlgoRx stockholders to obtain current market quotations of Corgentech common stock.

AlgoRx Stock Options (Page 99)

At the effective time of the merger, each outstanding stock option to purchase AlgoRx common stock not exercised prior to the merger will accelerate in full and any stock options not exercised will be canceled immediately prior to the effective time of the merger and will not be converted or assumed by Corgentech. A holder of options to purchase AlgoRx common stock must determine based upon the value of the merger consideration to be received by holders of AlgoRx common stock and the exercise price of his or her options, whether to exercise the options or allow them to expire unexercised. Based on the applicable liquidation preference provisions in AlgoRx’s certificate of incorporation and the exercise prices of the stock options currently outstanding, AlgoRx does not anticipate that any AlgoRx optionholders, including the holders of AlgoRx options with the lowest exercise price of $1.00 per share, will exercise their options and receive any of the merger consideration unless the five-day average closing sale prices of Corgentech common stock used to calculate the value of the merger consideration exceeds $2.73.

AlgoRx Warrant (Page 100)

AlgoRx has one warrant outstanding, and it will be converted into the right to receive its allocation of the merger consideration in accordance with the applicable provisions of AlgoRx’s certificate of incorporation, after giving effect to the provisions of the AlgoRx 2005 Retention Bonus Plan and the provisions of the warrant.

Escrow Arrangements (Page 100)

At the effective time of the merger, Corgentech will deposit with the exchange agent in an escrow account approximately 5% of the aggregate number of shares of Corgentech common stock to be issued pursuant to the merger agreement. Except in cases of fraud, six months after the effective time of the merger, when the representations and warranties in the merger agreement have terminated, the exchange agent will follow the procedures in the merger agreement and escrow agreement to release the shares in the escrow account, unless Corgentech has delivered a claim for indemnification.

Fairness Opinions Received by Corgentech and AlgoRx

Fairness Opinion Received by Corgentech (Page 75). Piper Jaffray & Co. delivered its opinion to Corgentech’s board of directors that, as of September 23, 2005 and based on and subject to the factors and assumptions set forth therein, the total merger consideration set forth in the merger agreement was fair to Corgentech from a financial point of view.

The full text of the written opinion of Piper Jaffray & Co., dated September 23, 2005, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex C. Piper Jaffray & Co. provided its opinion for the information and assistance of Corgentech’s board of directors in connection with its consideration of the merger. The Piper Jaffray & Co. opinion is not a recommendation as to how any holder of Corgentech common stock should vote with respect to the issuance of shares of Corgentech common stock in the merger. Corgentech urges you to read the entire opinion carefully.

Fairness Opinion Received by AlgoRx (Page 83). HLHZ rendered its written opinion to the merger and acquisition committee of the AlgoRx board of directors on September 22, 2005 that, as of that date and subject to the assumptions, qualifications and limitations set forth in its opinion, the total merger consideration (as defined in the merger agreement attached as Annex A to this joint proxy statement/prospectus, to which reference should be made) was fair, from a financial point of view, to AlgoRx’s stockholders.

The full text of HLHZ’s opinion is attached to this joint proxy statement/prospectus as Annex D and the summary of the opinion set forth in this summary and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to such opinion, including a description of the procedures followed, the limitations on the review made, the factors considered and the assumptions made by HLHZ. The opinion was provided for the benefit of the AlgoRx merger and acquisition committee in connection with its consideration of the merger and was not intended to be, and does not constitute, a recommendation as to how any security holder should vote on the merger. Among the matters on which HLHZ was not requested to, and did not, opine was the fairness of any portion or aspect of the merger to one class of AlgoRx’s security holders vis-à-vis any other class of AlgoRx’s security holders. AlgoRx urges you to read the entire opinion carefully.

Interests of Corgentech’s Executive Officers and Directors in the Merger (Page 89)

When considering the recommendations by the Corgentech board of directors, you should be aware that a number of Corgentech’s executive officers and directors have interests in the merger that are different from those of other Corgentech stockholders.

As of September 30, 2005, all directors and executive officers of Corgentech, together with their affiliates, beneficially owned as a group approximately 39.6% of Corgentech common stock. Certain officers and affiliates of Corgentech, have agreed in voting agreements with AlgoRx to vote all shares of Corgentech common stock owned by them as of the record date in favor of the issuance of the shares of Corgentech common stock in the merger.

As of September 30, 2005, entities affiliated with J.P. Morgan Partners beneficially owned approximately 13.8% of Corgentech common stock and approximately 18.9% of AlgoRx common stock (on an as-converted basis). Following the merger, these entities will own approximately 17.1% of Corgentech common stock. Rodney A. Ferguson, a partner at J.P. Morgan Partners, is chairman of the board of directors of Corgentech, is a current director of AlgoRx, and will remain chairman of the board of directors of Corgentech after the merger.

As of September 30, 2005, entities affiliated with InterWest Partners beneficially owned approximately 6.0% of Corgentech common stock and approximately 18.9% of AlgoRx common stock (on an as-converted basis). Following the merger, these entities will own approximately 14.4% of Corgentech common stock. Arnold L. Oronsky, a general partner at InterWest Partners, is a current director of AlgoRx and has been nominated for election to the Corgentech board of directors at the effective time of the merger. Michael B. Sweeney, a general partner at InterWest Partners, is a current director of Corgentech and will not be a board member following the consummation of the merger.

Interests of AlgoRx’s Executive Officers and Directors in the Merger (Page 90)

When considering the recommendations by the AlgoRx board of directors, you should be aware that a number of AlgoRx’s executive officers and directors have interests in the merger that are different from those of other AlgoRx stockholders.

As of September 30, 2005, all directors and executive officers of AlgoRx, together with their affiliates, beneficially owned as a group approximately 57.3% of all AlgoRx capital stock (assuming conversion of all preferred stock to common stock). Certain of AlgoRx’s officers and directors, and their affiliates, have agreed in the voting agreements with Corgentech to vote all shares of AlgoRx common stock and preferred stock owned by them as of the record date in favor of the adoption of the merger agreement.

As of September 30, 2005, entities affiliated with J.P. Morgan Partners beneficially owned approximately 18.9% of AlgoRx common stock (on an as-converted basis) and approximately 13.8% of Corgentech common stock. Following the merger, these entities will own approximately 17.1% of Corgentech common stock. Rodney A. Ferguson, a partner at J.P. Morgan Partners, is a current director of AlgoRx, chairman of the board of directors of Corgentech, and will remain chairman of the board of directors of Corgentech after the merger.

As of September 30, 2005, entities affiliated with InterWest Partners beneficially own approximately 18.9% of AlgoRx common stock (on an as-converted basis) and approximately 6.0% of Corgentech common stock. Following the merger, these entities will own approximately 14.4% of Corgentech common stock. Arnold L. Oronsky, a general partner at InterWest Partners, is a current director of AlgoRx and has been nominated for election to the Corgentech board of directors at the effective time of the merger. Michael B. Sweeney, a general partner at InterWest Partners, is a current director of Corgentech and will not be a board member following the consummation of the merger.

As of September 30, 2005, entities affiliated with Sofinnova Ventures beneficially owned approximately 9.7% of AlgoRx common stock (on an as-converted basis). Following the merger, these entities will own approximately 6.2% of Corgentech common stock. Michael F. Powell, a managing director at Sofinnova Ventures, is a current director of AlgoRx and has been nominated for election to the Corgentech board of directors at the effective time of the merger. As of September 30, 2005, Dr. Powell owned 258 shares of Corgentech common stock.

As of September 30, 2005, entities affiliated with Advent International beneficially owned approximately 7.7% of AlgoRx common stock (on an as-converted basis). Following the merger, these entities will own approximately 5.4% of Corgentech common stock. Charles M. Cohen, a vice president at Advent International, is a current director of AlgoRx and has been nominated for election to the Corgentech board of directors at the effective time of the merger.

Carter H. Eckert is a director of AlgoRx and has been nominated for election to the board of directors of Corgentech at the effective time of the merger.

The executive officers and one director of AlgoRx are eligible to receive bonus payments under the AlgoRx 2005 Retention Bonus Plan and AlgoRx 2005 Employee Severance Plan in connection with the merger.

Assuming that the merger is completed and the Corgentech common stock price used to calculate the merger consideration is $2.49, the per share value for Corgentech common stock used in the pro forma condensed combined financial statements, the estimated total value of the retention bonus pool would be $8,518,616. Assuming the same $2.49 stock price, the estimated total retention bonus payable to each of the executive officers and the director participating in the AlgoRx 2005 Retention Bonus Plan is: $3,091,789 to Ronald M. Burch; $2,429,263 to Jeffery A. Rona; and $220,842 to Carter H. Eckert. The payment may, in the discretion of the AlgoRx board of directors, be paid in shares of Corgentech common stock received in the merger, in part in cash, or a combination of the two. Under the AlgoRx 2005 Employee Severance Plan, all employees of AlgoRx will be entitled to receive a severance payment equal to 25% to 100% of their annual base salary, depending on their employee level, if they are terminated without cause, as defined in the plan, at any time prior to the effective time of the merger.

At the effective time of the merger, all stock options held by AlgoRx executive officers and directors will accelerate in full and any options not exercised will be canceled.

Corgentech intends to enter into an employment agreement with Ronald M. Burch to be effective upon the consummation of the merger.

Restrictions on Resales (Page 95)

The terms of the merger agreement require AlgoRx to use reasonable best efforts to secure signed agreements from all persons who are, become or might be deemed “affiliates” of AlgoRx, and who will receive Corgentech common stock in connection with the merger. These affiliate agreements provide that those persons deemed to be affiliates will not sell, transfer or otherwise dispose of their shares of Corgentech common stock unless they do so in compliance with securities laws governing sales by affiliates. These affiliate agreements also prohibit the sale, transfer, hedging, or similar transactions with respect to Corgentech’s common stock for 90 days following the consummation of the merger, except in limited circumstances. As of September 23, 2005, Corgentech had obtained affiliate agreements from the holders of 8,623,406 shares of AlgoRx common stock (on an as-converted basis), representing approximately 55.9% of AlgoRx outstanding shares (on an as-converted basis) as of such date.

The terms of the merger agreement require Corgentech to use commercially reasonable best efforts to secure signed lock-up agreements from certain officers and persons who are or might be deemed “affiliates” of Corgentech. These agreements prohibit the sale, transfer, hedging or similar transactions with respect to Corgentech’s common stock for 90 days following the consummation of the merger, except in limited circumstances. As of September 23, 2005, Corgentech had obtained lock-up agreements from the holders of 6,145,276 shares of Corgentech common stock, representing approximately 21.9% of its outstanding shares as of such date.

Limitation on Soliciting, Discussing and Negotiating Other Acquisition Proposals (Page 107)

Corgentech and AlgoRx have each agreed, and have further agreed to ensure that their representatives do not, prior to the consummation of the merger, directly or indirectly, solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of, or enter into discussions or negotiations with any person with respect to, any alternative acquisition proposal or any inquiry that would reasonably be expected to lead to an alternative acquisition proposal for their respective company. Corgentech and AlgoRx have also agreed to notify each other upon receipt of any alternative acquisition proposal or any inquiry that would reasonably be expected to lead to an alternative acquisition proposal, including the terms of the alternative acquisition proposal or inquiry and the identity of the person making the alternative acquisition proposal or inquiry. However, if Corgentech or AlgoRx receives an unsolicited bona fide written acquisition proposal that is a superior acquisition proposal, or could reasonably be expected to lead to a superior acquisition proposal, prior to its special meeting, then Corgentech or AlgoRx, as the case may be, may provide nonpublic information to, and engage in discussions and negotiations with, the third-party making the acquisition proposal so long as certain conditions are satisfied.

Obligations of the Corgentech Board of Directors and AlgoRx Board of Directors with Respect to Their Recommendations and Holding Meetings of Stockholders (Page 106)

Subject to certain conditions, the board of directors of Corgentech or AlgoRx may withdraw or modify their respective recommendation in support of the issuance of shares of Corgentech common stock in the merger or the adoption of the merger agreement, as the case may be. In the event that the board of directors of either company withdraws or modifies its recommendation in a manner adverse to the other company, that company may be required under certain circumstances to pay a termination fee of $3,000,000 to the other company.

Conditions to the Merger (Page 109)

The respective obligations of Corgentech and AlgoRx to consummate the merger are subject to the satisfaction of certain conditions.

Termination of the Merger Agreement (Page 111)

Either Corgentech or AlgoRx can terminate the merger agreement under certain circumstances, which would prevent the merger from being consummated.

Expenses and Termination Fees (Page 112)

Subject to limited exceptions, all fees and expenses incurred in connection with the merger agreement will be paid by the company incurring such expenses. A termination fee of $3,000,000 may be payable by either Corgentech or AlgoRx to the other party upon the termination of the merger agreement under certain circumstances.

Material Federal Income Tax Consequences (Page 93)

It is a condition to the consummation of the merger that Cooley Godward LLP, counsel to Corgentech, and Heller Ehrman LLP, counsel to AlgoRx, each issue a tax opinion to the effect that the merger will constitute a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. In a reorganization, an AlgoRx stockholder generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of its shares of AlgoRx common stock or preferred stock for shares of Corgentech common stock. However, any cash received for any fractional share will result in the recognition of gain or loss as if such stockholder sold its fractional share. An AlgoRx stockholder’s tax basis in the shares of Corgentech common stock that it receives in the merger will equal its current tax basis in its AlgoRx common stock or preferred stock exchanged in the merger, as the case may be (reduced by the basis allocable to any fractional share interest for which it receives cash).

Tax matters can be complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your own tax advisors to fully understand the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

The designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan will incur tax consequences that will be different from the other recipients of the Corgentech common stock to be issued in connection with the merger. Designated beneficiaries should consult their own tax advisors to fully understand the tax consequences of the merger, including the applicability and effect of federal, state, local and foreign income and other tax laws.

Regulatory Approvals (Page 95)

As of the date of this joint proxy statement/prospectus, neither Corgentech nor AlgoRx are required to make filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the merger. However, if the value of the merger were to exceed $212.3 million, Corgentech and AlgoRx would each be required to file premerger Notification and Report forms relating to the merger under the Hart-Scott-Rodino Act. In the United States, Corgentech must also comply with applicable federal and state securities laws and the rules and regulations of the NASDAQ National Market in connection with the issuance of shares of Corgentech common stock in the merger and the filing of this joint proxy statement/prospectus with the SEC.

Anticipated Accounting Treatment (Page 95)

The merger will be treated by Corgentech as a reverse merger under the purchase method of accounting in accordance with U.S. generally accepted accounting principles. For accounting purposes, AlgoRx is considered to be acquiring Corgentech in this transaction. Therefore, the aggregate consideration paid in connection with the merger, together with the direct costs of acquisition, will be allocated to Corgentech’s tangible and intangible assets and liabilities based on their fair market values. The assets and liabilities and results of operations of Corgentech will be consolidated into the results of operations of AlgoRx as of the effective date of the merger.

Appraisal Rights (Page 95)

Under Delaware law, AlgoRx stockholders are entitled to appraisal rights in connection with the merger. As Corgentech common stock is quoted on the NASDAQ National Market, holders of Corgentech common stock are not entitled to appraisal rights in connection with the merger.

Corgentech Proposal No. 2 Amendment to the Certificate of Incorporation of Corgentech (Page 119)

The Corgentech board of directors has determined and believes that the amendment to the certificate of incorporation of Corgentech to effect a one-for-four reverse stock split of all outstanding shares of Corgentech common stock is in the best interests of Corgentech and its stockholders. The approval of this matter is contingent upon receiving stockholder approval of Proposal No. 1. The board of directors of Corgentech will not effectuate the reverse stock split as proposed in this Proposal No. 2 unless stockholder approval for Proposal No. 1 is received.

The reverse stock split will affect all Corgentech stockholders uniformly. No fractional shares will be issued as a result of the reverse stock split, however stockholders who hold fractional shares will be entitled to a cash amount. After the reverse stock split is effected, stockholders will receive instructions from Corgentech’s transfer agent on how to exchange stock certificates. The reverse stock split will have no affect on par value.

Corgentech Proposal No. 3—Approval of Amendment of 2003 Equity Incentive Plan (Page 123)

Corgentech’s board of directors has amended the 2003 Equity Incentive Plan to increase the number of shares available for issuance thereunder by 7,200,000 pre-split shares (1,800,000 post-split shares). Corgentech’s board of directors believes that such an amendment is necessary to ensure that a sufficient number of shares remain available for issuance so that Corgentech can continue to grant stock awards at levels determined appropriate to attract, motivate, and retain qualified employees, directors, and consultants. As of September 30, 2005, 112,694 pre-split shares (28,173 post-split shares) of Corgentech common stock remained available for future issuance under Corgentech’s 2003 Equity Incentive Plan. The amendment of the plan to increase the number of shares reserved thereunder is contingent upon the consummation of the merger.

Corgentech Proposal No. 4—Approval of Amendment of 2003 Non-Employee Directors’ Stock Option Plan (Page 131)

Corgentech’s board of directors has amended the 2003 Non-Employee Directors’ Stock Option Plan to increase the number of shares available for issuance thereunder by 1,600,000 pre-split shares (400,000 post-split shares). Corgentech’s board of directors believes that such an amendment is necessary to ensure that a sufficient number of shares remain available for issuance so that Corgentech can continue to grant stock options to attract, motivate, and retain qualified non-employee directors. As of September 30, 2005, 90,000 pre-split (22,500 post-split shares) shares of Corgentech common stock remained available for future issuance under Corgentech’s 2003 Non-Employee Directors’ Stock Option Plan. The amendment of the plan to increase the number of shares reserved thereunder is contingent upon the consummation of the merger.

Corgentech Proposal No. 5—Election of Directors (Page 135)

Corgentech’s board of directors is currently divided into three classes pursuant to Corgentech’s amended and restated certificate of incorporation, with each class having a three-year term. Thomas J. Colligan and Rodney A. Ferguson have been nominated for election as class III directors, with each serving until the 2006 Annual Meeting. If approved, the directors elected pursuant to this proposal will become members of the Corgentech board of directors at the effective time of the merger.

Corgentech Proposal No. 6—Election of Directors (Page 137)

Corgentech’s board of directors is currently divided into three classes pursuant to Corgentech’s amended and restated certificate of incorporation, with each class having a three-year term. John P. McLaughlin, Charles M. Cohen and Carter H. Eckert have been nominated for election as class I directors, with each serving until the 2007 Annual Meeting. If approved, the directors elected pursuant to this proposal will become members of the Corgentech board of directors at the effective time of the merger.

Corgentech Proposal No. 7—Election of Directors (Page 139)

Corgentech’s board of directors is currently divided into three classes pursuant to Corgentech’s amended and restated certificate of incorporation, with each class having a three-year term. Richard B. Brewer, Arnold L. Oronsky and Michael F. Powell have been nominated for election as class II directors, with each serving until the 2008 Annual Meeting. If approved, the directors elected pursuant to this proposal will become members of the Corgentech board of directors at the effective time of the merger.

Corgentech Proposal No. 8—Adjournment (Page 145)

If Corgentech fails to receive a sufficient number of votes to approve Proposal Nos. 1 and 2, Corgentech may propose to adjourn the special meeting, if a quorum is present, for a period of not more than 30 days to solicit additional proxies to approve Proposal Nos. 1 and 2. Corgentech does not intend to propose adjournment at the special meeting if there are sufficient votes to approve Proposal Nos. 1 and 2.

AlgoRx Proposal No. 2—Adjournment (Page 146)

If AlgoRx fails to receive a sufficient number of votes to approve AlgoRx Proposal No. 1, AlgoRx may propose to adjourn the special meeting, if a quorum is present, for a period of not more than 30 days to solicit additional proxies to approve AlgoRx Proposal No. 1. AlgoRx does not intend to propose adjournment at the special meeting if there are sufficient votes to approve Proposal No. 1.

MARKET PRICE AND DIVIDEND DATA

Corgentech common stock is listed on the NASDAQ National Market under the symbol “CGTK.” The following tables present, for the periods indicated, the range of high and low per share sales prices for Corgentech common stock as reported on the NASDAQ National Market since Corgentech’s initial public offering on February 12, 2004. AlgoRx is a private company and its shares of common stock and preferred stock are not publicly traded.

Corgentech Common Stock

	High	Low
2004
First quarter (commencing February 12, 2004)	$21.20	$17.21
Second quarter	21.20	14.25
Third quarter	17.89	12.00
Fourth quarter	20.17	7.70

2005
First quarter	$8.40	$2.26
Second quarter	2.93	2.11
Third quarter	2.88	2.35
Fourth quarter (through October 20, 2005)	2.65	2.27

In the merger, all outstanding shares of AlgoRx common stock, preferred stock and a warrant to purchase AlgoRx Series C preferred stock will be cancelled and AlgoRx stockholders, the warrant holder and the designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan will receive shares of Corgentech common stock equal to approximately 62% of the fully-diluted shares of the combined company, subject to upward or downward adjustment based on the cash balances of Corgentech and AlgoRx on the date of the consummation of the merger. The value of the shares of Corgentech common stock to be issued in the merger will be determined based on the average closing sale prices of Corgentech common stock for the five consecutive trading days ending three trading days prior to the consummation of the merger. Because this exchange is fixed, the value per share of each share of AlgoRx capital stock will depend on the aggregate value of the combined company after the consummation of the merger. This aggregate amount of merger consideration will be allocated to holders of AlgoRx common stock, preferred stock and the warrant in accordance with the applicable liquidation preference provisions of AlgoRx’s certificate of incorporation, after giving effect to the provisions of the AlgoRx 2005 Retention Bonus Plan and as set forth in the merger agreement. The number of shares of Corgentech common stock to be issued for each share of AlgoRx common stock and preferred stock is fixed and will not be adjusted based upon changes in the value of Corgentech common stock. As a result, the value of the Corgentech shares AlgoRx stockholders will receive in the merger will not be known before the merger, and will go up or down as the market price of Corgentech common stock goes up or down. Because of market price fluctuations in Corgentech common stock, the shares of Corgentech common stock received in the merger may be insufficient to cover the entire liquidation preference of AlgoRx preferred stock and the holders of AlgoRx common stock may not receive any shares of Corgentech common stock. The five-day average closing sale prices used to calculate the value of the merger consideration will need to reach or exceed $2.43 before the AlgoRx common stockholders will receive any shares of Corgentech common stock in the merger. We encourage AlgoRx stockholders to obtain current market quotations of Corgentech common stock.

On September 23, 2005, the last trading day prior to announcement of the merger, the aggregate value of Corgentech was $85.8 million, so if the merger was consummated on that day, the value attributable to the AlgoRx capital stock in the aggregate, or approximately 62% of the fully-diluted shares of the combined

company, would equal $140.0 million. On                     , 2005, the last trading day prior to the date of this joint proxy statement/prospectus, the aggregate value of Corgentech was $         million, so if the merger was consummated on that day, the value attributable to the AlgoRx capital stock in the aggregate, or approximately 62% of the fully-diluted shares of the combined company, would equal $         million. Accordingly, the value per share allocable to the common stock, Series A preferred stock, Series B preferred stock, and Series C preferred stock of AlgoRx, on an as-converted basis, after giving effect to the provisions of the AlgoRx 2005 Retention Bonus Plan, would be as set forth in the following table. Approximately 3.9% of the fully-diluted shares has been allocated to the designated beneficiaries under the AlgoRx 2005 Retention Bonus Plan and the remaining obligations under the plan are expected to be paid in cash.

	Corgentech Common Stock		Estimated Equivalent AlgoRx Common Stock Per Share Price		Estimated Equivalent AlgoRx Series A Preferred Stock Per Share Price		Estimated Equivalent AlgoRx Series B Preferred Stock Per Share Price		Estimated Equivalent AlgoRx Series C Preferred Stock Per Share Price
September 23, 2005.		$2.66		$0.78		$1.11		$1.43		$0.97
, 2005	$		$		$		$		$

Following the consummation of the merger, Corgentech common stock will continue to be listed on the NASDAQ National Market, and there will be no public market for the AlgoRx common stock or preferred stock.

Dividends

Corgentech has never declared or paid any cash dividends on its capital stock. Corgentech currently intends to retain any future earnings to finance the growth and development of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of Corgentech’s board of directors and will depend upon its financial condition, operating results, capital requirements, covenants in Corgentech’s debt instruments, and such other factors as the board of directors deems relevant.

AlgoRx has never declared or paid any cash dividends on its capital stock nor does it intend to.

CORGENTECH

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(In thousands, except share and per share data)

You should read the following tables in conjunction with Corgentech’s financial statements and related notes and Corgentech’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained in Corgentech’s Quarterly Reports on Form 10-Q for the quarters ended March 30, 2005 and June 30, 2005 included as Annexes J and K to this joint proxy statement/prospectus, respectively, and Corgentech’s Annual Report on Form 10-K/A for the year ended December 31, 2004 included as Annex I hereto. Historical results are not necessarily indicative of the results to be expected in the future.

The statement of operations for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 have been derived from Corgentech’s audited financial statements contained in the Annual Report or Form 10-K/A for the year ended December 31, 2004 included as Annex I to this joint proxy statement/prospectus, and have been audited by Ernst & Young LLP, independent registered public accounting firm. The statement of operations data for the years ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2000, 2001 and 2002 are derived from audited financial statements not included or incorporated by reference in this joint proxy statement/prospectus. This statement of operations data for the six months ended June 30, 2004 and 2005 and the balance sheet data as of June 30, 2005 have been derived from unaudited financial statements contained in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 included as Annex K to this joint proxy statement/prospectus.

	Years Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
						(Unaudited)
Statement of Operations Data:
Contract revenue, related party	$—	$—	$—	$8,678	$36,382	$18,384	$13,607
Operating expenses:
Research and development	1,333	8,068	21,536	46,004	62,997	28,659	26,745
General and administrative	781	2,374	3,206	6,067	15,013	5,813	7,583

Total operating expenses	(2,114)	(10,442)	(24,742)	(52,071)	(78,010)	(34,472)	(34,328)

Loss from operations	(2,114)	(10,442)	(24,742)	(43,393)	(41,628)	(16,088)	(20,721)
Interest and other income	57	349	471	416	1,918	763	1,224
Interest and other expense	—	—	(1,376)	(20,190)	(138)	(72)	(28)

Net loss	(2,057)	(10,093)	(25,647)	(63,167)	(39,848)	(15,397)	(19,525)

Preferred stock deemed dividend	—	—	—	(14,407)	—	—	—

Net loss attributable to common stockholders	$(2,057)	$(10,093)	$(25,647)	$(77,574)	$(39,848)	$(15,397)	$(19,525)

Basic and diluted net loss attributable to common stockholders	$(2.69)	$(6.10)	$(14.38)	$(37.90)	$(1.63)	$(0.72)	$(0.71)

Shares used in computing basic and diluted net loss attributable to common stockholders	765,290	1,653,631	1,783,564	2,046,944	24,499,022	21,525,168	27,650,521

	As of December 31,					June 30, 2005
	2000	2001	2002	2003	2004
						(Unaudited)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$4,626	$2,718	$29,195	$54,590	$115,178	$95,617
Working capital	4,183	1,931	24,424	47,016	108,417	86,158
Total assets	5,014	4,102	31,847	69,323	131,548	102,277
Long-term debt	—	—	—	627	192	23
Convertible preferred stock	7,456	15,370	64,351	114,332	—	—
Accumulated deficit	(3,050)	(13,143)	(38,790)	(101,957)	(141,805)	(161,330)
Total stockholders’ equity (deficit)	(2,960)	(12,863)	(38,253)	(78,818)	105,134	89,604

The information regarding the quarters within the years ended December 31, 2003, 2004 and 2005 has been derived from Corgentech’s quarterly financial statements.

For the year ended December 31, 2003 (in thousands, except share and per share data)

	Three Months Ended,
	March 31	June 30	September 30	December 31
		(Unaudited)
Statement of Operations Data:
Contract revenues	$—	$—	$—	$8,678
Operating expenses
Research and development	11,136	10,845	13,642	10,381
General and administrative	1,061	1,164	1,058	2,784

Total operating expenses	(12,197)	(12,009)	(14,700)	(13,165)
Loss from operations	(12,197)	(12,009)	(14,700)	(4,487)
Interest and other income	125	112	23	157
Interest and other expense	(6)	(13)	(1,047)	(19,125)

Net loss	(12,078)	(11,910)	(15,724)	(23,455)
Preferred stock dividend	—	—	—	(14,407)

Net loss attributable to common stockholders	$(12,078)	$(11,910)	$(15,724)	$(37,862)

Basic and diluted net loss attributable to common stockholders per common share	$(6.30)	$(6.07)	$(7.78)	$(16.58)

Shares used in computing basic and diluted net loss per share	1,918,158	1,961,861	2,020,200	2,283,835

For the year ended December 31, 2004 (in thousands, except share and per share data)

	Three Months Ended,
	March 31	June 30	September 30	December 31
		(Unaudited)
Statement of Operations Data:
Contract revenues	$7,749	$10,635	$9,266	$8,732
Operating expenses
Research and development	12,107	16,552	18,172	16,166
General and administrative	2,439	3,374	4,119	5,081

Total operating expenses	(14,546)	(19,926)	(22,291)	(21,247)
Loss from operations	(6,797)	(9,291)	(13,025)	(12,515)
Interest and other income	284	479	565	590
Interest and other expense	(52)	(20)	(19)	(47)

Net loss.	$(6,565)	$(8,832)	$(12,479)	$(11,972)

Basic and diluted net loss attributable to common stockholders per common share	$(0.42)	$(0.32)	$(0.46)	$(0.44)

Shares used in computing basic and diluted net loss per share	15,748,546	27,301,791	27,391,031	27,490,072

For the first two quarters for the year ending December 31, 2005 (in thousands, except share and per share data)

	Three Months Ended,
	March 31	June 30
	(Unaudited)
Statement of Operations Data:
Contract revenues	$5,488	$8,119
Operating expenses
Research and development	15,990	10,755
General and administrative	3,881	3,702

Total operating expenses	(19,871)	(14,457)
Loss from operations	(14,383)	(6,338)
Interest and other income	588	636
Interest and other expense	(17)	(11)

Net loss	$(13,812)	$(5,713)

Basic and diluted net loss attributable to common stockholders per common share	$(0.50)	$(0.21)

Shares used in computing basic and diluted net loss per share	27,595,453	27,706,465

ALGORX

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(In thousands, except share and share data)

You should read the following tables in conjunction with AlgoRx’s consolidated financial statements and related notes and AlgoRx’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained elsewhere in this joint proxy statement/prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

The statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 have been derived from AlgoRx’s audited consolidated financial statements contained in Annex L to this joint proxy statement/prospectus, and have been audited by Ernst & Young LLP, independent registered public accounting firm. The statement of operations data for the period from March 6, 2001 (inception) to December 31, 2001 and the balance sheet data as of December 31, 2001 and 2002 have been derived from our audited consolidated financial statements which are not included in this joint proxy statement/prospectus. The statement of operations data for the six months ended June 30, 2004 and June 30, 2005, and from March 6, 2001 (inception) to June 30, 2005 and the balance sheet data as of June 30, 2005 have been derived from unaudited financial statements included as Annex M to this joint proxy statement/prospectus.

	Period from March 6, 2001 (inception) to December 31,	Years Ended December 31,			Six Months Ended June 30,		Period from March 6, 2001 (inception) to June 30,
	2001	2002	2003	2004	2004	2005	2005
					(Unaudited)		(Unaudited)
Statement of Operations Data:
Contract revenue	$—	$149	$100	$—	$—	$—	$249
Operating expenses:
Research and development	365	11,745	12,191	17,169	5,238	9,503	50,973
General and administrative	1,096	3,076	3,477	6,468	2,640	5,850	19,967
Acquired in-process research and development	—	5,716	—	—	—	—	5,716

Total operating expenses	(1,461)	(20,537)	(15,668)	(23,637)	(7,877)	(15,353)	(76,656)

Loss from operations	(1,461)	(20,388)	(15,568)	(23,637)	(7,877)	(15,353)	(76,407)
Gain (loss) on sale of assets	—	(36)	103	—	—	22	89
Interest and other income	47	237	86	628	226	395	1,393
Interest and other expense	(2)	(4)	(107)	(24)	(24)	—	(137)

Net loss	$(1,416)	$(20,191)	$(15,486)	$(23,033)	$(7,675)	$(14,936)	$(75,062)

Basic and diluted net loss per share	$(79.27)	$(110.36)	$(59.75)	$(27.68)	$(8.57)	$(13.35)

Shares used in computing basic and diluted net loss per share	17,866	182,949	259,182	832,024	895,585	1,118,972

	As of December 31,				As of June 30, 2005
	2001	2002	2003	2004
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$7,914	$8,873	$4,546	$39,858	$28,135
Total assets	8,053	12,681	7,401	43,254	30,343
Convertible preferred stock	9,099	32,194	32,194	87,687	87,687
Deficit accumulated during the development stage	(1,416)	(21,607)	(37,093)	(60,126)	(75,062)
Total stockholders’ equity (net capital deficiency)	(1,391)	(21,277)	(36,562)	(47,877)	(60,981)

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

(in thousands, except share and per share data)

The following selected unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting. For accounting purposes, AlgoRx is considered to be acquiring Corgentech in this merger. The Corgentech and AlgoRx unaudited pro forma condensed combined balance sheet data assume that the merger of Corgentech and AlgoRx took place on June 30, 2005, and combines the Corgentech historical balance sheet at June 30, 2005 with AlgoRx’s historical balance sheet at June 30, 2005. The Corgentech and AlgoRx unaudited pro forma condensed combined statement of operations data assume that the merger of Corgentech and AlgoRx took place as of the beginning of the periods presented. The unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2004 combines Corgentech’s historical statement of operations for the year then ended with AlgoRx’s statement of operations for the year ended December 31, 2004. The unaudited pro forma condensed combined statement of operations data for the six months ended June 30, 2005 combines Corgentech’s historical statement of operations for the six months then ended with AlgoRx’s historical statement of operations for the six months ended June 30, 2005.

The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data as of and for the six months ended June 30, 2005 and for the year ended December 31, 2004 are derived from the unaudited pro forma condensed combined financial statements at page 153 of this joint proxy statement/prospectus and should be read in conjunction with those statements and the related notes. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

	Year Ended December 31, 2004	Six Months Ended June 30, 2005
	(in thousands)
Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Revenue	$36,382	$13,607
Net loss	(56,480)	(30,428)
Net loss per share: basic and diluted	$(0.73)	$(0.38)

Weighted average number of shares used in computing loss per share:
Basic and diluted	77,131,804	80,283,303

		As of June 30, 2005
		(in thousands)
Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash, cash equivalents, and short-term investments		$123,753
Working capital		116,082
Total assets		129,680
Long-term liabilities		34
Stockholders’ equity		117,926

DESCRIPTION OF CORGENTECH’S COMMON STOCK

Common Stock

As of September 30, 2005, the authorized common stock of Corgentech consisted of 100,000,000 shares of common stock, of which 28,074,114 shares were issued and outstanding.

Dividend Rights. Corgentech has never declared or paid any cash dividends on its capital stock.

Voting Rights. Each holder of shares of Corgentech common stock is entitled to one vote for each share held on all matters submitted to a vote of Corgentech stockholders. Cumulative voting for the election of directors is not provided for in Corgentech’s certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive of Similar Rights. The Corgentech common stock is not entitled to preemptive rights and is not subject to conversion.

Rights to Receive Liquidation Distributions. Upon a liquidation, dissolution or winding up of the Corgentech, assets legally available for distribution to stockholders are distributable ratably among the holders of the Corgentech common stock outstanding at that time after payment of any liquidation preferences on any outstanding preferred stock.

Anti-Takeover Provisions. The provisions of the Delaware General Corporation Law, or DGCL, Corgentech’s certificate of incorporation and bylaws may have the effect of delaying, deferring, or discouraging another person from acquiring control from Corgentech.

Corgentech is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, prior to the time the interested stockholder attained that status;

•	upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

With certain exceptions, an “interested stockholder” is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

In general, Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may “opt out” of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. However, Corgentech has not “opted out” of this provision. Section 203 could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire Corgentech.

Transfer Agent. The transfer agent for Corgentech common stock is Mellon Investor Services LLC.

Listing. Corgentech common stock is quoted on the NASDAQ National Market under the symbol “CGTK.”

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following information does not give effect to the proposed one-for-four reverse stock split of Corgentech common stock described in Corgentech’s Proposal No. 2.

The information below reflects:

•	the historical net loss and book value per share of Corgentech common stock and the historical net loss and book value per share of AlgoRx common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed merger of Corgentech with AlgoRx on a purchase basis; and

•	the equivalent historical net loss and book value per share attributable to 52,632,782 shares of Corgentech common stock which will be issued to the holders of AlgoRx common stock, preferred stock and a warrant, assuming the merger was consummated on January 1, 2004.

You should read the tables below in conjunction with the respective audited and unaudited financial statements and related notes of Corgentech and AlgoRx included elsewhere in this joint proxy statement/prospectus and the unaudited pro forma condensed financial information and notes related to such financial statements included elsewhere in this joint proxy statement/prospectus.

CORGENTECH

	Year Ended December 31, 2004	Six Months Ended June 30, 2005
		(unaudited)
Historical Per Common Share Data:
Net loss per common share—basic and diluted	$(1.63)	$(0.71)
Book value per share	4.29	3.24

ALGORX

	Year Ended December 31, 2004	Six Months Ended June 30, 2005
		(unaudited)
Historical Per Common Share Data:
Net loss per common share—basic and diluted	$(27.68)	$(13.35)
Book value per share	(57.54)	(54.50)

CORGENTECH AND ALGORX

	Year Ended December 31, 2004	Six Months Ended June 30, 2005
	(unaudited)
Combined Pro Forma Per Common Share Data:
Net loss per combined share—basic and diluted	$(0.73)	$(0.38)

Equivalent Pro Forma Data:
Net loss per equivalent AlgoRx share—basic and diluted	$(2.14)	$(1.11)
Book value per combined share	$1.90	$1.47

FORWARD-LOOKING INFORMATION

This joint proxy statement/prospectus includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believes,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predicts,” “project,” “should,” “will” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this joint proxy statement/prospectus include, without limitation, statements regarding benefits of the proposed merger and future expectations concerning available cash and cash equivalents, the expected timing of the conclusion of clinical trials, the timing of regulatory filings, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed in or implied by this joint proxy statement/prospectus. Such risk factors include, among others:

•	difficulties encountered in integrating merged businesses;

•	uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies and the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals, if any;

•	the competitive environment in the life sciences industry;

•	whether the companies can successfully develop new products and the degree to which these gain market acceptance.

•	the success and timing of our preclinical studies and clinical trials;

•	our ability to obtain and maintain regulatory approval for our product candidates and the timing of such approvals;

•	our plans to research, develop and commercialize our product candidates;

•	regulatory developments in the United States and foreign countries; and

•	our ability to obtain and maintain intellectual property protection for our product candidates.

Actual results may differ materially from those contained in the forward-looking statements in this joint proxy statement/prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. All forward-looking statements are qualified in their entirety by this cautionary statement.

RISK FACTORS

You should consider the following factors in evaluating whether to approve the issuance of shares of Corgentech common stock in the merger or whether to adopt the merger agreement, as the case may be. These factors should be considered in conjunction with the other information included or incorporated by reference by Corgentech and AlgoRx in this joint proxy statement/prospectus.

To facilitate a reading of the risks that we believe will apply to Corgentech and AlgoRx as a combined company following completion of the merger, in referring to “we,” “us” and other first person declarations in these risk factors, we are referring to the combined company as it would exist following the merger. Where we use the words describing either Corgentech or AlgoRx, as the case may be, we are referring to such entity as a stand alone company.

RISKS RELATING TO THE MERGER

If we are not successful in integrating our organizations, we may not be able to operate efficiently after the merger.

Achieving the benefits of the merger will depend in part on the successful integration of Corgentech’s and AlgoRx’s operations and personnel in a timely and efficient manner. The integration process requires coordination of different development, regulatory, manufacturing and commercial teams, and involves the integration of systems, applications, policies, procedures, business processes and operations. This may difficult and unpredictable because of possible cultural conflicts and different opinions on scientific and regulatory matters. If we cannot successfully integrate our operations and personnel, we may not realize the expected benefits of the merger.

Integrating our companies may divert management’s attention away from our operations.

Successful integration of Corgentech’s and AlgoRx’s operations, products and personnel may place a significant burden on our management and our internal resources. The diversion of management’s attention and any difficulties encountered in the transition and integration process could result in delays in the companies’ clinical trial programs and could otherwise harm our business, financial condition and operating results.

We expect to incur significant costs integrating the companies into a single business.

We expect to incur significant costs integrating Corgentech’s and AlgoRx’s operations, products and personnel. These costs may include costs for:

•	employee redeployment, relocation or severance;

•	conversion of information systems;

•	combining development, regulatory, manufacturing and commercial teams and processes;

•	reorganization of facilities; and

•	relocation or disposition of excess equipment.

If we fail to retain key employees, the benefits of the merger could be diminished.

The successful combination of Corgentech and AlgoRx will depend in part on the retention of key personnel. There can be no assurance that Corgentech will be able to retain its or AlgoRx’s key management and scientific personnel. If we fail to retain such key employees, we may not realize the anticipated benefits of the merger.

If the one or more of the products in the merged company cannot be shown to be safe and effective in clinical trials, is not approvable or not commercially successful, then the benefits of the merger may not be realized.

The combined company will have three products in the clinic and a fourth scheduled to enter clinical testing in 2006. All of these products must be rigorously tested in clinical trials, and shown to be safe and effective before the U.S. Food and Drug Administration, or its foreign counterparts, will consider them for approval. Failure to demonstrate that one or more of the products is safe and effective, or significant delays in demonstrating safety and efficacy, could diminish the benefits of the merger. All of these products must be approved by a government authority such as the U.S. Food and Drug Administration before they can be commercialized. Failure of one or more of the products to obtain such approval, or significant delays in obtaining such approval, could diminish the benefits of the merger. Once approved for sale, the products must be successfully commercialized. Failure to commercialize successfully one or more of the products could diminish the benefits of the merger.

Because AlgoRx stockholders will receive a fixed number of shares of Corgentech common stock in the merger, rather than a fixed value, if the market price of Corgentech common stock declines, AlgoRx stockholders will receive consideration in the merger of lesser value.

The aggregate number of shares of common stock of Corgentech to be issued to AlgoRx stockholders is fixed, therefore, the aggregate number of shares that AlgoRx stockholders will receive in the merger will not change, even if the market price of Corgentech common stock changes. In recent years, the stock market in general, and the securities of biotechnology companies in particular, have experienced extreme price and volume fluctuations. These market fluctuations may adversely affect the market price of Corgentech common stock. The market price of Corgentech common stock upon and after the consummation of the merger could be lower than the market price on the date of the merger agreement or the current market price. AlgoRx stockholders should obtain recent market quotations of Corgentech common stock before they vote on the merger.

The value of the merger consideration to be allocated among the various classes and series of AlgoRx stock will be determined just prior to the consummation of the merger and will be based on the value of the merger consideration, which will be determined by the average of the closing sale prices of Corgentech common stock for the five consecutive trading days ending three trading days prior to the consummation of the merger. The aggregate amount of merger consideration will be allocated to the holders of AlgoRx common stock, preferred stock and the warrant holder in accordance with the applicable liquidation preference provisions of AlgoRx’s certificate of incorporation, after giving effect to the provisions of the AlgoRx 2005 Retention Bonus Plan and as set forth in the merger agreement. The shares of Corgentech common stock received in the merger may be insufficient to cover the liquidation preference provisions of the preferred stock set forth in AlgoRx’s certificate of incorporation and, as a result, the holders of AlgoRx common stock may not receive any merger consideration. The five-day average closing sale prices used to calculate the value of the merger consideration will need to reach or exceed $2.43 before the AlgoRx common stockholders will receive any shares of Corgentech common stock in the merger.

Failure to complete the merger could adversely affect Corgentech’s stock price and Corgentech’s and AlgoRx’s future business and operations.

The merger is subject to the satisfaction of closing conditions, including the approval by both Corgentech and AlgoRx stockholders, and neither Corgentech nor AlgoRx can assure you that the merger will be successfully completed. In the event that the merger is not consummated, Corgentech and AlgoRx may be subject to many risks, including the costs related to the merger, such as legal, accounting and advisory fees, which must be paid even if the merger is not completed, or the payment of a termination fee under certain circumstances. If the merger is not consummated, the market price of Corgentech common stock could decline.

Completion of the merger may result in dilution of future earnings per share to the stockholders of Corgentech.

The completion of the merger may result in greater net losses or a weaker financial condition compared to that which would have been achieved by either Corgentech or AlgoRx on a stand-alone basis. The merger could fail to produce the benefits that the companies anticipate, or could have other adverse effects that the companies currently do not foresee. In addition, some of the assumptions that either company has made, such as the achievement of operating synergies, may not be realized. In this event, the merger could result in a greater losses as compared to the losses that would have been incurred by Corgentech if the merger had not occurred.

The costs associated with the merger are difficult to estimate, may be higher than expected and may harm the financial results of the combined company.

Corgentech and AlgoRx estimate that they will incur aggregate direct transaction costs of approximately $4.2 million associated with the merger, and additional costs associated with the consolidation and integration of operations, which cannot be estimated accurately at this time. If the total costs of the merger exceed our estimates or the benefits of the merger do not exceed the total costs of the merger, the financial results of the combined company could be adversely affected.

AlgoRx executive officers and directors may have interests that are different from, or in addition to, those of AlgoRx stockholders generally.

The executive officers and directors of AlgoRx may have interests in the merger that are different from, or are in addition to, those of AlgoRx stockholders generally. These interests include ownership through affiliated entities of Corgentech common stock, certain AlgoRx directors being nominated for election to the Corgentech board of directors at the effective time of the merger, rights of executive officers under both the AlgoRx 2005 Retention Bonus Plan and the AlgoRx 2005 Employee Severance Plan, the accelerated vesting of stock options in connection with the merger, and/or the provision and continuation of indemnification and insurance arrangements for current directors of AlgoRx following consummation of the merger. These interests may influence these directors in making their recommendation that you vote in favor of the adoption of the merger agreement. You should be aware of these interests when you consider the AlgoRx board of director’s recommendation that you vote in favor of adoption of the merger agreement. See the section entitled “The Merger—Interests of AlgoRx’s Executive Officers and Directors in the Merger” starting on page 90.

RISKS RELATING TO CORGENTECH

Risks Relating to Corgentech’s Business

We will depend heavily on the success of our lead product candidate, NF-kB Decoy, which is in clinical development. If we are unable to complete Phase 1/2 clinical trials or NF-kB Decoy proves to be unsafe, our business may suffer.

The commercial success of NF-kB Decoy will depend upon successful completion of all required clinical trials, manufacturing supplies for clinical testing and commercialization, obtaining marketing approval, successfully launching the product, positive post-marketing safety surveillance of the product and acceptance of the product by the medical community and third-party payors as clinically useful, cost-effective and safe. If the data from our Phase 1/2 clinical trial in eczema are not satisfactory, we may discontinue the development of NF-kB Decoy.

We have limited manufacturing capabilities and manufacturing personnel and expect to depend on third-party manufacturing.

We have limited personnel with experience in, and we do not own facilities for, manufacturing any clinical or commercial products. We must rely on third parties to supply us with NF-kB Decoy for our clinical trials. We do not have agreements with third parties which obligate them to provide us with any products. There are a limited number of manufactures that are capable of manufacturing the active ingredients of TF decoys and are willing to do so. We may not be able to obtain manufacturers in a timely manner, if at all, to meet our requirements for clinical trials and, subject to receipt of regulatory approvals, commercial sale. We also depend on third-party contract laboratories to perform quality control testing of TF decoys.

We may in the future elect to manufacture certain of our products in our own manufacturing facilities. We would need to invest additional funds and recruit qualified personnel in order to build or lease and operate any manufacturing facilities.

Our competitors currently offer and may develop therapies that reduce the size of our markets.

There are a growing number of approved therapies for the treatment of eczema. These include generic drugs with agents such as corticosteroids and new drugs such as Elidel ®, marketed by Novartis AG, and Protopic ®, marketed by Astellas Pharma Inc. In addition, other treatments for eczema are in various stages of preclinical and clinical development. These therapies could affect the size of the eczema market or could result in pricing pressure if we receive marketing approval for NF-kB Decoy.

If our preclinical tests or clinical trials with respect to our TF decoys or aptamers do not meet safety or efficacy endpoints in these evaluations, or if we experience significant delays in these tests or trials, our ability to commercialize products and our financial position will be impaired.

Clinical development, including preclinical testing, is a long, expensive and uncertain process and is subject to delays. It may take us several years to complete our testing, and failure can occur at any stage of testing. Patient enrollment in future clinical trials depends on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the study and patient compliance. Delays in patient enrollment or failure of patients to continue to participate in a study may cause an increase in costs and delays, or result in the failure of the trial.

The results of preclinical or clinical studies do not necessarily predict future clinical trial results, and acceptable results in early studies might not be seen in later studies. Any preclinical or clinical test may fail to produce results satisfactory to the FDA or foreign regulatory authorities. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Drug-related adverse events during a clinical trial could cause us to repeat a trial, terminate a trial or cancel the program. In addition, we are required by the FDA to conduct additional preclinical studies, including toxicology, while our clinical studies are ongoing.

We have a limited operating history and if we do not generate significant revenues, we will not be able to achieve profitability.

We do not have any products approved for marketing. We have a limited history of operations and we have incurred net losses since our inception. As of June 30, 2005, we had an accumulated deficit of approximately $161.3 million. We expect to incur substantial net losses to further develop and commercialize TF decoys and do not know whether or when we will become profitable and may not be able to sustain our operations.

We will need additional financing, which may be difficult to obtain. If we fail to obtain necessary financing or do so on unattractive terms, our development programs and other operations could be harmed.

We will require substantial funds to conduct development, including preclinical testing and clinical trials of our potential products including NF-kB Decoy. We expect to incur significant spending as we expand our development programs and pre-commercialization activities and our future capital requirements will depend on many factors, including:

•	the scope and results of our NF-kB Decoy clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals for NF-kB Decoy and other future TF decoys;

•	the cost of TF decoys manufacturing activities;

•	the cost of TF decoys pre-commercialization activities;

•	the cost of research related to our program developing aptamers for treating hospital-based infections; and

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including any litigation costs and the results of such litigation.

Additional financing may not be available when we need it or may not be available on favorable terms. If we are unable to obtain adequate funding on a timely basis, we may be required to significantly curtail one or more of our research, development or commercial programs. We could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates or products which we would otherwise pursue on our own. If we raise additional funds by issuing equity securities, our then-existing stockholders will experience dilution and the terms of any new equity securities may have preference over our common stock.

Our products are based on a new technology, TF decoys, and we have only limited experience in regulatory affairs, which may affect our ability or the time required to obtain necessary regulatory approvals.

Our most advanced product candidate, NF-kB Decoy, is based on our TF decoy technology. Our E2F Decoy program was also based on TF decoy technology. We discontinued development of E2F Decoy when our Phase 3 trials did not meet their primary or secondary endpoints. Because there are currently no approved products based on this technology, the regulatory requirements governing this type of product may be more rigorous or less clearly established than for already approved classes of therapeutics. We must provide the FDA and foreign regulatory authorities with preclinical and clinical data that demonstrate that our products are safe and effective before they can be approved for commercial sale. We have only limited experience in filing and prosecuting the applications necessary to gain regulatory approvals. As a result, we may experience a longer regulatory process in connection with obtaining regulatory approvals for our product candidates.

If we do not find collaborators for our product candidates, we may have to reduce or delay our rate of product development and/or increase our expenditures.

Our strategy to develop, manufacture and commercialize our products may include entering into various relationships with pharmaceutical companies with respect to some programs to advance such programs and reduce our expenditures on such programs. To date, we have entered into one collaboration agreement regarding E2F Decoy. On March 29, 2005, Bristol-Myers Squibb Company provided notice of termination of our collaboration agreement to develop and commercialize E2F Decoy. On March 30, 2005, we announced that we had decided to terminate any further development of E2F Decoy. Our other product candidates, including NF-kB Decoy, will target highly competitive therapeutic markets in which we have limited experience and expertise. If we are unable to develop this expertise ourselves, we will need to enter into agreements with a biotechnology or pharmaceutical company to provide us with the necessary resources and experience for the development and commercialization of products in these markets. There are a limited number of companies with the resources necessary to develop our future products commercially, and we may be unable to attract any of these firms. A company that has entered into a collaboration agreement with one of our competitors may choose not to enter into a collaboration agreement with us. We may not be able to negotiate any collaboration on acceptable terms or at all. If we are not able to establish collaborative arrangements, we may have to reduce or delay further development of some of our programs and/or increase our expenditures and undertake the development activities at our own expense. If we elect to increase our expenditures to fund our development programs, we will need to obtain additional capital, which may not be available on acceptable terms or at all.

In addition, there have been a significant number of recent business combinations among biotechnology and pharmaceutical companies that have reduced the number of potential future collaborators. If business combinations involving potential collaborators were to occur, the effect could be to diminish, terminate or cause delays in one or more of our product development programs.

We depend on our officers and key employees, and if we are not able to retain them or recruit additional qualified personnel, our business will suffer.

We are highly dependent on our chief executive officer, John P. McLaughlin and other officers and key employees. Due to the specialized knowledge each of our officers and key employees possesses with respect to TF decoys and our operations, the loss of service of any of our officers or key employees could delay or prevent the successful enrollment and completion of our clinical trials or the commercialization of TF decoys. We do not carry key man life insurance on our officers or key employees except for Mr. McLaughlin.

We have employment agreements with Mr. McLaughlin, Richard P. Powers, our vice president and chief financial officer, and James Z. Huang, our president. Each of our officers and key employees may terminate their employment without notice and without cause or good reason.

In addition, our growth will require hiring a significant number of qualified scientific, regulatory, manufacturing, commercial and administrative personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. Our offices are located in the San Francisco Bay Area, where competition for personnel with biopharmaceutical skills is intense. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

As a result of the reduction in force we announced on April 19, 2005, we may be unable to retain employees and experience significant delays in recruiting new employees in the future.

We announced on April 19, 2005 a plan to reduce our workforce by 45%, which left us with a post-reduction workforce of 72 employees at June 30, 2005. As of September 30, 2005, we had 71 employees. We may experience a further reduction in force due to voluntary employee terminations or may experience difficulty recruiting new employees to further the research, development and commercialization of our future drug candidates, including NF-kB Decoy. There can be no assurance that our current and planned personnel will be adequate to support such activities. If we are unable to manage any necessary growth effectively, our business could be harmed.

Risks Relating to Corgentech’s Intellectual Property

If we are unable to obtain and maintain protection for the intellectual property incorporated into our products, the value of our technology and products will be adversely affected.

Our success will depend in large part on our ability or the ability of our licensors to obtain and maintain protection in the United States and other countries for the intellectual property incorporated into our products. As of September 30, 2005, we had 43 issued United States and foreign patents and 62 pending United States and foreign patent applications. The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions. Neither we nor our licensors may be able to obtain additional issued patents relating to our technology. Even if issued, patents may be challenged, narrowed, invalidated, or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of the term of patent protection we may have for our products. In addition, our patents and our licensors’ patents may not afford us protection against competitors with similar technology. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications.

We also rely on trade secret protection and confidentiality agreements to protect our interests in proprietary know-how that is not patentable and for processes for which patents are difficult to enforce. We cannot be certain that we will be able to protect our trade secrets adequately. Any leak of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets.

If we lose our licenses from The Brigham and Women’s Hospital we will not be able to continue our business.

We hold a license from The Brigham and Women’s Hospital, Inc. for patents, patent applications and know-how covering our transcription factor decoy technology generally and NF-kB Decoy specifically. This license agreement imposes various diligence, commercialization, sublicensing, royalty, insurance, and other obligations on us. If we fail to comply with the obligations in the license agreement, the licensor may have the right to terminate the license and we may not be able to market products that were covered by the license including NF-kB Decoy. To date, we have met all of our obligations under this agreement.

RISKS RELATING TO CORGENTECH COMMON STOCK

Anti-takeover defenses that we have in place could prevent or frustrate attempts by stockholders to change the direction or management of the company.

Provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third-party from acquiring control of us without the approval of our board of directors. These provisions:

•	establish a classified board of directors, so that not all members of our board may be elected at one time;

•	set limitations on the removal of directors;

•	limit who may call a special meeting of stockholders;

•	establish advance agreement requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	provide our board of directors the ability to designate the terms of and issue new series of preferred stock without stockholder approval.

These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirors at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

Following the merger, our principal stockholders and management will own a significant percentage of our stock and will be able to exercise significant influence.

Corgentech’s executive officers, directors and principal stockholders, together with their affiliates, will own approximately 45.6% of the voting stock of the combined company, respectively, including shares subject to outstanding options after the consummation of the merger based upon shares outstanding as of September 30, 2005. Our executive officers are not affiliated with any of our directors, principal stockholders or their affiliates. These stockholders will likely be able to determine the composition of our board of directors, possess the voting power to approve all matters requiring stockholder approval, including the approval of mergers and acquisitions or other changes in corporate control, and will continue to have significant influence over our operations. The interests of these stockholders may be different than the interests of other stockholders on these matters. This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

Our stock price is volatile and our closing stock price has changed during the nine months ended September 30, 2005 from a highest close of $2.86 per share to a lowest close of $2.14 per share. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The price for our common stock may be influenced by many factors, including:

•	results of our clinical trials;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	regulatory developments in the United States and foreign countries;

•	developments or disputes concerning patents or other proprietary rights;

•	ability to manufacture our products to commercial standards;

•	public concern over our products;

•	litigation;

•	the departure of key personnel;

•	future sales of our common stock;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	investors’ perceptions of us; and

•	general economic, industry and market conditions.

The stock price of Corgentech common stock after the merger may be affected by factors different from those currently affecting the shares of Corgentech common stock.

The businesses of Corgentech and AlgoRx differ in some respects and, accordingly, the results of operations of the combined company and the stock price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of Corgentech and AlgoRx.

RISKS RELATING TO ALGORX

Risks Relating to AlgoRx’s Business

Clinical trials may fail to adequately demonstrate the safety or efficacy of ALGRX 3268, ALGRX 4975, ALGRX 1207 or any future product candidates, preventing or significantly delaying their regulatory approval.

Before obtaining regulatory approval to commercialize any of AlgoRx’s product candidates, we must subject them to extensive preclinical and clinical testing. These clinical trials are designed to provide both efficacy and safety data, which will help determine the steps it needs to take to continue development of these product candidates.

Clinical trial programs are expensive, time-consuming and typically take years to complete. AlgoRx is developing an injectable formulation of ALGRX 4975 to potentially treat patients with pain resulting from musculoskeletal diseases, such as osteoarthritis and tendonitis. No drug has ever been approved by the FDA for the treatment of tendonitis or many other musculoskeletal diseases. Thus, it is difficult to estimate the types of clinical trials that the FDA might require and the time it will take to complete such trials.

We anticipate developing ALGRX 4975 in both a gel and an injectable formulation. In its clinical trials to date, AlgoRx used only a liquid form of ALGRX 4975, though we plan to use the gel formulation in some of our later trials. To date, no clinical trials have been completed using the gel formulation. We may encounter unexpected difficulties in developing the gel formulation, which may delay the development of ALGRX 4975 to treat postsurgical pain. This may occur for various reasons, including efficacy or safety issues arising from the use of the gel formulation in later clinical trials and concerns that may be raised by the FDA about the gel formulation. Such difficulties may delay or prevent our efforts to develop a gel formulation of ALGRX 4975.

In connection with clinical trials, we face the risks that:

•	a product candidate may not prove to be efficacious;

•	we may discover that a product candidate causes harmful side effects;

•	patients may die or suffer other adverse medical effects for reasons that may or may not be related to the product candidate being tested;

•	the results may not meet the level of statistical significance required by the FDA or other regulatory agencies;

•	the results may not confirm positive results of earlier trials; and

•	the FDA may place a clinical hold on studies of the product candidates.

The FDA may place our clinical trials on clinical hold due to a variety of factors, including safety concerns, or results obtained from other trials of the same product candidate. If any of the clinical trials were placed on hold, we would have to suspend enrollment or cancel the trial, and would be unable to enroll any patients unless and until the FDA allowed us to continue the trial.

The results from the preclinical studies or early clinical trials may not be predictive of results that may be obtained in the later clinical trials. For example, the results from the Phase 1 and 2 clinical trials for ALGRX 4975 for injection may not be predictive of results obtained in additional Phase 2 and Phase 3 clinical trials. Future clinical trials may indicate previously undetected side effects or fail to demonstrate efficacy in a statistically significant manner. If clinical trials are not completed, significantly delayed or fail to demonstrate that the product candidates are safe and efficacious to the FDA’s satisfaction, our business and reputation would be harmed.

To obtain regulatory approval to market of our products, we will need to conduct nonclinical studies in animals, and the results of these nonclinical studies may not demonstrate adequate efficacy and, even if they do, the results may not necessarily be predictive of results in human trials.

As part of the regulatory approval process, we must conduct, at our own expense, nonclinical studies in laboratory animals and clinical trials in humans. The number of nonclinical trials that the regulatory authorities will require varies depending on the product candidate, the disease or condition the product candidate is being developed to address and regulations applicable to the particular product candidate. We may need to perform multiple nonclinical studies using various doses and formulations of our products before we can begin clinical trials or during our clinical trials, which could result in delays in developing the product candidate. Furthermore, nonclinical results in animal studies are not necessarily predictive of outcomes in human clinical trials. After we conduct nonclinical studies in animals for a product candidate, we must demonstrate in clinical trials that the product candidate is safe and efficacious for use on humans in order to receive regulatory approval for commercial sale. Even if initial results of nonclinical studies for a product candidate are positive, we may obtain different results in later stages of drug development, including failure to show desired safety and efficacy.

Failure to enroll patients for clinical trials may cause delays in developing the product candidates, and delays in the commencement of clinical testing of the current product candidates could result in increased cost to us and delay our ability to generate revenues.

AlgoRx is currently enrolling or seeking to enroll patients in multiple clinical trials for studies of ALGRX 4975 and other product candidates. We will encounter delays or possibly regulatory rejections if we are unable to enroll enough patients to complete clinical trials. Patient enrollment depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the trial. Any delays in planned patient enrollment in the future may result in increased costs and delays, which could harm our ability to develop the product candidate.

Delays in the commencement of clinical testing could significantly increase product development costs and delay product commercialization. The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

•	demonstrating sufficient safety and efficacy to obtain regulatory approval to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective contract research organizations and trial sites;

•	manufacturing sufficient quantities of a product candidate;

•	obtaining release from an FDA imposed clinical hold on an IND application; and

•	obtaining institutional review board approval to conduct a clinical trial at a prospective site.

There may be delays in developing a product candidate as a result of the necessary preclinical studies to assess the safety of the product candidate including its ability to cause cancer and interactions with other drugs.

We are required to conduct preclinical studies to evaluate the safety of the product candidate including its ability to cause cancer. For example, such studies are likely to be required for ALGRX 4975 for the treatment of post-trauma neuropathic pain and for pain resulting from musculoskeletal diseases. Such studies require about three years to complete and report.

It may require longer and larger clinical trials to study a product candidate for certain indications such as chronic condition.

The time frame of AlgoRx’s clinical studies for a product candidate for a chronic condition may also be affected by the International Conference on Harmonisation guidelines that dictate that at least 1,500 patients must be exposed to the drug prior to submission of a registration application and at least 500 patients be exposed to a new drug for one year. Thus, the length of the development program for a product candidate such as ALGRX 4975 for post-trauma neuropathic pain and for pain resulting from musculoskeletal diseases may be longer than a development program for an acute condition such as ALGRX 4975 for treatment of postsurgical pain. In addition to the time required to conduct these studies, the results of such studies may demonstrate harmful side effects of a product candidate which would impair or prevent our ability to develop such product candidate. In addition, we are contemplating different formulations of a product candidate such as ALGRX 4975 for multiple potential indications. Our development of ALGRX 4975 may be delayed as we evaluate these different formulations.

The independent clinical investigators and contract research organizations that we rely on to conduct clinical trials may not be diligent, careful or timely, and may not allocate adequate resources to our trials which could result in incomplete collection of data that would require us to perform additional trials thereby increasing cost and time to regulatory approval.

AlgoRx currently depends on several independent clinical investigators and contract research organizations to conduct its clinical trials under their agreements with AlgoRx. AlgoRx has not employed these investigators, and AlgoRx cannot control the amount of time or resources that they devote to AlgoRx’s programs. AlgoRx’s contracts with these investigators may involve fixed fees. If the costs of performing the clinical trials exceed estimates, these investigators may fail to devote sufficient time and resources to the drug development programs, fail to enroll patients as rapidly as expected, or otherwise fail to perform in a satisfactory manner, and therefore potential regulatory approval and introduction of new products would be delayed. AlgoRx contracts with contract research organizations for execution of AlgoRx’s clinical trials for the product candidates. Failure of the contract research organizations to meet their obligations could adversely affect clinical development of the product candidates. Moreover, these independent investigators and contract research organizations may also have relationships with other commercial entities, some of which may compete with us. Failure to perform by these third parties may increase our development costs, delay our ability to obtain regulatory approval and prevent the commercialization of drug candidates. AlgoRx currently uses approximately 20 contract research organizations to perform services for AlgoRx’s preclinical and clinical trials. While we believe that there are numerous alternative sources to provide these services, in the event we seek alternative sources, we may not be able to enter into replacement arrangements without delays or additional expenditures. We cannot estimate these costs or delays with certainty, but do not expect them to be material. To date, AlgoRx has not experienced any significant difficulties with these independent investigators or contract research organizations and we do not currently expect that their future performance will be less than satisfactory.

If we fail to obtain U.S. regulatory approvals for product candidates under development, we will not be able to generate revenue in the U.S. market.

We must receive FDA approval for each of our product candidates including ALGRX 3268, ALGRX 4975 and ALGRX 1207 before we can commercialize or sell these product candidates in the United States. Even if one of our product candidates is approved by the FDA, the approval may be significantly limited to specific disease indications, patient populations and dosages. For instance, we will likely need separate FDA approvals before ALGRX 4975 can be commercialized to treat each of the three indications for which this product candidate is being developed: postsurgical pain, post-trauma neuropathic pain and musculoskeletal pain. The FDA can limit or deny its approval for many reasons, including:

•	a product candidate may be found to be unsafe or ineffective;

•	regulators may interpret data from preclinical testing and clinical trials differently and less favorably than we do;

•	regulators may not approve the manufacturing processes or facilities that we use; and

•	regulators may change their approval policies or adopt new regulations.

Failure to obtain FDA approval or any delay or setback in obtaining such approval would:

•	adversely affect our ability to market any drugs that it develops and generate product revenues; and

•	impose additional costs and diminish any competitive advantages that we may attain.

Even if we obtain FDA approval, our product candidates may not be approved for all indications that we request, which could limit the uses of the products and adversely impact our potential product sales. If FDA approval of a product is granted, such approval will be subject to limitations on the indicated uses for which the product may be marketed and could require costly, post-marketing follow-up studies. As to any product for which marketing approval is obtained, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the product will be subject to extensive regulatory requirements. The subsequent discovery of previously unknown problems with the product, such as an adverse side effect, may result in restrictions on the product, including withdrawal of the product from the market. We may be slow to adapt, or we may never adapt, to changes in existing requirements or adoption of new requirements or policies.

If we fail to comply with applicable U.S. regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Competition in the biotechnology and pharmaceutical industries is intense, and even if AlgoRx’s product candidates are approved and commercialized, competitive products may impede market acceptance of AlgoRx’s products.

AlgoRx’s business has been characterized by extensive research and development efforts, rapid developments and intense competition. AlgoRx’s competitors may have or may develop superior technologies or approaches, which may provide them with competitive advantages. AlgoRx’s potential products may not compete successfully. If these competitors get to the marketplace before we do with better or less expensive drugs, our product candidates, if approved for commercialization, may not be profitable to sell or worthwhile to continue to develop. Technology in the pharmaceutical industry has undergone rapid and significant change, and we expect that it will continue to do so. Any compounds, products or processes that we develop may become obsolete or uneconomical before we recover any expenses incurred in connection with their development. The success of AlgoRx’s product candidates will depend upon factors such as product efficacy, safety, reliability, availability, timing, scope of regulatory approval, acceptance and price, among other things. Other important factors to our success include speed in developing product candidates, completing clinical development and laboratory testing, obtaining regulatory approvals and manufacturing and selling commercial quantities of potential products to the market.

AlgoRx’s product candidates are intended to compete directly or indirectly with existing drugs. Even if approved and commercialized, AlgoRx’s products may fail to achieve market acceptance with hospitals, physicians or patients. Hospitals, physicians or patients may conclude that AlgoRx’s potential products are less safe or effective or otherwise less attractive than these existing drugs. If AlgoRx’s product candidates do not receive market acceptance for any reason, our revenue potential would be diminished, which would materially adversely affect our ability to become profitable.

ALGRX 4975, if approved and commercialized, will face significant competition. For postsurgical pain, morphine administered by infusion pump is a common treatment method. Several other oral, injectable and patch opioids are also used, including Vicodin® (Abbott Labs), OxyContin® (Purdue Pharma), and Duragesic® (Johnson & Johnson). For localized neuropathic pain, Neurontin® (Pfizer) and tricyclic antidepressants are used to treat neuropathic pain. For later-stage osteoarthritis, hyaluronic acid products, including Synvisc® (Genzyme), a market leader in 2003, are injected locally and several oral opioids, most prominently OxyContin® (Purdue Pharma) and Duragesic® (Johnson & Johnson) are used. For the treatment of tendonitis, glucocorticosteroids are used. VR1, which is involved in the transmission of pain signals to the brain and which is affected by ALGRX 4975, has become a popular target for the pharmaceutical industry. VR1 inhibitors that may also compete with ALGRX 4975 are being developed by several companies, including Merck-Neurogen, Amgen, Schwarz Pharma-Amore Pacific, Purdue Pharma, and PainCeptor. These VR1 inhibitors are expected to advance to clinical evaluation shortly. AlgoRx believes there are other products that are in development that may compete with AlgoRx’s current product candidates.

ALGRX 3268, if approved and commercialized, will face significant competition. During 2003, two leading products for local anesthesia prior to venipuncture procedures were L.M.X.4®, a cream-based product (formerly ELA-MAX, Ferndale Labs), and EMLA®, a cream-based product sold by AstraZeneca. EMLA® has historically been the market leader, and in 2003, several generic versions of EMLA® that are manufactured by Fougera, Atrix, Geneva, and Hi-Tech Pharmaceuticals were approved by the FDA. These products already have established distribution channels and are well known to physicians and hospitals. There are additional products including Numby Stuff® (Iomed) and LidoSite® (Braun-Vyteris) with more rapid onset than the cream-based products above, and two other products, including S-Caine® Patch (ZARS), for which an NDA has been approved that may also compete with ALGRX 3268. If ALGRX 3268 is unable to deliver lidocaine to patients without pain, the product will not be readily adopted by hospitals, physicians or patients, if at all.

ALGRX 1207, if approved and commercialized, will face competition from existing products, including LidoDerm® (Endo), which is a lidocaine patch, and a variety of local anesthetic creams and products with alternative means of delivering lidocaine, including EMLA® cream (AstraZeneca) and its generic equivalents,

L.M.X.4® (Ferndale Labs), S-Caine® Patch (ZARS) and LidoSite® (Braun-Vyteris). There are also capsaicin products in development by NeurogesX and Winston Labs, which would be applied to the skin and which may be approved prior to ALGRX 1207. If approved, ALGRX 1207, which will also likely be formulated as a cream or patch, will compete with existing products based on factors such as efficacy, convenience and onset time of pain relief.

Most of AlgoRx’s competitors, including many of those listed above, have substantially greater capital resources, research and development staffs, facilities and experience in conducting clinical trials and obtaining regulatory approvals, as well as in manufacturing and marketing pharmaceutical products. As a result, they may achieve product commercialization or patent protection earlier than we can.

We have no experience selling, marketing or distributing products and have minimal capabilities to do so.

If we receive regulatory approval to commence commercial sales of any of AlgoRx’s product candidates, we will have to establish a sales and marketing organization with appropriate technical expertise and distribution capability. At present, we have no sales and only one marketing employee. Factors that may inhibit our efforts to commercialize our products without strategic partners or licensees include:

•	difficulty in recruiting and retaining adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to, or persuade adequate numbers of, physicians to prescribe AlgoRx’s products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage against companies with broader product lines; and

•	unforeseen costs associated with creating an independent sales and marketing organization.

As an alternative to establishing our own sales and marketing organization, we may engage other pharmaceutical or health care companies with an existing distribution system and direct sales organization to assist us. We may not be able to negotiate favorable distribution partnering arrangements, if at all. To the extent we enter co-promotion or other licensing arrangements, any revenues we receive will depend on the efforts of third parties and will not be under our control.

If third-party manufacturers of AlgoRx’s products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, their clinical trials and product introductions of the AlgoRx products may be delayed and our costs may rise.

We have no manufacturing facilities, and we have no experience in the commercial manufacturing of drugs or in designing drug manufacturing processes. AlgoRx has contracted with third-party manufacturers to produce, in collaboration with it, product candidates for clinical trials. We intend to rely on third-party contract manufacturers to manufacture, supply, store and distribute any resulting products. The BOC Group plc acts as the sole supplier for the cylinder of compressed helium gas, a key component in the dispenser for ALGRX 3268. While AlgoRx has not experienced any significant problems with its third-party manufacturers to date, AlgoRx’s reliance on these third-party manufacturers, particularly The BOC Group plc, the sole supplier of cylinders used in the ALGRX 3268 product candidate, exposes us to the following risks, any of which could delay or prevent the completion of our clinical trials of ALGRX 3268, the approval of AlgoRx’s product candidates by the FDA or other regulatory agencies, or the commercialization of AlgoRx’s products, result in higher costs, or deprive us of potential product revenues:

•	Contract manufacturers are obliged to operate in accordance with FDA-mandated current good manufacturing practices, or cGMPs. A failure of any of AlgoRx’s contract manufacturers to establish and follow cGMPs or to document their adherence to such practices may lead to significant delays in the availability of material for clinical trials, may delay or prevent filing or approval of marketing applications for AlgoRx’s products and may impair our ability to commercialize those products.

•	Changing contract manufacturers may be difficult, and the number of potential manufacturers is limited. Changing manufacturers may require re-validation of the manufacturing processes and procedures in accordance with FDA-mandated cGMPs. Such re-validation may be costly and time-consuming. It may be difficult or impossible for us to find replacement manufacturers on acceptable terms quickly, if at all.

Drug manufacturers are subject to ongoing, periodic unannounced inspections by the FDA and corresponding state and foreign agencies to ensure strict compliance with cGMPs, other government regulations and corresponding foreign standards. We are not aware of any violations by AlgoRx’s third-party manufacturers of any of these regulations or standards. While we are obligated to audit the performance of third-party contractors, we do not have control over third-party manufacturers’ compliance with these regulations and standards. Failure by these third-party manufacturers or us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant approval of product candidates, delays, suspension or withdrawal of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions.

Materials necessary to make ALGRX 3268 may not be available on commercially reasonable terms, or at all, which may delay our development and commercialization of the drug.

There are a small number of suppliers of the materials which are necessary to manufacture ALGRX 3268 and, in the case of the cylinder used in ALGRX 3268, AlgoRx relies on a sole supplier. The cylinder of compressed helium gas is a key component in the dispenser for ALGRX 3268. AlgoRx acquires the cylinders for ALGRX 3268 from PowderJect Technologies Limited under a long-term supply agreement. PowderJect Technologies Limited is currently AlgoRx’s sole supplier and source of cylinders, which are manufactured for PowderJect Technologies Limited by The BOC Group plc, and to date AlgoRx has not identified an alternative source. If we are required to seek an alternative source for the cylinders, we might not be successful in establishing an alternative commercial arrangement with a supplier, or if we were successful in finding an alternate supplier, it could be on terms which are less favorable than the current supply agreement with PowderJect Technologies Limited. In addition, we currently have no approved supplier of the sealing film for the drug cassette in the dispenser for ALGRX 3268. We may not be successful in establishing a commercial arrangement for a supplier for the sealing film.

The contract manufacturers for ALGRX 3268 need to purchase the materials required for ALGRX 3268 for the clinical trials and they, or we, will need to purchase these materials for commercial distribution if we obtain regulatory approval for ALGRX 3268. Suppliers may not sell these materials to us at the time we need them or on commercially reasonable terms. If AlgoRx’s manufacturers are unable to obtain these materials for the clinical trials, the product testing and potential regulatory approval of ALGRX 3268 would be delayed, significantly impacting our ability to develop the product candidate and potentially increasing our costs. If we obtain regulatory approval for ALGRX 3268 and AlgoRx’s manufacturers or we are unable to purchase these materials, the commercial launch of ALGRX 3268 would be delayed or there would be a shortage in supply of ALGRX 3268, which would harm AlgoRx’s ability to generate revenues from the sale of ALGRX 3268. If suppliers increase the price of these materials, the price for ALGRX 3268 may increase which may make ALGRX 3268 a less competitive product for the relief of venipuncture pain. If we change suppliers for any of these materials or any of AlgoRx’s current suppliers experiences a shutdown or disruption in the facilities used to produce these materials, due to technical, regulatory or other problems, it could harm our ability to manufacture products. While AlgoRx has not suffered any shortages to date of any of the materials required for ALGRX 3268, our inability to obtain these materials for any reason could substantially impair development activities or the production, marketing and distribution of ALGRX 3268.

If we are unable to retain and recruit qualified personnel including Ronald M. Burch, M.D., Ph.D., it may delay our development efforts.

One of our key strategies for successfully building the company is utilizing the extensive expertise and experience of AlgoRx’s scientific staff and its chief executive officer, Ronald M. Burch, M.D., Ph.D. We consider AlgoRx’s business to be highly dependent on these individuals, and the loss of any of these individuals impede the achievement of our development objectives. We do not expect to lose the services of any of these individuals in the near future. We may be unable to retain personnel on acceptable terms given the competition among biotechnology and pharmaceutical companies, universities and non-profit research institutions for experienced scientists. To date, AlgoRx has been able to attract and retain qualified candidates to meet our personnel needs.

AlgoRx has a history of losses, and AlgoRx may never achieve sustained profitability.

Since its inception, AlgoRx has incurred significant net losses, including net losses of $15.5 million, $23.0 million and $14.9 million for the years ended December 31, 2003, 2004 and the six month period ended June 30, 2005, respectively. As of June 30, 2005, AlgoRx’s cumulative net loss was $75.1 million. AlgoRx has not yet completed the development, including obtaining regulatory approvals, of any of its product candidates and, consequently, have not generated revenues from the sale of products. Even if we succeed in developing and commercializing one or more of AlgoRx’s product candidates, we expect to incur substantial losses for the foreseeable future. We also expect to continue to incur significant operating and capital expenditures and anticipates that our expenses will increase substantially in the foreseeable future as we:

•	continue the development and the preparation for possible commercialization of ALGRX 4975 and ALGRX 3268, including establishing sales and marketing capabilities;

•	continue the preclinical development and commence the clinical development of ALGRX 1207 which AlgoRx recently in-licensed in October 2004;

•	expand the development programs; and

•	increase administrative functions.

We also expect to experience negative cash flow for the foreseeable future as we fund our operating losses and capital expenditures. We will need to generate significant revenues to achieve profitability. We may not be able to generate these revenues, and we may never achieve profitability. Even if we do become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis.

If we cannot raise additional capital on acceptable terms, we may be unable to complete planned clinical trials, obtain regulatory approvals or commercialize AlgoRx’s product candidates.

We will require substantial future capital in order to continue to conduct the research and development, preclinical and clinical programs and regulatory activities necessary to bring AlgoRx’s product candidates to market and to establish commercial manufacturing, sales and marketing capabilities. During the year ended December 31, 2004 and the six months ended June 30, 2005, AlgoRx’s net cash used in operating activities was $18.2 million and $11.8 million, respectively, and it had net capital expenditures of $132,000 and $46,000 for the same periods, respectively. Our future capital requirements depend on many factors, including:

•	the progress of preclinical development and clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	delays that may be caused by evolving requirements of regulatory agencies;

•	the number of product candidates that we pursue;

•	the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims;

•	our plans to establish sales and/or marketing capabilities;

•	our ability to establish and maintain selected strategic alliances required for product commercialization;

•	the acquisition of technologies or products and other business opportunities that require financial commitments; and

•	our revenues, if any, from successful development and commercialization of AlgoRx’s products.

If we cannot obtain adequate funds, we may:

•	terminate or delay preclinical development or clinical trials for one or more of our product candidates;

•	delay establishment, or fail to establish, manufacturing, sales, and/or marketing capabilities;

•	curtail significant product development programs that are designed to identify new product candidates;

•	not be in a position to acquire technologies or pursue other business opportunities that require financial commitments; and/or

•	relinquish rights to product candidates.

If AlgoRx loses its licenses from PowderMed Limited for ALGRX 3268, certain individuals for ALGRX 4975 or Bridge Pharma, Inc. for ALGRX 1207, AlgoRx will not be able to continue development of its current products.

AlgoRx is a party to three significant license agreements relating to patents, patent applications and know-how covering the technology relating to ALGRX 4975, ALGRX 3268 and ALGRX 1207, AlgoRx’s three product candidates. These license agreements impose various diligence, commercialization, royalty and other obligations on us. If we fail to comply with the obligations in the license agreements, the licensor may have the right to terminate the license and we may not be able to market products that were covered by the license. The license agreement with James N. Campbell, M.D., Richard A. Meyer, M.S. and Marco Pappagallo, M.D. relates to the steps of administering capsaicin for pain reduction utilized in ALGRX 4975, and our rights under this agreement can be terminated on 10 days’ written notice if we fail to make a payment or fulfill any material obligation under the agreement and the failure is not cured by us within 180 days of receiving notice of such failure. The license agreement with PowderMed Limited relates to technology underlying ALGRX 3268. The agreement with PowderMed Limited can be terminated immediately by either party if the other party ceases to do business in the ordinary course, or assigns all or substantially all of its assets for the benefit of creditors. Either party can also terminate for material breach if not cured within 60 days of notice or if not cured within 30 days of notice if the breach relates to payment provisions. The agreement with Bridge Pharma, Inc. relates to proprietary analgesic and local anesthetic pharmaceutical agents and technology underlying ALGRX 1207 and our rights under this agreement can be terminated for cause by Bridge Pharma, Inc. if we breach any material provision of the agreement and fail to cure the breach within 60 days of the receipt of the notice of breach. Either party may terminate the agreement immediately in the event the other party suffers certain insolvency events. To date, AlgoRx believes it has met its obligations under all of these agreements.

If we fail to enter into additional in-licensing agreements or if these arrangements are unsuccessful, our business and operations might be adversely affected, and if we engage in any acquisition or in-licensing, we will incur a variety of costs, and we may never realize the anticipated benefits of the transaction.

Since its inception, AlgoRx has acquired three product candidates, ALGRX 4975, ALGRX 3268 and ALGRX 1207, through in-licensing. One of the strategies for expanding AlgoRx’s business is the acquisition of products and additional product candidates. The success of this strategy depends upon the ability to identify, select and acquire the right pharmaceutical product candidates and products. We may be unable to enter into any additional in-licensing agreements because suitable product candidates that are within our expertise may not be available to us on terms that are acceptable to us or because competitors with greater resources seek to in-license the same product candidates. Product candidates that we would like to develop may not be available because they are controlled by competitors who are unwilling to license the rights to the drug compound or candidate to us. Also, we may need to in-license drug delivery or other technology in order to develop future drug candidates. If we are unable to enter into additional agreements to license drug candidates, drug delivery technology or other technology or if these arrangements are unsuccessful, our development efforts could be adversely affected.

We may attempt to acquire product candidates, or other potentially beneficial technologies, through in-licensing or the acquisition of businesses, services, products or programs that we believe are a strategic fit with our business. Although we currently have no commitments or agreements with respect to any acquisitions, if we undertake an acquisition, the process of integrating the acquired business, technology, services, product or programs may result in unforeseen operating difficulties and expenditures and may divert significant management attention from our ongoing business operations. Moreover, we may fail to realize the anticipated benefits of any acquisition for a variety of reasons, such as an acquired product candidate proving to not be safe or effective in later clinical trials.

We may not be able to succeed in our business model of seeking to enter into collaborations with partners at the early stages of developing our product candidates, and even if we do, our collaborations would be subject to many risks that could prevent us from developing and commercializing our product candidates.

Our business strategy includes entering into collaborations or marketing and distribution arrangements with corporate partners, primarily pharmaceutical companies, for the development, commercialization, marketing and distribution of certain of product candidates. No such arrangements presently exist. We may enter into a significant corporate collaboration, or we may not be able to enter into any. If we are able to enter into a collaboration, the terms may be onerous and we may be compelled to give up a large portion of our interest in our products. We do not know at this time what the extent of such interest may be. We may be dependent on a corporate collaboration to fund clinical testing, to make certain regulatory filings and to manufacture and market products resulting from the collaboration. Risks that we face in connection with entering into collaborations include the following:

•	collaborators may underfund or not commit sufficient resources to the testing, marketing, distribution or development of our products;

•	collaborators may not properly maintain or defend our intellectual property rights, or they may utilize our proprietary information in such a way as to invite litigation that could jeopardize or potentially invalidate our proprietary information or expose us to potential liability;

•	collaborators may pursue alternative technologies or develop alternative products either on their own or in collaboration with others;

•	collaborators may encounter conflicts of interest, changes in business strategy or other business issues, which could adversely affect their willingness or ability to fulfill their obligations to us; for example, pharmaceutical and biotechnology companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in these industries; and

•	disputes may arise between us and our collaborators delaying or terminating the research, development or commercialization of AlgoRx’s product candidates, resulting in significant litigation or arbitration that could be time-consuming and expensive, or causing collaborators to act in their own self-interest and not in our interest.

A reduction in sales efforts or a discontinuance of sales of any developed products by any collaborative partner could result in reduced revenues and have a material adverse effect on our business, financial position and results of operations.

Our current strategy for developing and commercializing our product candidates includes securing collaborations with pharmaceutical and biotechnology companies relatively early in the drug development process and for these collaborators to undertake the advanced clinical development and commercialization of the product candidates. It may be difficult for us to find third parties that are willing to enter into collaborations for our other product candidates at an early stage of development or on favorable economic terms. If we are not able to enter into collaborations for our product candidates at relatively early stages, we could be required to undertake and fund further development, clinical trials, manufacturing and marketing activities solely at our own expense. Alternatively, we would have to substantially reduce our development efforts which would delay the commercialization of our product candidates.

Claims that AlgoRx has infringed, or that we are infringing, a third-party’s intellectual property may give rise to burdensome litigation, result in potential liability for damages or stop our development and commercialization efforts.

Third parties may challenge the validity of AlgoRx’s issued patents on various grounds. In fact, one of AlgoRx’s issued European patents covering capsaicin for injection has been challenged by Grunenthal, a German pharmaceutical company, in the European Patent Court. In response, AlgoRx submitted proposed modifications to the patent, which the patent court approved and published in November 2004. Any party, including Grunenthal, can object to the amended patent within the two month period after the amended patent is published by the court. The two month period for filing an objection has expired, and AlgoRx is not aware of any objections filed against the amended patent. If any future challenge by Grunenthal or any other party is ultimately successful in invalidating the patent, then the ability of third parties to market competing technologies to ALGRX 4975 in Europe could be enhanced. Also, because the Grunenthal opposition resulted in AlgoRx’s amendment of the claims of one of AlgoRx’s patents in Europe, a competitor could seek to exploit that result by using arguments similar to Grunenthal’s to challenge claims in issued patents, including U.S. patents, licensed by AlgoRx and in the same patent family as the amended European patent.

If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features that may reduce demand for AlgoRx’s potential products.

To date, AlgoRx has sought to protect our proprietary position by filing U.S. and foreign patent applications related to its important proprietary technology, inventions and improvements. Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. For instance, the issued patent underlying ALGRX 4975 covers “injection” of capsaicin. If that patent were determined not to cover application of ALGRX 4975 for use during surgical procedures in circumstances where the capsaicin is applied by means other than through a syringe, we may not have an exclusive right to that application of capsaicin unless and until, for instance, we are issued a valid claim covering non-injection internal use of capsaicin or covering the gel formulation that we are developing for use during surgical procedures. Patents, if issued, may be challenged, invalidated or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings in the U.S. Patent and Trademark Office and foreign patents may be subject to opposition or comparable proceedings in corresponding foreign patent offices, which proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly. Thus, any patents that AlgoRx owns or licenses from others may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third-party receiving the patent rights sought by us, which in turn could affect our ability to market a potential product to which that patent filing was directed.

In addition, our ability to enforce our patent rights depends on our ability to detect infringement. It is difficult to detect infringers who do not advertise the compounds that are used in their products. Also, in the case of ALGRX 4975, it is not the composition of the capsaicin that is covered by the issued patent, but rather its method of use. This means that a manufacturer of an injectable form of capsaicin may not infringe the patent except indirectly, which is more difficult to prove, and any claim for direct infringement might be against only a clinician injecting the product. Any litigation to enforce or defend our patent rights, even if we prevail, could be costly and time-consuming and would divert the attention of management and key personnel from business operations.

Governmental and third-party payors may impose sales and pharmaceutical pricing restrictions or controls on AlgoRx’s potential products that could limit future product revenues and adversely affect profitability.

The commercial success of AlgoRx’s potential products is substantially dependent on whether third-party reimbursement is available for the ordering of AlgoRx’s products by the medical profession for use by their patients. Medicare, Medicaid, health maintenance organizations and other third-party payors may not cover or provide adequate payment for AlgoRx’s potential products. They may not view AlgoRx’s potential products as cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow AlgoRx’s potential products to be marketed on a competitive basis. Reimbursement will most likely not be available for ALGRX 3268. Hospitals are currently reimbursed a fixed amount of money for the venipuncture procedures in which ALGRX 3268 would be used. The cost of ALGRX 3268 would be an expense associated with that procedure and therefore would reduce the hospital’s profit. Hospitals may determine that the cost of ALGRX 3268 is not worth the benefit and decline to use it. Likewise, legislative or regulatory efforts to control or reduce health care costs or reform government health care programs could result in lower prices or rejection of our potential products that we may commercialize. Changes in reimbursement policies or health care cost containment initiatives that limit or restrict reimbursement for our products may cause our revenue to decline.

RISKS RELATING TO THE LIFE SCIENCES INDUSTRY

If our third-party manufacturers’ facilities do not follow current good manufacturing practices, our product development and commercialization efforts may be harmed.

There are a limited number of manufacturers that operate under the FDA’s and European Union’s good manufacturing practices regulations and are capable of manufacturing products. Third-party manufacturers may encounter difficulties in achieving quality control and quality assurance and may experience shortages of qualified personnel. A failure of third-party manufacturers to follow current good manufacturing practices or other regulatory requirements and to document their adherence to such practices may lead to significant delays in the availability of products for commercial use or clinical study, the termination of, or hold on a clinical study, or may delay or prevent filing or approval of marketing applications for our products. In addition we could be subject to sanctions being imposed on us, including fines, injunctions and civil penalties. Changing manufacturers may require revalidation of the manufacturing process and procedures in accordance with FDA mandated current good manufacturing practices and will require FDA approval. This revalidation may be costly and time consuming. If we are unable to arrange for third-party manufacturing of our products, or to do so on commercially reasonable terms, we may not be able to complete development or marketing of our products.

If we fail to obtain an adequate level of reimbursement for our products by third-party payors, there may be no commercially viable markets for our products or the markets may be much smaller than expected.

The availability and levels of reimbursement by governmental and other third-party payors affect the market for our products. The efficacy, safety and cost-effectiveness of our products as well as the efficacy, safety and cost-effectiveness of any competing products will determine the availability and level of reimbursement. These third-party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for healthcare products and services. In certain countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our products to other available therapies. If reimbursement for our products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, our revenues would be reduced.

Another development that may affect the pricing of drugs is regulatory action regarding drug reimportation into the United States. The Medicare Prescription Drug, Improvement and Modernization Act of 2003, which became law in December 2003, requires the Secretary of the U.S. Department of Health and Human Services to

promulgate regulations allowing drug reimportation from Canada into the United States under certain circumstances. These provisions will become effective only if the Secretary certifies that such imports will pose no additional risk to the public’s health and safety and result in significant cost savings to consumers. To date, the Secretary has made no such finding, but he could do so in the future. Proponents of drug reimportation may also attempt to pass legislation that would remove the requirement for the Secretary’s certification or allow reimportation under circumstances beyond those anticipated under current law. If legislation is enacted, or regulations issued, allowing the reimportation of drugs, it could decrease the reimbursement we would receive for any products that we may commercialize, negatively affecting our anticipated revenues and prospects for profitability.

If third-party clinical research organizations do not perform in an acceptable and timely manner, our clinical trials could be delayed or unsuccessful.

We do not have the ability to conduct all of our clinical trials independently. We rely on clinical investigators, third-party clinical research organizations and consultants to perform substantially all of these functions. If we cannot locate acceptable contractors to run our clinical trials or enter into favorable agreements with them, or if these third parties do not successfully carry out their contractual duties, satisfy FDA requirements for the conduct of clinical trials or meet expected deadlines, we will be unable to obtain required approvals and will be unable to commercialize our products on a timely basis, if at all. Corgentech’s agreements are generally cancelable by either party with 30 to 90 days agreement, with or without cause.

Even if our products are approved by regulatory authorities, if we fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by the FDA and other regulatory bodies. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturer or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recall, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.

We intend to market our products in international markets. In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

We face the risk of product liability claims and may not be able to obtain insurance.

Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing, and marketing of drugs and related devices. Although we have product liability and clinical trial liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. We may not be able to obtain or maintain adequate protection against potential liabilities. In addition, if any of our product candidates are approved for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity or reduced acceptance of our products in the market.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive.

Our research and development activities involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We are subject to a variety of federal, state and local regulations relating to the use, handling, storage and disposal of these materials. We generally contract with third parties for the disposal of such substances and store certain low-level radioactive waste at our facility until the materials are no longer considered radioactive. We cannot eliminate the risk of accidental contamination or injury from these materials. We may be required to incur substantial costs to comply with current or future environmental and safety regulations. If an accident or contamination occurred, we would likely incur significant costs associated with civil penalties or criminal fines and in complying with environmental laws and regulations. We do not have any insurance for liabilities arising from hazardous materials. Compliance with environmental laws and regulations is expensive, and current or future environmental regulation may impair our research, development or production efforts.

The life sciences industry is highly competitive and subject to rapid technological change.

The life sciences industry is highly competitive and subject to rapid and profound technological change. Our present and potential competitors include major pharmaceutical companies, as well as specialized biotechnology and life sciences firms in the United States and in other countries. Most of these companies have considerably greater financial, technical and marketing resources than we do. Additional mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors. Our existing or prospective competitors may develop processes or products that are more effective than ours or be more effective at implementing their technologies to develop commercial products faster. Our competitors may succeed in obtaining patent protection and/or receiving regulatory approval for commercializing products before us. Developments by our competitors may render our product candidates obsolete or non-competitive.

We also experience competition from universities and other research institutions, and we frequently compete with others in acquiring technology from those sources. These industries have undergone, and are expected to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technical advances in each field are made and become more widely known. There can be no assurance that others will not develop technologies with significant advantages over those that we are seeking to develop. Any such development could harm our business.

Legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system in ways that could impact upon our ability to sell our products profitably. In the United States in recent years, new legislation has been enacted at the federal and state levels that would effect major changes in the healthcare system, either nationally or at the state level. These new laws include a prescription drug benefit for Medicare beneficiaries and certain changes in Medicare reimbursement. Given the recent enactment of these laws, it is still too early to determine its impact on the pharmaceutical industry and our business. Further federal and state proposals are likely. More recently, administrative proposals are pending and others have become effective that would change the method for calculating the reimbursement of certain drugs. The adoption of these proposals and potential adoption of pending proposals may affect our ability to raise capital, obtain additional collaborators or market our products. Such proposals may reduce our revenues, increase our expenses or limit the markets for our products. In particular, we expect to experience pricing pressures in connection with the sale of our products due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals.

We may incur substantial costs enforcing our patents, defending against third-party patents, invalidating third-party patents or licensing third-party intellectual property, as a result of litigation or other proceedings relating to patent and other intellectual property rights.

We may not have rights under some patents or patent applications that would be infringed by technologies that we use in our research, drug targets that we select, or product candidates that we seek to develop and commercialize. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. We or our collaborators therefore may choose to seek, or be required to seek, a license from the third-party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or forced to cease some aspect of our business operations, as a result of patent infringement claims, which could harm our business.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. Although we are not currently a party to any patent litigation or any other adversarial proceeding, including any interference proceeding declared before the United States Patent and Trademark Office, regarding intellectual property rights with respect to our products and technology, we may become so in the future. We are not currently aware of any actual or potential infringement claim involving our intellectual property rights. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. The outcome of patent litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party, especially in biotechnology related patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If a patent or other proceeding is resolved against us, we may be enjoined from researching, developing, manufacturing or commercializing our products without a license from the other party and we may be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms or at all.

Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could harm our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

We may not be successful in our efforts to expand our portfolio of products and develop additional delivery technologies.

A key element of our strategy is to discover, develop and commercialize a portfolio of new drugs and technologies to deliver those drugs safely and efficiently. We are seeking to do so through our internal research programs and in-licensing. A significant portion of the research that we are conducting involves new and unproven technologies. Research programs to identify new disease targets, product candidates and delivery technologies require substantial technical, financial and human resources whether or not any candidates or technologies are ultimately identified. Our research programs may initially show promise in identifying potential product candidates or delivery technologies, yet fail to yield product candidates or delivery technologies for clinical development for any of the following reasons:

•	research methodology used may not be successful in identifying potential product candidates;

•	potential delivery technologies may not safely or efficiently deliver our drugs; and

•	product candidates may on further study be shown to have harmful side effects or other characteristics that indicate they are unlikely to be effective drugs.

If we are unable to discover suitable potential product candidates or develop additional delivery technologies through internal research programs or in-license suitable products or delivery technologies on acceptable business terms, our business prospects will suffer.

If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features that may reduce demand for our potential products.

The following factors are important to our success:

•	receiving patent protection for our product candidates;

•	preventing others from infringing our intellectual property rights; and

•	maintaining our patent rights and trade secrets.

We will be able to protect our intellectual property rights in patents and trade secrets from unauthorized use by third parties only to the extent that such intellectual property rights are covered by valid and enforceable patents or are effectively maintained as trade secrets.

To date, we have sought to protect its proprietary position by filing U.S. and foreign patent applications related to our important proprietary technology, inventions and improvements. Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings in the U.S. Patent and Trademark Office and foreign patents may be subject to opposition or comparable proceedings in corresponding foreign patent offices, which proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly. Thus, any patents that we own or license from others may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third-party receiving the patent rights sought by us, which in turn could affect our ability to market a potential product to which that patent filing was directed. Our pending patent applications, those that we may file in the future, or those that we may license from third parties may not result in patents being issued. If issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed. We rely on third-party payment services for the payment of foreign patent annuities and other fees. Non-payment or delay in payment of such fees, whether intentional or unintentional, may result in loss of patents or patent rights important to our business. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. For example, compulsory licenses may be required in cases where the patent owner has failed to “work” the invention in that country, or the third-party has patented improvements. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the aggressive enforcement of patent and other intellectual property protection which makes it difficult to stop infringement.

In addition, our ability to enforce our patent rights depends on our ability to detect infringement. It is difficult to detect infringers who do not advertise the compounds that are used in their products. Any litigation to enforce or defend our patent rights, even if we prevail, could be costly and time-consuming and would divert the attention of management and key personnel from business operations.

We have also relied on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We have sought to protect this information by entering into confidentiality agreements with parties that have access to it, such as strategic partners, collaborators, employees and consultants. Any of these parties may breach these agreements and disclose our confidential information or our competitors might learn of the information in some other way. If any trade secret, know-how or other technology not protected by a patent was to be disclosed to or independently developed by a competitor, our business, financial condition and results of operations could be materially adversely affected.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to commercialize certain product candidates, which would adversely affect commercial development efforts.

Changes in, or interpretations of, accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

Accounting methods and policies for biopharmaceutical companies, including policies governing revenue recognition, expenses, accounting for stock options and in-process research and development costs are subject to further review, interpretation and guidance from relevant accounting authorities, including the Securities and Exchange Commission. Changes to, or interpretations of, accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this joint proxy statement/prospectus. Historically, we have not been required to record stock-based compensation charges if the employee’s stock option exercise price equals or exceeds the fair value of our common stock at the date of grant. The Financial Accounting Standards Board issued in December 2004 Statement of Accounting Standards No. 123R which will require us to record expense for the fair value of stock options granted and purchases under employee stock purchase plans in the first annual period beginning after June 15, 2005. When we changed our accounting policy to record expense for the fair value of stock options granted and shares purchased, our operating expenses increased. We rely heavily on stock options to motivate existing employees and attract new employees. When we are required to expense stock options, we may choose to reduce our reliance on stock options as a motivation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. If we do not reduce our reliance on stock options, our reported losses will increase.

THE COMPANIES

Corgentech

Corgentech is a public, biopharmaceutical company focused on the development and commercialization of novel therapeutics for significant unmet medical needs. Corgentech is creating a pipeline of novel therapeutics focused on the treatment of inflammatory and infectious diseases. Corgentech is developing novel classes of therapeutics including transcription factor decoys, or TF decoys, and aptamers that treat disease through the regulation of gene expression.

Corgentech’s lead product candidate is a TF Decoy called NF-kappaB, or NF-kB, Decoy in clinical development for the treatment of atopic dermatitis, also known as eczema, and preclinical development for the treatment of other inflammatory diseases. Corgentech has also developed an additional TF decoy which is at the research stage called hypoxia-inducible factor, or HIF, for the treatment of cancer. Corgentech is currently enrolling patients in two Phase 1/2 clinical trials of NF-kB Decoy for eczema—the first of which is enrolling 75 patients at multiple sites in the United States and the second of which is enrolling 120 patients at multiple sites in Australia and Switzerland.

In May 2005, Corgentech announced that NF-kB Decoy demonstrated a decrease in inflammation and swelling in preclinical models of atopic dermatitis. NF-kB Decoy was shown to reduce recruitment and proliferation of pro-inflammatory cells. In a cancer model to evaluate the drug for carcinogenic effects, NF-kB Decoy demonstrated that it did not induce carcinogenicity, an important finding given the recent FDA warning relating to the potential cancer risk of certain drugs currently on the market for eczema. In addition to Corgentech’s TF Decoy product platform, Corgentech has also developed an aptamer product platform, which is currently at the research stage and initially focused on hospital-based resistant infections.

Corgentech has assembled a management team with over 100 years of experience in the discovery, development, registration, manufacture and commercialization of new therapies at 19 pharmaceutical, medical device and biotechnology companies. Corgentech is also advised by renowned thought leaders and highly respected specialists in inflammation and dermatology. Corgentech believes that its expertise will enable it to maximize the commercial opportunity for future TF Decoy products.

Corgentech was incorporated in Delaware in January 1999. The address of its principal executive office is 650 Gateway Boulevard, South San Francisco, California 94080, and its telephone number is (650) 624-9600. The Corgentech website address is www.corgentech.com. Corgentech does not incorporate the information on its website into this joint proxy statement/prospectus, and you should not consider it part of this joint proxy statement/prospectus.

Merger Sub

Element Acquisition Corp., or Merger Sub, is a wholly-owned subsidiary of Corgentech that was incorporated in Delaware in September 2005. Merger Sub does not engage in any operations and exists solely to facilitate the merger.

AlgoRx

AlgoRx is a private, emerging pharmaceutical company focused on developing and commercializing a diversified portfolio of pharmaceutical product candidates to address pain, a large and under-served market. AlgoRx has three product candidates that it is developing in four clinical programs and one preclinical program. AlgoRx’s portfolio of pain management drug candidates includes ALGRX 3268, which is in Phase 3 clinical trials, ALGRX 4975, which is in Phase 2 clinical trials, and ALGRX 1207, which is in pre-clinical development.

ALGRX 3268, the most advanced product candidate, is a fast acting powder formulation of the local anesthetic lidocaine delivered into the skin using its proprietary needle-free dispenser. AlgoRx is developing

ALGRX 3268 to reduce the pain associated with venipuntures from blood draws or intravenous line insertions in children. AlgoRx has enrolled patients in two Phase 3 clinical trials for ALGRX 3268 and completed one of the two pivotal trials. The first Phase 3 clinical trial met the primary end point achieving statistical significance (p = 0.007). AlgoRx expects data from the second trial in the fourth quarter of 2005.

ALGRX 4975 (capsaicin for injection and capsaicin gel for intraoperative use) is being developed in three programs for pain: postsurgical pain, post-trauma neuropathic pain, a form of pain resulting from direct injury to nerves that remains long after traumatic injuries, and musculoskeletal pain, including osteoarthritis and tendonitis. In these programs, AlgoRx completed or obtained interim data for one Phase 1 clinical trial and six Phase 2 clinical trials. Five of the six Phase 2 clinical trials have yielded statistically significant improvements in pain scores and all have provided favorable safety data. AlgoRx is continuing to evaluate ALGRX 4975 in multiple Phase 2 clinical trials across the three programs.

AlgoRx has in-licensed a third product candidate, ALGRX 1207, a new molecular entity in a new class of anesthetics that is undergoing preclinical development as a topical local anesthetic.

AlgoRx was incorporated in Delaware in March 2001. AlgoRx’s principal executive offices are located at 500 Plaza Drive, 2nd Floor, Secaucus, New Jersey 07094-3619, and its telephone number is (201) 325-6900. AlgoRx’s website is located at www.algorx.com. AlgoRx does not incorporate the information on its website into this joint proxy statement/prospectus, and you should not consider it part of this joint proxy statement/prospectus.

THE SPECIAL MEETING OF CORGENTECH STOCKHOLDERS

Date, Time and Place

The special meeting of Corgentech stockholders will be held on                     ,                     , 2005, at The Westin, San Francisco Airport, 1 Old Bayshore Highway, Millbrae, California, 94030 commencing at              p.m. local time. We are sending this joint proxy statement/prospectus to you in connection with the solicitation of proxies by the Corgentech board of directors for use at the Corgentech special meeting and any adjournments or postponements of the special meeting.

Purposes of the Corgentech Special Meeting

The purposes of the Corgentech special meeting are:

1.	To consider and vote on Proposal No. 1 to approve the issuance of shares of Corgentech common stock in the merger.

2.	To consider and vote on Proposal No. 2 to amend the certificate of incorporation of Corgentech to effect a one-for-four reverse stock split of Corgentech common stock, contingent upon the consummation of the merger.

3.	To consider and vote on Proposal No. 3 to approve an amendment to Corgentech’s 2003 Equity Incentive Plan increasing the share reserve thereunder by 7,200,000 shares to an aggregate of 12,617,675 shares, contingent upon the consummation of the merger.

4.	To consider and vote on Proposal No. 4 to approve an amendment to Corgentech’s 2003 Non-Employee Directors’ Stock Option Plan increasing the share reserve thereunder by 1,600,000 shares to an aggregate of 1,830,000 shares, contingent upon the consummation of the merger.

5.	To consider and vote on Proposal No. 5 to elect three directors at the effective time of the merger to hold office until the 2006 annual meeting of stockholders.

6.	To consider and vote on Proposal No. 6 to elect three directors at the effective time of the merger to hold office until the 2007 annual meeting of stockholders.

7.	To consider and vote on Proposal No. 7 to elect three directors at the effective time of the merger to hold office until the 2008 annual meeting of stockholders.

8.	To consider and vote on Proposal No. 8 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2.

9.	To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

Recommendation of Corgentech’s Board of Directors

THE CORGENTECH BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ISSUANCE OF SHARES OF CORGENTECH COMMON STOCK IN THE MERGER IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CORGENTECH AND ITS STOCKHOLDERS AND HAS APPROVED SUCH ISSUANCE. THE CORGENTECH BOARD OF DIRECTORS RECOMMENDS THAT CORGENTECH STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF SHARES OF CORGENTECH COMMON STOCK IN THE MERGER.

THE CORGENTECH BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE AMENDMENT OF THE CERTIFICATE OF INCORPORATION TO EFFECT A ONE-FOR-FOUR REVERSE STOCK SPLIT IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CORGENTECH AND ITS STOCKHOLDERS AND HAS APPROVED SUCH AMENDMENT. THE CORGENTECH BOARD OF DIRECTORS RECOMMENDS THAT CORGENTECH STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE THE AMENDMENT OF THE CERTIFICATE OF INCORPORATION.

THE CORGENTECH BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT INCREASING THE SHARE RESERVE OF THE 2003 EQUITY INCENTIVE PLAN IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CORGENTECH AND ITS STOCKHOLDERS AND HAS APPROVED SUCH INCREASE. THE CORGENTECH BOARD OF DIRECTORS RECOMMENDS THAT CORGENTECH STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE THE INCREASE IN THE SHARE RESERVE.

THE CORGENTECH BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT INCREASING THE SHARE RESERVE OF THE 2003 NON-EMPLOYEE DIRECTORS’ STOCK OPTION PLAN IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CORGENTECH AND ITS STOCKHOLDERS AND HAS APPROVED SUCH INCREASE. THE CORGENTECH BOARD OF DIRECTORS RECOMMENDS THAT CORGENTECH STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO APPROVE THE INCREASE IN THE SHARE RESERVE.

THE CORGENTECH BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT ELECTING THE DIRECTORS IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CORGENTECH AND ITS STOCKHOLDERS. THE CORGENTECH BOARD OF DIRECTORS RECOMMENDS THAT CORGENTECH STOCKHOLDERS VOTE “FOR” PROPOSAL NOS. 5, 6 AND 7 TO APPROVE THE ELECTION OF DIRECTORS.

THE CORGENTECH BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT ADJOURNING THE CORGENTECH SPECIAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1 AND 2 IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CORGENTECH AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED THE PROPOSAL. THE CORGENTECH BOARD OF DIRECTORS RECOMMENDS THAT CORGENTECH STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 8 TO ADJOURN THE CORGENTECH SPECIAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1 AND 2.

Record Date and Voting Power

Only holders of record of Corgentech common stock at the close of business on the record date,                     , 2005, are entitled to notice of, and to vote at, the Corgentech special meeting. There were approximately              holders of record of Corgentech common stock at the close of business on the record date. Because many of such shares are held by brokers and other institutions on behalf of stockholders, Corgentech is unable to estimate the total number of stockholders represented by these record holders. At the close of business on the record date,                      shares of Corgentech common stock were issued and outstanding. Each share of Corgentech common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See “Corgentech—Security Ownership by Certain Beneficial Owners” for information regarding persons known to the management of Corgentech to be the beneficial owners of more than 5% of the outstanding shares of Corgentech common stock.

Voting and Revocation of Proxies

The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the board of directors of Corgentech for use at the Corgentech special meeting.

If you are a stockholder of record, you may vote in person at the special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

•	To vote in person, come to the special meeting and we will give you a ballot when you arrive.

•	To vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to us before the special meeting, we will vote your shares as you direct.

•	To vote over the telephone, dial toll-free 1-866-540-5760 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Time on , 2005 to be counted.

•	To vote on the Internet, go to http://www.proxyvoting.com/cgtk to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Time on , 2005 to be counted.

All properly executed proxies that are not revoked will be voted at the Corgentech special meeting and at any adjournments or postponements of the special meeting in accordance with the instructions contained in the proxy. If a holder of Corgentech common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Proposal No. 1 to approve the issuance of shares of Corgentech common stock in the merger; “FOR” Proposal No. 2 to amend the certificate of incorporation of Corgentech to effect a one-for-four reverse stock split; “FOR” Proposal No. 3 to approve an amendment to Corgentech’s 2003 Equity Incentive Plan increasing the share reserve thereunder by 7,200,000 shares; “FOR” on Proposal No. 4 to approve an amendment to Corgentech’s 2003 Non-Employee Directors’ Stock Option Plan increasing the share reserve thereunder by 1,600,000 shares; and “FOR” Proposal Nos. 5, 6 and 7 to elect directors; and “FOR” Proposal No. 8 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2 in accordance with the recommendation of the Corgentech board of directors.

A Corgentech stockholder who has submitted a proxy may revoke it at any time before it is voted at the Corgentech special meeting by executing and returning a proxy bearing a later date, providing proxy instructions via the telephone or the Internet (your latest telephone or Internet proxy is counted), filing written notice of revocation with the Secretary of Corgentech stating that the proxy is revoked or attending the special meeting and voting in person.

Required Vote

The presence, in person or by proxy, at the special meeting of the holders of a majority of the shares of Corgentech common stock outstanding and entitled to vote at the special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of each of Proposals No. 1, 3, 4 and 8 requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy at the special meeting. Approval of Proposal No. 2 requires the affirmative vote of the holders of a majority of the outstanding shares of Corgentech common stock. For each of Proposals No. 5, 6 and 7, the election of directors, the three nominees receiving the most “FOR” votes (among votes properly cast in person or by proxy) will be elected.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “For” and “Withhold” and, with respect to proposals other than the election of directors, “Against” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal and will have the same effect as “Against” votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal except Proposal 2. For Proposal 2, broker non-votes will have the same effect as “Against” votes.

At the record date for the special meeting, the directors and executive officers of Corgentech owned approximately     % of the outstanding shares of Corgentech common stock entitled to vote at the meeting. John P. McLaughlin, an executive officer and director of Corgentech, and James Z. Huang, Patrick A. Broderick, Leslie M. McEvoy and Richard P. Powers, each an executive officer of Corgentech, and entities affiliated with each of J.P. Morgan Partners, Alta California Partners and InterWest Partners have each entered into a voting agreement with AlgoRx, dated September 23, 2005. Each has agreed in the voting agreements to vote all shares of Corgentech common stock owned by them as of the record date in favor of the issuance of shares of Corgentech common stock in the merger. Each also granted AlgoRx an irrevocable proxy to vote their shares of Corgentech common stock in favor of the issuance of shares of Corgentech common stock in the merger. Approximately 8,240,500 shares of Corgentech common stock, representing approximately     % of the outstanding shares of Corgentech common stock as of the record date, are subject to the voting agreements and irrevocable proxies. See “Voting Agreements” on page 117 of this joint proxy statement/prospectus.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Corgentech may solicit proxies from Corgentech’s stockholders by personal interview, telephone, telegram or otherwise. Corgentech will bear the costs of the solicitation of proxies from its stockholders. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Corgentech common stock for the forwarding of solicitation materials to the beneficial owners of Corgentech common stock. Corgentech will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Other Matters

As of the date of this joint proxy statement/prospectus, the Corgentech board of directors does not know of any business to be presented at the Corgentech special meeting other than as set forth in the notice accompanying this joint proxy statement/prospectus. If any other matters should properly come before the special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

Stockholder Proposals

Stockholder proposals may be included in Corgentech’s proxy materials for an annual meeting so long as they are provided to Corgentech on a timely basis. For a stockholder proposal to be included in Corgentech’s proxy materials for the Corgentech annual meeting to be held in 2006, Corgentech must receive the proposal at its principal executive offices, addressed to its Secretary, not later than December 12, 2005. In addition, stockholder business that is not intended for inclusion in Corgentech’s proxy materials may be brought before the Corgentech annual meeting so long as Corgentech receives notice of the proposal in compliance with the requirements set forth in Corgentech’s bylaws, addressed to its Secretary at Corgentech’s principal executive offices, not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year.

THE SPECIAL MEETING OF ALGORX STOCKHOLDERS

Date, Time and Place

The special meeting of AlgoRx stockholders will be held on                     ,                     , 2005, at the offices of Heller Ehrman LLP, located at Times Square Tower, 7 Times Square, New York, NY 10036, commencing at              p.m. local time. We are sending this joint proxy statement/prospectus to you in connection with the solicitation of proxies by the AlgoRx board of directors for use at the AlgoRx special meeting and any adjournments or postponements of the special meeting.

Purposes of the AlgoRx Special Meeting

The purposes of the AlgoRx special meeting are:

1.	To consider and vote upon Proposal No. 1 to adopt the merger agreement.

2.	To consider and vote on Proposal No. 2 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

3.	To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

Recommendations of AlgoRx’s Board of Directors

THE ALGORX BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE MERGER IS ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, ALGORX AND ITS STOCKHOLDERS AND HAS APPROVED THE MERGER AND THE MERGER AGREEMENT. THE ALGORX BOARD OF DIRECTORS RECOMMENDS THAT ALGORX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO ADOPT THE MERGER AGREEMENT.

THE ALGORX BOARD OF DIRECTORS HAS CONCLUDED THAT THE PROPOSAL TO ADJOURN THE ALGORX SPECIAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF THE FOREGOING PROPOSAL NO. 1 IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, ALGORX AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED THE PROPOSAL. ACCORDINGLY, THE ALGORX BOARD OF DIRECTORS RECOMMENDS THAT ALGORX STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO ADJOURN THE ALGORX SPECIAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NO. 1.

Record Date and Voting Power

Only holders of record of AlgoRx common stock and holders of record of AlgoRx preferred stock at the close of business on the record date,                     , 2005, are entitled to notice of, and to vote at, the AlgoRx special meeting. There were              holders of record of AlgoRx common stock with              shares of common stock issued and outstanding,              holders of record of AlgoRx preferred stock, with              shares of preferred stock issued and outstanding, including              holders of record of AlgoRx Series C preferred stock, with              shares of Series C preferred stock issued and outstanding at the close of business on the record date. Each share of AlgoRx common stock or preferred stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See “AlgoRx—Security Ownership by Certain Beneficial Owners” for information regarding persons known to the management of AlgoRx to be the beneficial owners of more than 5% of the outstanding shares of AlgoRx capital stock.

Voting and Revocation of Proxies

The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the board of directors of AlgoRx for use at the AlgoRx special meeting.

If you are a stockholder of record, you may vote in person at the AlgoRx special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

•	To vote in person, come to the special meeting and we will give you a ballot when you arrive.

•	To vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to us before the special meeting, we will vote your shares as you direct.

All properly executed proxies that are not revoked will be voted at the AlgoRx special meeting and at any adjournments or postponements of the special meeting in accordance with the instructions contained in the proxy. If a holder of AlgoRx common stock or preferred stock executes and returns a proxy and does not specify otherwise, the shares represented by the proxy will be voted “FOR” Proposal No. 1 to adopt the merger agreement and “FOR” Proposal No. 2 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1, in accordance with the recommendation of the AlgoRx board of directors.

An AlgoRx stockholder who has submitted a proxy may revoke it at any time before it is voted at the AlgoRx special meeting by executing and returning a proxy bearing a later date, filing written notice of revocation with the Secretary of AlgoRx stating that the proxy is revoked or attending the special meeting and voting in person.

Required Vote

The presence, in person or by proxy, at the special meeting of the holders of a majority of the shares of AlgoRx common and preferred stock outstanding and entitled to vote at the AlgoRx special meeting is necessary to constitute a quorum at the AlgoRx special meeting. Approval of Proposal No. 1 requires the affirmative vote of the holders of: (a) a majority of the shares of AlgoRx common stock and preferred stock voting together as a single class on an as-converted basis, (b) 65% of the preferred stock voting together as a single class and (c) a majority of the Series C preferred stock, each outstanding on the record date for the AlgoRx special meeting. Approval of Proposal No. 2 requires the affirmative vote of holders of a majority of the votes cast (on an as-converted basis) in person or by proxy at the AlgoRx special meeting. Abstentions will be counted towards a quorum and will have the same effect as negative votes on Proposal No. 1, but will not be counted for any purpose in determining whether Proposal No. 2 is approved.

Ronald M. Burch, an executive officer and director of AlgoRx, and Jeffrey A. Rona, an executive officer of AlgoRx and entities affiliated with each of: InterWest Partners, J.P. Morgan Partners, Sofinnova Ventures, Advent International Corporation, Index Ventures and Pacific Rim, each entities affiliated with AlgoRx, have each entered into a voting agreement with Corgentech, dated September 23, 2005. Each has agreed in the voting agreements to vote all shares of AlgoRx common stock and preferred stock owned by each as of the record date in favor of the adoption of the merger agreement. Each also granted Corgentech an irrevocable proxy to vote their shares of AlgoRx common stock and preferred stock in favor of the adoption of the merger agreement. If a superior proposal is received by AlgoRx and the board of directors of AlgoRx withdraws their recommendation as a result, entities affiliated with J.P. Morgan Partners shall not be required to vote their shares pursuant to the voting agreement. Approximately              shares of AlgoRx common stock and              shares of AlgoRx preferred stock, which represents approximately         % of the outstanding shares of AlgoRx common stock and preferred stock as of the record date on an as-converted basis, and              shares of AlgoRx Series C preferred stock, which represents         % of the outstanding shares of AlgoRx Series C preferred stock, as of the record date are subject to the voting agreements and irrevocable proxies. In addition, options to purchase              shares of AlgoRx common stock are subject to voting agreements and irrevocable proxies; however, the shares underlying such options do not carry any voting rights unless and until such options are exercised. See “Voting Agreements.”

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of AlgoRx may solicit proxies from AlgoRx stockholders by personal interview, telephone, telegram or otherwise. AlgoRx will bear the costs of the solicitation of proxies from its stockholders.

Other Matters

As of the date of this joint proxy statement/prospectus, the AlgoRx board of directors does not know of any business to be presented at the AlgoRx special meeting other than as set forth in the notice accompanying this joint proxy statement/prospectus. If any other matters should properly come before the special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

Stockholder Proposals

Stockholder proposals may be included in AlgoRx’s proxy materials for an annual meeting so long as they are provided to AlgoRx on a timely basis. For a stockholder proposal to be included in AlgoRx’s proxy materials for the AlgoRx annual meeting to be held in 2006, AlgoRx must receive the proposal at its principal executive offices, addressed to its Secretary, within a reasonable time before AlgoRx begins to print and mail its proxy materials. In addition, stockholder business that is not intended for inclusion in AlgoRx’s proxy materials may be brought before the AlgoRx annual meeting so long as AlgoRx receives notice of the proposal in compliance with the requirements set forth in AlgoRx’s bylaws, addressed to its Secretary at AlgoRx’s principal executive offices, not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year.

CORGENTECH PROPOSAL NO. 1 AND ALGORX PROPOSAL NO. 1

THE MERGER

General Description of the Merger

At the effective time, Merger Sub will be merged with and into AlgoRx. AlgoRx will be the surviving corporation and will continue as a wholly-owned subsidiary of Corgentech. In the merger, all shares of AlgoRx capital stock will be cancelled and AlgoRx stockholders, the warrant holder, and designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan will receive the number of shares of Corgentech common stock equal to approximately 62% of the fully-diluted shares of the combined company, subject to upward or downward adjustment based on the cash balances of Corgentech and AlgoRx on the date of the consummation of the merger. The aggregate amount of merger consideration will be allocated to holders of AlgoRx common stock, preferred stock and the warrant in accordance with the applicable liquidation preference provisions of AlgoRx’s certificate of incorporation, after giving effect to the provisions of the AlgoRx 2005 Retention Bonus Plan and as set forth in the merger agreement. Each AlgoRx stockholder who would otherwise be entitled to receive a fraction of a share of Corgentech common stock (after aggregating all fractional shares to be received by such stockholder) will instead be paid in cash for such fractional share. The approval of this matter by Corgentech stockholders is contingent upon receiving stockholder approval of Corgentech Proposal No. 2.

Background of the Merger

As a part of the continuous evaluation of their respective businesses, Corgentech and AlgoRx have regularly considered a variety of strategic transactions with a view toward increasing stockholder value. Both companies have explored different strategic alternatives, including the consideration of certain acquisitions, licenses or commercial relationships. In addition, AlgoRx has considered methods of raising funding to finance its various development programs. In November 2004, AlgoRx filed with the Securities and Exchange Commission a registration statement on Form S-1 covering the sale of $86,250,000 of common stock in connection with its proposed initial public offering. In February 2005, due to adverse market conditions for life science company public offerings, AlgoRx postponed the offering. The postponement of the offering and the uncertainty of the public equity market required AlgoRx to consider alternative financing transactions, including combinations that would result in sufficient capital to fund AlgoRx’s product development programs.

On April 20, 2005, at an AlgoRx board of directors meeting, management and representatives of Credit Suisse First Boston, the lead managing underwriter of AlgoRx’s proposed initial public offering, presented to the AlgoRx board an analysis of public and private financing and strategic alternatives. On the basis of the presentation and subsequent discussions, the board of directors determined to retain a financial advisor and instructed management to seek proposals from various investment banking firms. AlgoRx met with several investment banking firms from late April 2005 through mid-June 2005.

On May 24, 2005, John P. McLaughlin, Corgentech’s chief executive officer, met with Charles M. Cohen, who at the time was the chairman of the board of directors of AlgoRx, to introduce Corgentech.

On June 7, 2005, Corgentech and AlgoRx entered into a mutual non-disclosure agreement governing the exchange of confidential information for purpose of exploring a possible transaction.

On June 7, 2005, at a meeting of the board of directors of Corgentech, James Z. Huang, who was then Corgentech’s senior vice president of business development and commercial operations, gave the board of directors an overview of AlgoRx and discussed the status of discussions between Corgentech and AlgoRx. At the meeting, the Corgentech board authorized management to continue discussions, including discussions of a possible merger, and to provide further information to the Corgentech board of directors at a subsequent meeting.

On June 14, 2005, representatives of Corgentech met in New Jersey with representatives of AlgoRx to discuss their respective companies. In attendance for AlgoRx were Ronald M. Burch, AlgoRx’s chief executive officer, Jeffrey A. Rona, AlgoRx’s chief financial officer, and Eric Bednarski of Advent International. In attendance for Corgentech were Mr. McLaughlin, Mr. Huang, Daniel J. Gennevois, Corgentech’s vice president of medical affairs, Leslie M. McEvoy, Corgentech’s senior vice president of research and Patricia A. Oto, Corgentech’s vice president of regulatory affairs and quality assurance.

On June 22, 2005, at a meeting of the board of directors of AlgoRx, the board authorized the engagement of Lazard Frères & Co. LLC, or Lazard, as its financial advisor with respect to possible business combination transactions or other strategic alternatives and formed a merger and acquisition committee to, working with AlgoRx’s management and legal advisors and Lazard, among other matters, oversee the transaction process, evaluate all proposals, supervise all discussions with potential buyers of AlgoRx and make a recommendation to the board of directors. The merger and acquisition committee was initially composed of Rodney A. Ferguson, Arnold L. Oronsky and Carter H. Eckert.

Between June 27, 2005 and July 21, 2005, Lazard contacted approximately 80 parties regarding a potential transaction with AlgoRx, including Corgentech, and provided to all interested parties a bid package, including an information memorandum on AlgoRx and instructions on participating in the bid process. Lazard provided such information to Corgentech on June 28, 2005.

On July 12, 2005, Dr. Gennevois, and Corgentech’s sales and marketing consultants met in New Jersey with Dr. Burch to discuss marketing plans for AlgoRx’s product candidates. Corgentech’s consultants were Brian Blakey, James Carr and Nancy Donahue, now Corgentech’s vice president of cardiovascular marketing.

On July 22, 2005, Corgentech engaged Piper Jaffray & Co. as a financial advisor with respect to a business combination with AlgoRx.

On July 26, 2005, Corgentech provided to Lazard a non-binding, preliminary indication of interest describing the terms of a proposed combination between Corgentech and AlgoRx. Between July 20, 2005 and August 16, 2005, AlgoRx met with and provided information under nondisclosure agreements to several interested potential bidders and received five non-binding indications of interest including Corgentech’s.

On July 28, 2005, Mr. McLaughlin met in New Jersey with Dr. Burch and Mr. Rona to discuss the business combination of the two companies.

On July 29, 2005, at a meeting of the board of directors of Corgentech, representatives of Piper Jaffray discussed a possible business combination between Corgentech and AlgoRx. Rodney A. Ferguson, the chairman of Corgentech’s board of directors and Corgentech board member and Michael B. Sweeney left the meeting during these discussions. At the meeting, the Corgentech board of directors appointed a special committee of the board consisting of Richard B. Brewer, Thomas J. Colligan, Daniel S. Janney and Mr. McLaughlin to evaluate a potential business combination between Corgentech and AlgoRx and to make a recommendation to the full board of directors regarding such a combination.

On August 3, 2005, because of the significant financial interests in both AlgoRx and Corgentech held by Drs. Oronsky and Ferguson through their respective venture funds, and the dual role of Dr. Ferguson as chairman of the board of directors of Corgentech and as a director of AlgoRx, AlgoRx’s board of directors reconstituted the merger and acquisition committee, replacing Drs. Oronsky and Ferguson with Michael F. Powell and Dr. Cohen.

On August 3, 2005, Lazard distributed additional bid process documentation to interested parties, including Corgentech, and requested that revised proposals be delivered to AlgoRx by August 31, 2005. Lazard indicated to interested parties that based upon the revised proposals received, AlgoRx would be prepared to enter into a limited exclusivity period with a single party.

On August 11, 2005, Dr. Burch, Mr. Rona, and representatives of Lazard met with representatives from Corgentech’s senior staff and representatives of Piper Jaffray to discuss a possible business combination. Participating for Corgentech were Mr. McLaughlin, Patrick A. Broderick, Corgentech’s general counsel and secretary, Mr. Huang, Dr. McEvoy, Ms. Oto, Richard P. Powers, Corgentech’s chief financial officer, Dorian Rinella, Corgentech’s vice president of human resources, Jean-Frederic Viret, Corgentech’s senior director of finance and John X. Regan, Corgentech’s vice president of manufacturing.

On August 17, 2005, Lazard distributed draft deal documentation for review by interested parties, including Corgentech, and requested that proposed revisions to the draft deal documentation prepared by AlgoRx be delivered to AlgoRx by August 31, 2005.

On August 19, 2005, at a telephonic meeting of the special committee of the Corgentech board of directors, Mr. McLaughlin discussed the status of discussions between Corgentech and AlgoRx and a proposed operating plan for the combined companies. At the meeting, the special committee authorized management to continue discussions with AlgoRx, including pricing parameters.

On August 23, 2005, members of Corgentech management consisting of Messrs. McLaughlin, Huang and Powers, and Dr. Gennevois made a presentation to the merger and acquisition committee of the AlgoRx board of directors including a proposal for a business combination. Dr. Burch and Mr. Rona, and representatives of Lazard, Piper Jaffray, and Heller Ehrman, legal counsel to AlgoRx, were also present.

On August 31, 2005, at a telephonic meeting of the special committee of the Corgentech board of directors, Mr. McLaughlin discussed the status of discussions between Corgentech and AlgoRx. At the meeting, the special committee authorized management to continue discussions with AlgoRx, including pricing parameters.

On August 31, 2005, Corgentech provided to Lazard a revised non-binding proposal describing the terms of a proposed combination between Corgentech and AlgoRx. Shortly thereafter, Mr. McLaughlin contacted Mr. Eckert to discuss aspects of the revised proposal.

On September 6, 2005, the AlgoRx merger and acquisition committee held a telephonic meeting in which Dr. Burch and Mr. Rona, and representatives of Lazard and Heller Ehrman also participated. Lazard reviewed for the committee the auction process, its analysis of the alternatives, such as AlgoRx remaining an independent company, or extending the bidding process to enable other potential interested parties to become involved in the process, and transaction timelines. The participants then discussed the terms of Corgentech’s revised proposal. The merger and acquisition committee instructed Lazard to respond to Corgentech’s proposal with a counter-proposal on various terms.

On September 7, 2005, representatives from Corgentech and Piper Jaffray met with representatives of Lazard via a teleconference to review Corgentech’s August 31, 2005 proposal and AlgoRx’s counter-proposal. Participating in this meeting from Corgentech were Messrs. Broderick and Powers.

On September 8, 2005, at a telephonic meeting of the special committee of the Corgentech board of directors, Mr. McLaughlin discussed the issues raised in the teleconference of September 7, 2005. At the meeting the special committee authorized management to continue discussions with AlgoRx, including pricing parameters and further authorized management to enter into an exclusivity agreement with AlgoRx to ascertain whether a merger agreement could be negotiated.

On September 8, 2005, Corgentech provided to Lazard a response to the matters raised in the teleconference of September 7, 2005.

On September 9, 2005, the AlgoRx merger and acquisition committee held a telephonic meeting in which Dr. Burch and Mr. Rona, and representatives of Lazard and Heller Ehrman also participated and discussed matters raised in Corgentech’s response delivered on September 8, 2005. The merger and acquisition committee instructed Lazard to respond to Corgentech’s counter-proposal on certain terms with a revised proposal.

Later on September 9, 2005, the parties, through representatives of Lazard and Piper Jaffray, continued to discuss outstanding issues.

On September 10, 2005, the AlgoRx merger and acquisition committee held a telephonic meeting in which Dr. Burch and Mr. Rona and representatives of Lazard and Heller Ehrman also participated and discussed matters raised in Corgentech’s response delivered on September 9, 2005. The merger and acquisition committee instructed Lazard to respond to the final open issues with a revised proposal.

On September 14, 2005, based upon the recommendation of AlgoRx’s merger and acquisition committee, the AlgoRx board of directors approved a 15-day exclusivity agreement with Corgentech. Drs. Oronsky and Ferguson abstained from the vote and neither proposed deal terms nor competitive bid process information was disclosed to either of them.

On September 15, 2005, the AlgoRx merger and acquisition committee engaged Houlihan Lokey Howard & Zukin Financial Advisors, Inc., or HLHZ, to render a fairness opinion in connection with a possible merger transaction with Corgentech.

From August 11, 2005 through September 22, 2005, representatives of Corgentech, including its consultants, accountants and outside counsel, conducted due diligence on AlgoRx, including a review of documents made available by AlgoRx.

From August 18, 2005 through September 22, 2005, representatives of AlgoRx, including its consultants, accountants and outside counsel, conducted due diligence on Corgentech, including a review of documents made available by Corgentech.

From August 24, 2005 through September 21, 2005, the parties, together with their respective outside counsel, engaged in negotiations regarding the merger agreement and related documentation, affiliate agreements and voting agreements, including termination rights and fees, non-solicitation provisions, indemnification and escrow provisions, representations and warranties and covenants. During this period, final agreement on these and other issues was reached over the course of several discussions between management of and counsel to Corgentech and AlgoRx. In addition, during this period, the parties continued their diligence reviews with respect to each other.

On September 22, 2005, the parties completed their diligence reviews and finalized the terms of the merger agreement and related documentation.

On September 22, 2005, the merger and acquisition committee of the board of directors of AlgoRx held a meeting to consider recommending the terms of the merger agreement and the merger to the entire board of directors. Lazard reviewed with the merger and acquisition committee the auction process undertaken by Lazard in collaboration with AlgoRx management, the merger agreement, a proposed merger timeline and alternatives to the proposed merger. HLHZ reviewed with the merger and acquisition committee the financial analyses prepared in connection with its fairness opinion. HLHZ orally rendered its opinion to the merger and acquisition committee of the AlgoRx board of directors, confirmed by written delivery of its written opinion of that date, that, as of that date and subject to the assumptions, qualifications and limitations set forth in its written opinion, the total merger consideration (as defined in the merger agreement included as Annex A to this joint proxy statement/prospectus, to which reference should be made) was fair, from a financial point of view, to AlgoRx’s stockholders (the full text of HLHZ’s opinion is attached to this joint proxy statement/prospectus as Annex D and the summary of the opinion set forth above and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to such opinion, which you are urged to read in its entirety for a description of the procedures followed, the limitations on the review made, the factors considered and the assumptions made by HLHZ). The merger and acquisition committee then unanimously agreed to recommend the merger and the merger agreement and the related documentation to the board of directors.

On September 22, 2005, a short time following the meeting of the merger and acquisition committee, AlgoRx held a meeting of its board of directors to review the terms of the merger agreement and related documents and to consider approval of the merger agreement and the merger. AlgoRx’s outside counsel, Heller Ehrman, reviewed the board of directors’ fiduciary duties in connection with the proposed transaction. Lazard reviewed with the board of directors the auction process undertaken by Lazard in collaboration with AlgoRx management, a merger timeline and alternatives to the proposed merger. Heller Ehrman described the provisions of the merger agreement. AlgoRx’s management reviewed with the board of directors the strategic benefits of the transaction and its analysis of the allocation of the merger consideration to the respective classes and series of AlgoRx stock. HLHZ reviewed with the board of directors the financial analyses prepared in connection with its fairness opinion. HLHZ confirmed that it had rendered its written opinion to the merger and acquisition committee of the AlgoRx board of directors that, as of that date and subject to the assumptions, qualifications and limitations set forth in its opinion, the total merger consideration was fair, from a financial point of view, to AlgoRx’s stockholders. The merger and acquisition committee reviewed with the board of directors the process undertaken and alternatives to the proposed merger. The merger and acquisition committee recommended the merger and the merger agreement and the related documentation to the board of directors. AlgoRx’s board of directors then authorized management to execute the merger agreement and related agreements with only the disinterested directors—directors other than Drs. Oronsky and Ferguson—casting their votes on the matter.

On September 23, 2005, Corgentech held a meeting of its board of directors to review the terms of the merger agreement and related documents and to consider approval of the merger agreement and the merger. Corgentech’s management reviewed with the board of directors the strategic benefits of the transaction and Piper Jaffray reviewed with the board of directors the financial analyses prepared in connection with its fairness opinion. Mr. Broderick and Corgentech’s outside counsel, Cooley Godward LLP, described the provisions of the merger agreement and reviewed the board of directors’ fiduciary duties and responsibilities in connection with the proposed transaction. Piper presented its oral opinion, subsequently confirmed in writing, that, as of September 23, 2005 and based on and subject to the factors and assumptions set forth in the opinion, the total merger consideration to be paid by Corgentech as specified in the merger agreement was fair from a financial point of view to Corgentech. Corgentech’s special committee, after considering the terms of the merger agreement and other related documents and the various presentations recommended that the merger and the merger agreement and the related documentation be approved. Corgentech’s board of directors, after considering the recommendation of the special committee, the terms of the merger agreement and other related documents and the various presentations approved the merger and the merger agreement and the related documentation. Corgentech’s board of directors then authorized management to execute the merger agreement and related agreements with only the disinterested directors—directors other than Dr. Ferguson and Mr. Sweeney—casting their votes on the matter.

On September 23, 2005, Corgentech and AlgoRx executed the merger agreement. On September 26, 2005, Corgentech and AlgoRx issued a joint press release announcing the execution of the merger agreement.

Special Committee of Corgentech

Corgentech’s board of directors recognized that two of its directors, Rodney A. Ferguson and Michael B. Sweeney, had financial interests in J.P. Morgan Partners and InterWest Partners, their respective venture funds, that were stockholders in AlgoRx. Additionally, Dr. Ferguson was also a director of AlgoRx. Given these circumstances, Corgentech’s board of directors believed it would be in the best interest of Corgentech’s stockholders to appoint a special committee to analyze the proposed transaction, with such committee to be formed with members which did not have any financial affiliation with, or interest in, AlgoRx.

Corgentech’s board of directors appointed a special committee consisting of Richard B. Brewer, Thomas J. Colligan, Daniel S. Janney and John P. McLaughlin to evaluate the proposed transaction with AlgoRx, and for such committee to make a recommendation to the board of directors of Corgentech. On September 8, 2005, the special committee authorized Corgentech management to enter into an exclusivity agreement with AlgoRx to ascertain whether a definitive merger agreement could be negotiated within a two week timeframe. The special committee did not advise the other members of the board of directors of Corgentech of the specific terms of the Corgentech proposal to AlgoRx. On September 23, 2005, the special committee reported to the board of directors that a definitive merger agreement had been negotiated with AlgoRx and recommended that it be executed. While the special committee briefed the entire board of directors of Corgentech on the terms and conditions of the proposed merger agreement, only the disinterested directors cast their votes on the matter. Dr. Ferguson and Mr. Sweeney abstained from such vote.

Special Committee of AlgoRx

On June 22, 2005, AlgoRx’s board of directors organized a special committee, called the merger and acquisition committee, to explore strategic alternatives and approve the hiring of Lazard as financial advisor to the Company. Under the Lazard engagement letter, AlgoRx agreed to pay Lazard a fee of between 1.4% and 0.8% of the aggregate consideration involved in the transaction depending on the size of the transaction, with a minimum fee of $1.4 million. While the exact fee payable to Lazard will be determined upon consummation of the merger, based on the closing price of Corgentech common stock of $2.66 as of September 23, 2005, the total cash consideration payable to Lazard would have been approximately $1.71 million. Whether or not the proposed merger is consummated, AlgoRx has also agreed to reimburse Lazard for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of services performed by Lazard. The merger and acquisition committee consisted of Dr. Ferguson, Arnold L. Oronsky and Carter H. Eckert. Corgentech submitted to Lazard on July 26, 2005, an indication of interest outlining its proposal to merge with AlgoRx. Because of the significant financial interests in both Corgentech and AlgoRx held by Drs. Oronsky and Ferguson through J.P. Morgan and InterWest Partners, their respective venture funds, and the dual role of Dr. Ferguson as chairman of the board of directors of Corgentech and as a director of AlgoRx, on August 3, 2005, AlgoRx’s board of directors reconstituted the merger and acquisition committee replacing Drs. Ferguson and Oronsky with Michael F. Powell and Charles H. Cohen.

Neither Dr. Cohen nor Mr. Eckert held, directly or indirectly, a financial interest in Corgentech. Dr. Powell owns 258 shares of Corgentech common stock which the board of directors deemed immaterial and determined that it did not present a conflict of interest. The merger and acquisition committee, working with AlgoRx’s management and legal advisors and Lazard, among other matters oversaw the transaction process, evaluated all proposals, supervised all discussions with potential buyers of AlgoRx and made a recommendation to the board of directors. On September 14, 2005, the merger and acquisition committee recommended to the board of directors of AlgoRx that, after considering all offers and strategic alternatives, AlgoRx enter into an exclusivity agreement with Corgentech to ascertain whether a definitive merger agreement could be negotiated within a two week timeframe. On September 22, 2005, the merger and acquisition committee reported to the board of directors of AlgoRx that a definitive merger agreement had been negotiated with Corgentech and recommended that it be executed. While the financial and legal advisors and the merger and acquisition committee briefed the entire board of directors of AlgoRx on the proposed merger agreement, only the disinterested directors cast their votes on the matter. Drs. Ferguson and Oronsky abstained from such vote.

The Combined Company

The combined company’s headquarters following the completion of the merger will be at Corgentech’s current principal executive offices in South San Francisco, California. As a result of the merger, former AlgoRx stockholders will possess majority control of the combined company. Corgentech’s current management will continue to be responsible for the day-to-day management of the combined company.

Management of the combined company will seek to identify synergies and redundancies in the combined workforce. The combined company intends to continue developing Corgentech’s current products as well as AlgoRx’s products.

Reasons for the Merger

The following discussion of the parties’ reasons for the merger contains a number of forward-looking statements that reflect the current views of Corgentech and/or AlgoRx with respect to future events that may have an effect on their future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed in “Summary—Forward-Looking Information” and “Risk Factors.”

Mutual Reasons for the Merger

Corgentech and AlgoRx believe that the combined company represents a biopharmaceutical company with the following potential advantages:

•	Deep Pipeline. The diverse product pipeline for the combined company is composed of four drugs in various stages of development ranging from Phase 3, Phase 2, Phase 1/2 to investigational new drug enabling studies in attractive markets.

•	Diverse Pipeline. Each of the four products is a different drug with its own mechanism of action. Consequently, the diversity of drugs in the pipeline of the combined company may provide investors with significant risk diversification.

•	Multiple Indications. Many of the products in the pipeline could be used for several indications within the general areas of pain management and inflammation potentially proving additional opportunities for approval and not limiting the approvability of the drugs to any single clinical setting.

•	Attractive Markets. Pain management and inflammation, the markets to be addressed by the clinical stage or near to the clinic products of the combined company, represent sizable and underserved or unmet medical needs. The products could afford significant medical benefit for patients and returns for investors.

•	Retained Product Rights. All of the rights to the four products in the portfolio of the combined company are wholly-owned. These retained rights offer the flexibility to structure partnerships, when in the best interests of stockholders, to accelerate development or commercialization within the United States or abroad.

•	Specialty Sales Force. We believe each of the products of the combined company can be commercialized in whole or in part, with a specialty sales force. Because this could allow the combined company to participate in the full upside economic potential of its product sales, instead of having to partner or license the product to access the services of a large sales force, it is an important attribute for potentially increasing stockholder return.

•	Financial Resources. The financial resources of the combined company will allow it to immediately focus on execution with respect to the product portfolio.

•	Experienced Management Team. It is expected that the combined company will be led by a combination of experienced senior management from both Corgentech and AlgoRx, which will provide management continuity to support the integration of the two companies. The management team of the combined company will be led by John P. McLaughlin as chief executive officer. James Z. Huang will serve as President. Ronald M. Burch will serve as vice president of development, and Richard P. Powers will serve as chief financial officer. Pending stockholder approval of the merger and Proposal Nos. 5, 6 and 7, the board of directors of the combined company will be comprised of Richard B. Brewer, Charles M. Cohen, Thomas J. Colligan, Carter H. Eckert, Rodney A. Ferguson, John P. McLaughlin, Arnold L. Oronsky and Michael F. Powell.

Corgentech’s Reasons for the Merger

Corgentech’s Reasons. The Corgentech board of directors approved the merger based on a number of factors, including, among other factors, the following:

•	Broad Pipeline. Corgentech currently has one product in clinical trials. The addition of the two AlgoRx products currently in four clinical programs and the third AlgoRx product in pre-clinical development significantly broadens the product pipeline.

•	Late Stage Pipeline. Corgentech’s current clinical stage product is being studied in two Phase 1/2 clinical trials. The two clinical stage AlgoRx products are in pivotal Phase 3 trials and multiple Phase 2 trials. The addition of the late stage products to the pipeline potentially shortens the time to market to the benefit of patients and time to revenues to the benefit of stockholders.

•	Risk Diversification. While the preclinical data supporting Corgentech’s NF-kB Decoy is very promising the addition of the AlgoRx products to the portfolio for a total of four, each with a different mechanism of action, potentially affords significant risk diversification for Corgentech stockholders.

•	Attractive Markets. Based on its work in surgical markets in 2004, Corgentech identified pain management as a significant medical and commercial opportunity because of the limitations of current therapies and large number of patients. The AlgoRx products are attractive because alone and/or in combination with existing agents they may provide superior pain management in various underserved clinical settings.

•	Flexibility to Partner. Unlike many products in Phase 2 and Phase 3 at small companies, the AlgoRx products are wholly-owned providing financial, development and commercial flexibility in seeking to maximize their potential for the benefit of patients and stockholders.

•	Assessment of Other Opportunities. In the fourth quarter of 2004, before data was available from either of the two Phase 3 trials investigating E2F Decoy, Corgentech began to assess external product and/or company opportunities. If the Phase 3 trials were positive, then Corgentech intended to use some of its resources to acquire attractive products and/or companies to broaden its pipeline. Similarly, if the Phase 3 trials were not positive, then Corgentech intended to use some of its resources to acquire later stage products or companies with later stage products to amplify its pipeline. With the failure of Corgentech’s two Phase 3 trials, Corgentech determined to seek Phase 2 or later products and/or companies with products in Phase 2 or later in five specified therapeutic areas. Based on Corgentech’s experience in surgical markets and because of the underserved medical need and commercial potential, one of the therapeutic areas identified was pain management. In this process, Corgentech evaluated over 80 products or companies with products.

In addition to considering the strategic factors outlined above, the Corgentech board of directors considered the following factors in reaching its conclusion to approve the merger and to recommend that the Corgentech stockholders approve the issuance of shares of Corgentech common stock in the merger, all of which it viewed as generally supporting its decision to approve the business combination with AlgoRx:

•	the opinion of Corgentech’s financial advisor that, as of September 23, 2005 and based on and subject to the factors and assumptions set forth in the opinion, the total merger consideration to be paid by Corgentech as specified in the merger agreement, was fair to Corgentech from a financial point of view, and the related financial analyses and presentations;

•	the results of the due diligence review of AlgoRx’s businesses and operations by Corgentech’s management, legal advisors and financial advisors;

•	the terms and conditions of the merger agreement, including the following related factors:

•	the determination that the relative percentage ownership of Corgentech stockholders and AlgoRx stockholders ratio that is fixed captures the respective ownership interests of the Corgentech and

AlgoRx stockholders in the combined company based on valuations of Corgentech and AlgoRx at the time of the board’s approval of the merger agreement and avoids fluctuations caused by near-term market volatility;

•	the reciprocal requirement that the merger agreement be submitted to a vote of the stockholders of AlgoRx and that the issuance of shares of Corgentech common stock in the merger be submitted to a vote of the stockholders of Corgentech;

•	the nature of the conditions to AlgoRx’s obligation to consummate the merger and the limited risk of non-satisfaction of such conditions;

•	the no-solicitation provisions governing AlgoRx’s ability to engage in negotiations with, provide any confidential information or data to, and otherwise have discussions with, any person relating to an alternative acquisition proposal;

•	the limited ability of the parties to terminate the merger agreement; and

•	the possible effects of the provisions regarding termination fees;

•	the likelihood that the merger will be consummated on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals; and

•	the likelihood of retaining key AlgoRx employees to help manage the combined company.

In the course of its deliberations, Corgentech’s board of directors also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including, among other risks and countervailing factors:

•	the risks, challenges and costs inherent in combining the operations and the substantial expenses to be incurred in connection with the merger, including the possibility that delays or difficulties in completing the integration could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the merger;

•	the possible volatility, at least in the short term, of the trading price of Corgentech’s common stock resulting from the merger announcement;

•	the possible loss of key management, scientific or other personnel of either of the combining companies as a result of the management and other changes that will be implemented in integrating the businesses;

•	the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger on Corgentech’s reputation;

•	the risk to Corgentech’s business, operations and financial results in the event that the merger is not consummated;

•	the failure to achieve the trial’s primary endpoint in the recently completed phase 2 clinical trial of ALGRX 4975 in mild to moderate osteoarthritis of the knee;

•	the potential incompatibility of business cultures; and

•	various other applicable risks associated with the combined company and the merger, including those described in the section of this joint proxy statement/prospectus entitled “Risk Factors.”

The foregoing information and factors considered by Corgentech’s board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by Corgentech’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Corgentech board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Corgentech board of directors may have given different weight to different factors. The Corgentech board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Corgentech’s management and Corgentech’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

AlgoRx’s Reasons for the Merger

The AlgoRx board of directors approved the merger based on a number of factors, including, among other factors, the following:

•	Alternative Strategic Relationships. AlgoRx’s board of directors’ view as to the limited potential for other third parties to enter into strategic relationships with AlgoRx or to acquire AlgoRx, particularly based on the thorough and formal process AlgoRx conducted with Lazard and the results of such process.

•	Fairness Opinion. The opinion of HLHZ to the AlgoRx merger and acquisition committee on September 22, 2005 that, as of that date and subject to assumptions, qualifications and limitations set forth in its opinion, the total merger consideration (as defined in the merger agreement included as Annex D as to this joint proxy statement/prospectus, to which reference should be made) was fair, from a financial point of view, to AlgoRx’s stockholders (the full text of HLHZ’s opinion is attached to this joint proxy statement/prospectus as Annex D and the summary of the opinion set forth above and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to such opinion, which you are urged to read in its entirety for a description of the procedures followed, the limitations on the review made, the factors considered and the assumptions made by HLHZ).

•	Historical and Current Information. Historical and current information concerning AlgoRx’s business, including its financial performance and condition, operations, management and competitive position, current industry and economic conditions, and AlgoRx’s prospects if it was to remain an independent company, including: (a) the risk that the ALGRX 3268 pivotal trial results would be negative or inconclusive; (b) the risk of adverse outcomes in its other clinical trials; (c) and its need to obtain additional financing and the likely terms on which it would be able to obtain that financing.

•	Merger Conditions. The provisions of the merger agreement, including the fact that a material adverse effect on AlgoRx’s financial condition, business, assets or results of operations arising out of or relating to its clinical trial results has been specifically excluded from the definition of material adverse effect in the merger agreement, meaning that any such effect would not be included in determining whether the conditions to Corgentech’s obligation to complete the merger are satisfied.

•	Management Team. The availability of an experienced management team that includes a team capable of developing a commercialization plan for ALGRX 3268 if it receives approval from the FDA.

•	Capital. Corgentech’s cash balance, which is expected to be in excess of $78.0 million if the merger closes before November 30, 2005, and Corgentech’s ability as a public company to raise additional capital.

•	Liquidity. Corgentech’s status as a public company, which would provide AlgoRx’s stockholders with the possibility of liquidity.

In addition to considering the strategic factors outlined above, the AlgoRx board of directors considered the following factors in reaching its conclusion to approve the merger and to recommend that the AlgoRx stockholders adopt the merger agreement, all of which it viewed as generally supporting its decision to approve the business combination with Corgentech:

•	Corgentech’s attractiveness as a strategic partner, including Corgentech’s:

•	substantial capital and ability to raise further capital, particularly in light of AlgoRx’s cash needs and limited cash resources;

•	commercialization infrastructure;

•	high quality and complementary management team; and

•	public company infrastructure and stock liquidity, particularly in light of AlgoRx’s recent unsuccessful efforts to consummate its initial public offering.

•	the opportunity for AlgoRx stockholders to participate in the long-term value of AlgoRx’s development programs through the ownership of Corgentech common stock;

•	the aggregate value to be received by AlgoRx stockholders in the merger;

•	the terms and conditions of the merger agreement, including the following related factors:

•	the expectation that the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes, with the result that the AlgoRx stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•	the determination that the relative percentage ownership of Corgentech stockholders and AlgoRx stockholders ratio that is fixed and subject to adjustment is appropriate to reflect the strategic purpose of the merger and consistent with market practice for a merger of this type and captures the respective ownership interests of the Corgentech and AlgoRx stockholders in the combined company based on AlgoRx’s perceived valuations of Corgentech and AlgoRx at the time of the board’s approval of the merger agreement;

•	the fact that shares of Corgentech common stock issued to AlgoRx stockholders will be registered on Form S-4 and will be freely tradable for AlgoRx stockholders who are not affiliates of AlgoRx;

•	the reciprocal requirement that the merger agreement be submitted to a vote of the stockholders of AlgoRx and that the issuance of shares of Corgentech common stock in the merger be submitted to a vote of the stockholders of Corgentech;

•	the limited number and nature of the conditions to Corgentech’s obligation to consummate the merger and the limited risk of non-satisfaction of such conditions;

•	AlgoRx’s rights under the merger agreement to consider certain unsolicited acquisition proposals and to change its recommendation to AlgoRx stockholders to adopt the merger agreement under certain circumstances should AlgoRx receive a superior proposal; and

•	the conclusion of AlgoRx’s board of directors that the $3,000,000 termination fee, and the circumstances when such fee may be payable, were reasonable.

•	the likelihood that the merger will be consummated on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals; and

•	the major risks and uncertainties of alternatives to the merger, such as AlgoRx remaining an independent company or AlgoRx extending the bidding process.

In the course of its deliberations, AlgoRx’s board of directors also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including, among other risks and countervailing factors:

•	Risks of Combination. The challenges and costs of combining the operations and the substantial expenses to be incurred in connection with the merger, including the risks that delays or difficulties in completing the integration and the inability to retain key employees could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the merger.

•	Stock Price. The price volatility of Corgentech’s common stock, which may reduce the value of the Corgentech common stock that AlgoRx stockholders will receive upon the consummation of the merger and, in particular, possibly result in the holders of AlgoRx common stock receiving no consideration in the merger.

•	Value. The inability of AlgoRx’s stockholders to realize the long-term value of the successful execution of AlgoRx’s current strategy as an independent company.

•	Reputation. The possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on AlgoRx’s reputation and ability to obtain financing in the future.

In addition to the risks and countervailing factors outlined above, AlgoRx’s board of directors also considered other risks and countervailing factors, including the following:

•	the possible loss of key management, technical or other personnel of either of the combining companies as a result of the management and other changes that will be implemented in integrating the businesses;

•	the $3,000,000 termination fee payable to Corgentech upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative transaction that may be more advantageous to AlgoRx stockholders;

•	the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	the risk that the merger might not be consummated in a timely manner or at all;

•	the risk that the anticipated benefits of product integration and interoperability and cost savings will not be realized; and

•	various other applicable risks associated with the combined company and the merger, including those described in the section of this joint proxy statement/prospectus entitled “Risk Factors.”

The foregoing information and factors considered by AlgoRx’s board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by AlgoRx’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the AlgoRx board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the AlgoRx board of directors may have given different weight to different factors. The AlgoRx board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, AlgoRx’s management and AlgoRx’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Fairness Opinion Received by Corgentech

The Corgentech board of directors retained Piper Jaffray & Co. to act as its financial advisor, and if requested, to render an opinion to it as to the fairness, from a financial point of view, to Corgentech of the Total Merger Consideration (as defined in the merger agreement attached to this joint proxy statement/prospectus as Annex A) to be paid to the holders of the capital stock of AlgoRx pursuant to the merger agreement. On September 23, 2005, the Corgentech board of directors met to review the proposed merger. During this meeting, Piper Jaffray reviewed with the Corgentech board of directors certain financial analyses, which are summarized below. Also at this meeting, Piper Jaffray delivered its oral fairness opinion to the Corgentech board of directors, which was subsequently confirmed in writing, to the effect that, as of September 23, 2005, and based upon and subject to the factors, assumptions and limitations set forth in its opinion, the Total Merger Consideration proposed to be paid by Corgentech as specified in the merger agreement was fair, from a financial point of view, to Corgentech.

The full text of the Piper Jaffray written opinion dated September 23, 2005, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex C and is incorporated in its entirety herein by reference. You are urged to, and should, carefully read the Piper Jaffray opinion in its entirety. The Piper Jaffray opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, of the Total Merger Consideration to Corgentech. The Piper Jaffray opinion was directed solely to the Corgentech board of directors and was not intended to be, and does not constitute, a recommendation as to how any Corgentech stockholder should vote or act on any matter relating to the proposed merger.

In arriving at its opinion, Piper Jaffray, among other things, reviewed:

•	the financial terms of the merger agreement;

•	certain publicly available financial, business and operating information related to Corgentech and AlgoRx, respectively;

•	certain internal financial, operating and other data with respect to AlgoRx prepared and furnished to Piper Jaffray by the management of AlgoRx;

•	certain internal financial projections for AlgoRx, which were prepared for financial planning purposes and furnished to Piper Jaffray by the management of AlgoRx;

•	certain internal financial, operating and other data with respect to Corgentech prepared and furnished to Piper Jaffray by the management of Corgentech;

•	certain internal financial projections for Corgentech and AlgoRx, which were prepared for financial planning purposes and furnished to Piper Jaffray by the management of Corgentech;

•	certain financial, market performance and other data of certain other public companies that Piper Jaffray deemed relevant;

•	the financial terms, to the extent publicly available, of certain merger transactions that Piper Jaffray deemed relevant;

•	the reported prices and trading activity for Corgentech common stock;

•	certain pro forma effects of the merger provided by the management of Corgentech; and

•	other information, financial studies, analyses and investigations and other factors that Piper Jaffray deemed relevant for purposes of the opinion.

Piper Jaffray also conducted discussions with members of the senior management of Corgentech and AlgoRx concerning the financial condition, historical and current operating results, business and prospects for Corgentech and AlgoRx on a stand-alone basis and on a combined basis following the merger.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentation to the Corgentech board of directors on September 23, 2005.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary, and considered as a whole, in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the Corgentech board of directors. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 21, 2005, and is not necessarily indicative of current market conditions.

Piper Jaffray reviewed the financial terms of the proposed transaction, including the Total Merger Consideration representing the number of shares of the common stock of Corgentech received by stockholders of AlgoRx. Based on (a) Total Merger Consideration of approximately 52.2 million shares of Corgentech common stock to be issued to the holders of AlgoRx capital stock pursuant to the merger agreement, assuming no adjustment based on the respective cash balances of Corgentech and AlgoRx at closing, and (b) a price of $2.55 per share of Corgentech common stock as of September 21, 2005, the aggregate implied equity value for AlgoRx is $133.2 million and the aggregate enterprise value of AlgoRx is approximately $104.5 million after subtracting approximately $28.7 million of net cash and marketable securities. The “enterprise value” is the sum of the fully diluted market value of any common equity plus any short-term and long-term debt, minus cash and cash equivalents.

AlgoRx Analyses

Comparable Companies Analysis (Similar Stage of Development)

Piper Jaffray reviewed selected financial data for AlgoRx and compared this to corresponding data for selected publicly traded companies that are in the biopharmaceutical industry and which Piper Jaffray believes are in a similar stage of development as AlgoRx. Piper Jaffray selected these companies based on information obtained by searching Securities and Exchange Commission filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. Piper Jaffray identified and analyzed 23 comparable companies:

• ACADIA Pharmaceuticals Inc.	• Keryx Biopharmaceuticals, Inc.
• Acusphere, Inc.	• MannKind Corporation
• Anadys Pharmaceuticals, Inc.	• Nuvelo, Inc.
• Arena Pharmaceuticals, Inc.	• Pain Therapeutics, Inc.
• AtheroGenics, Inc.	• Progenics Pharmaceuticals, Inc.
• Cell Genesys, Inc.	• Renovis, Inc.
• Cytokinetics, Incorporated	• Rigel Pharmaceuticals, Inc.
• Dynavax Technologies Corporation	• Seattle Genetics, Inc.
• Favrille, Inc.	• Telik, Inc.
• Genitope Corporation	• Threshold Pharmaceuticals, Inc.
• GTx, Inc.	• XenoPort, Inc.
• Inhibitex, Inc.

The financial data analyzed as part of this analysis included, among other things:

	Implied Value of AlgoRx	Comparable Company Values (in millions)
		Low	Median	Mean	High
Equity Value	$133.2	$98.1	$317.9	$398.1	$891.5
Net Cash (as of 6/30/05)	$28.7	$(79.2)	$81.7	$86.0	$234.7
Enterprise Value	$104.5	$54.0	$246.9	$312.1	$759.3

This analysis showed that, based on the estimates and assumptions used in the analysis, the enterprise value of AlgoRx implied by the Total Merger Consideration set forth in the merger agreement was within the range of values of the comparable companies.

Comparable Companies Analysis (Pain/Central Nervous System)

Piper Jaffray reviewed selected financial data for AlgoRx and compared this to corresponding data for selected publicly traded companies that are in the biopharmaceutical industry and which Piper Jaffray believes have a lead therapeutic program in at least Phase 2 trials focused on pain or central nervous system indications. Piper Jaffray selected these companies based on information obtained by searching Securities and Exchange Commission filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. Piper Jaffray identified and analyzed nine comparable companies:

• ACADIA Pharmaceuticals Inc.	• Pain Therapeutics, Inc.
• Adolor Corporation	• POZEN, Inc.
• Corcept Therapeutics Incorporated	• Renovis, Inc.
• DOV Pharmaceutical, Inc.	• XenoPort, Inc.
• Neurochem Inc.

The financial data analyzed as part of this analysis included, among other things:

	Implied Value of AlgoRx	Comparable Company Values (in millions)
		Low	Median	Mean	High
Equity Value	$133.2	$130.6	$331.8	$322.6	$432.9
Net Cash (as of 6/30/05)	$28.7	$36.7	$65.2	$66.3	$134.6
Enterprise Value	$104.5	$94.0	$246.9	$256.4	$389.8

This analysis showed that, based on the estimates and assumptions used in the analysis, the enterprise value of AlgoRx implied by the Total Merger Consideration set forth in the merger agreement was within the range of values of the comparable companies.

Comparable Companies Analysis (Recent Biopharmaceutical IPOs)

Piper Jaffray reviewed selected financial data for AlgoRx and compared this to corresponding data for selected publicly traded companies that are in the biopharmaceutical industry and that completed the initial public offering of its common stock during the period from January 1, 2004 through September 21, 2005. Piper Jaffray selected these companies based on information obtained by searching Securities and Exchange Commission filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. Piper Jaffray identified and analyzed 30 comparable companies:

• ACADIA Pharmaceuticals Inc.	• Icagen, Inc.
• Advanced Life Sciences Holdings Inc.	• Inhibitex, Inc.
• Alnylam Pharmaceuticals, Inc.	• MannKind Corporation
• Anadys Pharmaceuticals, Inc.	• Memory Pharmaceuticals Corp
• Aspreva Pharmaceuticals Corporation	• Metabasis Therapeutics, Inc.
• Auxilium Pharmaceuticals, Inc.	• Momenta Pharmaceuticals, Inc.
• Barrier Therapeutics, Inc.	• New River Pharmaceuticals Inc.
• Coley Pharmaceutical Group, Inc.	• Renovis, Inc.
• Corcept Therapeutics Incorporated	• Santarus, Inc.
• CoTherix, Inc.	• Senomyx, Inc.
• Critical Therapeutics, Inc.	• Tercica, Inc.
• Cytokinetics, Incorporated	• Threshold Pharmaceuticals, Inc.
• Dynavax Technologies Corporation	• ViaCell, Inc.
• Favrille, Inc.	• Xenogen Corporation
• GTx, Inc.	• XenoPort, Inc.

The financial data analyzed as part of this analysis included, among other things:

	Implied Value of AlgoRx	Comparable Company Values (in millions) (at September 21, 2005)
		Low	Median	Mean	High
Equity Value	$133.2	$40.3	$274.5	$320.3	$875.7
Net Cash (as of 6/30/05)	$28.7	$19.8	$63.8	$73.8	$212.9
Enterprise Value	$104.5	$18.1	$204.9	$246.5	$792.9

	Implied Value of AlgoRx	Comparable Company Values (in millions) (at IPO)
		Low	Median	Mean	High
Pre-Money Equity Value	$133.2	$56.9	$136.8	$170.6	$374.4
Pre-Money Net Cash	$28.7	$(5.5)	$26.4	$27.7	$60.9
Pre-Money Enterprise Value	$104.5	$61.9	$112.8	$142.9	$315.1

These analyses showed that, based on the estimates and assumptions used in the analyses, the enterprise value of AlgoRx implied by the Total Merger Consideration set forth in the merger agreement was within the range of values of the comparable companies both (a) at September 21, 2005 and (b) at the initial public offering of such companies.

Comparable M&A Transactions Analysis

Piper Jaffray reviewed selected financial data for AlgoRx and compared this to corresponding data from a group of seven selected merger and acquisition transactions in which Piper Jaffray believes the target company was in a similar stage of development (Phase 2/3) as AlgoRx. Piper Jaffray identified and analyzed seven such transactions:

•	Cephalon, Inc.’s acquisition of Salmedix, Inc.

•	Johnson & Johnson’s acquisition of Peninsula Pharmaceuticals, Inc.

•	Aphton Corporation’s acquisition of Igeneon AG

•	MGI PHARMA, INC.’s acquisition of Aesgen, Inc.

•	Allergan, Inc.’s acquisition of Oculex Pharmaceuticals, Inc.

•	Cell Therapeutics, Inc.’s acquisition of Novuspharma SpA

•	Schering AG’s acquisition of Collateral Therapeutics, Inc.

The financial data analyzed as part of this analysis included, among other things:

	AlgoRx	Comparable Transaction Values (in millions)
		Low	Median	Mean	High
Equity Value	$133.2	$32.0	$160.9	$163.9	$245.0
Enterprise Value	$104.5	$31.5	$130.7	$140.3	$245.0

This analysis showed that, based on the estimates and assumptions used in the analysis, the enterprise value of AlgoRx was within the range of values of the comparable transactions.

Discounted Cash Flow Analysis

Using a discounted cash flow analysis, Piper Jaffray calculated a range of theoretical enterprise values for AlgoRx based on (a) the net present value of implied annual cash flows of AlgoRx’s business and (b) the net present value of a terminal value, which is an estimate of the future value of AlgoRx’s business at the end of the calendar year 2018 based upon a multiple of revenue. Piper Jaffray used internal projected financial planning data prepared by management of AlgoRx and revised by management of Corgentech for the period from calendar year 2005 through calendar year 2018. Piper Jaffray calculated the range of net present values for AlgoRx based on a range of discount rates of 30% to 40% and a range of revenue multiples for a terminal value of 3.0x to 5.0x applied to the projected fiscal year 2018 revenue. This analysis yielded a range of estimated enterprise values for AlgoRx of between $67.7 million and $295.5 million.

Corgentech Analyses

Selected Market and Financial Information Concerning Corgentech

Piper Jaffray reviewed selected market information concerning Corgentech’s common stock. Among other things, Piper Jaffray noted the following with respect to the trading of Corgentech’s common stock:

Market Price as of September 21, 2005	$2.55
30-day trading average	$2.58
60-day trading average	$2.64
90-day trading average	$2.59
Trading average since March 30, 2005 (1)	$2.51
Trading average since December 6, 2004 (2)	$4.11
52-week high	$20.17
52-week low	$2.11

On March 29, 2005 Corgentech announced results from PREVENT IV, including the failure of the E2F Decoy to meet the trial’s primary and secondary endpoints.

On December 6, 2004 Corgentech announced results from PREVENT III, including the failure of the E2F Decoy to meet the trial’s primary and secondary endpoints.

Piper Jaffray presented additional daily stock price and volume data for Corgentech common stock for the period from its initial public offering on February 12, 2004 to September 21, 2005. Piper Jaffray’s analysis concerning Corgentech common stock was based on information concerning Corgentech and its common stock available as of September 21, 2005. Piper Jaffray did not and does not express any opinion as to the actual value of Corgentech common stock on September 21, 2005, or the prices at which Corgentech common stock may trade following the announcement of the transaction or at any time in the future.

Comparable Companies Analysis

Piper Jaffray reviewed selected financial data for Corgentech and compared this to corresponding data for selected publicly traded companies that are in the biopharmaceutical industry that Piper Jaffray believes have encountered negative clinical results, clinical delays or other circumstances similar to those encountered by Corgentech. Piper Jaffray selected these companies based on information obtained by searching Securities and Exchange Commission filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. Piper Jaffray identified and analyzed eight comparable companies:

• Advancis Pharmaceutical Corporation	• IntraBiotics Pharmaceuticals, Inc.
• Aphton Corporation	• NeoRx Corporation
• Axonyx Inc.	• Praecis Pharmaceuticals Incorporated
• Inex Pharmaceuticals Corporation	• Xcyte Therapies, Inc.

The financial data analyzed as part of this analysis included, among other things:

	CGTK	Comparable Company Values (in millions)
		Low	Median	Mean	High
Equity Value	$81.7	$6.6	$34.7	$33.6	$56.4
Net Cash (as of 6/30/05)	$95.2	$(15.4)	$26.3	$26.7	$70.3
Enterprise Value	$(13.6)	$(13.9)	$9.9	$6.9	$28.7

This analysis showed that, based on the estimates and assumptions used in the analysis, the enterprise value of Corgentech was within the range of values of the comparable companies.

Contribution Analysis

Piper Jaffray performed a contribution analysis, without probability adjustment, in order to evaluate the percentage contribution of each of Corgentech and AlgoRx to the combined company. Piper Jaffray calculated the relative contribution by both Corgentech and AlgoRx to the combined company with respect to certain projected financial data including the revenues and earnings before interest, taxes, depreciation and amortization (EBITDA) based on financial data provided by the management of Corgentech and AlgoRx, respectively. This analysis showed that all of the projected revenues and EBITDA of the combined company would be contributed by AlgoRx. Piper Jaffray noted that Corgentech stockholders prior to the transaction would beneficially own approximately 38% of the outstanding common stock of the combined company immediately following the transaction, based on the Total Merger Consideration specified in the merger agreement and assuming no adjustment based on the respective cash balances of Corgentech and AlgoRx at closing.

Although the summary set forth above does not purport to be a complete description of the analyses performed by Piper Jaffray, the material analyses performed by Piper Jaffray in rendering its opinion have been summarized above. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Instead Piper Jaffray made its determination as to the fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. No company or transaction used in the above analyses as a comparison is directly comparable to AlgoRx, Corgentech or the proposed merger.

The analyses were prepared solely for purposes of Piper Jaffray providing its opinion to the Corgentech board of directors that the Total Merger Consideration set forth in the merger agreement was fair, from a financial point of view, to Corgentech as of the date of the opinion. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. The analyses performed by Piper Jaffray are based upon forecasts by Corgentech and AlgoRx management of future results, which are not necessarily indicative of actual values or actual future results and may be significantly more or less favorable than suggested by these analyses. These analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from those forecasted.

As described above, Piper Jaffray’s opinion to the Corgentech board of directors was one of many factors taken into consideration by the Corgentech board of directors in making its determination to approve the merger agreement. The above summary does not purport to be a complete description of the analyses performed by Piper Jaffray in connection with the opinion and is qualified by reference to the written opinion of Piper Jaffray.

Piper Jaffray relied upon and assumed the accuracy, completeness and fairness of the financial, accounting and other information provided to it by Corgentech and AlgoRx or otherwise made available to it, and did not assume the responsibility to independently verify this information. Each of Corgentech and AlgoRx has advised Piper Jaffray that they do not publicly disclose internal financial information of the type provided to Piper Jaffray and that such information was prepared for financial planning purposes and not with the expectation of public disclosure. Piper Jaffray also assumed, in reliance upon the assurances of the management of Corgentech and AlgoRx, that the information provided to Piper Jaffray by Corgentech and AlgoRx was prepared on a reasonable basis in accordance with industry practice and, with respect to financial forecasts, projections and other estimates and other business outlook information, reflected the best currently available estimates and judgments of the management of Corgentech and AlgoRx, is based on reasonable assumptions, and that there is not, and the management of Corgentech and AlgoRx were not aware of, any information or facts that would make the information provided to Piper Jaffray incomplete or misleading. Piper Jaffray expresses no opinion as to such financial forecasts, projections and other estimates and other business outlook information or the assumptions on which they are based. In arriving at its opinion, Piper Jaffray relied upon Corgentech’s estimates relating to certain strategic, financial and operational benefits from the merger and assumed that such benefits will be realized at the times and in the amounts specified by Corgentech. Without limiting the generality of the foregoing, Piper Jaffray assumed that neither Corgentech nor AlgoRx was a party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, divestiture or spinoff, other than the proposed merger.

Piper Jaffray assumed that the merger would be completed on the terms set forth in the Merger Agreement reviewed by Piper Jaffray, without amendments and with full satisfaction of all covenants and conditions without any waiver. Without limiting the foregoing, Piper Jaffray assumed (a) that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended, (b) that the shares of Corgentech common stock to be issued in the merger to the stockholders of AlgoRx will be listed on the NASDAQ National Market, and (c) that AlgoRx has, or will obtain, sufficient financing to maintain its current operations through the consummation of the merger. In addition, Piper Jaffray assumed that all necessary regulatory approvals and consents required for the merger will be obtained in a manner that will not result in the disposition of any material portion of the assets of Corgentech or AlgoRx, or otherwise adversely affect Corgentech or AlgoRx or the estimated benefits expected to be derived in the proposed merger, and will not affect the terms of the merger.

Piper Jaffray did not assume responsibility for performing, and did not perform, any appraisals or valuations of specific assets or liabilities of Corgentech or AlgoRx and was not furnished with any appraisals or valuations. Piper Jaffray expresses no opinion regarding the liquidation value of any entity. Piper Jaffray did not undertake any independent analysis of any outstanding, pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Corgentech, AlgoRx or any of their respective affiliates is a party or may be subject. At the direction of the Corgentech board of directors, and with its consent, Piper Jaffray’s opinion made no assumption concerning, and therefore did not consider, the potential effects of litigation, claims, investigations, or possible assertions of claims, or the outcomes or damages arising out of any such matters.

Piper Jaffray’s opinion was necessarily based on the information available to it, the facts and circumstances as they existed and were subject to evaluation as of the date of the opinion; events occurring after the date of the opinion could materially affect the assumptions used by Piper Jaffray in preparing its opinion. Piper Jaffray expresses no opinion as to the prices at which shares of Corgentech or AlgoRx common stock have traded or may trade following announcement of the merger or at any future time after the date of the opinion. Piper Jaffray has not undertaken and is not obligated to affirm or revise its opinion or otherwise comment on any events occurring after the date it was given.

In connection with its engagement, Piper Jaffray was not requested to solicit indications of interest from, or hold discussions with, any third parties regarding the possible acquisition of all or part of those third parties. While Piper Jaffray rendered its opinion and provided certain analyses to the Corgentech board of directors,

Piper Jaffray was not requested to, and did not make, any recommendation to the board of directors as to the specific form or amount of the consideration to be offered to AlgoRx stockholders in the proposed merger, which was determined through negotiations between Corgentech and AlgoRx. Piper Jaffray was not requested to opine as to, and the opinion does not address, the basic business decision to proceed with or effect the merger or the structure of thereof, or the relative merits of the merger compared to any alternative business strategy or transaction in which Corgentech might engage.

Piper Jaffray is a nationally recognized investment banking firm and is regularly engaged as a financial advisor in connection with mergers and acquisitions, underwritings and secondary distributions of securities and private placements. The Corgentech board of directors selected Piper Jaffray to render its fairness opinion in connection with the proposed merger on the basis of its experience and reputation in acting as a financial advisor in connection with mergers and acquisitions. Piper Jaffray currently makes a market in the common stock of Corgentech. Piper Jaffray in the ordinary course of its business may actively trade securities of Corgentech for its own account or the accounts of its customers and, accordingly, may at any time hold long or short positions in these securities. In addition, Piper Jaffray has provided investment banking services to both Corgentech and AlgoRx in the past and may do so in the future. In particular, Piper Jaffray was an underwriter for Corgentech’s initial public offering in February 2004, for which Piper Jaffray received a fee of $1,101,883 and Piper Jaffray was a proposed underwriter for AlgoRx’s planned initial public offering that was originally filed in November 2004 and never completed, for which Piper Jaffray received no compensation or expense reimbursement.

Piper Jaffray acted as financial advisor to Corgentech in connection with the Merger. Under the terms of the Corgentech engagement letter with Piper Jaffray, Corgentech has agreed to pay Piper Jaffray a fee for providing the opinion that is not contingent upon consummation of the proposed merger of $500,000. Corgentech has also agreed to pay Piper Jaffray an additional fee of $250,000 in the event of the consummation of the proposed merger. Whether or not the proposed merger is consummated, Corgentech has also agreed to reimburse Piper Jaffray for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of services performed by Piper Jaffray in rendering its opinion to the Corgentech board of directors. These fees and expenses are customary amounts for transactions of this type.

Fairness Opinion Received by AlgoRx

On September 22, 2005, HLHZ delivered its written opinion to the merger and acquisition committee of the AlgoRx board of directors that, as of that date and subject to the assumptions, qualifications and limitations set forth in its opinion, the total merger consideration (as defined below) to be received pursuant to the merger was fair, from a financial point of view, to AlgoRx’s stockholders.

The full text of HLHZ’s opinion is attached to this joint proxy statement/prospectus as Annex D and the summary of the opinion set forth below is qualified in its entirety by reference to such opinion. AlgoRx stockholders are urged to read the opinion carefully in its entirety for a description of the procedures followed, the limitations on the review made, the factors considered and the assumptions made by HLHZ. The opinion was provided for the benefit of the AlgoRx merger and acquisition committee in connection with its consideration of the merger and was not intended to be, and does not constitute, a recommendation as to how any security holder should vote on the merger.

General

HLHZ’s opinion addressed solely the fairness to the AlgoRx stockholders, from a financial point of view, of the total merger consideration to be received by the AlgoRx stockholders pursuant to the merger. As used in this section and the HLHZ opinion, the term “total merger consideration” has the meaning given to it in Section 9.2 of the merger agreement, which is included as Annex A to this joint proxy statement/prospectus and in general means (as more fully described in that section of the merger agreement, to which reference should be made):

•	the number of Corgentech shares obtained by multiplying 1.6315789 by the number of Corgentech’s fully diluted shares,

plus or minus

•	the cash balance adjustment provided for in the merger agreement (and defined in Section 9.2 thereof).

HLHZ’s opinion and analysis were only two of many factors considered by the AlgoRx merger and acquisition committee and board of directors in their evaluation of the merger and should not be viewed as determinative of their views with respect to the merger.

HLHZ was not requested to opine as to, and its opinion did not address:

•	the underlying business decision of the committee, AlgoRx’s security holders or any other party to proceed with or effect the merger;

•	the fairness of any portion or aspect of the merger not expressly addressed it in its opinion;

•	the fairness of any portion or aspect of the merger to the holders of any class of securities, creditors or other constituencies of AlgoRx, or any other party, other than those set forth in its opinion;

•	the relative merits of the merger as compared to any alternative business strategies that might exist for AlgoRx or the effect of any other transaction in which AlgoRx might engage;

•	the tax or legal consequences of the merger to either AlgoRx, its security holders or any other party; or

•	the fairness of any portion or aspect of the merger to any one class of AlgoRx’s security holders vis-á-vis any other class of AlgoRx’s security holders.

Furthermore, no opinion, counsel or interpretation was intended in matters requiring legal, regulatory, accounting, insurance, tax or other similar professional advice, which HLHZ assumed had been or would be obtained from the appropriate professional sources.

In connection with its opinion, HLHZ made such reviews, analysis and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, HLHZ:

1.	reviewed AlgoRx’s audited consolidated financial statements for the three years ended December 31, 2004 and its unaudited financial statements for the period ended June 30, 2005, which AlgoRx’s management had identified as the most current information available;

2.	reviewed forecasts and projections prepared by AlgoRx’s management with respect to AlgoRx for the fiscal years ended December 31, 2005 through 2017;

3.	met with certain members of AlgoRx’s senior management to discuss the operations, financial condition, future prospects, and projected operations and performance of AlgoRx;

4.	reviewed copies of the following documents and materials:

•	presentations by Lazard to the AlgoRx board of directors dated June 22, 2005 and September 22, 2005; and to the AlgoRx merger and acquisition committee dated July 2005; August 2, 2005; September 6, 2005; and September 13, 2005;

•	a presentation about AlgoRx by its management, dated August 2005;

•	the draft merger agreement, dated September 20, 2005;

•	AlgoRx’s S-1 filing with the Securities and Exchange Commission dated November 24, 2004;

•	AlgoRx’s third amended and restated certificate of incorporation, as amended; and

•	the AlgoRx retention bonus plan, dated July 20, 2005;

5.	reviewed the historical market prices and trading volume for Corgentech’s publicly traded securities for the past two years and those of certain publicly traded companies which HLHZ deemed relevant;

6.	reviewed other publicly available financial data for certain companies that HLHZ deemed comparable to AlgoRx; and

7.	conducted such other financial studies, analysis and investigations as HLHZ deemed appropriate.

In rendering its opinion, HLHZ relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information (including, without limitation, the financial forecasts and projections) furnished or otherwise made available to, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material or other information. In addition, HLHZ relied upon and assumed, without independent verification, that the financial forecasts and projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial results and condition of AlgoRx, and HLHZ expressed no opinion with respect to such forecasts and projections or the assumptions on which they were based. HLHZ relied upon and assumed, without independent verification, that there had been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of AlgoRx since the date of the most recent financial statements provided to it, except as AlgoRx may have disclosed and as listed on the disclosure schedules to the draft merger agreement reviewed by HLHZ, and that there was no information or facts that would make the information received by HLHZ incomplete or misleading.

HLHZ also relied upon and assumed, without independent verification, that:

•	the representations and warranties of all parties referred to in the draft merger agreement identified in item 4 above and all of the related documents and instruments referred to therein were true and correct;

•	each party to all such agreements would perform all of the covenants and agreements required to the performed by such party;

•	all conditions to the consummation of the merger would be satisfied without the wavier thereof; and

•	the merger would be consummated in a timely manner in accordance with the terms described in the agreements provided to HLHZ, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise), except as described and specifically provided for in the draft merger agreement reviewed by HLHZ.

HLHZ also relied upon and assumed, without independent verification, that:

•	all governmental, regulatory and other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed that would have an adverse effect on AlgoRx or the expected benefits of the merger; and

•	the final form of the draft merger identified item 4 above would not differ in any material respect from that draft (which AlgoRx confirms for purposes of the inclusion in the joint proxy statement/prospectus of HLHZ’s opinion as well as for purposes of this section).

HLHZ was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of Corgentech or AlgoRx nor was HLHZ provided with any such appraisal or evaluation.

HLHZ was not requested to, and did not;

•	initiate any discussions with, or solicit any indications of interest from, third parties with respect to the merger or any alternatives to the merger;

•	negotiate the terms of the merger; or

•	advise the AlgoRx merger and acquisition committee or board of directors with respect to alternatives to the merger.

HLHZ’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. HLHZ did not undertake, and has no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring after the date of its opinion. HLHZ did not consider, nor did it express any opinion with respect to, the prices at which the common stock of Corgentech had traded or may trade subsequent to the disclosure or consummation of the merger.

Summary of Financial Analyses Performed by HLHZ

In arriving at its opinion, in addition to reviewing the matters listed above, HLHZ used the following approaches to evaluate the fairness, from financial point of view, of the total merger consideration to the AlgoRx stockholders:

•	a discounted cash flow approach;

•	a comparable company approach; and

•	a comparable private financings approach.

In connection with the rendering of its opinion to the AlgoRx merger and acquisition committee, HLHZ prepared and delivered to the merger and acquisition committee written materials describing the approaches listed above and other information material to its opinion. Set forth below is a summary of these approaches.

Discounted Cash Flow Approach. HLHZ performed a debt-free discounted cash flow analysis based on long-term projections through 2017 provided by AlgoRx’s management. HLHZ probability-weighted those projections based on the Tufts Drug Transition Study (December 1996), which provides probabilities of success at the various stages of drug development, and applied probabilities to the projections based on the current phase of development of each of AlgoRx’s current business development.

With respect to this analysis, HLHZ applied a discount rate of 15.5% based on the required average cost of capital of a selection of ten large pharmaceutical companies, with an adjustment made for AlgoRx’s comparatively smaller size. HLHZ used large pharmaceutical companies to calculate a discount rate because the risk profile of large pharmaceutical companies is generally more dependent on marketed products than on products under development and is therefore more comparable to the risk profile of AlgoRx after probability-weighting its long-term financial projections for clinical trial risks. The ten pharmaceutical companies selected were:

• Abbott Laboratories	• Lilly (Eli) & Co.

• Amgen, Inc.	• Merck & Co.

• Bristol–Myers Squibb Company	• Pfizer Inc.

• Genentech Inc.	• Schering PloughWyeth

• Johnson & Johnson

In addition, HLHZ calculated a terminal value for AlgoRx as of the end of 2017 (the end of the period for which management had provided cash flow projections). The free cash flow projected by management at the end of 2017 was capitalized into perpetuity using a previously selected discount rate, adjusted for a level of perpetual growth (known as the Gordon Growth Method). The terminal value was then discounted back to the present using the same discount rate. HLHZ applied a perpetual growth rate of 0% to 2% and a discount rate of 14.5% to 16.5% to arrive at the terminal value.

HLHZ derived from this discounted cash flow approach an indication of AlgoRx’s equity value of approximately $85 million to $120 million.

Comparable Company Approach. HLHZ’s past experience and analysis of ten publicly traded drug discovery and drug development companies, as well as reviews of a number of analyst reports, led HLHZ to determine that drug discovery and development companies like AlgoRx are valued by the public market primarily using the following qualitative and quantitative factors:

•	cash balances and cash “burn” rate;

•	number of programs in pipeline;

•	numbers and risk of programs in clinical testing;

•	reported or rumored results from clinical trials; and

•	quality and quantity of collaborative agreements.

HLHZ also concluded that many drug discovery and drug development companies maintain large cash balances and low market capitalizations, sometimes leading to distorted or even negative enterprise value.

Therefore, HLHZ determined that market capitalization as well as enterprise value is an appropriate measure of value for drug discovery and drug development companies. Furthermore, since drug discovery and drug development companies generally do not expect to achieve profitability for many years in the future, HLHZ considered it inappropriate to capitalize measures of earnings such as EBITDA (earnings before income tax, depreciation and amortization), or net income.

Accordingly, HLHZ’s comparable company approach reviewed, among other factors, the five major criteria, listed above for the following ten publicly traded drug discovery and drug development companies:

• Acusphere, Inc.	• DURECT Corporation

• Adolor Corporation	• EntreMed, Inc.

• Allos Therapeutics, Inc.	• Genaera Corporation

• Aradigm Corporation	• Indevus Pharmaceuticals, Inc.

• Corcept Therapeutics Incorporated	• Pain Therapeutics, Inc.

HLHZ then compared the five major criteria for those ten companies to AlgoRx. HLHZ derived from this comparable companies approach as indication of AlgoRx’s equity value of approximately $110 million to $125 million.

Comparable Private Financing Approach. HLHZ identified a universe of approximately 160 private financings announced since July 2004 through a current date in the drug discovery and development industry. Out of the identified transactions, HLHZ selected seven that it deemed comparable to AlgoRx, namely those involving the following private companies:

• Endocyte, Inc.	• TorreyPines Therapeutics, Inc.

• Intarcia Therapeutics, Inc.	• Transport Pharmaceuticals, Inc.

• Prestwick Pharmaceuticals, Inc.	• ZARS, Inc.

• Solstice Neurosciences, Inc.

In this approach, HLHZ sought to determine the “pre-money” valuation ranges for privately financed drug discovery and drug development companies comparable to AlgoRx, taking into account AlgoRx’s recent financing and clinical developments.

HLHZ derived from this comparable private financings approach an indication AlgoRx’s equity value of approximately $50 million to $70 million.

Summary of Analyses. With respect to each of the three approaches described above, HLHZ noted that they all yielded valuations of AlgoRx below the total merger consideration, using as an implied value for the total merger consideration the approximate amount of $133.4 million based on the closing price of Corgentech common stock on September 21, 2005 (the last trading day preceding the completion of HLHZ’s analysis). HLHZ recognized that the actual total merger consideration would depend on the number of Corgentech shares and options outstanding immediately prior to the consummation of the merger and the price at which Corgentech common stock had traded during the pre-closing measuring period specified in the merger agreement. HLHZ also noted, however, that, irrespective of those variable factors, the total merger consideration would represent approximately 62% of the fully-diluted equity of Corgentech outstanding immediately after the consummation of the merger.

In reaching its opinion, HLHZ did not assign any particular weight to any one approach, or the results yielded by that approach, although HLHZ noted that none of the approaches, if reviewed on a stand-alone basis, failed to support its opinion. Rather, having reviewed those results in the aggregate, HLHZ exercised its professional judgment in determining that, based on the aggregate of the approaches used and the results they yielded, the total merger consideration was fair, from a financial point of view, to the AlgoRx stockholders. HLHZ believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the approaches and, accordingly, also made qualitative judgments concerning differences between the characteristics of AlgoRx and the merger, on the one hand, and the data selected for its analyses, on the other hand, as further discussed under “Other Considerations” below.

Other Considerations

No single company or transaction used in the above analyses as a comparison is identical to Corgentech or AlgoRx or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses, or transactions analyzed. The analyses were prepared solely for purposes of HLHZ providing an opinion as to the fairness of the total merger consideration, from a financial point of view, to the AlgoRx stockholders and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty.

The preparation of a fairness opinion is a complex process that involves the application of subjective business judgments in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Several analytical approaches were used by HLHZ and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular approaches. HLHZ’s overall conclusions were based on all the analyses and factors presented herein taken as a whole and also on application of HLHZ’s own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. HLHZ therefore believes that its analyses must be considered as a whole and that selecting portions of the analyses and of the factors considered, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion.

In connection with its analyses, HLHZ made, and was provided by AlgoRx’s management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond AlgoRx’s control. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of AlgoRx and its advisors, none of AlgoRx, Corgentech, HLHZ or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The AlgoRx merger and acquisition committee selected HLHZ to render its opinion, based on HLHZ’s experience in mergers and in securities valuation generally. HLHZ is a nationally recognized investment banking firm that is continuously engaged in providing financial advisory services and rendering fairness opinions in connection with mergers and acquisitions, leveraged buyouts, and business and securities valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructuring and private placements of debt and equity securities. HLHZ does not make a market in the publicly traded securities of Corgentech. HLHZ is engaged, from time to time, to provide financial advice to a variety of public and private entities and persons. HLHZ may have rendered certain services to other participants in the merger in the form of an opinion or valuation.

Under the terms of its September 15, 2005 engagement agreement with the AlgoRx merger and acquisition committee, HLHZ has been paid by AlgoRx a fee in the aggregate amount of $250,000, payable in the form of an initial fee of $125,000 upon the execution of the agreement and $125,000 upon the delivery of its opinion on September 22, 2005. No portion of this fee is contingent on the consummation of the merger or the conclusions set forth in the opinion. In addition, and regardless of whether the merger is consummated, HLHZ is entitled to reimbursement from AlgoRx of its reasonable out-of-pocket expenses incurred in connection with its services, including its attorneys’ fees and related expenses, as well as indemnification against certain liabilities and expenses related to or arising in connection with the rendering of its services, including liabilities under the federal securities laws.

Interests of Corgentech’s Executive Officers and Directors in the Merger

In considering the recommendation of the Corgentech board of directors with respect to issuing shares of Corgentech common stock as contemplated by the merger agreement, Corgentech stockholders should be aware that certain members of the board of directors and executive officers of Corgentech have interests in the merger that are different from, or in addition to, their interests as Corgentech stockholders. These interests present a conflict of interest. The Corgentech board of directors was aware of these conflicts of interest during its deliberations on the merits of the merger and in making its decision in approving the merger, the merger agreement and the related transactions.

Board of Directors and Executive Officers Stock Ownership

As of September 30, 2005, all directors and executive officers of Corgentech, together with their affiliates, beneficially owned as a group approximately 39.6% of the shares of Corgentech common stock. Approval of the issuance of shares of Corgentech common stock in connection with the merger requires the affirmative vote of a majority of shares cast at the Corgentech special meeting. Certain of our officers and their affiliates, have also entered into voting agreements in connection with the merger. The voting agreements are discussed in greater detail under the caption “Voting Agreements” beginning on page 117.

As of September 30, 2005, entities affiliated with J.P. Morgan Partners beneficially owned approximately 13.8% of Corgentech common stock and approximately 18.9% of AlgoRx common stock (assuming conversion of all preferred stock to common stock). Following the merger, based on shares outstanding as of September 30, 2005, these entities will own approximately 17.1% of the common stock of the combined company. Rodney A. Ferguson, a partner at J.P. Morgan Partners, is chairman of the board of directors of Corgentech, is a current director of AlgoRx, and will remain chairman of the board of directors of Corgentech after the merger.

As of September 30, 2005, entities affiliated with InterWest Ventures beneficially owned approximately 6.0% of Corgentech common stock and approximately 18.9% of AlgoRx common stock (assuming conversion of all preferred stock to common stock). Following the merger, based on shares outstanding as of September 30, 2005, these entities will own approximately 14.4% of the common stock of the combined company. Arnold L. Oronsky, a general partner at InterWest Partners, is a current director of AlgoRx and has been nominated for election to the Corgentech board of directors at the effective time of the merger. Michael B. Sweeney, a general partner at InterWest Partners, is a current director of Corgentech and will not be a board member following the consummation of the merger.

Accelerated Vesting of Corgentech Non-Employee Directors’ Options

Under Corgentech’s 2003 Non-Employee Directors’ Stock Option Plan, or the Directors’ Plan, the vesting of any stock awards outstanding under the Directors’ Plan held by non-employee directors who have not been nominated for election at the effective time will be accelerated in full at the effective time. Pursuant the Directors’ Plan such non-employee directors will have 12 months to exercise such accelerated options.

Interests of AlgoRx’s Executive Officers and Directors in the Merger

In considering the recommendation of the AlgoRx board of directors with respect to adopting the merger agreement, AlgoRx stockholders should be aware that certain members of the board of directors and executive officers of AlgoRx have interests in the merger that are different from, or in addition to, their interests as AlgoRx stockholders. These interests present a conflict of interest. The AlgoRx board of directors was aware of these conflicts of interest during its deliberations on the merits of the merger and in making its decision in approving the merger, the merger agreement and the related transactions.

Board of Directors and Executive Officers Stock Ownership

As of September 30, 2005, all directors and executive officers of AlgoRx, together with their affiliates, beneficially owned 56% of the shares of AlgoRx preferred stock, 47.6% of the AlgoRx Series C preferred stock and 57.3% of all AlgoRx capital stock (assuming conversion of all preferred stock to common stock). Approval of the merger requires: (a) approval of a majority of the shares of common stock and preferred stock voting as a single class on an as-converted basis, (b) 65% of the shares of preferred stock, and (c) a majority of the shares of Series C preferred stock, voting as a separate class. Certain of our officers and directors, and their affiliates, have also entered into voting agreements in connection with the merger. The voting agreements are discussed in greater detail under the caption “Voting Agreements” beginning on page 117.

As of September 30, 2005, entities affiliated with J.P. Morgan Partners beneficially owned approximately 18.9% of AlgoRx common stock (assuming conversion of all preferred stock to common stock) and approximately 13.8% of Corgentech common stock. Following the merger, based on shares outstanding as of September 30, 2005, these entities will own approximately 17.1% of the common stock of the combined company. Rodney A. Ferguson, a partner at J.P. Morgan Partners, is a current director of AlgoRx, chairman of the board of directors of Corgentech, and will remain chairman of the board of directors of Corgentech after the merger.

As of September 30, 2005, entities affiliated with InterWest Partners beneficially owned approximately 18.9% of AlgoRx common stock (assuming conversion of all preferred stock to common stock) and approximately 6.0% of Corgentech common stock. Following the merger, based on shares outstanding as of September 30, 2005, these entities will own approximately 14.4% of the common stock of the combined company. Arnold L. Oronsky, a general partner at InterWest Partners, is a current director of AlgoRx and has been nominated for election to the Corgentech board of directors at the effective time of the merger. Michael B. Sweeney, a general partner at InterWest Partners, is a current director of Corgentech and will not be a board member following the consummation of the merger.

As of September 30, 2005, entities affiliated with Sofinnova Ventures beneficially owned approximately 9.7% of AlgoRx common stock (assuming conversion of all preferred stock to common stock). Following the merger, based on shares outstanding as of September 30, 2005, these entities will own approximately 6.2% of the common stock of the combined company. Michael F. Powell, a managing director at Sofinnova Ventures, is a current director of AlgoRx and has been nominated for election to the Corgentech board of directors at the effective time of the merger. Dr. Powell owns 258 shares of Corgentech common stock.

As of September 30, 2005, entities affiliated with Advent International beneficially owned approximately 7.7% of AlgoRx common stock (assuming conversion of all preferred stock to common stock). Following the merger, based on shares outstanding as of September 30, 2005, will own approximately 5.4% of the common stock of the combined company. Charles M. Cohen, a vice president at Advent International, is a current director of AlgoRx and has been nominated for election to the Corgentech board of directors at the effective time of the merger.

Combined Company Board of Directors

The merger agreement provides that Corgentech will cause the following AlgoRx directors to be elected or appointed to the board of directors of Corgentech as of the effective time of the merger: Charles M. Cohen, Arnold L. Oronsky, Michael F. Powell and Carter H. Eckert. John P. McLaughlin, Richard B. Brewer, Thomas J. Colligan and Rodney A. Ferguson will continue in their positions on the board of directors of Corgentech.

AlgoRx 2005 Retention Bonus Plan and AlgoRx 2005 Employee Severance Plan

AlgoRx 2005 Retention Bonus Plan

Certain AlgoRx executive officers, directors and employees are eligible to receive bonus payments under the AlgoRx 2005 Retention Bonus Plan and AlgoRx 2005 Employee Severance Plan in connection with the merger. Effective July 20, 2005, AlgoRx adopted the AlgoRx 2005 Retention Bonus Plan pursuant to which AlgoRx’s 22 employees and one director will be entitled to receive a retention bonus if they remain employed by AlgoRx or continue to provide services through the effective time of the merger or are terminated without cause 90 days prior to the merger. The retention bonus payment pursuant to the AlgoRx 2005 Retention Bonus Plan consists of a fixed bonus and a discretionary bonus. The AlgoRx board of directors has determined that up to 40% of the retention bonus payment may be paid in cash, and the remaining 60% of the retention bonus payment may be paid in Corgentech common stock. Each participant’s retention bonus will be a percentage of the retention bonus pool, less the value of the participant’s common stock and options for common stock, and any payments made to the participant pursuant to the AlgoRx 2005 Employee Severance Plan described below. The actual retention bonus pool is tied to the market price of Corgentech common stock and therefore will fluctuate. Assuming that the merger is completed and the Corgentech common stock price used to calculate the merger consideration is $2.49, the per share value for Corgentech common stock used in the pro forma condensed combined financial statements, the estimated total value of the retention bonus pool would be $8,518,616. Assuming the same $2.49 stock price, the estimated total retention bonus payable to each of the executive officers and the director participating in the AlgoRx 2005 Retention Bonus Plan is as follows:

Name and Title	Estimated Total Retention Bonus
Ronald M. Burch, M.D., Ph.D. Chief Executive Officer and Director	$3,091,789
Jeffrey A. Rona Vice President, Finance and Chief Financial Officer	$2,429,263
Carter H. Eckert Director	$220,842

Participants who are terminated by AlgoRx without cause, as defined in the plan, within 90 days prior to the effective time of the merger will be entitled to receive the retention bonus otherwise payable to them under the 2005 Retention Bonus Plan less any payments made under the 2005 Employee Severance Plan.

AlgoRx 2005 Employee Severance Plan

Effective July 20, 2005, AlgoRx adopted the AlgoRx 2005 Employee Severance Plan pursuant to which all employees of AlgoRx will be entitled to receive a severance payment equal to 25% to 100% of their annual base salary, depending on their employee level, if they are terminated without cause, as defined in the plan, at any time prior to the effective time of the merger. “Cause” is defined in the 2005 Employee Severance Plan and the 2005 Retention Bonus Plan to mean:

•	failure to follow the reasonable directions of the board of directors or the participant’s supervisor, or to otherwise perform the participant’s duties;

•	willful misconduct or gross negligence that has, or is likely to, materially injure AlgoRx; conviction of a felony involving moral turpitude that has, or is likely to, materially injure AlgoRx;

•	engagement in any activity that is directly competitive with or intentionally injurious to AlgoRx; or

•	commission of any fraud against AlgoRx, its employees, stockholders, agents or customers, or misappropriation of any of AlgoRx’s funds or properties (including intellectual property).

Employment Agreement

Corgentech plans to enter into an employment agreement with Dr. Burch for the position of vice president, development. The employment agreement is contingent upon the consummation of the merger.

Accelerated Vesting of AlgoRx Non-Employee Directors’ Options

Under AlgoRx’s 2001 Equity Incentive Plan, or the 2001 Plan, the vesting of any stock awards outstanding under the plan that are not assumed in connection with a corporate transaction, as defined in the 2001 Plan, will be accelerated in full prior to the corporate transaction. Corgentech will not assume the 2001 Plan or the options issued pursuant to the 2001 Plan. As a result, all of the options issued and outstanding under the 2001 Plan will accelerate in connection with the merger and any options not exercised prior to the effective time of the merger will be canceled.

Indemnification and Insurance

The merger agreement provides that, for a period of six years after the merger, the surviving corporation will observe, to the fullest extent permitted by Delaware law, all rights of the directors and officers of AlgoRx as of the time the merger becomes effective to indemnification for acts and omissions as directors and officers occurring before the merger pursuant to the AlgoRx certificate of incorporation and bylaws (as in effect on September 23, 2005) and pursuant to indemnification agreements with AlgoRx as in effect on September 23, 2005 or, subject to certain conditions, entered into prior to the consummation of the merger. In addition, the merger agreement provides that for a period of six years after the merger, the surviving corporation will maintain in effect a directors’ and officers’ liability insurance policy covering the directors and officers of AlgoRx as of September 23, 2005 with coverage in amount and scope at least as favorable as the coverage under AlgoRx’s existing policy as of the time the merger becomes effective, provided directors’ and officers’ liability insurance coverage is available for Corgentech’s directors and officers. If the annual premiums payable for such insurance coverage exceed 300% of the annual premium paid by AlgoRx in 2004 for its existing policy, the surviving corporation may reduce the amount of coverage to the amount of coverage available for a cost equal to that amount.

Material Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax considerations of the merger that are expected to apply generally to AlgoRx stockholders upon an exchange of their AlgoRx common stock or preferred stock for Corgentech common stock in the merger. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing regulations under the Code and current administrative rulings and court decisions, all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences to Corgentech, AlgoRx or the stockholders of AlgoRx as described in this summary. In addition, this summary assumes the truth and satisfaction of the statements and conditions described below as the basis for the tax opinions of Cooley Godward LLP and Heller Ehrman LLP. No attempt has been made to comment on all U.S. federal income tax consequences of the merger that may be relevant to particular holders, including holders:

•	who are subject to special tax rules such as dealers in securities, foreign persons, mutual funds, regulated investment companies, real estate investment trusts, insurance companies or tax-exempt entities;

•	who are subject to the alternative minimum tax provisions of the Code;

•	who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions;

•	who hold their shares as qualified small business stock within the meaning of section 1202 of the Code;

•	who hold their shares as a hedge or as part of a hedging, straddle or other risk reduction strategy; or

•	who do not hold their shares as capital assets.

In addition, the following discussion does not address the tax consequences of the merger under state, local and foreign tax laws. Furthermore, the following discussion does not address any of the following:

•	the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which AlgoRx shares are acquired or Corgentech shares are disposed of;

•	the tax consequences to holders of options issued by AlgoRx which are canceled in connection with the merger;

•	the tax consequences of the receipt of Corgentech shares other than in exchange for AlgoRx shares; or

•	the tax implications of a failure of the merger to qualify as a reorganization.

Accordingly, holders of AlgoRx common stock and holders of AlgoRx preferred stock are advised and expected to consult their own tax advisers regarding the federal income tax consequences of the merger in light of their personal circumstances and the consequences of the merger under state, local and foreign tax laws.

As a condition to the consummation of the merger, Cooley Godward LLP and Heller Ehrman LLP must render tax opinions that the merger will constitute a reorganization within the meaning of Section 368 of the Code, or a Reorganization. The tax opinions discussed in this section are conditioned upon certain assumptions stated in the tax opinions and are based on the truth and accuracy, as of the completion of the merger, of certain representations and other statements made by Corgentech and AlgoRx in certificates delivered to counsel. If any such representations and other statements made in such certificates are inaccurate, or by the consummation of the merger becomes inaccurate, then the tax opinions may no longer be valid.

No ruling from the Internal Revenue Service has been or will be requested in connection with the merger. In addition, stockholders of AlgoRx should be aware that the tax opinions discussed in this section are not binding on the IRS, and the IRS could adopt a contrary position and a contrary position could be sustained by a court.

Subject to the assumptions and limitations discussed above, it is the opinion of Cooley Godward LLP, tax counsel to Corgentech, and Heller Ehrman LLP, tax counsel to AlgoRx, that the merger will be treated for U.S. federal income tax purposes as a reorganization. Accordingly, the following material U.S. federal income tax consequences will result:

•	Corgentech, Merger Sub and AlgoRx will each be a party to the reorganization;

•	Corgentech, Merger Sub and AlgoRx will not recognize any gain or loss solely as a result of the merger;

•	stockholders of AlgoRx will not recognize any gain or loss upon the receipt of solely Corgentech common stock for their AlgoRx common stock or preferred stock, other than with respect to cash received in lieu of fractional shares of Corgentech common stock;

•	the aggregate tax basis of the shares of Corgentech common stock received by an AlgoRx stockholder in the merger (including any fractional share deemed received) will be the same as the aggregate basis of the shares of AlgoRx common stock or preferred stock surrendered in exchange therefor;

•	the holding period of the shares of Corgentech common stock received by an AlgoRx stockholder in the merger will include the holding period of the shares of AlgoRx common stock or preferred stock surrendered in exchange therefor;

•	an AlgoRx stockholder should be treated as having received its portion of the Corgentech common stock held in escrow upon the consummation of the merger. Accordingly, until the shares held in escrow are released, the interim basis of the Corgentech shares received by an AlgoRx stockholder in the merger should be determined as though the maximum number were received including the shares held in escrow. An AlgoRx stockholder should not recognize gain or loss upon the release of shares from the escrow. The basis of any forfeited shares should be added to the adjusted basis of the remaining Corgentech shares received in the merger by an AlgoRx stockholder; and

•	cash payments received by AlgoRx stockholders in lieu of fractional shares will be treated as if such fractional shares of Corgentech common stock were issued in the merger and then sold. A stockholder of AlgoRx who receives such cash will recognize gain or loss equal to the difference, if any, between such stockholder’s basis in the fractional share and the amount of cash received. Such gain or loss will be a capital gain or loss and any such capital gain will be long-term capital gain if the AlgoRx common stock or preferred stock is held by such stockholder as a capital asset at the effective time of the merger and such stockholder’s holding period for his, her or its AlgoRx capital stock is more than one year.

AlgoRx stockholders are required to attach a statement to their tax returns for the year in which the merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the stockholder’s tax basis in the stockholder’s AlgoRx common stock or preferred stock and a description of the Corgentech common stock received.

The preceding discussion is intended only as a summary of certain U.S. federal income tax consequences of the merger and does not purport to be a complete analysis or discussion of all of the merger’s potential tax effects. AlgoRx stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, and the applicability and effect of federal, state, local and other applicable tax laws.

The designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan will incur tax consequences that will be different from the other recipients of the Corgentech common stock to be issued in connection with the merger and will generally recognize ordinary income equal to the amounts received under that plan. The designated beneficiaries are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, and the applicability and effect of federal, state, local and other applicable tax laws.

Anticipated Accounting Treatment

The merger will be treated by Corgentech as a reverse merger under the purchase method of accounting in accordance with U.S. generally accepted accounting principles. For accounting purposes, AlgoRx is considered to be acquiring Corgentech in this transaction. Therefore, the aggregate consideration paid in connection with the merger, together with the direct costs of acquisition, will be allocated to Corgentech’s tangible and intangible assets and liabilities based on their fair market values. The assets and liabilities and results of operations of Corgentech will be consolidated into the results of operations of AlgoRx as of the effective date of the merger. These allocations will be based upon a valuation that has not yet been finalized.

Appraisal Rights

Under Delaware corporate law, AlgoRx stockholders are entitled to appraisal rights in connection with the merger. Holders of Corgentech common stock are not entitled to appraisal rights in connection with the merger. The text of the relevant provisions of Delaware law are attached to this joint proxy statement/prospectus as Annex H.

Regulatory Approvals

As of the date of this joint proxy statement/prospectus, neither Corgentech nor AlgoRx are required to make filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the merger. However, if the value of the merger were to exceed $212.3 million, Corgentech and AlgoRx would each be required to file premerger Notification and Report forms relating to the merger under the Hart-Scott-Rodino Act. In the United States, Corgentech must also comply with applicable federal and state securities laws and the rules and regulations of the NASDAQ National Market in connection with the issuance of shares of Corgentech common stock in the merger and the filing of this joint proxy statement/prospectus with the SEC.

Restrictions on Resales

The shares of Corgentech common stock to be received by AlgoRx stockholders, the warrant holder and the beneficiaries of the AlgoRx 2005 Retention Bonus Plan in the merger will be registered under the Securities Act of 1933 and, except as described in this section, may be freely traded without restriction. Corgentech’s registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, does not cover the resale of shares of Corgentech common stock to be received in connection with the merger by persons who are deemed to be “affiliates” of AlgoRx on the date of the AlgoRx special meeting of stockholders. The shares of Corgentech common stock to be issued in the merger and received by persons who are deemed to be “affiliates” of AlgoRx on the date of the AlgoRx special meeting of stockholders may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who are deemed to be “affiliates” of AlgoRx prior to the merger include individuals or entities that control, are controlled by, or are under common control with AlgoRx on the date of the AlgoRx special meeting, and may include officers and directors, as well as principal stockholders, of AlgoRx on the date of the AlgoRx special meeting. Affiliates of AlgoRx will be notified separately of their affiliate status.

The merger agreement provides that AlgoRx will use reasonable best efforts to secure signed agreements from all persons who are, become or might be deemed to be affiliates of AlgoRx, and who will receive Corgentech common stock in connection with the merger. These affiliate agreements provide that these persons will not sell, transfer or otherwise dispose of their shares of Corgentech common stock unless they do so in compliance with securities laws governing sales by affiliates. These agreements also prohibit the sale, transfer, hedging, or similar transactions with respect to Corgentech’s common stock for 90 days following the consummation of the merger, except in limited circumstances. As of September 23, 2005, Corgentech has obtained affiliate agreements from holders of approximately 8,623,406 shares of AlgoRx common stock (on an as-converted basis), representing approximately 55.9% of AlgoRx’s outstanding shares (on an as-converted basis) as of such date.

Certain of Corgentech’s officers and directors, and their affiliates, who are or might be deemed affiliates of Corgentech, have executed lock-up agreements which prohibit the sale, transfer, hedging or similar transactions with respect to Corgentech’s common stock for 90 days following the close of the merger. Corgentech has obtained market stand-off agreements from the holders of 6,145,880 shares of its common stock, representing approximately 21.9% of its outstanding shares as of September 23, 2005.

THE MERGER AGREEMENT

The following description describes the material terms of the merger agreement. This description of the merger agreement is qualified in its entirety by reference to the full text of the merger agreement which is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference. The merger agreement has been included to provide you with information regarding its terms. We encourage you to read the entire merger agreement. The merger agreement is not intended to provide any other factual information about Corgentech or AlgoRx. Such information can be found elsewhere in this joint proxy statement/prospectus and in the case of Corgentech, in the other public filings Corgentech makes with the Securities and Exchange Commission, which are available without charge at www.sec.gov.

Except where specifically noted, the following information and all other information contained in this joint proxy statement/prospectus does not give effect to the proposed one-for-four reverse stock split of Corgentech common stock described in Corgentech’s Proposal No. 2.

The Merger

The merger agreement provides that at the effective time, Element Acquisition Corp., or Merger Sub, a wholly-owned subsidiary of Corgentech, will be merged with and into AlgoRx. Upon the consummation of the merger, AlgoRx will continue as the surviving corporation and will be a wholly-owned subsidiary of Corgentech.

Effective Time of the Merger

The merger agreement requires the parties to consummate the merger after all of the conditions to the consummation of the merger contained in the merger agreement are satisfied or waived, including the adoption of the merger agreement by the stockholders of AlgoRx and the approval of the issuance of shares of Corgentech common stock in the merger by the stockholders of Corgentech. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Corgentech and AlgoRx and specified in the certificate of merger. However, because the consummation of the merger may be subject to governmental and regulatory approvals and other conditions, we cannot predict the exact timing of the consummation of the merger.

Merger Consideration; Manner and Basis of Converting Shares

At the effective time, all shares of AlgoRx capital stock will automatically be cancelled and AlgoRx stockholders and the warrant holder, and the designated beneficiaries under the AlgoRx 2005 Retention Bonus Plan will receive shares of Corgentech common stock equal to approximately 62% of the fully-diluted shares of the combined company, subject to upward or downward adjustment based on the cash balances of Corgentech and AlgoRx on the date of the consummation of the merger. There will be no adjustment to the total number of shares of Corgentech common stock to be issued to AlgoRx stockholders for changes in the market price of Corgentech common stock. Further, the merger agreement does not include a price-based termination right. Accordingly, the market value of the shares of Corgentech issued in connection with the merger will depend on the market value of the shares of Corgentech common stock at the time of effectiveness of the merger, and could vary significantly from the market value on the date of this document.

The fixed number of shares of Corgentech common stock to be issued in exchange for all shares of AlgoRx stock at the consummation of the merger will be allocated among:

•	the designated beneficiaries under the AlgoRx 2005 Retention Bonus Plan;

•	holders of AlgoRx’s two classes (common stock and preferred stock) and three series (Series A preferred stock, Series B preferred stock and Series C preferred stock) of outstanding stock; and

•	a holder of a warrant to purchase AlgoRx Series C preferred stock.

Each class and series of AlgoRx stock has different liquidation and other preferences. Accordingly, the shares of Corgentech common stock to be issued in connection with the merger will not be allocated to the AlgoRx stockholders on a pro rata basis. Instead, the shares will be allocated as follows:

•	The allocation of the shares will be based on the five-day average closing sale prices of the Corgentech common stock during the five consecutive trading days ending three trading days prior to the consummation of the merger;

•	The designated beneficiaries under the AlgoRx 2005 Retention Bonus Plan will receive the amounts due them under the plan in cash and Corgentech common stock at the consummation of the merger;

•	The number of Corgentech common stock shares remaining after the distribution to the 2005 Retention Plan beneficiaries will be distributed, on a pro rata basis, to the AlgoRx Series C preferred stock stockholders, on a fully-diluted basis assuming the exercise of the AlgoRx Series C preferred stock warrant, in an amount sufficient to cover their aggregate liquidation preference;

•	The AlgoRx warrant holder will receive Corgentech common stock pro rata with the other AlgoRx Series C preferred stockholders and this warrant will be assumed by Corgentech;

•	The number of Corgentech common stock shares remaining, if any, will be distributed, on a pro rata basis, to the series A and B preferred stock stockholders in an amount sufficient to cover their aggregate liquidation preference; and

•	The number of Corgentech common stock shares remaining, if any, will be distributable, on a pro rata basis, to the common stockholders and the preferred stockholders (on an as-if-converted basis).

The aggregate liquidation preference, including all accrued dividends, as of September 30, 2005, of the AlgoRx Series C preferred stock, including the warrant to purchase Series C preferred stock, is $98,131,069, and the AlgoRx Series A and B preferred stock collectively is $24,350,000 which, in the aggregate, is $122,481,069. Further, the retention bonus payments pursuant to the AlgoRx 2005 Retention Bonus Plan will in the aggregate equal up to 6.5% of the value of the merger consideration.

Because the number of shares that each class or series of AlgoRx stockholders will receive at the closing will vary depending on the average of the closing sale prices of the Corgentech common stock for the five consecutive trading days ending three trading days prior to the consummation of the merger, the shares of Corgentech common stock may be insufficient to cover the liquidation preference provisions set forth in AlgoRx’s certificate of incorporation and, as a result, holders of AlgoRx common stock may not receive any merger consideration. This five-day average closing sale prices for Corgentech common stock will need to reach or exceed approximately $2.43 before the AlgoRx common stockholders receive any shares of Corgentech in the merger.

No fractional shares of Corgentech common stock will be issued in the merger. Instead, each AlgoRx stockholder, warrant holder and beneficiary of the AlgoRx 2005 Retention Bonus Plan otherwise entitled to a fractional share of Corgentech common stock (after aggregating all fractional shares of Corgentech common stock issuable to such stockholder) will be entitled to receive in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the average of the closing sale prices for one share of Corgentech common stock as quoted on the NASDAQ National Market for the five consecutive trading days ending three days prior to the date the merger becomes effective.

If the number of shares of common stock of Corgentech changes before the merger is completed because of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar event, then an appropriate and proportionate adjustment will be made to the number of shares of Corgentech common stock to be issued to the AlgoRx stockholders, warrant holder and designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan.

The merger agreement provides that, promptly after the effective time of the merger, Corgentech will deposit with Mellon Investor Services LLC, as the exchange agent, stock certificates representing the shares of

Corgentech common stock issuable to the AlgoRx stockholders, warrant holder and designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan and a sufficient amount of cash to make payments in lieu of fractional shares.

The merger agreement provides that, as promptly as practicable following the effective time of the merger, the exchange agent for the merger will mail to each record holder of AlgoRx common stock and preferred stock immediately prior to the effective time of the merger a letter of transmittal and instructions for surrendering and exchanging the record holder’s AlgoRx stock certificates. Upon surrender of an AlgoRx common stock or preferred stock certificate for exchange to the exchange agent, together with a duly signed letter of transmittal, and such other documents as the exchange agent may reasonably require, the holder of the AlgoRx stock certificate will be entitled to receive, subject to the escrow arrangements described below, the following:

•	a certificate representing Corgentech common stock;

•	cash in lieu of any fractional share of Corgentech common stock; and

•	dividends or other distributions, if any, to which they are entitled under the terms of the merger agreement.

The stock certificate so surrendered will be cancelled.

After the effective time, all holders of certificates representing shares of AlgoRx common stock and preferred stock that were outstanding immediately prior to the effective time of the merger will cease to have any rights as stockholders of AlgoRx. In addition, no transfer of AlgoRx common stock or preferred stock after the effective time of the merger will be registered on the stock transfer books of AlgoRx.

If any AlgoRx stock certificate has been lost, stolen or destroyed, Corgentech may in its reasonable discretion, and as a condition to the issuance of any certificate representing Corgentech common stock, require the owner of such certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed and post a bond in such amount as Corgentech may reasonably direct as indemnity against any claim that may be made with respect to that certificate against Corgentech, the surviving corporation or the exchange agent.

From and after the effective time of the merger, until it is surrendered and exchanged, each certificate that previously evidenced AlgoRx common stock or preferred stock will be deemed to represent only the right to receive shares of Corgentech common stock and cash in lieu of any fractional share of Corgentech common stock. Corgentech will not pay dividends or other distributions on any shares of Corgentech common stock to be issued in exchange for any unsurrendered AlgoRx stock certificate until the AlgoRx stock certificate is surrendered as provided in the merger agreement.

AlgoRx Stock Options

At the effective time of the merger, each outstanding stock option to purchase AlgoRx common stock not exercised prior to the merger will accelerate in full and any stock options not exercised will be canceled immediately prior to the effective time of the merger and will not be converted or assumed by Corgentech. A holder of stock options to purchase AlgoRx common stock must determine based upon the value of the merger consideration to be received by holders of AlgoRx common stock and the exercise price of his or her stock options, whether to exercise the options or allow them to expire unexercised. Based on the applicable liquidation preference provisions in AlgoRx’s certificate of incorporation and the exercise prices of the stock options currently outstanding, AlgoRx does not anticipate that any AlgoRx optionholders, including the holders of AlgoRx options with the lowest exercise price of $1.00 per share, will exercise their options and receive any of the merger consideration unless the five-day average closing sale prices of Corgentech common stock used to calculate the value of the merger consideration exceeds $2.73.

AlgoRx Warrant

AlgoRx has one warrant outstanding and this warrant will be assumed by Corgentech in the merger. At the effective time of the merger the AlgoRx warrant’s rights to purchase AlgoRx Series C preferred stock will be converted into the right to receive Corgentech common stock pro rata with the AlgoRx Series C preferred stockholders in accordance with the applicable provisions of AlgoRx’s certificate of incorporation, the merger agreement and the provisions of the warrant.

Escrow Arrangements

Pursuant to the merger agreement and an escrow agreement entered into by Corgentech and the exchange agent, at the effective time of the merger, approximately 5% of the aggregate number of shares of Corgentech common stock to be issued pursuant to the merger agreement will be placed in an escrow account. The shares will be placed in the escrow account to satisfy the indemnification obligations of the AlgoRx stockholders and the designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan pursuant to the merger agreement. The stockholders and designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan will have voting rights with respect to their shares of Corgentech common stock held in escrow and the exchange agent will distribute any cash dividends or other distributions to such AlgoRx stockholders and designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan. Except in cases of fraud, the representations and warranties of AlgoRx contained in the merger agreement will survive for six months after the effective time of the merger. At such time, unless Corgentech has delivered a claim for indemnification, the exchange agent will release the shares in the escrow account to the AlgoRx stockholders and designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan in accordance with the merger agreement and escrow agreement.

Stock certificates should not be surrendered for exchange by AlgoRx stockholders before the effective time of the merger and should be sent only pursuant to instructions set forth in the letters of transmittal to be mailed to AlgoRx stockholders promptly following the effective time of the merger. In all cases, the certificates representing shares of Corgentech common stock and cash in lieu of fractional shares will be delivered only in accordance with the procedures set forth in the letter of transmittal.

The merger agreement contemplates that, upon demand by Corgentech, the exchange agent will deliver to Corgentech any certificates representing Corgentech common stock and any funds which have not been disbursed to holders of AlgoRx stock certificates as of 24 months after the effective time. Any holders of AlgoRx stock certificates who have not surrendered such certificates in compliance with the above-described procedures may thereafter look only to Corgentech for certificates representing shares of Corgentech common stock, cash in lieu of fractional shares and any dividends or distributions to which they are entitled.

Representations and Warranties

The merger agreement contains customary representations and warranties Corgentech (including the Merger Sub) and AlgoRx made to, and solely for the benefit of, each other. The representations and warranties expire six months after the consummation of the merger. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that Corgentech and AlgoRx have exchanged in connection with signing the merger agreement. While Corgentech and AlgoRx do not believe that they contain information securities laws require the parties to publicly disclose other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they were only made as of the date of the merger agreement and are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in the companies’ general prior public disclosures, as well as additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the companies’ public disclosures.

Covenants; Conduct of Business Prior to the Merger

Affirmative Covenants of AlgoRx. Subject to certain exceptions, AlgoRx has agreed that before the effective time, it will:

•	provide Corgentech and its representatives access during normal business hours and upon reasonable prior notice to the officers, employees, agents, properties, offices and other facilities of AlgoRx and its subsidiaries and to the books and records thereof and furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of AlgoRx and its subsidiaries as Corgentech and its representative may reasonably request;

•	conduct its operations only in the ordinary and usual course of business consistent with past practice;

•	use its reasonable best efforts to cause each person who may reasonably be deemed to be an affiliate of AlgoRx for purposes of Rule 145 of the Securities Act an executed affiliate and market stand-off agreement and in the event that any other person becomes an affiliate of AlgoRx following the merger agreement, AlgoRx will use its commercially reasonable efforts to cause such affiliate to execute and deliver an affiliate agreement; and

•	use its reasonable best efforts to promptly designate an individual to serve as the stockholder representative.

Negative Covenants of AlgoRx. Subject to certain exceptions, AlgoRx has agreed that before the effective time, except as otherwise approved by the operating committee, it will not, will not agree to, and will not permit any of its subsidiaries to:

•	declare, set aside, make, or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its shares of capital stock (other than dividends paid by a wholly-owned subsidiary of the company or to any other wholly-owned subsidiary of the company) or enter into any agreement with respect to the voting of its capital stock;

•	reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of AlgoRx’s capital stock, other equity interests or securities (other than in connection with the termination of an employee pursuant to existing repurchase rights);

•	subject to limited exceptions, issue, sell, pledge, dispose of, grant, transfer, encumber, grant or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of any shares of capital stock or other security in, AlgoRx or any of its subsidiaries of any class, or securities convertible or exchangeable or exercisable for any shares of capital stock or other equity interests or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by contract right), of AlgoRx or any of its subsidiaries other than (a) the issuance of AlgoRx common stock upon the exercise of AlgoRx options outstanding as of the date of the merger agreement in accordance with their terms or upon the conversion of AlgoRx preferred stock or other AlgoRx convertible securities or (b) the issuance of AlgoRx common stock or preferred stock upon the exercise of AlgoRx warrants;

•	subject to limited exceptions, sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets (including intellectual property) of AlgoRx or any of its subsidiaries;

•	enter into any commitment or transaction outside the ordinary course of business;

•	subject to limited exceptions, take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any AlgoRx benefit plan;

•	amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

•	acquire (including without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or any division thereof or any assets, other than acquisitions of assets in the ordinary course of business consistent with past practice;

•	other than in the ordinary course of business and consistent with past practice, enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under the merger agreement or terminate, cancel or request any material change in, or agree to any material change in, any AlgoRx material contract;

•	modify, amend, or terminate, waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which it is a party;

•	subject to limited exceptions, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly-owned subsidiary of AlgoRx) for borrowed money;

•	subject to limited exceptions, increase the compensation or benefits payable or to become payable to AlgoRx’s directors, officers, or employees, or grant rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of AlgoRx or any of AlgoRx’s subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

•	subject to limited exceptions, make any change in accounting policies or procedures, except as required by GAAP or by a government entity;

•	make any material tax election, settle or compromise any material liability for taxes, amend any tax return or file any refund for taxes;

•	subject to limited exceptions, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise);

•	other than in the ordinary course of business and consistent with past practice, accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or delay or accelerate payment of any account payable in advance of its due date;

•	subject to limited exceptions, waive, release, assign, settle or compromise any material claims or any material litigation or arbitration; or

•	subject to limited exceptions, take, or agree to take, any action that would prevent the merger from qualifying as a “reorganization” within the meaning of section 368(a) of the Code.

Affirmative Covenants of Corgentech. Subject to certain exceptions, Corgentech has agreed that before the effective time, it will:

•	use reasonable best efforts to cause the shares of Corgentech common stock to be issued as consideration in the merger to be approved for listing on the NASDAQ National Market;

•	cause Charles M. Cohen, Arnold L. Oronsky, Michael F. Powell and Carter H. Eckert to be elected or appointed to the board of directors of Corgentech as of the effective time of the merger;

•	provide AlgoRx and its representatives access during normal business hours and upon reasonable prior notice to its officers, employees, agents, properties, offices and other facilities of Corgentech and its subsidiaries and to the books and records thereof and furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of Corgentech and its subsidiaries as AlgoRx and its representative may reasonably request;

•	conduct its operations only in the ordinary and usual course of business consistent and with past practice; and

•	use its commercially reasonable best efforts to cause its officers, directors and affiliates of (including affiliated funds), to enter and deliver market stand-off agreements prohibiting the sale, transfer, hedging or similar transaction (other than may be necessary to pay for any potential tax liability than may be associated with Corgentech’s retention plan) with respect to Corgentech’s securities for 90 days following the closing of the merger.

Negative Covenants of Corgentech. Subject to certain exceptions, Corgentech has agreed that before the effective time, except as otherwise approved by the operating committee, it will not, will not agree to, and will not permit any of its subsidiaries to:

•	declare, set aside, make, or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its shares of capital stock (other than dividends paid by a wholly-owned subsidiary of the company or to any other wholly-owned subsidiary of the company) or enter into any agreement with respect to the voting of its capital stock;

•	reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of Corgentech’s capital stock, other equity interests or securities (other than in connection with the termination of an employee pursuant to existing repurchase rights);

•	subject to limited exceptions, issue, sell, pledge, dispose of, grant, transfer, encumber, grant or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of any shares of capital stock or other security in, Corgentech or any of its subsidiaries of any class, or securities convertible or exchangeable or exercisable for any shares of capital stock or other equity interests or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by contract right), of Corgentech or any of its subsidiaries other than (a) the issuance of Corgentech common stock upon the exercise of Corgentech options outstanding as of the date of the merger agreement in accordance with their terms;

•	subject to limited exceptions, sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets (including intellectual property) of Corgentech or any of its subsidiaries;

•	enter into any commitment or transaction outside the ordinary course of business;

•	subject to limited exceptions, take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Corgentech benefit plan;

•	amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

•	acquire (including without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or any division thereof or any assets, other than acquisitions of assets in the ordinary course of business consistent with past practice;

•	other than in the ordinary course of business and consistent with past practice, enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under the merger agreement or terminate, cancel or request any material change in, or agree to any material change in, any Corgentech material contract;

•	modify, amend, or terminate, waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which it is a party;

•	subject to limited exceptions, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly-owned subsidiary of Corgentech) for borrowed money;

•

subject to limited exceptions, increase the compensation or benefits payable or to become payable to Corgentech’s directors, officers, or employees, or grant rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any of Corgentech’s subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

•	subject to limited exceptions, make any change in accounting policies or procedures, except as required by GAAP or by a government entity;

•	make any material tax election, settle or compromise any material liability for taxes, amend any tax return or file any refund for taxes;

•	subject to limited exceptions, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise);

•	other than in the ordinary course of business and consistent with past practice, accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or delay or accelerate payment of any account payable in advance of its due date;

•	subject to limited exceptions, waive, release, assign, settle or compromise any material claims or any material litigation or arbitration; or

•	subject to limited exceptions, take, or agree to take, any action that would prevent the merger from qualifying as a “reorganization” within the meaning of section 368(a) of the Code.

Affirmative Covenants of Corgentech and AlgoRx. Both Corgentech and AlgoRx have agreed that:

•	as promptly as reasonably practicable following the date of the merger agreement, both Corgentech and AlgoRx will prepare and file with the SEC mutually acceptable proxy materials which shall constitute the joint proxy statement/prospectus (such proxy statement/prospectus, and any amendments or supplements thereto) and Corgentech shall prepare and file with the SEC a registration statement on Form S-4 with respect to the shares of Corgentech common stock to be issued in the merger. Corgentech and AlgoRx shall use reasonable best efforts to have the registration statement declared effective by the SEC and to keep such registration statement effective as long as is necessary to consummate the merger and the transactions contemplated thereby;

•	each party will use commercially reasonable best efforts to obtain from any governmental entity any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Corgentech or AlgoRx or any of their respective subsidiaries, or to avoid any action or proceeding by any governmental entity (including, without limitation, those in connection with HSR Act) in connection with the authorization, execution and delivery of the merger agreement and the consummation of the transactions contemplated thereby, including, without limitation, the merger and make all necessary filings, and thereafter make any other required submissions, with respect to the merger agreement and the merger required under (a) the Securities Act and the Securities Exchange Act of 1934, and any other applicable federal or state securities laws, (b) the HSR Act, and (c) any other applicable law;

•	each party shall give (or shall cause their respective subsidiaries to give) any notices to third parties, and use, and cause their respective subsidiaries to use, all commercially reasonable best efforts to obtain any third party consents (a) necessary, proper or advisable to consummate the transactions contemplated by the merger agreement, (b) required to be disclosed or (c) required to prevent a material adverse effect with respect to either party from occurring prior to or after the effectiveness of the merger;

•	use reasonable efforts to cause its counsel to deliver a tax opinion satisfying the requirements of item 601 of regulation S-K promulgated under the Securities Act;

•

each party will use commercially reasonable best efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the transactions contemplated by the merger agreement as promptly as practicable.

Operating Committee

Pursuant to the merger agreement, Corgentech and AlgoRx formed a four member operating committee consisting of Richard B. Brewer, Rodney A. Ferguson, Arnold L. Oronsky and Michael F. Powell. Until the effective time of the merger or until such covenants are terminated pursuant to the termination provisions in the merger agreement, Corgentech and AlgoRx each agreed to conduct their respective operations in compliance with the covenants set forth in the merger agreement unless authorized and approved in writing by three-fourths of the members of the operating committee.

Employee Benefits Matters

The merger agreement provides that, subject to any necessary transition period and subject to any applicable plan provisions, contractual requirements or legal requirements, employees of AlgoRx (or its subsidiaries) who continue employment with Corgentech (or its subsidiaries) after the effective time of the merger, which are sometimes referred to as continuing AlgoRx employees, will be eligible to participate in:

•	Corgentech’s employee stock purchase plan and, as determined by Corgentech, its applicable stock option plans;

•	Corgentech’s non-equity employee benefit plans and programs, including any profit-sharing plan, severance plan, medical plan, dental plan, life insurance plan, time-off programs and disability plan (in each case to substantially the same extent as similarly situated employees of Corgentech); and

•	such employee benefit plans and programs of AlgoRx that are continued by AlgoRx after the consummation of the merger or that are assumed by Corgentech.

The merger agreement provides that Corgentech will waive eligibility requirements and/or pre-existing condition limitations (to the extent required by law) under its welfare benefits plans maintained for the benefit of continuing AlgoRx employees located in the U.S. and will give effect to amounts previously paid by continuing AlgoRx employees during the plan year in determining any deductible maximum out-of-pocket limitations under such welfare benefit plans (subject in each case to the terms and conditions of Corgentech’s plans).

Except for the employment agreement expected to be entered into between Corgentech and Ronald M. Burch, nothing provided for in the merger agreement creates a right in any AlgoRx employee to employment with Corgentech, the surviving corporation or any other subsidiary of Corgentech. In addition, no AlgoRx employee or employee who continues employment with Corgentech will be deemed to be a third party beneficiary of the merger agreement, except for officers and directors of AlgoRx to the extent of their respective rights with respect to the maintenance of indemnification rights and directors’ and officers’ insurance coverage. Please see “The Merger Agreement—Indemnification and Insurance” below.

Indemnification and Insurance

The merger agreement provides that, for a period of six years after the merger, the surviving corporation will observe, to the fullest extent permitted by Delaware law, all rights of the directors and officers of AlgoRx as of the time the merger becomes effective to indemnification for acts and omissions as directors and officers occurring before the merger pursuant to the AlgoRx certificate of incorporation and bylaws (as in effect on September 23, 2005) and pursuant to indemnification agreements with AlgoRx as in effect on September 23, 2005 or, subject to certain conditions, entered into prior to the consummation of the merger. In addition, the merger agreement provides that for a period of six years after the merger, the surviving corporation will maintain in effect a directors’ and officers’ liability insurance policy covering the directors and officers of AlgoRx as of September 23, 2005, with coverage in amount and scope at least as favorable as the coverage under AlgoRx’s existing policy as of the time the merger becomes effective, provided directors’ and officers’ liability insurance coverage is available for Corgentech’s directors and officers. If the annual premiums payable for such insurance coverage exceed 300% of the annual premium paid by AlgoRx in 2004 for its existing policy, the surviving corporation may reduce the amount of coverage to the amount of coverage available for a cost equal to that amount.

Obligations of the Corgentech Board of Directors and AlgoRx Board of Directors with Respect to Their Recommendations and Holding Meetings of Stockholders

Both Corgentech and AlgoRx have agreed to take all action necessary to call, give notice of and, as promptly as practicable after the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part is declared effective under the Securities Act of 1933, hold meetings of their respective stockholders, in the case of AlgoRx, for the adoption of the merger agreement, and, in the case of Corgentech, for the approval of the issuance of shares of Corgentech common stock in the merger.

Both Corgentech and AlgoRx have agreed to include a statement in this joint proxy statement/prospectus to the effect that, in the case of AlgoRx, the board of directors of AlgoRx recommends that AlgoRx’s stockholders adopt the merger agreement at the AlgoRx special meeting, and, in the case of Corgentech, the board of directors of Corgentech recommends that Corgentech’s stockholders approve the issuance of shares of Corgentech common stock in the merger at the Corgentech special meeting. The merger agreement provides that neither the board of directors of AlgoRx nor the board of directors of Corgentech may withdraw its recommendation or modify its recommendation in a manner adverse to the other company except in certain circumstances.

The merger agreement provides that AlgoRx’s board of directors is entitled to withdraw, modify or amend its recommendation that AlgoRx’s stockholders vote to adopt the merger agreement if certain requirements, including the following, are met:

•	AlgoRx’s board of directors shall have given Corgentech at least five days notice of its intention and the opportunity during such period to submit a competing proposal (which shall be considered by AlgoRx’s board, as applicable, in good faith, after consultation with nationally recognized outside legal counsel (which may be its current legal counsel) and financial advisor (which may be its current financial advisor)) and notwithstanding such competing proposal, the superior proposal continues to constitute a superior proposal;

•	AlgoRx’s board of directors determines in good faith, after having taken into account the advice of its nationally recognized financial advisor (which may be its current financial advisor), that AlgoRx has received an acquisition proposal that is a superior proposal; and

•	AlgoRx’s board of directors reasonably determines in good faith, after having taken into account the advice of its nationally recognized outside legal counsel (which may be its current legal counsel), that failure to take such actions would constitute a breach of its fiduciary duties to its stockholders under applicable law.

The merger agreement provides that Corgentech’s board of directors is entitled to withdraw, modify or amend its recommendation that Corgentech’s stockholders vote to approve the issuance of shares of Corgentech common stock in the merger if certain requirements, including the following, are met:

•	Corgentech’s board of directors shall have given AlgoRx at least five days notice of its intention and the opportunity during such period to submit a competing proposal (which shall be considered by Corgentech’s board, as applicable, in good faith, after consultation with nationally recognized outside legal counsel (which may be its current legal counsel) and financial advisor (which may be its current financial advisor)) and notwithstanding such competing proposal, the superior proposal continues to constitute a superior proposal;

•	Corgentech’s board of directors determines in good faith, after having taken into account the advice of its nationally recognized financial advisor (which may be its current outside financial advisor), that Corgentech has received an acquisition proposal that is a superior proposal; and

•	Corgentech’s board of directors reasonably determines in good faith, after having taken into account the advice of its nationally recognized outside legal counsel (which may be its current legal counsel), that failure to take such actions would constitute a breach of its fiduciary duties to its stockholders under applicable law.

The merger agreement provides that, if either company withdraws or modifies the recommendation of its board of directors, that company may be required under certain circumstances to pay a termination fee of $3,000,000 to the other company. See “Expenses and Termination Fees.”

Under the terms of the merger agreement, Corgentech or AlgoRx may make accurate and complete public disclosure of any material facts, including, in the case of AlgoRx, a competing acquisition proposal, if the board of directors of that company determines in good faith, after taking into account the advice of its outside legal counsel, that such disclosure is required by fiduciary duties of that company’s board of directors or by any legal requirement, and if that company has given the other company reasonable advance notice of such disclosure. The merger agreement permits Corgentech and its board of directors to comply with Rules 14d-9 and 14e-2 and Item 1012(a) of Regulation M-A under the Securities Exchange Act of 1934, with regard to an acquisition proposal that AlgoRx may receive.

Limitation on Soliciting, Discussing or Negotiating Other Acquisition Proposals

The merger agreement contains detailed provisions prohibiting Corgentech and AlgoRx from seeking or entering into an alternative transaction to the merger. Under these “no solicitation” and related provisions, subject to specific exceptions described below, Corgentech and AlgoRx have agreed that they will not, directly or indirectly (and that they will ensure that their subsidiaries do not and they and their subsidiaries’ representatives do not directly or indirectly):

•	initiate, solicit, induce, knowingly encourage or take any other action designed to, or which could reasonably be expected to, facilitate an acquisition proposal or acquisition inquiry or the making, submission or announcement of, any acquisition proposal or acquisition inquiry;

•	furnish to any person any nonpublic information in connection with or in response to any acquisition proposal or acquisition inquiry;

•	participate or engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry, except to notify such person as to the existence of these provisions;

•	approve, endorse or recommend any acquisition proposal or acquisition inquiry; or

•	enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any acquisition proposal or acquisition inquiry.

Exception to Limitation on Discussing and Negotiating Other Acquisition Proposals

The merger agreement provides that, if, prior to the special meeting of Corgentech stockholders or AlgoRx stockholders, Corgentech or AlgoRx receive from any person an acquisition proposal that constitutes, or could reasonably be expected to result in the submission by such person of, a superior proposal (as described below), then Corgentech or AlgoRx may furnish nonpublic information to, and engage in discussions and negotiations with, the person making the acquisition proposal, as long as:

•	there has been no breach of any of the obligations described under the heading “Limitation on Soliciting, Discussing or Negotiating Other Acquisition Proposals” above;

•

Corgentech or AlgoRx’s board of directors, as applicable, reasonably determines in good faith, after having taken into account the advice of its nationally recognized outside legal counsel (which may be its current outside legal counsel), that failure to take such actions would constitute a breach of its fiduciary duties to its stockholders under applicable law;

•	Corgentech or AlgoRx’s board of directors, as applicable, reasonably determines in good faith, after having taken into account the advice of its nationally recognized financial advisor (which may be its current outside financial advisor), that such acquisition proposal is a superior proposal;

•	two business days prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such person, the Corgentech or AlgoRx gives the other party written notice of the identity of such person and of the party’s intention to furnish nonpublic information to, or enter into discussions or negotiations with, such person;

•	the party receives from such person an executed confidentiality agreement containing terms and conditions at least as favorable as the provisions in the confidentiality agreement between Corgentech and AlgoRx;

•	the party shall as promptly as practicable (and in any event within 24 hours) advise the other party of any acquisition inquiry or acquisition proposal, including the identity of the person making such acquisition proposal or acquisition inquiry and the terms and conditions thereof, and such party shall, within 24 hours of receipt thereof, promptly provide to the other party copies of any written materials received in connection with any of the foregoing; and

•	the party shall keep the other party fully informed of the status and material details (including amendments or proposed amendments) of any such acquisition proposal or acquisition inquiry and keep the other party fully informed as to the material details of any nonpublic information requested of it and as to the details of all discussions or negotiations with respect to any such acquisition proposal or acquisition inquiry, and shall provide to the other party within 24 hours of receipt thereof all written materials received by it with respect thereto.

For purposes of the merger agreement, the term “superior proposal” shall mean, with respect to Corgentech and AlgoRx, a bona fide written offer which is not solicited after the date of the merger agreement in violation of the merger agreement made by any person other than either such party to purchase, in exchange for consideration consisting exclusively of cash or equity securities traded publicly in the United States (or a combination thereof), all of the outstanding capital stock of such party, pursuant to a tender or exchange offer, a merger, a consolidation, a recapitalization or otherwise, that:

•	is not subject to a financing contingency; and

•	is on terms which such party’s board of directors in good faith concludes (after obtaining and taking into account the advice of its financial advisors and after taking into account the various legal, financial and regulatory aspects of the proposal and the likelihood and anticipated timing of the consummation) are more favorable from a financial point of view to the party’s stockholders (in their capacities as stockholders) than the transactions contemplated by the merger agreement (including any revisions thereto).

Material Adverse Effect

Several of the representations, warranties, covenants and closing conditions of Corgentech, Merger Sub and AlgoRx in the merger agreement are qualified by reference to whether the item in question has had or could reasonably be expected to have a “material adverse effect” on the applicable company. The merger agreement provides that “material adverse effect” means, when used in connection with Corgentech or AlgoRx, any change, effect or circumstance that has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such party and its subsidiaries taken as a whole, other than such changes, effects or circumstances reasonably attributable to:

(1)	economic conditions generally in the United States or foreign economies in any locations where such party has material operations or sales;

(2)	conditions generally affecting the industries in which such party participates;

(3)	the announcement or pendency of the merger;

(4)	legislative or regulatory changes in the industries in which such party participates following the announcement of the transactions contemplated by the merger agreement;

(5)	any attack on or by, outbreak or escalation of hostilities or acts of terrorism involving, the United States, any declaration of war by Congress or any other national or international calamity or emergency;

(6)	compliance with the terms of, or the taking of any action required by, or the failure to take any action prohibited by, the merger agreement;

(7)	the failure of any nonclinical or clinical trial to demonstrate the desired safety and efficacy of any medical device, biologic or drug; or

(8)	the denial, delay or limitation of approval of, or taking of any other regulatory action by, the FDA or any other governmental entity with respect to any medical device, biologic or drug.

However, with respect to (1), (2) and (4) above, the changes, effects or circumstances do not have a materially disproportionate effect (relative to other industry participants) on such party nor prevent Corgentech or AlgoRx, as applicable, from consummating the merger and the other transactions contemplated by the merger agreement.

Conditions to the Merger

Conditions to the Obligations of Each Party. The merger agreement contemplates that the respective obligations of each party to effect the merger and the other transactions contemplated in the merger agreement shall be subject to the satisfaction at or prior to the effective time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law:

•	the registration statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the registration statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of AlgoRx or Corgentech, threatened by the SEC;

•	Corgentech stockholder approval and AlgoRx stockholder approval shall have been obtained;

•	no governmental entity, nor any federal or state court of competent jurisdiction or arbitrator shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or arbitration award or finding or other order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the merger or any other transactions contemplated in this merger agreement;

•	all material consents, approvals and authorizations of any governmental entity required of AlgoRx, Corgentech or any of their subsidiaries shall have been obtained. Any applicable waiting periods (together with any extensions thereof) or approvals under the HSR Act and the antitrust or competition laws of any other applicable jurisdiction shall have expired or been terminated or received;

•	the shares of Corgentech common stock issuable to AlgoRx’s stockholders in the merger shall have been approved for listing on the NASDAQ National Market, subject to official notice of issuance; and

•	Corgentech and AlgoRx shall each have received opinions from their respective tax counsel, Cooley Godward LLP and Heller Ehrman LLP, respectively, in form and substance reasonably satisfactory to them, to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn. The parties agree to make customary representations as requested by such counsel for the purpose of rendering such opinions.

Additional Conditions to the Obligations of Corgentech. The merger agreement contemplates that the obligations of Corgentech and Merger Sub to effect the merger and the other transactions contemplated by the merger agreement are also subject to the following conditions:

•	the representations and warranties of AlgoRx contained in the merger agreement shall be true and correct (without giving effect to any limitation as to materiality or material adverse effect set forth therein) at and as of the effective time of the merger as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to materiality or material adverse effect set forth therein) would not, individually or in the aggregate, result in a material adverse effect. Corgentech shall have received a certificate of the chief executive officer or chief financial officer of AlgoRx to that effect;

•	AlgoRx shall have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the effective time of the merger. Corgentech shall have received a certificate of the chief executive officer or chief financial officer to that effect;

•	since the date of the merger agreement, there shall not have occurred any material adverse event with respect to AlgoRx;

•	no more than ten percent of the issued and outstanding shares of capital stock of AlgoRx shall remain eligible to be appraisal shares;

•	all material consents, approvals and authorizations of any person other than a governmental entity required to be set forth in the merger agreement or the applicable disclosure schedule shall have been obtained; and

•	Corgentech shall have received an employment agreement executed by Ronald M. Burch.

Additional Conditions to the Obligations of AlgoRx. The merger agreement contemplates that the obligations of AlgoRx to effect the merger and the other transactions contemplated by the merger agreement are also subject to the following conditions:

•	the representations and warranties of Corgentech and Merger Sub contained in the merger agreement shall be true and correct (without giving effect to any limitation as to materiality or material adverse effect set forth therein) at and as of the effective time of the merger as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to materiality or material adverse effect set forth therein) would not, individually or in the aggregate, result in a material adverse effect. AlgoRx shall have received a certificate of the chief executive officer or chief financial officer of Corgentech to that effect;

•	Corgentech and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by each of them on or prior to the effective time of the merger. Corgentech shall have received a certificate of the chief executive officer or chief financial officer to that effect;

•	since the date of the merger agreement, there shall not have occurred any material adverse event with respect to Corgentech;

•	all material consents, approvals and authorizations of any person other than a governmental entity required to be set forth in the merger agreement or the applicable disclosure schedule shall have been obtained; and

•	John P. McLaughlin shall have remained continuously employed with Corgentech or a subsidiary of Corgentech from the date of the merger agreement through the closing of the merger.

Termination of the Merger Agreement

The merger agreement provides that, at any time prior to the effective time of the merger, either before or after the requisite approvals of the stockholders of Corgentech or AlgoRx have been obtained, Corgentech and AlgoRx can terminate the merger agreement by mutual written consent, which action is duly authorized by their respective boards of directors.

The merger agreement also provides that, at any time prior to the effective time of the merger, either before or after the requisite approvals of the stockholders of Corgentech or AlgoRx have been obtained, either company can terminate the merger agreement by action taken or authorized by the board of directors of the terminating party or parties:

•	if the merger shall have been consummated prior to February 28, 2006; provided, however, that the right to terminate the merger agreement under this bullet shall not be available to any party whose breach of the merger agreement has been the cause of, or resulted in, the failure of the effective time to occur on or before February 28, 2006;

•	if any governmental entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the parties shall have used their commercially reasonable best efforts to resist, resolve or lift, as applicable);

•	if the board of directors of Corgentech or AlgoRx shall have:

(1)	failed to make a recommendation, in accordance with the merger agreement, or withdrawn, or adversely modified or changed (including, without limitation, any disclosure as a result of its fiduciary duty of disclosure having the effect of an adverse modification or change), resolved to withdraw or adversely modify or change (including, without limitation, any disclosure as a result of its fiduciary duty of disclosure having the effect of an adverse modification or change), its recommendation;

(2)	approved or recommended, or resolved to approve or recommend, to its stockholders an acquisition proposal other than that contemplated by the merger agreement or entered into, or resolved to enter into, any agreement with respect to an acquisition proposal;

(3)	after an acquisition proposal has been made, failed to affirm its recommendation, as the case may be, within two business days of any written request by Corgentech or AlgoRx to do so; or

(4)	failed to recommend that its stockholders not tender their shares in any tender offer or exchange offer that is commenced (other than by a party hereto) that, if successful, would result in any person or group becoming a beneficial owner of 20% or more of its outstanding shares of capital stock;

•	if Corgentech stockholder approval shall not have been obtained at Corgentech’s special meeting duly convened therefor (or at any adjournment or postponement thereof); or

•	if AlgoRx stockholder approval shall not have been obtained at AlgoRx’s special meeting duly convened therefor (or at any adjournment or postponement thereof).

The merger agreement also provides that, at any time prior to the effective time of the merger, either before or after the requisite approvals of the stockholders of Corgentech or AlgoRx have been obtained, Corgentech can terminate the merger agreement by action taken or authorized by its board of directors if it is not in material breach of its obligations under the merger agreement and if:

•	at any time that any of the representations and warranties of AlgoRx in the merger agreement become untrue or inaccurate such that Section 6.2(a) in the merger agreement would not be satisfied (treating such time as if it were the effective time for purposes of this bullet); or

•	there has been a breach on the part of AlgoRx of any of their respective covenants or agreement contained in the merger agreement such that Section 6.2(b) of the merger agreement would not be satisfied (treating such time as if it were the effective time for purposes of this bullet), and such breach (if curable) has not been cured within 30 days after notice to AlgoRx.

The merger agreement also provides that AlgoRx, at any time prior to the effective time of the merger, either before or after the requisite approvals of the stockholders of Corgentech or AlgoRx have been obtained, can terminate the merger agreement by action taken or authorized by its board of directors if it is not in material breach of its obligations under the merger agreement and if:

•	at any time that any of the representations and warranties of Corgentech or Merger Sub in the merger agreement become untrue or inaccurate such that Section 6.3(a) of the merger agreement would not be satisfied (treating such time as if it were the effective time for purposes of this bullet); or

•	there has been a breach on the part of Corgentech or Merger Sub of any of their respective covenants or agreement contained in the merger agreement such that Section 6.3(b) of the merger agreement would not be satisfied (treating such time as if it were the effective time for purposes of this bullet), and such breach (if curable) has not been cured within 30 days after notice to Corgentech.

Expenses and Termination Fees

The merger agreement provides that all expenses incurred by the parties to the merger agreement shall be paid by the party incurring such expenses.

The merger agreement provides that AlgoRx shall pay Corgentech a termination fee of $3,000,000 as liquidated damages in the event that the merger agreement is terminated as follows:

•	if Corgentech shall terminate the merger agreement because AlgoRx shall have:

(1)	failed to make a recommendation or withdrawn, or adversely modified or changed (including, without limitation, any disclosure as a result of its fiduciary duty of disclosure having the effect of an adverse modification or change), resolved to withdraw or adversely modify or change (including, without limitation, any disclosure as a result of its fiduciary duty of disclosure having the effect of an adverse modification or change), its recommendation;

(2)	approved or recommended, or resolved to approve or recommend, to its stockholders an acquisition proposal other than that contemplated by the merger agreement or entered into, or resolved to enter into, any agreement with respect to an acquisition proposal;

(3)	after an acquisition proposal has been made, failed to affirm its recommendation, as the case may be, within two business days of any written request to do so; or

(4)	failed to recommend that its stockholders not tender their shares in any tender offer or exchange offer that is commenced (other than by a party hereto) that, if successful, would result in any person or group becoming a beneficial owner of 20% or more of its outstanding shares of capital stock; or

•

if (A) either party shall terminate the merger agreement if the merger shall not have been consummated prior to February 28, 2006; provided, however, that this right to terminate the merger agreement shall not be available to any party whose breach of the merger agreement has been the cause of, or resulted in, the failure of the effective time to occur on or before February 28, 2006 or AlgoRx stockholder approval shall not have been obtained at the AlgoRx stockholders’ meeting duly convened therefor (or at any adjournment or postponement thereof) and, at any time after the date of the merger agreement and before the termination of the merger agreement, an acquisition proposal with respect to AlgoRx shall have been made, proposed or communicated and not withdrawn and (B) within twelve months following the termination of the merger agreement, AlgoRx consummates any acquisition proposal or enters into an agreement, understanding (including a letter of intent) with respect to any acquisition proposal which is subsequently consummated. Any termination fee payable to Corgentech under this provision shall be payable as liquidated damages to compensate Corgentech for the damages Corgentech will suffer if the merger agreement is terminated in the circumstances set forth in this bullet or the above bullet, which damages cannot be determined with reasonable certainty.

The merger agreement provides that Corgentech will pay AlgoRx a termination fee of $3,000,000 as liquidated damages in the event that the merger agreement is terminated as follows:

•	if AlgoRx shall terminate the merger agreement because Corgentech shall have:

(1)	failed to make a recommendation or withdrawn, or adversely modified or changed (including, without limitation, any disclosure as a result of its fiduciary duty of disclosure having the effect of an adverse modification or change), resolved to withdraw or adversely modify or change (including, without limitation, any disclosure as a result of its fiduciary duty of disclosure having the effect of an adverse modification or change), its recommendation;

(2)	approved or recommended, or resolved to approve or recommend, to its stockholders an acquisition proposal other than that contemplated by the merger agreement or entered into, or resolved to enter into, any agreement with respect to an acquisition proposal;

(3)	after an acquisition proposal has been made, failed to affirm its recommendation, as the case may be, within two business days of any written request to do so; or

(4)	failed to recommend that its stockholders not tender their shares in any tender offer or exchange offer that is commenced (other than by a party hereto) that, if successful, would result in any person or group becoming a beneficial owner of 20% or more of its outstanding shares of capital stock; or

•	if (A) either party shall terminate the merger agreement if the merger shall not have been consummated prior to February 28, 2006; provided, however, that this right to terminate the merger agreement shall not be available to any party whose breach of the merger agreement has been the cause of, or resulted in, the failure of the effective time to occur on or before February 28, 2006 or Corgentech stockholder approval shall not have been obtained at the Corgentech stockholders’ meeting duly convened therefor (or at any adjournment or postponement thereof) and, at any time after the date of the merger agreement and before the termination of the merger agreement, an acquisition proposal with respect to Corgentech shall have been publicly made, proposed or communicated and not bona fide withdrawn and (B) within twelve months following the termination of the merger agreement, Corgentech consummates any acquisition proposal or enters into an agreement, understanding (including a letter of intent) with respect to any acquisition proposal which is subsequently consummated. Any termination fee payable to AlgoRx under this provision shall be payable as liquidated damages to compensate AlgoRx for the damages AlgoRx will suffer if the merger agreement is terminated in the circumstances set forth in this bullet or the above bullet, which damages cannot be determined with reasonable certainty.

Amendment, Extension and Waiver of the Merger Agreement

The merger agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the merger by stockholders of Corgentech and AlgoRx, and to the extent that such amendment affects the rights, obligations or duties of the stockholder representative, the stockholder representative provided, that after any such approval, no amendment shall be made that by law requires further approval by Corgentech’s or AlgoRx’s stockholders, as the case may be, without such further approval. The merger agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

At any time prior to the effective time of the merger, Corgentech, any party to the merger agreement may, by written consent, extend the other party’s time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other party’s representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement and waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

Delaware Appraisal Rights

If the merger is completed, AlgoRx stockholders are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law, or Section 262, provided that they comply with the conditions established by Section 262.

The discussion below is not a complete summary regarding an AlgoRx stockholder’s appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this joint proxy statement/prospectus as Annex H. Stockholders intending to exercise appraisal rights should carefully review Annex H. Failure to follow precisely any of the statutory procedures set forth in Annex H may result in a termination or waiver of these rights.

A record holder of shares of AlgoRx capital stock who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the effective time of the merger, who otherwise complies with the statutory requirements of Section 262 and who neither votes in favor of the merger nor consents thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery, or the Delaware Court, of the fair value of his or her shares of AlgoRx capital stock in lieu of the consideration that such stockholder would otherwise be entitled to receive pursuant to the merger agreement. All references in this summary of appraisal rights to a “stockholder” or “holders of shares of AlgoRx capital stock” are to the record holder or holders of shares of AlgoRx capital stock. Except as set forth herein, stockholders of AlgoRx will not be entitled to appraisal rights in connection with the merger.

Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, such as the special meeting, not less than 20 days prior to the meeting a constituent corporation must notify each of the holders of its stock for whom appraisal rights are available that such appraisal rights are available and include in each such notice a copy of Section 262. This joint proxy statement/prospectus shall constitute such notice to the record holders of AlgoRx capital stock.

Stockholders who desire to exercise their appraisal rights must satisfy all of the conditions of Section 262. Those conditions include the following:

•	Stockholders electing to exercise appraisal rights must not vote “for” the adoption of the merger agreement. Also, because a submitted proxy not marked “against” or “abstain” will be voted “for” the proposal to adopt the merger agreement, the submission of a proxy not marked “against” or “abstain” will result in the waiver of appraisal rights.

•	A written demand for appraisal of shares must be filed with AlgoRx before the taking of the vote on the merger agreement at the special meeting. The written demand for appraisal should specify the stockholder’s name and mailing address, and that the stockholder is thereby demanding appraisal of his or her AlgoRx capital stock. The written demand for appraisal of shares is in addition to and separate from a vote against the merger agreement or an abstention from such vote. That is, failure to return your proxy, voting against, or abstaining from voting on, the merger will not satisfy your obligation to make a written demand for appraisal.

•

A demand for appraisal should be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the share certificate. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, this demand must be executed by or for the fiduciary. If the shares are owned by or for more than one person, as in a joint tenancy or tenancy in common, such demand should be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record.

However, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner. A person having a beneficial interest in AlgoRx capital stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below in a timely manner to perfect whatever appraisal rights the beneficial owners may have.

•	A stockholder who elects to exercise appraisal rights should mail or deliver his, her or its written demand to AlgoRx at 500 Plaza Drive, 2nd Floor, Secaucus, New Jersey 07094, Attention: Jeffrey A. Rona.

Within ten days after the effective time of the merger, AlgoRx must provide notice of the effective time of the merger to all of the AlgoRx stockholders who have complied with Section 262 and have not voted for the merger.

Within 120 days after the effective time of the merger, either AlgoRx or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on AlgoRx in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. There is no present intent on the part of AlgoRx to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that AlgoRx will file such a petition or that AlgoRx will initiate any negotiations with respect to the fair value of such shares. Accordingly, holders of AlgoRx capital stock who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

Within 120 days after the effective time of the merger, any stockholder who has satisfied the requirements of Section 262 will be entitled, upon written request, to receive from AlgoRx a statement setting forth the aggregate number of shares of AlgoRx common stock not voting in favor of the merger and with respect to which demands for appraisal were received by AlgoRx and the aggregate number of holders of such shares. Such statement must be mailed within 10 days after the stockholders’ request has been received by AlgoRx or within 10 days after the expiration of the period for the delivery of demands as described above, whichever is later.

If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of AlgoRx capital stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

Although the board of directors of AlgoRx believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration they would receive pursuant to the merger agreement. Moreover, AlgoRx does not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of AlgoRx capital stock is less than the merger consideration. In determining “fair value”, the Delaware Court is required to take into account all relevant factors. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be exclusive of any element of value arising from the accomplishment or expectation of the merger. The Delaware Supreme Court has stated that such exclusion is a narrow exclusion that does not encompass known elements of value, but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. The Delaware Supreme Court has construed Section 262 to mean that elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.

The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the dissenting stockholder and/or AlgoRx as the Delaware Court deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness expenses, although, upon application of a dissenting stockholder, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

Any stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the effective time of the merger.

At any time within 60 days after the effective time of the merger, any stockholder will have the right to withdraw his demand for appraisal and to accept the terms offered in the merger agreement. After this period, a stockholder may withdraw his, her or its demand for appraisal and receive payment for his, her or its shares as provided in the merger agreement only with the consent of AlgoRx. If no petition for appraisal is filed with the court within 120 days after the effective time of the merger, stockholders’ rights to appraisal (if available) will cease. Inasmuch as AlgoRx has no obligation to file such a petition, any stockholder who desires a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to AlgoRx a written withdrawal of his or her demand for appraisal and acceptance of the merger consideration, except (i) that any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of AlgoRx and (ii) that no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

Failure by any AlgoRx stockholder to comply fully with the procedures described above and set forth in Annex H to this joint proxy statement/prospectus may result in termination of such stockholder’s appraisal rights. In view of the complexity of exercising appraisal rights under Delaware law, any AlgoRx stockholder considering exercising these rights should consult with legal counsel.

VOTING AGREEMENTS

The following description of the voting agreements describes the material terms of the voting agreements. This description of the voting agreements is qualified in its entirety by reference to the forms of voting agreements which are attached as Annex B to this joint proxy statement/prospectus and are incorporated herein by reference. We encourage you to read the entire forms of voting agreements.

Voting Agreements Relating to AlgoRx Shares

Ronald M. Burch, an executive officer and director of AlgoRx, and Jeffrey A. Rona, an executive officer of AlgoRx, entities affiliated with each of InterWest Partners, J.P. Morgan Partners, Sofinnova Ventures, Advent International, Index Ventures and Pacific Rim, have each entered into voting agreements with Corgentech dated September 23, 2005. In the voting agreements, each agreed to vote all shares of AlgoRx common stock and preferred stock owned by them as of the record date in favor of the adoption of the merger agreement and against any acquisition transaction (other than the one contemplated by the merger agreement). They each granted Corgentech an irrevocable proxy to vote their shares of AlgoRx common stock and preferred stock in favor of the adoption of the merger agreement and against any acquisition transaction (other than the one contemplated by the merger agreement). If a superior proposal is received by AlgoRx and the board of directors of AlgoRx withdraws their recommendation as a result, entities affiliated with J.P. Morgan Partners shall not be required to vote their shares pursuant to the voting agreement. Each has also agreed that, before the AlgoRx special meeting of stockholders, they will not transfer, assign, convey or dispose of any shares of AlgoRx common stock and preferred stock, or any options to purchase shares of AlgoRx common stock, owned by them except upon their death or to certain related parties, and only if each person to whom any shares or options are transferred agrees to hold the shares or options subject to all of the terms and provisions of the voting agreement. Approximately              shares of common stock and                  shares of preferred stock, which represents approximately         % of the outstanding shares of AlgoRx common stock and preferred stock as of the record date on an as-converted basis; and                  shares of AlgoRx Series C preferred stock, which represents approximately         % of the outstanding shares of AlgoRx Series C preferred stock as of the record date are subject to voting agreements and irrevocable proxies. In addition, options to purchase              shares of AlgoRx common stock are subject to voting agreements and irrevocable proxies; however, the shares underlying such options do not carry any voting rights unless and until such options are exercised.

Voting Agreements Relating to Corgentech Shares

John P. McLaughlin, an executive officer and director of Corgentech, and James Z. Huang, Patrick A. Broderick, Leslie M. McEvoy and Richard P. Powers, each an executive officer of Corgentech, and entities affiliated with each of J.P. Morgan Partners, Alta Partners and InterWest Partners have each entered into voting agreements with AlgoRx dated September 23, 2005. In the voting agreements, each agreed to vote all shares of Corgentech common stock owned by them as of the record date in favor of the approval of the issuance of shares of Corgentech common stock in the merger. Each granted AlgoRx an irrevocable proxy to vote their shares of Corgentech common stock in favor of the issuance of shares of Corgentech common stock in the merger. Each has also agreed that, before the Corgentech special meeting of stockholders, they will not transfer, assign, convey or dispose of any shares of Corgentech common stock, or any options to purchase shares of Corgentech common stock, owned by them except upon their death or to certain related parties, and only if each person to whom any shares or options are transferred agrees to hold the shares or options subject to all of the terms and provisions of the voting agreement. Approximately                      shares in the aggregate (or approximately         % of the Corgentech common stock outstanding on the record date) are subject to voting agreements and irrevocable proxies. In addition, options to purchase                      shares of Corgentech common stock are subject to voting agreements and irrevocable proxies; however, the shares underlying such options do not carry any voting rights unless and until such options are exercised.

MANAGEMENT AND OTHER INFORMATION

After the merger, AlgoRx will be a wholly-owned subsidiary of Corgentech, and all of AlgoRx’s subsidiaries will be indirect wholly-owned subsidiaries of Corgentech. It is anticipated that, following the merger, the Corgentech board of directors will consist of John P. McLaughlin, Richard B. Brewer, Charles M. Cohen, Thomas J. Colligan, Carter H. Eckert, Rodney A. Ferguson, Arnold L. Oronsky and Michael F. Powell. The merger agreement provides that Corgentech must cause, as of the effective time, Charles M. Cohen, Carter H. Eckert, Arnold L. Oronsky and Michael F. Powell to be elected or appointed as a directors of Corgentech. In addition, it is anticipated that Ronald M. Burch will become an executive officer of Corgentech after the consummation of the merger.

THE CORGENTECH BOARD OF DIRECTORS RECOMMENDS THAT CORGENTECH’S STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF SHARES OF CORGENTECH COMMON STOCK IN THE MERGER.

THE ALGORX BOARD OF DIRECTORS RECOMMENDS THAT ALGORX’S STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO ADOPT

THE MERGER AGREEMENT.

CORGENTECH PROPOSAL NO. 2

AMENDMENT TO AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION TO EFFECT A ONE-FOR-FOUR REVERSE STOCK SPLIT

Overview

The board of directors of Corgentech has approved the proposed amendment to the certificate of incorporation of Corgentech to effect a one-for-four reverse stock split of all outstanding shares of Corgentech common stock. The Corgentech board of directors has recommended that this proposed amendment be presented to Corgentech stockholders for approval. You are now being asked to vote upon this amendment to Corgentech’s certificate of incorporation to effect a reverse stock split whereby four outstanding shares of Corgentech common stock, such number consisting only of whole shares, will be combined into one share of Corgentech common stock. Upon receiving stockholder approval, Corgentech’s board of directors will have the sole discretion pursuant to Section 242(c) of the Delaware General Corporation Law to elect, as it determines to be in the best interests of Corgentech and its stockholders, whether or not to effect the reverse stock split at any time before the first anniversary of this special meeting of stockholders. The approval of this matter is contingent upon receiving stockholder approval of Proposal No. 1. The board of directors of Corgentech will not effect a reverse stock split as proposed in this Proposal No. 2 unless stockholder approval for Proposal No. 1 is received. If Proposal No. 1 is approved, the board of directors of Corgentech anticipates implementing the reverse stock split in connection with the consummation of the merger.

The text of the form of the proposed amendment to the certificate of incorporation of Corgentech is attached to this joint proxy statement/prospectus as Annex E. If approved by the stockholders, and following such approval, Corgentech’s board of directors determines that effecting a reverse stock split is in the best interests of Corgentech and its stockholders, the reverse stock split will become effective upon filing of the amendment with the Secretary of State of the State of Delaware or such later time as set forth in the amendment to the certificate of incorporation.

Except for adjustments that may result from the treatment of fractional shares as described below, each stockholder will hold the same percentage of Corgentech outstanding common stock immediately following the reverse stock split as such stockholder held immediately prior to the reverse stock split. The par value of Corgentech common stock would remain unchanged at $0.001 per share.

Reasons for the Reverse Stock Split

Corgentech’s board of directors believes that a reverse stock split may be desirable for a number of reasons. First, Corgentech’s board of directors believes that a reverse stock split will enable Corgentech to continue having Corgentech’s common stock listed on the NASDAQ National Market following the merger. Under the Nasdaq Marketplace Rule 4330(f), Corgentech expects that the merger, if completed, would constitute a “reverse merger.” As a result, Corgentech will need to apply for initial inclusion of its common stock for listing on the NASDAQ National Market following the merger. In order to satisfy the NASDAQ listing requirements, Corgentech must have among other things, a $5.00 per share price minimum bid price for the 90 trading days preceding the application for listing. Accordingly, Corgentech’s board of directors has deemed it advisable to amend Corgentech’s certificate of incorporation to effect a reverse stock split. Second, Corgentech’s board of directors believes that the increased market price of Corgentech common stock expected as a result of implementing a reverse stock split will improve the marketability and liquidity of Corgentech common stock and will encourage interest and trading in Corgentech common stock. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of Corgentech common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher.

Implementation of the Reverse Stock Split

If the reverse stock split is approved by Corgentech stockholders, it will be effected in connection with the consummation of the merger. Such determination shall be based upon certain factors, including existing and expected marketability and liquidity of Corgentech common stock, prevailing market conditions and the likely effect on the market price of Corgentech common stock. Notwithstanding approval of the reverse stock split by the stockholders, Corgentech’s board of directors may, in its sole discretion, abandon all of the proposed amendments and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the reverse stock split prior to the one year anniversary of this special meeting of stockholders, as permitted under Section 242(c) of the Delaware General Corporation Law. If Corgentech’s board fails to implement the reverse stock split prior to the one year anniversary of this special meeting of stockholders, stockholder approval again would be required prior to implementing any reverse stock split.

Effects of the Reverse Stock Split

After the effective date of the proposed reverse stock split, each stockholder will own a reduced number of shares of Corgentech common stock. However, the proposed reverse stock split will affect all of the Corgentech stockholders uniformly and will not affect any stockholder’s percentage ownership interests in Corgentech, except to the extent that the reverse split results in any of the Corgentech stockholders owning a fractional share as described below. Proportionate voting rights and other rights and preferences of the holders of Corgentech common stock will not be affected by the proposed reverse stock split (other than as a result of the payment of cash in lieu of fractional shares). For example, a holder of 2% of the voting power of the outstanding shares of common stock immediately prior to reverse stock split would continue to hold 2% of the voting power of the outstanding shares of common stock immediately after the reverse stock split. The number of stockholders of record will not be affected by the proposed reverse stock split (except to the extent that any stockholder holds only a fractional share interest and receives cash for such interest after the proposed reverse stock split).

The proposed reverse stock split will reduce the number of shares of common stock available for issuance under Corgentech’s 2003 Equity Incentive Plan, 2003 Non-Employee Directors’ Stock Option Plan, and 2003 Employee Stock Purchase Plan in proportion to the exchange ratio. Corgentech also has outstanding stock options and purchase rights to acquire shares of its common stock under each of those plans. Under the terms of those plans, the number of shares of common stock issuable upon exercise of outstanding stock options and purchase rights will be reduced in proportion to the exchange ratio of the reverse stock split, and the exercise price of such outstanding stock options and purchase rights will be increased in proportion to the exchange ratio. In connection with the proposed reverse stock split, the number of shares of common stock issuable upon exercise or conversion of outstanding stock options and purchase rights will be rounded to the nearest whole share, and no cash payment will be made in respect of any fractional shares.

If the proposed reverse stock split is implemented, it will increase the number of stockholders of Corgentech who own “odd lots” of less than 100 shares of Corgentech common stock. Brokerage commission and other costs of transactions in odd lots are generally higher than the costs of transactions of more than 100 shares of common stock.

Corgentech’s common stock is currently registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, and Corgentech is subject to the periodic reporting and other requirements of the Securities Exchange Act. The proposed reverse stock split will not affect the registration of the common stock under the Securities Exchange Act. If the proposed reverse stock split is implemented, Corgentech’s common stock will continue to be reported on the NASDAQ National Market under the symbol “CGTK” (although Nasdaq would likely add the letter “D” to the end of the trading symbol for a period of 20 trading days to indicate that the reverse stock split has occurred).

The proposed reverse stock split will not affect the par value of Corgentech common stock. As a result, on the effective date of the reverse stock split, the stated capital on Corgentech’s balance sheet attributable to the common stock will be reduced in proportion to the exchange ratio selected by Corgentech’s board of directors in the manner described above, and the additional paid-in capital account shall be credited with the amount by which the stated capital is reduced. The per share net income or loss and net book value of Corgentech common stock will be increased because there will be fewer shares of its common stock outstanding.

Effective Date

The proposed reverse stock split would become effective as of 5:00 p.m. Eastern Time on the date of filing of a certificate of amendment to the Corgentech certificate of incorporation with the office of the Secretary of State of the State of Delaware. Except as explained below with respect to fractional shares, on the effective date, shares of common stock issued and outstanding immediately prior thereto will be combined and converted, automatically and without any action on the part of the stockholders, into new shares of common stock in accordance with reverse stock split ratio determined by the Corgentech board of directors within the limits set forth in this proposal and the authorized number of shares of common stock will be reduced on a proportional basis to the exchange ratio implemented.

Payment for Fractional Shares

No fractional shares of Corgentech common stock will be issued as a result of the proposed reverse stock split. Instead, stockholders who otherwise would be entitled to receive fractional shares, upon surrender to the exchange agent of such certificates representing such fractional shares, will be entitled to receive cash in an amount equal to the product obtained by multiplying (a) the closing sale prices of Corgentech common stock on the effective date as reported on the NASDAQ National Market by (b) the number of shares of Corgentech common stock held by such stockholder that would otherwise have been exchanged for such fractional share interest. As of the record date, there were approximately              holders of record of Corgentech common stock.

Exchange of Stock Certificates

As soon as practicable after the effective date, stockholders will be notified that the reverse split has been effected. Corgentech’s transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Such person is referred to as the “exchange agent.” Holders of pre-reverse split shares will be asked to surrender to the exchange agent certificates representing pre-reverse split shares in exchange for certificates representing post-reverse split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Corgentech. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Stockholders should not destroy any stock certificate and should not submit any certificates until requested to do so.

Accounting Consequences

The par value per share of Corgentech common stock would remain unchanged at $0.001 per share after the reverse stock split. As a result, on the effective date of the reverse split, the stated capital on Corgentech’s balance sheet attributable to the common stock will be reduced proportionally, based on the exchange ratio of the reverse stock split, from its present amount, and the additional paid-in capital account shall be credited with the amount by which the stated capital is reduced. The per share common stock net income or loss and net book value will be increased because there will be fewer shares of Corgentech common stock outstanding. Corgentech does not anticipate that any other accounting consequences would arise as a result of the reverse stock split.

No Appraisal Rights

Under the Delaware General Corporation Law, Corgentech stockholders are not entitled to dissenter’s rights with respect to the proposed amendment to the certificate of incorporation to effect the reverse split and Corgentech will not independently provide Corgentech stockholders with any such right.

Material Federal U.S. Income Tax Consequences of the Reverse Stock Split

The following is a summary of important tax considerations of the proposed reverse stock split. It addresses only stockholders who hold the pre-reverse split shares and post-reverse split shares as capital assets. It does not purport to be complete and does not address stockholders subject to special rules, such as financial institutions, tax-exempt organizations, insurance companies, dealers in securities, mutual funds, foreign stockholders, stockholders who hold the pre-reverse split shares as part of a straddle, hedge, or conversion transaction, stockholders who hold the pre-reverse split shares as qualified small business stock within the meaning of Section 1202 of the Internal Revenue Code of 1986, as amended, or the Code, stockholders who are subject to the alternative minimum tax provisions of the Code, and stockholders who acquired their pre-reverse split shares pursuant to the exercise of employee stock options or otherwise as compensation. This summary is based upon current law, which may change, possibly even retroactively. It does not address tax considerations under state, local, foreign, and other laws. Furthermore, Corgentech has not obtained a ruling from the Internal Revenue Service or an opinion of legal or tax counsel with respect to the consequences of the reverse stock split. Each stockholder is advised to consult his or her tax advisor as to his or her own situation.

The reverse stock split is intended to constitute a reorganization within the meaning of Section 368 of the Code. Assuming the reverse stock split qualifies as a reorganization, a stockholder generally will not recognize gain or loss on the reverse stock split, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-reverse split shares. The aggregate tax basis of the post-reverse split shares received will be equal to the aggregate tax basis of the pre-reverse split shares exchanged therefor (excluding any portion of the holder’s basis allocated to fractional shares), and the holding period of the post-reverse stock split shares received will include the holding period of the pre-reverse stock split shares exchanged.

A holder of the pre-reverse stock split shares who receives cash will generally recognize gain or loss equal to the difference between the portion of the tax basis of the pre-reverse stock split shares allocated to the fractional share interest and the cash received. Such gain or loss will be a capital gain or loss and will be short term if the pre-reverse split shares were held for one year or less and long term if held more than one year. No gain or loss will be recognized by Corgentech as a result of the reverse stock split.

The affirmative vote of the holders of a majority of the outstanding shares of common stock will be required to approve this amendment to Corgentech’s certificate of incorporation. As a result, abstentions and broker non-votes will have the same effect as negative votes.

THE CORGENTECH BOARD OF DIRECTORS RECOMMENDS THAT CORGENTECH’S STOCKHOLDERS VOTE FOR PROPOSAL NO. 2 TO APPROVE AN AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO EFFECT A ONE-FOR-FOUR REVERSE STOCK SPLIT.

CORGENTECH PROPOSAL NO. 3

APPROVAL OF AMENDMENT TO THE 2003 EQUITY INCENTIVE PLAN

Except as specifically noted, the share numbers contained in this Proposal No. 3 do not give effect to the one-for-four reverse stock split proposed in Corgentech Proposal No. 2

Corgentech’s board of directors adopted the 2003 Equity Incentive Plan, or the 2003 Incentive Plan, in December 2003, and Corgentech’s stockholders approved such adoption in January 2004.

As of September 30, 2005, an aggregate of 112,694 pre-split shares (28,173 post-split shares) of Corgentech common stock (plus any shares that might be returned to the 2003 Incentive Plan in the future as a result of the forfeiture of restricted stock, repurchase or cancellation or expiration of options) remained available for future issuance under the 2003 Incentive Plan. Corgentech’s board of directors believes that an adequate reserve of shares under the 2003 Incentive Plan is essential for the continued success of Corgentech in attracting, motivating and retaining qualified employees, directors, and consultants.

On October 19, 2005, subject to stockholder approval, Corgentech’s board of directors amended the 2003 Incentive Plan to increase the number of shares available for issuance thereunder by 7,200,000 pre-split shares (1,800,000 post-split shares). The amendment of the 2003 Incentive Plan is contingent upon the consummation of the merger.

Summary of Terms of the 2003 Equity Incentive Plan

The material terms of the 2003 Incentive Plan, as amended, are summarized below. This summary, however, does not purport to be a complete description of the 2003 Incentive Plan. The following summary is qualified in its entirety by reference to the complete text of the 2003 Incentive Plan. The 2003 Incentive Plan has been filed with the SEC as Annex F to this joint proxy statement/prospectus and may be accessed from the SEC’s website at www.sec.gov.

General. The 2003 Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, phantom stock awards, stock appreciation rights, and other forms of equity compensation (collectively, the “stock awards”). Incentive stock options may be granted to employees, including officers. All other stock awards may be granted to employees, including officers, non-employee directors, and consultants.

Incentive stock options granted under the 2003 Incentive Plan are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the “Code.” Nonstatutory stock options granted under the 2003 Incentive Plan are not intended to qualify as incentive stock options under the Code. See “Federal Income Tax Information” for a discussion of the tax treatment of stock awards.

Purpose. Corgentech’s board of directors adopted the 2003 Incentive Plan to provide a means to secure and retain the services of employees, directors, and consultants of Corgentech and its affiliates, and to provide a means by which such eligible individuals may be given an opportunity to benefit from increases in the value of Corgentech’s common stock, and thereby align the long-term compensation and interests of those individuals with our stockholders.

Administration. Corgentech’s board of directors administers the 2003 Incentive Plan. Subject to the provisions of the 2003 Incentive Plan, our board of directors has the authority to construe and interpret the plan, to determine the persons to whom and the dates on which stock awards will be granted, the number of shares of common stock to be subject to each stock award, the time or times during the term of each stock award within which all or a portion of the award may be exercised, the exercise, purchase, or strike price of each stock award, the type of consideration permitted to exercise or purchase each stock award, and other terms of the stock awards. The board of directors may also amend the terms of the 2003 Incentive Plan and outstanding stock awards, subject to stockholder approval to the extent required by law, rule or regulation. In addition, the board of directors may amend an option to reduce its exercise price or exchange an outstanding option for an option with a lower exercise price, another stock award, cash, or any other consideration, or may take any other action that is treated as a repricing under U.S. generally accepted accounting principles.

Corgentech’s board of directors has the authority to delegate some or all of the administration of the 2003 Incentive Plan to a committee or committees composed of one or more board members. If administration is delegated to a committee, the committee has the authority to delegate certain administrative powers to a subcommittee of one or more members. Corgentech has established a Stock Award Committee that grants stock awards pursuant to the 2003 Incentive Plan to new Corgentech employees. These grants must be made in accordance with guidelines adopted by Corgentech’s Compensation Committee. Except as approved by Corgentech’s Compensation Committee, the grants must not exceed 15,000 pre-split shares per new employee, and the total number of options granted to all new employees in a quarter may not exceed 150,000 pre-split shares. The Stock Award Committee is currently comprised of John P. McLaughlin. As used herein with respect to the 2003 Incentive Plan, the “plan administrator” refers to the board of directors, any committee the board appoints or, if applicable, any subcommittee.

Eligibility. Incentive stock options may be granted under the 2003 Incentive Plan only to employees (including officers) of Corgentech and its affiliates. Employees (including officers), non-employee board members, and consultants of Corgentech and its affiliates are eligible to receive all other types of stock awards under the 2003 Incentive Plan. All of the directors, consultants and all of the approximately 70 employees of Corgentech and its affiliates are eligible to participate in the 2003 Incentive Plan.

No incentive stock option may be granted under the 2003 Incentive Plan to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of Corgentech or its affiliates, unless the exercise price of such option is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined on the date of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under the 2003 Incentive Plan and any other equity plans of Corgentech and its affiliates) may not exceed $100,000.

Share Reserve. Subject to this proposal, the maximum number of shares of common stock available for issuance under the 2003 Incentive Plan is 12,617,675 pre-split shares (3,154,418 post-split shares). This share reserve consists of (a) the number of shares currently reserved for issuance under the plan, including shares subject to outstanding stock awards thereunder, plus (b) an additional 7,200,000 pre-split shares (1,800,000 post-split shares) subject to approval by the stockholders.

The number of shares reserved for issuance under the 2003 Incentive Plan will automatically increase on January 1st, from January 1, 2006 through January 1, 2013, by the lesser of (a) 5% of the number of shares of common stock outstanding on such date, or (b) 2,500,000 pre-split shares. However, Corgentech’s board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on each such date. As of September 30, 2005, there were a total of 3,997,257 pre-split shares (999,314 post-split shares) reserved for issuance under the 2003 Incentive Plan, of which options to purchase 3,884,563 pre-split shares (971,140 post-split shares) were outstanding, and 112,694 pre-split shares (28,173 post-split shares) remained available for future issuance.

The following types of shares issued under the 2003 Incentive Plan may again become available for the subsequent grant of new stock awards under the 2003 Incentive Plan: (a) stock that is forfeited or repurchased prior to becoming fully vested, (b) shares withheld to satisfy income and employment withholding taxes, (c) shares used to pay the exercise price of an option in a net exercise arrangement, and (d) shares tendered to

Corgentech to pay the exercise price of a stock award. In addition, if a stock award granted under the 2003 Incentive Plan expires or otherwise terminates without being exercised in full, the shares of common stock not acquired pursuant to the award again become available for subsequent issuance under the 2003 Incentive Plan. Shares issued under the 2003 Incentive Plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

Terms of Options

Options may be granted under the 2003 Incentive Plan pursuant to stock option agreements. The following is a description of the permissible terms of options under the 2003 Incentive Plan. Individual stock option agreements may be more restrictive as to any or all of the permissible terms described below.

Exercise Price. The exercise price of incentive stock options may not be less than 100% of the fair market value of the stock subject to the option on the date of grant and, in some cases (see “Eligibility” above), may not be less than 110% of such fair market value. The exercise price of nonstatutory options may not be less than 50% of the fair market value of the stock on the date of grant. As of October 20, 2005, the closing price of Corgentech’s common stock as reported on the NASDAQ National Market was $2.47 per share, equivalent to $9.88 per share post-split.

Consideration. The exercise price of options granted under the 2003 Incentive Plan may, at the discretion of the plan administrator, be paid in (a) cash, (b) by delivery of other Corgentech common stock owned by the optionee, (c) pursuant to a deferred payment arrangement, (d) pursuant to a net exercise arrangement, (e) pursuant to a broker-assisted cashless exercise, or (f) in any other form of legal consideration acceptable to the plan administrator.

Vesting. Options granted under the 2003 Incentive Plan may become exercisable in cumulative increments, or “vest,” as determined by the plan administrator. Vesting typically will occur during the optionholder’s continued service with Corgentech or an affiliate, whether such service is performed in the capacity of an employee, director, or consultant (collectively, “service”) and regardless of any change in the capacity of the service performed. Shares covered by different options granted under the 2003 Incentive Plan may be subject to different vesting terms. The plan administrator has the authority to accelerate the time during which an option may vest or be exercised.

Term. The maximum term of options granted under the 2003 Incentive Plan is 10 years, except that in certain cases (see “Eligibility” above) the maximum term is five years.

Termination of Service. Options under the 2003 Incentive Plan generally terminate three months after termination of a participant’s service unless (a) termination is due to the participant’s disability, in which case the option may be exercised (to the extent the option was exercisable at the time of the termination of service) at any time within twelve months of termination; (b) the participant dies before the participant’s service has terminated, or within three months after termination of service, in which case the option may be exercised (to the extent the option was exercisable at the time of the participant’s death) within eighteen months of the participant’s death by the person or persons to whom the rights to such option have passed; or (c) the option by its terms specifically provides otherwise. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Restrictions on Transfer. A participant in the 2003 Incentive Plan may not transfer an option other than by will or the laws of descent and distribution. During the lifetime of the participant, only the participant may exercise a stock option. However, a participant may designate a beneficiary who may exercise an option following the participant’s death.

Terms of Restricted Stock Awards

Restricted stock awards may be granted under the 2003 Incentive Plan pursuant to restricted stock award agreements.

Purchase Price. The purchase price for restricted stock awards must be at least the par value of Corgentech’s common stock.

Consideration. The purchase price for restricted stock awards may be payable in (a) cash, (b) pursuant to a deferred payment arrangement, (c) by services rendered or to be rendered for Corgentech, without the payment of a purchase price, or (d) any other form of legal consideration acceptable to the plan administrator.

Vesting. Shares of stock acquired under a restricted stock award may, but need not, be subject to a repurchase option in favor of Corgentech in accordance with a vesting schedule as determined by the plan administrator.

Termination of Service. Upon termination of a participant’s service, Corgentech may repurchase or otherwise reacquire any forfeited shares of stock that have not vested as of such termination under the terms of the applicable restricted stock award agreement.

Restrictions on Transfer. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as determined by the plan administrator.

Terms of Phantom Stock

Phantom stock awards may be granted under the 2003 Incentive Plan pursuant to phantom stock award agreements.

Consideration. The purchase price for phantom stock awards may be paid in any form of legal consideration acceptable to the plan administrator, but must be at least the par value of Corgentech’s common stock.

Settlement of Awards. A phantom stock award may be settled by the delivery of shares of Corgentech’s common stock, cash, or any combination as determined by the plan administrator. At the time of grant, the plan administrator may impose additional restrictions or conditions that delay the delivery of stock or cash subject to the phantom stock award after vesting.

Vesting. Phantom stock awards vest at the rate specified in the phantom stock award agreement as determined by the plan administrator.

Dividend Equivalents. Dividend equivalent rights may be credited with respect to shares covered by a phantom stock award. Corgentech does not anticipate paying cash dividends on its common stock for the foreseeable future.

Termination of Service. Except as otherwise provided in the applicable award agreement, phantom stock awards that have not vested will be forfeited upon the participant’s termination of service.

Terms of Stock Appreciation Rights

Stock appreciation rights may be granted under the 2003 Incentive Plan pursuant to stock appreciation rights agreements.

Exercise. Each stock appreciation right is denominated in shares of common stock equivalents. Upon exercise of a stock appreciation right, Corgentech will pay the participant an amount equal to the excess of (a) the aggregate fair market value on the date of exercise of a number of common stock equivalents with respect to which the participant is exercising the stock appreciation right, over (b) the strike price determined by the plan administrator on the date of grant. The appreciation distribution upon exercise of a stock appreciation right may be paid in cash, shares of Corgentech’s common stock, or any other form of consideration determined by the plan administrator.

Vesting. Stock appreciation rights vest and become exercisable at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Strike Price. The plan administrator determines the strike price for a stock appreciation right.

Term. The plan administrator determines the term of a stock appreciation right granted under the 2003 Incentive Plan.

Termination of Service. Upon termination of a participant’s service, the participant generally may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Terms of Other Stock Awards

The plan administrator may grant other stock awards based in whole or in part by reference to the value of Corgentech’s common stock. Subject to the provisions of the 2003 Incentive Plan, the plan administrator has the authority to determine the persons to whom and the dates on which such other stock awards will be granted, the number of shares of common stock (or cash equivalents) to be subject to each award, and other terms and conditions of such awards. Such awards may be granted either alone or in addition to other stock awards granted under the 2003 Incentive Plan.

Changes to Capital Structure

In the event any change is made to the outstanding shares of Corgentech’s common stock without the company’s receipt of consideration (whether through a stock split or other specified change in the capital structure of the company), appropriate adjustments will be made to: (a) the maximum number and/or class of securities issuable under the 2003 Incentive Plan and (b) the number and/or class of securities and the price per share in effect under each outstanding stock award under the 2003 Incentive Plan.

Corporate Transactions; Changes in Control

In the event of certain significant corporate transactions, all outstanding stock awards under the 2003 Incentive Plan may be assumed, continued or substituted by any surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute such stock awards, then (a) with respect to any such stock awards that are held by individuals then performing services for Corgentech or its affiliates, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction, and (b) all other outstanding stock awards will be terminated if not exercised prior to the effective date of the corporate transaction. Restricted stock awards may have their repurchase or forfeiture rights assigned to the surviving or acquiring entity in the corporate transaction. If such repurchase or forfeiture rights are not assigned, then such stock awards will become fully vested.

Even if a stock award is assumed, continued or substituted by a surviving or acquiring entity in a corporate transaction, a stock award held by a participant will become fully vested and exercisable if the participant is terminated without cause or constructively terminated by the surviving or acquiring company (or its parent) within twelve months after the effective date of a change in control transaction. In addition, if a participant must resign the participant’s position with Corgentech as a condition of the change in control, the participant’s stock award under the 2003 Incentive Plan will become fully vested and exercisable. Stock awards held by participants whose service has not terminated prior to a change in control may be subject to additional acceleration of vesting, but in the absence of such a provision, no additional vesting will occur.

The acceleration of stock awards in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of Corgentech.

Duration, Amendment and Termination

The board of directors may suspend or terminate the 2003 Incentive Plan without stockholder approval or ratification at any time. The board of directors may amend or modify the 2003 Incentive Plan at any time, subject to any required stockholder approval. Unless sooner terminated, the 2003 Incentive Plan will terminate on December 4, 2013.

Federal Income Tax Information

The following is a summary of the principal United States federal income taxation consequences to participants and Corgentech with respect to participation in the 2003 Incentive Plan. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside.

Incentive Stock Options. Incentive stock options granted under the 2003 Incentive Plan are intended to be eligible for the favorable federal income tax treatment accorded “incentive stock options” under the Code. There generally are no federal income tax consequences to the participant or Corgentech by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the participant’s alternative minimum tax liability, if any.

If a participant holds stock acquired through exercise of an incentive stock option for more than two years from the date on which the option was granted and more than one year after the date the option was exercised for those shares, any gain or loss on a disposition of those shares (a “qualifying disposition”) will be a long-term capital gain or loss. Upon such a qualifying disposition, Corgentech will not be entitled to any income tax deduction.

Generally, if the participant disposes of the stock before the expiration of either of these holding periods (a “disqualifying disposition”), then at the time of disposition the participant will realize taxable ordinary income equal to the lesser of (a) the excess of the stock’s fair market value on the date of exercise over the exercise price, or (b) the participant’s actual gain, if any, on the purchase and sale. The participant’s additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the stock was held for more than one year.

To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, generally Corgentech will be entitled to a corresponding income tax deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options. No taxable income is recognized by a participant upon the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. Generally, Corgentech will be entitled to an income tax deduction in the tax year in which such ordinary income is recognized by the participant.

If the exercise price of a nonstatutory stock option is less than the fair market value of the shares on the date of grant, the participant recognizes ordinary income as the option vests in an amount equal to the excess of (a) the fair market value of the shares on the vesting date, over (b) the exercise price. In addition, Section 409A of the Code imposes a 20% excise tax and an interest penalty on the amount of such income. Generally, Corgentech will be entitled to an income tax deduction in the tax year in which such ordinary income is recognized by the participant.

However, if the shares acquired upon exercise of a nonstatutory stock option are unvested and subject to repurchase in the event of the participant’s termination of service prior to vesting in those shares, the participant will not recognize any taxable income at the time of exercise, but will have to report as ordinary income, as and when Corgentech’s repurchase right lapses, an amount equal to the excess of (a) the fair market value of the shares on the date the repurchase right lapses, over (b) the exercise price paid for the shares. The participant may, however, elect under Section 83(b) of the Code to include as ordinary income in the year of exercise of the option an amount equal to the excess of (a) the fair market value of the purchased shares on the exercise date, over (b) the exercise price paid for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the repurchase right lapses.

Upon disposition of the stock, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon acquisition of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

Restricted Stock Awards. The tax principles applicable to restricted stock awards under the 2003 Incentive Plan are substantially the same as those summarized above for the exercise of nonstatutory stock options.

Phantom Stock Awards. No taxable income is recognized upon receipt of a phantom stock award. The participant will generally recognize ordinary income in the year in which the shares subject to the award are vested and issued to the participant in an amount equal to the fair market value of the shares on the date of issuance. The participant and Corgentech will be required to satisfy certain tax withholding requirements applicable to such income. Corgentech will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued. In general, the deduction will be allowed for the taxable year in which such ordinary income is recognized by the participant.

Stock Appreciation Rights. No taxable income is realized upon the receipt of a stock appreciation right. Upon exercise of the stock appreciation right, the fair market value of the shares (or cash in lieu of shares) received is recognized as ordinary income to the participant in the year of such exercise. Generally, with respect to employees, Corgentech is required to withhold from the payment made on exercise of the stock appreciation right or from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Generally, Corgentech will be entitled to an income tax deduction in the year in which such ordinary income is recognized by the participant.

Aggregate Plan Information

The following table provides certain information with respect to all of Corgentech’s equity compensation plans in effect as of December 31, 2004.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)				Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in Column (a)) (c)
	Pre-Split	Post-Split	Pre-Split		Post-Split		Pre-Split	Post-Split
Equity compensation plans approved by security holders(1)	2,641,323	660,330	$6.98	(2)	$27.92	(2)	353,217	88,304
Equity compensation plans not approved by security holders(3)	160,000	40,000	$1.20	(2)	$4.80	(2)	—	—

Total	2,801,323	700,330	$6.65		$26.60		353,217	88,304

(1)	The plans included in this row include our 1999 Equity Incentive Plan, 2003 Equity Incentive Plan, 2003 Non Employee Directors’ Stock Option Plan and 2003 Employee Stock Purchase Plan. As of September 30, 2005, we have no warrants outstanding.
(2)	Represents the weighted average exercise price of outstanding stock options only.
(3)	Represents nonstatutory stock options granted outside of any security holder approved equity compensation plan. The terms of such nonstatutory stock options are similar to the terms of the stock options granted under the 2003 Equity Incentive Plan.

THE CORGENTECH BOARD OF DIRECTORS RECOMMENDS THAT CORGENTECH’S STOCKHOLDERS VOTE FOR PROPOSAL NO. 3 TO INCREASE THE SHARE RESERVE UNDER THE 2003 EQUITY INCENTIVE PLAN.

CORGENTECH PROPOSAL NO. 4

APPROVAL OF AMENDMENT TO THE

2003 NON-EMPLOYEE DIRECTORS’ STOCK OPTION PLAN

Except as specifically noted, the share numbers contained in this Proposal No. 4 do not give effect to the one-for-four reverse stock split proposed in Corgentech Proposal No. 2

Corgentech’s board of directors adopted the 2003 Non-Employee Directors’ Stock Option Plan, or the Director Plan, in December 2003, and Corgentech’s stockholders approved such adoption in January 2004. Corgentech’s board of directors subsequently amended the Director Plan in April 2005 to increase the Director Plan’s share reserve and the stockholders approved that amendment in June 2005.

As of September 30, 2005, an aggregate of 90,000 pre-split shares (22,500 post-split shares) of Corgentech common stock (plus any shares that might be returned to the Director Plan in the future as a result of the cancellation or expiration of options) remained available for future issuance under the Director Plan. Corgentech’s board of directors believes that an adequate reserve of shares under the Director Plan is essential for the continued success of Corgentech in attracting, motivating and retaining qualified non-employee directors.

On October 19, 2005, subject to stockholder approval, Corgentech’s board of directors amended the Director Plan to increase the number of shares available for issuance thereunder by 1,600,000 pre-split shares (400,000 post-split shares). The amendment of the Director Plan is contingent upon the consummation of the merger.

Summary of Terms of the 2003 Non-Employee Directors’ Stock Option Plan

The material terms of the Director Plan, as amended, are summarized below. This summary, however, does not purport to be a complete description of the Director Plan. The following summary is qualified in its entirety by reference to the complete text of the Director Plan. The Director Plan has been filed with the SEC as Annex G to this joint proxy statement/prospectus.

General. The Director Plan provides for the automatic grant of nonstatutory stock options to our non-employee directors. Options granted under the Director Plan are not intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code. See “Federal Income Tax Information” below for a discussion of the tax treatment of nonstatutory stock options.

Purpose. Corgentech’s board of directors adopted the Director Plan to provide a means by which Corgentech non-employee directors may be given an opportunity to purchase Corgentech common stock, to secure and retain the services of persons capable of filling such positions, and to provide incentives for such persons to exert maximum efforts for the success of Corgentech. Six of the current Corgentech directors are eligible to participate in the Director Plan.

Administration. Corgentech’s board of directors administers the Director Plan. Corgentech’s board of directors has the power to construe and interpret the Director Plan. The Director Plan specifies the persons to whom and the dates on which options will be granted, the number of shares to be subject to each option, the time or times during the term of each option within which all or a portion of such option may be exercised, the exercise price, and the type of consideration, and the other terms of each option.

Eligibility. The Director Plan provides that options may be granted only to Corgentech non-employee directors. A “non-employee director” is defined in the Director Plan as a director who is not otherwise an employee of Corgentech or any of its affiliates.

Share Reserve. Subject to this proposal, the maximum number of shares of common stock available for issuance under the Director Plan is 1,830,000 pre-split shares (457,500 post-split shares). This share reserve consists of (a) the number of shares currently reserved for issuance under the plan, including shares subject to outstanding stock options thereunder, plus (b) an additional 1,600,000 pre-split shares (400,000 post-split shares) subject to approval by the stockholders.

The number of shares of common stock reserved for issuance under the Director Plan will automatically increase on January 1st, from January 1, 2006 through January 1, 2014, by the number of shares of common stock subject to options granted during the preceding calendar year. However, Corgentech’s board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on each such date. As of September 30, 2005, there were a total of 230,000 pre-split shares (57,500 post-split shares) reserved for issuance under the Director Plan, of which options to purchase 140,000 pre-split shares (35,000 post-split shares) were outstanding, and 90,000 pre-split shares (22,500 post-split shares) remained available for future issuance.

If options granted under the Director Plan expire or otherwise terminate without being exercised, the shares of common stock not acquired pursuant to such options again become available for issuance under the Director Plan. If Corgentech reacquires unvested stock issued under the Director Plan, the reacquired stock will again become available for reissuance under the Director Plan.

Automatic Grants. Pursuant to the terms of the Director Plan, each person who for the first time becomes a non-employee director, automatically will be granted, upon the date of his or her initial appointment or election to be a non-employee director, a one-time option to purchase 50,000 pre-split shares (12,500 post-split shares) of common stock. In addition, on the date of each annual meeting of the stockholders, each person who is a non-employee director immediately following such meeting automatically will be granted an option to purchase 10,000 pre-split shares (2,500 post-split shares) of common stock, provided, however, that if the person has not been serving as a non-employee director for the entire period since the preceding annual meeting, then the number of shares subject to such annual grant will be reduced pro rata for each full quarter prior to the date of grant during which such person did not serve as a non-employee director.

Exercise Price. The exercise price of options granted under the Director Plan may not be less than 100% of the fair market value of the stock subject to the option on the date of the grant. As of October 20, 2005, the closing price of Corgentech’s common stock as reported on the NASDAQ National Market was $2.47 per share, equivalent to $9.88 per share post-split.

Consideration. The exercise price of options granted under the Director Plan must be paid (a) in cash or check, (b) by delivery of other Corgentech common stock, or (c) pursuant to a broker-assisted cashless exercise.

Vesting. Options granted under the Director Plan vest during the optionholder’s continuous service to Corgentech, as that term is defined in the Director Plan. Initial grants vest in a series of 48 successive equal monthly installments upon the optionee’s completion of each month of service over the four year period measured from the date of grant. Annual grants vest in a series of 12 successive equal monthly installments upon the optionee’s completion of each month of service over the one year period measured from the date of grant. Options granted under the Director Plan permit exercise prior to vesting, and in such event the optionholder is required to enter into an early exercise stock purchase agreement that allows Corgentech to repurchase unvested shares at their exercise price should the optionholder’s service terminate before vesting.

Term. The maximum term of options under the Director Plan is 10 years.

Termination of Service. Options under the Director Plan terminate three months after termination of the optionholder’s service unless (a) such termination is due to the optionholder’s disability, in which case the option may be exercised (to the extent the option was exercisable at the time of the termination of service) at any time within twelve months of such termination; or (b) the optionholder dies before the optionholder’s service has terminated, or within three months after termination of the optionee’s service, in which case the option may be exercised (to the extent the option was exercisable at the time of the optionholder’s death) within eighteen months of the optionholder’s death by the person or persons to whom the rights to such option have passed. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Restrictions on Transfer. An option is transferable only by will or by the laws of descent and distribution and exercisable only by the optionholder during the life of the optionholder. However, an option may be transferred for no consideration upon written consent of Corgentech’s board of directors (a) if, at the time of transfer, a Form S-8 registration statement under the Securities Act of 1933 is available for the issuance of Corgentech shares upon the exercise of such transferred option, or (b) the transfer is to the optionholder’s employer at the time of transfer or an affiliate of the optionholder’s employer at the time of transfer. Any such transfer is subject to such limits as Corgentech’s board of directors may establish, and subject to the transferee agreeing to remain subject to all the terms and conditions applicable to the option prior to such transfer. In addition, the optionee may, by delivering written notice to Corgentech in a form satisfactory to Corgentech, designate a third party who, in the event of the death of the optionee, shall thereafter be entitled to exercise the option.

Other Provisions. The option agreement may contain such other terms, provisions and conditions not inconsistent with the Director Plan as determined by Corgentech’s board of directors.

Changes to Capital Structure. In the event any change is made to the outstanding shares of Corgentech’s common stock without the company’s receipt of consideration (whether through a stock split or other specified change in the capital structure of the company), appropriate adjustments will be made to: (a) the maximum number and/or class of securities issuable under the Director Plan, (b) the number and/or class of securities subject to options thereafter issuable pursuant to the automatic grant provisions of the Director Plan, and (c) the number and/or class of securities and the price per share in effect under each outstanding stock option under the Director Plan.

Corporate Transactions; Changes in Control. In the event of certain significant corporate transactions, any or all outstanding options under the Director Plan may be assumed or substituted by any surviving or acquiring corporation. If the surviving or acquiring corporation elects not to assume or substitute any or all such options, then (a) with respect to any such options that are held by individuals then performing services for Corgentech or its affiliates, the vesting and exercisability provisions of such options will be accelerated in full and such options will be terminated if not exercised prior to the effective date of the corporate transaction, and (b) all other outstanding options will be terminated if not exercised prior to the effective date of the corporate transaction.

Even if a stock option is assumed or substituted by a surviving or acquiring corporation in a corporate transaction, a stock option held by an individual will become fully vested and exercisable if the optionholder ceases to perform services for Corgentech or its successor within twelve months after the close of a change in control transaction, or is not nominated or elected for a new term on the board if such election occurs within twelve months after the effective time of such a transaction. In addition, if an optionholder must resign the optionholder’s position with Corgentech as a condition of the change in control, the participant’s stock option under the Director Plan will become fully vested and exercisable.

Duration, Amendment and Termination. Corgentech’s board of directors may suspend or terminate the Director Plan without stockholder approval or ratification at any time or from time to time. The board of directors may amend or modify the Director Plan at any time, subject to any required stockholder approval. Unless sooner terminated, the Director Plan will terminate on February 12, 2014.

Federal Income Tax Information. The following is a summary of the principal United States federal income taxation consequences to participants and Corgentech with respect to participation in the Director Plan. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside.

Nonstatutory Stock Options. No taxable income is recognized by an optionholder upon the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the optionholder will recognize ordinary income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. Generally, Corgentech will be entitled to an income tax deduction in the tax year in which such ordinary income is recognized by the participant.

However, if the shares acquired upon exercise of a nonstatutory stock option are unvested and subject to repurchase in the event of the optionholder’s termination of service prior to vesting in those shares, the optionholder will not recognize any taxable income at the time of exercise, but will have to report as ordinary income, as and when Corgentech’s repurchase right lapses, an amount equal to the excess of (a) the fair market value of the shares on the date the repurchase right lapses, over (b) the exercise price paid for the shares. The optionholder may, however, elect under Section 83(b) of the Code to include as ordinary income in the year of exercise of the option an amount equal to the excess of (a) the fair market value of the purchased shares on the exercise date, over (b) the exercise price paid for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the repurchase right lapses.

Upon disposition of the stock, the optionholder will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon exercise of the option (or vesting of the stock). Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

Aggregate Plan Information

The following table provides certain information with respect to all of Corgentech’s equity compensation plans in effect as of December 31, 2004.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)				Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in Column(a)) (c)
	Pre-Split	Post-Split	Pre-Split		Post-Split		Pre-Split	Post-Split
Equity compensation plans approved by security holders(1)	2,641,323	660,330	$6.98	(2)	$27.92	(2)	353,217	88,304
Equity compensation plans not approved by security holders(3)	160,000	40,000	$1.20	(2)	$4.80	(2)	—	—

Total	2,801,323	700,330	$6.65		$26.60		353,217	88,304

(1)	The plans included in this row include our 1999 Equity Incentive Plan, 2003 Equity Incentive Plan, 2003 Non Employee Directors’ Stock Option Plan and 2003 Employee Stock Purchase Plan. As of September 30, 2005, we have no warrants outstanding.
(2)	Represents the weighted average exercise price of outstanding stock options only.
(3)	Represents nonstatutory stock options granted outside of any security holder approved equity compensation plan. The terms of such nonstatutory stock options are similar to the terms of stock option granted under the 2003 Equity Incentive Plan.

THE CORGENTECH BOARD OF DIRECTORS RECOMMENDS THAT CORGENTECH’S STOCKHOLDERS VOTE FOR PROPOSAL NO. 4 TO INCREASE THE SHARE RESERVE UNDER THE 2003 NON-EMPLOYEE DIRECTORS’ STOCK OPTION PLAN.

CORGENTECH PROPOSAL NO. 5

ELECTION OF DIRECTORS

Our amended and restated certificate of incorporation and bylaws provide that our board of directors shall be divided into three classes with each class having a three-year term. Vacancies on the board of directors may be filled only by persons elected by a majority of the remaining directors. A director elected by the board of directors to fill a vacancy, including a vacancy created by an increase in the number of directors, shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director’s successor is elected and qualified.

The board of directors presently has seven members. There are two directors in the class whose term of office expires in 2006, Thomas J. Colligan and Rodney A. Ferguson. If elected at the special meeting, each of Mr. Colligan and Dr. Ferguson would serve until the 2006 annual meeting and until his successor is elected and has qualified, or until the earlier of his death, resignation or removal.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of Mr. Colligan and Dr. Ferguson. In the event that Mr. Colligan or Dr. Ferguson should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Mr. Colligan and Dr. Ferguson have agreed to serve if elected, and management has no reason to believe that they will be unable to serve. It is our policy to invite nominees and directors to attend our annual meetings and special meetings. Mr. Colligan and Dr. Ferguson attended the 2004 annual meeting.

If approved, the directors elected pursuant to this Proposal No. 5, will become members of the Corgentech board of directors at the effective time of the merger. Until the effective time, Mr. Colligan and Dr. Ferguson will each continue to serve as a Class III director of Corgentech. If the merger is not consummated then Mr. Colligan and Dr. Ferguson will each continue to serve as a Class III director of Corgentech until his successor is elected and has qualified, or until the earlier of his death, resignation or removal.

Set forth below is biographical information for Mr. Colligan and Dr. Ferguson.

Nominees for Election for Terms Expiring at the 2006 Annual Meeting

Thomas J. Colligan has been a member of Corgentech’s board of directors since July 2004. He retired as a Vice Chairman of PricewaterhouseCoopers LLP, having served in that role from 2001 to 2004. During his 35 years at PricewaterhouseCoopers, he provided financial and managerial expertise to companies in a number of industries including pharmaceutical, technology, telecommunications and consumer products. Early in his career with Coopers & Lybrand, he was the managing partner of the Philadelphia office (the founding office of the firm) and the Pennsylvania region including, Harrisburg, Pittsburgh and Valley Forge. Mr. Colligan is a licensed CPA in New York, New Jersey and Pennsylvania, and is a member of these State Societies of CPAs and the American Institute of CPAs. He is currently a managing director at Duke Corporate Education, and is a member of the Board of Advisors of the Silberman College of Business at Fairleigh Dickinson University.

Rodney A. Ferguson, Ph.D. has been a member of Corgentech’s board of directors since November 2000 and Chairman of the Board since August 2002. Dr. Ferguson has served as a member of AlgoRx’s board of directors since March 2001. Since 2001, Dr. Ferguson has served as a Managing Director in the San Francisco office of J.P. Morgan Partners, a global private equity firm, where he is responsible for Life Science venture investments. From 1999 to 2000, Dr. Ferguson was a partner at InterWest Partners, a venture capital firm, where he focused on investments in medical technology. From 1988 to 1999, Dr. Ferguson held a variety of positions at Genentech, Inc., including Senior Corporate Counsel and Senior Director of Business and Corporate Development. Dr. Ferguson is a member of the board of directors of several private biotechnology companies as well as Santaurus, Inc., a public biopharmaceutical company. Dr. Ferguson received a B.S. in Biochemistry from the University of Illinois, a Ph.D. in Biochemistry from the State University of New York, Buffalo and a J.D. from Northwestern University.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE IN FAVOR OF THE NAMED NOMINEES.

CORGENTECH PROPOSAL NO. 6

ELECTION OF DIRECTORS

Our amended and restated certificate of incorporation and bylaws provide that our board of directors shall be divided into three classes with each class having a three-year term. Vacancies on the board of directors may be filled only by persons elected by a majority of the remaining directors. A director elected by the board of directors to fill a vacancy, including a vacancy created by an increase in the number of directors, shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director’s successor is elected and qualified.

The board of directors presently has seven members. There are two directors in the class whose term of office expires in 2007, Victor J. Dzau and John P. McLaughlin. Pursuant to the merger agreement the board of directors has nominated Charles M. Cohen and Carter H. Eckert to each serve as a Class I director. If elected at the special meeting, each of Mr. McLaughlin, Dr. Cohen and Mr. Eckert would serve until the 2007 annual meeting and until his successor is elected and has qualified, or until the earlier of his death, resignation or removal.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of Mr. McLaughlin, Dr. Cohen and Mr. Eckert. In the event that Mr. McLaughlin, Dr. Cohen or Mr. Eckert should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Mr. McLaughlin, Dr. Cohen and Mr. Eckert have agreed to serve if elected, and management has no reason to believe that they will be unable to serve. It is our policy to invite nominees and directors to attend our annual meetings and special meetings. Mr. McLaughlin attended the 2004 and 2005 annual meetings.

If approved, the directors elected pursuant to this Proposal No. 6, will become members of the Corgentech board of directors at the effective time of the merger. Until the effective time, Dr. Dzau and Mr. McLaughlin will each continue to serve as a Class I director of Corgentech. If the merger is not consummated then Dr. Dzau and Mr. McLaughlin will each continue to serve as a Class I director of Corgentech until his successor is elected and has qualified, or until the earlier of his death, resignation or removal.

Set forth below is biographical information for Mr. McLaughlin, Dr. Cohen and Mr. Eckert.

Nominees for Election for Terms Expiring at the 2007 Annual Meeting

John P. McLaughlin has been Corgentech’s Chief Executive Officer, and a member of Corgentech’s board of directors since January 2000. From January 2000 to September 2005, Mr. McLaughlin also served as Corgentech’s President. From December 1997 to September 1999, Mr. McLaughlin was President of Tularik, Inc., a biopharmaceutical company. From September 1987 to December 1997, Mr. McLaughlin held a number of senior management positions at Genentech, Inc., a biopharmaceutical company, including Executive Vice President with responsibility for many commercial functions. From January 1985 to September 1987, Mr. McLaughlin was a partner at a Washington, D.C. law firm specializing in food and drug law. Mr. McLaughlin served as counsel to various subcommittees in the United States House of Representatives, where he drafted numerous measures that became FDA laws. Mr. McLaughlin co-founded and served as Chairman of the Board of Directors of Eyetech Pharmaceuticals, Inc., a biopharmaceutical company. He received a B.A. in Government from the University of Notre Dame and a J.D. from the Catholic University of America.

Charles M. Cohen, Ph.D. has served as a member of AlgoRx’s board of directors since February 2004 and served as the chairman of AlgoRx’s board of directors from December 2004 through June 2005. Since May 2003, Dr. Cohen has been a vice president at Advent International, a private equity capital firm. Currently Dr. Cohen is the Chairman, Supervisory Board of Cellzome AG, a post-genomics biopharmaceutical company.

From 2000 to 2002, Dr. Cohen was the Chief Executive Officer of Cellzome AG. Before this, Dr. Cohen co-founded Creative BioMolecules, Inc., a biotechnology company, in 1982 and was a director and its President and Chief Executive Officer from 1985 to 1995. Dr. Cohen serves on the board of directors of Exelixis, Inc. He has been the Chief Executive Officer of several companies. He received a Ph.D. from New York University School of Medicine.

Carter H. Eckert has served as chairman of AlgoRx’s board of directors since June, 2005 and as a member of AlgoRx’s board of directors since December 2004. From February 2003 to March 2004, Mr. Eckert was the Chairman of the Board of Directors and Chief Executive Officer of IMPATH Inc., a cancer information company. In September 2003, IMPATH filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. IMPATH Inc. subsequently sold certain of its assets to IMPAC Medical Systems, Inc. in November 2003 and sold its remaining assets to Genzyme Corporation in May 2004. From 1995 to 2001, Mr. Eckert served as President of Knoll Pharmaceutical Company and as President of the Americas for Knoll’s parent company, BASF Pharma. During that period, Mr. Eckert also was a member of BASF Pharma’s Pharmaceutical Board, where he was responsible for global therapeutic franchises and corporate transactions. Prior to joining Knoll and BASF Pharma in 1995, Mr. Eckert was President and Chief Executive Officer of Boots Pharmaceuticals, Inc. where he was responsible for North American operations. Mr. Eckert joined Boots Pharmaceuticals in 1985 as Executive Vice President and Chief Operating Officer after more than a decade at Baxter Travenol Laboratories, where he served as President of the Pharmaceutical Products Division. Mr. Eckert serves on the board of directors of Andrx Corporation and is a trustee of Caldwell College. Mr. Eckert received a B.S. in Chemical Engineering from the Illinois Institute of Technology and an M.B.A. from Northwestern University.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE IN FAVOR OF THE NAMED NOMINEES.

CORGENTECH PROPOSAL NO. 7

ELECTION OF DIRECTORS

Our amended and restated certificate of incorporation and bylaws provide that our board of directors shall be divided into three classes with each class having a three-year term. Vacancies on the board of directors may be filled only by persons elected by a majority of the remaining directors. A director elected by the board of directors to fill a vacancy, including a vacancy created by an increase in the number of directors, shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director’s successor is elected and qualified.

The board of directors presently has seven members. There are three directors in the class whose term of office expires in 2008, Richard B. Brewer, Daniel S. Janney and Michael B. Sweeney. Pursuant to the merger agreement the board of directors has nominated Arnold L. Oronsky and Michael F. Powell to each serve as a Class II director. If elected at the special meeting, each of Mr. Brewer, Dr. Oronsky and Dr. Powell would serve until the 2008 annual meeting and until his successor is elected and has qualified, or until the earlier of his death, resignation or removal.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of Mr. Brewer, Dr. Oronsky and Dr. Powell. In the event that Mr. Brewer, Dr. Oronsky or Dr. Powell should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Mr. Brewer, Dr. Oronsky and Dr. Powell have agreed to serve if elected, and management has no reason to believe that they will be unable to serve. It is our policy to invite nominees and directors to attend our annual meetings and special meetings. Mr. Brewer attended the 2004 annual meeting.

If approved, the directors elected pursuant to this Proposal No. 7, will become members of the Corgentech board of directors at the effective time of the merger. Until the effective time, Mr. Brewer, Mr. Janney and Mr. Sweeney will each continue to serve as a Class II director of Corgentech. If the merger is not consummated then Mr. Brewer, Mr. Janney and Mr. Sweeney will each continue to serve as a Class II director of Corgentech until his successor is elected and has qualified, or until the earlier of his death, resignation or removal.

Set forth below is biographical information for Mr. Brewer, Dr. Oronsky and Dr. Powell.

Nominees for Election for Terms Expiring at the 2008 Annual Meeting

Richard B. Brewer, has been a member of Corgentech’s board of directors since April 2004. Since January 2003, Mr. Brewer has served as the founding partner of Crest Asset Management, a provider of management guidance to healthcare companies. From September 1998 to February 2004, he was President and Chief Executive Officer of Scios Inc., a biopharmaceutical company and a subsidiary of Johnson & Johnson since April 2003. From February 1996 to June 1998, he served as the Executive Vice President of Operations and then as Chief Operating Officer of Heartport, Inc., a medical device company. From 1984 to 1995, Mr. Brewer held a number of senior management positions at Genentech, Inc., a biopharmaceutical company, and Genentech Europe Ltd. and Genentech Canada, Inc., most recently as Senior Vice President, U.S. Sales and Marketing. Mr. Brewer is a member of the Board of Directors of Dendreon Corporation, a biopharmaceutical company. Mr. Brewer received a B.S. from Virginia Polytechnic Institute and an M.B.A. from Northwestern University.

Arnold L. Oronsky, Ph.D. has served as a member of AlgoRx’s board of directors since March 2001. Dr. Oronsky is General Partner with InterWest Partners, a venture capital firm focusing on investments in medical technology. Dr. Oronsky joined InterWest in a full-time capacity in 1994 after serving as a special limited partner since 1989. In addition to the position of General Partner at InterWest, he also serves as a senior lecturer in the Department of Medicine at Johns Hopkins Medical School. From 1980 to 1993, Dr. Oronsky was

the Vice President for Discovery Research at the Lederle Laboratories division of American Cyanamid Company, a pharmaceutical company. From 1970 to 1972, Dr. Oronsky was assistant professor at Harvard Medical School, where he also served as a research fellow from 1968 to 1970. From 1973 to 1976, Dr. Oronsky was the head of the Inflammation, Allergy, and Immunology Research program for Ciba-Geigy Pharmaceutical Company. Dr. Oronsky serves on the board of directors of Myogen Inc., Corixa Corporation, Metabasis Therapeutics, Inc. and Dynavax Technologies Corp. Dr. Oronsky received a Ph.D. from Columbia University’s College of Physicians and Surgeons.

Michael F. Powell, Ph.D. has served as a member of AlgoRx’s board of directors since March 2001. He has served as managing director of Sofinnova Ventures, a venture capital firm, since 1998. Previously, he was a Group Leader at Genentech, Inc. from December 1990 to June 1997 and Director of Product Development for Cytel Corporation, a biotechnology company, from September 1987 to December 1990. In 1993, Dr. Powell was honored as a Fellow by the American Association of Pharmaceutical Scientists. Dr. Powell is the author of nearly 100 publications and books, including a treatise on vaccine design. Dr. Powell serves on the board of directors of Threshold Pharmaceuticals, Inc., a biotechnology company, as well as several private biotechnology companies including Diobex, Orexigen, Saegis and Ascenta. Dr. Powell received a Ph.D. in Chemistry from the University of Toronto in 1981 and was a postdoctoral fellow in Bio-Organic Chemistry at the University of California.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE IN FAVOR OF THE NAMED NOMINEES.

INFORMATION REGARDING THE BOARD OF DIRECTORS

Independence of the Board of Directors

As required under The NASDAQ Stock Market, Inc., or NASDAQ, listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. Our board of directors consults with our counsel to ensure that its determinations are consistent with all relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent NASDAQ listing standards, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members, and Corgentech, our senior management and our independent registered public accounting firm, the board of directors has affirmatively determined that all of our directors except for Dr. Dzau and Mr. McLaughlin are independent directors within the meaning of the applicable NASDAQ listing standards.

Information Regarding the Board of Directors and its Committees

In December 2003, the board of directors documented the governance practices followed by Corgentech by adopting Corporate Governance Policies to assure that the board of directors will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The policies are also intended to align the interests of directors and management with those of our stockholders. The Corporate Governance Policies set forth the practices that the board of directors will follow with respect to board of directors composition and selection, board of directors meetings and involvement of senior management, chief executive officer performance evaluation and board of directors committees and compensation. The Corporate Governance Policies were adopted by the board of directors to, among other things, reflect changes to the Nasdaq listing standards and Securities and Exchange Commission rules adopted to implement provisions of the Sarbanes-Oxley Act of 2002. The Corporate Governance Policies, as well as the charters for each committee of the board of directors, may be viewed at www.corgentech.com.

As required under new NASDAQ listing standards, our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. During 2004, our independent directors met five times in executive session. During 2005, our independent directors met five times in executive session.

The board of directors has three committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The following table provides membership and meeting information for 2004 and 2005 for each of the these committees of the board of directors:

Name	Audit		Compensation		Nominating and Corporate Governance
Richard B. Brewer(1)			X
Thomas J. Colligan(2)	X	*
Victor J. Dzau, M.D.
Rodney A. Ferguson, Ph.D.			X	*	X
Daniel S. Janney	X		X		X	*
John P. McLaughlin
Michael B. Sweeney	X				X
Total meetings in 2004	5		7		3
Total meetings in 2005 (through October 20, 2005)	5		4		5

*	Committee Chairperson
(1)	Mr. Brewer has been a member of our board of directors since April 2004.
(2)	Mr. Colligan has been a member of our board of directors since July 2004.

Below is a description of each committee of the board of directors. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The board of directors has determined that each member of each committee meets the applicable rules and regulations regarding “independence” and that each member is free of any relationship that would interfere with his individual exercise of independent judgment with regard to Corgentech.

Audit Committee

The Audit Committee of the board of directors is responsible for, among other things:

•	overseeing the accounting and financial reporting processes and audits of our financial statements;

•	appointing the independent registered public accounting firm to audit our financial statements;

•	overseeing and monitoring (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters, (c) our independent registered public accounting firm’s qualifications, independence and performance, and (d) our internal accounting and financial controls;

•	preparing the report that SEC rules require be included in our annual proxy statement;

•	providing the board of directors with the results of its monitoring and recommendations; and

•	providing to the board of directors additional information and materials as it deems necessary to make the board of directors aware of significant financial matters that require the attention of the board of directors.

Our Audit Committee is currently comprised of Messrs. Colligan, Janney and Sweeney. Mr. Colligan is the current chairman of the Audit Committee. Following the consummation of the merger our Audit Committee will be comprised of Mr. Colligan, Mr. Eckert and Dr. Powell. Mr. Colligan will continue to be the chairman of the Audit Committee. The Audit Committee has adopted a written Audit Committee Charter that is available on our website at www.corgentech.com.

The board of directors has reviewed the NASDAQ listing standards definition of independence for Audit Committee members and has determined that all members of our Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the NASDAQ listing standards). The board of directors has determined that Mr. Colligan is an “audit committee financial expert” as defined in applicable SEC rules.

Compensation Committee

The Compensation Committee of the board of directors is responsible for, among other things:

•	reviewing and approving for our chief executive officer and other executive officers (a) the annual base salary, (b) the annual incentive bonus, including the specific goals and amount, (c) equity compensation, (d) employment agreements, severance arrangements, and change in control agreements/provisions, and (e) any other benefits, compensation, compensation policies or arrangements;

•	reviewing and making recommendations to the board of directors regarding the compensation policy for such other senior management as directed by the board of directors;

•	reviewing and making recommendations to the board of directors regarding general compensation goals and guidelines for employees and the criteria by which bonuses to employees are determined;

•	preparing a report to be included in our annual proxy statement which describes: (a) the criteria on which compensation paid to our chief executive officer for the last completed fiscal year is based; (b) the relationship of such compensation to our performance; and (c) the committee’s executive compensation policies applicable to executive officers; and

•	acting as administrator of our benefit plans, including making amendments to the plans, and changes in the number of shares reserved for issuance thereunder.

Our Compensation Committee is currently comprised of Dr. Ferguson and Messrs. Brewer and Janney. Dr. Ferguson is the chairman of the Compensation Committee. Following the consummation of the merger our Compensation Committee will be comprised of Dr. Ferguson, Mr. Brewer and Dr. Cohen. Dr. Ferguson will continue to be the chairman of the Compensation Committee. The Compensation Committee has adopted a written Compensation Committee Charter that is available on our website at www.corgentech.com. All members of our Compensation Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards).

We also have a Stock Award Committee of the board of directors that grants stock awards pursuant to the 2003 Equity Incentive Plan to new Corgentech employees. The grants must be made in accordance with guidelines adopted by the Compensation Committee. Except as approved by the Compensation Committee, the grants must not exceed 15,000 shares per new employee, and the total number of options granted to all new employees in a quarter shall not exceed an aggregate of 150,000 shares. The Stock Award Committee is comprised of Mr. McLaughlin.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the board of directors is responsible for, among other things:

•	reviewing board of directors structure, composition, and practices, and making recommendations on these matters to the board of directors;

•	reviewing, soliciting and making recommendations to the board of directors and stockholders with respect to candidates for election to the board of directors; and

•	overseeing compliance by employees with our Code of Conduct.

Our Nominating and Corporate Governance Committee is comprised of Dr. Ferguson and Messrs. Janney and Sweeney. Mr. Janney is the chairman of the Nominating and Corporate Governance Committee. Following

the consummation of the merger our Nominating and Corporate Governance Committee will be comprised of Dr. Ferguson, Dr. Oronsky and Dr. Powell. Dr. Oronsky will be the chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee has adopted a written Nominating and Corporate Governance Committee Charter that is available on our website at www.corgentech.com.

The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of Corgentech, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the board of directors, the operating requirements of Corgentech and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the board of directors and Corgentech, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews such directors’ overall service to Corgentech during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors’ independence. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee must be independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the board of directors. The Nominating and Corporate Governance Committee meets to discuss and consider such candidates’ qualifications and then selects a nominee for recommendation to the board of directors by majority vote. The Nominating and Corporate Governance Committee has paid fees to third parties to assist in the process of identifying and evaluating director candidates. To date, the Nominating and Corporate Governance Committee has not received a timely director nominee from a stockholder or stockholders holding more than 5% of our voting stock.

Meetings of the Board of Directors

The board of directors met seven times during 2004 and eight times between January 1, 2005 and October 20, 2005. All directors attended at least 75% of the aggregate number of meetings of the board of directors and applicable meetings of the committees on which they served, held during the period for which they were a director or committee member, respectively.

Stockholder Communications with the Board of Directors

In April 2005, the board of directors adopted a process for stockholder communications with the board of directors. This process is available on our website at www.corgentech.com.

Code of Conduct

We have adopted a Code of Conduct that applies to all of our officers, directors and employees. The Code of Conduct is available on our website at www.corgentech.com. If we make any substantive amendments to the Code of Conduct or grant any waiver from a provision of the Code of Conduct to any of our executive officers or directors, we will promptly disclose the nature of the amendment or waiver on our website.

CORGENTECH PROPOSAL NO. 8

POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING

If Corgentech fails to receive a sufficient number of votes to approve Proposal Nos. 1 and 2, Corgentech may propose to adjourn the special meeting, if a quorum is present, for a period of not more than 30 days for the purpose of soliciting additional proxies to approve Proposal Nos. 1 and 2. Corgentech currently does not intend to propose adjournment at the special meeting if there are sufficient votes to approve Proposal Nos. 1 and 2. If approval of the proposal to adjourn the Corgentech special meeting for the purpose of soliciting additional proxies is submitted to stockholders for approval, such approval requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy at the Corgentech special meeting.

THE CORGENTECH BOARD OF DIRECTORS RECOMMENDS THAT CORGENTECH’S STOCKHOLDERS VOTE FOR PROPOSAL NO. 8 TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1 AND 2.

ALGORX PROPOSAL NO. 2

POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING

If AlgoRx fails to receive a sufficient number of votes to approve Proposal No. 1, AlgoRx may propose to adjourn the special meeting, if a quorum is present, for a period of not more than 30 days for the purpose of soliciting additional proxies to approve Proposal No. 1. AlgoRx currently does not intend to propose adjournment at the special meeting if there are sufficient votes to approve Proposal No. 1. If approval of the proposal to adjourn the AlgoRx special meeting for the purpose of soliciting additional proxies is submitted to stockholders for approval, such approval requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy at the AlgoRx special meeting.

THE ALGORX BOARD OF DIRECTORS RECOMMENDS THAT ALGORX’S STOCKHOLDERS VOTE

FOR PROPOSAL NO. 2 TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, IF A QUORUM IS

PRESENT, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN

FAVOR OF PROPOSAL NO. 1.

CORGENTECH

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

Except where specifically noted, he following information and all other information contained in this joint proxy statement/prospectus does not effect to the proposed one-for-four reverse stock split described in Corgentech’s Proposal No. 2.

The following table and the notes thereto set forth certain information with respect to the beneficial ownership of shares of Corgentech common stock, as of September 30, 2005 (except as noted in the footnotes), by each director and executive officer of Corgentech and by each person or group who is known to the management of Corgentech to be the beneficial owner of more than 5% of the Corgentech common stock outstanding as of September 30, 2005. This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Where information regarding stockholders is based on Schedules 13D and 13G, the number of shares owned is as of the date for which information was provided in such schedules. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable and the voting agreements entered into by a director and certain executive officers of Corgentech with AlgoRx, Corgentech believes that each of the persons named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 28,074,114 shares outstanding on September 30, 2005, adjusted as required by rules promulgated by the SEC. Shares of Corgentech common stock subject to options that are currently exercisable or are exercisable within 60 days after September 30, 2005 are treated as outstanding and beneficially owned by the person holding them for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the address for each person and entity named in the table is: c/o Corgentech Inc., 650 Gateway Boulevard, South San Francisco, California 94080.

Name and Address of Beneficial Owner	Shares Issuable Pursuant to Options Exercisable Within 60 days of September 30, 2005	Shares Subject to a Right of Repurchase/Forfeiture Within 60 days of September 30, 2005(1)	Shares Beneficially Owned(2)
			Number	Percent
5% Stockholders
Entities affiliated with J.P. Morgan Partners (SBIC), LLC(3)	50,000	—	3,876,219	13.8%
Entities affiliated with Alta California Partners III, L.P.(4)	—	—	2,095,224	7.5
Bristol-Myers Squibb Company(5)	—	—	2,079,002	7.4
Entities affiliated with InterWest Partners VIII, L.P.(6)	50,000	—	1,685,805	6.0
Entities affiliated with Biotechnology Value Fund(7)	—	—	1,438,684	5.1
Directors and Executive Officers
Richard B. Brewer	60,000	10,000	70,000	*
Thomas J. Colligan	60,000	10,000	70,000	*
Victor J. Dzau, M.D.	50,000	—	590,958	2.1
Rodney A. Ferguson, Ph.D.(8)	50,000	—	3,876,355	13.8
Daniel S. Janney(4)	50,000	—	2,145,224	7.6
Michael B. Sweeney(6)	50,000	—	1,686,273	6.0
John P. McLaughlin(9)	965,000	—	1,277,103	4.2
Patrick A. Broderick	191,500	—	195,527	*
Daniel J. Gennevois, M.D.	124,600	—	142,156	*
James Z. Huang(10)	261,500	26,042	404,596	1.4
Leslie M. McEvoy, Ph.D.	226,500	14,584	344,137	1.2
Richard P. Powers	204,550	—	310,939	1.1
All directors and executive officers as a group (12 persons)	2,393,650	60,626	22,288,202	79.4%

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)	Represents shares of common stock subject to a right of repurchase, at the original option exercise price, in the event the holder ceases to provide services to us. The option exercise price is $1.20 per share. Also represents shares of restricted common stock subject to a right of forfeiture in the event the holder ceases to provide services to us.
(2)	Percent ownership includes shares of common stock subject to a right of repurchase/forfeiture within 60 days of September 30, 2005 and shares issuable pursuant to options exercisable within 60 days of September 30, 2005.
(3)	Includes (a) 2,965,692 shares held by J.P. Morgan Partners (SBIC), LLC, or JPMP SBIC, (b) 416,373 shares held by J.P. Morgan Partners Global Investors, L.P., (c) 60,272 shares held by J.P. Morgan Partners Global Investors A, L.P., (d) 210,213 shares held by J.P. Morgan Partners Global Investors (Cayman), L.P., (e) 23,465 shares held by J.P. Morgan Partners Global Investors (Cayman) II, L.P., (f) 150,204 shares held by J.P. Morgan Partners Global Investors (Selldown), L.P. and (g) an option to purchase 50,000 shares granted to Dr. Ferguson, one of our directors. Dr. Ferguson is obligated to transfer any shares issued pursuant to the exercise of such option to JPMP SBIC. The sole member of JPMP SBIC is J.P. Morgan Partners (BHCA), L.P., or JPMP BHCA, the general partner of which is JPMP Master Fund Manager, L.P., or JPMP MFM, the general partner of which is JPMP Capital Corp., or JPMP Capital, a wholly-owned subsidiary of JPMorgan Chase & Co., a publicly traded bank holding company. Each of JPMP BHCA, JPMP MFM and JPMP Capital may be deemed beneficial owners of the shares held by JPMP SBIC, however, each disclaims beneficial ownership except to the extent of its pecuniary interest therein. Additionally, JPMP Capital is the general partner of JPMP Global Investors, L.P., or JPMP Global, which is the general partner of each of J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P. and J.P. Morgan Partners Global Investors (Selldown), L.P., collectively, the J.P. Morgan Funds and together with JPMP SBIC, JPMP BHCA, JPMP MFM and JPMP Capital, the JPMP Entities. Each of JPMP Capital and JPMP Global may be deemed beneficial owners of the shares held by the J.P. Morgan Funds, however, each disclaims beneficial ownership except to the extent of its pecuniary interest therein. Dr. Ferguson is a Managing Director of JPMP SBIC and JPMP Capital and may therefore be deemed to have shared voting and dispositive powers over the shares held by JPMP SBIC and the J.P. Morgan Funds. The actual pro rata portion of beneficial ownership that may be deemed attributable to Dr. Ferguson is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within JPMP SBIC and the J.P. Morgan Funds. Dr. Ferguson disclaims beneficial ownership of the shares held by JPMP SBIC and the J.P. Morgan Funds, except to the extent of his pecuniary interest therein. Each of the JPMP Entities and Dr. Ferguson disclaims beneficial ownership of the shares held by J.P. Morgan Securities Inc. The address for J.P. Morgan is 1221 Avenue of the Americas, New York, New York 10020.
(4)	Includes (a) 2,026,427 shares held by Alta California Partners III, L.P. and (b) 68,797 shares held by Alta Embarcadero Partners III, LLC, collectively, the Alta Funds. Mr. Janney, one of our directors, is a Managing Director of Alta California Management Partners III, LLC, the general partner of Alta California Partners III, L.P. and a manager of Alta Embarcadero Partners III, LLC. Mr. Janney has shared voting and dispositive powers over the shares held by the Alta Funds. He disclaims beneficial ownership of the shares held by the Alta Funds, except to the extent of his pecuniary interest therein. The address for Alta Partners is One Embarcadero Center, Suite 4050, San Francisco, California 94111.
(5)	Pursuant to a Schedule 13G filed with the SEC on February 14, 2005 showing stock ownership as of December 31, 2005. The address for Bristol-Myers Squibb Company is 345 Park Avenue, New York, New York 10154.
(6)

Includes (a) 1,577,475 shares held by InterWest Partners VIII, L.P., (b) 45,151 shares held by InterWest Investors Q VIII, L.P., and (c) 13,179 shares held by InterWest Investors VIII, L.P., collectively, the InterWest Funds. Mr. Sweeney, one of our directors, is a Managing Director of InterWest Management Partners VIII, LLC, the general partner of the InterWest Funds. Mr. Sweeney has shared voting and dispositive powers over the shares held by the InterWest Funds. He disclaims beneficial ownership of the shares held by the InterWest Funds, except to the extent of his pecuniary interest therein. The address for the InterWest Partners is 2710 Sand Hill Road, Second Floor, Menlo Park, California 94025.
(7)	Pursuant to a Schedule 13G filed with the SEC on June 3, 2005 showing stock ownership as of May 31, 2005 and includes (a) 426,984 shares held by Biotechnology Value Fund, L.P., or BVF, (b) 276,200 shares held by Biotechnology Value Fund II, L.P., or BVF2, (c) 661,000 shares held by BVF Investments, L.L.C., or Investments and (d) 74,500 shares held by Investment 10, L.L.C. (“ILL10”). Pursuant to the operating agreement of Investments, BVF Partners, L.P., or Partners, is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in shares of common stock of Corgentech and to vote and exercise dispositive power over those shares of stock. Partners and BVF Inc. share voting and dispositive power over shares of the common stock beneficially owned by BVF, BVF2, Investments and those owned by ILL10, on whose behalf Partners acts as an investment manager and, accordingly, Partners and BVF Inc. have beneficial ownership of all of the shares of the Common Stock owned by such parties. The address for the above-listed entities is 227 West Monroe Street, Suite 4800, Chicago, Illinois, 60606.
(8)	Includes the shares listed in footnote number (3) above. Also includes 136 shares owned by the Ferguson/Egan Family Trust dated 6/28/99. Dr. Ferguson disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(9)	Includes 6,250 shares held in The John P. McLaughlin Grantor Retained Annuity Trust, 6,250 shares held in The Susan McLaughlin Grantor Retained Annuity Trust, 25,000 shares held in The 2005 John P. McLaughlin Grantor Retained Annuity Trust est. 3/23/05, and 25,000 shares held in The 2005 Susan McLaughlin Grantor Retained Annuity Trust est. 3/23/05.
(10)	Includes 122,374 shares held in The Huang Living Trust dated June 8, 2001 and 12,626 shares held in The James Z. Huang 2004 Annuity Trust, dated February 9, 2004.

ALGORX

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table and the related notes present information on the beneficial ownership of shares of AlgoRx common stock and preferred stock, including Series C preferred stock, as of September 30, 2005 (except as noted in the footnotes), by each director and executive officer of AlgoRx and by each person or group who is known to the management of AlgoRx to be the beneficial owner of more than 5% of the AlgoRx common stock outstanding as of September 30, 2005. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable and the voting agreements entered into by executive officers and directors of AlgoRx with Corgentech, AlgoRx believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

The number of shares beneficially owned below assumes the conversion of all 130,546,942 shares of AlgoRx preferred stock into 14,275,747 shares of common stock. Applicable percentages are based on 109,704,634 shares of AlgoRx Series C preferred stock, 130,546,942 shares of AlgoRx preferred stock, and 15,431,291 shares of AlgoRx common stock and preferred stock (on an as-converted basis) outstanding on September 30, 2005, adjusted as required by rules promulgated by the SEC. In addition, shares of AlgoRx common stock subject to options that are currently exercisable or are exercisable within 60 days of September 30, 2005 are treated as outstanding and beneficially owned by the person holding them for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other stockholder. Unless otherwise indicated below, the address for each person and entity named in the table is: c/o AlgoRx Pharmaceuticals, Inc., 500 Plaza Drive, 2nd Floor, Secaucus, NJ 07094.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percent of Series C Preferred Stock	Percent of Preferred Stock	Percent of Preferred Stock and Common Stock
5% Stockholders
Entities affiliated with InterWest Partners(2)	2,914,840	15.4	18.8	18.9%
Entities affiliated with J.P. Morgan Partners(3)	2,914,840	15.4	18.8	18.9
Entities affiliated with Sofinnova Ventures(4)	1,497,892	6.1	9.2	9.7
Entities affiliated with Advent International(5)	1,181,434	10.8	9.1	7.7
Entities affiliated with Index Ventures(6)	928,270	8.5	7.1	6.0
Entities affiliated with Pacific Rim(7)	928,270	8.5	7.1	6.0
S.R. One, Limited(8)	928,270	8.5	7.1	6.0
Directors and Executive Officers
Ronald M. Burch, M.D., Ph.D.(9)	524,438	*	*	3.3
Jeffrey A. Rona(10)	88,333	*	*	*
Charles M. Cohen, Ph.D.(5)	1,181,434	10.8	9.1	7.7
Rodney A. Ferguson, Ph.D.(3)	2,914,840	15.4	18.8	18.9
Arnold L. Oronsky, Ph.D.(2)	2,914,840	15.4	18.8	18.9
Michael F. Powell, Ph.D.(4)	1,497,892	6.1	9.2	9.7
Carter H. Eckert(11)	5,000	*	*	*
All directors and executive officers as a group (7 persons)(12)	9,126,777	47.6	5.6	57.3%

*	Less than 1%.
(1)	Includes shares of common stock issuable pursuant to options exercisable within 60 days of September 30, 2005.
(2)

Includes 2,811,947 shares held by InterWest Partners VIII, L.P., 80,449 shares held by InterWest Investors Q VIII, L.P., and 22,444 shares held by InterWest Investors VIII, L.P., collectively, the InterWest Funds. Arnold L. Oronsky, one of our directors, is a general partner of InterWest Management Partners

VIII, LLC, the general partner of the InterWest Funds. Dr. Oronsky has shared voting and dispositive powers over the shares held by the InterWest Funds. He disclaims beneficial ownership of the shares held by the InterWest Funds, except to the extent of his pecuniary interest therein. The address for InterWest Partners is 2710 Sand Hill Road, Second Floor, Menlo Park, CA 94025.

(3)	Includes (a) 2,630,415 shares held by J.P. Morgan Partners (SBIC), LLC, or JPMP SBIC, (b) 138,715 shares held by J.P. Morgan Partners Global Investors, L.P., (c) 21,314 shares held by J.P. Morgan Partners Global Investors A, L.P., (d) 69,641 shares held by J.P. Morgan Partners Global Investors (Cayman), L.P., (e) 46,967 shares held by J.P. Morgan Partners Global Investors (Selldown) L.P. and (f) 7,788 shares held by J.P. Morgan Partners Global Investors (Cayman) II, L.P. The sole member of JPMP SBIC is J.P. Morgan Partners (BHCA), L.P., or JPMP BHCA, the general partner of which is JPMP Master Fund Manager, L.P., or JPMP MFM, the general partner of which is JPMP Capital Corp., or JPMP Capital, a wholly-owned subsidiary of JPMorgan Chase & Co., a publicly traded bank holding company. Each of JPMP BHCA, JPMP MFM, and JPMP Capital may be deemed beneficial owners of the shares held by JPMP SBIC, however, each disclaims beneficial ownership except to the extent of its pecuniary interest therein. Additionally, JPMP Capital is the general partner of JPMP Global Investors, L.P., or JPMP Global, which is the general partner of each of J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P. and J.P. Morgan Partners Global Investors (Selldown), L.P., collectively, the J.P. Morgan Funds and together with JPMP SBIC, JPMP BHCA, JPMP MFM and JPMP Capital, the JPMP Entities. Each of JPMP Capital and JPMP Global may be deemed beneficial owners of the shares held by the J.P. Morgan Funds, however, each disclaims beneficial ownership except to the extent of its pecuniary interest therein. Dr. Ferguson is a Managing Director of JPMP SBIC and JPMP Capital and may therefore be deemed to have shared voting and dispositive powers over the shares held by JPMP SBIC and the J.P. Morgan Funds. The actual pro rata portion of beneficial ownership that may be deemed attributable to Dr. Ferguson is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within JPMP SBIC and the J.P. Morgan Funds. Dr. Ferguson disclaims beneficial ownership of the shares held by JPMP SBIC and the J.P. Morgan Funds, except to the extent of his pecuniary interest therein. The address for J.P. Morgan is 1221 Avenue of the Americas, New York, NY 10020.
(4)	Includes 1,428,968 shares held by Sofinnova Venture Partners V, LP, 47,013 shares held by Sofinnova Venture Affiliates V, LP. and 21,911 shares held by Sofinnova Venture Principals V, LP. Michael F. Powell is a managing director of each of these partnerships, shares voting and dispositive power with respect to the shares held by each of Sofinnova Venture Partners V, LP, Sofinnova Venture Affiliates V, LP. and Sofinnova Venture Principals V, LP and disclaims beneficial ownership of such shares in which he has no pecuniary interest. The address for Sofinnova Ventures Inc. is 140 Geary Street, 10th Floor, San Francisco, CA 94108.
(5)	Includes the ownership by the following venture capital funds managed by Advent International Corporation: 404,725 shares held by Advent Healthcare and Life Science III LP, 758,987 shares held by Advent Healthcare and Life Sciences III-A, LP, 14,346 shares held by Advent Partners HLS III LP and 3,376 shares held by Advent Partners II LP. In its capacity as manager or general partner of these funds, Advent International exercises sole voting and investment power with respect to all shares held by these funds. Charles M. Cohen, a vice president at Advent International, may be deemed to be a beneficial owner of the shares held by these Advent funds. Dr. Cohen disclaims beneficial ownership of these shares held by Advent except to the extent of his pecuniary interest therein. The address for Advent International Corporation is 75 State Street, 29th Floor, Boston, Massachusetts, 02109.
(6)

Includes 284,069 shares held by Index Ventures (Jersey) II LP, 522,291 shares held by Index Ventures II (Delaware) LP, 83,507 shares held by Index Ventures II GmbH & Co. KG, 9,534 shares held by Index Ventures II Parallel Entrepreneur Fund (Jersey-A) LP, 14,945 shares held by Index Ventures II Parallel Entrepreneur Fund (Jersey-B) LP and 13,924 shares held by Index Ventures Management SA on behalf of Index Employee Investment Plan. Index Venture Associates II Limited is the general partner for each of Index Ventures II (Jersey) II LP, Index Ventures II (Delaware) LP, Index Ventures II Parallel Entrepreneur Fund (Jersey-A) LP, Index Ventures II Parallel Entrepreneur Fund (Jersey-B) LP. Index Ventures II (SLP)

Limited is the special limited partner of Index Ventures II Gmbh KG. The address for the Index funds is No. 1 Seaton Place, St. Helier, Jersey, Channel Islands JE4 8YJ.
(7)	Includes 161,480 shares held by Pacific Rim AQUA Life Science No. 1 Investment Partnership, 190,660 shares held by Pacific Rim AQUA Life Science No. 2 Investment Partnership, 109,280 shares held by Pacific Rim AQUA Life Science No. 3 Investment Partnership, 213,690 shares held by Pacific Rim AQUA Life Science No. 4 Investment Partnership and 253,160 shares held by Pacific Rim AQUA Life Science No. 5 Investment Partnership. Pacific Rim Ventures Co., Ltd is the general partner of each of the above referenced Pacific Rim entities and exercises sole voting and investment power with respect to all shares held by these funds. The address for Pacific Rim Ventures Co. Ltd is Green Plaza, 2nd flr., 3-7- Komazawa, Setagaya-ku, Tokyo 154-0012 Japan.
(8)	The address for S.R. One, Limited is Four Tower Bridge, 200 Barr Harbor Drive, Suite 250, W. Conshohocken, PA 19428.
(9)	Includes 410,038 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of September 30, 2005.
(10)	Includes 88,333 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of September 30, 2005.
(11)	Includes 5,000 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of September 30, 2005.
(12)	This total includes 503,371 shares of common stock issuable upon exercise of stock options exercisable within 60 days of September 30, 2005. This total also includes the shares described in notes (2) through (5) above.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Except where specifically noted, the following information and all other information contained in this joint proxy statement/prospectus does not give effect to the proposed one-for-four reverse stock split described in Corgentech’s Proposal No. 2.

The following unaudited pro forma condensed combined financial statements give effect to the proposed transaction between Corgentech and AlgoRx. For accounting purposes AlgoRx is considered to be acquiring Corgentech in this transaction. Accordingly, the purchase price is allocated among the fair values of the assets and liabilities of Corgentech, while the historical results of AlgoRx are reflected in the results of the combined company. The transaction will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards, (SFAS) No. 141, “Business Combinations.” Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 1 to these unaudited pro forma condensed combined financial statements, is allocated to the net tangible and intangible assets acquired and liabilities assumed in connection with the transaction, based on their estimated fair values as of the completion of the transaction. Management has made a preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of Corgentech that exist as of the date of completion of the transaction.

The unaudited pro forma condensed combined financial statements presented below are based upon the historical financial statements of Corgentech and AlgoRx, adjusted to give effect to the acquisition of Corgentech by AlgoRx, for accounting purposes. The pro forma adjustments are described in the accompanying notes presented on the following pages.

The unaudited pro forma condensed combined balance sheet as of June 30, 2005 gives effect to the proposed transaction as if it occurred on June 30, 2005 and combines the historical balance sheets of Corgentech and AlgoRx at June 30, 2005. The AlgoRx balance sheet information was derived from its unaudited June 30, 2005 balance sheet included herein. The Corgentech balance sheet information was derived from its unaudited June 30, 2005 balance sheet included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 included herein.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2004 is presented as if the transaction was consummated on January 1, 2004 and combines the historical results of Corgentech and AlgoRx for the year ended December 31, 2004. The historical results of AlgoRx were derived from its audited December 31, 2004 statement of operations included herein. The historical results of Corgentech were derived from its consolidated statement of operations included in its Annual Report on Form 10-K/A, for its year ended December 31, 2004 included herein.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2005 is presented as if the transaction was consummated on January 1, 2004 and combines the historical results of Corgentech and AlgoRx for the six months ended June 30, 2005. The historical results of AlgoRx were derived from its unaudited June 30, 2005 statement of operations included herein. The historical results of Corgentech for the six months ended June 30, 2005 were derived from its consolidated statement of operations included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 included herein.

The unaudited pro forma condensed combined financial statements have been prepared by Corgentech and AlgoRx management for illustrative purposes only and are not necessarily indicative of the condensed consolidated financial position or results of operations in future periods or the results that actually would have been realized had Corgentech and AlgoRx been a combined company during the specified periods. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this document. The unaudited pro forma condensed combined financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of AlgoRx for the year ended December 31, 2004 included herein and the unaudited condensed consolidated financial statements of AlgoRx for the six months ended June 30, 2005 included herein, the historical financial statements of Corgentech included in its Annual Report on Form 10-K/A, for its year ended December 31, 2004 included herein and the unaudited condensed historical financial statements of Corgentech included in its Quarterly Report on Form 10-Q for its quarter ended June 30, 2005 included herein.

Further, the unaudited pro forma condensed combined financial statements do not include any adjustments for liabilities resulting from integration planning, as management of Corgentech and AlgoRx are in the process of making these assessments and estimates of these costs are not currently known. The unaudited pro forma condensed combined financial statements do not include any adjustments for liabilities that may result from integration activities, as management of Corgentech and AlgoRx are in the process of making these assessments, and estimates of these costs are not currently known. However, liabilities ultimately may be recorded for severance or relocation costs related to AlgoRx employees, costs of vacating some facilities of AlgoRx, or other costs associated with exiting activities of AlgoRx that would affect amounts in the unaudited pro forma condensed combined financial statements. Any such liabilities would be recorded as an adjustment to the purchase price and an increase in goodwill. In addition, Corgentech may incur significant restructuring charges upon consummation of the merger or in subsequent quarters for severance related to Corgentech employees, and other costs associated with exiting activities of Corgentech. Any such restructuring charges would be recorded as an expense in the consolidated statement of operations in the period in which they were incurred.

These unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of fair values. Therefore, the actual amounts recorded as of the completion of the transaction may differ materially from the information presented in these unaudited pro forma condensed combined financial statements. In addition to the receipt of the final valuation, the impact of future integration activities, the timing of completion of the transaction and other changes in Corgentech’s net tangible and intangible assets that occur prior to completion of the transaction could cause material differences in the information presented.

PRO FORMA CONDENSED COMBINED BALANCE SHEET

(in thousands, except per share data)

	Corgentech As of June 30, 2005	AlgoRx As of June 30, 2005	Pro Forma Adjustments(2)		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$23,363	$14,424	$—		$37,787
Marketable securities	72,254	13,712	—		85,966
Contract revenue receivable	1,256	—	—		1,256
Prepaid expenses and other current assets	1,863	869	—		2,732
Notes receivable from employees	61	—	—		61

Total current assets	98,797	29,005	—		127,802
Property and equipment, net	2,940	1,153	(2,940	)d	1,153
Restricted Cash	525	—	—		525
Other assets	15	185	—		200

Total assets	$102,277	$30,343	$(2,940)		$129,680

Liabilities, Convertible Preferred Stock and Stockholders’ Equity
Current liabilities:
Trade and other payables	$943	$—	$—		$943
Accrued compensation	—	244			244
Current portion of deferred revenue	6,706	—	(6,706	)d	—
Current portion of long term debt	379	—	—		379
Current portion of deferred rent	425	—	—		425
Other accrued liabilities	4,186	3,393	2,150	f	9,729

Total current liabilities	12,639	3,637	(4,556)		11,720
Other long-term liabilities	34	—	—		34
Convertible preferred stock	—	87,687	(87,687	)b	—
Stockholders’ equity
Common stock, $0.001 par value	28	1	(28	)a	80
			14	b
			65	c
Additional paid-in capital	261,750	17,436	(261,750	)a	178,529
			90,325	a
			87,673	b
			(65	)c
			(11,024	)d
			(328	)e
			(2,150	)f
			(3,338	)g
Warrant	—	—	328	e	328
Notes receivable from officer	(40)	—	—		(40)
Deferred compensation	(10,565)	(3,338)	9,884	a	(681)
			3,338	g
Accumulated other comprehensive loss	(239)	(18)	239	a	(18)
Accumulated deficit	(161,330)	(75,062)	161,330	a	(60,272)
			14,790	d

Total stockholders’ equity	89,604	(60,981)	89,303		117,926

Total liabilities, convertible preferred stock and stockholders’ equity	$102,277	$30,343	$(2,940)		$129,680

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

(2)	The letters refer to a description of the adjustments in Note 2.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(in thousands, except share and per share data)

	Historical		Pro Forma Adjustments (2)		Pro Forma Combined
	Corgentech Year Ended December 31, 2004	AlgoRx Year Ended December 31, 2004
Revenue:
Contract revenue, related party	$36,382	$—	$—		$36,382

Operating expenses:
Research and development	62,997	17,169	(2,833	)i	77,333
General and administrative	15,013	6,468	(3,568	)j	17,913

Total operating expenses	(78,010)	(23,637)	6,401		(95,246)
Loss from operations	(41,628)	(23,637)	6,401		(58,864)
Interest and other income	1,918	628	—		2,546
Interest and other expense	(138)	(24)	—		(162)

Net loss	$(39,848)	$(23,033)	$6,401		$(56,480)

Basic and diluted net loss per common share	$(1.63)	$(27.68)			$(0.73)

Shares used in computing basic and diluted net loss per share (1)	24,499,022	832,024	52,632,782	h	77,131,804

(1)	The combined basic and diluted net loss per share is based on the weighted average shares of Corgentech common stock plus the 52,632,782 shares of Corgentech common stock to be issued at the merger.
(2)	The letters refer to a description of the adjustments in Note 2.

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(in thousands, except share and per share data)

	Corgentech Six Months Ended June 30, 2005	AlgoRx Six Months Ended June 30, 2005	Pro Forma Adjustments(2)		Pro Forma Combined
Revenue:
Contract revenue, related party:	$13,607	$—	$—		$13,607
Operating expenses:			—
Research and development	26,745	9,503	(1,970	)i	34,278
General and administrative	7,583	5,850	(2,063	)j	11,370

Total operating expenses	(34,328)	(15,353)	4,033		(45,648)
Loss from operations	(20,721)	(15,353)	4,033		(32,041)
Interest and other income	1,224	417	—		1,641
Interest and other expense	(28)	—	—		(28)

Net loss	$(19,525)	$(14,936)	$4,033		$(30,428)

Basic and diluted net loss per common share	$(0.71)	$(13.35)			$(0.38)

Shares used in computing basic and diluted net loss per share(1)	27,650,521	1,118,972	52,632,782h		80,283,303

(1)	The combined basic and diluted net loss per share is based on the weighted average shares of Corgentech common stock plus the 52,632,782 shares of Corgentech common stock to be issued at the merger.
(2)	The letters refer to a description of the adjustments in Note 2.

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation

On September 26, 2005, Corgentech and AlgoRx announced a definitive agreement pursuant to which Corgentech will issue 52,632,782 shares of its common stock in exchange for all of AlgoRx’s outstanding “Series A” preferred shares, “Series B” preferred shares, “Series C” preferred shares, common stock and warrants to purchase Series C preferred stock. Because AlgoRx stockholders will own approximately 62% of the fully-diluted shares of Corgentech after the transaction, AlgoRx is deemed to be the acquiring company for accounting purposes and the transaction will be accounted for as a reverse acquisition under the purchase method of accounting for business combinations in accordance with accounting principles generally accepted in the United States.

As of September 26, 2005, Corgentech had 28,069,277 shares of common stock outstanding. Based on the average of the closing prices for a range of trading days (September 22, 2005 through September 28, 2005, inclusive) around and including the announcement date of the proposed transaction, the fair value of the outstanding Corgentech shares is $2.49 per share or approximately $69.9 million. The total preliminary estimated purchase price of $78.6 million includes the estimated fair value of the Corgentech common stock of approximately $69.9 million, the estimated fair value of Corgentech outstanding stock options of approximately $6.5 million, and estimated direct transaction costs of approximately $2.2 million.

The estimated purchase price and the allocation of the estimated purchase price discussed below are preliminary because the proposed transaction has not yet been completed. The actual purchase price will be based on the Corgentech shares and options to purchase Corgentech shares outstanding on the closing date of the transaction. The final allocation of the purchase price will be based on Corgentech’s assets and liabilities on the closing date.

The preliminary estimated total purchase price of the proposed transaction is as follows (in thousands):

Corgentech common stock	$69,892
Estimated fair value of options assumed	6,538
Estimated direct transaction costs	2,150

Total preliminary estimated purchase price	$78,580

Under the purchase method of accounting, the total preliminary estimated purchase price as shown in the table above is allocated to the Corgentech net tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of the completion of the transaction. Management of Corgentech and AlgoRx has allocated the preliminary estimated purchase price based on preliminary estimates based on various factors as described in the introduction to these unaudited pro forma condensed combined financial statements. The allocation of the preliminary estimated purchase price associated with certain assets is as follows (in thousands):

Amount
Preliminary estimated purchase price allocation:
Net tangible assets excluding deferred revenue	$96,310
In process technology—NF-kB Decoy	3,000
Negative goodwill	(20,730)

Total preliminary estimated purchase price	$78,580

In accordance with APB No. 30, any excess of fair value of acquired net assets over purchase price (negative goodwill) shall be recognized as an extraordinary gain in the period the business combination is completed. The excess shall be allocated as a pro rata reduction of the amounts that otherwise would have been

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

assigned to the non-current acquired assets. Prior to allocation of the excess, if any, the acquiring entity shall reassess whether all acquired assets and assumed liabilities have been identified and recognized and perform remeasurements to verify that the consideration paid, assets acquired, and liabilities assumed have been properly valued. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess shall be recognized as an extraordinary gain. If an extraordinary gain is recognized before the end of the period, any subsequent adjustments to that extraordinary gain that result from changes to the purchase price allocation shall be recognized as an extraordinary item.

The preliminary pro rata reduction of non current tangible and intangible assets acquired is as follows (in thousands):

Negative goodwill	$(20,730)
In-process technology—NF-kB Decoy	3,000
Property and equipment, net	2,940

Excess negative goodwill	$(14,790)

2. Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the estimated purchase price, to adjust amounts related to Corgentech’s net tangible and identifiable intangible assets to a preliminary estimate of their fair values, and to reflect the amortization expense related to deferred stock compensation.

The unaudited pro forma condensed combined financial statements do not include any adjustments for liabilities resulting from integration planning, as management of Corgentech and AlgoRx are in the process of making these assessments, and estimates of these costs are not currently known.

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows (dollar amounts in thousands):

(a)	Adjustment to eliminate Corgentech’s equity by reducing additional paid-in capital, eliminating accumulated deficit, reducing deferred stock compensation and eliminating accumulated comprehensive loss.

(b)	Adjustment to reflect the issuance of 14,275,747 shares of AlgoRx common stock, at par value of $14, upon the conversion of 130,546,942 shares of AlgoRx preferred stock including Series A preferred stock, Series B preferred stock and Series C preferred stock. Upon the conversion of AlgoRx preferred stock, all of the AlgoRx common stock will be exchanged for 52,632,782 shares of Corgentech common stock issued to AlgoRx pursuant to the merger transaction.

(c)	Adjustment to reflect the issuance of 52,632,782 shares of Corgentech common stock pursuant to the merger agreement.

(d)	Adjustment to record negative goodwill. Negative goodwill is calculated as the excess of the fair value of the assets acquired and liabilities assumed over the purchase price (Note 1).

The $14,790 of excess negative goodwill is reflected on the pro forma balance sheet as a decrease of accumulated deficit. Such amount will be recorded as an expense in the period that the transaction is consummated. Because this expense is directly attributable to the transaction and will not have a continuing impact, this expense is not reflected in the pro forma condensed combined statement of operations.

Adjustment to record the write-off of Corgentech deferred revenue and property and equipment, net.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

(e)	Adjustment to reflect the assumption of the Aquilo warrant by Corgentech. The Aquilo warrant was booked on AlgoRx’s balance sheet as Series C preferred stock. Upon conversion of the Series C preferred stock to common stock, the Aquilo warrant was adjusted out of common stock. The Series C preferred stock warrant is exercisable into 692,658 shares of Series C preferred stock at an exercise price of $0.5925. The fair value of the warrant was revalued to reflect the merger.

(f)	Adjustment to record the AlgoRx cash transaction costs.

(g)	Adjustment to eliminate AlgoRx’s deferred compensation. As provided for in the merger agreement, AlgoRx’s options will be accelerated and cancelled if not exercised upon the date of the transaction.

(h)	Pro forma combined basic and diluted net loss per share is based on the weighted average shares outstanding of Corgentech plus the 52,632,782 shares of Corgentech common stock issued pursuant to the merger agreement. The pro forma financial information has not been adjusted for the Corgentech reverse stock split that is contemplated in Proposal No. 2.

(i)	Adjustments to research and development expenses to:

•	reduce Corgentech deferred stock compensation expenses by $1,358 and $2,050 in the six months ended June 30, 2005 and for the year ended December 31, 2004, respectively;

•	reduce Corgentech depreciation expenses by $612 and $783 in the six months ended June 30, 2005 and for the year ended December 31, 2004, respectively.

(j)	Adjustments to general and administrative expenses to:

•	reduce Corgentech deferred stock compensation expenses by $1,943 and $3,426 in the six months ended June 30, 2005 and for the year ended December 31, 2004, respectively;

•	reduce Corgentech depreciation expenses by $120 and $142 in the six months ended June 30, 2005 and for the year ended December 31, 2004, respectively.

3. Non-recurring Expenses

Corgentech will incur certain non-recurring expenses in connection with the transaction. These expenses, which are not reflected in the accompanying unaudited pro forma condensed combined financial statements, are currently estimated as follows (in thousands):

Financial advisors’ fee	$750
Accounting and legal fees	700
Printing fees	100

Total fees	$1,550

The combined company will incur certain non-recurring expenses in connection with the transaction. These expenses are reflected in the pro forma balance sheet, but are not reflected in the pro forma statement of operations as they are not expected to have a continuing impact on operations.

Certain AlgoRx executive officers, directors and employees are eligible to receive bonus payments under the AlgoRx 2005 Retention Bonus Plan and AlgoRx 2005 Employee Severance Plan in connection with the merger. Effective July 20, 2005, AlgoRx adopted the AlgoRx 2005 Retention Bonus Plan pursuant to which AlgoRx’s 22 employees and one director will be entitled to receive a retention bonus if they remain employed by AlgoRx or continue to provide services through the effective time of the merger or are terminated without cause 90 days prior to the merger. The retention bonus payment pursuant to the AlgoRx 2005 Retention Bonus Plan consists of a fixed bonus and a discretionary bonus. The AlgoRx board of directors has determined that up to 40% of the retention bonus payment may be paid in cash, and the remaining 60% of the retention bonus payment may be paid in Corgentech common stock. Each participant’s retention bonus will be a percentage of the retention bonus pool, less the value of the participant’s common stock and options for common stock, and any payments made to the participant pursuant to the AlgoRx 2005 Employee Severance Plan described below. The actual retention bonus pool is tied to the market price of Corgentech common stock and therefore will fluctuate. Assuming that the merger is completed and the Corgentech common stock price used to calculate the merger consideration is $2.49, the per share value for Corgentech common stock used in the pro forma condensed combined financial statements, the estimated total value of the retention bonus pool would be $8,518,616.

Such amount will be recorded as an expense in the period that the transaction is consummated. Because this expense is directly attributable only to the transaction and will not be a recurring expense, this expense is not reflected in the pro forma condensed combined statement of operations.

MANAGEMENT OF THE COMBINED COMPANY

AFTER THE MERGER

Upon consummation of the merger, the board of directors of the combined company will be comprised of nine members. The following table lists the names, ages and positions of individuals designated by Corgentech and AlgoRx and the executive officers of the combined company upon consummation of the merger. The ages of the individuals are provided as of September 30, 2005.

Executive Officers and Directors

Name	Age	Position
Executive Officers:
John P. McLaughlin	54	Chief Executive Officer and Director
James Z. Huang	40	President
Ronald M. Burch, M.D. Ph.D.	50	Vice President, Development
Richard P. Powers	61	Vice President and Chief Financial Officer
Patrick A. Broderick	47	Vice President, General Counsel and Secretary
Directors:
Rodney A. Ferguson, Ph.D.(2)(3)	49	Chairman
Richard B. Brewer(2)	54	Director
Charles M. Cohen, Ph.D.(2)	54	Director
Thomas J. Colligan(1)	60	Director
Carter H. Eckert(1)	63	Director
Arnold L. Oronsky, Ph.D.(3)	63	Director
Michael F. Powell, Ph.D.(1)(3)	50	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Executive Officers

John P. McLaughlin has been Corgentech’s Chief Executive Officer, and a member of Corgentech’s board of directors since January 2000. From January 2000 to September 2005, Mr. McLaughlin also served as Corgentech’s President. From December 1997 to September 1999, Mr. McLaughlin was President of Tularik, Inc., a biopharmaceutical company. From September 1987 to December 1997, Mr. McLaughlin held a number of senior management positions at Genentech, Inc., a biopharmaceutical company, including Executive Vice President with responsibility for many commercial functions. From January 1985 to September 1987, Mr. McLaughlin was a partner at a Washington, D.C. law firm specializing in food and drug law. Mr. McLaughlin served as counsel to various subcommittees in the United States House of Representatives, where he drafted numerous measures that became FDA laws. Mr. McLaughlin co-founded and served as Chairman of the Board of Directors of Eyetech Pharmaceuticals, Inc., a biopharmaceutical company. He received a B.A. in Government from the University of Notre Dame and a J.D. from the Catholic University of America.

James Z. Huang has been Corgentech’s President since September 2005. From February 2005 to September 2005, Mr. Huang served as Corgentech’s Senior Vice President of Business Development and Commercial Operations. From September 2002 to February 2005, Mr. Huang served as Corgentech’s Vice President of Business Development and Commercial Operations. From June 2000 to August 2002, Mr. Huang was Vice President of Business Development and Commercial Operations of Tularik Inc., a biopharmaceutical company. From July 1995 to May 2000, Mr. Huang was Product Director of Avandia and held positions in new product development and Worldwide Business Development at SmithKline Beecham PLC, now GlaxoSmithKline PLC, a

pharmaceutical company. From July 1992 to June 1995, Mr. Huang held various positions in Bristol-Myers Squibb Company’s Strategic Product Planning, Managed Care and Sales and Marketing organizations, and research and development positions at Alza Corporation, now part of Johnson & Johnson Company, a pharmaceutical company. Mr. Huang received a B.S. in Chemical Engineering from the University of California, Berkeley and an M.B.A. from the Stanford University Graduate School of Business.

Ronald M. Burch, M.D., Ph.D. Dr. Burch co-founded AlgoRx Pharmaceuticals, Inc. in March 2001, and served as AlgoRx’s President until September 2004 and as Chief Executive Officer since inception. Dr. Burch will be Vice President of Development of Corgentech upon completion of the merger. Prior to joining AlgoRx, Dr. Burch was employed at Purdue Pharma L.P., a privately held pharmaceutical company, from 1995 until 2001, serving in a number of managerial positions, including Vice President, Scientific Evaluations and Immunotherapeutics and Project Manager and Medical Safety Officer for several pain development programs. From 1993 to 1995, Dr. Burch served as Director, Pharmacology at Zeneca Pharmaceuticals, now AstraZeneca PLC, a pharmaceutical company. In 1992, Dr. Burch served as Director, Immunology and Bone Metabolism at Rhone Poulenc-Rorer, Inc., a global pharmaceutical company, and as Director, Pain and Inflammation at Nova Pharmaceutical Corp., a pharmaceutical company. From 1987 to 1991, Dr. Burch served in various capacities at Nova Pharmaceutical, including as Director, Pain and Inflammation, Research Technology. Dr. Burch obtained a Ph.D. in Pharmacology and M.D. from the Medical University of South Carolina, and served as a Medical Staff Fellow at the National Institutes of Health.

Richard P. Powers has been Corgentech’s Vice President and Chief Financial Officer since October 2001. From March 1999 to August 2000, Mr. Powers served as Executive Vice President and Chief Financial Officer of Eclipse Surgical Technologies, Inc., a medical device company. From February 1996 to March 1999, Mr. Powers served as Executive Vice President and Chief Financial Officer of CardioGenesis Corporation, a medical device company. From January 1981 to August 1995, Mr. Powers served as Senior Vice President and Chief Financial Officer of Syntex Corporation, a biopharmaceutical company. Mr. Powers also currently serves on the board of directors of Airlease Management Services, Inc. Mr. Powers received a B.S. in Accounting from Canisius College and an M.B.A. from the University of Rochester, New York.

Patrick A. Broderick has been Corgentech’s Vice President, General Counsel and Corporate Secretary since July 2004. He is responsible for overseeing all aspects of Corgentech’s legal affairs. From May 2004 to June 2005, Mr. Broderick was Vice President, Secretary and General Counsel of DaVita Inc., the largest independent provider of dialysis services in the United States. At DaVita, he was responsible for all the legal affairs of the company. From 1999 to 2002, he served as General Counsel of COR Therapeutics, Inc., where he managed all of COR’s legal matters. He also oversaw the company’s merger with Millennium Pharmaceuticals, Inc. Mr. Broderick received his J.D. from Yale Law School where he was an editor for the Yale Law Journal. He received his B.A., summa cum laude, from Harvard University where he was also elected to Phi Beta Kappa.

Each officer is elected by Corgentech’s board of directors and serves at the board’s discretion.

Directors

See Corgentech Proposal Nos. 5, 6 and 7 for the biographic information for the nominees for director as of the effective time, which include Rodney A. Ferguson, Richard B. Brewer, Charles M. Cohen, Thomas J. Colligan, Carter H. Eckert, Arnold L. Oronsky and Michael F. Powell. Until the effective time Corgentech’s board of directors will be comprised of Richard B. Brewer, Thomas J. Colligan, Vince J. Dzau, Rodney A. Ferguson, Daniel S. Janney, John P. McLaughlin and Michael B. Sweeney. Biographic information for Mr. Dzau, Mr. Janney and Mr. Sweeney is set forth below.

Victor J. Dzau, M.D. is 59 years old and has been a member of Corgentech’s board of directors since January 1999 and has chaired Corgentech’s scientific advisory board since January 1999. He became Chancellor for Health Affairs at Duke University and President and CEO of the Duke University Health System in July

2004. Prior to his appointment at Duke, Dr. Dzau was the Director of Research and Chairman of the Department of Medicine of The Brigham and Women’s Hospital, Inc./Harvard Medical School. From 1990 to 1996, Dr. Dzau served as the Director of the Falk Cardiovascular Research Center, Chief of the Division of Cardiovascular Medicine, and Professor of Medicine, all at the Stanford University School of Medicine. From 1995 to 1996, Dr. Dzau served as Chairman of the Department of Medicine at Stanford University. Dr. Dzau is a member of the board of directors of Genzyme Corporation, a biotechnology company. Dr. Dzau received a B.S. and an M.D. from McGill University.

Daniel S. Janney is 39 years old and has been a member of Corgentech’s board of directors since November 2000. Since 1996, Mr. Janney has been a managing director of Alta Partners, a venture capital firm investing in information technologies and life sciences companies. Prior to joining Alta Partners, from 1993 to 1996, Mr. Janney was a Vice President at Montgomery Securities’ health care and biotechnology investment banking group. And, prior to Montgomery Securities, Mr. Janney was an associate at Bankers’ Trust Company in its leveraged buyout/private equity group. Mr. Janney is Chairman of the board of directors of Dynavax Technologies Corporation, a biopharmaceutical company. Mr. Janney received a B.A. in History from Georgetown University and an M.B.A. from the Anderson School at the University of California, Los Angeles.

Michael B. Sweeney is 54 years old and has been a member of Corgentech’s board of directors since January 2001. Since July 2003, Mr. Sweeney has served as a general partner in the Medical Technology Group at InterWest Partners, a venture capital firm focusing on early stage investment opportunities in the medical technology sector. From January 2001 to July 2003, Mr. Sweeney was a venture partner at InterWest Partners. From January 1999 to January 2001, Mr. Sweeney was the Chairman, President and Chief Executive Officer of Epicor Medical, Inc., a cardiovascular medical device company. From August 1998 until January 2001, Mr. Sweeney was a medical device entrepreneur-in-residence at InterWest Partners. Mr. Sweeney is a founder of Ventritex, Inc., now part of St. Jude Medical. Mr. Sweeney received a B.A. in Political Science from Drake University.

Board Composition

Corgentech’s bylaws permit the board of directors to establish by resolution the authorized number of directors, and eight directors are currently authorized. In accordance with Corgentech’s restated certificate of incorporation, the board of directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire are elected to serve from the time of election and qualification until the third annual meeting following election. The combined company’s directors will be divided among the three classes as follows:

•	the Class I directors will be John P. McLaughlin, Charles M. Cohen and Carter H. Eckert, and their terms will expire at the annual meeting of stockholders to be held in 2007;

•	the Class II directors will be Richard B. Brewer, Arnold L. Oronsky and Michael F. Powell, and their terms will expire at the annual meeting of stockholders to be held in 2008; and

•	the Class III directors will be Rodney A. Ferguson and Thomas J. Colligan and their terms will expire at the annual meeting of stockholders to be held in 2006.

Corgentech’s restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of the board of directors into three classes with staggered three-year terms may delay or prevent a change of Corgentech’s management or a change in control.

Compensation Committee Interlocks and Insider Participation

The combined company’s compensation committee of the Board of Directors will consist of Dr. Ferguson, Mr. Brewer and Dr. Cohen. Dr. Ferguson will be the chairman of the compensation committee. Each member of the compensation committee is an “outside” director as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended. None of Corgentech’s executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on Corgentech’s board of directors or compensation committee.

Compensation of Directors

Corgentech

The non-employee members of Corgentech’s board of directors are reimbursed for travel, lodging and other reasonable expenses incurred in attending board of directors or committee meetings. Effective April 2005, the following cash compensation is paid to the non-employee members of Corgentech’s board of directors: Each of Corgentech’s directors who is not one of our employees is entitled to receive an annual cash retainer of $25,000 paid quarterly, and additional compensation of $2,000 for each meeting of the board of directors attended in person and $750 for each meeting of the board of directors attended telephonically. For committee meetings, additional compensation of $750 per meeting is paid for each meeting attended in person and by telephone. The chairman of Corgentech’s board of directors receives an additional annual cash retainer $5,000 paid quarterly. The chairman of Corgentech’s audit committee receives an additional annual cash retainer of $7,500 paid quarterly. The chairmen of Corgentech’s nominating and corporate governance committee and compensation committee each receive an additional annual cash retainer of $5,000 paid quarterly. In addition, pursuant to the 2003 Non-Employee Directors’ Stock Option Plan, beginning in 2005, each non-employee director will receive an annual option grant for 10,000 pre-split shares (2,500 post split shares) of Corgentech’s common stock on the day following each annual meeting of stockholders. These options will vest in 12 equal monthly installments over one year from the grant date, subject to the recipient’s continued service as a director. The exercise price of these options will be 100% of the fair market value of Corgentech’s common stock on the grant date in accordance with the terms of the 2003 Non-Employee Directors’ Stock Option Plan.

During 2004, Messrs. Brewer and Colligan, received $7,500 and $5,000, respectively, for attending board of directors and committee meetings. On February 17, 2005, in connection with their service as directors during 2004, Messrs. Brewer and Colligan each received a restricted stock award of 10,000 shares of common stock at no cost, with a fair market value on the date of grant of $6.35 per share as reported on the NASDAQ National Market. These restricted stock awards vest as follows: 50% of the shares will vest on February 17, 2007 and 50% of the shares will vest on February 17, 2008.

AlgoRx

The non-employee members of AlgoRx’s board of directors are reimbursed for reasonable expenses incurred in attending meetings of the board of directors. During 2004, in connection with his appointment as a director to the AlgoRx board of directors, Carter H. Eckert received an option grant of 20,000 shares of AlgoRx common stock at an exercise price of $2.50 per share. The option vests as follows: 25% of the total option grant vests at the one-year anniversary of the date of grant, and the remaining 75% of the total option grant vests in 36 monthly installments thereafter, subject to Mr. Eckert’s continuing service as a director. The vesting of such options will accelerate in connection with the merger and any unexercised portion of the option prior to the time the merger becomes effective will be canceled. Since April 2005, and in connection with his appointment as chairman of the board of directors of AlgoRx in 2005, Mr. Eckert receives cash compensation of $15,000 per month, and was awarded a participation interest in the AlgoRx 2005 Retention Bonus Plan. Please see “The Merger—Interests of AlgoRx’s Executive Officers and Directors in the Merger” on page 90 of this joint proxy statement/prospectus.

Compensation of Executive Officers

The following table sets forth all compensation awarded to, earned by or paid to our chief executive officer and our four other most highly compensated executive officers whose total salary and bonus exceeded $100,000 for services rendered to Corgentech during 2004. We refer to these individuals elsewhere in this joint proxy statement/prospectus as our “named executive officers.”

Summary Compensation Table

Long-Term Compensation Awards
		Annual Compensation						Securities Underlying
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation			All Other Compensation(1)	Restricted Stock(2)	Stock Options
John P. McLaughlin President and Chief Executive Officer	2004 2003 2002	$312,000 300,000 270,833	$150,000 — —	$	— 86,870 —	(3)	$2,097 552 529	$38,180 — —	— 775,000 —

Richard P. Powers Vice President and Chief Financial Officer	2004 2003 2002	264,160 253,982 240,000	90,000 — —		— — —		1,584 1,032 989	38,180 — —	25,000 96,250 —

Todd J. Lorenz, M.D. Former Chief Medical Officer	2004 2003 2002	247,250 230,000 230,000	37,000 — —		— — —		552 552 345	19,090 — —	25,000 72,500 —

Leslie M. McEvoy, Ph.D. Senior Vice President, Research	2004 2003 2002	260,000 249,936 189,792	106,256 18,640 17,456		— — —		240 240 230	38,180 — —	— 200,000 28,750

James Z. Huang(4) Senior Vice President, Commercial Operations and Business Development	2004 2003 2002	263,308 250,000 83,333	111,667 75,667 50,000		— — —		216 216 63	38,180 — —	— 100,000 125,000

(1)	Represents term life insurance premiums.
(2)	This reflects the value of shares of restricted stock calculated at $19.09 per share on the day of grant. Messrs. McLaughlin, Powers and Huang and Dr. McEvoy each received 2,000 shares.
(3)	Represents loan forgiveness in connection with the purchase of shares of our common stock.
(4)	Mr. Huang was promoted to President in September 2005. Mr. Huang joined Corgentech as Vice President, Business Development and Commercial Operations on August 30, 2002. Mr. Huang’s annualized salary in 2002 was $250,000.

Stock Option Grants and Exercises

Option Grants in 2004

The following table provides information concerning stock option grants to each of our named executive officers during the year ended December 31, 2004.

	Individual Grants				Potential Realizable Value Assumed Annual Rates of Stock Price Appreciation for Option Terms
	Number of Securities Underlying Options Granted	Percent of Total Options Granted in 2004	Exercise Price Per Share	Expiration Date

Name					5%	10%
John P. McLaughlin	—	—	—	—	—	—
Todd J. Lorenz, M.D.	25,000	2.5	$13.35	07/29/2014	$209,894	$531,912
Richard P. Powers	25,000	2.5	$13.35	07/29/2014	$209,894	$531,912
Leslie M. McEvoy, Ph.D.	—	—	—	—	—	—
James Z. Huang	—	—	—	—	—	—

(1)	Options granted to each individual were granted pursuant to the Corgentech 2003 Equity Incentive Plan and are subject to the terms of such plan. These options were granted at an exercise price equal to the fair market value of Corgentech common stock at the time of each grant.

The stock options granted in 2004 to Corgentech’s named executive officers have a ten-year term, subject to earlier termination if the optionholder’s service with us ceases. Under certain circumstances in connection with a change of control, the vesting of such option grants may accelerate and become immediately exercisable. Corgentech’s board of directors retains the discretion, under certain circumstances relating to changes in corporate structure that may affect Corgentech’s common stock, to modify the terms of outstanding options to reflect such changes and prevent the diminution or enlargement of benefits or potential benefits intended to be made available under the applicable stock plan.

The potential realizable value is calculated based on the ten-year term of the stock option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent Corgentech’s prediction of Corgentech’s stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

•	multiplying the number of shares of common stock subject to a given stock option by the exercise price per share;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the option; and

•	subtracting from that result the aggregate option exercise price.

Aggregate Option Exercises During 2004 and Option Values at December 31, 2004

The following table provides information concerning stock options exercised during the year ended December 31, 2004, and unexercised options held as of December 31, 2004, by each of the named executive officers.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004
			Exercisable	Unexercisable	Exercisable	Unexercisable
John P. McLaughlin	10,000	$70,800	765,000	—	$5,016,200	—
Richard P. Powers	—	—	96,250	—	641,450	—
Todd J. Lorenz, M.D.	—	—	55,000	—	359,400	—
Leslie M. McEvoy, Ph.D.	—	—	150,000	—	942,000	—
James Z. Huang	—	—	100,000	—	628,000	—

Amounts presented under the captions “Value Realized” and “Value of Unexercised In-the-Money Options at December 31, 2004” are based on $8.28 per share, which was the last reported sale price of Corgentech common stock on the NASDAQ National Market on December 31, 2004, the last trading day of Corgentech’s year ended December 31, 2004, minus the exercise price, multiplied by the number of shares subject to the stock option, without taking into account any taxes that may be payable in connection with the transaction. Corgentech’s 2003 Equity Incentive Plan allows for the early exercise of options granted. All options exercised early are subject to repurchase by Corgentech at the original exercise price. The repurchase right lapses over time.

Employment and Change in Control Agreements

John P. McLaughlin

In November 1999, Corgentech entered into a letter agreement with John P. McLaughlin, Corgentech’s Chief Executive Officer pursuant to which Mr. McLaughlin may only be terminated without cause upon the affirmative vote of two-thirds of the directors then in office, excluding Mr. McLaughlin. In the event Corgentech terminates Mr. McLaughlin’s employment without cause, he will receive six months of salary in a lump sum payment and Corgentech will continue to pay for his medical benefits for six months following such termination. Mr. McLaughlin’s letter agreement does not possess a termination date.

The letter agreement sets forth Mr. McLaughlin’s initial base salary of $250,000, which is subject to increase upon review annually by and at the sole discretion of our Compensation Committee and as approved by the Board of Directors. Mr. McLaughlin was also granted the right to purchase 300,000 shares of Corgentech common stock at $0.24 per share, subject to a repurchase right in Corgentech’s favor at the original purchase price of $0.24 per share, which lapsed as to 25% of the shares on January 1, 2001 and lapsed as to the remaining shares, ratably over 36 months through January 1, 2004. Corgentech also agreed to provide Mr. McLaughlin with a loan of $70,800 for the purpose of purchasing this common stock. Pursuant to its terms, the loan was forgiven on November 29, 2003.

Mr. McLaughlin’s letter agreement provides that all of his common stock will immediately vest and be released from the repurchase option if (1) Corgentech is consolidated or merged with or into another corporation, other than a related corporation, or substantially all of Corgentech’s assets are sold, and (2) Mr. McLaughlin is (a) terminated by Corgentech without cause, (b) is effectively terminated through demotion or a substantial reduction in his responsibilities, or (c) is required to work at a site more than 35 miles from his worksite prior to the consolidation or sale of assets.

Mr. McLaughlin was also granted certain registration and co-investment rights pursuant to the letter agreement. In May 2002, Corgentech entered into a Termination of Preemptive Rights and Registration Rights Agreement with Mr. McLaughlin, pursuant to which these rights were terminated and discharged.

Leslie M. McEvoy, Ph.D.

In August 2000, Corgentech entered into an offer letter with Leslie M. McEvoy, Corgentech’s Senior Vice President, Research setting forth her initial base salary of $140,000 per year. Dr. McEvoy was also granted a stock option to purchase 46,250 shares of Corgentech common stock at an exercise price of $0.24 per share. In addition, Corgentech agreed to provide Dr. McEvoy with a loan of $11,100 for the purpose of exercising this stock option. The loan was due in three annual installments of $3,700 and was paid in full on August 24, 2004. The offer letter provides that in the event of an acquisition or merger of Corgentech, all unvested shares subject to the stock option will immediately vest. Corgentech also agreed to provide Dr. McEvoy a second loan in the amount of $75,000 to purchase her primary residence. This loan was due in three annual installments of $12,500 and was paid in full on February 11, 2005. In June 2001, Corgentech entered into a bonus plan with Dr. McEvoy pursuant to which she is entitled to three cash bonus payments, each equal to $13,469, payable in June 2002, June 2003 and June 2004, provided she is continuously employed through the payment date. In August 2001, Corgentech entered into a second bonus plan with Dr. McEvoy pursuant to which she is entitled to three cash bonus payments, each equal to $3,987, payable in August 2002, August 2003 and August 2004, provided she is continuously employed through the payment date. Dr. McEvoy’s offer letter does not possess a termination date.

Richard P. Powers

In October 2001, Corgentech entered into an offer letter with Richard P. Powers, Corgentech’s Vice President and Chief Financial Officer, setting forth his initial base salary of $240,000 per year. Mr. Powers was also granted a stock option to purchase 100,000 shares of Corgentech common stock at an exercise price of $0.40 per share. In addition, Corgentech agreed to provide Mr. Powers with a loan of $39,600 for the purpose of exercising this stock option. This loan is due in full on December 19, 2005. The offer letter also provides that in the event of a merger or other change in control followed by an actual or constructive termination of Mr. Powers’ employment, all unvested shares subject to the stock option will immediately vest. In the event Corgentech terminates Mr. Powers’ employment without cause, he is entitled to receive salary, bonus and health benefits for a period of six months after the date of such termination and accelerated vesting on his unvested stock options equal to six months. Mr. Powers’ offer letter does not possess a termination date. In September 2005, Corgentech’s board of directors granted Mr. Powers a cash bonus of $55,000.

James Z. Huang

In September 2005, Corgentech’s board of directors elected James Z. Huang as Corgentech’s President, setting forth his initial base salary of $325,000 per year, and an initial target bonus payment of 35-45% of base salary. Mr. Huang was also granted a stock option to purchase 100,000 shares of Corgentech common stock at $2.52 per share. In June 2002, Corgentech agreed to provide Mr. Huang with a loan of $200,000 to purchase his primary residence. The loan is due in three annual installments of $66,667. In October 2002, Corgentech entered into a bonus plan with Mr. Huang pursuant to which he is entitled to three cash bonus payments of $75,667, $72,667 and $69,667 in October 2003, October 2004 and October 2005, respectively, or a pro rata portion thereof calculated based upon the number of days in the applicable year for which he remains continuously employed by Corgentech. Mr. Huang’s letter agreement does not possess a termination date. In September 2005, Corgentech’s board of directors granted Mr. Huang a cash bonus of $100,000.

Executive Change in Control and Severance Benefit Plan

On July 29, 2005, Corgentech’s board of directors approved the Corgentech Inc. Executive Change in Control and Severance Benefit Plan, or the Change in Control Plan. Pursuant to the Change in Control Plan, our chief executive officer, chief financial officer, senior vice presidents and vice presidents, each an eligible employee under the Change in Control Plan, will be entitled to certain benefits in the event of a covered termination. A covered termination in general means either: (a) an involuntary termination without cause which occurs within 3 months prior to, or 12 months following, the effective date of a change of control, or (b) a constructive termination with occurs within 12 months following the effective date of a change of control. In general, in the event of a covered termination, an eligible employee will be entitled to receive: (a) cash severance payments equal to (i) 50% of the eligible employee’s base salary and (ii) a pro rata portion of the eligible employee’s maximum annual target cash bonus; (b) continued health insurance coverage for 6 months; and (c) outplacement assistance for 3 months. In order to receive benefits under the Change in Control Plan, an eligible employee will be required to execute a general waiver and release at the time of the covered termination.

Please see “Certain Relationships and Related Transactions—Loans to Officers” on page 172 of this joint proxy statement/prospectus for a further description of certain loans to Corgentech’s officers.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other of our equity securities. Directors, executive officers and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during 2004, all Section 16(a) filing requirements applicable to our directors, executive officers and greater than ten percent stockholders were met.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Corgentech

Employment Agreements

Corgentech has entered into employment agreements, offer letters and bonus agreements with its executive officers. For more information regarding these agreements, see “Executive Compensation—Employment Agreements.”

Purchases of Securities

Since January 1, 2002, the following executive officers, directors and 5% or more stockholders have purchased securities in the amounts as of the dates set forth below.

	Common	Series C	Series C Warrants	Series D
Directors and Executive Officers
Victor J. Dzau	100,000	—	—	—
Leslie M. McEvoy	78,750	—	—	—
James Z. Huang	125,000	—	—	—

Entities Affiliated with Directors
Alta California Partners III, L.P.(1)	—	1,013,512	152,025	—
InterWest Partners VIII, L.P.(2)	—	1,013,511	172,294	—
J.P. Morgan Partners (SBIC), LLC(3)	—	3,690,200	456,078	—

Other 5% Security holders
HBM BioVentures (Cayman) Ltd.(4)	—	1,418,918	60,810	—
Bristol-Myers Squibb Company	—	—	—	2,079,002
Bear Stearns Health Innoventures, L.P.(5)	—	1,689,186	121,618	—

Price Per Share(6)	$0.40-1.20	$7.40	$0.00088-0.004	$9.62
Date(s) of Purchase	07/02-10/03	06/02-10/03	02/02-10/03	10/03

(1)	Represents shares held by (a) Alta California Partners III, L.P. and (b) Alta Embarcadero Partners III, LLC. Includes the conversion of convertible promissory notes, issued to the Alta Funds in February and May 2002, in the aggregate principal amount of $1,500,000, and in September and October 2003, in the aggregate principal amount of $2,500,000. The convertible promissory notes were converted into Series C preferred stock in June 2002 and October 2003, respectively, at a rate of $7.40 per share. Mr. Janney, one of Corgentech’s directors, is a Managing Director of Alta California Management Partners III, LLC, the general partner of Alta California Partners III, L.P. and a manager of Alta Embarcadero Partners III, LLC.
(2)	Represents shares held by (a) InterWest Partners VIII, L.P., (b) InterWest Investors Q VIII, L.P., and (c) InterWest Investors VIII, L.P. Includes the conversion of convertible promissory notes, issued to the InterWest Funds in February and May 2002, in the aggregate principal amount of $1,500,000, and in September and October 2003, in the aggregate principal amount of $3,000,000. The convertible promissory notes were converted into Series C preferred stock in June 2002 and October 2003, respectively, at a rate of $7.40 per share. Mr. Sweeney, one of Corgentech’s directors, is a Managing Director of InterWest Management Partners VIII, LLC, the general partner of the InterWest Funds.
(3)

Represents shares held by (a) J.P. Morgan Partners (SBIC), LLC, (b) J.P. Morgan Partners Global Investors, L.P., (c) J.P. Morgan Partners Global Investors A, L.P., (d) J.P. Morgan Partners Global Investors (Cayman), L.P., (e) J.P. Morgan Partners Global Investors (Cayman) II, L.P., and (f) J.P. Morgan Securities Inc. Includes

the conversion of convertible promissory notes, issued to J.P. Morgan Partners (SBIC), LLC in February and May 2002, in the aggregate principal amount of $1,500,000, and to J.P. Morgan Partners (SBIC), LLC and the J.P. Morgan Funds in September and October 2003, in the aggregate principal amount of $10,000,000. The convertible promissory notes were converted into Series C preferred stock in June 2002 and October 2003, respectively, at a rate of $7.40 per share. Dr. Ferguson, one of Corgentech’s directors, is a Managing Director of J.P. Morgan Partners (SBIC), LLC. He is also a Managing Partner of JPMP Capital Corp., the general partner of JPMP Global Investors, L.P., the general partner of J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P. and J.P. Morgan Partners Global Investors (Cayman) II, L.P.

(4)	Includes the conversion of convertible promissory notes, issued to HBM BioVentures (Cayman) Ltd. in September and October 2003, in the aggregate principal amount of $1,500,000. The convertible promissory notes were converted into Series C preferred stock in October 2003, at a rate of $7.40 per share.
(5)	Represents shares held by (a) BX, L.P., (b) Bear Stearns Health Innoventures, L.P., (c) Bear Stearns Health Innoventures Offshore, L.P., (d) Bear Stearns Health Innoventures Employee Fund, L.P., and (e) BSHI Members, L.L.C. Includes the conversion of convertible promissory notes, issued to the Bear Stearns Funds in September and October 2003, in the aggregate principal amount of $3,000,000. The convertible promissory notes were converted into Series C preferred stock in October 2003, at a rate of $7.40 per share.
(6)	The exercise price of the warrants to purchase Series C preferred stock is $7.40 per share.

Each share of Corgentech’s Series C and Series D preferred stock converted into one share of Corgentech common stock immediately prior to the closing of the initial public offering of Corgentech common stock on February 12, 2004.

Since January 1, 2002, Corgentech has entered into the following agreements with its executive officers, directors and holders of more than 5% of Corgentech voting securities.

Loans to Officers

Corgentech received promissory notes in exchange for loans from the following officers:

Officer	Date of Loan Execution	Principal Amount	Interest Rate	Largest Outstanding Balance During 2004	Outstanding Balance as of December 31, 2004	Amount and Dates of Principal Repayment
John P. McLaughlin(1)	January 19, 2000	$70,800	5.88%	0	0	January 19, 2004

Leslie M. McEvoy(2)	June 28, 2001	$75,000	7.75	$59,687	$47,672	$12,500 on June 28, 2002 $12,500 on June 28, 2003 $12,500 on June 28, 2004 $37,500 on February 11, 2005

Leslie M. McEvoy(3)	August 24, 2001	$11,100	7.75	$3,787	0	$3,700 on August 24, 2002 $3,700 on August 24, 2003 $3,700 on August 24, 2004

James Z. Huang(4)	October 11, 2002	$200,000	4.50	$140,083	$67,417	$66,666 on October 11, 2003 $66,666 on October 11, 2004 $66,666 on October 11, 2005

(1)	This loan is evidenced by a full recourse promissory note and was used to purchase 300,000 shares of our common stock. Pursuant to its terms, the loan was forgiven on November 29, 2003.
(2)	This loan is evidenced by a full recourse promissory note and was used to purchase Dr. McEvoy’s primary residence. Pursuant to its terms, the loan was paid in full on February 11, 2005.
(3)	This loan is evidenced by a full recourse promissory note and was used to purchase 46,250 shares of Corgentech common stock. Pursuant to its terms, the loan was paid in full on August 24, 2004.
(4)	This loan is evidenced by a full recourse promissory note and was used to purchase Mr. Huang’s primary residence.

Under applicable law, Corgentech cannot extend the term or otherwise modify these notes.

Corgentech Director and Officer Indemnification

Corgentech has entered into an indemnification agreement with each of its directors and officers for the indemnification of, and advancement of expenses to, these persons to the full extent permitted by Delaware law. Corgentech also intends to enter into an indemnification agreement with each of its future directors and officers.

At present Corgentech is not aware of any pending litigation or proceeding involving any of its directors, officers, employees or agents in such person’s capacity with Corgentech where indemnification will be required or permitted. Corgentech is also not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

Corgentech believes that all of the transactions set forth above were made on terms no less favorable to Corgentech than could have been obtained from unaffiliated third parties. All future transactions between Corgentech and its officers, directors, principal stockholders and their affiliates will be approved by a majority of Corgentech’s board of directors, including a majority of the independent and disinterested directors, and will continue to be on terms no less favorable to Corgentech than could be obtained from unaffiliated third parties.

AlgoRx

Employment Agreements

AlgoRx has entered into an employment agreement with Ronald M. Burch and a letter agreement with Jeffrey A. Rona. Each of these agreements provide for an employment at-will arrangement and can be terminated by AlgoRx or the employees at any time. Under Dr. Burch’s employment agreement, dated March 30, 2001, he serves as chief executive officer of AlgoRx. Dr. Burch’s salary and bonus have been adjusted annually by AlgoRx’s board of directors, and Dr. Burch earned a salary of $307,300 and a bonus of $41,700 for 2004. Under Mr. Rona’s letter agreement, dated September 3, 2002, he serves as AlgoRx’s vice president—finance. Since February 2004, Mr. Rona has also served as AlgoRx’s chief financial officer. Mr. Rona’s compensation has been adjusted annually by AlgoRx’s board of directors, and Mr. Rona earned a salary of $197,000 and a bonus of $25,000 for 2004.

Purchases of Securities

Since March 6, 2001, the following executive officers, directors, holders of more than 5% of AlgoRx’s capital stock and members of such person’s immediate family purchased securities in the amounts and as of the dates shown below.

Name of Purchaser	Number of Shares of Common Stock	Number of Shares of Series A Preferred Stock	Number of Shares of Series B Preferred Stock	Number of Shares of Series C Preferred Stock
Entities Affiliated with Directors:
Entities affiliated with InterWest Partners(1)	—	3,000,000	4,676,923	16,877,637
Entities affiliated with J.P. Morgan Partners(2)	—	3,000,000	4,676,923	16,877,637
Entities affiliated with Sofinnova Ventures(3)	—	3,000,000	2,338,462	6,683,544
Other 5% Stockholders:
Entities affiliated with Advent International(4)	—	—	—	11,814,345
Entities affiliated with Index Ventures(5)	—	—	—	9,282,700
Entities affiliated with Pacific Rim(6)	—	—	—	9,282,700
S.R. One, Limited	—	—	—	9,282,700
Directors and Executive Officers:
Ronald M. Burch, M.D., Ph.D.	100,000	100,000	—	—
Jeffrey A. Rona	—	—	—	—
Charles M. Cohen, Ph.D.	—	—	—	—
Rodney A. Ferguson, Ph.D.	—	—	—	—
Arnold L. Oronsky, Ph.D.	—	—	—	—
Michael F. Powell, Ph.D.	—	—	—	—
Carter H. Eckert	—	—	—	—
Price Per Share:	$0.01	$1.00	$1.30	$0.5925
Date(s) of Purchases:	03/01	04/09/01	03/02	02/04

(1)	Represents shares held by InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P., and InterWest Investors VIII, L.P. Includes the conversion of convertible promissory notes, issued to the InterWest Funds in April 2003, in the aggregate principal amount of $3,920,000. The convertible promissory notes were converted into Series C preferred stock in February 2004 at a rate of $0.5925 per share. Dr. Arnold L. Oronsky, one of AlgoRx’s directors, is a Managing Director of InterWest Management Partners VIII, LLC, the general partner of InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P., and InterWest Investors VIII, L.P.
(2)	Represents shares held by J.P. Morgan Partners (SBIC), LLC, J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., and J.P. Morgan Partners Global Investors (Cayman) II, L.P. Includes the conversion of convertible promissory note, issued to J.P. Morgan Partners (SBIC), LLC in April 2003, in the aggregate principal amount of $3,920,000. The convertible promissory note was converted into Series C preferred stock in February 2004 at a rate of $0.5925 per share. Dr. Rodney A. Ferguson, one of AlgoRx’s directors, is a Managing Director of J.P. Morgan Partners (SBIC), LLC, and JPMP Capital Corp.
(3)	Represents shares held by Sofinnova Partners V, LP, Sofinnova Affiliates V, LP. and Sofinnova Venture Principals V, LP. Includes the conversion of convertible promissory notes, issued to Sofinnova Partners V, LP, Sofinnova Affiliates V, LP. and Sofinnova Venture Principals V, LP. in April 2003, in the aggregate principal amount of $1,960,000. The convertible promissory notes were converted into Series C preferred stock in February 2004 at a rate of $0.5925 per share. Dr. Michael F. Powell, one of AlgoRx’s directors, is a managing director of each of these partnerships.

(4)	Represents shares held by Advent Healthcare and Life Science III LP, Advent Healthcare and Life Sciences III-A, LP, Advent Partners HLS III LP and Advent Partners II LP.
(5)	Represents shares held by Index Ventures II (Jersey) II LP, Index Ventures II (Delaware) LP, Index Ventures II GmbH Co. KG, Index Ventures II Parallel Entrepreneur Fund (Jersey-A) LP, Index Ventures II Parallel Entrepreneur Fund (Jersey-A) LP and Index Ventures Management SA on behalf of Index Employee Investment Plan.
(6)	Represents shares held by Pacific Rim AQUA Life Science No. 1 Investment Partnership, Pacific Rim AQUA Life Science No. 2 Investment Partnership, Pacific Rim AQUA Life Science No. 3 Investment Partnership, Pacific Rim AQUA Life Science No. 4 Investment Partnership and Pacific Rim AQUA Life Science No. 5 Investment Partnership.

AlgoRx Director and Officer Indemnification

AlgoRx’s certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. AlgoRx’s bylaws provide that AlgoRx will indemnify its directors and officers to the fullest extent permitted by law, including if he or she is serving as a director, officer, employee or agent of another company at its request. AlgoRx’s bylaws also permit AlgoRx to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us.

There is no pending litigation or proceeding involving any of AlgoRx’s directors or executive officers as to which indemnification is required or permitted, and AlgoRx is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

AlgoRx Other Agreements

AlgoRx entered into a Second Amended and Restated Voting Agreement, a Second Amended and Restated Co-Sale Agreement, and a Second Amended and Restated Investor Rights Agreement with Ronald M. Burch, and each of the other holders of AlgoRx preferred stock, which includes the five percent stockholders listed under the caption “Beneficial Ownership of AlgoRx Shares.” The Second Amended and Restated Voting Agreement and the Second Amended and Restated Co-Sale Agreement will terminate at the effective time of the merger. The Second Amended and Restated Investor Rights Agreement provides the holders of AlgoRx preferred stock with rights relating to the registration of their shares of common stock, or common stock issuable upon conversion of preferred stock including demand, piggyback and Form S-3 registration rights. These rights will survive the merger and will terminate with respect to a particular stockholder when (a) Rule 144 or another similar exemption under the Securities Act is available for the sale of all of the such stockholder’s (and its affiliates’) securities within a three month period or (b) such stockholder (together with its affiliates) holds less than one percent of the outstanding capital stock of the company.

COMBINED COMPANY

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table and the notes thereto set forth certain information with respect to the beneficial ownership of the combined company upon consummation of the merger, by each director and executive officer of Corgentech and AlgoRx and by each person or group who is known to the management of Corgentech and AlgoRx to be the beneficial owner of more than 5% of the combined company at the consummation of the merger. This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Where information regarding stockholders is based on Schedules 13D and 13G, the number of shares owned is as of the date for which information was provided in such schedules. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable and the voting agreements entered into by certain directors and executive officers of Corgentech with AlgoRx, Corgentech and AlgoRx believe that each of the persons named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. In addition, the table below assumes the conversion of all 130,546,942 shares of AlgoRx preferred stock into 14,275,747 shares of AlgoRx common stock. Percentages of shares in Corgentech are based on 28,074,114 shares outstanding as of September 30, 2005, percentages of shares in AlgoRx are based on 15,431,291 shares of common stock and preferred stock on an as-converted basis outstanding as of September 30, 2005 and percentages of shares in the combined company are based on 80,706,692 shares outstanding upon the consummation of the merger, adjusted as required by rules promulgated by the SEC. Shares of Corgentech common stock subject to options that are currently exercisable or are exercisable within 60 days after September 30, 2005 are treated as outstanding and beneficially owned by the person holding them for the purpose of computing the percentage ownership of Corgentech of that person but are not treated as outstanding for the purpose of computing the percentage ownership of Corgentech of any other person. Shares of AlgoRx common stock subject to options that are currently exercisable or are exercisable within 60 days after September 30, 2005 are treated as outstanding and beneficially owned by the person holding them for the purpose of computing the percentage ownership of AlgoRx of that person but are not treated as outstanding for the purpose of computing the percentage ownership of AlgoRx of any other person.

Name and Address of Beneficial Owner	Percentage of Shares in Corgentech	Percentage of Shares in AlgoRx	Percentage of Shares in the Combined Company
5% Stockholders
Entities affiliated with J.P. Morgan Partners (SBIC), LLC	13.8%	18.9%	17.1%
Entities affiliated with Alta California Partners III, L.P.	7.5	—	2.8
Entities affiliated with AMVESCAP PLC	7.4	—	2.8
Bristol-Myers Squibb Company	7.4	—	2.8
Entities affiliated with InterWest Partners VIII, L.P.	6.0	18.9	14.4
Entities affiliated with Biotechnology Value Funds	5.1	—	1.9
Entities affiliated with Sofinnova Ventures	—	9.7	6.2
Entities affiliated with Advent International	—	7.7	5.4
Entities affiliated with Index Ventures	—	6.0	4.2
Entities affiliated with Pacific Rim	—	6.0	4.2
S.R. One, Limited	—	6.0	4.2

Name and Address of Beneficial Owner	Percentage of Shares in Corgentech	Percentage of Shares in AlgoRx	Percentage of Shares in the Combined Company
Directors and Executive Officers
Richard B. Brewer	*	—	*
Thomas J. Colligan	*	—	*
Victor J. Dzau, M.D.	2.1	—	*
Rodney A. Ferguson, Ph.D.	13.8	18.9	17.1
Daniel S. Janney	7.6	—	2.8
Michael B. Sweeney	6.0	—	14.4
John P. McLaughlin	4.2	—	1.6
Patrick A. Broderick	*	—	*
James Z. Huang	1.4	—	*
Leslie M. McEvoy, Ph.D.	1.2	—	*
Richard P. Powers	1.1	—	*
Ronald M. Burch, M.D., Ph.D.	—	3.3	1.0
Jeffrey A. Rona	—	*	*
Charles M. Cohen, Ph.D.	—	7.7	5.4
Arnold L. Oronsky, Ph.D.	—	18.9	14.4
Michael F. Powell, Ph.D.	—	9.7	6.2
Carter H. Eckert	—	*	*

COMPARATIVE RIGHTS OF CORGENTECH STOCKHOLDERS

AND ALGORX STOCKHOLDERS

Both Corgentech and AlgoRx are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the Delaware General Corporation Law, or the DGCL. Before the consummation of the merger, the rights of holders of AlgoRx common stock and holders of AlgoRx preferred stock are also governed by the third amended and restated certificate of incorporation of AlgoRx and the bylaws of AlgoRx. After the consummation of the merger, AlgoRx stockholders will become stockholders of Corgentech, and their rights will be governed by the DGCL, the amended and restated certificate of incorporation of Corgentech, and the amended and restated bylaws of Corgentech.

The following is a summary of the material differences between the rights of AlgoRx stockholders and the rights of Corgentech stockholders under each company’s respective certificate of incorporation and bylaws. While we believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Corgentech and AlgoRx stockholders and is qualified in its entirety by reference to the DGCL and the various documents of Corgentech and AlgoRx that we refer to in this summary. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer to in this joint proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Corgentech and being a stockholder of AlgoRx. Corgentech and AlgoRx have filed their respective documents referred to herein with the SEC and will send copies of these documents to you upon your request. See the section entitled “Where You Can Find More Information.”

	AlgoRx	Corgentech
Authorized Capital Stock	AlgoRx’s certificate of incorporation authorizes the issuance of 311,246,020 shares, consisting of two classes: 173,840,266 shares of common stock, $0.001 par value per share, and 137,405,754 shares of preferred stock, $0.001 par value per share.	Corgentech’s certificate of incorporation authorizes the issuance of 105,000,000 shares, consisting of two classes: 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

Number of Directors	AlgoRx’s bylaws and certificate of incorporation provide that the number of directors shall be fixed by the board of directors, subject to the affirmative vote of 65% of the shares of preferred stock, voting together as a single class, and if applicable, a majority of the shares of Series C preferred stock, voting as a separate class.	Corgentech’s certificate of incorporation provides that the number of directors shall be fixed exclusively by one or more resolutions adopted by a majority of the authorized number of directors constituting the board of directors.

Cumulative Voting	AlgoRx’s certificate of incorporation does not provide for cumulative voting, and as a result, holders of AlgoRx capital stock have no cumulative voting rights in connection with the election of directors.	Corgentech’s certificate of incorporation does not provide for cumulative voting, and as a result, holders of Corgentech common stock have no cumulative voting rights in connection with the election of directors.

Classification of board of directors	AlgoRx does not have a classified board of directors. AlgoRx’s bylaws provide that the directors shall be elected at each annual meeting of AlgoRx’s stockholders to serve for a term of one year.	Corgentech has a classified board of directors. Corgentech’s certificate of incorporation provides that the board of directors is divided into three classes, with board of directors members serving three year terms.

	AlgoRx	Corgentech
Removal of Directors	AlgoRx’s bylaws provide that any director or the entire board of directors may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the outstanding shares of voting stock of AlgoRx, entitled to vote at an election of directors or (ii) without cause by the affirmative vote of the holders of a majority of the outstanding shares of voting stock of AlgoRx, entitled to vote at an election of directors.	Corgentech’s certificate of incorporation provides that any director or the entire board of directors may be removed from office at any time with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of voting stock of Corgentech, entitled to vote at an election of directors.

Vacancies on the board of directors	AlgoRx’s bylaws provide that any vacancy on the board of directors shall, unless the board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the board of directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.	Corgentech’s certificate of incorporation provides that any vacancy on the board of directors shall, unless the board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the board of directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

Stockholder Action by Written Consent	AlgoRx’s bylaws provide that any action required to be taken at any annual or special meeting of the stockholders may be taken by written consent if the written consent is signed by the holders of outstanding shares of voting stock required to authorize or take such action.	Corgentech’s certificate of incorporation and bylaws specify that no action shall be taken by the stockholders except at an annual or special meeting of the stockholders and that no action shall be taken by the stockholders by written consent.

Amendment of Certificate of Incorporation	AlgoRx’s certificate of incorporation may be amended by the affirmative vote of a majority of the shares of common stock and preferred stock voting as a single class, 65% of the shares of preferred stock, voting together as a single class, and a majority of the shares of Series C preferred stock, voting as a separate class.	Corgentech’s certificate of incorporation may be amended in any manner otherwise permitted by law, with the exception that Article V (relating to the composition of the board of directors, alterations and amendments to Corgentech’s bylaws, stockholder meetings and stockholder nominations for the election of directors and proposals for other business), Article VI (relating to director indemnification) and Article VII (relating to amendments and alterations to Corgentech’s certificate of incorporation) require the affirmative vote of the holders of 66 2/3% of the voting power of all of the then-outstanding shares of voting stock, voting together as a single class.

	AlgoRx	Corgentech
Amendment of Bylaws	AlgoRx’s bylaws may be amended by the board of directors, subject to the affirmative vote of 65% of the shares of preferred stock, voting together as a single class, and a majority of the shares of Series C preferred stock, voting as a separate class.	Corgentech’s bylaws may be amended by the affirmative vote of the holders of 66 2/3% of the voting power of all the then-outstanding shares of voting stock, voting together as a single class. Corgentech’s bylaws also permit the board of directors to adopt, amend or repeal the bylaws. However, any repeal or modification of the indemnification provisions of Corgentech’s bylaws will only be prospective and will not affect the indemnification rights under Corgentech’s bylaws in effect at the time of any action or omission giving rise to a claim for indemnification.

Special meetings of Stockholders	AlgoRx’s bylaws provide that special meetings of the stockholders may be called for any purpose by (i) the chairman of the board of directors, (ii) the chief executive officer, (iii) the board of directors pursuant to a resolution adopt by a majority of the total number of authorized directors, or (iv) the holders of 10% of the outstanding shares entitled to vote at the meeting.	Corgentech’s bylaws provide that special meetings of the stockholders may be called, for any purpose, by (i) the chairman of the board of directors, (ii) the chief executive officer or (iii) the board of directors pursuant to a resolution adopt by a majority of the total number of authorized directors.

Notice of Stockholder Meetings	AlgoRx’s bylaws require that notice of a meeting shall be given to stockholders not less than 10 days or more than 60 days before the date of the meeting	Corgentech’s bylaws require that notice of a meeting shall be given to stockholders not less than 10 days or more than 60 days before the date of the meeting.

Delivery and Notice Requirements of Stockholder Nominations and Proposals

AlgoRx’s bylaws provide that in order for a stockholder to make a nomination or propose business at an annual meeting of the stockholders, the stockholder must give timely written notice to AlgoRx’s secretary not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided however, that if the date of the annual meeting has changed by more than 30 days from the date of the preceding year’s annual meeting, notice by the stockholder to be timely must be received not later than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which a public announcement of the date of the meeting was made.

Corgentech’s bylaws provide that in order for a stockholder to make a nomination or propose business at an annual meeting of the stockholders, the stockholder must give timely written notice to Corgentech’ secretary not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided however, that if the date of annual meeting has changed by more than 30 days from the date of the preceding year’s annual meeting, notice by the stockholder to be timely must be received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which a public announcement of the date of the meeting was made.

	AlgoRx	Corgentech

The AlgoRx stockholder’s written notice must set forth: (i) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on AlgoRx’s books, and of such beneficial owner, (ii) the class and number of shares of AlgoRx which are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of AlgoRx’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of AlgoRx’s voting shares to elect such nominee or nominees.

The Corgentech stockholder’s written notice must set forth: (i) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on Corgentech’s books, and of such beneficial owner, (ii) the class and number of shares of Corgentech which are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of Corgentech’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of Corgentech’s voting shares to elect such nominee or nominees.

Proxy	AlgoRx’s bylaws provide that every person entitled to vote or execute consents shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three years from its date of creation unless the proxy provides for a longer period.	Corgentech’s bylaws provide that every person entitled to vote shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three years from its date of creation unless the proxy provides for a longer period.

	AlgoRx	Corgentech
Preemptive Rights	AlgoRx’s certificate of incorporation and bylaws are silent as to preemptive rights.	Corgentech’s certificate of incorporation does not grant any preemptive rights. Corgentech’s bylaws are silent as to preemptive rights.

Dividends

AlgoRx’s bylaws provide that, subject to the provisions of AlgoRx’s certificate of incorporation and applicable law, the board of directors may declare dividends pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the certificate of incorporation and applicable law. Before payment of any dividend, the board of directors may set aside any funds of the company available for dividends as the board of directors from time to time, in its absolute discretion, thinks proper as a reserve for any purpose the board of directors thinks conducive to the interests of AlgoRx.

AlgoRx’s certificate of incorporation provides that the Series C preferred stock, in preference to the Series A preferred stock, Series B preferred stock and common stock, shall be entitled to receive, when and as declared by the board of directors, but only out of funds that are legally available therefor, cash dividends at the rate of 8% of $0.5925 per annum on each outstanding share of Series C preferred stock. The holders of Series A preferred stock and holders of the Series B preferred stock, after the dividend has been distributed in full to the holders of the Series C preferred stock, and in preference to the holders of common stock, shall be entitled to receive, when and as declared by the board of directors, but only out of funds that are legally available therefor, cash dividends at the rate of (i) 8% of $1.00 per annum on each outstanding share of Series A preferred stock and (ii) 8% of $1.30 per annum on each outstanding share of Series B preferred stock.

Corgentech’s bylaws provide that, subject to the provisions of Corgentech’s certificate of incorporation and applicable law, the board of directors may declare dividends pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of capital stock, subject to the provisions of the certificate of incorporation and applicable law. Before payment of any dividend, the board of directors may set aside any funds of the company available for dividends as the board of directors from time to time, in its absolute discretion, thinks proper as a reserve for any purpose the board of directors thinks conducive to the interests of Corgentech.

Limitation of Personal Liability of Directors	AlgoRx’s certificate of incorporation provides that liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law.	Corgentech’s certificate of incorporation provides that liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law.

	AlgoRx	Corgentech
Furthermore, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated to the fullest extent permitted by the DGCL, as so amended.

Indemnification of Officers and Directors

AlgoRx’s certificate of incorporation provides that the company shall, to the maximum extent permitted from time to time under the DGCL, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was or has agreed to be a director or officer of the company or while a director or officer is or was serving at the request of the company as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, tryst of other enterprise, including service with respect to employee benefit plans, against any and all expenses (including attorney’s fees and expenses), judgments, fines, penalties and amounts paid in settlement or incurred in connection with the investigation, preparation to defend or defense of any such action, suit, proceeding or claim; provided, however, that the foregoing shall not require the company to indemnity or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such persons. Such indemnification shall not be exclusive of other indemnification rights arising under any bylaw, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such persons.

AlgoRx’s bylaws require that the company shall indemnify its directors and officers to the fullest extent not prohibited by the DGCL or any other applicable law; provided, however, that the company may modify the extent of such indemnification by individual contracts with its directors

Corgentech’s bylaws require that the company shall indemnify its directors and officers to the fullest extent not prohibited by the DGCL or any other applicable law; provided, however, that the company may modify the extent of such indemnification by individual contracts with its directors and officers. The company shall not be required to indemnify any director or officer in connection with any proceeding initiated by the person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the board of directors, (iii) such indemnification is provided by the company, in its sole discretion, pursuant to the powers vested in the company under the DGCL or any other applicable law or (iv) such indemnification is required to be made under the provisions of the bylaws.

The company shall have power to indemnify its employees and other agents as set forth in the DGCL or any other applicable law.

Corgentech shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, because such person is or was a director or officer of the company, or is or was serving at the request of the company as a director or officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, all expenses incurred by any director or officer in connection with such proceeding, provided, however, that, if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such

AlgoRx	Corgentech

and officers. The company shall not be required to indemnify any director or officer in connection with any proceeding initiated by the person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the board of directors, (iii) such indemnification is provided by the company, in its sole discretion, pursuant to the powers vested in the company under the DGCL or any other applicable law or (iv) such indemnification is required to be made under the provisions of the bylaws.

The company shall have power to indemnify its employees and other agents as set forth in the DGCL or any other applicable law.

AlgoRx shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the company, or is or was serving at the request of the company as a director or officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding, provided, however, that, if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the company of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under the bylaws or otherwise.

indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the company of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under the bylaws or otherwise.

	AlgoRx	Corgentech
Dissenters’ Rights	Appraisal rights are available to AlgoRx stockholders. For additional information, see the section entitled “The Merger Agreement—Delaware Appraisal Rights” above.	Appraisal rights are not available to Corgentech stockholders with respect to the merger.

Certain Business Combination Restrictions	Under Delaware law a closely held corporation such as AlgoRx can elect to be governed by §203 of the DGCL. AlgoRx has not made this election and is therefore not governed by §203 of the DGCL.	Under Delaware law a corporation can elect not to be governed by §203 of the DGCL, which generally protects publicly traded Delaware corporations from hostile takeovers and from certain actions following such takeovers. Corgentech has not made this election and is therefore governed by §203 of the DGCL.

Vote on Business Combinations	Neither the AlgoRx certificate of incorporation nor its bylaws contain any provisions relating to business combinations.	Neither the Corgentech certificate of incorporation nor its bylaws contain any provisions relating to business combinations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CORGENTECH

For “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the year ended December 31, 2004, please see Item 7 in Corgentech’s Annual Report on Form 10-K/A, attached as Annex I to this joint proxy statement/prospectus.

For “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the three months ended March 31, 2005, please see Item 2 in Corgentech’s Quarterly Report on Form 10-Q, attached as Annex J to this joint proxy statement/prospectus.

For “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the three months ended June 30, 2005, please see Item 2 in Corgentech’s Quarterly Report on Form 10-Q, attached as Annex K to this joint proxy statement/prospectus.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For “Quantitative and Qualitative Disclosures about Market Risk” for the three months ended June 30, 2005, please see Item 3 in Corgentech’s Quarterly Report on Form 10-Q, attached as Annex K to this joint proxy statement/prospectus.

INFORMATION REGARDING ALGORX’S BUSINESS

Overview

AlgoRx is an emerging pharmaceutical company focused on developing and commercializing a diversified portfolio of pharmaceutical product candidates to address pain, a large and underserved market. AlgoRx’s pipeline consists of two clinical product candidates, ALGRX 3268 and ALGRX 4975, and one preclinical product candidate, ALGRX 1207. ALGRX 4975 (capsaicin for injection and capsaicin gel for intraoperative use) is being developed as a long lasting, site-specific treatment for moderate to severe pain in three programs and is currently being evaluated in four Phase 2 clinical trials. ALGRX 3268 (PowderJect® Dermal Lidocaine) is a lidocaine powder delivered into the skin by means of AlgoRx’s proprietary needle-free dispenser. AlgoRx recently completed enrollment in two Phase 3 clinical trials of ALGRX 3268. In the first Phase 3 clinical trial, the primary endpoint was achieved (p = 0.007). Data from the second trial is expected to be available in the fourth quarter of 2005. AlgoRx is also developing ALGRX 1207, a new molecular entity, as a topical local anesthetic for use in a variety of pain conditions. ALGRX 1207 is undergoing preclinical development and AlgoRx expects to initiate a Phase 1 clinical trial in 2006.

AlgoRx’s most advanced product candidate, ALGRX 3268, is a powder formulation of the local anesthetic lidocaine delivered into the skin using its proprietary needle-free dispenser. AlgoRx is evaluating the use of ALGRX 3268 to reduce the pain experienced by patients from needle-sticks in procedures where blood is drawn or intravenous lines are inserted. AlgoRx recently completed enrollment for two Phase 3 clinical trials of ALGRX 3268. The primary end point of the first trial was achieved (p = 0.007). AlgoRx expects to announce the results from its second Phase 3 during the fourth quarter of 2005. AlgoRx’s goal is to submit a new drug application, or NDA, with the FDA for ALGRX 3268 during 2006.

AlgoRx is developing ALGRX 4975 in three programs, which address site-specific, moderate to severe pain in acute or chronic settings:

•	for use during surgical procedures to treat patients who are at risk for developing severe postsurgical pain;

•	to treat patients with post-trauma neuropathic pain; and

•	to treat patients with chronic pain associated with musculoskeletal diseases.

To date, AlgoRx has tested ALGRX 4975, of which the active ingredient is capsaicin, using an injectable liquid. AlgoRx will continue using this liquid formulation in the latter two programs, but for the postsurgical pain program, AlgoRx plans to also evaluate a gel formulation, which may provide greater ease of use during surgical procedures.

AlgoRx has evaluated ALGRX 4975 in one Phase 1 clinical trial and six Phase 2 clinical trials in a variety of procedures and conditions. Three Phase 2 clinical trials underway and a fourth is planned to further evaluate ALGRX 4975.

ALGRX 1207 is a new molecular entity that AlgoRx in-licensed in October 2004 and is developing in preclinical trials as a topical local anesthetic. AlgoRx intends to develop ALGRX 1207 as a therapy for chronic neuropathic pain stemming from skin diseases and to reduce the pain associated with surgical procedures on the skin. AlgoRx plans to file an investigational new drug, or IND, application covering ALGRX 1207 with the FDA in the first half of 2006.

AlgoRx’s goal is to commercialize drugs for the treatment of acute and chronic pain, which it believes are poorly served by existing therapies. AlgoRx believes that its understanding of the mechanisms of pain combined with its management’s clinical development expertise in pain therapeutics will continue to enable it to identify, in-license or acquire, and develop promising potential products for treating painful conditions that are not adequately treated with existing drugs or other therapies.

Pain Management Market

Pain is a worldwide problem with serious health and economic consequences. The medical effort to treat pain, known as pain management, addresses a large and under-served market. Global Industry Analysts, Inc. estimates that the worldwide prescription market for pain drugs totaled over $28 billion in 2003. IMS Health estimates that nearly $18 billion was spent in 2003 on prescription pain drugs in the United States. In the United States:

•	medical economists estimate that the economic impact of pain is approximately $100 billion annually. Pain in the hospital is associated with increased length of stay, longer recovery times and poorer patient outcomes, all of which have health care quality and cost implications;

•	approximately 25 million Americans experience acute pain each year due to injury or surgery, according to the American Pain Society; and

•	approximately 48 million Americans suffer chronic pain, according to the National Pain Survey published in 1999 by Ortho-McNeil Pharmaceutical, Inc.

According to a Global Strategic Business Report published in 2004 by Global Industry Analysts, Inc., the prescription pain management market is anticipated to grow at a compounded annual growth rate of 9% through 2010 due to a number of factors, including:

•	a rapidly aging population with an increasing need and desire to address pain-related ailments;

•	longer survival times for patients with painful chronic conditions, such as cancer and AIDS;

•	patients’ increased demand for effective pain relief; and

•	increasing recognition of the therapeutic and economic benefits of effective pain management by physicians, other health care providers and payors.

Analgesic Drugs

Drugs that treat pain are referred to as analgesics, and the type of analgesic selected for treatment depends principally upon the severity of the pain. For mild pain, weak analgesics such as acetaminophen or nonsteroidal antiinflammatory drugs, or NSAIDs, such as ibuprofen are used. For moderate pain, NSAIDs, weak opioids such as codeine or short-acting formulations of strong opioids may be used. Severe pain requires strong opioids such as morphine, oxycodone, hydrocodone or fentanyl.

The table below sets forth selected major classes of analgesics, examples of product brands within each class and the corresponding prescription revenues in 2003 for each class as prescribed to treat pain, as reported by IMS Health:

Class	Example	2003 US Revenues
		(millions)
NSAIDs (including COX-2)	Celebrex®, Bextra®, diclofenac	$6,271
Opioids (all delivery methods)	OxyContin®, Percocet®, Duragesic®, injectable morphine, Ultram®	5,037
Antiepileptics (prescribed for pain)	Neurontin®	928
Local anesthetics (injectable and topical)	lidocaine	503

Source: IMS Health, IMS National Sales Perspectives™; Retail and Provider, December 2003.

Shortcomings of Current Pain Management

Despite widespread clinical use of drugs for pain, pain management remains less than optimal due to a variety of factors, including:

•

Insufficient efficacy. Opioids, the current standard of care for severe nociceptive pain, reduce pain less than 50% in a majority of situations. Neuropathic pain is difficult to treat with existing analgesics because of the differing types of nerves and organs involved in, and types of injuries causing, this kind of pain. Neuropathic pain does not respond to treatment with NSAIDs and responds poorly to treatment with opioids at doses that do not impair the ability of patients to live reasonably active lifestyles.

•	Lack of site specificity. Most analgesics, including opioids and NSAIDs, are given orally or by intravenous infusion and thereby subject the patient to high circulating concentrations of drug, even though most types of pain are experienced in discrete parts of the body. Opioids must be given by mouth or infusion because they provide pain relief by acting on nerves all over the body: in the spinal cord, in the brain and at the site of injury. As a consequence, opioids do not provide site-specific pain relief because their action is not targeted specifically to the area of the body that is experiencing pain. Moreover, circulating drugs cause side effects at parts of the body unrelated to the perception of pain. Although there are currently means of delivering site-specific analgesia, such as by injection of short-acting anesthetics into joints such as the ankle or knee, these techniques are reserved to provide relatively short-term anesthesia prior to surgery and are not appropriate for long-term pain relief.

•	Occurrence of side effects. NSAIDs may cause gastrointestinal ulcers, and between 10,000 and 20,000 patients die each year from gastrointestinal bleeding believed to be related to the use of NSAIDs. Use of opioids is associated with nausea and vomiting in many patients. High-dose opioids cause sedation and may also cause respiratory depression, or a decrease in the ability to breathe spontaneously. Opioids used chronically can cause severe constipation that leads many patients to stop using them, and opioids may sometimes cause severe itching. All of the drugs used to treat neuropathic pain frequently cause problems with coordination and sedation.

•	Need for frequent dosing. Drugs used to treat neuropathic pain require frequent dosing that makes their use inconvenient, often leading to reduced patient compliance.

•	Slow onset of action. Local anesthetics that are used prior to procedures involving manipulation of the skin, such as needle-sticks or skin surgery, are typically formulated as patches or creams and have a slow onset of pain relief. This slow onset, as well as poor efficacy, is due to the poor penetration of skin by the anesthetics used in these products.

•	Potential to cause physical dependence. Opioids, when used chronically, can cause physical dependence. Fear of physical dependence often influences clinicians to prescribe less than adequate doses of opioid analgesics. Similar fears lead many patients to refuse opioid analgesics.

Given doctors’ and patients’ desire to achieve adequate control of pain, and the significant shortcomings associated with existing treatments, doctors and patients often struggle to find an appropriate balance between pain relief and adverse side effects. With both over- and under-treatment of pain, patients may be suffering unnecessarily, have poor quality of life and have difficulty meeting their social, familial and work-related commitments.

AlgoRx Solution

Based on its preclinical and clinical trials to date, AlgoRx believes its three product candidates, if approved, will be able to offer patients tangible benefits over existing treatments for the indications targeted by each of its product candidates.

ALGRX 3268: ALGRX 3268 is intended to provide rapid, easy-to-administer local analgesia to reduce the pain associated with needle-stick procedures in children and in adults who have fear of needle insertion. Existing therapeutic products have an onset of analgesia of at least 10 minutes, although the most frequently used products must be applied 30 to 60 minutes prior to a needle-stick procedure. This delay creates logistical difficulties in administering needle-stick procedures and creates a significant barrier to use in busy emergency rooms, oncology suites and pediatric offices. Furthermore, existing products are formulated as creams and patches, which may be perceived by health care staff and patients as messy and cumbersome to utilize. By contrast, ALGRX 3268 uses a convenient application procedure, and AlgoRx’s clinical trials to date have shown that it is effective within one minute of application. AlgoRx believes that these are important factors for increasing physician use of analgesia prior to needle-stick procedures.

ALGRX 4975: ALGRX 4975 is AlgoRx’s product candidate for the treatment of site-specific, moderate to severe pain. AlgoRx believes that ALGRX 4975 represents a novel approach to the treatment of pain because it provides long-lasting analgesia with a single administration to a discrete part of the body and because it acts via a different mechanism than any current prescription analgesic. As a result, ALGRX 4975 avoids many of the side effects of existing pain therapies. In addition, whereas many existing opioids are not particularly effective for certain types of severe pain or require frequent dosing, ALGRX 4975, by harnessing capsaicin’s ability to cause changes in nerve endings lasting up to 16 weeks, has been shown in clinical trials to provide meaningful, long-lasting pain relief following a single administration. AlgoRx expects that if ALGRX 4975 does provide more meaningful pain relief with fewer side effects than opioid analgesics, treatment with ALGRX 4975 can result in improved quality of life for many patients.

ALGRX 1207: ALGRX 1207, AlgoRx’s preclinical product candidate, is the first new molecular entity from a new chemical class of local anesthetics that will potentially treat patients with certain types of neuropathic pain and be used for preprocedural administration to reduce the pain associated with surgical procedures on the skin. These types of pain are not well-treated by current analgesic therapy. The most common existing treatments for these conditions consist of patches or creams containing a local anesthetic. These patches and creams have a slow onset of pain relief, and the desired efficacy may not be achieved due to the poor penetration into the skin by the anesthetics used in these products. In addition, these treatments are often inconvenient to use. Based on nonclinical studies in animals, ALGRX 1207 has been shown to provide analgesia more rapidly following direct administration to skin and with a longer-lasting effect than currently available topical anesthetics. In addition, AlgoRx believes that ALGRX 1207, if approved, could address the pain associated with a wide variety of procedures involving the skin, including dermatological surgery, cosmetic skin treatments and catheter placement, as well as the pain arising from surgical incisions that does not subside after the surgery has taken place.

AlgoRx’s Product Pipeline

AlgoRx’s product pipeline consists of two clinical product candidates, ALGRX 4975 and ALGRX 3268, and one preclinical product candidate, ALGRX 1207. ALGRX 4975 is currently in several Phase 2 clinical trials and is potentially being developed as two formulations in three clinical development programs. AlgoRx has completed enrollment for its two Phase 3 clinical trials for ALGRX 3268. AlgoRx expects to file an IND application for ALGRX 1207 with the FDA in the first half of 2006. The following table summarizes the current status of AlgoRx’s product candidates in clinical and preclinical development and of its research program:

ALGRX 3268 (PowderJect® Dermal Lidocaine)

ALGRX 3268 (PowderJect® Dermal Lidocaine) is an AlgoRx product candidate that delivers lidocaine powder, a local anesthetic, into the skin using its proprietary needle-free dispenser. ALGRX 3268 is intended to provide rapid, easy-to-administer local analgesia to reduce the pain associated with needle-stick procedures in children and also in adults who have fear of needle insertion. The primary market for ALGRX 3268 is the estimated 42 million needle-stick procedures that are performed on children in the United States each year. AlgoRx believes that this market is highly under-served by existing products, and AlgoRx believes that the medical community is interested in reducing the pain associated with needle-stick procedures. In fact, a joint recommendation from the American Academy of Pediatrics and American Pain Society has urged consideration of local anesthetics and strategies to soothe and minimize distress even for simple procedures such as blood draws. AlgoRx also believes that there is an opportunity to serve the adult market, which consists of an estimated 315 million procedures annually where blood is drawn or intravenous lines are inserted.

Existing therapeutic products have an onset of analgesia of at least 10 minutes, although the most frequently used products direct the health care provider to apply the products at least 30 to 60 minutes prior to a needle-stick procedure. This delay requires that a patient first be seen by a nurse or other caregiver in order to have the analgesic product applied; the patient must then wait until appropriate analgesia ensues, after which the needle-stick procedure can be done. In practice, this creates logistical difficulties and other inconveniences as patients and health care providers must wait for analgesia to set in. These inconveniences are a significant barrier to use in busy emergency rooms, oncology suites and pediatric offices. Furthermore, existing products are formulated as creams and patches, which may be perceived by health care providers and patients as messy and cumbersome to use. By contrast, ALGRX 3268 uses a convenient application procedure, and AlgoRx’s clinical trials to date have shown that it is effective in one minute following administration. AlgoRx believes these are important factors for increasing physician use of analgesia prior to needle-stick procedures.

Method of Application

ALGRX 3268 contains lidocaine, a currently used, commercially approved drug, in powder form. ALGRX 3268 is designed to deliver lidocaine powder into the skin with a sterile, single-use, needle-free disposable dispenser. Pressing a button on the dispenser releases compressed helium gas from an enclosed cylinder, which ruptures the cassette that contains the lidocaine powder. The lidocaine powder is accelerated in the gas stream and penetrates the skin, where it provides analgesia to the skin at the site of application. Based on the results of AlgoRx clinical trials to date, ALGRX 3268 is effective in one minute following administration. AlgoRx believes this rapid onset will allow the health care provider to prepare and sterilize the injection site, administer ALGRX 3268, and prepare the needle set and insert it, all without having to wait between steps. AlgoRx believes that ALGRX 3268, if approved, would eliminate much of the inconvenience that is currently associated with the administration of cream- and patch-based formulations and provide a more efficient and satisfactory experience to health care providers and patients.

Clinical Trials

Development of ALGRX 3268 was initiated by Chiroscience Group plc and PowderJect Pharmaceuticals plc. AlgoRx license to this technology was acquired by it in connection with its acquisition of certain of PowderJect’s assets in 2002. In a series of clinical trials conducted by Chiroscience and PowderJect, nearly 2,000 administrations of this product were given to adults and children using various doses of lidocaine powder and various helium pressures which are measured in units called bars. These trials were intended to help refine the powder injection device. Since in-licensing this product candidate, AlgoRx has completed its clinical program for ALGRX 3268 through Phase 2 in approximately 1,100 adults and children using various doses of lidocaine powder and various helium pressures. AlgoRx had an end of Phase 2 meeting with the FDA in November 2004, and has recently completed two Phase 3 clinical trials. AlgoRx anticipates an NDA filing during 2006.

The following table describes the status of the clinical trials for ALGRX 3268:

Phase of Clinical Trial	Status	Age Group	Number of Subjects
Phase 1	Completed	Adults	272
Phase 1	Completed	Adults	38
Phase 1	Completed	Adults	183
Phase 2	Completed	Children	195
Phase 2	Completed	Children	145
Phase 2	Completed	Children	306
Phase 3	Completed	Children	574
Phase 3	Ongoing	Children	500

The clinical development program for ALGRX 3268 consisted of evaluation of safety and efficacy in adults and children following application at either the antecubital fossa located at the inside of the elbow or back of the hand, after which pain was elicited by means of inserting a needle into a vein and drawing blood. The studies in adults were Phase 1 clinical trials performed in normal volunteers, whereas the studies in children were Phase 2 clinical trials performed in children visiting clinics for scheduled blood draws or intravenous cannulations.

Phase 1 Clinical Trial—Adult Antecubital Fossa

In October 2002, AlgoRx completed a randomized, double-blind, placebo-controlled Phase 1 clinical trial that studied the safety and efficacy of ALGRX 3268 in adults at one center in the United States. Three configurations of the device were used in this study: 0.25 mg of lidocaine and 20 bar helium pressure; 0.50 mg and 20 bar; and 0.50 mg and 40 bar. For each configuration of the device, AlgoRx evaluated skin irritation caused by the lidocaine particle injection. AlgoRx examined the patients’ skin for the appearance of redness, swelling, and pinpoint blood spots. Each of these effects was measured using a five-point scale, on which scores of three or higher are considered clinically significant. Neither of the configurations with 20 bar helium pressure caused clinically significant redness, swelling or pinpoint blood spots, whereas the configuration with 40 bar helium pressure caused scores of three or greater in several subjects. Thus, AlgoRx concluded that a device using 40 bar pressure was not acceptable.

Following administration of ALGRX 3268 at the antecubital fossa, it was found that each of the three configurations of ALGRX 3268 used in this trial reduced pain on needle insertion in a statistically significant manner compared with placebo when administered one, three or five minutes prior to needle insertion. With all configurations, efficacy was not apparent when ALGRX 3268 was administered 10 minutes or more prior to needle insertion. From the study, AlgoRx concluded that a dose of 0.25 mg lidocaine was suboptimal and that the configuration with 0.50 mg lidocaine delivered at 20 bar pressure was the most suitable for further development to provide procedural analgesia at the antecubital fossa.

Phase 1 Clinical Trial—Adult Back of Hand

In July 2003, AlgoRx completed a randomized, double-blind, placebo-controlled Phase 1 clinical trial that studied the safety and efficacy of ALGRX 3268 in adults at one center in the United States. Two configurations of the device were used in this study: 0.50 mg at 20 bar; and 0.50 mg at 40 bar. Skin irritation caused by lidocaine particle injection was evaluated for each configuration. AlgoRx examined patients’ skin for the appearance of redness, swelling, and pinpoint blood spots. Each of these was measured using a five-point scale, on which scores of three or higher are considered clinically significant. The configuration with 20 bar helium pressure caused no clinically significant redness, swelling or pinpoint blood spots, whereas the configuration with 40 bar helium pressure caused scores of three or greater in several subjects. Thus, AlgoRx concluded that a device using 40 bar pressure was not acceptable.

Following administration at the back of the hand, it was found that both of the configurations of ALGRX 3268 used in this trial reduced pain on needle insertion in a statistically significant manner compared with placebo when administered one, three or five minutes prior to needle insertion. With each configuration, efficacy was not apparent when ALGRX 3268 was administered 10 minutes or more prior to needle insertion. AlgoRx was also able to conclude from this study that the configuration with 0.50 mg of lidocaine delivered at 20 bar pressure was the most suitable for further development to provide procedural analgesia at the back of the hand.

Phase 1 Clinical Trial—Pharmacokinetics Following Administration to the Antecubital Fossa in Adults

In December 2002, AlgoRx completed a randomized, double-blind, placebo-controlled Phase 1 clinical trial at one center in the United States that studied the circulation of ALGRX 3268 in the blood of adult subjects after administration. Lidocaine circulating in the blood at concentrations of approximately 100 ng/ml or more may be associated with heart rhythm abnormalities and seizures. Thus, AlgoRx investigated the amount of lidocaine circulating in the blood following administration of ALGRX 3268 in the antecubital fossa in adults. AlgoRx found that following administration of a dose of 0.50 mg of ALGRX 3268 at 20 bar helium pressure, the concentration of lidocaine in each subject’s blood plasma was below five ng/ml at every time point of the study.

Thus, this trial demonstrated that, following administration of ALGRX 3268, the concentration of lidocaine in the blood was at a level unlikely to cause adverse side effects. The low blood concentrations of lidocaine in this trial resulted from the very small dose necessary to achieve local anesthesia with this highly-targeted method.

Phase 2 Clinical Trial—Child Antecubital Fossa

In July 2003, AlgoRx completed a randomized, double-blind, placebo-controlled Phase 2 clinical trial that studied the safety and efficacy of ALGRX 3268 in children at one center in Poland. Two configurations of the device were used in the trial: 0.25 mg at 20 bar; and 0.50 mg at 20 bar. Skin irritation caused by particle injection was evaluated in this trial. AlgoRx examined patients’ skin for the appearance of redness, swelling, and pinpoint blood spots. Each of these was measured using a five-point scale, on which scores of three or higher are considered clinically significant. Neither of the device configurations used in this trial caused clinically significant redness, swelling or the appearance of pinpoint blood spots.

Following administration at the antecubital fossa, it was found that a dose of 0.25 mg of ALGRX 3268 at 20 bar helium pressure did not reduce pain on needle insertion in a statistically significant manner when administered one to three minutes prior to needle insertion. In contrast, a dose of 0.50 mg of ALGRX 3268 at 20 bar helium pressure was found to reduce pain on needle insertion in a statistically significant manner in children aged three to 12 years and in children 13 to 18 years of age when compared to placebo. Therefore, AlgoRx determined that the configuration of ALGRX 3268 most suitable for further development, when assessed at the antecubital fossa in children, was 0.50 mg at 20 bar helium pressure, the same configuration as in adults.

Phase 2 Clinical Trial—Child Back of Hand

In January 2004, AlgoRx completed a randomized, double-blind, placebo-controlled Phase 2 clinical trial that studied the safety and efficacy of ALGRX 3268 in children at one center in Poland. Skin irritation caused by lidocaine particle injection was evaluated in this study. AlgoRx examined the patients’ skin for the appearance of redness, swelling and pinpoint blood spots. Each of these was measured using a five-point scale, on which scores of three or higher are considered clinically significant. In this study, ALGRX 3268 did not cause clinically significant redness, swelling or pinpoint blood spots.

Following administration at the antecubital fossa, it was found that a dose of 0.25 mg of ALGRX 3268 at 20 bar helium pressure did not reduce pain on needle insertion in a statistically significant manner when administered one to three minutes prior to needle insertion. In contrast, a dose of 0.5 mg of ALGRX 3268 at 20 bar helium pressure was shown to reduce pain on needle insertion in a statistically significant manner in children aged three to seven when compared to placebo. Children aged eight to 18 years of age reported only mild pain on needle insertion, and ALGRX 3268 did not further reduce pain in a statistically significant manner. Given the lack of reports of pain in the older age groups, AlgoRx decided to conduct an additional clinical study.

Phase 2 Clinical Trial—Child Back of Hand

In August 2004, AlgoRx completed a randomized, double-blind, placebo-controlled Phase 2 clinical trial that studied the safety and efficacy of ALGRX 3268 in children at one center in the United States. Skin irritation caused by lidocaine particle injection was evaluated in this study. AlgoRx examined the patients’ skin for the appearance of redness, swelling and pinpoint blood spots. Each of these was measured using a five-point scale, on which scores of three or higher are considered clinically significant. In this study, ALGRX 3268 did not cause clinically significant redness, swelling or pinpoint blood spots.

In this trial, a dose of 0.5 mg of ALGRX 3268 at 20 bar helium pressure administered one to three minutes prior to needle insertion, was shown to reduce pain in a statistically significant manner in children aged three to 12 and in children aged 13 to 18 when compared to placebo.

Phase 3 Clinical Trial—Child Antecubital Fossa and Back of Hand

In second quarter 2005, AlgoRx completed a randomized, double-blind, placebo-controlled Phase 3 clinical trial that studied the safety and efficacy of ALGRX 3268 in children at six centers in the United States aged three to 18 years. In this trial, a dose of 0.5 mg of ALGRX 3268 at 20 bar helium pressure administered one to three minutes prior to needle insertion, was shown to reduce pain in children aged three to 18 when compared to placebo (p = 0.007). Skin irritation caused by lidocaine particle injection was also evaluated in this study. AlgoRx examined the patients’ skin for the appearance of redness, swelling and pinpoint blood spots. Each of these was measured using a five-point scale, on which scores of three or higher are considered clinically significant. In this study, ALGRX 3268 only rarely caused clinically significant redness, swelling or pinpoint blood spots.

Phase 3 Clinical Trial—Child Antecubital Fossa and Back of Hand

In the first quarter of 2005, AlgoRx initiated a Phase 3 trial identical to the above Phase 3 trial at nine additional centers in the United States. The dose tested and endpoints are identical to the above trial. This trial is fully enrolled and data are expected from it in the fourth quarter of 2005.

Regulatory Pathway

In March 2002, the IND application for ALGRX 3268 was transferred to AlgoRx by PowderJect Technologies Inc. All of AlgoRx’s clinical trials to date have been conducted under this IND application. In November 2004, AlgoRx had an end of Phase 2 meeting with the FDA to discuss its results to date and to discuss its proposed Phase 3 clinical program and manufacturing plan. Based on the results of this meeting, AlgoRx initiated two Phase 3 clinical trials. If its Phase 3 clinical trial program is successful, AlgoRx expects to submit an NDA in 2006 seeking marketing approval for ALGRX 3268.

ALGRX 4975 (capsaicin for injection and capsaicin gel for intraoperative use)

ALGRX 4975 is AlgoRx’s product candidate for the treatment of site-specific moderate to severe pain. These types of pain are poorly treated with existing drugs, many of which have well-documented and severe side effects. AlgoRx is developing two formulations of ALGRX 4975 to potentially treat patients with severe pain: a gel formulation for use during a variety of surgical procedures, including bunion removal surgery, total knee replacement and abdominal surgeries, such as hernia repair or hysterectomy; and an injectable formulation for post-trauma neuropathic pain and pain resulting from musculoskeletal diseases, such as osteoarthritis and tendonitis. During a surgical procedure, ALGRX 4975 is delivered directly onto the cut surfaces of muscle, bone and connective tissue. For post-trauma neuropathic pain and pain resulting from musculosketal diseases, it is delivered to the site of pain using a needle and syringe. Prior to injection with ALGRX 4975, these patients receive an injection of a local anesthetic to prevent the transient pain experienced upon injection of ALGRX 4975. AlgoRx is currently evaluating ALGRX 4975 in a variety of Phase 2 clinical trials.

Mechanism of Action

Three major classes of nerves, or neurons, Ad, Aß and C, transmit sensory information through the body’s nervous system. Pain signals are transmitted by two of those classes: Ad and C neurons. Ad neurons transmit signals rapidly giving rise to sharp pain sensations, whereas C neurons transmit signals slowly giving rise to severe dull, aching or throbbing pain sensations. For example, if a person hits his thumb with a hammer, there is an immediate, sharp pain that lasts only for an instant, which is transmitted by Ad neurons, followed by a dull, aching, throbbing pain that may last for a considerable time, which is transmitted by C neurons.

Capsaicin works to relieve pain by causing localized degradation of the C neuron endings and is the only analgesic known to relieve pain by this mechanism. Capsaicin’s activity results from its ability to bind to and activate a type of ion channel on the surface of neurons called vanilloid receptor 1, or VR1, which is involved in the transmission of pain signals to the brain. Under normal circumstances, when the VR1 ion channel is activated, usually by changes in pH, it opens for a short time, causing the C neurons to transmit a pain signal toward the brain. When capsaicin binds to and activates VR1, it causes a series of events within the cell that degrade the pain-sensing endings of the C neuron, thereby preventing the neuron from transmitting pain signals. AlgoRx’s animal and human studies have demonstrated that following capsaicin treatment, the C neuron terminals usually regenerate over a period of 12 to 16 weeks. This unique action is the basis for what AlgoRx believes will be ALGRX 4975’s ability, if approved, to provide meaningful, long-lasting pain relief following a single administration. Because VR1 is found only on C neurons, capsaicin reduces only the long-term noxious pain associated with transmission by these neurons. Capsaicin does not affect the short-lasting, sharp adaptive pain carried by Ad neurons, or the fine touch, temperature and place perception signals carried by Ab neurons. As a consequence, ALGRX 4975 may be a highly specific pain therapeutic that provides long-lasting analgesia.

AlgoRx believes the effects of capsaicin are confined exclusively to the region of application because of low distribution to other areas of the body after ALGRX 4975 is administered. After injection into a joint space or after application in a surgical procedure to the cut surfaces of muscle, bone and connective tissue, capsaicin enters the blood slowly by diffusion from its site of initial application. Thereafter, capsaicin is highly metabolized, or broken down, by the liver into various compounds, none of which retains any of capsaicin’s analgesic properties. As a consequence, capsaicin does not usually act at sites in the body distant from its initial application, nor is the body exposed to any derivatives of capsaicin that could act in a similar manner. By contrast, opioids and many other analgesics must be given orally or by intravenous injection, thereby subjecting the patient to circulation of high concentrations of drug. These high circulating concentrations may cause undesirable side effects by acting on parts of the body unrelated to pain perception. For example, opioids may cause constipation when used chronically. Opioids also may cause alteration of mood or alertness, and may cause patients to feel drowsy, euphoric, or sleepy. These effects, when experienced by patients in the hospital, tend to increase rehabilitation time because patients are often sedated and therefore unable to fully engage in the rehabilitation process.

Based on its clinical trial results to date, AlgoRx believes that ALGRX 4975 may provide significant pain relief to patients in postsurgical situations without causing sedation or other side effects, thereby potentially reducing rehabilitation time following some procedures. AlgoRx also believes that ALGRX 4975 may provide significant pain relief to patients with post-trauma neuropathic pain or who suffer from severe musculoskeletal pain. AlgoRx expects that if ALGRX 4975 provides more meaningful pain relief with fewer side effects than opioid analgesics, it may result in improved quality of life for many patients.

ALGRX 4975—Capsaicin for the Treatment of Severe Postsurgical Pain

Overview

AlgoRx is developing ALGRX 4975 for use during a variety of surgical procedures to treat severe postsurgical pain. Opioid analgesics are commonly used for the treatment of severe postsurgical pain. The common delivery method for in-hospital pain relief is a patient controlled morphine pump that provides opioid analgesic infusions directly into the bloodstream. The process is expensive, may cause infections, and since the pain relief from opioid analgesics is relatively brief, the patient goes through cycles of pain relief followed by increased pain. AlgoRx believes that ALGRX 4975, by providing long-lasting analgesia without sedation, may mitigate the cyclical nature of patient-controlled morphine and alleviate the increase in pain suffered by many patients following discharge from the hospital, as they transition from opioid analgesic infusions to oral opioids.

Use of opioids following certain types of surgery such as total knee replacement may also extend rehabilitation time. For such patients, walking as soon as possible after surgery is an important factor for both preventing blood clots from forming in the veins of the legs and for maintaining range of motion of the knee. Patients taking opioid analgesics immediately after surgery may be too sedated or drowsy to walk, thereby diminishing the ability to get out of bed. AlgoRx believes that ALGRX 4975, if approved, will provide strong analgesia that could reduce the amount of opioids taken by patients and therefore decrease rehabilitation time.

Clinical Trials

The following table describes the status of AlgoRx’s clinical trials for ALGRX 4975 to treat severe postsurgical pain:

Phase of Clinical Trial	Status	Protocol	Number of Subjects
Phase 2	Completed	Bunion removal surgery	40
Phase 2	Completed	Bunion removal surgery	182
Phase 2	Ongoing	Hernia repair	48
Phase 2	Ongoing	Total knee replacement	45
Phase 2	Ongoing	Open Cholecystectomy	45
Phase 2	Planned	Hysterctomy	45

In its trials to date, AlgoRx has only used a liquid form of ALGRX 4975, but it plans to evaluate the use of the gel formulation in later trials because it believes that a gel formulation may offer improvements over the liquid form during surgical procedures. For instance, AlgoRx expects that a gel formula will be easier to apply, and will bind more effectively to cut surfaces of muscle, bone and connective tissue.

Phase 2 Clinical Trial—Bunion Removal Surgery

In November 2003, AlgoRx completed a randomized, double-blind, placebo-controlled Phase 2 clinical trial of ALGRX 4975 in 40 patients evaluating postsurgical pain following bunion removal surgery at a single center in the United Kingdom. Just prior to closure of the surgical wound, either 1,000 µg of ALGRX 4975 or placebo was instilled into the wound. The primary endpoint of this trial was to record the use of opioid rescue medication. The opioid rescue medication consisted of opioids given to a patient in the absence of adequate pain relief from the placebo or ALGRX 4975 during the first 24 hours following surgery. Secondary endpoints included the use of rescue medication during the first 72 hours following surgery, the quantity of rescue medication used, and the patient pain scores measured on a visual analog scale, or VAS, a commonly used chart that patients are given to rate the severity of their pain, from zero representing no pain to 10 representing extreme pain. Several safety endpoints were also evaluated, including pain on administration and wound healing.

This trial demonstrated a statistically significant reduction in the use of rescue medication during the first 72 hours following surgery in patients receiving ALGRX 4975 as compared to patients receiving placebo. During the first 72 hours, 45% of patients who received ALGRX 4975 requested rescue medication compared to 90% in patients who received placebo. Further, this trial indicated that VAS pain scores were reduced in patients who received ALGRX 4975 as compared to patients who received placebo. No safety concerns were identified in this study.

Phase 2 Clinical Trial—Bunion Removal Surgery

In December 2004, AlgoRx completed a second randomized, double-blind, placebo-controlled Phase 2 clinical trial of ALGRX 4975 in 182 patients evaluating postsurgical pain following bunion removal surgery at two centers in the United States. In this trial, three dose levels of ALGRX 4975, 100 µg, 500 µg and 1,000 µg, were compared to placebo. The primary endpoint of this clinical trial was the magnitude and duration of pain relief in those patients receiving ALGRX 4975 compared to those receiving placebo. Secondary endpoints included the use of rescue medication from the time of surgery to awakening the next morning, a period usually lasting 18 to 20 hours, and from the time of surgery to discharge, a period usually lasting approximately 32 hours, and the quantity of rescue medication used. Several safety endpoints were also evaluated, including pain on administration and wound healing.

This trial demonstrated a statistically significant reduction in the magnitude of pain suffered during the first 32 hours following surgery by those subjects who received ALGRX 4975 in the 500 µg or 1,000 µg doses, compared to subjects who received placebo. Furthermore, during the first 18 to 20 hours, fewer patients who received ALGRX 4975 requested rescue medication compared to patients who received placebo; these results were statistically significant. No safety concerns were identified in this study.

Phase 2 Clinical Trials—Postsurgical Pain

AlgoRx is currently conducting three Phase 2 clinical trials for severe postsurgical pain: in inguinal hernia repair, total knee replacement and open cholecystectomy, and is in the late stages of planning for a Phase 2 clinical trial for severe postsurgical pain in hysterectomy. Each trial is randomized, double-blind, placebo-controlled and will enroll approximately 45 patients. They are each designed to evaluate the safety and efficacy of ALGRX 4975 in the treatment of postsurgical pain following these surgical procedures. Dosing will be 1 mg of capsaicin in the hernia repair and total knee replacement trials and 3mg of capsaicin in the cholecystectomy and hysterectomy trials. Drug or placebo will be applied to the cut surfaces of connective tissues and muscle prior to closing the surgical wound. A variety of endpoints will be measured, including pain scores at a variety of time points, use of rescue medications, and safety endpoints including pain on administration and wound healing. Phase 2 Clinical Trial—Cholecystectomy

Regulatory Pathway

AlgoRx filed a clinical trials exemption, or CTX, for ALGRX 4975 with the Medicine and Healthcare Products Regulatory Agency in the United Kingdom in June 2003 and commenced its first clinical trial in severe postsurgical pain in August 2003. This study was completed in January 2004. AlgoRx submitted an IND application for ALGRX 4975 with the FDA in May 2004 and initiated its first U.S.-based Phase 2 clinical trial to study pain following bunion removal surgery in July 2004. The clinical program will consist of Phase 2 clinical trials in a variety of surgical procedures, followed by several intended pivotal clinical trials in several surgical procedures. AlgoRx is developing this program with the intention that it will satisfy the requirements for an NDA.

ALGRX 4975—Capsaicin for Injection for Post-Trauma Neuropathic Pain

Overview

AlgoRx is developing an injectable formulation of ALGRX 4975 to potentially treat patients with post-trauma neuropathic pain. Post-trauma neuropathic pain is a form of neuropathic pain that remains long after traumatic injuries such as limb amputations, accidents or injuries caused by repeated physical stresses applied to the same area of the body. Post-trauma neuropathic pain is not well-treated with currently available drugs, which include tricyclic antidepressants and antiepileptic agents that are prescribed “off-label” for this type of pain. These drugs demonstrate meaningful efficacy in only a minority of patients. When drugs are unsuccessful in providing meaningful pain relief, patients suffering from post-trauma neuropathic pain sometimes consider other procedures that may alleviate pain. One option is surgery to remove the offending nerve, although this procedure results in side effects such as the lack of sensation and compromised motor function. A second option involves killing nerves by injecting them with alcohol or formaldehyde, which also has side effects similar to surgical removal. AlgoRx believes that ALGRX 4975 may provide long-lasting, effective pain relief in these patients without the side effects caused by damaging or killing nearby nerves.

Clinical Trials

The following table describes the status of AlgoRx’s clinical trial for the injectable formulation of ALGRX 4975 for post-trauma neuropathic pain:

Phase of Clinical Trial	Status	Protocol	Number of Subjects
Phase 2	Interim results, ongoing	Morton’s neuroma	58

Phase 2 Clinical Trial—Morton’s Neuroma

AlgoRx is conducting a randomized, double-blind, placebo-controlled Phase 2 clinical trial of ALGRX 4975 in patients with Morton’s neuroma at two centers in the United States. Morton’s neuroma is an abnormal enlargement of a nerve that is located between the bones of the feet. This enlargement is most-often found in women who wear high-heeled shoes and in long-distance runners, all of whom subject their feet to repetitive stresses. The study achieved its primary endpoint comparing the magnitude of pain relief for 1,000 µg of ALGRX 4975 to placebo one month after a single dose. Subjects who received ALGRX 4975 had statistically significant decreases in their foot pain (p = 0.0188). ALGRX 4975 was well tolerated. Subjects will be followed in this trial for a total of three months following the single dose of drug or placebo.

Regulatory Pathway

AlgoRx’s clinical trial program for post-trauma neuropathic pain is being conducted under the IND application that it submitted to the FDA in May 2004. Its first clinical trial under the IND application is a Phase 2 clinical trial studying Morton’s neuroma. In addition to the Phase 2 clinical trial studying Morton’s neuroma, AlgoRx expects to initiate Phase 2 clinical trials to study other types of post-trauma neuropathic pain.

ALGRX 4975—Capsaicin for Injection for Musculoskeletal Diseases

Overview

AlgoRx is developing an injectable formulation of ALGRX 4975 to potentially treat patients with pain resulting from musculoskeletal diseases such as osteoarthritis and tendonitis. Early-stage osteoarthritis is usually treated using acetaminophen and, as pain increases, COX-2 inhibitors. As the disease progresses and joint damage increases, most patients reach a point at which they do not experience sufficient pain relief from COX-2 inhibitors. At this point, patients have several options. Some patients opt for hyaluronic acid injections directly into the joint space. The injected hyaluronic acid acts as a lubricant to enhance joint mobility, thereby reducing pain. Other patients may begin using opioid analgesics, which provide better pain relief than the COX-2 inhibitors, but still may not provide adequate pain relief. AlgoRx believes that by administering ALGRX 4975 directly into the joint space, approximately once every three to four months, patients may experience meaningful pain relief with few side effects. Because joint replacement is usually the only remaining option for patients whose pain from osteoarthritis becomes intolerable, the potential ability to delay these procedures through more adequate pain relief could represent a substantial advance over the current range of therapeutic options.

Clinical Trials

The following table describes the status of AlgoRx’s clinical trials for the injectable formulation of ALGRX 4975 for musculoskeletal diseases:

Phase of Clinical Trial	Status	Protocol	Number of Subjects
Phase 1	Completed	End-stage osteoarthritis	16
Phase 2	Completed	End-stage osteoarthritis	12
Phase 2	Completed	Osteoarthritis of the knee	57
Phase 2	Completed	Osteoarthritis of the knee	54
Phase 2	Interim Results, ongoing	Tendonitis	45

Phase 1 Clinical Trial—End-stage Osteoarthritis

In April 2003, AlgoRx completed a randomized, double-blind, placebo-controlled Phase 1 clinical trial of ALGRX 4975 in 16 patients in one center in the United Kingdom, the first study of ALGRX 4975 in humans. In this study, ALGRX 4975 was injected directly into the knee joint space of patients with end-stage osteoarthritis who were scheduled for knee replacement surgery. Patients were allocated to one of four treatment groups based on the time between the administration of ALGRX 4975 or placebo and the date scheduled for the patient’s surgery, which were two days, four days, 10 days or 14 days after injection of ALGRX 4975. Patients received either a 10 µg, 100 µg, or 300 µg dose of ALGRX 4975 or placebo. Each patient received an injection of the local anesthetic lidocaine directly into the joint space 10 minutes prior to injection of ALGRX 4975 in order to alleviate the transient pain experienced by patients upon injection of capsaicin. Since this was a Phase 1 clinical trial, the primary endpoints evaluated safety of ALGRX 4975. Secondary endpoints included pharmacokinetics and pain relief assessed using a VAS pain scale. Furthermore, because all patients in this trial subsequently underwent surgery, this study allowed for the direct examination of the knee to evaluate side effects caused by the drug.

This Phase 1 clinical trial demonstrated that ALGRX 4975 was well-tolerated. Although dose-related pain on administration was found despite pretreatment with lidocaine, pain was adequately managed in all patients with placement of an icepack on the knee. Pain reduction was also observed in this trial following the administration of ALGRX 4975. When assessed on the scheduled day of surgery, pain was found to be reduced on average by 64% when compared to patients’ baseline scores. The pain reduction data from this trial was not statistically significant because this trial was designed to demonstrate safety rather than efficacy.

Phase 2 Clinical Trial—End-stage Osteoarthritis

In December 2003, AlgoRx completed a randomized, double-blind, placebo-controlled Phase 2 clinical trial of ALGRX 4975 in 12 patients with end-stage osteoarthritis of the knee at one center in the United Kingdom. In this study, patients received treatment with either a single dose of 1,000 µg of ALGRX 4975 or placebo. Knee replacement surgery was scheduled between three and six weeks following the administration of ALGRX 4975. As in the previous study, injection of ALGRX 4975 was preceded by injection of lidocaine into the joint space. The primary endpoint of this trial was to evaluate the magnitude of pain and duration of reduction in pain at week three following administration of ALGRX 4975 since no patient had undergone surgery at that time.

In this study, ALGRX 4975 was shown to reduce pain at each of the assessed time points (weeks one, two, three, four, five and six) compared to the pain experienced by patients prior to the administration of ALGRX 4975. This trial demonstrated a statistically significant reduction in pain at week three. At all time points, pain was found to have been reduced by approximately 50% to 60% in the patients treated with ALGRX 4975. Pain was not meaningfully reduced in patients who received placebo. Most patients who received injections of ALGRX 4975 experienced transient burning pain (the median lasting 20 minutes) upon administration of ALGRX 4975. In most of these patients, ice packs were used to manage the transient pain.

Phase 2 Clinical Trials—Mild to Moderate Osteoarthritis of the Knee

A clinical trial has recently been completed in mild to moderate osteoarthritis of the knee. This was a randomized, double-blind, placebo-controlled trial in 57 patients at three centers in the United States, either 300 µg of ALGRX 4975 or placebo was injected into the knee joint space, following lidocaine, in patients who no longer receive adequate pain relief from NSAIDs. The primary efficacy endpoint was the magnitude and length of time that arthritis pain is reduced in the treated knee following a single administration, this was evaluated at one and two weeks following administration, then monthly until treatment failure, or the point in time at which patients cease to experience analgesia. A variety of safety endpoints were evaluated, including pain on administration. ALGRX 4975 failed to achieve the primary endpoint in this trial, pain relief.

AlgoRx is conducting an open-label, Phase 2 clinical trial in 54 patients at two centers in Poland. Lidocaine was injected into the joint and, at various times thereafter, either a single dose of ALGRX 4975 or placebo was injected. In other subjects, a set dose of lidocaine was injected, followed by three doses of ALGRX 4975 at weekly intervals. The primary endpoint of this trial was met.

Phase 2 Clinical Trial—Tendonitis

AlgoRx recently completed enrollment in a randomized, double-blind, placebo-controlled Phase 2 trial of ALGRX 4975 in 45 patients with tennis elbow at two centers in Slovakia. In this trial, an injection of 100 µg of ALGRX 4975 into the site of pain following a lidocaine was compared to injection of placebo followed by lidocaine. The primary endpoint of this trial was magnitude and duration of pain relief compared to placebo. There were also several safety endpoints of this trial including pain on administration. Results from an interim four-week observation period have been analyzed and the ALGRX 4975 group demonstrated a statistically significant reduction in pain, the primary endpoint, compared to placebo. Pain scores will be monitored for a total of three months following the single dose of drug or placebo. These data are expected to be available by the end of 2005.

Regulatory Pathway

AlgoRx initiated its first clinical trial, a Phase 1 clinical trial in end stage osteoarthritis, in November 2002, under approval from the Ethics Committee of Charing Cross Hospital in London, England. The trial was designed to assess the safety of ALGRX 4975. AlgoRx then filed a CTX in the United Kingdom and initiated a Phase 2 clinical trial in end-stage osteoarthritis. In September 2003, AlgoRx submitted an IND application to the FDA. In August 2004, AlgoRx initiated a Phase 2 clinical trial in osteoarthritis in the United States. AlgoRx also initiated a Phase 2 clinical trial in tendonitis in November 2004 in Slovakia, also under the IND. Because osteoarthritis is a long term chronic condition, often suffered by the elderly, the FDA typically requires longer trials with a larger number of patients for osteoarthritis drugs.

ALGRX 1207—Topical Local Anesthetic for Painful Conditions of the Skin

Overview

ALGRX 1207, AlgoRx’s preclinical product candidate, is a new molecular entity AlgoRx is developing as a topical local anesthetic to potentially treat patients with certain types of neuropathic pain and for pre-procedural administration to reduce the pain associated with surgical procedures on the skin. More than two million patients in the United States suffer from the types of neuropathic pain that are readily treatable by topical application of drugs. Among the various neuropathic pain syndromes with cutaneous manifestations, the most severe is postherpetic neuralgia, which has a prevalence of approximately 200,000 patients in the United States. The most common neuropathic pain condition results from diabetic polyneuropathy, which is caused by nerve damage in patients with diabetes as a result of high circulating levels of blood sugar. Symptoms of diabetic polyneuropathy include numbness, pain, tingling or burning in the hands, lower legs and feet, and of the more than 3.5 million patients in the United States who suffer from diabetic polyneuropathy, approximately 14% of these patients experience pain as one of the symptoms. Neuropathic pain with cutaneous manifestation is also experienced in patients with HIV or who are undergoing treatment with certain chemotherapeutic agents for cancer, in particular taxanes and planinols. Nearly one million people in the United States are infected with HIV, and, among those people, approximately 20% experience pain as a result of nerve damage caused by HIV infection. Chemotherapy-induced neuropathic pain is experienced by some 150,000 people in the United States.

Postherpetic neuralgia and diabetic polyneuropathy are not well-treated by current analgesic therapy. In the United States, the most common treatment involves application of patches containing a local anesthetic to the painful area. Lidoderm® (Endo) is the most commonly used treatment for postherpetic neuralgia. As with other existing topical treatments, Lidoderm® is inconvenient to use and requires that large patches be worn for 12 hours and then removed for 12 hours in order to avoid harmful side effects. For some syndromes characterized by cutaneous neuropathic pain, distribution of the painful areas is said to be “stocking-glove”, meaning that the painful areas are hands and fingers, and feet and toes. Examples of such syndromes include painful HIV polyneuropathy, painful chemotherapy-induced polyneuropathy, and painful diabetic polyneuropathy, application of patches is difficult. Both patches and creams containing local anesthetics have a slow onset of pain relief, and efficacy may be poor due to the poor penetration of skin by the local anesthetics that are currently available. AlgoRx believes that a simple-to-use local anesthetic with a long duration of action and deep penetration into the skin would provide significant analgesia and would therefore represent an improvement over existing patches and creams. Based on nonclinical studies in animals, ALGRX 1207 has been shown to provide analgesia following direct administration to skin more rapidly and with a longer-lasting effect than currently available topical anesthetics. In addition, AlgoRx believes that ALGRX 1207, if approved, could address the pain associated with a wide variety of procedures involving the skin, including dermatological surgery, cosmetic skin treatments, and catheter placement, as well as the pain arising from surgical incisions that does not subside after the surgery has taken place.

Nonclinical Results

To date, ALGRX 1207 has been studied in nonclinical trials. In these animal studies, analgesia following the administration of ALGRX 1207 was demonstrated within ten minutes of application, compared to more than 30 minutes following lidocaine. These studies also demonstrated that ALGRX 1207 provides analgesia lasting about five hours compared to less than one-half hour for lidocaine.

Regulatory Pathway

AlgoRx plans to file an IND covering ALGRX 1207 with the FDA in the first half of 2006 and, thereafter, evaluate the safety and effectiveness of ALGRX 1207 in humans in Phase 1 clinical trials.

Intellectual Property

The following factors are important to AlgoRx’s success:

•	receiving patent protection for its product candidates;

•	not infringing on the intellectual property rights of others;

•	preventing others from infringing AlgoRx’s intellectual property rights; and

•	maintaining its patent rights and trade secrets.

AlgoRx actively seeks, when appropriate, protection for its products, technologies and proprietary information through U.S. and foreign patents. In addition, AlgoRx relies upon trade secrets and contractual arrangements to protect its proprietary information.

As of June 30, 2005, AlgoRx owned or licensed approximately 17 U.S. patents, 30 U.S. patent applications, 97 foreign patents and 173 foreign patent applications related to its technologies, compounds and their applications in pharmaceutical development or their use as pharmaceuticals. AlgoRx faces the risk that one or more of the above patent applications may be denied. AlgoRx also faces the risk that its issued patents may be challenged or circumvented or may otherwise not provide protection for any commercially viable products that it develops. AlgoRx also notes that U.S. patents and patent applications may be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings in the U.S. Patent and Trademark Office and foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent office, which could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the very patent rights sought by AlgoRx, which in turn could affect AlgoRx’s ability to market a potential product to which that patent filing was directed. In the event that AlgoRx seeks to enforce any of its owned or exclusively licensed patents against an infringing party, it is likely that the party defending the claim will seek to invalidate the patents AlgoRx asserts, which, if successful, would result in the entire loss of AlgoRx’s patent or the relevant portion of its patent and not just with respect to that particular infringer. Any litigation to enforce or defend AlgoRx’s patent rights, even if AlgoRx were to prevail, could be costly and time-consuming and would divert the attention of AlgoRx’s management and key personnel from business operations.

In addition, AlgoRx’s ability to assert its patents against a potential infringer depends on its ability to detect the infringement in the first instance. Many countries, including certain European countries, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties in some circumstances. For example, compulsory licenses may be required in cases where the patent owner has failed to “work” the invention in that country, or the third party has patented improvements. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. Compulsory licensing of life saving drugs is also becoming increasingly popular in developing countries either through direct legislation or international initiatives. Such compulsory licenses could be extended to include some of AlgoRx’s product candidates, which could limit AlgoRx’s potential revenue opportunities. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the aggressive enforcement of patent and other intellectual property protection.

AlgoRx’s success will also depend in part upon its not infringing patents issued to others. If AlgoRx’s product candidates are found to infringe the patents of others, AlgoRx’s development, manufacture and sale of such potential products could be severely restricted or prohibited. In fact, one of AlgoRx’s issued European patents covering capsaicin for injection has been challenged by Grunenthal, a German pharmaceutical company, in the European Patent Court. In response to this challenge, AlgoRx submitted proposed modifications to the patent which the patent court approved and published in November 2004. The amended patent can be objected to by Grunenthal or any other third party within two months following publication of the amended patent by the court. The two month period for filing an objection has expired, and AlgoRx is not aware of any objections filed against the amended patent. If any future challenge by Grunenthal or any other party is ultimately successful in invalidating the patent, the ability of third parties to market competing technologies to ALGRX 4975 in Europe could be enhanced.

Patent litigation can involve complex factual and legal questions and its outcome is uncertain. Any claim relating to infringement of patents that is successfully asserted against AlgoRx may require AlgoRx to pay substantial damages. Even if AlgoRx were to prevail, any litigation could be costly and time-consuming and would divert the attention of AlgoRx’s management and key personnel from its business operations. Furthermore, if a patent infringement suit were brought against AlgoRx or its future strategic partners or licensees, if any, AlgoRx or they may be forced to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a third party’s intellectual property unless that party grants AlgoRx or its strategic partners or licensees rights to use its intellectual property. In such cases, AlgoRx may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize its products. However, AlgoRx may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if AlgoRx strategic partners, licensees or AlgoRx were able to obtain rights to the third party’s intellectual property, these rights may be non-exclusive, thereby giving AlgoRx competitors access to the same intellectual property. Ultimately, AlgoRx may be unable to commercialize some of its potential products or may have to cease some of its business operations as a result of patent infringement claims, which could severely harm AlgoRx business.

Much of AlgoRx technology and processes depend upon the knowledge, experience and skills of its scientific and technical personnel. To protect rights to its proprietary know-how and technology, AlgoRx generally requires all employees, contractors, consultants, advisors, visiting scientists and collaborators as well as potential collaborators to enter into confidentiality agreements that prohibit the disclosure of confidential information. The agreements with employees and consultants also require disclosure and assignment to AlgoRx of ideas, developments, discoveries and inventions. These agreements may not effectively prevent disclosure of AlgoRx’s confidential information or provide meaningful protection for its confidential information.

Many of AlgoRx employees were previously employed by other biotechnology or pharmaceutical companies, including AlgoRx competitors or potential competitors. Although no claims against AlgoRx are currently pending, AlgoRx may be subject to claims that these employees or it has inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if AlgoRx is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If AlgoRx fails in defending such claims, in addition to paying money claims, AlgoRx may lose valuable intellectual property rights or personnel.

License Agreements

License Agreement with James N. Campbell, M.D., Richard A. Meyer, M.S. and Marco Pappagallo, M.D.

In August 2001, AlgoRx entered into an agreement with James N. Campbell, M.D., Richard A. Meyer, M.S. and Marco Pappagallo, M.D. to acquire the exclusive, worldwide license to U.S. Patent Application No. 09/041294 (U.S. Patent No. 5,962,532) and all applications and products relating thereto directed to methods and kits for relieving pain using capsaicin and an anesthetic. The technology licensed under the agreement relates to the steps of administering capsaicin for pain reduction that AlgoRx uses in its product ALGRX 4975. This license excludes topical applications of capsaicin and analogues to the skin. Upon execution of the agreement, AlgoRx paid to the licensees an aggregate up-front license fee of approximately $42,000, granted options to the licensees for an aggregate of 21,667 shares of AlgoRx common stock and reimbursed the licensees for expenses associated with filing, prosecution and maintenance of the patent. AlgoRx is obligated to pay Drs. Campbell and Pappagallo and Mr. Meyer royalties on any future sales of ALGRX 4975 by AlgoRx and any of its sublicensees. AlgoRx is also obligated to pay up to $775,000 in milestone payments under the agreement, of which, as of June 30, 2005, AlgoRx has paid an aggregate of $200,000. Of the remaining milestone payments, AlgoRx is obligated to pay $25,000 upon the grant of a Japanese patent using the licensed technology, $200,000 upon the first administration of licensed technology in a Phase 3 clinical trial and $350,000 upon approval of the licensed technology for commercial use by the FDA. AlgoRx is also obligated to pay royalties based on net sales of products that utilize the licensed technology. The license terminates on March 12, 2018, the date of expiration of the patent (U.S. Patent No. 5,962,532), or earlier upon the date of the invalidation of the patent. AlgoRx’s rights under this agreement can be terminated on 10 days’ written notice if AlgoRx fails to fulfill any material obligation under the agreement and the failure is not cured by AlgoRx within 180 days of receiving notice of such failure. AlgoRx can terminate the agreement upon 30 days’ prior notice for any reason or upon 10 days’ prior notice for the failure of any counterparty to fulfill a material obligation not cured within 90 days of AlgoRx giving notice of the failure. The license is subject to a license granted by Drs. Campbell and Pappagallo and Mr. Meyer to Johns Hopkins University for non-profit purposes. The license is subject to a sublicense to the inventors for research and development, with no right to commercialization.

License Agreement with Marco Pappagallo, M.D.

In August 2001, AlgoRx entered into a non-exclusive, worldwide license agreement with Marco Pappagallo, M.D. for U.S. Provisional Patent Application No. 60/006,385 and U.S. Utility Patent Application No. 08/746,207 (U.S. Patent No. 6,248,788) directed to methods of treating neuropathic pain using capsaicin anesthetic, and all applications and patents relating thereto. The licensed technology relates to the use of capsaicin for pain relief. The primary patent underlying the license expires on November 6, 2016. This license agreement makes reference to the August 2001 license agreement between AlgoRx and Drs. Campbell and Pappagallo and Mr. Meyer and provides that if Dr. Pappagallo develops or has any right to any technology under U.S. Patent No. 6,248,788 relating to an injectable product or service using capsaicin and its analogues for pain relief, the technology will be licensed to AlgoRx pursuant to the terms of the August 2001 license agreement with Drs. Campbell and Pappagallo and Mr. Meyer. AlgoRx is also obligated to pay up to $222,000 in milestone payments, and AlgoRx has made no milestone payments to date. Of the $222,000 in milestone payments, $40,000 is payable upon the first administration to a subject using licensed technology in a Phase 1 clinical trial, $66,000 is payable upon the first administration to a subject using licensed technology in a Phase 3 clinical trial and $116,000 is payable upon FDA approval of the first product using licensed technology. With respect to the licensed technology, AlgoRx is obligated to pay Dr. Pappagallo royalties on any future sales by AlgoRx or its sublicensees of transdermal or topical products or services developed from the licensed technology. If at any time Dr. Pappagallo becomes the exclusive owner of the licensed technology, the royalty payments that AlgoRx is obligated to pay will increase and AlgoRx will be obligated to make milestone payments of up to $666,000. AlgoRx is also obligated to pay royalties on net sales of certain products that utilize the licensed technology. AlgoRx’s rights under the agreement can be terminated on 10 days’ written notice if AlgoRx fails to fulfill any material obligation under the agreement and the failure is not cured by AlgoRx within 180 days of receiving notice of such failure. AlgoRx can terminate the agreement upon 30 days’ prior notice for any reason or upon 10 days’ prior notice for the failure of any counterparty to fulfill a material obligation not cured within 90 days of giving notice of the failure. The license is subject to a sublicense to the inventors for research and development, with no right to commercialization.

License with PowderMed Limited (formerly with PowderJect Research Limited)

In March 2002, AlgoRx acquired from PowderJect Research Limited a license to intellectual property consisting of over 150 patents and applications relating to the methods and apparatus for the delivery of powder forms of medications. The technology licensed under this agreement with PowderJect includes the technology underlying ALGRX 3268. The license is exclusive worldwide with respect to products delivered by powder injection into the space between cells under the skin, except for certain immune products and cytokine drugs and except for products to which PowderJect retained the exclusive right for delivery in dental procedures to the extracellular space within the oral cavity. PowderJect Research Limited is part of the Chiron group of companies operating under the Chiron Corporation. In May 2004, PowderJect Research Limited assigned its rights and obligations under the license agreement to PowderMed Limited, except that any royalties under the license for any future sales by AlgoRx or its sublicensees of ALGRX 3268 or other products derived from, or produced with the licensed technology will be payable by to Chiron Vaccines Holdings Limited. With respect to ALGRX 3268, AlgoRx is required to pay royalties to Chiron Vaccines Holdings Limited on any future direct sales and any future sales effected by any sublicensee. For products other than ALGRX 3268 resulting from the licensed technology, AlgoRx is also obligated to pay Chiron royalties on any future direct sales. AlgoRx must also pay royalties on licensing fees, milestone payments and other consideration that AlgoRx receives from any sublicensees, if any. To date, AlgoRx has received no milestone payments from any sublicensees. Under the agreement, AlgoRx had the right to use the licensed technology to develop cytokines, which are proteins that regulate blood cells, AlgoRx is obligated to spend $1,000,000 researching and developing cytokines during the period July 7, 2003 to July 7, 2005, plus an additional $1,000,000 for every 12 month period from July 7, 2005 to July 7, 2008. AlgoRx did not spend the required amounts to develop Cytokines during the 24 month period ended July 7, 2005. In addition, AlgoRx is obligated to spend $100,000 per year in researching and developing certain oral products, and $100,000 per year in researching and developing certain therapeutic products based on the licensed technology.

The term of the license commenced on March 22, 2002 and continues until the expiration of the last patent to expire licensed under the agreement unless the agreement is otherwise terminated. The primary patents licensed under the agreement and used by AlgoRx in connection with ALGRX 3268 expire in 2014. The agreement can be terminated by either party if the other party ceases to do business in the ordinary course, or assigns all or substantially all of its assets for the benefit of creditors. Either party can also terminate for material breach if not cured within 60 days of notice or if not cured within 30 days of notice if the breach relates to payment provisions. The license agreement also implemented an intellectual property sharing arrangement pursuant to which AlgoRx and PowderMed Limited are obligated to share with one another any improvements and modifications to the licensed technology. The sharing arrangement expires on March 22, 2007.

Collaboration, Development and License Agreement with Bridge Pharma, Inc.

In October 2004, AlgoRx entered into an agreement with Bridge Pharma, Inc. under which AlgoRx required the exclusive worldwide license to proprietary technology relating to certain analgesic and local anesthetic pharmaceutical agents and compounds. The licensed technology relates to ALGRX 1207. The agreement also grants AlgoRx the right to research, develop, sell, import or otherwise commercialize products based on such compounds, provided such products are an analgesic and/or local anesthetic for human or animals in any route of administration, including without limitation, dermal, mucosal, dental, ophthalmic or injection. Upon execution of the agreement, AlgoRx paid Bridge Pharma, Inc. an up-front license fee consisting of a cash payment of

$1 million and the issuance of 160,000 shares of AlgoRx common stock. AlgoRx is obligated to pay Bridge Pharma, Inc. royalties on any future sales by AlgoRx or sublicensees and additional payments if AlgoRx achieves certain clinical, regulatory and commercial milestones. AlgoRx is required to pay milestone payments upon the commencement of Phase 1, 2 and 3 clinical trials and upon the occurrence of certain events including the filing of a new drug application, the regulatory approval for each of the first and second products using the licensed technology and the reaching certain revenue thresholds from sales of products using the licensed technology. AlgoRx may be obligated to pay up to an aggregate of $2.5 million in milestone payments prior to product approval, plus additional amounts up to an aggregate of $3.0 million payable upon the regulatory approval of a licensed product for each of the first, second and third indications. To date, AlgoRx has paid no milestone payments. AlgoRx is obligated to spend a minimum of $1 million for product development in each calendar year during the term of the agreement commencing in 2005 and ending on the first commercial sale of a product using the licensed technology. AlgoRx is also responsible under the Bridge Pharma agreement for paying expenses associated with any patent prosecution and maintenance relating to the underlying technology and for certain costs associated with the research, development, regulatory filings and approvals and commercialization of products using the underlying technology. The term of the agreement commenced on October 28, 2004 and continues until AlgoRx’s obligation to pay royalties to Bridge Pharma, Inc. expires, or earlier if terminated by either party. Either party may terminate the agreement for material breach if not cured within 60 days of notice, or with immediate effect if the other party makes an assignment to benefit creditors, files an insolvency petition in bankruptcy or commences any similar action such as a liquidation or reorganization.

Government Regulation

The FDA and comparable regulatory agencies in foreign countries, as well as local and state or other regional governmental agencies, impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of AlgoRx’s products.

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

•	preclinical laboratory and animal tests;

•	submission of an investigational new drug application, or IND application, which must become effective before clinical trials may begin;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use;

•	pre-approval inspection of manufacturing facilities, company regulatory files, and selected clinical investigators; and

•	FDA approval of a new drug application, or NDA, or FDA approval of an NDA supplement in the case of a new indication if the product is already approved for another indication.

The testing and approval process requires substantial time, effort and financial resources, and AlgoRx cannot be certain that any new approvals for its product candidates will be granted on a timely basis, if at all.

Prior to commencing the first human clinical trial, AlgoRx must submit an IND application to the FDA. The IND application automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the preclinical drug testing or nonclinical safety evaluation in animals, or the design or conduct of the first proposed clinical trial and places the study on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial may begin. AlgoRx’s submission of an IND application may result in the FDA’s denial of authorization to commence a clinical trial. In fact, with respect to AlgoRx’s first IND application for ALGRX 4975 and AlgoRx’s

IND application for ALGRX 3268, the FDA placed the clinical trials on hold. In the case of ALGRX 3268, the FDA requested the results from several nonclinical studies regarding the ways in which particles were ejected from the device. In the case of ALGRX 4975, the FDA requested that AlgoRx provide them with the results of an ongoing osteoarthritis clinical trial then underway in the United Kingdom under the clinical trials exemption. In both cases, the FDA subsequently lifted each hold to allow AlgoRx to initiate or continue the trials after AlgoRx submitted the information they had requested. A separate submission to the existing IND application must be made for each successive clinical trial conducted during product development, and the FDA must not object to the submission before each clinical trial may start and continue. Further, an independent institutional review board for investigation in human subjects within each medical center in which an investigator wishes to participate in the clinical trial must review and approve the preclinical drug testing and nonclinical safety evaluation and efficacy in animals or prior human trials as well as the design and goals of the proposed clinical trial before the clinical trial commences at that center. Regulatory authorities or an institutional review board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

For purposes of NDA approval, human clinical trials are typically conducted in three sequential Phases that may overlap.

•	Phase 1: Phase 1 clinical studies are initially conducted in a limited patient population to evaluate the product candidate for safety, dosage tolerance, absorption, metabolism, distribution and excretion in healthy humans or patients.

•	Phase 2: Phase 2 clinical studies are conducted in a limited patient population to further identify and measure possible adverse effects or other safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase 3 clinical trials. The first, limited Phase 2 clinical trials may be termed “Phase 2a” trials to denote that only a few patients are enrolled in order to obtain preliminary safety and efficacy data. Later, larger Phase 2 clinical trials may be termed “Phase 2b” trials to denote that preliminary evidence of safety and efficacy has already been obtained, and the current trial is intended to confirm the finding of the earlier trial, as well as to enroll additional subjects in order to further refine the estimate of the optimal dose and to detect less common side effects. In some instances, a Phase 2b trial may be declared acceptable by a regulatory agency, such as the FDA, as a “pivotal” trial necessary for purposes of obtaining marketing authorization for a drug.

•	Phase 3: When Phase 2 clinical evaluations demonstrate that a dosage range of the product appears to be effective and has an acceptable safety profile, Phase 3 clinical trials are undertaken in large patient populations to further evaluate dosage, to confirm clinical efficacy and to evaluate safety in yet larger and more diverse patient populations at multiple clinical trial sites.

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase 4 clinical studies may be made a condition to be satisfied after a drug receives approval. The results of Phase 4 clinical studies may confirm the effectiveness of a product and may provide important safety information to augment the FDA’s voluntary adverse drug reaction reporting system.

The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA, or as part of an NDA supplement. The FDA may deny approval of an NDA or NDA supplement if the applicable regulatory criteria are not satisfied, or it may require additional clinical data or an additional pivotal Phase 3 clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA or NDA supplement does not satisfy the criteria for approval. The FDA may withdraw product approval, once issued, if ongoing regulatory standards are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Typically, if a drug product is intended to treat a chronic disease, as is the case with some of the product candidates AlgoRx is developing, safety and efficacy data must be gathered over an extended period of time, which can range from one to three years or more. Government regulation may delay or prevent marketing of product candidates for new indications for a considerable period of time and impose costly procedures upon AlgoRx’s activities. The FDA or any other regulatory agency may not grant approvals for new indications for AlgoRx’s product candidates on a timely basis, if at all. Success in early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain, additional regulatory approvals for AlgoRx’s products would harm AlgoRx’s business. In addition, AlgoRx cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Any products manufactured or distributed by AlgoRx pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with good manufacturing practices, which impose certain procedural and documentation requirements upon AlgoRx and its third party manufacturers. AlgoRx cannot be certain that it or its present or future suppliers will be able to comply with the good manufacturing practices regulations and other FDA regulatory requirements. If AlgoRx’s present or future suppliers are not able to comply with these requirements, the FDA may halt AlgoRx’s clinical trials, require AlgoRx to recall a drug from distribution, or withdraw approval of the NDA for that drug.

The FDA closely regulates the marketing and promotion of drugs. A company is permitted to make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by AlgoRx and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturers’ communications on the subject of off-label use.

The FDA’s policies may change, and additional government regulations may be enacted which could prevent or delay regulatory approval of AlgoRx’s product candidates or approval of new diseases for AlgoRx’s product candidates. AlgoRx cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

Supply Agreement

In March 2002, AlgoRx entered into a supply agreement with PowderJect Technologies Limited to supply AlgoRx with the cylinders that are a key component in the dispenser for ALGRX 3268. PowderJect Technologies Limited is part of the Chiron group of companies operating under the Chiron Corporation. PowderJect Technologies Limited is currently AlgoRx’s sole supplier of cylinders, and AlgoRx currently has no alternate supplier or source of cylinders. The cylinders are exclusively manufactured for PowderJect Technologies Limited by The BOC Group plc pursuant to supply and manufacturing agreements by and between PowderJect Technologies Limited and the third party manufacturer. AlgoRx is not a party to any agreements with that third party manufacturer. If The BOC Group plc breaches its obligations to PowderJect Technologies Limited and the breach results in PowderJect Technologies Limited’s inability to supply AlgoRx with cylinders, PowderJect Technologies Limited, under the terms of its supply agreement with AlgoRx, must take all reasonable steps to enforce its rights under its agreements with The BOC Group plc and seek remedies that are in the best interest of AlgoRx and PowderJect Technologies Limited, including without limitation, seeking specific performance or injunctive relief. Although AlgoRx has not experienced any shortages of cylinders to date, AlgoRx’s inability to obtain the cylinders for any reason could substantially impair its development activities or the production, marketing and distribution of ALGRX 3268.

The term of AlgoRx’s supply agreement with PowderJect Technologies Limited commenced on March 22, 2002 and continues until the later of March 22, 2012 and the termination of the agreement with the third party manufacturer, unless terminated earlier. AlgoRx has an option to extend the term of the agreement until March 2014, if the agreement with the third party manufacturer terminates on mutually agreeable terms before March 2010. AlgoRx can terminate its supply agreement with PowderJect Technologies Limited on account of a material uncured breach or upon one year’s prior written notice for any reason after the date of termination of the third party manufacturing agreements or the expiration of the last-to-expire patent right owned by the third party manufacturer and used in the cylinders. If AlgoRx materially breaches its payment obligations under the supply agreement with PowderJect Technologies Limited, PowderJect Technologies Limited can suspend its supply obligations to AlgoRx if AlgoRx fails to cure the breach within 60 days of the date of notice of such breach. AlgoRx’s cost per cylinder is based on a number of factors including, PowderJect Technologies Limited’s direct cost of materials and labor and fixed costs, such as utilities and rent, allocated to AlgoRx by PowderJect Technologies Limited.

Manufacturing

AlgoRx has no manufacturing facilities. AlgoRx has entered into arrangements with various third parties for the formulation and manufacture of its clinical supplies. These supplies and the manufacturing facilities must comply with regulations and current good laboratory practices or cGLPs, and current good manufacturing practices or cGMPs, enforced by the FDA. AlgoRx plans to continue to outsource formulation and manufacturing for its clinical trials and potential commercialization. Other than for the cylinder used in ALGRX 3268 described above, AlgoRx believes that there are alternate manufacturers available to produce its clinical supplies and, if its product candidates are approved by the FDA, commercial supplies of its product components.

Competition

AlgoRx competes in the segment of the pharmaceutical market that treats pain, which is highly competitive. AlgoRx faces significant competition from most pharmaceutical companies as well as biotechnology companies that are also researching and selling products designed to treat pain. Many of AlgoRx’s competitors have significantly greater financial, manufacturing, marketing and product development resources than AlgoRx. Large pharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approvals for drugs. These companies also have significantly greater research capabilities than AlgoRx. In addition, many universities and private and public research institutes are active in neurological research, some in direct competition with AlgoRx. AlgoRx also must compete with these organizations to recruit scientists and clinical development personnel.

AlgoRx believes that its ability to successfully compete will depend on, among other things:

•	the efficacy, safety and reliability of its product candidates;

•	the timing and scope of regulatory approval;

•	the speed at which AlgoRx develops product candidates;

•	AlgoRx’s ability to manufacture and sell commercial quantities of a product to the market;

•	product acceptance by physicians and other health care providers;

•	the quality and breadth of AlgoRx’s technology;

•	the skills of AlgoRx’s employees and AlgoRx’s ability to recruit and retain skilled employees;

•	the protection of AlgoRx’s intellectual property; and

•	the availability of substantial capital resources to fund development and commercialization activities.

ALGRX 3268. If ALGRX 3268 is approved and commercialized, it will face significant competition. During 2003, the leading products for local anesthesia prior to needle-stick procedures were L.M.X.4®, a cream-based product (formerly ELA-MAX®, Ferndale Labs), and EMLA®, a cream-based product sold by AstraZeneca. EMLA® has historically been the market leader. Additionally, beginning in 2003, several generic versions of EMLA® manufactured by companies including Fougera, QLT, Geneva, and Hi-Tech Pharmacal were approved by the FDA. Products with more rapid onset than the cream-based products listed above include Numby Stuff® (Iomed), LidoSite® (Braun-Vyteris) and S-Caine® Patch (ZARS).

ALGRX 4975. If ALGRX 4975 is approved and commercialized, it will face significant competition. For treatment of severe postsurgical pain, morphine administered by infusion pump is a leading product. Several other oral, injectable and patch opioid formulations are also used, including Vicodin® (Abbott Labs), OxyContin® (Purdue Pharma) and Duragesic® (Johnson & Johnson). For treatment of localized neuropathic pain, Neurontin® (Pfizer) and tricyclic antidepressants (several manufacturers) are used. For treatment of later-stage osteoarthritis, Synvisc® (Genzyme) and other hyaluronic acid products are injected locally into the knee, and several opioids, most prominently OxyContin® (Purdue Pharma) and Duragesic® (Johnson & Johnson) are also used. VR1 inhibitors are being developed by several companies. Among these, products being developed by Merck-Neurogen, Amgen, Schwarz Pharma-Amore Pacific, Purdue Pharma and PainCeptor are expected to advance to clinical evaluation in late 2004 through 2005.

ALGRX 1207. If ALGRX 1207 is approved and commercialized, it will face significant competition from existing products, including LidoDerm® (Endo), which is a lidocaine patch, and a variety of local anesthetic creams and products with alternative means of delivering lidocaine, including EMLA® cream (AstraZeneca) and its generic equivalents, L.M.X.4® (Ferndale Labs), S-Caine® Patch (ZARS) and LidoSite® (Braun-Vyteris). There are capsaicin products in development by NeurogesX and Winston Labs, which could be applied to the skin and which may be approved prior to ALGRX 1207. Another VR1 agonist, resiniferatoxin, which is currently in Phase 2 clinical trials, has similar attributes as capsaicin, is being developed for topical delivery by ICOS and may compete with ALGRX 1207. If approved, ALGRX 1207, which will also likely be formulated as a cream or patch, will compete with existing products based on factors such as efficacy, convenience and onset time of pain relief.

Legal Proceedings

AlgoRx is not involved in any material legal proceedings.

Facilities

AlgoRx currently leases and occupies approximately 15,760 square feet of office space in Secaucus, New Jersey. The lease expires on July 6, 2009, although AlgoRx has an option to extend the lease for an additional five years at the then market rate. AlgoRx also leases 2,273 square feet of office space in Sunnyvale, California. The Sunnyvale lease expires on March 31, 2008. AlgoRx believes its facilities are adequate for its present operations.

Employees

As of September 30, 2005, AlgoRx had 22 full-time employees. AlgoRx believes its relations with its employees are good.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ALGORX

You should read the following discussion of AlgoRx’s financial condition and results of operations in conjunction with the financial statements and the notes to those statements included elsewhere in this joint proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section entitled “Risk Factors” and elsewhere in this joint proxy statement/prospectus, AlgoRx’s actual results may differ materially from those anticipated in these forward-looking statements.

Overview

AlgoRx is an emerging pharmaceutical company focused on developing and commercializing drugs to treat pain. AlgoRx has three product candidates that it is developing in four clinical programs and one preclinical program. Two product candidates, ALGRX 4975 and ALGRX 3268, are in clinical development, and one product candidate, ALGRX 1207, is in preclinical development. AlgoRx commenced operations in March 2001. Since its inception, AlgoRx has generated significant losses. As of June 30, 2005, AlgoRx had an accumulated deficit of $75.1 million. AlgoRx expects to incur substantial and increasing losses for the next several years as it:

•	continues the development and the preparation for commercialization of ALGRX 4975 and ALGRX 3268, including establishing sales and marketing capabilities;

•	continues the preclinical, and commence the clinical development of ALGRX 1207, which it in-licensed in October 2004;

•	expands its research and development programs; and

•	advances new product candidates into clinical development from its existing research programs.

AlgoRx has a limited history of operations. To date, AlgoRx has funded its operations primarily through the private placement of equity securities. As of June 30, 2005, its only revenue since inception has been $0.2 million derived from a collaborative research program and the one-time upfront payment from an out-license of technology that AlgoRx does not plan to develop itself. AlgoRx has had no other income since inception other than interest income from short-term investments.

AlgoRx holds exclusive worldwide rights to commercialize ALGRX 4975, ALGRX 3268 and ALGRX 1207, and, if approved, AlgoRx intends to market these product candidates itself or with a partner in the United States and through strategic collaborations outside of the United States. AlgoRx currently contracts with outside firms to manufacture AlgoRx’s product candidates and has no plans to establish internal manufacturing capabilities.

In August 2001, AlgoRx licensed the intellectual property underlying ALGRX 4975 from James N. Campbell, M.D., Richard A. Meyer, M.S. and Marco Pappagallo, M.D. In consideration for the license, AlgoRx paid Drs. Campbell and Pappagallo and Mr. Meyer an up-front fee and are obligated to pay additional fees upon achieving certain milestones with respect to ALGRX 4975. AlgoRx also granted them options which vest based on AlgoRx achieving predetermined milestones. If ALGRX 4975 is commercialized, AlgoRx will owe Drs. Campbell and Pappagallo and Mr. Meyer royalties on any future sales of ALGRX 4975.

In March 2002, AlgoRx acquired the powder injection delivery business and a license to certain intellectual property for its product candidate ALGRX 3268 from subsidiaries of PowderJect Pharmaceuticals plc, in a transaction accounted for as an acquisition of assets. The purchase price for this acquisition was approximately $9.9 million. In October 2004, AlgoRx in-licensed the intellectual property underlying ALGRX 1207 from Bridge Pharma, Inc. In consideration for the license, AlgoRx paid Bridge Pharma, Inc. an up-front license fee consisting of a cash payment of $1.0 million and 160,000 shares of AlgoRx common stock. AlgoRx is also obligated to make additional payments and royalties to Bridge Pharma, Inc. if AlgoRx achieves certain clinical, regulatory and commercial milestones.

Revenue

AlgoRx does not expect to generate revenue from product sales or royalties until at least 2007, if at all. AlgoRx intends to seek to generate revenue from a combination of product sales, up-front fees and milestone payments in connection with collaborative or strategic relationships, and royalties resulting from the license of its intellectual property. AlgoRx expects that any revenue it generates will fluctuate from quarter to quarter as a result of the nature, timing and amount of milestone payments it may receive from its collaborative or strategic relationships, as well as revenue it may receive upon the sale of its products, to the extent any are successfully commercialized.

Research and Development Expenses

AlgoRx’s research and development expenses consist primarily of:

•	salaries and related expenses for personnel;

•	costs of facilities and equipment;

•	fees paid to consultants and clinical research organizations in conjunction with independently monitoring AlgoRx’s clinical trials and acquiring and evaluating data in conjunction with the clinical trials;

•	fees paid to research organizations in conjunction with nonclinical animal studies;

•	costs of materials used in research and development;

•	upfront and milestone payments under in-licensing agreements;

•	consulting fees paid to third parties; and

•	depreciation of capital resources used to develop products.

AlgoRx expenses both internal and external research and development costs as incurred. AlgoRx expects its research and development expense to increase as it continues to develop its product candidates.

AlgoRx uses its employee and infrastructure resources across several projects, and some costs are not attributable to an individually-named project but rather are directed across these research projects. Accordingly, AlgoRx makes certain allocations for these internal research and development costs on a project-by-project basis. As a result, AlgoRx cannot state precisely the total costs incurred for each of its clinical and preclinical projects on a project-by-project basis. The following table shows, from inception through June 30, 2005, the total costs associated with ALGRX 4975, ALGRX 3268 and ALGRX 1207:

	Period from March 5, 2001 (Inception) to December 31, 2001	Year Ended December 31,			Six months Ended June 30, 2005	Period from March 6, 2001 (Inception) June 30, 2005
		2002	2003	2004
	(In thousands)
ALGRX 4975	$365	$4,047	$4,697	$7,951	$4,296	$21,356
ALGRX 3268	—	6,877	7,129	5,860	4,244	24,110
ALGRX 1207	—	—	—	2,536	385	2,921
Other R&D	—	821	365	822	578	2,586

Total	$365	$11,745	$12,191	$17,169	$9,503	$50,973

AlgoRx expects that a large percentage of its research and development expenses in the future will be incurred in support of its current and future preclinical and clinical development programs. These expenditures are subject to numerous uncertainties in timing and cost to completion. AlgoRx tests its product candidates in numerous preclinical studies for toxicology, safety and efficacy. AlgoRx then conducts early stage clinical trials for each drug candidate. If AlgoRx is not able to engage a collaboration partner prior to the commencement of later stage clinical trials, AlgoRx may fund these trials themselves. As AlgoRx obtains results from clinical trials, AlgoRx may elect to discontinue or delay clinical trials for certain product candidates or programs in order to focus its resources on more promising product candidates or programs. Completion of clinical trials by AlgoRx or its future collaborators may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a drug candidate. The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

•	the number of sites included in the trials;

•	the length of time required to enroll suitable patient subjects;

•	the number of patients that participate in the trials;

•	the number of doses that patients receive;

•	the duration of patient follow-up;

•	the phase of development the product is in; and

•	the efficacy and safety profile of the product.

AlgoRx’s expenses related to clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and clinical research organizations that conduct and manage clinical trials on AlgoRx’s behalf. The financial terms of these agreements are subject to negotiation and vary from contract to contract and may result in uneven payment flows. Generally, these agreements set forth the scope of work to be performed at a fixed fee or unit price. Payments under the contracts depend on factors such as the successful enrollment of patients or the completion of clinical trial milestones. Expenses related to clinical trials generally are accrued based on contracted amounts applied to the level of patient enrollment and activity according to the protocol. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, AlgoRx modifies its estimates of accrued expenses accordingly on a prospective basis.

None of AlgoRx’s drug candidates has received FDA or foreign regulatory marketing approval. In order to grant marketing approval, the FDA or foreign regulatory agencies must conclude that AlgoRx’s and its collaborators’ clinical data establishes the safety and efficacy of AlgoRx’s drug candidates. Furthermore, AlgoRx’s strategy includes entering into collaborations with third parties to participate in the development and commercialization of products. In the event that third parties have control over the preclinical development or clinical trial process for a product candidate, the estimated completion date would largely be under control of that third-party rather than under AlgoRx’s control. AlgoRx cannot forecast with any degree of certainty which of the drug candidates will be subject to future collaborations or how such arrangements would affect AlgoRx’s development plan or capital requirements.

As a result of the uncertainties discussed above, AlgoRx is unable to determine the duration and completion costs of its research and development projects or when and to what extent it will receive cash inflows from the commercialization and sale of a product.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including finance, business development and corporate development. Other significant costs include facilities costs and professional fees for accounting and legal services, including legal services associated with obtaining and maintaining patents. After completion of the offering made by this joint proxy statement/prospectus, AlgoRx anticipates incurring increases in general and administrative expenses, such as increased costs for insurance and investor relations associated with operating as a public company. These increases will also likely include the hiring of additional personnel and payment to outside consultants, lawyers and accountants. AlgoRx also expects to incur significant costs to comply with the requirements set forth under the new regulations for corporate governance and internal controls.

Critical Accounting Policies

AlgoRx’s discussion and analysis of its financial condition and results of operations are based on its financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires AlgoRx to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. AlgoRx reviews its estimates on an ongoing basis. AlgoRx bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While AlgoRx’s significant accounting policies are described in more detail in the notes to the financial statements included in this joint proxy statement/prospectus, AlgoRx believes the following accounting policies to be critical to the judgments and estimates used in the preparation of the financial statements.

Stock-Based Compensation

Stock-based compensation represents the difference between the exercise price of options granted to employees and directors and the fair value of AlgoRx common stock on the date of grant for financial statement purposes in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations. Certain of AlgoRx’s previous option grants were considered compensatory because the estimated fair value was greater than the exercise price on the date of grant. AlgoRx recognizes this compensation charge over the vesting periods of the shares purchasable upon exercise of options. At the time of each grant, AlgoRx’s board of directors made a contemporaneous good faith determination of the fair value of AlgoRx common stock as of the grant date and did not hire an independent valuation firm. Factors considered by the directors in establishing the fair value of the common stock at the various grant dates included the following:

•	The significant risks associated with AlgoRx’s early stage of development;

•	AlgoRx’s available cash, financial condition and results of operations;

•	Operational and infrastructure issues affecting AlgoRx;

•	The most recent sale prices of AlgoRx’s preferred stock to unaffiliated third parties;

•	The preferential rights of the outstanding preferred stock with respect to liquidation preferences, voting control and anti-dilution rights and the rights to participate on an as if converted basis in distributions following a liquidation or sale once their liquidation preference was repaid;

•	The lack of a liquid market for AlgoRx common stock and other securities and the time frame in which a liquid market was likely to develop;

•	Market conditions for life science company stocks in general;

•	AlgoRx’s minimal revenue and losses at the relevant time;

•	The costs and results of clinical trials for AlgoRx’s product candidates;

•	The uncertainty of clinical results for ongoing clinical trials and the importance of those trials to AlgoRx’s business;

•	The number of product candidates in-licensed by AlgoRx;

•	The regulatory status of the product candidates; and

•	Other valuation assessments provided to AlgoRx by outside third parties.

In 2004, the fair value of AlgoRx common stock as determined by it in connection with option grants ranged from $4.00 at the time of stock option grants made in March 2004 to $10.60 at the time of stock option grants made in December 2004. The increase in the fair value of the common stock for accounting purposes over this period was based on AlgoRx’s determination of both an increase in the probability that AlgoRx common stock would be marketable upon an initial public offering and an increase in enterprise value resulting from progress made in AlgoRx’s research and development efforts for its product candidates. Specifically, in determining to increase the fair value of the common stock, AlgoRx considered events such as the in-licensing of ALGRX 1207 in October 2004, the completion of the end of Phase 2 meeting for ALGRX 3268 in November 2004 and the receipt of favorable safety and efficacy data from the Phase 2 bunion removal surgery trial for ALGRX 4975 in December 2004. In addition, the option grants during 2004 were often issued at times when AlgoRx had recently received third-party indications of enterprise value either from the investors of AlgoRx’s Series C preferred stock or from investment bankers as AlgoRx approached an initial public offering of AlgoRx common stock. AlgoRx’s board then evaluated the financial condition and business operations in light of the third-party indications to arrive at a fair value of the common stock. Because of the receipt of these third-party indications of value and because of the experience of many of AlgoRx’s directors as venture capitalists involved with early-stage life science companies, the board did not believe it was necessary to hire a third-party valuation appraisal firm to reconfirm fair value. In January 2005, AlgoRx filed for an IPO with a price range of $10-$12 which was subsequently lowered to $7-$8 due to weak equity markets. Further deterioration in the equity markets caused AlgoRx to attempt to price the IPO at $5-$7. AlgoRx did not successfully price the IPO in February 2004 and has subsequently determined its fair value to be $5.10, which incorporates a liquidity discount to the median of the final price range.

AlgoRx recorded deferred stock-based compensation related to stock options granted to employees and directors of $0.2 million and related amortization of $13,000 during 2003, deferred stock-based compensation, net of forfeitures, of $9.6 million and related amortization of $2.2 million during 2004 and related amortization of $1.7 million during the six months ended June 30, 2005. AlgoRx expects to amortize approximately $3.3 million of deferred stock-based compensation with respect to stock options granted through June 30, 2005 in future periods, including $0.6 million during the last six months of 2005, $1.0 million during 2006, $0.9 million during 2007 and $0.8 million thereafter.

Acquired In-Process Research and Development

Acquired in-process research and development relates primarily to in-licensed technology, intellectual property and know-how. AlgoRx evaluates the stage of development of acquired projects, taking into account the level of effort, time and estimated cost associated with further developing the in-process technology and producing a commercial product. The nature of the remaining efforts for completion of acquired in-process research and development projects generally include completion of clinical trials, completion of manufacturing validation, interpretation of clinical and preclinical data and obtaining marketing approval from the FDA and other regulatory bodies, the cost, length and success of which are extremely difficult to determine. Numerous risks and uncertainties exist with timely completion of development projects, including clinical trial results, manufacturing process development results, and ongoing feedback from regulatory authorities, including obtaining marketing approval. In addition, acquired products under development may never be successfully commercialized due to the uncertainties associated with the pricing of new pharmaceuticals, the cost to produce these products in a commercial setting, changes in the reimbursement environment, or the introduction of new competitive products. As a result of the uncertainties noted above, AlgoRx expenses such acquired in-process research and development projects when incurred.

Revenue Recognition

AlgoRx’s revenue recognition policies are in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, or SAB 104, and EITF 00-21, Revenue Recognition in Financial Statements, which provides guidance on revenue recognition in financial statements and is based on the interpretations and practices developed by the SEC. SAB 104 requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence exists of an arrangement; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on AlgoRx’s management’s judgments regarding the fixed nature of the fees charged for services rendered and products delivered and the collectibility of those fees. Accordingly, revenues from licensing agreements are recognized based on the performance requirements of the agreement. If AlgoRx has an ongoing involvement or performance obligation, non-refundable up-front fees are generally recorded as deferred revenue in the balance sheet and amortized into license fees in the statement of operations over the term of the performance obligation. If AlgoRx has no ongoing involvement or performance obligation, non-refundable up-front fees are generally recorded as revenue in the period in which the rights are transferred. Should changes in conditions cause AlgoRx’s management to determine that these criteria are not met for certain future transactions, revenue recognition for those transactions will be delayed and AlgoRx’s revenues could be adversely affected.

Results of Operations

Comparison of the Six Months Ended June 30, 2005 and 2004

Revenue. For the six month periods ended June 30, 2005 and June 30, 2004, AlgoRx did not recognize any revenues. AlgoRx recognized $100,000 of revenue during the year ended December 31, 2003. This revenue was derived from the licensing of technology acquired as part of the PowderJect acquisition that AlgoRx did not intend to develop itself. Under the terms of the agreement, the licensee paid AlgoRx a one-time fee of $100,000 upon the execution of the agreement, and the licensee is obligated to pay royalties to AlgoRx equal to a percentage of sales. To date, no royalty payments have been paid nor does AlgoRx expect to receive any in the near future. AlgoRx does not expect any future royalty payments under the agreement to be material.

Research and Development Expenses. Research and development expenses were $9.5 million for the six months ended June 30, 2005, compared with $5.2 million for the six months ended June 30, 2004. The $4.3 million increase in AlgoRx’s research and development expenses was due to $2.2 million of clinical costs related to Phase 3 trials for ALGRX 3268, $0.8 million for clinical costs related to ALGRX 4975 due to the increased number of clinical studies, $0.4 for preclinical expenses related to ALGRX 1207, $0.2 million increased API\Formulation costs to support clinical trials and $0.7 million of increased administrative costs.

General and Administrative Expenses. General and administrative expenses were $5.8 million for the six months ended June 30, 2005, compared with $2.5 million for the six months ended June 30, 2004. The $3.3 million increase was primarily attributable to $1.5 million of expenses related to the planned IPO, $1.1 million in stock-based compensation costs and increases of $0.7 million in salary and other administrative costs related to increased staffing ad facility costs associated with the move to our new corporate location.

Interest Expense. Interest expense was $0 for the six months ended June 30, 2005 compared with $24,000 for the six months ended June 30, 2004. The $24,000 decrease was due to the two month period of time in 2004 during which the $9.8 million of convertible notes were outstanding.

Interest and Other Income, net. Interest and other income was $0.4 million for the six months ended June 30, 2005, compared with $0.2 million for the six months ended June 30, 2004. The increase was due to higher average cash and investment balances held for six months in 2005 versus three months in 2004.

Comparison of the Years Ended December 31, 2004 and 2003

Revenue. For the year ended December 31, 2004, AlgoRx did not recognize any revenues. AlgoRx recognized $100,000 of revenue during the year ended December 31, 2003. This revenue was derived from the licensing of technology acquired as part of the PowderJect acquisition that AlgoRx did not intend to develop itself. Under the terms of the agreement, the licensee paid AlgoRx a one-time fee of $100,000 upon the execution of the agreement, and the licensee is obligated to pay royalties to AlgoRx equal to a percentage of sales. To date, no royalty payments have been paid nor does AlgoRx expect to receive any in the near future. AlgoRx does not expect any future royalty payments under the agreement to be material.

Research and Development Expenses. Research and development expenses were $17.2 million for the year ended December 31, 2004, compared with $12.2 million for the year ended December 31, 2003. The $5.0 million increase in AlgoRx’s research and development expenses reflects an increase of $3.3 million for ALGRX 4975, an increase of $2.5 million for ALGRX 1207 and an increase of $0.5 million in other R&D expense offset by a decrease of $1.3 million for the ALGRX 3268 program. The $3.3 million increase in costs for the ALGRX 4975 program for the year ended 2004 was primarily attributable to an increase of $3.5 million in clinical, salary and other costs to support the increased clinical activity as AlgoRx completed two Phase 2 clinical trials begun in 2003, offset by a decrease of $0.2 million in drug safety costs that were incurred to support the IND for ALGRX 4975 and the initiation and planning of five other clinical trials for ALGRX 4975. The $1.3 million decrease in costs for the ALGRX 3268 program in 2004 was primarily attributed to decreased personnel costs of $1.8 million and decreased clinical costs of $0.4 million, offset by an increase of $0.9 million in manufacturing, quality assurance and other costs. The decreased personnel costs were due to a reduction of force of 28 employees in March 2003, all of whom were involved with the ALGRX 3268 program. The increase in manufacturing, quality assurance and other costs of $0.9 million was due to a variety of projects necessary to prepare for Phase 3 clinical trials and potential commercialization of the product candidate. The increase of $2.5 million in costs for ALGRX 1207 was due to the licensing fees paid to in-license the product from Bridge Pharma. The increase in other R&D of $0.5 million was due to an increase in stock-based compensation costs.

In March 2003, AlgoRx announced a reorganization plan intended to reduce operating costs at its Fremont, California facility in response to a clinical hold placed on ALGRX 3268 by the FDA. The primary focus of the workforce at the Fremont facility was ALGRX 3268. AlgoRx reduced its staff by 28 employees though no research projects were discontinued. The 28 employees represented approximately 82% of total employees at the Fremont facility and 61% of total AlgoRx employees overall as of the date of reorganization. During the clinical hold period, which lasted three months, AlgoRx began an outsourcing program that has since replaced all of the necessary functions with outside vendors and consultants. The total restructuring cost of $1.1 million was expensed during 2003. Severance and related costs were $0.8 million. The vesting of certain options held by the terminated employees was accelerated in connection with this reorganization, and AlgoRx recorded a charge of $66,240 related to this acceleration of vesting. The reorganization resulted in an impairment of the assembled workforce intangible asset that had been recorded as a result of the March 2002 acquisition from PowderJect Pharmaceuticals plc. This impairment of $0.2 million was recorded as accelerated amortization expense during 2003 and was classified under research and development expenses for the year ended December 31, 2003.

General and Administrative Expenses. General and administrative expenses were $6.5 million for the year ended December 31, 2004, compared with $3.5 million for the year ended December 31, 2003. The $3.0 million increase was primarily attributable to increases of $1.7 million in salary and other administrative costs related to the expansion of the business and clinical programs and $1.3 million in stock-based compensation costs.

Interest Expense. Interest expense was $24,000 for the year ended December 31, 2004, compared with $107,000 for the year ended December 31, 2003. The $83,000 decrease was due to the shorter period of time in 2004 during which the $9.8 million of convertible notes were outstanding.

Interest and Other Income, net. Interest and other income was $0.6 million for the year ended December 31, 2004, compared with $86,000 for the year ended December 31, 2003. The increase was due to higher average cash and investment balances.

Comparison of the Years Ended December 31, 2003 and 2002

Research and Development Expenses. Research and development expenses were $12.2 million in 2003 and $11.7 million in 2002. The expenses are associated with research and development programs that AlgoRx conducted during these periods in the areas of pain management.

The $0.5 million increase in AlgoRx’s research and development expenses from 2002 to 2003 reflects an increase of $0.7 million for ALGRX 4975 and an increase of $0.3 million for ALGRX 3268, offset by a decrease of $0.5 million in other program expenses. The increase in costs associated with ALGRX 4975 was primarily attributable to an increase in clinical activity in which AlgoRx completed a Phase 1 safety trial and initiated two Phase 2 clinical trials. In 2002, AlgoRx initiated its first clinical trial in the second half of the year and only incurred a small amount of costs. The increase of costs associated with ALGRX 3268 in 2003 was primarily attributable to higher salary costs, severance costs for 28 employees at the California facility in March 2003, increased clinical activity, and an increase in facility operating costs, together totaling $0.9 million, offset by a decrease of $0.6 million in drug safety studies.

General and Administrative Expenses. General and administrative expenses were $3.5 million in 2003 and $3.1 million in 2002. The $0.4 million increase in expenses from 2002 to 2003 was primarily attributable to termination costs and business development costs partially offset by lower personnel costs. ALGRX 3268 was purchased and licensed in the first quarter of 2002.

Acquired In-Process Research and Development. Generally, AlgoRx determines the amount of any in-process research and development expense based on an analysis using risk-adjusted cash flows expected to be generated by products that may result from the in-process technologies acquired. AlgoRx reviews the acquired project rights to determine the stage of their development, the probability of demonstrating in clinical trials sufficient safety and efficacy for FDA approval and product risk factors inherent in the drug development process. The product-specific risk factors include the type of drug under development, likelihood of regulatory approval, manufacturing process capability, scientific rationale, preclinical safety and efficacy data, target product profile and development plans. The valuation used to estimate in-process research and development expense requires AlgoRx to use significant estimates and assumptions that, if changed, may result in a different valuation for in-process technology.

In connection with AlgoRx’s license agreement and acquisition of assets from subsidiaries of PowderJect Pharmaceuticals plc, AlgoRx reviewed the rights and assets that AlgoRx acquired to determine the stage of development, the probability of demonstrating in clinical trials sufficient safety and efficacy for FDA approval and the technical milestones needed to be reached before commercialization would be possible. AlgoRx determined, as of the acquisition date, there was significant risk that the clinical trials may not demonstrate the levels of safety and efficacy needed for FDA approval and that the project had significant milestones to reach before commercialization. AlgoRx also determined that all of the projects had no alternative future uses if they were not successful. Accordingly, AlgoRx classified a portion of the ALGRX 3268 and associated projects as in-process research and development and expensed $5.7 million immediately. The remaining purchase price was allocated to tangible net assets of $3.7 million and acquired workforce of $0.5 million. AlgoRx valued the assets acquired based on the value of the consideration that PowderJect Pharmaceuticals plc and three individuals received in this transaction, which included 6,166,154 shares of Series B convertible preferred stock and 152,615 shares of common stock. The Series B preferred stock was valued at $8.0 million based on the arm’s length Series B preferred stock financing completed concurrently with the acquisition. The common stock issued in the acquisition was valued at $0.2 million using the estimated fair value used for option grants to AlgoRx employees. The purchase price for the acquisition also included cash consideration of $0.8 million for a minority interest’s share in the acquired company and assumed liabilities of $0.2 million. The total purchase price for this acquisition was $9.9 million, including transaction costs of $0.7 million.

Interest Expense. Interest expense was $0.1 million in 2003 and $4,000 in 2002. The increase in interest expense from 2002 to 2003 was due to non-cash accrued interest expense for the $9.8 million of convertible notes.

Interest and Other Income, net. Interest and other income was $86,000 in 2003 and $0.2 million in 2002. The decrease in interest income from 2002 to 2003 was primarily attributable to lower average cash balances and the lower interest rate environment.

Liquidity and Capital Resources

To date, AlgoRx has funded its operations primarily through the sale of equity securities. As of June 30, 2005, AlgoRx received approximately $87.7 million of cash proceeds from the sale of equity securities, including the notes that were converted into preferred stock, net of offering expenses.

As of June 30, 2005, AlgoRx had $28.1 million in cash, cash equivalents and marketable securities as compared to $39.9 million as of December 31, 2004, a decrease of $11.8 million. This decrease resulted primarily from net reductions in cash due to operating activities.

Net cash used in operating activities amounted to $11.9 million for the six months ended June 30, 2005 and $6.3 million for the six months ended June 30, 2004. The primary use of cash was to fund net losses for these periods, adjusted for non-cash expenses, including depreciation and amortization of $0.2 million for the six months ended June 30, 2005 and $0.5 million for the six months ended June 30, 2004, non-cash stock based compensation of $1.7 million for the six months ended June 30, 2005 and $0.2 million for the six months ended June 30, 2004 and a decrease in net operating assets and liabilities of $0.1 million for the six months ended June 30, 2005 and an increase of $0.6 million for the six months ended June 30, 2004.

Net cash used in investing activities, excluding net proceeds from purchases, sales and maturities of short-term investments, for the six months ended June 30, 2005 amounted to $0.0 million and $0.1 million for the six months ended June 30, 2004. AlgoRx paid approximately $0.1 million during the six months ended June 30, 2004 for leasehold improvements and capital equipment necessary to support its anticipated future growth, net of proceeds from the disposal of equipment.

Net cash provided by financing activities amounted to $0.1 million for the six months ended June 30, 2005, and $53.7 million for the six months ended June 30, 2004. During the six months ended June 30, 2005 these activities consisted primarily of funds provided by issuance of common stock associated with employee exercises of stock options. During the six months ended June 30, 2004, these activities consisted primarily of private sales of Series C preferred stock and convertible promissory notes convertible into Series C preferred stock, which were offset in part by stock issuance costs.

The following table summarizes AlgoRx’s long-term contractual obligations as of June 30, 2005:

	2005	2006	2007	2008	2009
	(In thousands)
Operating leases	$123	$246	$246	$246	$123
R & D obligations	750	2,000	2,000	1,500	1,000

Total	$873	$2,246	$2,246	$1,746	$1,123

AlgoRx has four license agreements, two of which relate to ALGRX 4975 and one of which relates to ALGRX 3268, the two product candidates in clinical trials. The other license agreement relates to AlgoRx’s preclinical product candidate, ALGRX 1207 that AlgoRx in-licensed in October 2004. Under these four license agreements, AlgoRx could be required to pay up to a total of $6.7 million in milestone payments through product approval, in addition to sales milestones and royalties on commercial sales if any occur. Under AlgoRx’s license with PowderMed Limited, if AlgoRx uses the licensed technology to develop cytokines, which are proteins that regulate blood cells, AlgoRx is obligated to spend $1.0 million on research and development associated with the licensed technology during the period July 7, 2003 to July 7, 2005 and to spend an additional $1.0 million on research and development for every 12 month period from July 7, 2005 to July 7, 2008. To date, AlgoRx has chosen not to use the licensed technology to develop cytokines. AlgoRx has no material commitments for capital expenditures. Under AlgoRx’s license agreement with Bridge Pharma, Inc., AlgoRx is obligated to spend a minimum of $1 million for product development in each calendar year during the term of the agreement commencing in 2005 and ending on the first commercial sale of a product using the licensed technology. AlgoRx is also responsible under the Bridge Pharma agreement for paying expenses associated with any patent prosecution and maintenance relating to the underlying technology and for certain costs associated with the research, development, regulatory filings and approvals and commercialization of products using the underlying technology.

AlgoRx’s future capital uses and requirements depend on numerous forward-looking factors. These factors include, but are not limited to, the following:

•	the progress of preclinical development and laboratory testing and clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	delays that may be caused by evolving requirements of regulatory agencies;

•	the number of product candidates AlgoRx pursues;

•	the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims;

•	AlgoRx’s plans to establish sales, marketing and/or manufacturing capabilities;

•	AlgoRx’s ability to establish, enforce and maintain selected strategic alliances and activities required for product commercialization;

•	the acquisition of technologies, products and other business opportunities that require financial commitments; and

•	AlgoRx’s revenues, if any, from successful development and commercialization of its products.

Until AlgoRx can generate significant cash from its operations, AlgoRx expects to continue to fund its operations with existing cash resources. If AlgoRx needs to raise funds in the future, AlgoRx may be required to raise those funds through public or private financings, strategic relationships or other arrangements.

As of December 31, 2002, 2003, 2004, and June 30, 2005, AlgoRx did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, AlgoRx does not engage in trading activities involving non-exchange traded contracts. Therefore, AlgoRx is not materially exposed to any financing, liquidity, market or credit risk that could arise if AlgoRx had engaged in these relationships.

Recent Accounting Pronouncements

In December 2004, the FASB issued FASB Statement No. 123, Share-Based Payment. This statement, referred to as Statement 123R, was an amendment of FASB Statements No. 123 and 95. The change in accounting would replace existing requirements under FAS 123, Accounting for Stock-Based Compensation, and APB Opinion No. 25, Accounting for Stock Issued to Employees. The statement covers a wide range of equity-based compensation arrangements. Under this FASB statement, all forms of share-based payments to employees, including employee stock options, would be treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award would generally be measured at fair value at the grant date.

In October 2004, the FASB concluded that Statement 123R would be effective for public companies for annual periods beginning after June 15, 2005 except small business issuers as defined in SEC Regulation S-B. Retroactive application of the requirements of Statement 123, not Statement 123R, to the beginning of the fiscal year that includes the effective date would be permitted but not required. Early adoption of Statement 123R is encouraged. A calendar-year company therefore would be required to apply Statement 123R beginning January 1, 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

AlgoRx’s primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of its investments are in short-term marketable securities. Due to the nature of its short-term investments, AlgoRx believes that it is not subject to any material market risk exposure. AlgoRx does not have any foreign currency or other derivative financial instruments.

LEGAL MATTERS

The validity of the Corgentech common stock to be issued in the merger has been passed upon for Corgentech by Cooley Godward LLP. Certain tax consequences of the merger have been passed upon for Corgentech by Cooley Godward LLP and for AlgoRx by Heller Ehrman LLP. GC&H Investments and GC&H Investments, LLC, investment partnerships composed of certain partners of and persons associated with Cooley Godward LLP, beneficially owns 12,000 and 6,756 shares, respectively, of Corgentech common stock and Cooley Godward LLP beneficially owns 13,750 shares of Corgentech common stock. In addition, GC&H Investments beneficially owns 50,000 shares of AlgoRx Series A preferred stock. Persons and entities affiliated with Heller Ehrman LLP beneficially own 84,388 shares of AlgoRx Series C preferred stock.

EXPERTS

The financial statements of Corgentech Inc. at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in this joint proxy statement/prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of AlgoRx Pharmaceuticals, Inc. at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 and for the period from March 6, 2001 (inception) to December 31, 2004, included in this joint proxy statement/prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report, appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Corgentech stockholders will be “householding” our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate proxy statement and annual report, please notify your broker or direct your written request to our Secretary, care of Corgentech Inc., 650 Gateway Boulevard, South San Francisco, California 94080 or contact our Secretary at (650) 624-9600. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request “householding” of their communications should contact their broker.

WHERE YOU CAN FIND MORE INFORMATION

Corgentech has filed annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Corgentech files at the SEC’s public reference rooms in Washington, D.C.; New York, New York; and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Corgentech’s public filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning Corgentech also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006.

Corgentech has filed a Form S-4 registration statement to register with the SEC the offer and sale of the shares of Corgentech common stock to be issued to AlgoRx stockholders, the warrant holder and the designated beneficiaries under the AlgoRx 2005 Retention Bonus Plan in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus and proxy statement of Corgentech and a proxy statement of AlgoRx for the special meeting.

As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information that stockholders can find in the registration statement or the exhibits to the registration statement.

Corgentech and AlgoRx incorporate by reference the following additional documents:

•	the Agreement and Plan of Merger attached to this joint proxy statement/prospectus as Annex A;

•	the Forms of Voting Agreements attached to this joint proxy statement/prospectus as Annex B;

•	the Opinion of Piper Jaffray attached to this joint proxy statement/prospectus as Annex C;

•	the Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. attached to this joint proxy statement/prospectus as Annex D;

•	the amendment to the certificate of incorporation of Corgentech attached to this joint proxy statement/prospectus as Annex E;

•	the 2003 Equity Incentive Plan attached to this joint proxy statement/prospectus as Annex F;

•	the 2003 Non-Employee Directors’ Stock Option Plan attached to this joint proxy statement/prospectus as Annex G;

•	Delaware Appraisal Rights attached to this joint proxy statement/prospectus as Annex H;

•	Corgentech’s Annual Report on Form 10-K/A for the year ended December 31, 2004 attached to this joint proxy statement/prospectus as Annex I;

•	Corgentech’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 attached to this joint proxy statement/prospectus as Annex J;

•	Corgentech’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 attached to this joint proxy statement/prospectus as Annex K;

•	AlgoRx’s Audited Consolidated Financial Statements for the year ended December 31, 2004 attached to this joint proxy statement/prospectus as Annex L; and

•	AlgoRx’s Unaudited Consolidated Financial Statements for the six months ended June 30, 2005 attached to this joint proxy statement/prospectus as Annex M.

Corgentech has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Corgentech or Merger Sub, and AlgoRx has supplied all information relating to AlgoRx.

If you are a stockholder, you may have received some of the documents incorporated by reference. You may also obtain any of those documents from the appropriate company or the SEC or the SEC’s Internet web site described above. Documents incorporated by reference are available from the appropriate company without charge, excluding all exhibits unless specifically incorporated by reference in such documents. Stockholders may obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

Corgentech Inc.

Attn: Investor Relations

650 Gateway Boulevard

South San Francisco, California 94080

Telephone: (650) 624-9600

E-mail: investors@corgentech.com

AlgoRx Pharmaceuticals, Inc.

Attn: Jeffrey A. Rona

500 Plaza Drive

Secaucus, NJ 07094

Telephone: (201) 325-6900

E-mail: investors@algorx.com

If you would like to request documents, please do so by                     , 2005 to receive them before the special meetings. If you request any incorporated documents, the appropriate company will strive to mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus to vote your shares at the special meeting. We have not authorized anyone to provide you with information that differs from that contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated                     , 2005. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this joint proxy statement/prospectus to stockholders nor the issuance of shares of Corgentech common stock in the merger shall create any implication to the contrary.

Corgentech, the Corgentech logos and all other Corgentech product and service names are registered trademarks or trademarks of Corgentech Inc. in the United States and in other select countries. AlgoRx, the AlgoRx logos and all other AlgoRx product and service names are registered trademarks or trademarks of AlgoRx Pharmaceuticals, Inc. in the United States and in other select countries. “®” and “™” indicate U.S. registration and U.S. trademark, respectively. Other third-party logos and product/trade names are registered trademarks or trade names of their respective companies.

Annex A

AGREEMENT AND PLAN OF MERGER

AMONG

CORGENTECH, INC.,

ELEMENT ACQUISITION CORP.,

AND

ALGORX PHARMACEUTICALS, INC.

AND

STOCKHOLDER REPRESENTATIVE

SEPTEMBER 23, 2005

LIST OF EXHIBITS

Exhibit A	Form of Company Voting Agreement

Exhibit B	Form of Parent Voting Agreement

Exhibit C	Form of Certificate of Incorporation of Surviving Corporation

Exhibit D	Form of Bylaws of Surviving Corporation

Exhibit E	Form of Parent and Merger Sub Tax Representation Letter

Exhibit F	Form of Company Tax Representation Letter

Exhibit G	Form of Company Affiliate and Market Stand-Off Agreement

Exhibit H	Form of Parent Market Stand-Off Agreement

Exhibit I	Form of Escrow Agreement

Exhibit J	Form of Employment Agreement

LIST OF ANNEXES

Annex A	List of Company Stockholders Executing the Company Voting Agreement

Annex B	List of Parent Stockholders Executing the Parent Voting Agreement

Annex C	Initial Directors of the Surviving Corporation

Annex D	Directors of Parent

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 23, 2005 (the “Agreement Date”) by and among Corgentech, Inc., a Delaware corporation (“Parent”), Element Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), AlgoRx Pharmaceuticals, Inc., a Delaware corporation (the “Company”) and the individual identified as the Stockholder Representative on the signature page hereto (the “Stockholder Representative”).

RECITALS

A. The parties intend that, subject to the terms and conditions hereinafter set forth, Merger Sub shall merge with and into the Company (the “Merger”), with the Company to be the surviving corporation of the Merger (the “Surviving Corporation”), on the terms and subject to the conditions of this Agreement and pursuant to the applicable provisions of the General Corporation Law of the State of Delaware (“Delaware Law”).

B. The Boards of Directors of Parent, Merger Sub and the Company have determined that the Merger is in the best interests of their respective stockholders and have approved and declared advisable this Agreement and the Merger.

C. Concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Parent’s willingness to enter into this Agreement, each Company stockholder listed on Annex A is executing and delivering to Parent a Company Voting Agreement in substantially the form attached hereto as Exhibit A (a “Company Voting Agreement”).

D. Concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to the Company’s willingness to enter into this Agreement, each Parent stockholder listed on Annex B is executing and delivering to the Company a Parent Voting Agreement in substantially the form attached hereto as Exhibit B (a “Parent Voting Agreement”).

E. For United Stated federal income tax purposes, Parent, Merger Sub and the Company intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

F. Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and conditions contained herein, the parties hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with Delaware Law, Merger Sub, at the Effective Time, shall be merged with and into the Company. As a result of the Merger, the Surviving Corporation shall be a wholly owned subsidiary of Parent.

1.2 Closing. Subject to termination of this Agreement as provided in Article VIII, the closing of the Merger (the “Closing”) shall take place on the first business day after the satisfaction or waiver of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date) set forth in Article VI, or on such time or date as agreed to in writing by the parties hereto (the actual date of the Closing being referred to herein as the “Closing Date”). The Closing shall be held at the offices of Heller Ehrman LLP, 275 Middlefield

Road, Menlo Park, California, unless another place is agreed to in writing by the parties hereto. As soon as practicable on or after the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law (the date and time of such filing, or if another date and time is specified in such filing, such specified date and time, being the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Certificate of Incorporation; By-laws. At the Effective Time, (i) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read in form and substance substantially the same as Exhibit C hereto and (ii) the By-laws of the Surviving Corporation shall be amended and restated in their entirety to read in form and substance substantially the same as Exhibit D hereto, in each case until thereafter changed or amended as provided therein or applicable Law.

1.5 Directors and Officers of Surviving Corporation. At the Effective Time, the initial directors of the Surviving Corporation shall be the persons designated on Annex C hereto, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, as amended. The initial officers of the Surviving Corporation shall be the persons designated on Annex C hereto, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, as amended.

1.6 Directors; Officers. The parties will take all action necessary such that as of the Effective Time the Board of Directors of Parent shall consist of the nine (9) members, eight (8) of which shall be those persons set forth on Annex D hereto (it being understood that prior to the Effective Time the persons set forth on Annex D may only be changed by mutual written consent of the parties). The parties agree that the eight (8) persons set forth on Annex D shall (x) designate the class of director and the committees to which each such director will initially belong prior to the initial filing of the Registration Statement and (y) expeditiously designate the one (1) remaining member of the Board of Directors of Parent. The parties shall take such action as is necessary to structure the Board of Directors of Parent to satisfy applicable stock exchange and corporate governance requirements.

1.7 Establishment of the Escrow Fund. On the Closing Date, Parent will deposit the Escrow Shares with the Escrow Agent to provide for the indemnification rights of Parent under Article 8. The fund comprised of the Parent Common Stock deposited with the Escrow Agent by Parent in accordance with this Section 1.7 is referred to in this Agreement as the “Escrow Fund” and the disposition of the Escrow Fund will be governed by the terms of this Agreement and the Escrow Agreement. Each Participating Stockholder will be entitled to receive such Participating Stockholder’s Pro Rata Share of any amounts that are released from the Escrow Fund to the Participating Stockholders in accordance with the terms of this Agreement and the Escrow Agreement.

1.8 Escrow; Indemnity; Stockholder Representative. The Participating Stockholders, by virtue of the approval of this Agreement by the Company stockholders, (i) shall be deemed to have consented to the deposit of the Escrow Shares with the Escrow Agent pursuant to the terms of the Escrow Agreement, (ii) shall be deemed to have agreed that the Escrow Shares in the Escrow Fund will be subject to the indemnification provisions of Article 8, and (iii) shall be deemed to have irrevocably constituted and appointed the Stockholder Representative (together with his or her permitted successors) as their true and lawful agent and attorney-in-fact to enter into the Escrow Agreement, to enter into any other agreement in connection with the transactions contemplated by this Agreement, to exercise all or any of the powers, authority and discretion conferred on the Stockholder Representative under any such agreement, to waive any terms and conditions of any such agreement, to give and receive notices on their behalf and to be their exclusive representative to the extent of their respective interests in the Escrow Fund with respect to any matter, suit, claim, action or proceeding arising with respect to any transaction contemplated by any such agreement, including the defense, settlement or compromise of any claim, action or proceeding for which Parent or Merger Sub may be entitled to indemnification and the Stockholder Representative agrees to act as, and to undertake the duties and responsibilities of, such agent and attorney-in-fact. This power of attorney is coupled with an interest and is irrevocable. The Stockholder Representative, in connection with its obligations under this Agreement, shall not be liable for any action taken or not taken or suffered by it in reliance upon any notice, direction, instruction, consent, statement or other document believed by it to be genuine and duly authorized, nor for any other action or inaction in the absence of his or her own gross negligence or willful misconduct. In all questions arising under this Agreement, the Stockholder Representative may rely on the advice or opinion of counsel, and for anything done, omitted or suffered in good faith by the Stockholder Representative based on such advice, the Stockholder Representative shall not be liable to any Participating Stockholder in its capacity as such. The Stockholder Representative shall have no duties or responsibilities other than those expressly set forth in this Agreement or the Escrow Agreement and the implied duty of good faith and fair dealing. The Stockholder Representative, acting as such under this Agreement, is not charged with knowledge of or any duties or responsibilities under, and shall not be bound by, any other document or agreement, other than the Escrow Agreement. If the Stockholder Representative shall be unable or unwilling to serve in such capacity, his or her successor shall be named by those persons who held a majority of the shares of Company Common Stock, on an as-if converted basis, held by all Participating Stockholders immediately prior to the Effective Time and such successor shall serve and exercise the powers of Stockholder Representative hereunder.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Series C Preferred Stock. Each share of Series C Preferred Stock, par value $0.001 per share, of the Company (“Company Series C Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Series C Preferred Stock to be cancelled pursuant to Section 2.1(e)), shall be converted, subject to Section 2.2(e), into the right to receive a number of shares of common stock, par value $0.001 per share, of Parent (“Parent Common Stock”) equal to the sum of (i) the Series C Preference Exchange Ratio plus (ii) the Common Exchange Ratio. All such shares of Company Series C Preferred Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive a certificate representing the shares of Parent Common Stock into which such Company Series C Preferred Stock was converted in the Merger. Certificates previously representing shares of Company Series C Preferred Stock shall be exchanged for certificates representing whole shares of Parent Common Stock and a check for any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon the surrender of such certificates in accordance with the provisions of Section 2.2.

(b) Conversion of Series B Preferred Stock. Each share of Series B preferred stock, par value $0.001 per share, of the Company (“Company Series B Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of the Company Series B Preferred stock to be cancelled pursuant to Section 2.1(e)), shall be converted, subject to Section 2.2(e), into the right to receive a number of shares of Parent Common Stock equal to the sum of (i) the Series B Preference Exchange Ratio plus (ii) the Common Exchange Ratio. All such shares of Company Series B Preferred Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive a certificate representing the shares of Parent Common Stock into which such Company Series B Preferred Stock was converted in the Merger. Certificates previously representing shares of Company Series B Preferred Stock shall be exchanged for certificates representing whole shares of Parent Common Stock and a check for any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon the surrender of such certificates in accordance with the provisions of Section 2.2.

(c) Conversion of Series A Preferred Stock. Each share of Series A preferred stock, par value $0.001 per share, of the Company (“Company Series A Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Series A Preferred Stock to be cancelled pursuant to Section 2.1(e)), shall be converted, subject to Section 2.2(e), into the right to receive a number of shares of Parent Common Stock equal to the sum of (i) the Series A Preference Exchange Ratio plus (ii) the Common Exchange Ratio. All such shares of Company Series A Preferred Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive a certificate representing the shares of Parent Common Stock into which such Company Series A Preferred Stock was converted in the Merger. Certificates previously representing shares of Company Series A Preferred Stock shall be exchanged for certificates representing whole shares of Parent Common Stock and a check for any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon the surrender of such certificates in accordance with the provisions of Section 2.2.

(d) Conversion of Company Common Stock. Each share of common stock, par value $.0001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.1(e)), shall be converted, subject to Section 2.2(e), into the right to receive a number of shares of Parent Common Stock equal to the Common Exchange Ratio. All such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive a certificate representing the shares of Parent Common Stock into which such Company Common Stock was converted in the Merger. Certificates previously representing shares of Company Common Stock shall be exchanged for certificates representing whole shares of Parent Common Stock and a check for any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon the surrender of such certificates in accordance with the provisions of Section 2.2.

(e) Cancellation of Certain Shares. Each share of Company Common Stock or Company Preferred Stock held by Parent, Merger Sub, any wholly-owned subsidiary of Parent or Merger Sub, in the treasury of the Company or by any wholly-owned subsidiary of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

(f) Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and be exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(g) Change in Shares. The parties acknowledge and agree that the Exchange Ratios assume that no Reverse Stock Split has occurred following the date of this Agreement and prior to the Effective Time. If between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock, Company Preferred Stock or Company Common Stock shall have been changed (including as a result of the Reverse Stock Split) into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratios shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

2.2 Exchange of Certificates.

(a) Exchange Agent. At the Effective Time, Parent shall irrevocably deposit, or shall cause to be deposited, with Mellon Investor Services LLC (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock and Company Preferred Stock, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the shares of Parent Common Stock issuable pursuant to Section 2.1 and cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 2.2(e) (such certificates for shares of Parent Common Stock, together with cash in lieu of fractional shares and any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”) in exchange for all outstanding shares of Company Common Stock and Company Preferred Stock and all Company Warrants. The Exchange Agent shall, pursuant to irrevocable instructions and subject to Section 1.7, deliver Parent Common Stock contemplated to be issued pursuant to Section 2.1 and the cash contemplated to be issued pursuant to Section 2.2(e) out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. Promptly after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock or Company Preferred Stock (the “Certificates”) (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in reasonable and customary form) and (B) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Company Common Stock or Company Preferred Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate, subject to Section 1.7, shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive in respect of the shares of Company Common Stock or Company Preferred Stock formerly represented by such Certificate (after taking into account all shares of Company Common Stock and Company Preferred Stock then held by such holder), cash in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c), and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock or Company Preferred Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the Certificate representing such shares of Company Common Stock or Company Preferred Stock is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and by evidence reasonably satisfactory that any applicable stock transfer taxes, if any, have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c).

(c) Distributions with Respect to Unexchanged Shares of Company Common Stock or Company Preferred Stock. No dividends or other distributions declared or made after the Effective Time with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), unless and until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (A) promptly, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

(d) Further Rights in Company Common Stock or Company Preferred Stock. All shares of Parent Common Stock issued upon conversion of the shares of Company Common Stock or Company Preferred Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.2(c) or Section 2.2(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock or Company Preferred Stock, as applicable.

(e) Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share and such fractional share interests will not entitle the owner thereof to any rights of a stockholder of Parent. In lieu of any fractional shares of Parent Common Stock that would otherwise be issued, each stockholder that would have been entitled to receive a fractional share of Parent Common Stock shall, upon proper surrender of the Certificates, receive a cash payment equal to such fraction multiplied by the Parent Common Stock Price.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock or Company Preferred Stock for twenty-four (24) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Common Stock or Company Preferred Stock who have not theretofore complied with this Article II shall thereafter look only to Parent for the shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.2(e) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 2.2(c), in each case, without any interest thereon.

(g) No Liability. None of the Company, the Surviving Corporation or Parent shall be liable to any holder of shares of Company Common Stock or the Company Preferred Stock for any such shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the execution of an indemnity agreement against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.2(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2(c), in each case, without any interest thereon.

(i) Withholding. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock or Company Preferred Stock such amounts as Parent or the Exchange Agent are required to deduct and withhold under applicable Law with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock or Company Preferred Stock in respect of whom such deduction and withholding was made by Parent or the Exchange Agent.

2.3 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock and Company Preferred Stock outstanding immediately prior to the Effective Time and held by a stockholder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such shares in accordance with Delaware Law (“Appraisal Shares”) shall not be converted into a right to receive shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.2(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2(c), unless such stockholder fails to perfect or withdraws or otherwise loses such stockholder’s right to appraisal. If, after the Effective Time such stockholder fails to perfect or withdraws or loses such stockholder’s right to appraisal, such shares of Company Common Stock or Company Preferred Stock shall be treated as if they had been converted as of the Effective Time into the right to receive such consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock and Company Preferred Stock. The Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to dissenting shares without the consent of Parent.

2.4 Retention Bonus Plan. At the Closing, the Total Merger Consideration shall reduced by the aggregate number of shares of Parent Common Stock payable to participants under terms of the Retention Bonus Plan (the “Retention Bonus Plan Payment”), which in the aggregate shall not exceed six and one-half percent (6.5%) of the Total Merger Consideration. The amount of Retention Bonus Plan Payment for each holder of Participating Units shall be set forth on Schedule 2.4, which shall be delivered by the Company to Parent within two (2) business days of the determination of the Parent Common Stock Price. To the extent there are any changes, an updated Schedule 2.4 shall be delivered by the Company to Parent on the Closing Date. Subject to Section 1.7, at the Effective Time and in addition to the shares of Parent Common Stock issued upon conversion of the shares of Company Common Stock or Company Preferred Stock in accordance with the terms hereof, Parent shall issue to the holders of Participating Units the corresponding number of Parent Common Stock set forth on Schedule 2.4.

2.5 Stock Options. At the Effective Time, all unexercised and unexpired options to purchase Company Common Stock (“Company Options”) then outstanding, under any stock option plan of the Company or any other plan, agreement or arrangement (the “Company Stock Option Plans”), whether or not then exercisable, will be cancelled.

2.6 Company Series C Preferred Stock Warrants. At the Effective Time, each warrant to purchase shares of Company Series C Preferred Stock (“Company Warrants”) which is outstanding immediately prior thereto shall, in accordance with the terms thereof, cease to represent a right to acquire shares of Company Series C Preferred Stock and automatically shall be converted, at the Effective Time, without any action on the part of the holder thereof, into a warrant to purchase Parent Common Stock (as so converted, a “Company Converted Warrant”). Each Company Converted Warrant shall continue to have, and be subject to, the same terms and conditions as set forth in any agreements thereunder immediately prior to the Effective Time, except that, as of the Effective Time, (i) each Company Converted Warrant shall be exercisable (or shall become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares that were issuable upon exercise of such Preferred Warrant immediately prior to the Effective Time multiplied by the sum of (a) the Series C Preference Exchange Ratio plus (b) the Common Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Company Converted Warrant shall be equal to the quotient determined by dividing the exercise price per share of Company Preferred Stock at which such Company Warrants was exercisable immediately prior to the Effective Time by the sum of (a) the Series C Preference Exchange Ratio plus (b) the Common Exchange Ratio, rounded up to the nearest whole cent.

2.7 Restricted Stock. If any shares of Company Common Stock, Company Preferred Stock or Parent Common Stock that are outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition providing that such shares may be forfeited or repurchased upon any termination of the stockholders’ employment, directorship or other relationship with the Company or Parent, as the case may be (and/or any Subsidiary of the Company or Parent), under the terms of any agreement with the Company or Parent (and/or any Subsidiary of the Company or Parent), as applicable, that does not by its terms provide that such repurchase option, risk of forfeiture or other condition lapses upon consummation of the Merger, then (i) with respect to such shares of Company Common Stock or Company Preferred Stock, the shares of Parent Common Stock issued upon the conversion of such shares in the Merger will continue to be unvested and subject to the same repurchase options, risks of forfeiture or other conditions following the Effective Time, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends noting such repurchase options, risks of forfeiture or other conditions and (ii) with respect to such shares of Parent Common Stock, such shares will continue to be unvested and subject to the same repurchase options, risks of forfeiture or other conditions following the Effective Time.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Disclosure Schedule which identifies exceptions by specific section references (provided, that any matter disclosed in any section of the Disclosure Schedule shall be considered disclosed for other sections of the Disclosure Schedule, but only to the extent such matter on its face would be reasonably expected to be pertinent to a particular section of the Disclosure Schedule in light of the disclosure made in such section) delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

3.1 Organization and Qualification; Subsidiaries. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary of Parent has been duly organized, and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be. Parent and each of its Subsidiaries has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Parent and each of its Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, have a Material Adverse Effect. Section 3.1 of Parent Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of Parent. Except as set forth in Section 3.1 of Parent Disclosure Schedule, none of Parent or any of its Subsidiaries holds an Equity Interest in any other person.

3.2 Certificate of Incorporation and By-laws; Corporate Books and Records. The copies of Parent’s Amended and Restated Certificate of Incorporation (the “Parent Certificate”) and Amended and Restated By-laws (the “Parent By-laws”) that are listed as exhibits to Parent’s Form 10-K for the year ended December 31, 2004 (the “Parent Form 10-K”) are complete and correct copies thereof as in effect on the date hereof. Parent is not in violation of any of the provisions of Parent Certificate or Parent By-laws. True and complete copies of all minute books of Parent have been made available by Parent to the Company.

3.3 Capitalization

(a) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Parent Preferred Stock”). As of the Agreement Date, (A) 28,069,277 shares of Parent Common Stock were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (B) no shares of Parent Preferred Stock were issued and outstanding, (C) no shares were held in treasury, and (D) 4,189,525 shares of Parent Common Stock were issuable upon exercise of options to purchase Parent Common Stock (“Parent Options”) outstanding on such date. All capital stock or other equity securities of Parent have been issued in compliance with applicable federal and state securities laws.

(b) As of the Agreement Date, except for Parent Options to purchase not more than 4,189,525 shares of Parent Common Stock, there were no options, warrants or other rights, agreements, arrangements or commitments of any character to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of Parent or any of its Subsidiaries, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Parent or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Parent or any of its Subsidiaries. Parent has provided the Company with a true and complete list, as of the date hereof, of all Parent Options outstanding under the Parent Stock Plans, the prices at which such outstanding Parent Options may be exercised, the number of Parent Options outstanding at each such price and the vesting schedule of Parent Options. All shares of Parent Common Stock subject to issuance under Parent Stock Option Plans, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(c) Except for contractual obligations contained in documents filed as exhibits to Parent’s most recent annual report on Form 10-K, as of the date hereof there are no outstanding contractual obligations of Parent or any of its Subsidiaries (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring the registration for sale of, or (E) granting any preemptive or antidilutive right with respect to, any shares of Parent Common Stock or any capital stock of, or other Equity Interests in, Parent or any of its Subsidiaries. Each outstanding share of capital stock of each Subsidiary of Parent is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Parent or another of its Subsidiaries, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Parent’s or such other of its Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever. There are no outstanding contractual obligations of Parent or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of its Subsidiaries or any other person, other than guarantees by Parent of any indebtedness or other obligations of any wholly-owned Subsidiary.

(d) Parent does not have outstanding any bonds, debentures, notes, or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. Parent has not adopted a stockholder rights plan.

(e) None of the Merger or other transactions contemplated hereby will result in an acceleration of vesting, or modification of vesting terms, with respect to any Parent Options.

3.4 Authority.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent or Merger Sub and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than as provided in Section 3.21. This Agreement has been duly authorized and validly executed and delivered by each of Parent and Merger Sub and constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The Board of Directors of Parent (the “Parent Board”), by resolutions duly adopted by majority vote of the disinterested directors at a meeting duly called and held and not subsequently rescinded or modified in any way (the “Parent Board Approval”), has duly (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are advisable and fair to and in the best interests of Parent and its stockholders, (ii) approved and adopted this Agreement, and the transactions contemplated hereby (including the Merger), and (iii) resolved to recommend (subject to Section 5.6(a)) that the stockholders of Parent vote for approval of the issuance of Parent Common Stock to be issued pursuant to the Merger as required by NASD Rule 4350(i)(B) and for approval of the change-of-control of Parent in connection with the transactions contemplated hereby as required by NASD Rule 4330(f). Parent Board Approval constitutes approval of this Agreement and the Merger as required under any applicable state takeover Law and no such state takeover Law is applicable to the Merger or the other transactions contemplated hereby, including, without limitation, the restrictions on business combinations contained in Section 203 of Delaware Law.

(c) Merger Sub’s Board of Directors, at a meeting duly called and held, has (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are advisable and fair to and in the best interests of Parent, as Merger Sub’s sole stockholder, (ii) approved and adopted this Agreement and the transactions contemplated hereby (including the Merger) and (iii) recommended that Parent approve and adopt this Agreement and the transactions contemplated hereby (including the Merger).

3.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by each of Parent and Merger Sub will not, (A) (assuming Parent Stockholder Approval is obtained) conflict with or violate any provision of Parent Certificate or Parent By-laws or any equivalent organizational documents of any of its Subsidiaries (including Merger Sub), (B) (assuming that all consents, approvals, authorizations and permits described in Section 3.5(b) have been obtained and all filings and notifications described in Section 3.5(b) have been made and any waiting periods thereunder have terminated or expired) conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected or (C) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or any of its Subsidiaries pursuant to, any Contract, Parent Permit or other instrument or obligation, except, with respect to clauses (B) and (C), for any such conflicts, violations, consents, approvals, breaches, losses, defaults or other occurrences which would not, individually or in the aggregate, have a Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by each of Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other person, except (A) under the Exchange Act, the Securities Act, applicable Blue Sky Law, the HSR Act, the rules and regulations of The NASDAQ Stock Market, Inc. and the filing and recordation of the Certificate of Merger as required by Delaware Law and (B) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Material Adverse Effect.

3.6 Permits; Compliance With Law. Parent and each of its Subsidiaries is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity (collectively, “Parent Permits”), including all Parent Permits under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”) and the regulations of the Federal Food and Drug Administration (the “FDA”) promulgated thereunder, necessary for it to own, lease or operate its properties and other assets and to carry on its business and operations as presently conducted, and all such Parent Permits are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of Parent Permits would not, individually or in the aggregate, have a Material Adverse Effect. None of Parent or any of its Subsidiaries is in conflict with, or in default or violation of, (x) any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected or (y) any Parent Permits, except in each case for any such conflicts, defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect.

3.7 SEC Filings; Financial Statements.

(a) Parent has timely filed or furnished all forms, reports, proxy statements, schedules and documents required to be filed or furnished by it under the Exchange Act since February 12, 2004 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing (A) as of the time it was filed, complied in all material respects with the requirements of the Exchange Act, and (B) did not, at the time it was filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were or will be made, not misleading. Each of the certifications filed or furnished to the SEC pursuant to Rule 13a-14(a) and Rule 13a-14(b) of the Exchange Act is accurate and complied as to form and content as of the date such certifications were filed with or furnished to the SEC.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in Parent SEC Filings was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Article 10 to Regulation S-X and the instructions to Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each presented fairly in all material respects the consolidated financial position, results of operations and cash flows of Parent and the consolidated Subsidiaries of Parent as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments which did not and would not, individually or in the aggregate, have a Material Adverse Effect). The books and records of Parent and each of its Subsidiaries have been maintained in accordance with applicable material legal and accounting requirements.

(c) Except as and to the extent set forth on the consolidated balance sheet of Parent and its consolidated Subsidiaries as of June 30, 2005 included in Parent Form 10-Q for the quarter ended June 30, 2005, including the notes thereto, none of Parent or any of its consolidated Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, except for normal year-end adjustments and liabilities or obligations incurred in the ordinary course of business since June 30, 2005.

3.8 Brokers. No broker, finder or investment banker (other than Parent Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or any of its Subsidiaries. Parent has heretofore made available to the Company a true and complete copy of a letter agreement between Parent and Parent Financial Advisor regarding any payments pursuant to which such firm would be entitled as a result of the Merger or any other transaction contemplated by this Agreement or any future transactions undertaken by Parent.

3.9 Absence of Certain Changes or Events. Since June 30, 2005, except as specifically contemplated by, or as disclosed in, this Agreement or Section 3.9 of Parent Disclosure Schedule, Parent and each of its Subsidiaries has conducted its businesses in the ordinary course consistent with past practice and, since such date, there has not been (A) any Material Adverse Effect or an event or development that would, individually or in the aggregate, have a Material Adverse Effect or (B) any action taken by Parent or any of its Subsidiaries during the period from June 30, 2005 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1.

3.10 Employee Benefit Plans.

(a) Section 3.10(a) of Parent Disclosure Schedule sets forth a true and complete list of each “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof of Parent or any ERISA Affiliate), which are now, or were within the past 6 years, maintained, sponsored or contributed to by Parent or any ERISA Affiliate, or under which Parent or any ERISA Affiliate has any obligation or liability, whether actual or contingent, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements (each a “Parent Benefit Plan”). Neither Parent, nor to the knowledge of Parent, or any other person or entity, has any express or implied commitment, whether legally enforceable or not, to establish, modify, change or terminate any Parent Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code. With respect to each Parent Benefit Plan, Parent has delivered or made available to the Company true, correct and complete copies of (A) each Parent Benefit Plan (or, if not written a written summary of its material terms), including without limitation all plan documents, adoption agreements, trust agreements, insurance contracts or other funding vehicles and all amendments thereto, (B) all summaries and summary plan descriptions, including any summary of material modifications, (C) the annual reports (Form 5500 series) for the three most recent years filed or required to be filed with the IRS with respect to such Parent Benefit Plan (and, if any such annual report is a Form 5500R, the Form 5500C filed with respect to such Parent Benefit Plan), (D) the most recent actuarial report or other financial statement relating to such Parent Benefit Plan, (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Parent Benefit Plan and any pending request for such a determination letter, (F) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Parent Benefit Plan, and (G) all filings made with any Governmental Entity, including but not limited any filings under the Voluntary Compliance Resolution or Closing Agreement Program or the Department of Labor Delinquent Filer Program.

(b) Each Parent Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and contributions required to be made under the terms of any of Parent Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in Parent SEC Filings prior to the date of this Agreement. With respect to Parent Benefit Plans, no event has occurred and, to the knowledge of Parent, there exists no condition or set of circumstances in connection with which Parent could be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Parent Benefit Plans, ERISA, the Code or any other applicable Law.

(c) Except as disclosed in Section 3.10(c) of Parent Disclosure Schedule: (A) each Parent Benefit Plan which is intended to qualify under Section 401(a), Section 401(k), Section 401(m) or Section 4975(e)(6) of the Code has either received a favorable determination letter from the IRS as to its qualified status or the remedial amendment period for such Parent Benefit Plan has not yet expired, and each trust established in connection with any Parent Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to Parent’s knowledge no fact or event has occurred that has adversely affected or could adversely affect the qualified status of any such Parent Benefit Plan or the exempt status of any such trust, (B) to Parent’s knowledge there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Parent Benefit Plan that could result in material liability to Parent or an ERISA Affiliate, (C) each Parent Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability (other than (i) liability for ordinary administrative expenses typically incurred in a termination event or (ii) if Parent Benefit Plan is a pension benefit plan subject to Part 2 of Title I of ERISA, liability for the accrued benefits as of the date of such termination (if and to the extent required by ERISA) to the extent that either there are sufficient assets set aside in a trust or insurance contract to satisfy such liability or such liability is reflected on the most recent consolidated balance sheet filed or incorporated by reference in Parent SEC Filings prior to the date of this Agreement), (D) no suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of Parent is threatened, against or with respect to any such Parent Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims), (E) no Parent Benefit Plan is a multiemployer pension plan (as defined in

Section 3(37) of ERISA) (“Multiemployer Plan”) or other pension plan subject to Title IV of ERISA and none of Parent or any ERISA Affiliate has sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA, (F) no material liability under Title IV of ERISA has been incurred by Parent or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Parent or any ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder, (G) none of the assets of Parent or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under ERISA or Section 412(n) of the Code, (H) neither Parent nor any ERISA Affiliate has any liability under ERISA Section 502, (I) all tax, annual reporting and other governmental filings required by ERISA and the Code have been timely filed with the appropriate Governmental Entity and all notices and disclosures have been timely provided to participants, (J) all contributions and payments to such Parent Benefit Plan are deductible under Code sections 162 or 404, (K) no amount is subject to Tax as unrelated business taxable income under Section 511 of the Code, and (L) no excise tax could be imposed upon Parent under Chapter 43 of the Code.

(d) Except as set forth on Section 3.10(d) of Parent Disclosure Schedule, no amount that could be received (including without limitation in cash or property or the vesting of property), as a result of the consummation of the transactions contemplated by this Agreement, by any person who in respect of Parent is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(e) Except as required by Law, no Parent Benefit Plan provides any of the following retiree or post-employment benefits to any person: medical, disability or life insurance benefits. No Parent Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code. Parent and each ERISA Affiliate are in material compliance with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(f) None of Parent or any of its Subsidiaries maintains, sponsors, contributes or has any liability with respect to any employee benefit plan, program or arrangement that provides benefits to non-resident aliens with no U.S. source income outside of the United States.

(g) Except as set forth in Section 3.10(g) of the Parent Disclosure Schedule, no Parent Benefit Plan is a nonqualified deferred compensation plan within the meaning of Section 409A(d)(1) of the Code (each such plan listed in Section 3.10(g) of the Parent Disclosure Schedule, a “Parent Deferred Compensation Plan”). Based on a good faith, reasonable interpretation of Code Section 409A pursuant to Notice 2005-1 of the Treasury Department and the Internal Revenue Service (a “Reasonable Interpretation”), each Parent Deferred Compensation Plan satisfies the requirements to avoid the consequences set forth in Code Section 409A(a)(1). Based on a Reasonable Interpretation, neither Parent nor any of its Subsidiaries has, since October 3, 2004, (i) granted to any person an interest in any Parent Deferred Compensation Plan which interest has been or, upon the lapse of a substantial risk of forfeiture with respect to such interest, will be subject to the Tax imposed by Section 409A(a)(1)(B) or (b)(4)(A) of the Code, or (ii) modified the terms of any Parent Deferred Compensation Plan in a manner that could cause an interest previously granted under such plan to become subject to the Tax imposed by Section 409A(a)(10)(B) or (b)(4)(A) of the Code.

3.11 Labor and Other Employment Matters.

(a) Parent and each of its Subsidiaries is in material compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours. None of Parent or any of its Subsidiaries is a party to any collective bargaining or other labor union contract applicable to persons employed by Parent or any of its Subsidiaries, and no collective bargaining agreement or other labor union contract is being negotiated by Parent or any of its Subsidiaries. There is no labor dispute, strike, slowdown or work stoppage against Parent or any of its Subsidiaries pending or, to the knowledge of Parent, threatened which may interfere in any respect that would have a Material Adverse Effect with the respective business activities of Parent or any of its Subsidiaries. To Parent’s knowledge, no employee of Parent or any of its Subsidiaries is in any material respect in violation of any term of any employment contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Parent or such Subsidiary because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

(b) Parent has identified in Section 3.11(b) of Parent Disclosure Schedule and has made available to the Company true and complete copies of (A) all severance and employment agreements with directors, officers or employees of or consultants to Parent or any of its Subsidiaries, (B) all severance programs and policies of Parent and each of its Subsidiaries with or relating to its employees, and (C) all plans, programs, agreements and other arrangements of Parent and each of its Subsidiaries with or relating to its directors, officers, employees or consultants which contain change in control provisions. Except as set forth in Section 3.11(b) of Parent Disclosure Schedule, none of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event, such as termination of employment) (A) result in any payment (including, without limitation, severance, unemployment compensation, parachute or otherwise) becoming due to any director or any employee of Parent or any of its Subsidiaries or affiliates from Parent or any of its Subsidiaries or affiliates under any Parent Benefit Plan or otherwise, (B) significantly increase any benefits otherwise payable under any Parent Benefit Plan or (C) result in any acceleration of the time of payment or vesting of any material benefits. As of the date hereof, no individual who is a party to an employment agreement listed in Section 3.11(b) of Parent Disclosure Schedule or any agreement incorporating change in control provisions with Parent has terminated employment or been terminated, nor has any event occurred that could give rise to a termination event, in either case under circumstances that has given, or could give, rise to a severance obligation on the part of Parent under such agreement.

3.12 Tax Treatment. None of Parent, any of its Subsidiaries or any of Parent’s affiliates has taken, has agreed to take, or will take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Parent is not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

3.13 Contracts. As of the date hereof, except as filed as exhibits to Parent SEC Filings or as disclosed in Section 3.13 of Parent Disclosure Schedule, none of Parent or any of its Subsidiaries is a party to or bound by any Contract that (1) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (2) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to Parent or any of its Subsidiaries, or which restricts the conduct of any line of business by Parent or any of its Subsidiaries or any geographic area in which Parent or any of its Subsidiaries may conduct business, in each case in any material respect or (3) which would prohibit or materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement. As of the date hereof, each Contract of the type described in this Section 3.13, whether or not set forth in Section 3.13 of Parent Disclosure Schedule, is referred to herein as a “Parent Material Contract.” Each Parent Material Contract is valid and binding on Parent and each of its Subsidiaries party thereto and, to Parent’s knowledge, each other party thereto, and in full force and effect, and Parent and each of its Subsidiaries has in all respects performed all obligations required to be performed by it to the date hereof under each Parent Material Contract and, to Parent’s knowledge, each other party to each Parent Material Contract has in all respects performed all obligations required to be performed by it under such Parent Material Contract, except as would not, individually or in the aggregate, have a Material Adverse Effect. As of the date hereof, none of Parent or any of its Subsidiaries has received any written notice of any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Parent Material Contract.

3.14 Litigation. Except as and to the extent disclosed in Parent SEC Filings, filed prior to the date of this Agreement or as would not, individually or in the aggregate, have a Material Adverse Effect, (a) there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries or for which Parent or any of its Subsidiaries is as of the date hereof obligated to indemnify a third party and (b) neither Parent nor any of its Subsidiaries is subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries that, as of the date hereof, challenges the validity or propriety, or seeks to prevent consummation of, the Merger or any other transaction contemplated by this Agreement.

3.15 Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(a) Parent and each of its Subsidiaries (A) is in compliance with all, and is not subject to any liability with respect to any, applicable Environmental Laws, (B) holds or has applied for all Environmental Permits necessary to conduct their current operations, and (C) is in compliance with their respective Environmental Permits.

(b) None of Parent or any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that Parent or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law.

(c) None of Parent or any of its Subsidiaries (A) has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to (i) compliance with Environmental Laws or Environmental Permits or (ii) the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and no investigation, litigation or other proceeding is pending or, to the knowledge of Parent, threatened in writing with respect thereto, or (B) is an indemnitor in connection with any claim threatened or asserted in writing by any third-party indemnitee for any liability under any Environmental Law.

(d) None of the real property owned or leased by Parent or any of its Subsidiaries is listed or, to the knowledge of Parent, proposed for listing on the “National Priorities List” under CERCLA, as updated through the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

(e) To the knowledge of Parent, there are no past or present conditions, circumstances, or facts that may (A) interfere with or prevent continued compliance by Parent or any of its Subsidiaries with Environmental Laws and the requirements of Environmental Permits, (B) give rise to any liability or other obligation under any Environmental Laws, or (C) form the basis of any claim, action, suit, proceeding, or investigation against or involving Parent or any of its Subsidiaries based on or related to any Environmental Law.

3.16 Intellectual Property. Except as would not, individually or in the aggregate, have a Material Adverse Effect, Parent owns or has the right to use, whether through ownership, licensing or otherwise, all Intellectual Property significant to the businesses of Parent and each of its Subsidiaries in substantially the same manner as such businesses are conducted on the date hereof (“Parent Material Intellectual Property”). Except as set forth in Section 3.16 of Parent Disclosure Schedule as of the date hereof and except as would not, individually or in the aggregate, have a Material Adverse Effect: (A) no written claim challenging the ownership, legality, use, validity or enforceability of any Parent Material Intellectual Property has been made by a third party and no such Parent Material Intellectual Property is the subject of any pending or, to Parent’s knowledge, threatened action, suit, claim, investigation, arbitration or other proceeding; (B) no person or entity has given notice to Parent or any of its Subsidiaries that the use of any Parent Material Intellectual Property by Parent, any of its Subsidiaries or any licensee is infringing or has infringed any domestic or foreign patent, trademark, service mark, trade name, or copyright or design right, or that Parent or any of its Subsidiaries has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how; (C) the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby will not breach, violate or conflict with any instrument or agreement concerning any Parent Material Intellectual Property and will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Parent Material Intellectual Property; (D) Parent has, and enforces, a policy requiring each employee to execute a confidential information and inventions assignment agreement, and each consultant and independent contractor to execute a confidential information agreement, and all current and former employees, consultants and independent contractors have executed at least one such agreement; (E) Parent has no knowledge of any third party interfering with, infringing upon, misappropriating, or using without authorization any Parent Material Intellectual Property, and has no knowledge that any employee or former employee of Parent has interfered with, infringed upon, misappropriated, used without authorization, or otherwise come into conflict with any Parent Material Intellectual Property; (F) Parent has taken all reasonable action to maintain and protect each item of Parent Material Intellectual Property; and (G) to its knowledge, Parent has the right to use all of Parent Material Intellectual Property in all jurisdictions in which Parent currently conducts business.

3.17 Regulatory Compliance

(a) As to each product subject to the FDCA and the FDA regulations promulgated thereunder or similar Law in any foreign jurisdiction that is developed, manufactured, tested, distributed and/or marketed by Parent or any of its Subsidiaries (each such product, a “Medical Device”, a “Biologic” or a “Drug”, as the case may be), each such Medical Device, Biologic or Drug is being developed, manufactured, tested, distributed and/or marketed in compliance with all applicable requirements under the FDCA and similar Law, including those relating to investigational use, premarket clearance or marketing approval to market a Medical Device, and applications or abbreviated applications to market a new Biologic or a new Drug, good manufacturing practices, labeling, advertising, record keeping, filing of reports and security, and in compliance with the AMA’s guidelines on gifts to physicians, except for failures in compliance that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any material notice or other material communication from the FDA or any other Governmental Entity (A) contesting the premarket clearance or approval of, the uses of or the labeling or promotion of any products of Parent or any of its Subsidiaries or (B) otherwise alleging any material violation applicable to any Medical Device, Biologic or Drug by Parent or any of its Subsidiaries of any Law.

(b) No Medical Device, Biologic or Drug is under consideration for or has been recalled, withdrawn, suspended or discontinued (other than for commercial or other business reasons) by Parent or any of its Subsidiaries in the United States or outside the United States (whether voluntarily or otherwise). No proceedings in the United States or outside of the United States of which Parent has knowledge (whether completed or pending) seeking the recall, withdrawal, suspension, seizure or discontinuance of any Medical Device, Biologic or Drug are pending against Parent or any of its Subsidiaries or, to the knowledge of Parent, any licensee of any Medical Device, Biologic or Drug, nor have any such proceedings been pending at any time in the five year period prior to the date hereof. To the knowledge of Parent, there are no facts, circumstances or conditions that would reasonably be expected to form the basis for any investigation, suit, claim, action (legal or regulatory) or proceeding (legal or regulatory) with respect to a recall, withdrawal, suspension, seizure or discontinuance of any Drug or Biologic of Parent or with respect to any of the drug products or candidates being sold, manufactured, or developed by Parent (the “Parent Specified Compounds”). Complete and accurate copies of all material data of Parent with respect to the safety or efficacy of the Parent Specified Compounds have been made available to Parent.

(c) As to each Biologic or Drug of Parent or any of its Subsidiaries for which a biological license application, new drug application, investigational new drug application or similar state or foreign regulatory application has been approved, Parent and its Subsidiaries are in compliance with 21 U.S.C. § 355, Section 626 of the Public Health Service Act or 21 C.F.R. Parts 312, 314, 600 or 601 et seq., respectively, and similar Law and all terms and conditions of such licenses or applications, except for any such failure or failures to be in compliance which individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect. As to each such drug, Parent and any relevant Subsidiary of

Parent, and the officers, employees or agents of Parent or such Subsidiary, have included in the application for such Drug, where required, the certification described in 21 U.S.C. § 335a(k)(1) or any similar Law and the list described in 21 U.S.C. § 335a(k)(2) or any similar Law, and each such certification and list was true, complete and correct in all material respects when made. In addition, Parent and its Subsidiaries are in substantial compliance with all applicable registration and listing requirements set forth in 21 U.S.C. § 360 and 21 C.F.R. Part 207 and all similar Law.

(d) No article of any Biologic or Drug manufactured and/or distributed by Parent or any of its Subsidiaries is (A) adulterated within the meaning of 21 U.S.C. § 351 (or similar Law), (B) misbranded within the meaning of 21 U.S.C. § 352 (or similar Law) or (C) a product that is in violation of 21 U.S.C. § 355 (or similar Law), except for failures to be in compliance with the foregoing that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect

(e) Neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any officer, employee or agent of Parent or any of its Subsidiaries, has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Entity, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy. Neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any officer, employee or agent of Parent or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law. Neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any officer, employee or agent of Parent or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which such person or entity could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act or any similar Law.

(f) Neither Parent nor any of its Subsidiaries has received any written notice that the FDA or any other Governmental Entity has (a) commenced, or threatened to initiate, any action to withdraw its approval or request the recall of any Medical Device, Biologic or Drug, (b) commenced, or threatened to initiate, any action to enjoin production of any Medical Device, Biologic or Drug or (c) to Parent’s knowledge, commenced, or threatened to initiate, any action to enjoin the production of any Medical Device, Biologic or Drug produced at any facility where any Medical Device, Biologic or Drug is manufactured, tested or packaged, except for any such action that individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect.

(g) To the knowledge of Parent, there are no facts, circumstances or conditions that would reasonably be expected to form the basis for any material investigation, suit, claim, action (legal or regulatory) or proceeding (legal or regulatory) by a Governmental Entity against or affecting Parent or any of its Subsidiaries relating to or arising under (a) the FDCA or the regulations of the FDA promulgated thereunder or (b) the Social Security Act or regulations of the Office of the Inspector General of the Department of Health and Human Services.

3.18 Taxes.

(a) Parent and each its Subsidiaries have duly and timely filed with the appropriate Tax authorities or other Governmental Entities all Tax Returns required to be filed, except where failure to so file would not, individually or in the aggregate, have a Material Adverse Effect. All such Tax Returns are complete and accurate in all respects, except as would not, individually or in the aggregate, have a Material Adverse Effect. All Taxes shown as due on such Tax Returns have been timely paid.

(b) Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect, the unpaid Taxes of Parent and its Subsidiaries (i) did not, as of the dates of the most recent financial statements contained in Parent SEC Filings, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets contained in such financial statements, and (ii) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of Parent and its Subsidiaries in filing their Tax Returns.

(c) Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect, (i) no deficiencies for Taxes with respect to any of Parent and its Subsidiaries have been claimed, proposed or assessed by a Tax authority or other Governmental Entity, (ii) no audit or other proceeding for or relating to any liability in respect of Taxes of any of Parent or any of its Subsidiaries is being conducted by any Tax authority or Governmental Entity, and Parent and its Subsidiaries have not received notification that any such audit or other proceeding is pending, and (iii) neither Parent nor any of its Subsidiaries nor any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d) There are no Tax liens upon any property or assets of Parent or any of its Subsidiaries except (i) liens for current Taxes not yet due and payable, (ii) liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP, and (iii) liens that would not, individually or in the aggregate, have a Material Adverse Effect.

(e) Parent and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and have otherwise complied with all applicable rules and regulations relating to withholding of Taxes, subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect.

(f) None of Parent or any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any material Tax Return.

(g) No claim has ever been made in writing by an authority in a jurisdiction where any of Parent and any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(h) None of Parent or any of its Subsidiaries has any liability for the Taxes of any person (other than members of the consolidated group of which Parent is the common parent) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise, except in each case where such liability for Taxes would not, individually or in the aggregate, have a Material Adverse Effect.

(i) None of Parent or any of its Subsidiaries has been a party to any distribution in which the parties to such distribution treated the distribution as one described in Section 355 of the Code, in whole or in part.

(j) Parent and its Subsidiaries have delivered to the Company correct and complete copies of all (i) federal and applicable state and franchise Tax Returns for tax years ending on or after December 31, 1999, and made available such other Tax Returns as Company may have requested, and (ii) income Tax audit reports, statements of deficiency, and closing or other agreements relating to Taxes.

(k) Each of Parent and its Subsidiaries has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return which could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign law.

(l) Neither Parent nor any Subsidiary has consummated, has participated in, or is currently participating in any transaction which was or is a “Tax shelter” transaction as defined in Sections 6662, 6011, 6012 or 6111 of the Code or the Treasury Regulations promulgated thereunder.

(m) Neither Parent nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the

Closing Date; (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date. Neither the Company nor any Subsidiary has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

3.19 Insurance. Section 3.18 of Parent Disclosure Schedule lists material policies of liability, property, casualty and other forms of insurance owned or held by Parent and each of its Subsidiaries, copies of which have previously been made available to the Company. All such policies are in full force and effect, all premiums due and payable have been paid, and no written notice of cancellation or termination has been received with respect to any such policy. No insurer has advised Parent or any of its Subsidiaries that it intends to reduce coverage or materially increase any premium under any such policy, or that coverage is not available (or that it will contest coverage) for any material claim made against Parent or any of its Subsidiaries.

3.20 Opinion of Financial Advisor. Prior to the date hereof, Piper Jaffray & Co. (the “Parent Financial Advisor”) has delivered to Parent Board its written opinion substantially to the effect that the Total Merger Consideration to be paid for the Company pursuant to this Agreement is fair from a financial point of view to Parent. Parent has been authorized by Parent Financial Advisor to permit, subject to prior review and consent by Parent Financial Advisor, the inclusion of such opinion in its entirety, and references thereto, in the Joint Proxy Statement/Prospectus.

3.21 Vote Required. The affirmative vote of a majority of the total votes cast by the holders of Parent Common Stock in favor of (i) the approval of the issuance of the shares of Parent Common Stock pursuant to the Merger and (ii) the approval of the change-of-control of Parent in connection with the transactions contemplated hereby is the only vote of the holders of any class or series of capital stock or other Equity Interests of Parent necessary to approve this Agreement and the transactions contemplated hereby, including the Merger (collectively, the “Parent Stockholder Approval”).

3.22 Ownership of Merger Sub; No Prior Activities. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a direct wholly-owned subsidiary of Parent. Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub has no Subsidiaries.

3.23 Transactions with Affiliates. Except as set forth in the Parent SEC Filings filed prior to the date of this Agreement, during the period commencing on the date of the Parent’s last proxy statement filed with the SEC through the date of this Agreement, no event has occurred that would be required to be reported by the Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC.

3.24 Disclosure. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied by or on behalf of Parent for inclusion in the Joint Proxy Statement/Prospectus will, at the time the Joint Proxy Statement/Prospectus is mailed to the stockholders of Parent or the stockholders of the Company or at the time of the Parent Stockholders’ Meeting (or any adjournment or postponement thereof) or the Company Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. No representation or warranty is made by Parent with respect to statements made in the Registration Statement or the Joint Proxy Statement/Prospectus based upon information supplied by any part other than Parent for inclusion in the Registration Statement or the Joint Proxy/Statement Prospectus.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Schedule which identifies exceptions by specific section references (provided, that any matter disclosed in any section of the Disclosure Schedule shall be considered disclosed for other sections of the Disclosure Schedule, but only to the extent such matter on its face would be reasonably expected to be pertinent to a particular section of the Disclosure Schedule in light of the disclosure made in such section) delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to Parent as follows:

4.1 Organization and Qualification; Subsidiaries. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary of the Company has been duly organized, and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be. The Company and each of its Subsidiaries has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company and each of its Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, have a Material Adverse Effect. Section 4.1 of the Company Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of the Company. Except as set forth in Section 4.1 of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries holds an Equity Interest in any other person.

4.2 Certificate of Incorporation and By-laws; Corporate Books and Records. The copies of the Company’s Third Amended and Restated Certificate of Incorporation (the “Company Certificate”) and Amended and Restated By-laws (the “Company By-laws”) that are listed as exhibits to the Company’s Registration Statement on Form S-1 filed with the SEC on November 24, 2004, as amended (as amended, the “Company S-1”) are complete and correct copies thereof as in effect on the date hereof. The Company is not in violation of any of the provisions of the Company Certificate or the Company By-laws. True and complete copies of all minute books of the Company have been made available by the Company to Parent.

4.3 Capitalization.

(a) The authorized capital stock of the Company consists of 173,840,266 shares of Company Common Stock and 137,405,754 shares of Preferred Stock (of which 9,150,000 shares are designated as Series A Preferred Stock, 17,858,462 shares are designated as Series B Preferred Stock and 110,397,292 shares are designated as Series C Preferred Stock). As of the Agreement Date, (A) 1,155,544 shares of Company Common Stock were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (B) 9,150,000 shares of Company Series A Preferred Stock were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (C) 11,692,308 shares of Company Series B Preferred Stock were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (D) 109,704,634 shares of Company Series C Preferred Stock were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (E) 2,562,729 shares of Company Common Stock were issuable (and such number was reserved for issuance ) upon the exercise of outstanding Company Options and (F) 692,658 shares of Company Series C Preferred Stock were issueable (and such numbers were reserved for issuance) upon the exercise of outstanding Company Warrants.

(b) As of the Agreement Date, except for Company Options to purchase 2,562,729 shares of Company Common Stock and the Company Warrants to purchase 692,658 shares of Company Series C Preferred Stock, there were no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of the Company or any of its Subsidiaries, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Company or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries. The Company has previously provided Parent with a true and complete list, as of the date hereof, of all Company Options outstanding under the Company Stock Option Plans, the prices at which such outstanding Company Options may be exercised and the vesting schedule of the Company Options. All shares of Company Common Stock subject to issuance under the Company Stock Option Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(c) Except for the Company Voting Agreement, as of the date hereof, there are no outstanding contractual obligations of the Company or any of its Subsidiaries (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring the registration for sale of, or (E) granting any preemptive or antidilutive right with respect to, any shares of Company Common Stock, Company Preferred Stock, or any capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries. Each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company or another of its Subsidiaries, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company’s or such other of its Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of its Subsidiaries or any other person, other than guarantees by the Company of any indebtedness or other obligations of any wholly-owned Subsidiary.

(d) The Company does not have outstanding any bonds, debentures, notes, or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. The Company has not adopted a stockholders rights plan.

(e) None of the Merger or other transactions contemplated hereby will result in an acceleration of vesting, or modification of vesting terms, with respect to any Company Options.

4.4 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than as provided in Section 4.21. This Agreement has been duly authorized and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The Board of Directors of the Company (the “Company Board”), by resolutions duly adopted by unanimous vote of the disinterested directors present at a meeting duly called and held and not subsequently rescinded or modified in any way (the “Company Board Approval”), has duly (i) declared that this Agreement and the transactions contemplated hereby (including the Merger) are advisable and fair to and in the best interests of the Company and its stockholders, (ii) approved and adopted this Agreement and the transactions contemplated hereby (including the Merger) and (iii) resolved to recommend (subject to Section 5.4(b)) that the stockholders of the Company adopt this Agreement and directed that this Agreement and the transactions contemplated hereby be submitted for consideration by the Company’s stockholders in accordance with this Agreement. The Company Board Approval constitutes approval of this Agreement and the Merger as required under any applicable state takeover Law and no such state takeover Law is applicable to the Merger or the other transactions contemplated hereby, including, without limitation, the restrictions on business combinations contained in Section 203 of the Delaware Law.

4.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (A) (assuming the Company Stockholder Approval is obtained) conflict with or violate any provision of the Company Certificate or Company By-laws or any equivalent organizational documents of any of its Subsidiaries, (B) (assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained and all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired) conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (C) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any of its Subsidiaries pursuant to, any Contract, Company Permit or other instrument or obligation, except, with respect to clauses (B) and (C), for any such conflicts, violations, consents, approvals, breaches, losses, defaults or other occurrences which would not, individually or in the aggregate, have a Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other person, except (A) under the Exchange Act, the Securities Act, applicable Blue Sky Law, the HSR Act, the rules and regulations of The NASDAQ National Market and the filing and recordation of the Certificate of Merger as required by Delaware Law and (B) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Material Adverse Effect.

4.6 Permits; Compliance With Law. The Company and each of its Subsidiaries is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity (collectively, “Company Permits”), including all Company Permits under the FDCA and the regulations of the FDA promulgated thereunder, necessary for it to own, lease or operate its properties and other assets and to carry on its business and operations as presently conducted and all such Company Permits are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Company Permits would not, individually or in the aggregate, have a Material Adverse Effect. None of the Company or any of its Subsidiaries is in conflict with, or in default or violation of, (x) any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (y) any Company Permits, except in each case for any such conflicts, defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect.

4.7 Financial Statements.

(a) The audited consolidated financial statements (including the notes thereto) contained in the Company S-1 were prepared in accordance with GAAP applied (except as may be indicated in the notes thereto) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and present fairly in all material respects the consolidated financial position, results of operations and cash flows of the Company and the consolidated Subsidiaries of the Company as of the respective dates thereof and for the respective periods indicated therein. The books and records of the Company and each of its Subsidiaries have been, and are being, maintained in accordance with applicable material legal and accounting requirements.

(b) The unaudited consolidated financial statements of the Company for the three and six month periods ended June 30, 2005 attached as Section 4.7(b) of the Company Disclosure Schedule (the “Company Unaudited Financial Statements”) were prepared in accordance with GAAP applied on a consistent basis throughout the period indicated (except that the Company Unaudited Financial Statements may not contain all of the notes required by GAAP), and present fairly in all material respects the consolidated financial position, results of operations and cash flows of the Company and the consolidated Subsidiaries of the Company as of June 30, 2005 (subject to normal year-end adjustments which would not, individually or in the aggregate, have a Material Adverse Effect).

(c) Except as and to the extent set forth on the consolidated balance sheet of the Company and its consolidated Subsidiaries included in the Company Unaudited Financial Statements, none of the Company or any of its consolidated Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, except for normal year-end adjustments and liabilities or obligations incurred in the ordinary course of business since June 30, 2005 that would not, individually or in the aggregate, have a Material Adverse Effect.

4.8 Brokers. No broker, finder or investment banker (other than Lazard Frères & Co. LLC and the Company Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has heretofore made available to Parent a true and complete copy of all agreements between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Merger or any other transaction contemplated by this Agreement.

4.9 Absence of Certain Changes or Events. Since December 31, 2004, except as specifically contemplated by, or as disclosed in, this Agreement or Section 4.9 of the Company Disclosure Schedule, the Company and each of its Subsidiaries has conducted its businesses in the ordinary course consistent with past practice and, since such date, there has not been (A) any Material Adverse Effect or an event or development that would, individually or in the aggregate, have a Material Adverse Effect or (B) any action taken by the Company or any of its Subsidiaries during the period from June 30, 2005 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.2.

4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Company Disclosure Schedule sets forth a true and complete list of each “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof of the Company or any ERISA Affiliate), which are now, or were since formation of the Company, maintained, sponsored or contributed to by the Company or any ERISA Affiliate, or under which the Company or any ERISA Affiliate has any obligation or liability, whether actual or contingent, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements (each a “Company Benefit Plan”). Neither the Company, nor to the knowledge of the Company, or any other person or entity, has any express or implied commitment, whether legally enforceable or not, to establish, modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code. With respect to each Company Benefit Plan, the Company has delivered or made available to Parent true, correct and complete copies of (A) each Company Benefit Plan (or, if not written a written summary of its material terms), including without limitation all plan documents, adoption agreements, trust agreements, insurance contracts or other funding vehicles and all amendments thereto, (B) all summaries and summary plan descriptions, including any summary of material modifications, (C) the annual reports (Form 5500 series) for the three most recent years filed or required to be filed with the IRS with respect to such Company Benefit Plan (and, if any such annual report is a Form 5500R, the Form 5500C filed with respect to such Company Benefit Plan), (D) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter, (F) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Company Benefit Plan, and (G) all filings made with any Governmental Entity, including but not limited any filings under the Voluntary Compliance Resolution or Closing Agreement Program or the Department of Labor Delinquent Filer Program.

(b) Each Company Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and contributions required to be made under the terms of any of the Company Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed in the Company S-1. With respect to the Company Benefit Plans, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company could be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Company Benefit Plans, ERISA, the Code or any other applicable Law.

(c) Except as disclosed in Section 4.10(c) of the Company Disclosure Schedule: (A) each Company Benefit Plan which is intended to qualify under Section 401(a), Section 401(k), Section 401(m) or Section 4975(e)(6) of the Code has either received a favorable determination letter from the IRS as to its qualified status or the remedial amendment period for such Company Benefit Plan has not yet expired, and each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to the Company’s knowledge no fact or event has occurred that has adversely affected or could adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust, (B) to the Company’s knowledge there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan that could result in material liability to the Company or an ERISA Affiliate, (C) each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability (other than (i) liability for ordinary administrative expenses typically incurred in a termination event or (ii) if the Company Benefit Plan is a pension benefit plan subject to Part 2 of Title I of ERISA, liability for the accrued benefits as of the date of such termination (if and to the extent required by ERISA) to the extent that either there are sufficient assets set aside in a trust or insurance contract to satisfy such liability or such liability is reflected on the most recent consolidated balance sheet filed in the Company S-1), (D) no suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company is threatened, against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims), (E) no Company Benefit Plan is a Multiemployer Plan or other pension plan subject to Title IV of ERISA and none of the Company or any ERISA Affiliate has sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA, (F) no material liability under Title IV of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder, (G) none of the assets of the Company or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under ERISA or Section 412(n) of the Code, (H) neither the Company nor any ERISA Affiliate has any liability under ERISA Section 502, (I) all tax, annual reporting and other governmental filings required by ERISA and the Code have been timely filed with the appropriate Governmental Entity and all notices and disclosures have been timely provided to participants, (J) all contributions and payments to such Company Benefit Plan are deductible under Code sections 162 or 404, (K) no amount is subject to Tax as unrelated business taxable income under Section 511 of the Code, and (L) no excise tax could be imposed upon the Company under Chapter 43 of the Code.

(d) No amount that could be received (including without limitation in cash or property or the vesting of property), as a result of the consummation of the transactions contemplated by this Agreement, by any person who in respect of Parent is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(e) Except as required by Law, no Company Benefit Plan provides any of the following retiree or post-employment benefits to any person: medical, disability or life insurance benefits. No Company Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code. The Company and each ERISA Affiliate are in material compliance with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(f) None of the Company or any of its Subsidiaries maintains, sponsors, contributes or has any liability with respect to any employee benefit plan, program or arrangement that provides benefits to non-resident aliens with no U.S. source income outside of the United States.

(g) Except as set forth in Section 4.10(g) of the Company Disclosure Schedule, no Company Benefit Plan is a nonqualified deferred compensation plan within the meaning of Section 409A(d)(1) of the Code (each such plan listed in Section 4.10(g) of the Company Disclosure Schedule, a “Company Deferred Compensation Plan”). Based on a Reasonable Interpretation, each Company Deferred Compensation Plan satisfies the requirements to avoid the consequences set forth in Code Section 409A(a)(1). Based on a Reasonable Interpretation, neither Company nor any of its Subsidiaries has, since October 3, 2004, (i) granted to any person an interest in any Company Deferred Compensation Plan which interest has been or, upon the lapse of a substantial risk of forfeiture with respect to such interest, will be subject to the Tax imposed by Section 409A(a)(1)(B) or (b)(4)(A) of the Code, or (ii) modified the terms of any Company Deferred Compensation Plan in a manner that could cause an interest previously granted under such plan to become subject to the Tax imposed by Section 409A(a)(10)(B) or (b)(4)(A) of the Code.

4.11 Labor and Other Employment Matters.

(a) The Company and each of its Subsidiaries is in material compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours. None of the Company or any of its Subsidiaries is a party to any collective bargaining or other labor union contract applicable to persons employed by the Company or any of its Subsidiaries, and no collective bargaining agreement or other labor union contract is being negotiated by the Company or any of its Subsidiaries. There is no labor dispute, strike, slowdown or work stoppage against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened which may interfere in any respect that would have a Material Adverse Effect with the respective business activities of the Company or any of its Subsidiaries. To the Company’s knowledge, no employee of the Company or any of its Subsidiaries is in any material respect in violation of any term of any employment contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or such Subsidiary because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

(b) The Company has identified in Section 4.11(b) of the Company Disclosure Schedule and has made available to Parent true and complete copies of (A) all severance and employment agreements with directors, officers or employees of or consultants to the Company or any of its Subsidiaries, (B) all severance programs and policies of the Company and each of its Subsidiaries with or relating to its employees, and (C) all plans, programs, agreements and other arrangements of the Company and each of its Subsidiaries with or relating to its directors, officers, employees or consultants which contain change in control provisions. Except as set forth in Section 4.11(b) of the Company Disclosure Schedule, none of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event, such as termination of employment) (A) result in any payment (including, without limitation, severance, unemployment compensation, parachute or otherwise) becoming due to any director or any employee of the Company or any of its Subsidiaries or affiliates from the Company or any of its Subsidiaries or affiliates under any Company Benefit Plan or otherwise, (B) increase any benefits otherwise payable under any Company Benefit Plan or (C) result in any acceleration of the time of payment or vesting of any material benefits. As of the date hereof, no individual who is a party to an employment agreement listed in Section 4.11(b) of the Company Disclosure Schedule or any agreement incorporating change in control provisions with the Company has terminated employment or been terminated, nor has any event occurred that could give rise to a termination event, in either case under circumstances that has given, or could give, rise to a severance obligation on the part of the Company under such agreement.

4.12 Tax Treatment. None of the Company, any of its Subsidiaries or any of the Company’s affiliates has taken, has agreed to take, or will take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The Company is not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

4.13 Contracts. As of the date hereof, except as filed as exhibits to the Company S-1, or as disclosed in Section 4.13 of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is a party to or bound by any Contract that (1) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (2) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to the Company or any of its Subsidiaries, or which restricts the conduct of any line of business by the Company or any of its Subsidiaries or any geographic area in which the Company or any of its Subsidiaries may conduct business, in each case in any material respect or (3) which would prohibit or materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement. As of the date hereof, each Contract of the type described in this Section 4.13, whether or not set forth in Section 4.13 of the Company Disclosure Schedule, is referred to herein as a “Company Material Contract.” Each Company Material Contract is valid and binding on the Company and each of its Subsidiaries party thereto and, to the Company’s knowledge, each other party thereto, and in full force and effect, and the Company and each of its Subsidiaries has in all respects performed all obligations required to be performed by it to the date hereof under each Company Material Contract and, to the Company’s knowledge, each other party to each Company Material Contract has in all respects performed all obligations required to be performed by it under such Company Material Contract, except as would not, individually or in the aggregate, have a Material Adverse Effect. As of the date hereof, none of the Company or any of its Subsidiaries has received any written notice of any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract.

4.14 Litigation. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries is as of the date hereof obligated to indemnify a third party and neither the Company nor any of its Subsidiaries is subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries that, as of the date hereof, challenges the validity or propriety, or seeks to prevent consummation of, the Merger or any other transaction contemplated by this Agreement.

4.15 Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(a) The Company and each of its Subsidiaries (A) is in compliance with all, and is not subject to any liability with respect to any, applicable Environmental Laws, (B) holds or has applied for all Environmental Permits necessary to conduct their current operations, and (C) is in compliance with their respective Environmental Permits.

(b) None of the Company or any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law.

(c) None of the Company or any of its Subsidiaries (A) has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to (i) compliance with Environmental Laws or Environmental Permits or (ii) the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and no investigation, litigation or other proceeding is pending or, to the knowledge of the Company, threatened in writing with respect thereto, or (B) is an indemnitor in connection with any claim threatened or asserted in writing by any third-party indemnitee for any liability under any Environmental Law.

(d) None of the real property owned or leased by the Company or any of its Subsidiaries is listed or, to the knowledge of the Company, proposed for listing on the “National Priorities List” under CERCLA, as updated through the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

(e) To the knowledge of the Company, there are no past or present conditions, circumstances, or facts that may (A) interfere with or prevent continued compliance by the Company or any of its Subsidiaries with Environmental Laws and the requirements of Environmental Permits, (B) give rise to any liability or other obligation under any Environmental Laws, or (C) form the basis of any claim, action, suit, proceeding, or investigation against or involving the Company or any of its Subsidiaries based on or related to any Environmental Law.

4.16 Intellectual Property. Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company owns or has the right to use, whether through ownership, licensing or otherwise, all Intellectual Property significant to the businesses of the Company and each of its Subsidiaries in substantially the same manner as such businesses are conducted on the date hereof (“Company Material Intellectual Property”). Except as set forth in Section 4.16 of the Company Disclosure Schedule as of the date hereof and except as would not, individually or in the aggregate, have a Material Adverse Effect: (A) no written claim challenging the ownership, legality, use, validity or enforceability of any Company Material Intellectual Property has been made by a third party and no such Company Material Intellectual Property is the subject of any pending or, to the Company’s knowledge, threatened action, suit, claim, investigation, arbitration or other proceeding; (B) no person or entity has given notice to the Company or any of its Subsidiaries that the use of any Company Material Intellectual Property by the Company or any of its Subsidiaries is infringing or has infringed any domestic or foreign patent, trademark, service mark, trade name, or copyright or design right, or that the Company, any of its Subsidiaries or any licensee has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how; (C) the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby will not breach, violate or conflict with any instrument or agreement concerning any Company Material Intellectual Property and will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Company Material Intellectual Property; (D) the Company has, and enforces, a policy requiring each employee to execute a confidential information and inventions assignment agreement, and each consultant and independent contractor to execute a confidential information agreement, and all current and former employees, consultants and independent contractors have executed at least one such agreement; (E) the Company has no knowledge of any third party interfering with, infringing upon, misappropriating, or using without authorization any the Company Material Intellectual Property, and has no knowledge that any employee or former employee of the Company has interfered with, infringed upon, misappropriated, used without authorization, or otherwise come into conflict with any Company Material Intellectual Property; (F) the Company has taken all reasonable action to maintain and protect each item of Company Material Intellectual Property; and (G) to its knowledge, the Company has the right to use all of the Company Material Intellectual Property in all jurisdictions in which the Company currently conducts business.

4.17 Regulatory Compliance.

(a) As to each product subject to the FDCA and the FDA regulations promulgated thereunder or similar Law in any foreign jurisdiction that is developed, manufactured, tested, distributed and/or marketed by the Company or any of its Subsidiaries (each such product, a “Medical Device”, a “Biologic” or a “Drug”, as the case may be), each such Medical Device, Biologic or Drug is being developed, manufactured, tested, distributed and/or marketed in compliance with all applicable requirements under the FDCA and similar Law, including those relating to investigational use, premarket clearance or marketing approval to market a Medical Device, and applications or abbreviated applications to market a new Biologic or a new Drug, good manufacturing practices, labeling, advertising, record keeping, filing of reports and security, and in compliance with the AMA’s guidelines on gifts to physicians, except for failures in compliance that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any material notice or other material communication from the FDA or any other Governmental Entity (A) contesting the premarket clearance or approval of, the uses of or the labeling or promotion of any products of the Company or any of its Subsidiaries or (B) otherwise alleging any material violation applicable to any Medical Device, Biologic or Drug by the Company or any of its Subsidiaries of any Law.

(b) No Medical Device, Biologic or Drug is under consideration for or has been recalled, withdrawn, suspended or discontinued (other than for commercial or other business reasons) by the Company or any of its Subsidiaries in the United States or outside the United States (whether voluntarily or otherwise). No proceedings in the United States or outside of the United States of which the Company has knowledge (whether completed or pending) seeking the recall, withdrawal, suspension, seizure or discontinuance of any Medical Device, Biologic or Drug are pending against the Company or any of its Subsidiaries or, to the knowledge of the Company, any licensee of any Medical Device, Biologic or Drug, nor have any such proceedings been pending at any time in the five year period prior to the date hereof. To the knowledge of the Company, there are no facts, circumstances or conditions that would reasonably be expected to form the basis for any investigation, suit, claim, action (legal or regulatory) or proceeding (legal or regulatory) with respect to a recall, withdrawal, suspension, seizure or discontinuance of any Drug or Biologic of the Company or with respect to any of the drug products or candidates being sold, manufactured, or developed by the Company (the “Company Specified Compounds”). Complete and accurate copies of all material data of the Company with respect to the safety or efficacy of the Company Specified Compounds have been made available to Parent.

(c) As to each Biologic or Drug of the Company or any of its Subsidiaries for which a biological license application, new drug application, investigational new drug application or similar state or foreign regulatory application has been approved, the Company and its Subsidiaries are in compliance with 21 U.S.C. § 355, Section 626 of the Public Health Service Act or 21 C.F.R. Parts 312, 314, 600 or 601 et seq., respectively, and similar Law and all terms and conditions of such licenses or applications, except for any such failure or failures to be in compliance which individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect. As to each such Drug, the Company and any relevant Subsidiary of the Company, and the officers, employees or agents of the Company or such Subsidiary, have included in the application for such drug, where required, the certification described in 21 U.S.C. § 335a(k)(1) or any similar Law and the list described in 21 U.S.C. § 335a(k)(2) or any similar Law, and each such certification and list was true, complete and correct in all material respects when made. In addition, the Company and its Subsidiaries are in substantial compliance with all applicable registration and listing requirements set forth in 21 U.S.C. § 360 and 21 C.F.R. Part 207 and all similar Law.

(d) No article of any Biologic or Drug manufactured and/or distributed by the Company or any of its Subsidiaries is (A) adulterated within the meaning of 21 U.S.C. § 351 (or similar Law), (B) misbranded within the meaning of 21 U.S.C. § 352 (or similar Law) or (C) a product that is in violation of 21 U.S.C. § 355 (or similar Law), except for failures to be in compliance with the foregoing that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect.

(e) Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries, has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Entity, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which such person or entity could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act or any similar Law.

(f) Neither the Company nor any of its Subsidiaries has received any written notice that the FDA or any other Governmental Entity has (a) commenced, or threatened to initiate, any action to withdraw its approval or request the recall of any Medical Device, Biologic or Drug, (b) commenced, or threatened to initiate, any action to enjoin production of any Medical Device, Biologic or Drug or (c) to the Company’s knowledge, commenced, or threatened to initiate, any action to enjoin the production of any Medical Device, Biologic or Drug produced at any facility where any Medical Device, Biologic or Drug is manufactured, tested or packaged, except for any such action that individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect.

(g) To the knowledge of the Company, there are no facts, circumstances or conditions that would reasonably be expected to form the basis for any material investigation, suit, claim, action (legal or regulatory) or proceeding (legal or regulatory) by a Governmental Entity against or affecting the Company or any of its Subsidiaries relating to or arising under (a) the FDCA or the regulations of the FDA promulgated thereunder or (b) the Social Security Act or regulations of the Office of the Inspector General of the Department of Health and Human Services.

4.18 Taxes.

(a) The Company and each of its Subsidiaries have duly and timely filed with the appropriate Tax authorities or other Governmental Entities all Tax Returns required to be filed, except where failure to so file would not, individually or in the aggregate, have a Material Adverse Effect. All such Tax Returns are complete and accurate in all respects, except as would not, individually or in the aggregate, have a Material Adverse Effect. All Taxes shown as due on such Tax Returns have been timely paid.

(b) Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect, the unpaid Taxes of the Company and its Subsidiaries (i) did not, as of the dates of the most recent financial statements contained in the Company S-1, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets contained in such financial statements, and (ii) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.

(c) Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect, (i) no deficiencies for Taxes with respect to any of the Company and its Subsidiaries have been claimed, proposed or assessed by a Tax authority or other Governmental Entity, (ii) no audit or other proceeding for or relating to any liability in respect of Taxes of any of the Company or any of its Subsidiaries is being conducted by any Tax authority or Governmental Entity, and the Company and its Subsidiaries have not received notification that any such audit or other proceeding is pending, and (iii) neither the Company nor any of its Subsidiaries nor any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d) There are no Tax liens upon any property or assets of the Company or any of its Subsidiaries except (i) liens for current Taxes not yet due and payable, (ii) liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP, and (iii) liens that would not, individually or in the aggregate, have a Material Adverse Effect.

(e) Each of the Company and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and have otherwise complied with all applicable rules and regulations relating to withholding of Taxes, subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect.

(f) None of the Company or any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any material Tax Return.

(g) No claim has ever been made in writing by an authority in a jurisdiction where any of the Company and any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(h) None of the Company or any of its Subsidiaries has any liability for the Taxes of any person (other than members of the consolidated group of which the Company is the common parent) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise, except in each case where such liability for Taxes would not, individually or in the aggregate, have a Material Adverse Effect.

(i) None of the Company or any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code.

(j) None of the Company or any of its Subsidiaries has been a party to any distribution in which the parties to such distribution treated the distribution as one described in Section 355 of the Code, in whole or in part.

(k) The Company and its Subsidiaries have delivered to Parent correct and complete copies of all (i) federal and applicable state and franchise Tax Returns for tax years ending on or after December 31, 1999, and made available such other Tax Returns as Company may have requested, and (ii) income Tax audit reports, statements of deficiency, and closing or other agreements relating to Taxes.

(l) Each of Parent and its Subsidiaries has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return which could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign law.

(m) Neither Parent nor any Subsidiary has consummated, has participated in, or is currently participating in any transaction which was or is a “Tax shelter” transaction as defined in Sections 6662, 6011, 6012 or 6111 of the Code or the Treasury Regulations promulgated thereunder.

(n) Neither Parent nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date; (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date. Neither the Company nor any Subsidiary has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

4.19 Insurance. Section 4.19 of the Company Disclosure Schedule lists material policies of liability, property, casualty and other forms of insurance owned or held by the Company and each of its Subsidiaries, copies of which have previously been made available to Parent. All such policies are in full force and effect, all premiums due and payable have been paid, and no written notice of cancellation or termination has been received with respect to any such policy. No insurer has advised the Company or any of its Subsidiaries that it intends to reduce coverage or materially increase any premium under any such policy, or that coverage is not available (or that it will contest coverage) for any material claim made against the Company or any of its Subsidiaries.

4.20 Vote Required. The affirmative vote of the holders of (i) a majority of the outstanding shares of Company Common Stock and Company Preferred Stock, voting as a single class (with all series of Company Preferred Stock voting on an as-converted basis), (ii) at least sixty-five percent (65%) of the outstanding shares of Company Preferred Stock (with all series of Company Preferred Stock voting together on an as-converted basis) and (iii) a majority of the outstanding shares of Series C Preferred Stock, voting as a separate class, are the only votes of the holders of any class or series of capital stock or other Equity Securities of the Company necessary to adopt this Agreement and the transactions contemplated hereby, including the Merger (the “Company Stockholder Approval”).

4.21 Opinion of Financial Advisor. Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (the “Company Financial Advisor”) has delivered to Company Board its written opinion substantially to the effect that the Total Merger Consideration to be received pursuant to the Merger is fair from a financial point of view to the holders of Company Preferred Stock and Company Common Stock. Company has been authorized by Company Financial Advisor to permit, subject to prior review and consent by Company Financial Advisor, the inclusion of such opinion in its entirety, and references thereto, in the Joint Proxy Statement/Prospectus.

4.22 Transactions with Affiliates. Except as set forth in the Company Form S-1 since the date of the filing of the Company Form S-1 through the date of this Agreement, no event has occurred that would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC if an amendment to the Company Form S-1 were filed.

4.23 Disclosure. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied by or on behalf of the Company for inclusion in the Joint Proxy Statement/Prospectus will, at the time the Joint Proxy Statement/Prospectus is mailed to the stockholders of the Company or the stockholders of Parent or at the time of the Company’s Stockholders’ Meeting (or any adjournment or postponement thereof) or the Parent Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. No representation or warranty is made by the Company with respect to statements made in the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus based upon information supplied by any part other than the Company for inclusion in the Registration Statement or the Joint Proxy/Statement Prospectus.

ARTICLE V

COVENANTS

5.1 Conduct of Business by Parent Pending the Closing. Parent agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.1 of Parent Disclosure Schedule or as specifically permitted by any other provision of this Agreement, unless authorized and approved in writing by three-fourths of the members of the Operating Committee, Parent will, and will cause each of its Subsidiaries to conduct its operations only in the ordinary and usual course of business consistent with past practice. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1 of Parent Disclosure Schedule or as specifically permitted by any other provision of this Agreement, Parent shall not (unless required by applicable Law), and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following unless authorized and approved in writing by three-fourths of the members of the Operating Committee:

(a) amend or otherwise change its certificate of incorporation or by-laws or equivalent organizational documents (except, as applicable, as contemplated by the Reverse Stock Split);

(b) (A) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of any shares of capital stock of, or other Equity Interests in, Parent or any of its Subsidiaries of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by contract right), of Parent or any of its Subsidiaries, other than (x) the issuance of Parent Common Stock upon the exercise of Parent Options outstanding as of the date hereof in accordance with their terms and (y) the grant of up to 100,000 Parent Options, or (B) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets (including Intellectual Property) of Parent or any of its Subsidiaries, except pursuant to existing Contracts or commitments, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice;

(c) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than dividends paid by a wholly-owned Subsidiary of Parent to Parent or to any other wholly-owned Subsidiary of Parent) or enter into any agreement with respect to the voting of its capital stock;

(d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or other securities (other than pursuant to the Reverse Stock Split or in connection with the termination of an employee pursuant to existing repurchase rights);

(e) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or any division thereof or any assets, other than acquisitions of assets in the ordinary course of business consistent with past practice, (B) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly-owned Subsidiary of Parent) for borrowed money, (C) terminate, cancel or request any material change in, or agree to any material change in, any Parent Material Contract, or (D) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.1(e);

(f) except as may be required by contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of this Agreement as disclosed in Section 3.11(b) of Parent Disclosure Schedule: (A) increase the compensation or benefits payable or to become payable to its directors, officers or employees; (B) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of Parent or any of its

Subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Law; or (C) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Parent Benefit Plan;

(g) (A) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with their terms, (B) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice, or (C) delay or accelerate payment of any account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice;

(h) make any change in accounting policies or procedures, except as required by GAAP or by a Governmental Entity;

(i) waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

(j) make any material tax election, settle or compromise any material liability for Taxes, amend any Tax Return or file any refund for Taxes;

(k) take, or agree to take, any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(l) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which Parent is a party;

(m) take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied; or

(n) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

5.2 Conduct of Business by the Company Pending the Closing. The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.2 of the Company Disclosure Schedule or as specifically permitted by any other provision of this Agreement, unless authorized and approved in writing by three-fourths of the members of the Operating Committee, the Company will, and will cause each of its Subsidiaries to conduct its operations only in the ordinary and usual course of business consistent with past practice. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.2 of the Company Disclosure Schedule or as specifically permitted by any other provision of this Agreement, the Company shall not (unless required by applicable Law), and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following unless authorized and approved in writing by three-fourths of the members of the Operating Committee:

(a) amend or otherwise change its certificate of incorporation or by-laws or equivalent organizational documents;

(b) (A) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of any shares of capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by contract right), of the Company or any of its Subsidiaries other than (x) the issuance of Company Common Stock upon the exercise of Company Options outstanding as of the date hereof in accordance with their terms or upon the conversion of Company Preferred Stock or other convertible securities of the Company or (y) the issuance of Company Common Stock or Company Preferred Stock, as the case may be upon the exercise of the Company Warrants, or (B) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets (including Intellectual Property) of the Company or any of its Subsidiaries, except pursuant to existing Contracts or commitments or the sale or purchase of goods in the ordinary course of business consistent with past practice, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice;

(c) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than dividends paid by a wholly-owned Subsidiary of the Company to the Company or to any other wholly-owned Subsidiary of the Company) or enter into any agreement with respect to the voting of its capital stock;

(d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or other securities (other than in connection with the termination of an employee pursuant to existing repurchase rights);

(e) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or any division thereof or any assets, other than acquisitions of assets in the ordinary course of business consistent with past practice, (B) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly-owned Subsidiary of the Company) for borrowed money, (C) terminate, cancel or request any material change in, or agree to any material change in, any Company Material Contract other than in the ordinary course of business consistent with past practice, or (D) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.2(e);

(f) except as may be required by contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of this Agreement as disclosed in Section 4.11(b) of the Company Disclosure Schedule: (A) increase the compensation or benefits payable or to become payable to its directors, officers or employees; (B) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any of its Subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Law; or (C) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan;

(g) (A) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with their terms, (B) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice, or (C) delay or accelerate payment of any account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice;

(h) make any change in accounting policies or procedures, except as required by GAAP or by a Governmental Entity;

(i) waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

(j) make any material tax election, settle or compromise any material liability for Taxes, amend any Tax Return or file any refund for Taxes;

(k) take, or agree to take, any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(l) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which the Company is a party;

(m) take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied; or

(n) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Notwithstanding anything in this Section 5.2 to the contrary, Parent agrees that the Company’s Board may in its discretion do all things permitted under the terms of the Retention Bonus Plan, including (x) designating beneficiaries, (y) granting discretionary Participating Units and (z) authorizing cash payments to be made to beneficiaries under the Retention Bonus Plan to permit said beneficiaries to meet their federal and state income tax liabilities in connection with any payments made pursuant to said plan.

5.3 Registration Statement; Joint Proxy Statement/Prospectus.

(a) As promptly as reasonably practicable following the date hereof, the Company and Parent shall prepare and file with the SEC mutually acceptable proxy materials which shall constitute the Joint Proxy Statement/Prospects (such proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”) and Parent shall prepare and file with the SEC a registration statement on Form S-4 (the “Registration Statement”) with respect to the shares of Parent Common Stock to be issued in the Merger. The Joint Proxy Statement/Prospectus will be included in and will constitute a part of the Registration Statement as Parent’s prospectus. The Registration Statement and the Joint Proxy Statement/Prospectus shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. Each of Parent and the Company shall use reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated thereby.

(b) Parent shall, as promptly as practicable following the receipt thereof, provide the Company copies of any written comments and advise it of any oral comments, with respect to the Joint Proxy Statement/Prospectus received from the SEC. Parent will provide the Company with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement prior to filing such with the SEC, and will provide the Company of all such filings to be made, and made, with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the Registration Statement shall be made without the approval of both parties, which approval shall not be unreasonably withheld.

(c) Parent will use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to Parent’s stockholders, and the Company will use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s stockholders, in each case after the Registration Statement is declared effective under the Securities Act.

(d) Parent will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statement therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by Law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of Parent and the Company.

(e) At or prior to the filing of the Registration Statement, Parent and the Company shall deliver to Heller Ehrman LLP and Cooley Godward LLP tax representation letters substantially in the forms attached hereto as Exhibits E and F. Parent and the Company shall each confirm to such counsel the accuracy and completeness as of the Effective Time of the tax representation letters delivered pursuant to the prior sentence. Following delivery of the tax representation letters, each of Parent and the Company shall use its reasonable efforts to cause its counsel to deliver a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinions and the opinions described in Section 6.1(f), each of such counsel shall be entitled to rely on the tax representation letters.

5.4 Stockholders’ Meetings.

(a) Parent shall duly call and hold a meeting of its stockholders (the “Parent Stockholders’ Meeting”) as promptly as reasonably practicable in accordance with applicable Law following the date the Registration Statement becomes effective and the Joint Proxy/Prospectus is cleared by the SEC for the purpose of voting upon the matters that are subject to Parent Stockholder Approval. In connection with Parent Stockholders’ Meeting and the transactions contemplated hereby, Parent will (i) subject to applicable Law, use its reasonable best efforts to obtain the approvals by its stockholders of the matters that are subject to Parent Stockholder Approval, and (ii) otherwise comply with all legal requirements applicable to Parent Stockholders’ Meeting. Subject to Section 5.6, Parent Board shall recommend approval of the issuance by Parent of the shares of Parent Common Stock issuable pursuant to this Agreement and the change-of-control of Parent in connection with the transactions contemplated by this Agreement by the stockholders of Parent (the “Parent Recommendation”) and, except as contemplated under Section 5.6, shall not withdraw or adversely modify (or propose to withdraw or adversely modify) such recommendation, and the Joint Proxy Statement/Prospectus shall contain such recommendation.

(b) The Company shall duly call and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) as promptly as reasonably practicable in accordance with applicable Law following the date the Registration Statement becomes effective and the Joint Proxy/Prospectus is cleared by the SEC for the purpose of voting upon the matters that are subject to Company Stockholder Approval. In connection with the Company Stockholders’ Meeting and the transactions contemplated hereby, the Company will (i) subject to applicable Law, use its reasonable best efforts to obtain the necessary approvals by its stockholders of the matters that are subject to Company Stockholder Approval and (ii) otherwise comply with all legal requirements applicable to the Company Stockholders’ Meeting. Subject to Section 5.6, the Company Board shall recommend adoption of this Agreement by the stockholders of the Company (the “Company Recommendation”) and, except as contemplated under Section 5.6, shall not withdraw or adversely modify (or propose to withdraw or adversely modify) such recommendation, and the Joint Proxy Statement/Prospectus shall contain such recommendation.

5.5 Access to Information; Confidentiality. Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which Parent or the Company or any of their respective Subsidiaries is a party (which such person shall use commercially reasonable best efforts to cause the counterparty to waive), from the date of this Agreement to the Effective Time, Parent and the Company shall, and shall cause each of its Subsidiaries and each of their respective directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, and agents and other representatives (collectively, “Representatives”) to (a) provide to the other party and its respective Representatives access during normal business hours and upon reasonable prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to the books and records thereof and (b) subject to applicable Laws relating to the exchange of information, furnish promptly such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of itself and its Subsidiaries as the other party and its Representatives may reasonably request. No investigation conducted pursuant to this Section 5.5 shall affect or be deemed to modify or limit any representation or warranty made in this Agreement or the conditions to the obligations to consummate the Merger. With respect to the information disclosed pursuant to this Section 5.5, the parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under that certain Mutual Nondisclosure Agreement, dated June 7, 2005, previously executed by Parent and the Company (the “Confidentiality Agreement”).

5.6 No Solicitation of Transactions.

(a) Each of Parent and the Company agrees that neither it nor any of its Subsidiaries shall, and that it shall ensure that its and its Subsidiaries’ Representatives do not, directly or indirectly: (i) initiate, solicit, induce, knowingly encourage or take any other action designed to, or which could reasonably be expected to, facilitate, an Acquisition Proposal or Acquisition Inquiry or the making, submission or announcement of, any Acquisition Proposal or Acquisition Inquiry, (ii) furnish to any person any nonpublic information in connection with or in response to any Acquisition Proposal or Acquisition Inquiry, (iii) participate or engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry, except to notify such person as to the existence of these provisions, (iv) approve, endorse or recommend any Acquisition Proposal or Acquisition Inquiry, or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Proposal or Acquisition Inquiry; provided, that so long as there has been no breach of this Section 5.6(a), prior to obtaining the approval of Parent’s stockholders at Parent Stockholders’ Meeting contemplated by Section 5.4(a) Parent may, or prior to obtaining the approval of the Company’s stockholders at the Company Stockholders’ Meeting contemplated by Section 5.4(b), the Company may, in response to a written Acquisition Proposal, participate in discussions or negotiations with, request clarifications from, or furnish nonpublic information to, any person in response to an Acquisition Proposal made by such person (and not withdrawn) if (x) at least two business days prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such person, such party gives the other party written notice of the identity of such person and of such party’s intention to furnish nonpublic information to, or enter into discussions or negotiations with, such person and such party receives from such person an executed confidentiality agreement containing terms and conditions at least as favorable as the provisions of the Confidentiality Agreement, (y) Parent Board or Company Board, as applicable, reasonably determines in good faith, after having taken into account the advice of its nationally recognized financial advisor (which may be its current outside financial advisor), that such Acquisition Proposal is a Superior Proposal, and (z) Parent Board or Company Board, as applicable, reasonably determines in good faith, after having taken into account the advice of its nationally recognized outside legal counsel (which may be its current outside legal counsel), that failure to take such actions would constitute a breach of its fiduciary duties to its stockholders under applicable Law. Without limiting the foregoing, the parties agree that any violation of the restrictions set forth in this Section 5.6(a) by any Representative of Parent or the Company or any of its respective Subsidiaries, whether or not such person is purporting to act on behalf of such party, shall constitute a breach of this Section 5.6(a). For purposes of this Agreement, a Representative shall be deemed to have breached this Section 5.6(a) if such Representative takes any action that would constitute a breach by Parent or the Company of this Section 5.6(a) were such party to take such action directly. Parent and the Company shall immediately terminate, and shall cause its Subsidiaries and its and its Subsidiaries’ Representatives to immediately terminate, all discussions or negotiations, if any, with any third party with respect to, or any that could reasonably be expected to lead to or contemplate the possibility of, an Acquisition Proposal or Acquisition Inquiry.

(b) Neither Parent Board or Company Board nor any committee thereof shall (i) withdraw, modify or amend, or formally propose to withdraw, modify or amend, in a manner adverse to the other party hereto, Parent Recommendation or the Company Recommendation, as the case may be or (ii) resolve to do any of the foregoing; provided, that Parent Board or the Company Board, as the case may be, may withdraw, modify or amend the Parent Recommendation or Company Recommendation, as applicable, prior to obtaining the approval of its stockholders as contemplated by Section 5.4 if, (x) Parent or the Company, as the case may be, has complied with its obligations under this Section 5.6, (y) Parent Board or the Company Board, as applicable, reasonably determines in good faith, after having taken into account the advice of its nationally recognized outside legal counsel (which may be its current outside legal counsel), that failure to take such actions would constitute a breach of its fiduciary duties to the its stockholders under applicable Law and (z) prior to taking such actions, Parent Board or the Company Board, as applicable, shall have given the other party, at least five days notice of its intention to take such action and the opportunity during such period to submit a competing proposal (which shall be considered by Parent Board or Company Board, as applicable, in good faith, after consultation with nationally recognized outside legal counsel (which may be its current outside legal counsel) and financial advisor (which may be its current outside financial advisor)) and, notwithstanding such competing proposal, the Superior Proposal continues to constitutes a Superior Proposal. Neither the Parent Board’s ability to take any of the actions described in this Section 5.6(b) nor the commencement, disclosure, announcement or submission to it of an Acquisition Proposal shall relieve Parent’s obligation to duly call, give notice of, convene and hold the Parent Stockholders’ Meeting to consider and vote upon the issuance by Parent of the shares of Parent Common Stock issuable pursuant to this Agreement and the change-of-control of Parent in connection with the transactions contemplated by this Agreement, pursuant to Section 5.4(b). Neither the Company Board’s ability to take any of the actions described in this Section 5.6(b) nor the commencement, disclosure, announcement or submission to it of an Acquisition Proposal shall relieve the Company’s obligation to duly call, given notice of, convene and hold the Company Stockholders’ Meeting to adopt this Agreement, pursuant to Section 5.4(b).

(c) In addition to the obligations set forth in Section 5.6(a), Parent or the Company, as applicable, shall as promptly as practicable (and in any event within 24 hours) advise the other of any Acquisition Inquiry or Acquisition Proposal, including the identity of the person making such Acquisition Proposal or Acquisition Inquiry and the terms and conditions thereof, and such party shall, within 24 hours of the receipt thereof, promptly provide to the other party copies of any written materials received in connection with any of the foregoing. Such Party shall keep the other party fully informed of the status and material details (including amendments or proposed amendments) of any such Acquisition Proposal or Acquisition Inquiry and keep the other party fully informed as to the material details of any nonpublic information requested of it and as to the details of all discussions or negotiations with respect to any such Acquisition Proposal or Acquisition Inquiry, and shall provide to the other party within 24 hours of receipt thereof all written materials received by it with respect thereto. Parent or the Company, as applicable, shall promptly provide to the other party any non-public information concerning it provided to any other person in connection with any Acquisition Proposal or Acquisition Inquiry, which was not previously provided to the other party.

(d) Parent and the Company agree not to release or permit the release of any person from, or to waive or permit the waiver of any provision of, any confidentiality, non-solicitation, no hire, “standstill” or similar Contract to which Parent or the Company or any of its Subsidiaries is a party or under which Parent or the Company or any of its Subsidiaries has any rights, and will use its commercially reasonable efforts to cause each such agreement to be enforced at the request of the other party.

(e) Nothing contained in this Agreement shall be deemed to restrict the Parent from complying with Rules 14d-9 or 14e-2 under the Exchange Act.

5.7 Appropriate Action; Consents; Filings.

(a) Parent and the Company shall use their commercially reasonable best efforts to (A) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (B) obtain from any Governmental Entity any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity (including, without limitation, those in connection with the HSR Act), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein, including, without limitation, the Merger, and (C) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (x) the Securities Act and the Exchange Act, and any other applicable federal or state securities Laws, (y) the HSR Act, and (z) any other applicable Law; provided, that Parent and the Company shall cooperate with each other in connection with the making of all such filings, including, if requested, by providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith; provided, however, that nothing in this Section 5.7(a) shall require the expenditure of money by the Company or Parent to a third party in exchange for any such consent (other than nominal filing or processing fees). Parent and the Company shall use commercially reasonable best efforts to furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law (including all information required to be included in the Joint Proxy Statement/Prospectus and the Registration Statement) in connection with the transactions contemplated by this Agreement.

(b) Parent and the Company shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, all commercially reasonable best efforts to obtain any third party consents, (A) necessary, proper or advisable to consummate the transactions contemplated in this Agreement, (B) required to be disclosed in Parent Disclosure Schedule or the Company Disclosure Schedule, as applicable, or (C) required to prevent a Material Adverse Effect with respect to Parent or the Company from occurring prior to or after the Effective Time. In the event that either party shall fail to obtain any third party consent described in the first sentence of this Section 5.7(b), such party shall use all commercially reasonable best efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon Parent and the Company, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

(c) The Company shall use reasonable best efforts to cause each person who may reasonably be deemed to be an affiliate of the Company for purposes of Rule 145 promulgated under the Securities Act an executed Company Affiliate and Market Stand-Off Agreement in the form attached hereto as Exhibit G. In the event that any other person becomes an affiliate of the Company following the Agreement Date, Company will use its commercially reasonable efforts to cause such affiliate to execute and deliver a Company Affiliate Agreement.

(d) Parent shall use their commercially reasonable best efforts to cause its officers, directors and affiliates (including affiliated funds), to execute and deliver market stand-off agreements prohibiting the sale, transfer, hedging or similar transaction (other than as may be necessary to pay for any potential tax liability than may be associated with the Company’s Retention Plan) with respect to Parent’s securities for 90 days following the Closing Date in the forms attached hereto as Exhibits H.

(e) The Company shall use reasonable best efforts to promptly designate an individual to serve as the Stockholder Representative who shall upon execution and delivery of a counterpart signature page to this Agreement to the other parties hereto shall be deemed to be the Stockholder Representative under this Agreement.

5.8 Certain Notices. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of (A) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, or (B) the failure of Parent or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.8 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

5.9 Public Announcements. The press release announcing the execution of this Agreement shall be issued in the form as has been mutually agreed upon by Parent and the Company and each of Parent and the Company shall consult with, and obtain the consent of, the other party (which shall not be unreasonably withheld or delayed) before issuing any other press release or otherwise making any public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to consulting with and obtaining the prior consent of the other party (which shall not be unreasonably withheld or delayed); provided, that a party may, without consulting with or obtaining the prior consent of the other party, issue such press release or make such public statement as may be required by applicable Law or, in the case of Parent, by any listing agreement with a national securities exchange or automated quotation system to which it is a party, if such party has used commercially reasonable best efforts to consult with the other party and to obtain such other party’s consent, but has been unable to do so in a timely manner. Notwithstanding the provisions of this Section 5.9, in the event that there has been a change of recommendation pursuant to Section 5.6, neither Parent nor the Company will have any further obligation to consult with each other, and agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or any Acquisition Proposal.

5.10 The NASDAQ National Market Listing. Parent shall promptly prepare and submit to The NASDAQ Stock Market, Inc. a listing application covering the shares of Parent Common Stock to be issued in the Merger and shall use its reasonable best efforts to cause such shares to be approved for listing on The NASDAQ National Market, including, without limitation, effecting a reverse stock split if necessary with respect to the then-outstanding shares of Parent Common Stock, such that each share of Parent Common Stock shall be converted into such lesser number of shares of Parent Common Stock according to a ratio between (and including) 5 into 1 and 2 into 1 (the “Reverse Stock Split”), subject to official notice of issuance, prior to the Effective Time. The Company shall furnish such information concerning it, the Company’s director nominees pursuant to Section 1.6 hereof and the holders of the Company’s capital stock as Parent may reasonably request in connection with such actions and the preparation of the listing application.

5.11 Employee Benefit and Section 16 Matters.

(a) Prior to the Effective Time, Parent Board and Company Board, or an appropriate committee of non-employee directors, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition by any officer or director of the Company who may become a covered person of Parent for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of shares of Parent Common Stock or options to acquire Parent Common Stock pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

(b) Following the Closing, Parent shall provide similarly situated employees of Parent who were employees of Parent as of the Effective Time and employees of Parent (or any Subsidiary, including the Surviving Corporation) who were employees of the Company or any Subsidiary of the Company prior to the Effective Time with substantially similar compensation and benefits in the aggregate.

(c) Employees of the Company or any Subsidiary of the Company who become employees of Parent or a Subsidiary of Parent at or after the Effective Time (“Continuing Employees”) shall receive credit for purposes of eligibility to participate (but not benefit accruals) under Parent Benefit Plans for service accrued or deemed accrued prior to the Effective Time with the Company or any Subsidiary; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any benefit. In addition, to the extent permitted by applicable insurance policies, Parent shall waive, or cause to be waived, under Parent Benefit Plans any limitations on benefits relating to any pre-existing conditions of Continuing Employees, and Parent shall recognize, or cause to be recognized under Parent Benefit Plans, for purposes of applying annual deductibles, co-payments and out-of-pocket maximums, amounts paid by Continuing Employees in the calendar year in which the Effective Time occurs under Company Benefit Plans as though such amounts had been paid in accordance with the terms and conditions of Parent Benefit Plans in such calendar year.

(d) The parties hereto acknowledge and agree that all provisions contained in this Section 5.11 with respect to employees are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other person, including, without limitation, any employees, former employees, any participant in any Company Benefit Plan or Parent Benefit Plan or any beneficiary thereof or (ii) to continued employment with Parent or the Company. After the Effective Time, nothing contained in this Section 5.11 shall interfere with Parent’s right to amend, modify or terminate any Company Benefit Plan or Parent Benefit Plan or to terminate the employment of any employee of Parent or the Company for any reason.

5.12 Indemnification of Directors and Officers.

(a) The Company, Merger Sub and Parent agree that the indemnification obligations set forth in the Company Certificate and Company By-laws existing in favor of those persons who are directors and officers of the Company as of the date of this Agreement for their acts and omissions as directors and officers thereof prior to the Effective Time, shall survive the Merger and be observed by Parent and Merger Sub to the fullest extent permitted by Delaware Law for a period of six years from the date on which the Merger becomes effective.

(b) For six years from the Effective Time, Parent shall provide to the Company’s directors and officers, as of the date of this Agreement, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the Company’s existing policies (true and complete copies which have been previously provided or made available to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent shall not be required to pay an annual premium for the D&O Insurance with respect to the Company in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement for D&O Insurance with respect to the Company, which last annual premium the Company represents and warrants to be approximately $27,200. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time for purposes of this Section 5.12, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement. If such prepaid policies have been obtained prior to the Effective Time, Parent shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

5.13 Officer’s Certificates.

(a) Not later than five (5) business days prior to (x) the mailing date of the Joint Proxy Statement/Prospectus and (y) the anticipated Closing Date, Parent shall provide to the Company in writing its estimate (as of the Effective Time) of the number of Parent Fully Diluted Shares. Immediately prior to the Effective Time, Parent shall provide to the Company (i) a certificate of the Chief Executive Officer of Parent setting forth the number of Parent Total Fully Diluted Shares and (ii) a certificate of the Chief Financial Officer of Parent setting forth the Cash balance of Parent on the business day immediately preceding the Closing Date.

(b) Not later than five (5) business days prior to (x) the mailing date of the Joint Proxy Statement/Prospectus and (y) the anticipated Closing Date, the Company shall provide to Parent in writing its estimate (as of the Effective Time) of the number of Company Fully Diluted Shares. Immediately prior to the Effective Time, the Company shall provide to Parent a certificate of the Chief Executive Officer of the Company setting forth the number of Company Total Fully Diluted Shares and (ii) a certificate of the Chief Financial Officer of the Company setting forth the Cash balance of the Company on the business day immediately preceding the Closing Date.

5.14 FDA Meetings. The Company agrees that between the date of this Agreement and the Effective Time the Company will use reasonable efforts to provide Parent and its representatives with a reasonable opportunity to review and confer with Company regarding any filing, correspondence, or other communications proposed to be submitted or transmitted to the FDA and to attend and participate in any meetings with any representatives of the FDA.

5.15 Minimum Cash Balance.

(a) Parent shall have a minimum Cash balance after the payment of all Expenses (the “Parent Minimum Cash Balance”) on the Closing Date of (i) $78,000,000, if the Closing occurs on or before, November 30, 2005 or (ii) 78,000,000 less an amount not more than $3,000,000 per month after November 30, 2005, if the Closing occurs after November 30, 2005.

(b) The Company shall have a minimum Cash balance after the payment of all Expenses and any cash payments to be made pursuant to the Retention Bonus Plan (the “Company Minimum Cash Balance”) on the Closing Date of (i) $7,000,000, if the Closing occurs on or before November 30, 2005 or (ii) 7,000,000 less an amount not more than $2,500,000 per month after November 30, 2005, if the Closing occurs after November 30, 2005.

(c) Parent and the Company acknowledge and agree that sole remedy for any breach of the covenants set forth in this Section 5.15 shall be through the Cash Balance Adjustment to the Total Merger Consideration in accordance with Section 9.2.

ARTICLE VI

CLOSING CONDITIONS

6.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

(a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of the Company or Parent, threatened by the SEC.

(b) Stockholder Approval. Parent Stockholder Approval and the Company Stockholder Approval shall have been obtained.

(c) No Order. No Governmental Entity, nor any federal or state court of competent jurisdiction or arbitrator shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or arbitration award or finding or other order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger or any other transactions contemplated in this Agreement.

(d) Consents and Approvals. All material consents, approvals and authorizations of any Governmental Entity required of the Company, Parent or any of their Subsidiaries shall have been obtained. Any applicable waiting periods (together with any extensions thereof) or approvals under the HSR Act and the antitrust or competition laws of any other applicable jurisdiction shall have expired or been terminated or received.

(e) The NASDAQ Stock Market Listing. The shares of Parent Common Stock issuable to the Company’s stockholders in the Merger shall have been approved for listing on The NASDAQ National Market, subject to official notice of issuance.

(f) Opinion of Counsel. Parent and the Company shall each have received opinions from their respective tax counsel, Cooley Godward LLP and Heller Ehrman LLP, respectively, in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn. The parties agree to make customary representations as requested by such counsel for the purpose of rendering such opinions.

6.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated herein are also subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, have a Material Adverse Effect. Parent shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company to that effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company to that effect.

(c) Consents and Approvals. All material consents, approvals and authorizations of any person other than a Governmental Entity required to be set forth in Section 3.5 or Section 4.5 or the related sections of Parent Disclosure Schedule or the Company Disclosure Schedule, as applicable, shall have been obtained.

(d) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to the Company.

(e) Appraisal Shares. No more than 10% of the issued and outstanding shares of capital stock of the Company shall remain eligible to be Appraisal Shares.

(f) Employment Agreement. Parent shall have received an Employment Agreement in the form of Exhibit J executed by Ronald M. Burch, M.D., Ph.D.

6.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated herein are also subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Material Adverse Effect. The Company shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Parent to that effect.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by each of them on or prior to the Effective Time. The Company shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Parent to that effect.

(c) Consents and Approvals. All material consents, approvals and authorizations of any person other than a Governmental Entity required to be set forth in Section 3.5 or Section 4.5 or the related sections of Parent Disclosure Schedule or the Company Disclosure Schedule, as applicable, shall have been obtained.

(d) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to Parent.

(e) Management. John P. McLaughlin shall have remained continuously employed with Parent or a Subsidiary of Parent from the date of this Agreement through the Closing Date.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Parent or the stockholders of the Company:

(a) By mutual written consent of the Company and Parent, by action of their respective Boards of Directors;

(b) By either Parent or the Company if the Merger shall not have been consummated prior to February 28, 2006 (such date, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach of this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date.

(c) By either Parent or the Company if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the parties shall have used their commercially reasonable best efforts to resist, resolve or lift, as applicable);

(d) By either Parent or the Company if the Board of Directors of the other party shall have: (i) failed to make Parent Recommendation or the Company Recommendation, as the case may be, in accordance with Section 5.4 or withdrawn, or adversely modified or changed (including, without limitation, any disclosure as a result of its fiduciary duty of disclosure having the effect of an adverse modification or change), resolved to withdraw or adversely modify or change (including, without limitation, any disclosure as a result of its fiduciary duty of disclosure having the effect of an adverse modification or change), Parent Recommendation or the Company Recommendation, as the case may be; (ii) approved or recommended, or resolved to approve or recommend, to its stockholders an Acquisition Proposal other than that contemplated by this Agreement or entered into, or resolved to enter into, any agreement with respect to an Acquisition Proposal; (iii) after an Acquisition Proposal has been made, failed to affirm Parent Recommendation or the Company Recommendation, as the case may be, within two business days of any written request by Parent or the Company to do so; or (iv) failed to recommend that its stockholders not tender their shares in any tender offer or exchange offer that is commenced (other than by a party hereto) that, if successful, would result in any person or group becoming a beneficial owner of 20% or more of its outstanding shares of capital stock;

(e) By the Company, if it is not in material breach of its obligations under this Agreement, and if (i) at any time that any of the representations and warranties of Parent or Merger Sub herein become untrue or inaccurate such that Section 6.3(a) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 7.1(e)) or (ii) there has been a breach on the part of Parent or Merger Sub of any of their respective covenants or agreement contained in this Agreement such that Section 6.3(b) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 7.1(e)), and such breach (if curable) has not been cured within 30 days after notice to Parent

(f) By Parent, if it is not in material breach of its obligations under this Agreement, and if (i) at any time that any of the representations and warranties of the Company herein become untrue or inaccurate such that Section 6.2(a) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 7.1(f)) or (ii) there has been a breach on the part of Parent or Merger Sub of any of their respective covenants or agreement contained in this Agreement such that Section 6.2(b) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 7.1(e)), and such breach (if curable) has not been cured within 30 days after notice to the Company.

(g) By either the Company or Parent if (i) Parent Stockholder Approval shall not have been obtained at Parent Stockholders’ Meeting duly convened therefor (or at any adjournment or postponement thereof) or

(ii) the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting duly convened therefor (or at any adjournment or postponement thereof).

7.2 Effect of Termination.

(a) Limitation on Liability. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Company or Parent or their respective Subsidiaries, officers or directors except (x) with respect to Section 5.5, Section 5.9, this Section 7.2 and Article VIII and (y) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by the other party of any representations, warranties, covenants or other agreements set forth in this Agreement.

(b) Parent Termination Fee. Parent shall pay to the Company a termination fee (the “Parent Termination Fee”) of $3,000,000 as liquidated damages in the event that this Agreement is terminated as follows: (i) if the Company shall terminate this Agreement pursuant to Section 7.1(d); or (ii) if (A) either party shall terminate this Agreement pursuant to Section 7.1(b) or Section 7.1(g)(i) and, at any time after the date of this Agreement and before the termination of this Agreement, an Acquisition Proposal with respect to Parent shall have been publicly made, proposed or communicated and not bona fide withdrawn and (B) within twelve months following the termination of this Agreement, Parent consummates any Acquisition Proposal or enters into an agreement, understanding (including a letter of intent) with respect to any Acquisition Proposal which is subsequently consummated. Any Parent Termination Fee payable under this provision shall be payable as liquidated damages to compensate the Company for the damages the Company will suffer if this Agreement is terminated in the circumstances set forth in this Section 7.2(b), which damages cannot be determined with reasonable certainty. It is specifically agreed that any Parent Termination Fee to be paid pursuant to this Section 7.2(b) represents liquidated damages and not a penalty.

(c) Company Termination Fee. The Company shall pay to Parent a termination fee (the “Company Termination Fee”) of $3,000,000 as liquidated damages in the event that this Agreement is terminated as follows: (i) if Parent shall terminate this Agreement pursuant to Section 7.1(d); or (ii) if (A) either party shall terminate this Agreement pursuant to Section 7.1(b) or Section 7.1(g)(ii) and, at any time after the date of this Agreement and before the termination of this Agreement, an Acquisition Proposal with respect to The Company shall have been made, proposed or communicated and not withdrawn and (B) within twelve months following the termination of this Agreement, the Company consummates any Acquisition Proposal or enters into an agreement, understanding (including a letter of intent) with respect to any Acquisition Proposal which is subsequently consummated. Any Company Termination Fee payable under this provision shall be payable as liquidated damages to compensate Parent for the damages Parent will suffer if this Agreement is terminated in the circumstances set forth in this Section 7.2(c), which damages cannot be determined with reasonable certainty. It is specifically agreed that any Company Termination Fee to be paid pursuant to this Section 7.2(c) represents liquidated damages and not a penalty.

(d) All Payments. Any payment required to be made pursuant to Section 7.2(b)(i) or 7.2(c)(i) shall be made not later than two business days after the date of termination. Any payment required to be made pursuant to Section 7.2(b)(ii) or 7.2(c)(ii) shall be made not later than two business days after the consummation of an Acquisition Proposal. In no event shall more than one Parent Termination Fee or Company Termination Fee be made. In no event shall Parent be required to pay Parent Termination Fee nor shall The Company be required to pay the Company Termination Fee if, immediately prior to the termination of this Agreement, the entity otherwise entitled to receive such fee was in material breach of its obligations under this Agreement. All payments under Section 7.2 shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive payment. Parent and the Company acknowledge that the agreements contained in Section 7.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither Parent nor the Company would enter into this Agreement. Accordingly, if either party fails promptly to pay any amount due pursuant to this Section 7.2 and, in order to obtain such payment, Parent or the Company, as applicable, commences a suit which results in a judgment against the other party for the fee set forth in this Section 7.2, such defaulting party shall pay to the prevailing party its costs and Expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

7.3 Amendment. To the extent permitted by applicable Law, this Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company and Parent, and to the extent that such amendment affects the rights, obligations or duties of the Stockholder Representative, the Stockholder Representative; provided, that after any such approval, no amendment shall be made that by law requires further approval by Parent’s or the Company’s stockholders, as the case may be, without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

7.4 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other party with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of either party, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which, by Law or, in the case of Parent, in accordance with the rules of The NASDAQ National Market, requires further approval by such stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

7.5 Expenses. All Expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

ARTICLE VIII

SURVIVAL OF REPRESENTATIONS AND WARRANTIES, COVENANTS AND AGREEMENTS

8.1 Survival Periods. If the Merger is consummated, the representations and warranties of the parties contained in this Agreement and the certificates of Parent and the Company delivered pursuant to Section 6.3(a) shall survive the Effective Time, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement for a period of six (6) months following the Closing (the “Indemnity Period”); provided, however, that no right to indemnification pursuant to this Article 8 in respect of any claim based upon any breach of any representation or warranty that is set forth in a Claim Notice delivered prior to the expiration of the Indemnity Period shall be affected by the expiration of such Indemnity Period. If the Merger is consummated, all covenants of the parties (including the covenants set forth in Article IV) shall expire and be of no further force or effect as of the Effective Time, except to the extent such covenants provide that they are to be performed after the Effective Time; provided, however, that no right to indemnification pursuant to Article 8 in respect of any claim based upon any breach of a covenant shall be affected by the expiration of such covenant. The right to indemnification pursuant to Article 8 based on any breach or inaccuracy of such representations, warranties and covenants will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty or covenant; provided, however, that the representations and warranties of the Parent and Company shall be deemed to be limited by the disclosures set forth in the Disclosure Schedules. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant, will not affect any right to indemnification that may otherwise exist based on any breach or inaccuracy of such representations, warranties and covenants. No claim for indemnification may be asserted after the expiration of the Indemnity Period.

8.2 Indemnification.

(a) General. From and after the Closing, Parent and its affiliates, and each of their respective directors, officers, stockholders, employees and agents (collectively, the “Parent Indemnitees”) shall be entitled to be indemnified from the Escrow Fund from and against any and all damages, claims, losses, expenses, costs, taxes, interest, penalties, fines, obligations and liabilities, including liabilities for all reasonable attorneys’, accountants’, and experts’ fees and expenses including those incurred to enforce the terms of this Agreement (collectively, “Damages”), directly or indirectly arising out of or resulting from (without duplication):

(i) any breach or inaccuracy of any representation or warranty made by the Company in this Agreement (without giving effect to any supplement to the Disclosure Schedule), whether as of the date of this Agreement or as of the Closing Date (as though such representation or warranty were made as of the Closing Date rather than the date of this Agreement, except in the case of any representation and warranty which by its terms speaks only as of a specific date or dates);

(ii) any breach or inaccuracy of any certification, representation or warranty made by the Company in the certificate referred to in Section 6.3(a) as of the date such certificate is delivered to Parent;

(iii) the breach by the Company of any of the covenants or agreements made by the Company in this Agreement that are required to be performed by the Company prior to the Closing; or

(iv) (a) any amounts paid by Parent or Merger Sub to former stockholders of the Company with respect to Appraisal Shares required to be paid or otherwise reasonably paid to the extent that the aggregate of such amounts exceed the aggregate portion of the Total Merger Consideration that the holders of such Appraisal Shares would have received in the Merger pursuant to Section 1.7 had they not perfected their appraisal rights, plus (b) that portion of the Escrow Shares deposited pursuant to Article 8 with regard to such holder.

The Company shall have no liability with respect to this Article 8 after the Closing and the Company stockholders will have no right to seek contribution from the Company after the Closing with respect to the indemnification obligations hereunder.

(b) Limitations.

(i) Threshold Amount. Notwithstanding the other provisions of this Article 8, no Parent Indemnitee shall be entitled to be indemnified out of the Escrow Fund with respect to a claim for indemnification under this Article 8 (other than claims for indemnification made pursuant to Sections 8.2(a)(iv)) unless and until the aggregate amount that the Parent Indemnitees are otherwise entitled to recover out of the Escrow Fund in the absence of this clause (not including recoveries for claims for indemnification made pursuant to Section 8.2(a)(iv)) exceeds $400,000. At such time that the aggregate amount recoverable by Parent Indemnitees from the Escrow Fund (in the aggregate) in the absence of this clause (not including recoveries for claims for indemnification made pursuant to Section 8.2(a)(iv)) exceeds $400,000, the Parent Indemnitees shall be entitled to recover from the Escrow Fund the aggregate amount in excess of the first $1.00 of such amount otherwise recoverable by Parent.

(ii) Exclusivity of Escrow Fund. Notwithstanding anything to the contrary set forth in this Agreement, recovery from the Escrow Fund shall be the sole and exclusive remedy of any Parent Indemnitee with respect to any right to indemnification hereunder or other claims arising after the Closing with respect to the Merger or otherwise arising under or with respect to this Agreement.

(iii) Fraud. Notwithstanding any other provision herein, there shall be no time limit or monetary limit on claims for Damages arising by operation of law (and not under the express terms of this Agreement) against any Person arising from such Person’s fraud.

(iv) Escrow Shares. For all purposes under this Article 8, the Escrow Shares shall be valued at the Parent Common Stock Price.

8.3 Indemnification Procedures.

(a) General. If any Parent Indemnitee desires to seek indemnification under Section 8.2, the Parent Indemnitee shall give written notice to the Stockholder Representative (a “Claim Notice”) prior to the expiration of the Indemnity Period, which written notice shall describe in reasonable detail the nature of the claim and the amount of the Damages incurred (the “Claimed Amount”). The Stockholder Representative may respond to any Claim Notice (a “Claim Response”) within 30 days after the date that the Claim Notice is received by the Stockholder Representative (the “Response Period”). Any Claim Notice or Claim Response shall be given in accordance with the notice requirements hereunder, and any Claim Response shall specify whether or not the claim described in the related Claim Notice or the Claimed Amount is disputed. Notwithstanding anything in this Agreement to the contrary, if the Stockholder Representative fails to give a Claim Response within the Response Period or does not dispute the claim described in a Claim Notice, then the Parent Indemnitee and the Stockholder Representative shall instruct the Escrow Agent to release the Claimed Amount to the Parent Indemnitee from the Escrow Fund. Notwithstanding the provisions herein, the failure of any Parent Indemnitee to give notice as provided in this Section 8.3 shall not prejudice the rights of such Parent Indemnitee under this Section 8.3, except to the extent that there is actually prejudice by such failure to give prompt notice.

(b) Defense of a Third Party Claim. If Parent or the Company receives notice of any claim or action by any third party or any threatened claim or action by any third party that may give rise to an indemnification right of any Parent Indemnitee under this Article 8, then Parent shall promptly (and in any event within ten Business Days) deliver to the Stockholder Representative a written notice describing such claim or action in reasonable detail; provided, however, that for the sole purpose of determining whether a claim or action or a threatened claim or action may give rise to an indemnification right of any Parent Indemnitee within the meaning of this sentence, the limitation set forth in Section 8.2(b)(i) shall not be taken into account. Parent may elect to defend any such third party claim. If Parent elects to defend a third party claim, then, promptly (and in any event within ten Business Days) after receiving notice of such third party claim (or sooner, if the nature of such third party claim so requires), Parent shall notify the Stockholder Representative of its intent to do so, and the Stockholder Representative shall provide Parent reasonable access to any documents in the possession of the Stockholder Representative for use in the defense of such third party claim (and pending such notice and assumption of defense, the Stockholder Representative may take such steps to defend against such third party claim as, in such Stockholder Representative’s good-faith judgment, are appropriate). If Parent elects to control the defense of the claim, the following provisions of this Section 8.3(b) shall apply. The Parent shall use counsel in the defense of such third party claim that is reasonably acceptable to the Stockholder Representative. The parties agree that, without limiting Parent’s choice of counsel, it shall be reasonable for Parent to use counsel that it has used in the past. The Stockholder Representative shall have the right to participate in the defense of the claim at its own expense. The Parent Indemnitee shall keep the Stockholder Representative reasonably informed as to the status of and all material developments in the defense.

(c) Separate Counsel. If Parent does not elect to control the defense of the third party claim, the provisions of this Section 8.3(c) shall govern. The Stockholder Representative may control the defense of the claim (with counsel which shall be reasonably acceptable to the Parent Indemnitee). The Parent Indemnitees shall reasonably cooperate in the defense of such third party claim. After notice from Parent of its election not to assume the defense of a third party claim, no Parent Indemnitee shall be entitled under this Article 8 to be indemnified or reimbursed any legal or other expenses subsequently incurred by any Parent Indemnitee in connection with the defense of such claim.

(d) Settlement. The Stockholder Representative and the Parent Indemnitees shall promptly give to one another notice of any bona fide settlement offers received with respect to any third party claim for which indemnification is sought. Neither the Stockholder Representative nor Parent shall have the right to settle any third party claim or consent to the entry of any judgment with respect thereto without the prior written consent of the other, which consent will not be unreasonably withheld or delayed. Unless the Stockholder Representative shall have agreed in writing that the amount of any settlement or compromise shall be paid out of the Escrow

Fund, the fact that such settlement or compromise has been entered into shall not be determinative of the amount to which any Parent Indemnitee may be entitled to be indemnified or reimbursed out of the Escrow Fund.

8.4 Certain Limitations. The amount of any Damages for which indemnification is provided under this Agreement shall be net of any amounts actually recovered by the Parent Indemnitees from third parties (including amounts actually recovered under insurance policies) with respect to such Damages; however, the potential availability of insurance proceeds shall not permit delay by the Stockholder Representative in the performance of its duties under this Article 8. If any Parent Indemnitee recovers an amount from a third party in respect of an indemnifiable loss for which indemnification is provided in this Agreement after the full amount of such indemnifiable loss has been paid from the Escrow Fund or after a partial payment of such indemnifiable loss has been made from the Escrow Fund and the amount received from the third party exceeds the remaining unpaid balance of such indemnifiable loss, then the Parent Indemnitee shall promptly remit to the Company stockholders the excess of (i) the sum of the amount theretofore paid from the Escrow Fund in respect of such indemnifiable loss plus the amount received from the third party in respect thereof, less (ii) the full amount of such Damages.

ARTICLE IX

GENERAL PROVISIONS

9.1 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next business day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next business day if transmitted by national overnight courier, in each case as follows:

If to the Company, addressed to it at:

500 Plaza Drive

Secaucus, NJ 07094-3619

Attention: Jeffrey A. Rona

Fax: 201-325-6909

with a copy to:

Heller Ehrman LLP

Times Square Tower

7 Times Square

New York, NY 10036

Attention: Stephen M. Davis

Fax: 212-763-7600

If to Parent or Merger Sub, addressed to it at:

650 Gateway Boulevard

South San Francisco, CA 94080

Attention: Patrick Broderick

Fax: 650-624-9600

with a copy to:

Cooley Godward LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Attention: Matthew Hemington

Fax: 650-849-7400

If to the Stockholder Representative, addressed to it at:

Attention:

Fax:

9.2 Certain Definitions. For purposes of this Agreement, the term:

“Acquisition Inquiry” means, with respect to the Company or Parent, an inquiry, indication or interest or request for nonpublic information that could reasonably be expected to lead to an Acquisition Proposal with respect to such party.

“Acquisition Proposal” means, with respect to the Company or Parent, any offer or proposal concerning any transaction (or series of related transactions) involving: (A) any merger, consolidation, business combination, or similar transaction involving such party, (B) any sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of such party representing 20% or more of the consolidated assets of such party and its Subsidiaries, (C) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities) representing 20% or more of the voting power of such party, (D) in which any person or “group” of persons (as defined in the Exchange Act and the rules promulgated thereunder) directly or indirectly acquires beneficial ownership, or the right to acquire beneficial ownership of 20% or more of the outstanding voting capital stock of such party, (E) any liquidation or dissolution of such party, or (F) any combination of the foregoing (other than the Merger).

“affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Blue Sky Laws” means state securities or “blue sky” laws.

“business day” means any day other than a day on which the SEC shall be closed.

“Cash” means the sum of the cash, cash equivalents and investments (each as defined by and determined in accordance with GAAP applied on a basis consistent with prior periods).

“Cash Balance Adjustment” shall be calculated as follows: (i) in the event the Parent Minimum Cash Balance is less than the amount required under Section 5.15(a) (and such deficiency is greater in amount than the deficiency in the Company Minimum Cash Balance), such deficiency minus any deficiency in the Company Minimum Cash Balance shall be divided by the Parent Common Stock Price and shall be deemed to be the Cash Balance Adjustment and the resulting shares of Parent Common Stock shall be added to the Total Merger Consideration; (ii) in the event the Company Minimum Cash Balance is less than the amount required under Section 5.15(b) (and such deficiency is greater in amount than the deficiency in the Parent Minimum Cash Balance), such deficiency minus any deficiency in the Parent Minimum Cash Balance shall be divided by the Parent Common Stock Price and shall be deemed to be the Cash Balance Adjustment and the resulting shares of Parent Common Stock shall be subtracted from the Total Merger Consideration; and (iii) in the event the Parent Minimum Cash exceeds the amount required under Section 5.15(a) and the Company Minimum Cash Balance exceeds the amount required under Section 5.15(b), the Cash Balance Adjustment shall be deemed to be zero and no adjustment shall be made to the Total Merger Consideration.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended as of the date hereof.

“Common Allocable Shares” means the number obtained by dividing (x) the Company Common Available Merger Consideration Value by (y) the Parent Common Stock Price.

“Common Exchange Ratio” means the number obtained by dividing (x) the number of the Common Allocable Shares by (y) the number of the Company Total Fully Diluted Shares.

“Company Common Available Merger Consideration Value” means (i) the Total Merger Consideration Value minus (ii) the Retention Bonus Plan Payment Value minus (iii) the Series C Preference Available Merger Consideration Value minus (iv) the Series A/B Preference Available Merger Consideration Value.

“Company Preferred Stock” means the Company Series A Preferred Stock, the Company Series B Preferred Stock and the Company Series C Preferred Stock.

“Company Total Fully Diluted Shares” means, as of immediately prior to the Effective Time, the sum of (i) the number of shares of Company Common Stock outstanding (whether or not subject to any restrictions or right of repurchase in favor of the Company), (ii) the number of shares of Company Common Stock issueable upon the conversion of the Company Series A Preferred Stock, the Company Series B Preferred Stock and the Company Series C Preferred Stock in accordance with the terms of the Company Certificate, (iii) the number of shares of Company Common Stock and Company Preferred Stock into which any outstanding convertible or exchangeable securities (including the Company Warrants, but excluding the Company Options) may be converted or exchanged and (iii) the number of shares of Company Common Stock issuable upon exercise of all outstanding Company Options (whether or not then exercisable, and regardless of the exercise price), but excluding for purposes of this calculation any shares of capital stock held in the treasury of the Company.

“Contracts” means any of the agreements, contracts, leases, powers of attorney, notes, loans, evidence of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments, understandings, purchase and sales orders, quotations and other executory commitments to which any company is a party or to which any of the assets of the companies are subject, whether oral or written, express or implied.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise.

“Environmental Laws” means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, treaty, writ or order and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, judgment, stipulation, injunction, permit, authorization, policy, opinion, or agency requirement, in each case having the force and effect of law, relating to pollution, contamination, protection, investigation or restoration of the environment, health and safety or natural resources, including, without limitation, noise, odor, wetlands, or the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Materials.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any entity, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” shall mean any entity or trade or business (whether or not incorporated) other than Parent or the Company that together with Parent or the Company, as applicable, is considered under common control and treated as a single employer under Section 4.14(b), (c), (m) or (o) of the Code.

“Escrow Agent” means Mellon Investor Services as escrow agent under the Escrow Agreement, or any alternative or successor agent which (a) shall be designated by Parent and the Company if designated prior to Closing and (b) shall be designated in accordance with the terms of the Escrow Agreement if designated after Closing.

“Escrow Agreement” means the escrow agreement to be entered into at the Closing by and among Parent, the Company, the Escrow Agent and the Stockholder Representative, in substantially the form attached hereto as Exhibit I.

“Escrow Shares” means the number of shares of Parent Common Stock equal to five percent (5%) of the Total Merger Consideration.

“Exchange Act” shall mean Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratios” shall mean each or any of the Series C Preference Exchange Ratio, the Series B Preference Exchange Ratio, the Series A Preference Exchange Ratio and/or the Common Exchange Ratio.

“Expenses” includes all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means domestic or foreign governmental, administrative, judicial or regulatory authority.

“group” is defined as in the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means (A) any petroleum, petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (B) any chemical, material or other substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” means all intellectual property or other proprietary rights of every kind, foreign or domestic, including all patents, patent applications, inventions (whether or not patentable), processes, products, technologies, discoveries, copyrightable and copyrighted works, apparatus, trade secrets, trademarks, trademark registrations and applications, domain names, service marks, service mark registrations and applications, trade names, trade secrets, know-how, trade dress, copyright registrations, customer lists, confidential marketing and customer information, licenses, confidential technical information, software, and all documentation thereof.

“IRS” means the United States Internal Revenue Service.

“knowledge” of any person which is not an individual means, with respect to any specific matter, the actual knowledge of such person’s executive officers and any other officer having primary responsibility for such matter after reasonably inquiry.

“Law” means any foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“Material Adverse Effect” means, when used in connection with the Company or Parent, any change, effect or circumstance that: (i) has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such party and its Subsidiaries taken as a whole, other than such changes, effects or circumstances reasonably attributable to: (A) economic conditions generally in the United States or foreign economies in any locations where such party has material operations or sales; (B) conditions generally affecting the industries in which such party participates; (C) the announcement or pendency of the Merger; (D) legislative or regulatory changes in the industries in which such party participates following the announcement of the transactions contemplated by this Agreement; (E) any attack on or by, outbreak or escalation of hostilities or acts of terrorism involving, the United States, any declaration of war by Congress or any other national or international calamity or emergency; (F) compliance with the terms of, or the taking of any action required by, or the failure to take any action prohibited by, this Agreement; (G) the failure of any nonclinical or clinical trial to demonstrate the desired safety and efficacy of any Medical Device, Biologic or Drug; or (H) the denial, delay or limitation of approval of, or taking of any other regulatory action by, the FDA or any other Governmental Entity with respect to any Medical Device, Biologic or Drug; provided, with respect to clauses (A), (B) and (D) the changes, effects or circumstances do not have a materially disproportionate effect (relative to other industry participants) on such party; or (ii) prevents the Company or Parent, as applicable, from consummating the Merger and the other transactions contemplated by this Agreement.

“Operating Committee” shall consist of Rodney A. Ferguson, Arnold L. Oronsky, one individual designated by Parent, who shall initially be Richard B. Brewer and one individual designated by Company, who shall initially be Michael F. Powell.

“Parent Common Stock Price” means the average of the closing sale prices for one share of Parent Common Stock as quoted on The NASDAQ National Market System for the five (5) consecutive trading days ending three (3) trading days prior to the Closing Date.

“Parent Stock Plans” means the Parent 2003 Equity Incentive Plan and 2003 Non-employee Director Stock Option Plan.

“Parent Total Fully Diluted Shares” means, as of immediately prior to the Effective Time, the sum of (i) the number of shares of Parent Common Stock outstanding (whether or not subject to any restrictions or right of repurchase in favor of Parent), (ii) the number of shares of Parent Common Stock into which any outstanding convertible or exchangeable securities may be converted or exchanged (whether or not then convertible or exchangeable, and regardless of the conversion, exchange or exercise price) and (iii) the number of shares of Parent Common Stock issuable upon exercise of all outstanding Parent Options (whether or not then exercisable, and regardless of the exercise price), but excluding for purposes of this calculation (x) any shares of capital stock held in the treasury of Parent, (y) reserved for future option grants under the Parent Stock Plan or (z) reserved for future issuance under the Company’s 2003 Employee Stock Purchase Plan.

“Participating Stockholders” means (a) those Company stockholders immediately prior to the Effective Time that are not holders of shares that are or remain then eligible to become Appraisal Shares, (b) those holders of Participating Units immediately prior to the Effective Time, and (c) following the Effective Time, those former Company stockholders who are not Participating Stockholders immediately prior to the Effective Time but who fail to perfect, effectively withdraw or otherwise lose their appraisal rights under Delaware Law following the Effective Time.

“Participating Units” means the units awarded by the Company Board pursuant to the Retention Bonus Plan outstanding immediately prior to the Effective Time.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Pro Rata Share” means, with respect to each Participating Stockholder, a fraction the numerator of which is the number of shares of Parent Common Stock to which such Participating Stockholder is entitled under Sections 2.1 and/or 2.4 and the denominator of which is the aggregate amount of Parent Common Stock to which all Participating Stockholders are entitled under Sections 2.1 and 2.4.

“Retention Bonus Plan” means the AlgoRx Pharmaceuticals, Inc. 2005 Retention Bonus Plan.

“Retention Bonus Plan Payment Value” means the dollar amount obtained by multiplying the (x) the Retention Bonus Plan Payment by (y) the Parent Common Stock Price.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series A Preference Value” means the dollar amount obtained by multiplying (x) the number of shares of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time by (y) $1.00.

“Series A Preference Exchange Ratio” means the number obtained by multiply (x) the Series A/B Preference Allocable Shares by (y)(i) the aggregate number of shares of Company Series A Preferred Stock issued and outstanding as of immediately prior to the Effective Time divided by (ii) the aggregate number of shares of Company Series A Preferred Stock and Company Series B Preferred Stock issued and outstanding immediately prior to the Effective Time; provided, however, if the Series A/B Preference Value is greater than the Series A/B Preference Available Merger Consideration Value, the Series A Preference Exchange Ratio shall mean the number obtained by multiplying (a) the Series A/B Available Merger Consideration Value by (b)(i) the Series A Preference Value divided by (ii) the Series A/B Preference Value.

“Series A/B Preference Allocable Shares” means the number obtained by dividing (x) the Series A/B Preference Available Merger Consideration Value by (y) the Parent Common Stock Price.

“Series A/B Preference Available Merger Consideration Value” means (i) the Total Merger Consideration Value minus (ii) the Retention Bonus Plan Payment Value minus (iii) the Series C Preference Available Merger Consideration Value; provided, however the Series A/B Preference Available Merger Consideration Value shall not exceed the Series A/B Preference Value.

“Series A/B Preference Value” means the sum of the Series A Preference Value and Series B Preference Value.

“Series B Preference Value” means the dollar amount obtained by multiplying (x) the number of shares of Company Series B Preferred Stock issued and outstanding immediately prior to the Effective Time by (y) $1.30.

“Series B Preference Exchange Ratio” means the number obtained by multiply (x) the Series A/B Preference Allocable Shares by (y)(i) the aggregate number of shares of Company Series B Preferred Stock issued and outstanding as of immediately prior to the Effective Time divided by (ii) the aggregate number of shares of Company Series A Preferred Stock and Company Series B Preferred Stock issued and outstanding immediately prior to the Effective Time; provided, however, if the Series A/B Preference Value is greater than the Series A/B Preference Available Merger Consideration Value, the Series B Preference Exchange Ratio shall mean the number obtained by multiplying (a) the Series A/B Available Merger Consideration Value by (b)(i) the Series B Preference Value divided by (ii) the Series A/B Preference Value.

“Series C Preference Value” means the dollar amount obtained by multiplying (x) the sum of (i) the number of shares of Company Series C Preferred Stock issued and outstanding immediately prior to the Effective Time plus (ii) the aggregate number of shares of Company Series C Preferred Stock issuable upon exercise of outstanding Company Warrants, if any by (y) $0.88875.

“Series C Preference Allocable Shares” means the number obtained by dividing (x) the Series C Available Merger Consideration Value by (y) the Parent Common Stock Price.

“Series C Preference Exchange Ratio” means the number obtained by dividing (x) the Series C Preference Allocable Shares by (y) the sum of (i) the aggregate number of shares of Company Series C Preferred Stock issued and outstanding as of immediately prior to the Effective Time plus (ii) the aggregate number of shares of Company Series C Preferred Stock issuable upon exercise of outstanding Company Warrants, if any.

“Series C Preference Available Merger Consideration Value” means (i) the Total Merger Consideration Value minus (ii) the Retention Bonus Plan Payment Value; provided, however, that the Series C Preference Available Merger Consideration shall not exceed the Series C Preference Value.

“Subsidiary” of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation, partnership, joint venture or other legal entity.

“Superior Proposal” shall mean, with respect to Parent or the Company, a bona fide written offer which is not solicited after the date hereof in violation of this Agreement made by any person other than either such party to purchase, in exchange for consideration consisting exclusively of cash or equity securities traded publicly in the U.S. (or a combination thereof), all of the outstanding capital stock of such party, pursuant to a tender or exchange offer, a merger, a consolidation, a recapitalization or otherwise, that (A) is not subject to a financing contingency, and (B) is on terms which such party’s Board of Directors in good faith concludes (after obtaining and taking into account having taken into account the advice of its financial advisors and after taking into account the various legal, financial and regulatory aspects of the proposal and the likelihood and anticipated timing of consummation) are more favorable from a financial point of view to such party’s stockholders (in their capacities as stockholders) than the transactions contemplated by this Agreement (including any revisions hereto).

“Taxes” means (i) any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative, minimum, add-on minimum, sales, use, transfer, registration, ad valorem, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental (including taxes under Section 59A of the Code), customs duties, real property, personal property, capital stock, employment, profits, withholding, disability, intangibles, withholding, social security, unemployment, disability, payroll, license, employee or other tax or levy, of any kind whatsoever, including any interest, penalties, or additions to tax in respect of the foregoing whether disputed or not, (ii) any liability for the payment of amounts referred to in (i) as a result of being a member of any affiliated, consolidated, combined or unitary group, or (iii) any liability for amounts referred to in (i) or (ii) as a result of any obligations to indemnify another person (whether by agreement, applicable law or otherwise) or as a result of being a successor in interest or transferee of another person.

“Tax Returns” means any report, return (including information return), claim for refund, or declarations or statement relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Total Merger Consideration” means (i) the number of shares obtained by multiplying (x) 1.6315789 by (y) the number of Parent Total Fully Diluted Shares (ii) plus or minus the Cash Balance Adjustment (which amount and whether plus or minus shall be determined in accordance with the definition of Cash Balance Adjustment in this Section 9.2).

“Total Merger Consideration Value” means the dollar amount obtained by multiplying (x) the Total Merger Consideration by (y) the Parent Common Stock Price.

9.3 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Defined Term	Section
Agreement	Preamble

Certificate of Merger	Section 1.2

Closing	Section 1.2

Closing Date	Section 1.2

Code	Recitals

Company	Preamble

Company Benefit Plan	Section 4.10(a)

Company Board	Section 4.4(b)

Company Board Approval	Section 4.4(b)

Company By-laws	Section 4.2

Company Certificate	Section 4.2

Company Common Stock	Section 2.1(d)

Company Converted Warrant	Section 2.6

Company Deferred Compensation Plan	Section 4.10(g)

Company Disclosure Schedule	Article IV

Company Financial Advisor	Section 4.21

Company Material Contract	Section 4.13

Company Material Intellectual Property	Section 4.16

Company Minimum Cash Balance	Section 5.15(b)

Company Options	Section 2.5

Company Recommendation	Section 5.4(b)

Company S-1	Section 4.2

Company Series A Preferred Stock	Section 2.1(a)

Company Series B Preferred Stock	Section 2.1(b)

Company Series C Preferred Stock	Section 2.1(c)

Company Stock Option Plans	Section 2.5

Company Stockholder Approval	Section 4.21

Defined Term	Section
Company Stockholders’ Meeting	Section 5.4(b)

Company Termination Fee	Section 7.2(c)

Company Unaudited Financial Statements	Section 4.7(b)

Company Voting Agreement	Recitals

Company Warrants	Section 2.6

Confidentiality Agreement	Section 5.5

Continuing Employees	Section 5.11(c)

Damages	Section 8.2

D&O Insurance	Section 5.12 (b)

Delaware Law	Recitals

Effective Time	Section 1.2

Exchange Agent	Section 2.2(a)

Exchange Fund	Section 2.2(a)

FDA	Section 3.6

FDCA	Section 3.6

Joint Proxy Statement/Prospectus	Section 5.3(a)

Merger	Recitals

Merger Sub	Preamble

Multiemployer Plan	Section 3.10(c)

Outside Date	Section 7.1(b)

Parent	Preamble

Parent Benefit Plan	Section 3.10(a)

Parent Board	Section 3.4(b)

Parent Board Approval	Section 3.4(b)

Parent By-Laws	Section 3.2

Parent Certificate	Section 3.2

Parent Common Stock	Section 2.1(a)

Parent Deferred Compensation Plan	Section 3.10(g)

Parent Disclosure Schedule	Article III

Parent Financial Advisor	Section 3.20

Parent Form 10-K	Section 3.2

Parent Material Contract	Section 3.13

Parent Material Intellectual Property	Section 3.16

Parent Minimum Cash Balance	Section 5.15(a)

Parent Options	Section 3.3(a)

Defined Term	Section
Parent Permits	Section 3.6

Parent Preferred Stock	Section 3.3(a)

Parent Recommendation	Section 5.4(a)

Parent SEC Filings	Section 3.7(a)

Parent Stock Plans	Section 3.3(b)

Parent Stockholder Approval	Section 3.21

Parent Stockholders’ Meeting	Section 5.4(a)

Parent Termination Fee	Section 7.2(b)

Parent Voting Agreement	Recitals

Reasonable Interpretation	Section 3.10(g)

Registration Statement	Section 5.3(a)

Representatives	Section 5.5

Retention Bonus Plan Payment	Section 2.4

Sarbanes-Oxley Act	Section 3.7(d)

Section 16	Section 5.11(b)

Stockholder Representative	Preamble

Surviving Corporation	Recitals

9.4 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

9.6 Entire Agreement. This Agreement (together with the Exhibits, Company Disclosure Schedule and Parent Disclosure Schedule and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

9.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void.

9.8 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.12, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.9 Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

9.10 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in such courts, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by law, in such Federal court, (C) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware State or Federal court and (D) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.11(c).

9.11 Disclosure. The provision of monetary or other quantitative thresholds for disclosure by any party (whether in that party’s disclosure schedule or otherwise) does not and shall not be deemed to create or imply a standard of materiality hereunder.

9.12 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.13 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, without the posting of any bond, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CORGENTECH, INC.

By:	/S/ JOHN P. MCLAUGHLIN
John P. McLaughlin Chief Executive Officer

ELEMENT ACQUISITION CORP.

By:	/S/ JOHN P. MCLAUGHLIN
John P. McLaughlin Chief Executive Officer

ALGORX PHARMACEUTICALS, INC.

By:	/S/ RONALD M. BURCH
Ronald M. Burch, M.D., Ph.D. Chief Executive Officer

STOCKHOLDER REPRESENTATIVE

Signature

Printed Name

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

Annex B

CORGENTECH INC.

VOTING AGREEMENT

This Voting Agreement (the “Agreement”) is made and entered into as of September 23, 2005 between AlgoRx Pharmaceuticals, Inc. a Delaware corporation (“Company”), and the undersigned stockholder (“Holder”) of Corgentech Inc., a Delaware corporation (“Parent”).

RECITALS

Pursuant to an Agreement and Plan of Merger dated as of September 23, 2005 (the “Merger Agreement”) by and among Parent, Element Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Company, Merger Sub is merging with and into Company (the “Merger”) and Company, as the surviving corporation of the Merger, will thereby become a wholly owned subsidiary of Parent. Pursuant the Merger Agreement and a written request from Company, in order to induce Company to enter into the Merger Agreement, Parent has agreed to use its best efforts to solicit the proxy of certain significant stockholders of Parent on behalf of Company, and to cause certain significant stockholders of Parent to execute and deliver to Company Voting Agreements in the form hereof. The Holder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such number of shares of the outstanding Common Stock, $0.001 par value per share, of Parent as is indicated on the final page of this Agreement (the “Shares”).

In consideration of the execution of the Merger Agreement by Company, Holder agrees not to transfer or otherwise dispose of any of the Shares, or any other shares of capital stock of Parent acquired by Holder hereafter and prior to the Expiration Date (as defined below), and agrees to vote the Shares and any other such shares of capital stock of Parent so as to facilitate consummation of the Merger. Terms not defined herein shall have the same meaning as described in the Merger Agreement.

AGREEMENT

The parties agree as follows:

1. Agreement to Retain Shares.

(a) Transfer and Encumbrance. (1) Except as contemplated by the Merger Agreement, and except as provided in Section 1(b) below, during the period beginning on the date hereof and ending on the Expiration Date (as defined below), Holder agrees not to, directly or indirectly, transfer (except as may be specifically required by court order), sell, exchange, tender, pledge, assign, contribute to the capital of any entity, hypothecate or otherwise dispose of (including by merger, consolidation or otherwise by operation of law) or encumber the Shares or any New Shares (each as defined below), or to, directly or indirectly, make any offer or agreement relating thereto, (2) Holder agrees not to, directly or indirectly, grant any proxies or powers of attorney, deposit any of such Holder’s Shares into a voting trust or enter into a voting agreement with respect to any of such Holder’s Shares, or enter into any agreement or arrangement providing for any of the actions described in this clause (2) and (3) Holder agrees not to, directly or indirectly, take any action that could reasonably be expected to have the effect of preventing or disabling Holder from performing Holder’s obligations under this Agreement at any time prior to the Expiration Date. As used herein, the term “Expiration Date” shall mean the earliest to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) the date of termination of the Merger Agreement in accordance with the terms and provisions thereof.

(b) Permitted Transfers. Section 1(a) shall not prohibit a transfer of Shares or New Shares by Holder (i) if Holder is an individual (A) to any member of Holder’s immediate family, or to a trust for the benefit of Holder or any member of Holder’s immediate family, or (B) upon the death of Holder, or (ii) if Holder is a partnership or limited liability company, to one or more partners or members of Holder or to an affiliated Person under common control with Holder; provided, however, that a transfer referred to in clauses (i) and (ii) of this sentence shall be permitted only if, as a precondition to such transfer, the transferee agrees in writing to be bound by all of the terms of this Agreement.

(c) New Shares. Holder agrees that any shares of capital stock of Parent that Holder purchases or with respect to which Holder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date (“New Shares”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

2. Agreement to Vote Shares. At every meeting of the stockholders of Parent called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Parent with respect to any of the following, Holder shall vote the Shares and any New Shares (x) in favor of approval of the issuance of shares in the Merger and any matter that could reasonably be expected to facilitate the Merger, and (y) against (i) any merger, consolidation or other business combination involving the Parent (other than the Merger); (ii) any sale or transfer of a material portion of the rights or other assets of the Parent; (iii) any reorganization, recapitalization, dissolution or liquidation of the Parent; (iv) any change in a majority of the Parent Board; (v) any amendment to the Parent’s certificate of incorporation or bylaws other than the reverse split contemplated in Section 5.10 of the Merger Agreement (the “Reverse Split”); (vi) any material change in the capitalization of the Parent or the Parent’s corporate structure; (vii) any other action that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; or (viii) any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Parent under the Merger Agreement or which could result in any of the conditions to the Parent’s obligations under the Merger Agreement not being fulfilled. This Agreement is intended to bind Holder as a stockholder of the Parent only with respect to the specific matters set forth herein. Except as set forth in this Section 2, Holder shall not be restricted from voting in favor of, against or abstaining with respect to any other matter presented to the stockholders of the Parent.

3. Irrevocable Proxy. Concurrently with the execution of this Agreement, Holder agrees to deliver to Company a proxy in the form attached hereto as Exhibit A (the “Proxy”), which shall be irrevocable to the extent provided in Section 212 of the Delaware General Corporation Law, covering the total number of Shares and New Shares beneficially owned or as to which beneficial ownership is acquired (as such term is defined in Rule 13d-3 under the Exchange Act) by Holder set forth therein.

4. Representations, Warranties and Covenants of Holder. Holder hereby represents, warrants and covenants to Company that:

(a) Authorization. Holder has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy. This Voting Agreement and the Proxy have been duly executed and delivered by Holder and constitute legal, valid and binding obligations of Holder, enforceable against Holder in accordance with their terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) No Conflicts or Consents.

(i) The execution and delivery of this Voting Agreement and the Proxy by Holder do not, and the performance of this Voting Agreement and the Proxy by Holder will not: (i) conflict with or violate any legal requirement or order applicable to Holder or by which Holder or any of Holder’s properties is or may be bound or affected; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or result (with or without notice or lapse of time) in the creation of any encumbrance on any of the Shares pursuant to, any contract to which Holder is a party or by which Holder or any of Holder’s affiliates or properties is or may be bound or affected, the effect or result of which could reasonably be expected to have an adverse affect on the ability of Holder to perform Holder’s obligations under this Voting Agreement.

(ii) The execution and delivery of this Voting Agreement and the Proxy by Holder do not, and the performance of this Voting Agreement and the Proxy by Holder will not, require any consent of any person. The execution and delivery of any additional proxy pursuant to Section 3 with respect to any Shares that are owned beneficially but not of record by Holder do not, and the performance of any such additional proxy will not, require any consent of any person.

(c) Title to Securities. As of the date of this Voting Agreement: (a) Holder holds of record (free and clear of any encumbrances, except for: (i) applicable restrictions on transfer under applicable securities laws and community property laws; and (ii) the restrictions on transfer set forth in Section 2) the number of outstanding shares of Parent common stock and preferred stock set forth under the heading “Shares Owned of Record” on the signature page hereof; (b) Holder holds (free and clear of any Encumbrances, except for: (i) applicable restrictions on transfer under applicable securities laws and community property laws; and (ii) the restrictions on transfer set forth in Section 2) the options, warrants and other rights to acquire shares of Parent common stock and preferred stock set forth under the heading “Options and Other Rights” on the signature page hereof; (c) Holder owns the additional securities of the Parent set forth under the heading “Additional Securities Beneficially Owned” on the signature page hereof; and (d) Holder does not directly or indirectly own any shares of capital stock or other securities of the Parent, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of the Parent, other than the shares and options, warrants and other rights set forth on the signature page hereof.

5. Additional Documents. Holder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Company, to carry out the purpose and intent of this Agreement.

6. Consent and Waiver. Holder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement to which Holder is a party or pursuant to any rights Holder may have.

7. Termination. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

8. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary: (i) Holder makes no agreement or understanding herein in any capacity other than in Holder’s capacity as a record holder and beneficial owner of the Shares, (ii) nothing in this Agreement shall be construed to limit or affect any action or inaction by Holder, or any officer, partner, member or employee, as applicable, of Holder, serving on Parent’s Board of Directors acting in such person’s capacity as a director or fiduciary of Parent, and (iii) Holder shall have no liability to the Company or any its affiliates under this Agreement as a result of any action or inaction by Holder, or any officer, partner, member or employee, as applicable, of Holder, serving on Parent’s Board of Directors acting in such person’s capacity as a director or fiduciary of Parent.

9. Stockholder Information. Holder hereby agrees to permit Parent and Merger Sub to publish and disclose in the Form S-4 Registration Statement and Joint Proxy Statement/Prospectus Holder’s identity and ownership of the Shares and the nature of Holder’s commitments, arrangements and understandings under this Voting Agreement.

10. Miscellaneous.

(a) Amendments and Waivers. Any term of this Agreement may be amended or waived with the written consent of the parties or their respective successors and assigns. Any amendment or waiver effected in accordance with this Section 10(a) shall be binding upon the parties and their respective successors and assigns.

(b) Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

(c) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

(d) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(e) Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or forty-eight (48) hours after being deposited in the regular mail as certified or registered mail (airmail if sent internationally) with postage prepaid, if such notice is addressed to the party to be notified at such party’s address or facsimile number as set forth below, or as subsequently modified by written notice.

(f) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(g) Assignment; Binding Effect; No Third Party Rights. Except as provided herein, neither this Voting Agreement nor any of the interests or obligations hereunder may be assigned or delegated by Holder, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Voting Agreement shall be binding upon Holder and Holder’s heirs, estate, executors and personal representatives and Holder’s successors and assigns, and shall inure to the benefit of Company and its successors and assigns. Without limiting any of the restrictions set forth in Section 1, Section 2 or elsewhere in this Voting Agreement, this Voting Agreement shall be binding upon any person to whom any of the Shares are transferred. Nothing in this Voting Agreement, express or implied, is intended to or shall confer on any person (other than the parties hereto) any rights, benefits or remedies of any nature whatsoever under or by reason of this Voting Agreement.

(h) Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Voting Agreement or the Proxy were not performed in accordance with its specific terms or were otherwise breached. Holder agrees that, in the event of any breach or threatened breach by Holder of any covenant or obligation contained in this Voting Agreement or in the Proxy, Company shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain: (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction restraining such breach or threatened breach. Holder further agrees that neither Company nor any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10(h), and Holder irrevocably waives any right he or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(i) Attorneys’ Fees. If any legal proceeding relating to this Voting Agreement or the enforcement of any provision of this Voting Agreement is brought against Holder, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

(j) Non-Exclusivity. The rights and remedies of Company under this Voting Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative).

(k) Extension; Waiver. Subject to the final two sentences of this Section 10(k), at any time prior to the Expiration Date, any party hereto may: (a) extend the time for the performance of any of the obligations or other acts of the other parties to this Voting Agreement; (b) waive any inaccuracy in or breach of any representation, warranty, covenant or obligation of the other party in this Voting Agreement or in any document delivered pursuant to this Voting Agreement; and (c) waive compliance with any covenant, obligation or condition for the benefit of such party contained in this Voting Agreement. No failure on the part of any party to exercise any power, right, privilege or remedy under this Voting Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Voting Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim available to such party arising out of this Voting Agreement, or any power, right, privilege or remedy of such party under this Voting Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(i) Independence of Obligations. The covenants and obligations of Holder set forth in this Voting Agreement shall be construed as independent of any other contract between Holder, on the one hand, and the Company or Parent, on the other. The existence of any claim or cause of action by Holder against the Company or Parent shall not constitute a defense to the enforcement of any of such covenants or obligations against Holder. Nothing in this Voting Agreement shall limit any of the rights or remedies of Company under the Merger Agreement, or any of the rights or remedies of Company or any of the obligations of Holder under any agreement between Holder and Company (other than the Proxy) or any certificate or instrument executed by Holder in favor of Company (other than the Proxy); and nothing in the Merger Agreement or in any other such agreement, certificate or instrument, shall limit any of the rights or remedies of Company or any of the obligations of Holder under this Voting Agreement.

The parties have caused this Agreement to be duly executed on the date first above written.

PARENT: CORGENTECH INC.

By:
John P. McLaughlin Chief Executive Officer

Address:	650 Gateway Boulevard S. San Francisco, CA 94080

SIGNATURE PAGE TO VOTING AGREEMENT

The parties have caused this Agreement to be duly executed on the date first above written.

HOLDER:

Holder’s Address for Notice:

Shares Owned of Record:

Class of Shares	Number

Options and Other Rights:

Class of Shares	Number

Additional Securities Beneficially Owned:

Class of Shares	Number

SIGNATURE PAGE TO VOTING AGREEMENT

EXHIBIT A

IRREVOCABLE PROXY

TO VOTE STOCK OF

CORGENTECH INC.

The undersigned stockholder of Corgentech Inc., a Delaware corporation (“Parent”), hereby irrevocably (to the full extent permitted by Section 212 of the Delaware General Corporation Law) appoints the members of the Board of Directors of AlgoRx Pharmaceuticals, Inc., a Delaware corporation (“Company”), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Parent that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Parent issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned stockholder of Parent as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned’s execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent permitted by Section 212 of the Delaware General Corporation Law) is granted pursuant to that certain Voting Agreement of even date herewith, by and among Company and the undersigned stockholder (the “Voting Agreement”), and is granted in consideration of Company entering into that certain Agreement and Plan of Merger, of even date herewith, by and among Company, Parent and Element Merger Corp., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Parent (the “Merger Agreement”). The Agreement provides for the merger of Merger Sub with and into Company (the “Merger”). As used herein, the term “Expiration Date” shall mean the earliest to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (ii) the date of termination of the Merger Agreement in accordance with the terms and provisions thereof and (iii) the date on which Parent’s Board of Directors withdraws or modifies in a manner adverse to the Company the Parent Recommendation (as defined in the Merger Agreement) in accordance with the requirements of Section 5.6(b) of the Merger Agreement.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of Parent and in every written consent in lieu of such meeting (x) in favor of approval of the issuance of shares in the Merger and any matter that could reasonably be expected to facilitate the Merger, and (y) against (i) any merger, consolidation or other business combination involving the Parent (other than the Merger); (ii) any sale or transfer of a material portion of the rights or other assets of the Parent; (iii) any reorganization, recapitalization, dissolution or liquidation of the Parent; (iv) any change in a majority of the Parent Board; (v) any amendment to the Parent’s certificate of incorporation or bylaws other than the reverse split contemplated in Section 5.10 of the Merger Agreement (the “Reverse Split”); (vi) any material change in the capitalization of the Parent or the Parent’s corporate structure; (vii) any other action that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; or (viii) any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Parent under the Merger Agreement or which could result in any of the conditions to the Parent’s obligations under the Merger Agreement not being fulfilled. The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).

[SIGNATURE PAGE FOLLOWS]

Dated: , 2005

(Signature of Holder)

(Print Name of Holder)

(Title of Signatory if Holder is an Entity)

Shares Owned of Record:

Class of Shares	Number

Options and Other Rights:

Class of Shares	Number

Additional Securities Beneficially Owned:

Class of Shares	Number

SIGNATURE PAGE TO PROXY

ALGORX PHARMACEUTICALS, INC.

VOTING AGREEMENT

This Voting Agreement (the “Agreement”) is made and entered into as of September 23, 2005 between Corgentech Inc. a Delaware corporation (“Parent”) and the undersigned stockholder (“Holder”) of AlgoRx Pharmaceuticals, Inc., a Delaware corporation (“Company”).

RECITALS

Pursuant to an Agreement and Plan of Merger dated as of September 23, 2005 (the “Merger Agreement”) by and among Parent, Element Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Company, Merger Sub is merging with and into Company (the “Merger”) and Company, as the surviving corporation of the Merger, will thereby become a wholly owned subsidiary of Parent. Pursuant the Merger Agreement and a written request from Parent, in order to induce Parent to enter into the Merger Agreement, Company has agreed to use its best efforts to solicit the proxy of certain significant stockholders of Company on behalf of Parent, and to cause certain significant stockholders of Company to execute and deliver to Parent Voting Agreements in the form hereof. The Holder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such number of shares of the outstanding Common Stock and/or Preferred Stock of Company as is indicated on the final page of this Agreement (the “Shares”).

In consideration of the execution of the Merger Agreement by Parent, Holder agrees not to transfer or otherwise dispose of any of the Shares, or any other shares of capital stock of Company acquired by Holder hereafter and prior to the Expiration Date (as defined below), and agrees to vote the Shares and any other such shares of capital stock of Company so as to facilitate consummation of the Merger. Terms not defined herein shall have the same meaning as described in the Merger Agreement.

AGREEMENT

The parties agree as follows:

1. Agreement to Retain Shares.

(a) Transfer and Encumbrance. (1) Except as contemplated by the Merger Agreement, and except as provided in Section 1(b) below, during the period beginning on the date hereof and ending on the Expiration Date (as defined below), Holder agrees not to, directly or indirectly, transfer (except as may be specifically required by court order), sell, exchange, tender, pledge, assign, contribute to the capital of any entity, hypothecate or otherwise dispose of (including by merger, consolidation or otherwise by operation of law) or encumber the Shares or any New Shares (each as defined below), or to, directly or indirectly, make any offer or agreement relating thereto, (2) Holder agrees not to, directly or indirectly, grant any proxies or powers of attorney, deposit any of such Holder’s Shares into a voting trust or enter into a voting agreement with respect to any of such Holder’s Shares, or enter into any agreement or arrangement providing for any of the actions described in this clause (2) and (3) Holder agrees not to, directly or indirectly, take any action that could reasonably be expected to have the effect of preventing or disabling Holder from performing Holder’s obligations under this Agreement at any time prior to the Expiration Date. As used herein, the term “Expiration Date” shall mean the earliest to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) the date of termination of the Merger Agreement in accordance with the terms and provisions thereof. [Entities affiliated with JP Morgan Only][Notwithstanding anything to the contrary contained in this Section 1(a), if a Voting Release Event (as defined below) occurs, Holder’s obligation to vote in the manner set forth Section 2 shall not apply to the Shares held by Holder. A “Voting Release Event” shall be deemed to have occurred if a Superior Proposal is received by the Company and the Company Recommendation has been withdrawn as a result of such Superior Proposal, as set forth and in compliance with the Merger Agreement.]

(b) Permitted Transfers. Section 1(a) shall not prohibit a transfer of Shares or New Shares by Holder (i) if Holder is an individual (A) to any member of Holder’s immediate family, or to a trust for the benefit of Holder or any member of Holder’s immediate family, or (B) upon the death of Holder, or (ii) if Holder is a partnership or limited liability company, to one or more partners or members of Holder or to an affiliated Person under common control with Holder; provided, however, that a transfer referred to in clauses (i) and (ii) of this sentence shall be permitted only if, as a precondition to such transfer, the transferee agrees in writing to be bound by all of the terms of this Agreement.

(c) New Shares. Holder agrees that any shares of capital stock of Company that Holder purchases or with respect to which Holder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date (“New Shares”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

2. Agreement to Vote Shares. At every meeting of the stockholders of Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Company with respect to any of the following, Holder shall vote the Shares and any New Shares (x) in favor of approval of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger, and (y) against (i) any merger, consolidation or other business combination involving the Company (other than the Merger); (ii) any sale or transfer of a material portion of the rights or other assets of the Company; (iii) any reorganization, recapitalization, dissolution or liquidation of the Company; (iv) any change in a majority of the Company Board; (v) any amendment to the Company’s Certificate or bylaws; (vi) any material change in the capitalization of the Company or the Company’s corporate structure; (vii) any other action that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; or (viii) any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled. This Agreement is intended to bind Holder as a stockholder of the Company only with respect to the specific matters set forth herein. Except as set forth in this Section 2, Holder shall not be restricted from voting in favor of, against or abstaining with respect to any other matter presented to the stockholders of the Company.

3. Irrevocable Proxy. Concurrently with the execution of this Agreement, Holder agrees to deliver to Parent a proxy in the form attached hereto as Exhibit A (the “Proxy”), which shall be irrevocable to the extent provided in Section 212 of the Delaware General Corporation Law, covering the total number of Shares and New Shares beneficially owned or as to which beneficial ownership is acquired (as such term is defined in Rule 13d-3 under the Exchange Act) by Holder set forth therein.

4. Representations, Warranties and Covenants of Holder. Holder hereby represents, warrants and covenants to Parent that:

(a) Authorization. Holder has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy. This Voting Agreement and the Proxy have been duly executed and delivered by Holder and constitute legal, valid and binding obligations of Holder, enforceable against Holder in accordance with their terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) No Conflicts or Consents.

(i) The execution and delivery of this Voting Agreement and the Proxy by Holder do not, and the performance of this Voting Agreement and the Proxy by Holder will not: (i) conflict with or violate any legal requirement or order applicable to Holder or by which Holder or any of Holder’s properties is or may be bound or affected; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or result (with or without notice or lapse of time) in the creation of any encumbrance on any of the Shares pursuant to, any contract to which Holder is a party or by which Holder or any of Holder’s affiliates or properties is or may be bound or affected, the effect or result of which could reasonably be expected to have an adverse affect on the ability of Holder to perform Holder’s obligations under this Voting Agreement.

(ii) The execution and delivery of this Voting Agreement and the Proxy by Holder do not, and the performance of this Voting Agreement and the Proxy by Holder will not, require any consent of any person. The execution and delivery of any additional proxy pursuant to Section 3 with respect to any Shares that are owned beneficially but not of record by Holder do not, and the performance of any such additional proxy will not, require any consent of any person.

(c) Title to Securities. As of the date of this Voting Agreement: (a) Holder holds of record (free and clear of any encumbrances, except for: (i) applicable restrictions on transfer under applicable securities laws and community property laws; and (ii) the restrictions on transfer set forth in Section 2) the number of outstanding shares of Company common stock and preferred stock set forth under the heading “Shares Owned of Record” on the signature page hereof; (b) Holder holds (free and clear of any Encumbrances, except for: (i) applicable restrictions on transfer under applicable securities laws and community property laws; and (ii) the restrictions on transfer set forth in Section 2) the options, warrants and other rights to acquire shares of Company common stock and preferred stock set forth under the heading “Options and Other Rights” on the signature page hereof; (c) Holder owns the additional securities of the Company set forth under the heading “Additional Securities Beneficially Owned” on the signature page hereof; and (d) Holder does not directly or indirectly own any shares of capital stock or other securities of the Company, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of the Company, other than the shares and options, warrants and other rights set forth on the signature page hereof.

5. Additional Documents. Holder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent, to carry out the purpose and intent of this Agreement.

6. Consent and Waiver. Holder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement to which Holder is a party or pursuant to any rights Holder may have.

7. Termination. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

8. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary: (i) Holder makes no agreement or understanding herein in any capacity other than in Holder’s capacity as a record holder and beneficial owner of the Shares, (ii) nothing in this Agreement shall be construed to limit or affect any action or inaction by Holder, or any officer, partner, member or employee, as applicable, of Holder, serving on Company’s Board of Directors acting in such person’s capacity as a director or fiduciary of Company, and (iii) Holder shall have no liability to the Parent or any its affiliates under this Agreement as a result of any action or inaction by Holder, or any officer, partner, member or employee, as applicable, of Holder, serving on Company’s Board of Directors acting in such person’s capacity as a director or fiduciary of Company.

9. Stockholder Information. Holder hereby agrees to permit the Company, Parent and Merger Sub to publish and disclose in the Form S-4 Registration Statement and Joint Proxy Statement/Prospectus Holder’s identity and ownership of the Shares and the nature of Holder’s commitments, arrangements and understandings under this Voting Agreement.

10. Miscellaneous.

(a) Amendments and Waivers. Any term of this Agreement may be amended or waived with the written consent of the parties or their respective successors and assigns. Any amendment or waiver effected in accordance with this Section 10(a) shall be binding upon the parties and their respective successors and assigns.

(b) Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

(c) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

(d) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(e) Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or forty-eight (48) hours after being deposited in the regular mail as certified or registered mail (airmail if sent internationally) with postage prepaid, if such notice is addressed to the party to be notified at such party’s address or facsimile number as set forth below, or as subsequently modified by written notice.

(f) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(g) Assignment; Binding Effect; No Third Party Rights. Except as provided herein, neither this Voting Agreement nor any of the interests or obligations hereunder may be assigned or delegated by Holder, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Voting Agreement shall be binding upon Holder and Holder’s heirs, estate, executors and personal representatives and Holder’s successors and assigns, and shall inure to the benefit of Parent and its successors and assigns. Without limiting any of the restrictions set forth in Section 1, Section 2 or elsewhere in this Voting Agreement, this Voting Agreement shall be binding upon any person to whom any of the Shares are transferred. Nothing in this Voting Agreement, express or implied, is intended to or shall confer on any person (other than the parties hereto) any rights, benefits or remedies of any nature whatsoever under or by reason of this Voting Agreement.

(h) Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Voting Agreement or the Proxy were not performed in accordance with its specific terms or were otherwise breached. Holder agrees that, in the event of any breach or threatened breach by Holder of any covenant or obligation contained in this Voting Agreement or in the Proxy, Parent shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain: (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction restraining such breach or threatened breach. Holder further agrees that neither Parent nor any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10(h), and Holder irrevocably waives any right he or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(i) Attorneys’ Fees. If any legal proceeding relating to this Voting Agreement or the enforcement of any provision of this Voting Agreement is brought against Holder, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

(j) Non-Exclusivity. The rights and remedies of Parent under this Voting Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative).

(k) Extension; Waiver. Subject to the final two sentences of this Section 10(k), at any time prior to the Expiration Date, any party hereto may: (a) extend the time for the performance of any of the obligations or other acts of the other parties to this Voting Agreement; (b) waive any inaccuracy in or breach of any representation, warranty, covenant or obligation of the other party in this Voting Agreement or in any document delivered pursuant to this Voting Agreement; and (c) waive compliance with any covenant, obligation or condition for the benefit of such party contained in this Voting Agreement. No failure on the part of any party to exercise any power, right, privilege or remedy under this Voting Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Voting Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim available to such party arising out of this Voting Agreement, or any power, right, privilege or remedy of such party under this Voting Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(i) Independence of Obligations. The covenants and obligations of Holder set forth in this Voting Agreement shall be construed as independent of any other contract between Holder, on the one hand, and the Company or Parent, on the other. The existence of any claim or cause of action by Holder against the Company or Parent shall not constitute a defense to the enforcement of any of such covenants or obligations against Holder. Nothing in this Voting Agreement shall limit any of the rights or remedies of Parent under the Merger Agreement, or any of the rights or remedies of Parent or any of the obligations of Holder under any agreement between Holder and Parent (other than the Proxy) or any certificate or instrument executed by Holder in favor of Parent (other than the Proxy); and nothing in the Merger Agreement or in any other such agreement, certificate or instrument, shall limit any of the rights or remedies of Parent or any of the obligations of Holder under this Voting Agreement.

The parties have caused this Agreement to be duly executed on the date first above written.

PARENT: Corgentech Inc.

By:

Name:

Title:

Address:
HOLDER

By:

Name:

Title:

Holder Name (if entity):

Holder’s Address for Notice:

Shares Owned of Record:

Class of Shares	Number

Options and Other Rights:

Class of Shares	Number

Additional Securities Beneficially Owned:

Class of Shares	Number

SIGNATURE PAGE TO VOTING AGREEMENT

EXHIBIT A

IRREVOCABLE PROXY

TO VOTE STOCK OF

ALGORX PHARMACEUTICALS, INC.

The undersigned stockholder of AlgoRx Pharmaceuticals, Inc., a Delaware corporation (“Company”), hereby irrevocably (to the full extent permitted by Section 212 of the Delaware General Corporation Law) appoints the members of the Board of Directors of Corgentech Inc., a Delaware corporation (“Parent”), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned stockholder of Company as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned’s execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent permitted by Section 212 of the Delaware General Corporation Law) is granted pursuant to that certain Voting Agreement of even date herewith, by and among Parent and the undersigned stockholder (the “Voting Agreement”), and is granted in consideration of Parent entering into that certain Agreement and Plan of Merger, of even date herewith, by and among Company, Parent and Element Merger Corp., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Parent (the “Merger Agreement”). The Agreement provides for the merger of Merger Sub with and into Company (the “Merger”). As used herein, the term “Expiration Date” shall mean the earliest to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (ii) the date of termination of the Merger Agreement in accordance with the terms and provisions thereof and (iii) the date on which Company’s Board of Directors withdraws or modifies in a manner adverse to the Parent the Company Recommendation (as defined in the Merger Agreement) in accordance with the requirements of Section 5.6(b) of the Merger Agreement.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of Company and in every written consent in lieu of such meeting (x) in favor of approval of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger, and (y) against (i) any merger, consolidation or other business combination involving the Company (other than the Merger); (ii) any sale or transfer of a material portion of the rights or other assets of the Company; (iii) any reorganization, recapitalization, dissolution or liquidation of the Company; (iv) any change in a majority of the Company Board; (v) any amendment to the Company’s Certificate or bylaws; (vi) any material change in the capitalization of the Company or the Company’s corporate structure; (vii) any other action that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; or (viii) any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled.

The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

[Entities affiliated with JP Morgan Only][This Proxy shall be null and void if a Voting Release Event occurs. A “Voting Release Event” shall be deemed to have occurred if a Superior Proposal (as defined in the Merger Agreement) is received by the Company and the Company Recommendation (as defined in the Merger Agreement) has been withdrawn as a result of such Superior Proposal, as set forth and in compliance with the Merger Agreement.]

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).

[SIGNATURE PAGE FOLLOWS]

Dated: , 2005

(Signature of Holder)

(Print Name of Holder)

(Title of Signatory if Holder is an Entity)

Shares Owned of Record:

Class of Shares	Number

Options and Other Rights:

Class of Shares	Number

Additional Securities Beneficially Owned:

Class of Shares	Number

SIGNATURE PAGE TO PROXY

Annex C

September 23, 2005

Personal and Confidential

The Board of Directors

Corgentech Inc.

650 Gateway Boulevard

South San Francisco, CA 94080

Members of the Board:

Pursuant to the Agreement and Plan of Merger, dated as of September 23, 2005 (the “Agreement”), among Corgentech Inc. (“Corgentech”), AlgoRx Pharmaceuticals, Inc. (“AlgoRx”), and Element Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Corgentech (“Merger Sub”), you have requested our opinion as to the fairness, from a financial point of view, to Corgentech of the Total Merger Consideration (as defined below) to be paid to the holders of the capital stock of AlgoRx pursuant to the Agreement.

The Agreement provides, among other things, for the merger (the “Merger”) of Merger Sub with and into AlgoRx, as a result of which AlgoRx will become a wholly-owned subsidiary of Corgentech. As set forth more fully in the Agreement, in connection with the Merger, the outstanding shares of the capital stock of AlgoRx will be converted into the right to receive, in aggregate, a number of shares of Corgentech common stock equal to the sum of (i) the product obtained by multiplying (x) 1.6315789 by (y) the number of Parent Fully Diluted Shares (as defined in the Agreement), and (ii) plus or minus, as applicable, the Cash Balance Adjustment (as defined in the Agreement) (the “Total Merger Consideration”). The Agreement provides for the allocation of the Total Merger Consideration among the classes and series of capital stock of AlgoRx. We express no opinion regarding such allocation of the Total Merger Consideration. The terms and conditions of the Merger are more fully set forth in the Agreement.

We have acted as financial advisor to Corgentech in connection with the Merger and will receive a fee from Corgentech, a substantial portion of which is contingent upon the consummation of the Merger. We will also receive a fee from Corgentech for providing this opinion, which will be credited against the fee for financial advisory services. This opinion fee is not contingent upon the consummation of the Merger. Corgentech has also agreed to indemnify us against certain liabilities in connection with our services and to reimburse us for certain expenses in connection with our services. In the ordinary course of our business, we and our affiliates may actively trade securities of Corgentech for our own account or the accounts of our customers and, accordingly, we may at any time hold a long or short position in such securities.

In arriving at our opinion, we have undertaken such review, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. We have reviewed: (i) the financial terms of the Agreement; (ii) certain publicly available financial, business and operating information related to Corgentech and AlgoRx, respectively; (iii) certain internal financial, operating and other data with respect to AlgoRx prepared and furnished to us by the management of AlgoRx; (iv) certain internal financial projections for AlgoRx, which were prepared for financial planning purposes and furnished to us by the management of AlgoRx; (v) certain internal financial, operating and other data with respect to Corgentech prepared and furnished to us by the management of Corgentech; (vi) certain internal financial projections for Corgentech and AlgoRx, which were prepared for financial planning purposes and furnished to us by the management of Corgentech; (vii) certain financial, market performance and other data of certain other public companies that we deemed relevant; (viii) the financial terms, to the extent publicly available, of certain merger transactions that we deemed relevant; (ix) the reported prices and trading activity for Corgentech common stock; (x) certain pro forma effects of the merger provided by the management of Corgentech, and (xi) other information, financial studies, analyses and investigations and other factors that we deemed relevant for purposes of our opinion. We have also conducted discussions with members of the senior management of Corgentech and AlgoRx concerning the financial condition, historical and current operating results, business and prospects for Corgentech and AlgoRx on a stand-alone basis and on a combined basis following the Merger.

We have relied upon and assumed the accuracy, completeness and fairness of the financial, accounting and other information provided to us by Corgentech and AlgoRx or otherwise made available to us, and have not assumed responsibility independently to verify such information. Each of Corgentech and AlgoRx has advised us that they do not publicly disclose internal financial information of the type provided to us and that such information was prepared for financial planning purposes and not with the expectation of public disclosure. We have further relied upon the assurances of the management of Corgentech and AlgoRx that the information provided has been prepared on a reasonable basis in accordance with industry practice, and, with respect to financial forecasts, projections and other estimates and business outlook information, reflects the best currently available estimates and judgments of the management of Corgentech and AlgoRx, is based on reasonable assumptions and that there is not (and the management of Corgentech and AlgoRx are not aware of) any information or facts that would make the information provided to us incomplete or misleading. We express no opinion as to such financial forecasts, projections and other estimates and business outlook information or the assumptions on which they are based. In arriving at our opinion, we have relied upon Corgentech’s estimates relating to certain strategic, financial and operational benefits from the Merger and have assumed that such benefits will be realized at the times and in the amounts specified by Corgentech. We have relied, with your consent, on advice of the outside counsel and the independent accountants to Corgentech and AlgoRx, and on the assumptions of the management of Corgentech and AlgoRx, as to all accounting, legal, regulatory, intellectual property, tax and financial reporting matters with respect to Corgentech, AlgoRx and the Agreement. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that neither Corgentech nor AlgoRx is party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, divestiture or spin-off other than the Merger.

We have assumed the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto and with full satisfaction of all covenants and conditions without any waiver thereof. Without limiting the foregoing, we have assumed (i) that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended, (ii) that the shares of Corgentech common stock to be issued in the Merger to the stockholders of AlgoRx will be listed on the NASDAQ National Market, and (iii) that AlgoRx has, or will obtain, sufficient financing to maintain its current operations through the closing of the Merger. In arriving at our opinion, we have assumed that all necessary regulatory approvals and consents required for the Merger will be obtained in a manner (x) that will not result in the disposition of any material portion of the assets of Corgentech or AlgoRx, or otherwise adversely affect Corgentech or AlgoRx or the estimated benefits expected to be derived in the proposed Merger, and (y) that will not affect the terms of the Merger. We express no opinion regarding whether the necessary approvals or other conditions to the consummation of the Merger will be obtained or satisfied.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Corgentech or AlgoRx, and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of any entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Corgentech, AlgoRx or any of their respective affiliates is a party or may be subject, and at the direction of Corgentech and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the prices at which shares of Corgentech or AlgoRx common stock may trade following announcement of the Merger or at any future time. We have not agreed or undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

This opinion is solely for the benefit and use of the Board of Directors of Corgentech in connection with its consideration of the Merger and may not be relied upon by any other person. This opinion is not intended to be and does not constitute a recommendation to any stockholder of Corgentech as to how such stockholder should vote or otherwise act with respect to the Merger, and should not be relied upon by any stockholder as such.

This opinion addresses solely the fairness, from a financial point of view, to Corgentech of the proposed Total Merger Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Merger.

We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Merger, the merits of the Merger relative to any alternative transaction or business strategy that may be available to Corgentech. This opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Total Merger Consideration proposed to be paid by Corgentech as specified in the Agreement is fair, from a financial point of view, to Corgentech as of the date hereof.

Sincerely,

PIPER JAFFRAY & CO.

Annex D

September 22, 2005

The Merger & Acquisition Committee of AlgoRx Pharmaceuticals, Inc.

500 Plaza Drive

Secaucus, NJ 07094

Dear Members of the Merger & Acquisition Committee:

We understand that the AlgoRx Pharmaceuticals, Inc. (“AlgoRx” or the “Company”) is contemplating entering into an agreement in which it would be acquired by Corgentech Inc., a publicly held company (the “Acquiror”). The consideration for the sale will be an exchange of Company stock for common stock of the Acquiror. Such transaction is referred to herein as the “Transaction.”

You have requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Merger & Acquisition Committee (the “Committee”) of the Company as to whether, as of the date hereof, the Total Merger Consideration to be received pursuant to the Transaction (as defined in the Draft Merger Agreement) is fair from a financial point of view to the Company’s stockholders.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the Company’s audited consolidated financial statements for the three years ended December 31, 2004 and unaudited financial statements for the period ended June 30, 2005, which the Company’s management has identified as the most current information available;

2.	reviewed forecasts and projections prepared by the Company’s management with respect to the Company for the fiscal years ended December 31, 2005 through 2017;

3.	met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company;

4.	reviewed copies of the following documents and materials:

•	Presentations by Lazard to the Board of Directors dated June 22, 2005; July 2005; August 2, 2005; September 6, 2005; and September 13, 2005;

•	AlgoRx Management Presentation dated August 2005;

•	Draft Merger Agreement, dated September 20, 2005 (the “Draft Merger Agreement”);

•	AlgoRx S-1 filing, dated November 24, 2004;

•	Third Amended and Restated Certificate of Incorporation, as amended

•	Retention Bonus Plan, dated July 20, 2005.

5.	reviewed the historical market prices and trading volume for Corgentech’s publicly traded securities for the past two years and those of certain publicly traded companies which we deemed relevant;

6.	reviewed other publicly available financial data for certain companies that we deem comparable to the Company; and

7.	conducted such other financial studies, analyses and investigations, as we have deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information (including, without limitation, the financial forecasts and projections) furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, we have relied upon and assumed, without independent verification, that the financial forecasts and projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial results and condition of the Company, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements provided to us, except as you have disclosed to us and is listed on the disclosure schedules to the Draft Merger Agreement and that there is no information or facts that would make the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in item 4 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements provided to us, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise), except as described and specifically provided for in the Draft Merger Agreement. We have also relied upon and assumed, without independent verification, that all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed that would have an adverse effect on the Company, or the expected benefits of the Transaction. In addition, we have relied upon and assumed, without independent verification, that the final forms of the draft agreements identified in item 4 above will not differ in any material respect from the drafts identified in said item.

Furthermore, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or Corgentech, nor were we provided with any such appraisal or evaluation. We have not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Committee or the Board of Directors with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. We have not considered, nor are we expressing any opinion herein with respect to, the prices at which the common stock of Corgentech has traded or may trade subsequent to the disclosure or consummation of the Transaction.

This Opinion is furnished for the use and benefit of the Committee in connection with their consideration of the Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent.

This Opinion is not intended to be, and does not constitute, a recommendation to any security holder as to how such security holder should vote with respect to the Transaction.

We have not been requested to opine as to, and this Opinion does not address: (i) the underlying business decision of the Committee, the Company, security holders or any other party to proceed with or effect the Transaction, (ii) the fairness of any portion or aspect of the Transaction not expressly addressed in this Opinion, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or any other party other than those set forth in this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage, (v) the tax or legal consequences of the Transaction to either the Company, its security holders, or any other party, or (vi) the fairness of any portion or aspect of the Transaction to any one class of the Company’s security holders vis-à-vis any other class of the Company’s security holders. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Total Merger Consideration to be received pursuant to the Transaction (as defined in the Draft Merger Agreement) is fair from a financial point of view to the Company’s stockholders.

/s/    HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

Annex E

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CORGENTECH INC.

CORGENTECH INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: The name of the corporation is Corgentech Inc. (the “Company”).

SECOND: The original name of this corporation is Caber Corporation and the date of filing the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware is January 19, 1999.

THIRD: The Board of Directors of the Company, acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending its Amended and Restated Certificate of Incorporation as follows:

1. Article IV(A) of the Amended and Restated Certificate of Incorporation of the Company is hereby amended to read in full as follows:

“A. The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is one hundred five million (105,000,000) shares, one hundred million (100,000,000) shares of which shall be Common Stock (the “Common Stock”) and five million (5,000,000) shares of which shall be Preferred Stock (the “Preferred Stock”). The Preferred Stock shall have a par value of one tenth of one cent per share ($0.001) and the Common Stock shall have a par value of one tenth of one cent per share ($0.001). Effective as of                      on the date this Certificate of Amendment of Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, every four (4) outstanding shares of Common Stock of the Company shall automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock of the Company. No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock shall be entitled to receive cash for such holder’s fractional share based upon the closing sales price of the Company’s Common Stock as reported on The Nasdaq National Market as of the date this Certificate of Amendment of Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware.”

FOURTH: Thereafter, pursuant to a resolution by the Board of Directors, this Certificate of Amendment of Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Company for their approval in accordance with the provisions of Section 228 and 242 of the DGCL. Accordingly, said proposed amendment has been adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, Corgentech Inc. has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer this      day of                     , 2005.

Corgentech Inc.

By:
John P. McLaughlin Chief Executive Officer

Annex H

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex I

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K/A

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

COMMISSION FILE NO. 000-50573

CORGENTECH INC.

(Exact Name of Registrant as specified in its Charter)

Delaware	77-0503399
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

650 Gateway Boulevard

South San Francisco, California 94080

(650) 624-9600

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Common Stock $.001 Par Value Per Share

(Title of Class)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K/A or any amendment to this Form 10-K/A.    ☒

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).    Yes ☐    No ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant based upon the closing price of the common stock listed on the Nasdaq National Market on June 30, 2004 was $166,641,209, based on a closing price of $16.12 per share, excluding 17,390,539 shares of the Registrant’s common stock held by current executive officers, directors and stockholders whose ownership exceeds 5 percent of the common stock outstanding as of such date. Exclusion of such shares should not be construed to indicate that any such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the Registrant or that such person is controlled by or under common control with the Registrant.

The total number of shares outstanding of the Registrant’s common stock as of February 28, 2005 was 28,080,033.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant’s Definitive Proxy Statement, to be filed with the Commission pursuant to Regulation 14A in connection with the 2005 Annual Meeting of Stockholders, are incorporated herein by reference into Part III of this Annual Report on Form 10-K/A.

Certain exhibits are incorporated herein by reference into Part IV of this Annual Report on Form 10-K/A.

EXPLANATORY NOTE

This Annual Report on Form 10-K/A amends our Annual Report on Form 10-K, which was submitted erroneously to the Securities and Exchange Commission by our third-party printer on March 21, 2005. The Annual Report on Form 10-K filed on March 22, 2005 contained a signed Report of Independent Registered Public Accounting Firm, dated January 25, 2005, except for Note 11 as to which the date is March 11, 2005 on page 55 and a signed consent filed as Exhibit 23.1, dated as of March 21, 2005. Such Report of Independent Registered Public Accounting Firm and consent had not been signed or issued and were submitted in error to the Securities and Exchange Commission by our third-party printer. The issuance date of the Report of Independent Registered Accounting Firm, dated January 25, 2005, except for Note 11 as to which the date is March 11, 2005 and consent filed with this Annual Report on Form 10-K/A is March 23, 2005. This Annual Report on Form 10-K/A corrects:

•	the additional number of shares reserved for issuance under our 2003 Equity Incentive Plan and 2003 Non-Employee Directors’ Stock Option Plan during the year ended December 31, 2004 from 2,677,726 to 1,200,000 on page 79;

•	the number of shares reserved for issuance of stock options under our 2003 Equity Incentive Plan and 2003 Non-Employee Directors’ Stock Option Plan from 4,249,313 to 2,771,587 and the total number of shares reserved for future issuances from 4,632,266 to 3,154,540 on pages 78 and 81, respectively; and

•	the number of shares available for grant at December 31, 2004 under our 2003 Equity Incentive Plan and 2003 Non-Employee Directors’ Stock Option Plan from 1,607,990 to 130,264 on page 79.

PART I

Forward-Looking Statements

This Annual Report on Form 10-K/A, including particularly the sections entitled “Business Risks,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the “safe harbor” created by those sections. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “continue,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” “will,” or the negative of these terms or other comparable terminology. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this Annual Report on Form 10-K/A’s is filed with the Securities and Exchange Commission.

Item 1. Business

Overview

Corgentech is creating a pipeline of novel therapeutics based on our proprietary transcription factor decoy, or TF decoy, technology. We evaluated our lead product candidate, E2F Decoy, a combination drug and delivery device, in two Phase 3 clinical trials during 2004 for the prevention of vein graft failure. The first of the two Phase 3 trials, called PREVENT III, which evaluated E2F Decoy in patients undergoing peripheral bypass graft surgeries (in the leg), did not meet its primary or secondary endpoints. The second of the two Phase 3 trials, called PREVENT IV, is evaluating patients undergoing coronary artery bypass graft, or CABG, surgeries. We and our collaboration partner, Bristol-Myers Squibb Company, or BMS, are planning to meet by the end of March 2005 with the Food and Drug Administration, or FDA, prior to unblinding the data from PREVENT IV. Whether we unblind and announce our PREVENT IV data prior to the end of March, as was previously anticipated, will depend on the timing and results of our meeting with the FDA. We are also developing E2F Decoy for the prevention of arterio-venous, or AV, graft failure and completed enrollment of a Phase 1/2 clinical trial for this indication in late 2004. E2F Decoy has received Fast Track designation from the U.S. Food and Drug Administration, or FDA, for both the prevention of vein graft failure and AV graft failure. In October 2003, we entered into a worldwide collaborative agreement with BMS for the development and commercialization of E2F Decoy for all indications. We have an additional TF Decoy in clinical development for the treatment of eczema and preclinical development for the treatment of other inflammatory diseases and an additional TF decoy in pre-clinical development for the treatment of cancer. In January 2005, we announced the filing of an investigational new drug application, or IND, with the FDA to begin a Phase 1/2, 75-patient clinical trial of NF-kB Decoy for atopic dermatitis, also known as eczema. This is the first of two Phase 1/2 trials to be initiated. Our second trial will be conducted outside the United States and is expected to be initiated in the first half of 2005 in a similar-size patient population.

We are focused on the discovery, development and commercialization of a new class of therapeutics called transcription factor decoys. Our TF decoys are synthetically manufactured short strands of DNA that specifically bind to and block the activity of their target transcription factors. Transcription factors are specialized DNA-binding proteins and are widely recognized as excellent therapeutic targets because they control gene expression and biological processes. Because abnormal gene expression is a fundamental cause of many diseases, controlling the regulators, the transcription factors, offers an attractive therapeutic approach. We believe that TF decoys may offer advantages over existing therapeutic approaches because a single TF decoy can target multiple genes involved in a specific disease process. We are focused on TF decoys initially for the treatment of cardiovascular disease, inflammatory disease, such as eczema, and cancer.

As part of our collaboration with BMS, we retain the right to co-promote E2F Decoy in the United States, and we intend to build a specialty sales force with BMS to support the sales of E2F Decoy in the United States. Because E2F Decoy will be used by physicians in a relatively concentrated market, we believe this market can be effectively covered with a specialty sales force of approximately 50 to 65 representatives. We will share 50 percent of the profits or losses from the sale of E2F Decoy in the United States and will receive royalties on all E2F Decoy sales outside of the United States. We have retained the commercialization rights to our other product candidates.

Scientific Background

Transcription Factors Regulate Gene Expression

The human genome is the complete set of DNA-encoded instructions that serves as the blueprint for all cellular structures and activities. The human genome is estimated to comprise approximately 30,000 genes. Genes are segments of DNA with specific sequences that direct the production of proteins which carry out critical biological functions.

The protein-coding instructions from genes are not transmitted directly from DNA to proteins. Instead, the information is transmitted indirectly through messenger RNA, or mRNA. mRNA is a transient intermediary molecule similar to a single strand of DNA that serves as the template for protein production. mRNA is produced in a highly regulated and essential process called transcription. Transcription plays a central role in gene expression and therefore represents an attractive control point for regulating the expression of genes.

Transcription factors regulate gene expression by recognizing and binding to short stretches of a specific DNA sequence in the regulatory region of genes and controlling the transcription of RNA. Some transcription factors selectively regulate one or a few genes, whereas other transcription factors act more like master switches that activate multiple genes in a functional pathway. A set of genes activated by a single transcription factor share a similar DNA sequence called a transcription factor consensus sequence in their regulatory region. When a transcription factor is activated, it interacts with a specific binding site in its target genes, thereby initiating expression of an entire set of genes. Hundreds of transcription factors have been identified and characterized to date. There are estimated to be approximately 2,000 human transcription factors.

Gene Expression in Disease

The human body is made up of specialized cells that perform different functions. Every cell in the body possesses approximately 30,000 genes that constitute the human genome. However, different subsets of genes are activated or turned on in different cell types, depending on the specific function of that cell type. In other words, the function or activity of a cell is controlled by the regulation of the expression of specific genes in that cell. Tight control of gene expression is paramount for the normal function of cells. Inappropriate gene activation, resulting in overexpression or underexpression of a protein or group of proteins, is an underlying cause of many diseases.

TF Decoys: A New Class of Therapeutics

We have developed a novel and proprietary method for regulating gene expression through the inhibition of specific transcription factors. Our core technology involves the delivery of small strands of synthetically manufactured DNA called TF decoys as therapeutic agents. TF decoys mimic the binding site of the transcription factor. As a result, the transcription factor binds to the TF decoy, thereby preventing the transcription factor from binding to and activating the genes it regulates.

We have developed a proprietary method for the highly efficient delivery of TF decoys into cells and tissues without the use of potentially hazardous substances, using controlled uniform pressure. The delivery of these TF decoys can be adjusted by controlling three variables: pressure, duration of treatment and concentration of TF decoy. Our tests have demonstrated that we are able to deliver TF decoys to approximately 90 percent of the cells and tissues treated at a modest pressure of six pounds per square inch for 10 minutes.

We believe that pressure treatment is a safe and highly effective method for delivery of TF decoys into cells; however, alternative delivery methods will expand the potential therapeutic indications for which TF decoys can be utilized. For use with future TF decoys, we are evaluating a number of different delivery technologies including several that rely upon peptides. The peptides are chemically linked to TF decoys, actively transporting the TF decoy and peptide constructs into the cell. In September 2004, we licensed a novel peptide delivery system from Cyclacel Limited, or Cyclacel, for potential use in assisting in the systemic delivery of TF Decoys. The license grants Corgentech use of Cyclacel’s proprietary Penetratin delivery technology with TF Decoys. We paid Cyclacel an up-front payment and will pay Cyclacel milestone payments and royalties if licensed products are commercialized. Early work with peptide delivery has produced promising results.

The Advantages of Our TF Decoy Platform

We believe our TF decoys may offer several advantages over existing therapeutic approaches:

•	Broadly Applicable to a Variety of Diseases. Because inappropriate expression of genes plays an important role in most diseases, our TF decoy technology allows us to address a wide range of diseases.

•	Potentially More Effective Treatment. Many diseases are caused by the inappropriate expression of multiple functionally related genes. By intervening at the transcription factor level, TF decoys prevent the expression of multiple, related genes that are turned on when they should not be, thereby potentially providing more effective treatment than therapeutics that target a single gene.

•	Short Development Cycle. In contrast to the year or more required to discover and optimize small molecule therapeutics, TF decoys can be designed based on known transcription factor binding site information and be ready for preclinical testing in a matter of one or two months.

•	Ease of Manufacturing. In contrast to the typical biotechnology therapeutic product, TF decoys can be easily synthesized and purified at a reasonable cost. Our synthesis technology renders TF decoys resistant to degradation which simplifies the storage and distribution of these products.

Product Pipeline

Our lead product candidate, E2F Decoy, a combination drug and delivery device, was evaluated in two Phase 3 clinical trials during 2004 for the prevention of vein graft failure. The first of the two Phase 3 trials, called PREVENT III, evaluated E2F Decoy in patients undergoing peripheral bypass graft surgeries (in the leg). We announced in December 2004 that the trial did not meet its primary or secondary endpoints. The second of the two Phase 3 trials, called PREVENT IV, is evaluating patients undergoing CABG surgeries. We and BMS are planning to meet by the end of March 2005 with the FDA prior to unblinding the data from PREVENT IV. Whether we unblind and announce our PREVENT IV data prior to the end of March, as was previously anticipated, will depend on the timing and results of our meeting with the FDA. We are also developing E2F Decoy for the prevention of AV graft failure and completed enrollment of a Phase 1/2 clinical trial for this indication in late 2004. We have filed an Investigational New Drug, or IND, application with the FDA for a Phase 1/2 clinical trial of our second TF decoy, Nuclear Factor Kappa B, or NF-kB Decoy, for eczema. In addition, we are studying TF decoys in various oncology indications and have conducted preclinical studies in several cancer models.

Product Candidate	Clinical Indications	Development Status	Corgentech Commercialization Rights

E2F Decoy	CABG	Phase 3 enrollment and treatment completed.	50%-50% co-promotion with BMS in the U.S. and royalties outside the U.S.

E2F Decoy	AV Graft Failure	Phase 1/2 enrollment completed.	Same as above

NF-kB Decoy	Inflammatory diseases such as eczema	Two Phase 1/2 eczema trials planned to initiate in 1H05—one in U.S. and one outside U.S.	100% worldwide

HIF Decoy	Cancer	Preclinical	100% worldwide

E2F Decoy for the Prevention of Coronary Artery Bypass Graft Failure

CABG Surgery and CABG Graft Failure

The arteries that transport blood to the heart muscle can become clogged by plaque which is a build-up of smooth muscle cells, fat and cholesterol on the inside walls of arteries. This build-up blocks or narrows arteries and prevents blood and oxygen from reaching the heart. CABG surgery is performed to reroute blood around clogged arteries thereby improving the flow of blood and oxygen to the heart. CABG surgery is one of the most common surgical procedures in the United States.

While CABG surgeries are very effective procedures for restoring blood flow to otherwise oxygen starved tissue, these grafts often fail. The veins typically used in bypass surgery are thin walled vessels that are designed for a low-pressure environment. Arteries are thick walled vessels that have evolved to handle the high-pressure flow of blood from the heart. When the vein grafts used to bypass a blocked artery are exposed to the high pressure of arterial flow, there is significant stress on the thin wall of the veins. The vein responds to this perceived injury by causing its walls to thicken. Unfortunately, the vein does so in a manner that often leads to failure of the bypass graft. Smooth muscle cells proliferate in the middle layer of the vein wall and migrate to the inner surface of the vein over a two-week period following surgery, in a process known as neointimal hyperplasia. The resulting accumulation of activated smooth muscle cells secrete inflammatory and growth factors leading to plaque build up and graft failure over time. Currently, there is no approved pharmacologic therapy for the prevention of vein graft failure.

In 2002, approximately 370,000 CABG procedures were performed in the United States with an additional 280,000 performed in Europe and 15,000 in Japan. Approximately 19 percent of bypass grafts fail at one year with the failure rate climbing to about 50 percent between years ten and fifteen. The ramifications of failure for CABG patients include heart attack, chest pain, congestive heart failure, irregular heartbeat and death. A repeat of a CABG procedure to repair a failing or failed graft is a technically more difficult procedure with mortality rates of three to five times higher than the original CABG procedure. During 2002, in the United States, the average hospital charge for a repeat CABG surgery was about $80,000.

E2F Decoy: Our Solution for the Prevention of Bypass Graft Failure

E2F Decoy prevents bypass vein graft failure by binding to and inactivating the E2F transcription factor. E2F is responsible for the activation of numerous genes involved in the growth and proliferation of certain cells, including the smooth muscle cells that comprise neointimal hyperplasia. E2F Decoy treatment, by blocking the E2F transcription factor, prevents the activation of the genes responsible for the proliferation of the smooth muscle cells that cause neointimal hyperplasia. E2F Decoy also causes the graft biology to adapt to the high-pressure environment of arterial blood flow in a more favorable manner. Rather than the formation of neointimal hyperplasia on the inner surface of the vein, the cells in the middle layer of the vein lengthen and thicken, creating a new and stronger architecture in the vein that more closely resembles an artery, the blood vessel that the graft is designed to replace.

E2F Decoy treatment involves only a single administration and is easily integrated into current surgical practice. Typically in CABG surgery, the vein that will serve as the bypass grafts is harvested from the leg and checked for holes and lesions. The surgeon then sets the vein aside and prepares the chest for implantation of the bypass graft. E2F Decoy treatment occurs in the operating room after the vein is harvested and before implantation. After harvest and inspection, the vein is placed in the treatment chamber of our delivery device, the chamber is filled with E2F Decoy, and non-distending pressure is introduced for 10 minutes. This pressure causes E2F Decoy to enter into the cells of the vein. After 10 minutes of treatment, the vein graft is removed from the chamber, excess E2F Decoy is rinsed off, and the treated vein is ready for surgical implantation using traditional surgical techniques. There are no further treatments. We believe that E2F Decoy will be viewed as an attractive and convenient therapy by surgeons for several reasons, including:

•	Safety: Because the treatment of the vein occurs outside the body and the vein is rinsed before use as a bypass graft, the amount of systemic exposure to E2F Decoy is minimal. To date, the safety profile of E2F Decoy treatment has been excellent.

•	One-time Treatment: Neointimal hyperplasia, the major underlying cause of graft failure, occurs primarily during the first two weeks following surgery. Because E2F Decoy is present during this period, a one-time treatment is sufficient.

•	No Change in Surgical Technique: The treatment does not require any alteration of surgical technique during vein harvest or implantation.

•	No Change in Standard Operating Room Equipment: There is no change with respect to other standard equipment in the operating room. E2F Decoy treatment can be administered whether the bypass patient is on a heart-lung bypass machine or not.

E2F Decoy: U.S. Regulatory Status

We are seeking FDA approval and have received Fast Track status for the use of E2F Decoy to prevent the failure of bypass grafts. Prior to obtaining the unfavorable results from our PREVENT III trial, the FDA agreed that satisfactory results from the two Phase 3 clinical trials, PREVENT III and PREVENT IV, would be sufficient to support an approval for prevention of bypass graft failure, provided that after approval we monitor CABG patients up to five years after enrollment to track major cardiac events to confirm a positive treatment effect. We and BMS are planning to meet by the end of March 2005 with the FDA prior to unblinding the data from PREVENT IV. Whether we unblind and announce our PREVENT IV data prior to the end of March, as was previously anticipated, will depend on the timing and results of our meeting with the FDA.

E2F Decoy Clinical Trials for CABG

E2F Decoy: Phase 3 CABG Trial

We have completed the treatment phase of a randomized, double blind, placebo-controlled Phase 3 clinical trial, called PREVENT IV, involving approximately 2,400 patients undergoing CABG at over 100 centers. Each patient had to require at least two vein grafts during their CABG surgery. Patients were randomized to undergo a one-time vein graft treatment with E2F Decoy or placebo. Patients were evaluated for clinical signs and safety at 30 days. The primary endpoint is the percent reduction in the incidence of critical graft stenosis between the E2F Decoy treated and placebo groups. Critical graft stenosis is defined in PREVENT IV as blockage of the graft of 75 percent or greater as measured by quantitative coronary angiography at 12 months. Safety will be assessed by monitoring adverse events, post-operative complications and laboratory abnormalities. PREVENT IV completed patient enrollment in August 2003.

E2F Decoy: Post-Approval CABG Confirmatory Study

The FDA is requiring us to conduct a post-approval confirmatory study. This study will include approximately 2,400 patients in the PREVENT IV trial plus an additional 600 CABG patients. We completed enrollment of the additional 600 CABG patients in October 2003. We will follow these 3,000 CABG patients for up to five years monitoring annually the incidence of death, heart attack and repeat CABG surgery.

E2F Decoy: Phase 2 CABG Trial

In 2001, we completed a randomized, double-blind, placebo-controlled Phase 2 clinical trial, called PREVENT II, which investigated the safety and ease of incorporation of E2F Decoy treatment into the procedure. Two hundred patients were enrolled and were randomized evenly between the E2F Decoy-treated arm and the placebo group. Among the entry criteria, each patient must have required two or more vein grafts. An efficacy endpoint in the study was the incidence of critical graft stenosis at 12 months after CABG surgery as measured by quantitative coronary angiography. The Stanford University School of Medicine Core Cardiology Laboratory analyzed our results in a blinded fashion.

In the PREVENT II clinical trial we observed a statistically significant relative reduction in graft failure in a per graft analysis defined as graft stenosis of 75 percent or more in the E2F Decoy-treated group compared to the untreated patients. A number of patients returned for an angiogram earlier than the specified 12-month timeframe because they experienced adverse symptoms. When those patients returning early for an angiogram are included in the analysis, as they will be for our analysis of the PREVENT IV clinical trial, the relative reduction in graft failure increased from 30 percent to 32 percent and the p-value improved from 0.03 to 0.02. A p-value is a measure of the probability that a value greater than or equal to the observed value occurred strictly by chance. A lower p-value indicates greater confidence in the result. The results of this study demonstrate a statistically significant reduction in the blockages that lead to graft failure.

We subsequently performed an analysis of the angiographic results in which patients were categorized by quartile (i.e., 0 percent to 25 percent, 25 percent to 50 percent, 50 percent to 75 percent or 75 percent to 100 percent blockage) according to their graft with the most blockage. The purpose of this more sensitive analysis was to examine the benefit of E2F Decoy on a per patient basis. This analysis revealed a statistically significant difference in favor of E2F Decoy treatment (p=0.006).

In addition, in a subgroup of patients we measured the overall thickening of the vein graft wall as an index of graft remodeling using intravascular ultrasound, or IVUS. Because IVUS can be dangerous to patients with grafts that are diseased, only grafts without disease were selected for this subgroup to minimize any risk to the patient. Excluding diseased grafts from this analysis imposes a bias against seeing a treatment effect by E2F Decoy, because the greatest treatment benefit between the E2F Decoy and placebo groups should be observed in the most diseased grafts. Notwithstanding this adverse bias, the results show a statistically significant reduction in graft wall volume in the E2F Decoy group (p=0.005) at 12 months after surgery, suggesting that E2F Decoy has a potent inhibitory effect on the formation of neointimal hyperplasia.

In summary, this Phase 2 clinical trial demonstrated a statistically significant reduction of critical graft stenosis in E2F Decoy treated patients in a per graft analysis of angiograms obtained 12 months after treatment. Further, the angiographic data, when analyzed on a per patient basis by quartile, showed a highly statistically significant difference in favor of E2F Decoy treatment. These two analyses support that E2F Decoy treatment may prevent the pathology that causes graft failure. The IVUS data, which demonstrated a significant reduction in graft wall volume among E2F Decoy treated patients, supports that E2F Decoy acts by redirecting the graft biology away from a build up of neointimal hyperplasia and toward arterialization of the vein graft creating a bypass vein graft that will last longer. In addition, in this Phase 2 clinical trial, E2F Decoy was shown to be safe.

E2F Decoy for the Prevention of Arterio-Venous Graft Failure

AV Graft Failure

In 2001, there were more than 300,000 patients in the United States with severe kidney disease known as end-stage renal disease, which require vascular access for dialysis treatment. Approximately 100,000 patients per year receive new or revised AV grafts. An AV graft composed of a synthetic material, a plastic known as polytetrafluoroethylene is used to connect an artery and vein in the arm of the dialysis patient.

Over half of these AV grafts fail within six months and 95 percent fail within 24 months. The majority of these failures are due to narrowing and blockage at the venous connection. The primary cause of failure of these grafts is neointimal hyperplasia, similar to that seen in bypass vein grafts. According to the 1999 Annual Report of the United States Renal Data System, the leading cause of morbidity in these patients is related to vascular access placement and the resulting complications. Failure of vascular access conduits accounts for 25 percent of the hospitalizations of these patients and costs an estimated $1 billion annually in the United States alone.

E2F Decoy: Phase 1/2 AV Graft Trial

In May 2004, we initiated enrollment for a Phase 1/2 clinical trial, called PREVENT V, investigating the use of E2F Decoy to prevent the failure of AV grafts in the first half of 2004. Enrollment of approximately 60 patient placebo-controlled trial was completed in late 2004, and the patients were evenly divided between E2F Decoy treated and untreated groups. We believe the high and rapid failure rate of AV grafts should permit us to conduct smaller and faster clinical trials than is typically required for other indications. Preliminary data from PREVENT V are expected to be reported late in the first half of 2005.

E2F Decoy: Clinical Trials for Peripheral Bypass Graft Failures

E2F Decoy: Phase 3 PBG Trial

In December 2004, we released top-line data from PREVENT III, our Phase 3 clinical trial of E2F Decoy in peripheral bypass graft failures, announcing that the trial did not meet its primary or secondary endpoints but that E2F Decoy was generally well tolerated. Further analysis, however, showed that secondary patency in treated grafts was improved over the 12-month study period in a statistically significant manner (p-value = 0.016). Secondary patency, a measure defined by and commonly used by the vascular surgical community to evaluate peripheral grafts, assesses the ability to preserve flow through the graft allowing the use of additional procedures over time. The study steering committee had pre-specified secondary patency as an important analysis, although it was not included as an endpoint in the study protocol. More grafts treated with E2F Decoy were in place and functioning at the end of the 12-month study period than those treated with placebo. The relative risk reduction was 19.5 percent. These data suggest that E2F Decoy had biological activity in this Phase 3 trial. Despite these additional data, we do not expect to seek regulatory approval for peripheral bypass graft failure at this time.

PREVENT III was a randomized, double-blind, placebo-controlled Phase 3 clinical trial involving approximately 1,400 patients who underwent PBG surgery across approximately 80 centers. Patients were randomized to undergo a one-time treatment with E2F Decoy or placebo. The primary endpoint was the time to the first procedure performed to improve blood flow through a failed or failing graft or an amputation of the treated limb within the 12 months following surgery. To determine if and when a graft failed, patients were assessed at 1, 3, 6, and 12 months after bypass surgery.

In this trial, technical failures were excluded from the primary endpoint analysis. Technical failures sometimes occur during or shortly after the bypass graft surgery and are associated with limitations of the vein graft, insufficient blood flow into and out of the graft, or the surgical procedure. These types of failures occur before neointimal hyperplasia develops and are therefore not expected to be impacted by E2F Decoy treatment. A panel of vascular surgeons reviewed in a blinded manner all cases where the graft was repaired to determine which were technical failures. Safety was assessed by monitoring adverse events, post-operative complications, and laboratory abnormalities.

NF-kB Decoy for the Treatment of Eczema

Eczema

Characterized by itchiness, redness and thickening of the skin, eczema, which afflicts about 15 million people in the United States, is often associated with elevated levels of immunoglobulin E, or IgE, and a personal or family history of allergies and asthma. While topical corticosteroids are currently used to treat eczema, chronic use is limited due to their potential for significant side effects. Topical calcineurin inhibitors have also shown potential in the treatment of this disease; however these potent immunosuppressive agents have yet to produce long-term safety data. In our preclinical studies, NF-kB Decoy was delivered to intact skin using several easy-to-manufacture, inexpensive formulations and was effective in reducing the swelling and inflammation associated with eczema with minimal side effects. Clinical trials will demonstrate whether results obtained in these preclinical studies will be indicative of future results.

NF-kB Decoy: A Potential Treatment for Eczema

The transcription factor Nuclear Factor Kappa B, or NF-kB, is an important regulator of many genes involved in the control of inflammation, immune response, and cell apoptosis or cell death.

The family members of NF-kB fall into two major groups: complexes which are capable of turning on the inflammation genes, and a complex which is not capable of turning on the inflammation genes regulated by this transcription factor and has an anti-inflammatory effect. Blockade of both groups of NF-kB halts not only the inflammatory response but also the anti-inflammatory response.

We have developed a TF decoy that binds to the NF-kB transcription factor with a high degree of specificity. In addition, our NF-kB Decoy preferentially blocks the complexes responsible for turning on the inflammatory genes. We have studied in numerous preclinical models the efficacy of this NF-kB Decoy. The decoy preferentially blocks the complexes of NF-kB most responsible for turning on the pro-inflammatory genes and reduces swelling significantly compared to a control decoy or a decoy that blocks both complexes of NF-kB. These results demonstrate the greater potential efficacy of our NF-kB Decoy. In preclinical models of inflammatory bowel disease and ulcerative colitis, NF-kB Decoy has been shown to reduce inflammation of the gut and reverse weight loss. Inflammatory bowel disease and ulcerative colitis affect more than 700,000 patients in the United States. Similarly, NF-kB Decoy has shown preclinical efficacy in a chronic rheumatoid arthritis model. Treatment with a single injection with NF-kB Decoy significantly reduced the swelling in our model.

NF-kB Decoy: Phase 1/2 Eczema Trial

In January 2005, we announced the filing of an investigational new drug application, or IND, with the FDA to begin a Phase 1/2, 75-patient clinical trial of NF-kB for atopic dermatitis, also known as eczema. This is the first of two Phase 1/2 trials to be initiated. Our second trial will be conducted outside the United States and is expected to be initiated in the first half of 2005 in a similar-size patient population.

Our Preclinical Programs

Cancer Decoys

It is well established scientifically that cancer cells have abnormal gene expression patterns compared with normal cells. Many gene-expression analyses are undertaken with the notion that the key target genes will be abnormal or over expressed, and that inhibition of these over-expressed genes will be beneficial. However, we believe that the very large number of genes related to cancer are controlled by a limited number of transcription factors that are overactive in many human cancers. We believe that these transcription factors offer the most direct and promising targets for treating cancer.

We have focused our cancer decoy efforts on the transcription factor, hypoxia-inducible factor, or HIF, which has been identified as an excellent target in oncology. HIF is a key transcription factor regulator of the response to hypoxia, or a lack of sufficient oxygen, that is activated in a broad range of cancers including brain, breast, cervical, esophageal and ovarian cancers. Chronic hypoxia is associated with angiogenesis (growth of blood vessels to feed the tumors) and tumor progression. Moreover, HIF activity is correlated with treatment failure and mortality. HIF plays a key role in tumor progression, turning on not only the genes required for angiogenesis, such as vascular endothelial growth factor, or VEGF (a validated target for anti-tumor therapy), but also the genes that allow the cell to adapt to hypoxia and survive, such as growth factors and energy/metabolism genes. Thus, blockade of HIF will inhibit not only angiogenesis but also tumor growth and survival making it an attractive target for certain cancers. In preliminary preclinical studies of pancreatic, colon and lung tumor, our HIF Decoy showed down-regulation of VEGF and tumor growth inhibition as monotherapy and an additive effect in combination with Avastin™ and 5-fluorouracil.

While not currently the focus of our cancer program, we believe that both E2F and NF-kB are also excellent targets for anticancer drugs.

Corgentech Decoy Trust

Our research group has established a unique and proprietary approach to rapidly identify and analyze the expression patterns and regulatory regions of human genes in order to identify key target transcription factors, transcription factor binding sites and to design potential TF decoys. This continuously expanding and updated dataset is our Decoy Trust that enables us to rapidly generate and optimize TF decoys. We have filed several patent applications on this improved method for target selection and decoy design and optimization.

Corporate Strategy

Our objective is to create a fully-integrated biopharmaceutical company focused on the discovery, development and commercialization of TF decoys. Our initial focus is in the areas of cardiovascular disease, inflammatory disease, such as eczema, and cancer which we believe represent large market opportunities with unmet medical needs. Key elements of our strategy include:

•	Maximize Commercial Potential of E2F Decoy. Assuming satisfactory clinical data from PREVENT IV, a significant portion of our efforts will go toward preparing for the registration and commercial launch of the product as well as building a sales force with BMS. We are also focused on completing our clinical trial studying E2F Decoy treatment to prevent the failure of arterio-venous grafts.

•	Conduct Two Clinical Trials for NF-kB for Eczema. We intend to conduct two clinical trials for eczema—one in the United States and one abroad—both of which are planned to begin in the first half of 2005.

•	Develop Additional TF Decoys. We have designed TF decoys for inflammatory diseases and cancer. We will conduct additional preclinical testing and select our next product candidate by the end of 2005. Leveraging our proprietary technologies, we will develop additional TF decoys.

Sales and Marketing

Our plan is to develop our own specialized domestic sales and marketing infrastructure to commercialize E2F Decoy and other products that we develop in the future. As part of our collaboration with BMS, we expect to focus our sales and marketing efforts for E2F Decoy on cardiothoracic surgeons. This surgical specialty in the United States is relatively small. We estimate that there are approximately 3,300 cardiothoracic surgeons in the United States. These surgeons perform most of the CABG surgeries as well as the placement of AV grafts. Equally important, these surgeons are concentrated in a small group of hospitals. For example, we estimate that CABG surgery is performed at approximately 1,000 hospitals in the United States, yet about 660 of those hospitals account for 90 percent of the patients. Because of the small size of our target professional audience in the United States and their location in hospitals, we believe that we can best serve this market through a relatively small, dedicated specialty sales force. We expect that this sales force will consist of approximately 50 to 65 representatives.

Outside the United States, we currently plan to market and sell our products that receive regulatory approval through established industry participants. We have granted BMS exclusive commercialization rights with respect to E2F Decoy outside the United States. However, we may establish our own sales and marketing organization for future products in key markets, including the European Union.

In the future, we expect some of our products will compete in markets with larger physician audiences requiring a more sizable sales force. We will form partnerships with other companies where partnering offers advantages in marketing reach and leverages existing physician relationships. In hospital-based sales markets and other markets that involve a physician audience that can be served by a specialty sales force, we expect to reserve a significant role in marketing for ourselves.

Manufacturing

We do not own facilities for the manufacture of material for clinical or commercial use and intend to rely on contract manufacturers to produce such products initially. We have personnel experienced in outsourced manufacturing to oversee the production of E2F Decoy and future products that we may develop.

The manufacturing process for E2F Decoy consists of the chemical synthesis and purification of each of the two short strands of DNA and the combination of these two strands to form the active pharmaceutical ingredient, E2F Decoy. Each of these steps involves a relatively common chemical engineering process similar to small molecule manufacture. The raw materials that are required to manufacture E2F Decoy are generally available from a number of suppliers.

We rely on third parties to supply us with E2F Decoy and its related device. The manufacture of the two strands comprising E2F Decoy is currently performed by Avecia Biotechnology. Most of the clinical supply of the two strands comprising E2F Decoy was synthesized at Avecia’s facility in Milford, Massachusetts. More recent supplies of clinical materials have been sourced from Avecia’s plant in Grangemouth, Scotland. In December 27, 2004, we entered into an agreement with Avecia Limited for the manufacture of: (a) E2F single strand intermediates, (b) NF-kB Decoy single strand intermediates and hybridized duplex products, and (c) HIF-Decoy single strand intermediates. We do not have agreements with these third parties which obligate them to provide us with any products for commercial sales. On March 11, 2005 we amended our agreement with Avecia Limited of December 27, 2004. The amendment extended by one month the period during which Avecia would manufacture certain materials for an additional payment by us of $1.6 million plus reimbursement for raw materials. The agreement was previously amended on March 4, 2005 to specify the amount of reimbursement to be paid by us for previously used raw materials. The agreement does not provide for the production of material for commercial sale.

The two strands that comprise E2F Decoy are combined and filled into vials by Hollister-Stier at its facility in Spokane, Washington. We are also negotiating with Hollister-Stier to supply our commercial needs.

With respect to the drug delivery device, most of the components are fabricated for us by third parties. The pressure syringe component of our delivery device, the most complex component, is manufactured by Merit Medical Systems. This component is approved on a worldwide basis. We are also negotiating with Merit Medical Systems to supply our commercial needs. We have contracted with Cardinal Health Inc. for the manufacture of the other components of the device, the provision of sterilization services, and the assembly of our products’ components into a final kit.

It is possible that either we or BMS may perform some of these functions in the future.

License Agreements

Bristol-Myers Squibb Company

In October 2003, we entered into agreements with BMS to develop, manufacture and commercialize E2F Decoy for the prevention of bypass graft failure, AV graft failure and for other animal and human uses. Under the terms of the agreements:

•	Upon execution of the collaboration arrangement in October 2003, BMS paid us $45 million, consisting of $25 million in consideration for license and distribution rights granted to BMS and $20 million for 2,079,002 shares of our Series D preferred stock;

•	BMS will co-promote E2F Decoy with us in the United States and will share equally with us in profits and losses from the commercialization of E2F Decoy products in the United States, with BMS having the right to record all United States product sales;

•	BMS will commercialize E2F Decoy outside the United States pursuant to an exclusive license and pay us a royalty on net sales;

•	BMS will fund a majority of the ongoing costs of developing E2F Decoy for graft failure, including costs incurred in connection with performing nonclinical and clinical studies of E2F Decoy for graft failure indications as well as costs of certain related manufacturing, supply and other activities;

•	BMS is potentially obligated to pay us up to $148.5 million in milestone payments based on the achievement of worldwide regulatory submissions and approvals for CABG and AV graft indications of E2F Decoy;

•	BMS is potentially obligated to pay us up to $320 million in milestone payments based upon attainment of agreed upon sales levels of E2F Decoy; and

•	BMS may terminate the collaboration relationship in whole or in part upon six months prior notice.

Under the agreements, each party will report its development costs incurred on a quarterly basis and the parties will make reconciling payments to effect the agreed apportionment of such costs after the end of each quarter.

Under the agreements, the parties’ sharing of profits and losses from the commercialization of E2F Decoy in the United States and the payment of royalties to us by BMS based on net sales of E2F Decoy outside the United States extends, on a country-by-country basis, until the later of 10 years after commercial launch or the expiration of the patent rights licensed to BMS in each particular country.

The collaboration is governed by a joint steering committee, consisting of an equal number of our representatives and BMS representatives. There are also working groups with representation from both parties that have responsibility over development and regulatory, manufacturing, finance and commercialization matters. Ultimate decision-making authority is vested in us as to some matters and in BMS as to other matters. A third category of decisions require the approval of both us and BMS. Outside the United States, ultimate decision-making authority as to most matters is vested in BMS.

The Board of Trustees of the Leland Stanford Junior University

We have an agreement with The Board of Trustees of the Leland Stanford Junior University, or Stanford, for an exclusive worldwide license under patents concerning the use of pressure to deliver TF decoys and other therapeutics into cells. We have the right to grant sublicenses under this agreement. In exchange for the rights licensed from Stanford, we paid Stanford an up-front license fee of $50,000 and issued Stanford 38,315 shares of our common stock. In addition, through December 31, 2004 we have paid Stanford $1,642,500 in royalty payments, for the achievement of milestones and sublicense revenue. We also agreed to pay Stanford an additional $150,000 upon FDA approval of a pressure delivery device. We further agreed to pay Stanford an annual minimum royalty of $20,000 per year for the life of the agreement. We also agreed to pay royalties to Stanford based on net sales of TF decoys and other products using pressure technology sold by us, our affiliates or sublicensees. Our royalty obligation extends on a country-by-country basis until the later of seven years, if no licensed patent issues, or expiration of the last-to-expire patent licensed from Stanford. In addition, we agreed to pay sublicense revenues to Stanford with respect to any upfront payments and research, development, or regulatory milestone payments, which includes such payments from BMS, that we receive for TF decoys and other products using pressure technology. There are no other milestone payments due to Stanford under this agreement. Upon the expiration of the last-to-expire patent, the agreement expires and we have no further royalty obligation to Stanford.

The Brigham and Women’s Hospital, Inc.

We have an agreement with The Brigham and Women’s Hospital, Inc., or BWH, for an exclusive worldwide license under patents and know-how concerning TF decoys and other therapeutics to treat and prevent diseases. Subject to the prior approval of BWH, we have the right to grant sublicenses under this agreement. In exchange for the rights licensed from BWH, we paid BWH an up-front license fee of $50,000 and issued BWH 56,250 shares of our common stock. In addition, through December 31, 2004 we have paid BWH $1,642,500 in royalty payments, for the achievement of milestones and sublicense revenue. We also agreed to pay BWH an additional $150,000 upon FDA approval of E2F Decoy. We further agreed to pay BWH an annual minimum royalty of $20,000 per year for the life of the agreement. We also agreed to pay royalties to BWH based on net sales of TF decoys sold by us, our affiliates or sublicensees. Our royalty obligation extends on a country-by-country basis until the later of seven years, if no licensed patent issues, or the expiration of the last-to-expire patent licensed from BWH. In addition, we agreed to pay sublicense revenues to BWH with respect to any upfront payments and research, development or regulatory filing milestones payments, which includes such payments from BMS, or license maintenance fees that we receive for TF decoys. There are no other milestone payments due to BWH under this agreement. Upon the expiration of the last-to-expire patent, the agreement expires and we have no further royalty obligation to BWH.

Cyclacel Limited

We have an agreement with Cyclacel Limited, or Cyclacel, for potential use to assist in the systemic delivery of TF Decoys. The license grants us use of Cyclacel’s proprietary Penetratin delivery technology with TF Decoys. In exchange for the rights licensed from Cyclacel, we paid Cyclacel an up-front payment and will pay Cyclacel milestone payments and royalties if licensed products are commercialized. The license fee was charged to research and development.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

As of December 31, 2004, we had 41 issued United States and foreign patents and 41 pending United States and foreign patent applications. Most patents and patent applications can be roughly grouped into two families: pressure-mediated delivery of TF decoys, and in vivo use of TF decoys, licensed from Stanford and BWH, respectively. The patents in these families expire between 2013 and 2016.

Specifically, our patent portfolio includes four issued United States patents, two of which provide broad coverage for the delivery of TF decoys, including our E2F Decoy, to tissues using pressure. The pressure-mediated delivery technology is also protected by issued patents in Europe (covering 16 countries), Australia, China, Hong Kong, and Singapore, and claimed in pending patent applications in several additional countries, including Canada and Japan.

The patent family directed to the in vivo use of TF decoy technology includes two pending United States patent applications. Foreign patent applications are pending in Europe. The sequence of our E2F Decoy was earlier disclosed in the scientific literature and therefore a composition of matter claim is not available. Our patent portfolio, however, includes an issued United States patent that covers a method for preventing formation of neointimal thickening leading to restenosis and vessel occlusion with any double-stranded oligonucleotide decoy that binds to the transcription factor, E2F, regardless of the sequence of such decoy.

In addition, we have filed two patent applications claiming the use of proprietary statistical methods to correlate transcription factors and their target genes, allowing the creation of a TF Decoy Trust and the use of proprietary statistical methods to identify novel transcription factor targets based on their target genes being inappropriately turned on and causing a medical condition. We have also filed patent applications for decoy molecules targeting various transcription factors, pursuing composition of matter claims.

The patent positions of biotechnology companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We rely on trade secrets to protect our technology in addition to patents, especially where patent protection is believed not to be appropriate or obtainable. However, trade secrets are difficult to protect. We attempt to protect our proprietary technology, in part, with appropriate agreements with our employees, consultants and collaborators. There can be no assurance that these agreements will provide meaningful protection, that these agreements will not be breached, that we will have an adequate remedy for any such breach, or that our trade secrets will not otherwise become known or independently developed by a third party. Our commercial success will depend in part on not infringing upon the proprietary rights of third parties and on not breaching the technology licenses pursuant to which we have obtained certain of our proprietary rights, but we may be infringing on third party rights. It is uncertain whether the issuance of any third party patent would require us to alter our products or processes, obtain licenses or cease certain activities. Our breach of our license agreements or failure to obtain a license to technology that we may require to discover, develop or commercialize our future products may have a material adverse impact on us. One or more third party patents or patent applications may conflict with patent applications to which we have rights. Any such conflict may substantially reduce the coverage of any rights that may issue from the patent applications to which we have rights. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the United States Patent and Trademark Office to determine priority of invention.

Competition

The development and commercialization of new drugs is highly competitive. We will face competition with respect to E2F Decoy, NF-kB Decoy, cancer decoys and any products we may develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide.

The key competitive factors affecting the success of E2F Decoy treatment are likely to be the efficacy, safety profile and price of E2F Decoy as well as existing therapies for the prevention or treatment of cardiovascular disease. The commercial success of E2F Decoy will depend upon the results of the clinical trials of the product, the product label and experience with the product in the commercial marketplace. We have not yet determined the price for E2F Decoy treatment and do not expect to do so before commercial launch.

If E2F Decoy receives marketing approval for the prevention of CABG failure or AV graft failure, there will be indirect and direct competition.

CABG

With respect to indirect competition, there are alternative procedures and/or treatments that could affect the size of the CABG market. The use of drug eluting stents could reduce the number of patients requiring CABG surgery. The use of internal mammary arteries and radial arteries could reduce the number of patients requiring E2F Decoy. The use of grafts composed of synthetic materials could reduce the number of patients requiring E2F Decoy. In addition, the use of drugs to control cholesterol and similar agents may reduce the number of patients who suffer from cardiovascular disease and thus require CABG surgery. Further, a number of drugs are being tested to reduce restenosis in arteries that, if proven safe and effective, could reduce the number of patients who suffer from cardiovascular disease and thus require CABG surgery.

With respect to direct competition, there are no pharmaceuticals currently approved to prevent the failure of bypass vein grafts. In some instances, surgical interventions such as angioplasty, atherectomy or drugs to dissolve blood clots may be used to revise or fix a failing bypass graft. In other instances, a subsequent bypass grafting operation may be possible to ameliorate the effects of the failing bypass graft. A few companies may be conducting or are contemplating conducting clinical trials to prevent the failure of bypass grafts. If the commercialization of E2F Decoy is successful for this indication, it can be expected that other pharmaceutical and biotechnology companies will seek to enter into this market by introducing alternative therapies.

AV Grafts

With respect to indirect competition, there are a number of therapies approved or being studied that could reduce the rate of kidney failure or improve renal function thereby delaying or obviating the need for dialysis and an AV graft. For example, angiotensin converting enzyme, or ACE, inhibitors, and possibly angiotensin receptor blockers, are medications that may decrease the rate of decline in renal function. An alternative procedure to hemodialysis is peritoneal dialysis in which fluids are pumped into the abdominal cavity of the patient avoiding the need for an AV graft.

With respect to direct competition, there are a number of medical devices approved or being studied that provide alternative access for dialysis. Hemodialysis can also be achieved using a direct connection between an artery and a vein, called an arterio-venous fistula. The National Kidney Foundation has recommended that 40 percent to 50 percent of these patients receive an AV fistula because they have a lower failure rate than AV graft. AV fistula rates have increased by 35 percent since the National Kidney Foundation initiative was introduced in 1997; however, AV fistulas still represent only 24 percent of all vascular access procedures in the United States, largely due to the extended time required for fistulas to mature before they can be used for dialysis and the failure of many fistulas to mature. Unlike AV grafts which can often be used in two to three weeks, AV fistula access requires a minimum of four weeks to mature before it can be used and it is highly recommended that they be allowed to mature 12 to 16 weeks prior to use. Furthermore, 30 percent to 50 percent of AV fistulas fail to mature and can never be used for dialysis. Other types of access that avoid an AV graft are catheters near the collarbone or internal jugular catheters. Both are generally temporary access conduits. There are also a number of drug-based therapies under investigation by other companies. If the commercialization of E2F Decoy is successful for this indication, it can be expected that other pharmaceutical and biotechnology companies will seek to enter into this market by introducing alternative therapies.

Government Regulation

Government authorities in the United States, at the federal, state, and local level, and other countries extensively regulate, among other things, the safety, efficacy, research, development, testing, manufacture, storage, record-keeping, labeling, promotion, advertising, distribution, marketing and export and import of pharmaceutical products such as those we are developing.

United States Government Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and implementing regulations. If we fail to comply with the applicable United States requirements at any time during the product development process, clinical testing, and the approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any agency enforcement action could have a material adverse effect on us.

Our products are considered by FDA to be combinations of a drug and a device. Both the drug and the device are subject to separate FDA review and approval or clearance. If FDA denies approval or clearance of either component, our ability to market our products could be significantly delayed or precluded.

The steps required before a drug may be marketed in the United States include:

•	completion of preclinical laboratory tests, animal studies and formulation studies under FDA’s good laboratory practices regulations;

•	submission to the FDA of an Investigational New Drug, or IND, application for human clinical testing, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

•	submission to the FDA of a New Drug Application, or NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice, or cGMP; and

•	FDA review and approval of the NDA before any commercial marketing, sale or shipment of the product.

Preclinical tests include laboratory evaluations of product chemistry, toxicity, and formulation, as well as animal studies. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application. The FDA requires a 30-day waiting period after the filing of each IND application before clinical tests may begin, in order to ensure that human research subjects will not be exposed to unreasonable health risks. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA has placed the IND on clinical hold. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. Submission of an IND may result in the FDA not allowing clinical trials to commence or not allowing the trial to commence on the terms originally specified in the IND.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Each trial must be reviewed and approved by an independent Institutional Review Board, or IRB, before it can begin and the trial is subject to IRB oversight. The FDA, the IRB or we may discontinue a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive good clinical practice requirements and the requirements for informed consent.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Phase 1 trials usually involve the initial introduction of the investigational drug into humans to evaluate the product’s safety, dosage tolerance, pharmacodynamics, and, if possible, to gain an early indication of its effectiveness.

Phase 2 trials usually involve controlled trials in a limited patient population to:

•	evaluate dosage tolerance and appropriate dosage;

•	identify possible adverse effects and safety risks; and

•	evaluate preliminarily the efficacy of the drug for specific indications.

Phase 3 trials usually further evaluate clinical efficacy and test further for safety in an expanded patient population. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. Furthermore, the FDA or we may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical studies, together with other detailed information, including extensive manufacturing information and information on the composition of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more specified indications. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use.

As part of the Food and Drug Modernization Act of 1997, Congress established a statutory program for the approval of Fast Track products in order to ensure the availability of safe and effective drugs, biologics and medical devices by expediting the FDA review process for new products. A Fast Track product is defined as a new drug or biologic intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for that condition. Under the Fast Track program, the sponsor of a new drug or biologic may request the FDA to designate the product as a Fast Track product at any time during the clinical development of the product. The FDA can base approval of a marketing application for a Fast Track product, on a clinical endpoint, or on another endpoint that is reasonably likely to predict clinical benefit. Fast Track status may enable accelerated approval and allows for a “rolling submission” of a marketing application. We have received a Fast Track designation for the use of E2F Decoy to prevent the failure of bypass grafts and the use of E2F Decoy to prevent the failure of hemodialysis access grafts.

Before approving an application, the FDA will inspect the facility or the facilities at which the product is manufactured, and will not approve the product unless cGMP compliance is satisfactory. FDA will also inspect the clinical sites at which the trials were conducted to assess their compliance, and will not approve the product unless compliance with Good Clinical Practice requirements is satisfactory. If the FDA determines the application demonstrates that the product is safe and effective for the proposed indication and that the manufacturing process and the manufacturing facilities are acceptable, the FDA will issue an approval letter. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, the FDA will outline the deficiencies in the submission and often will request additional testing or information.

Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval and may deny the application, limit the indication for which the drug is approved or require additional post-approval testing in other requirements.

The testing and approval process requires substantial time, effort, and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. After approval, certain changes to the approved product, such as adding new indications, manufacturing changes, or additional labeling claims are subject to further FDA review and approval.

If and when regulatory approval of a product is obtained, we will be required to comply with a number of post-approval requirements. For example, if the FDA approves our initial application for E2F Decoy, the FDA has required and we are conducting a post-approval confirmatory trial monitoring the CABG patients for up to five years tracking events such as death, heart attack, repeat CABG and other interventions using a catheter. We also must comply with other regulatory requirements, including cGMP regulations and adverse event reporting. Holders of an approved NDA are required to report certain adverse reactions and production problems, if any, to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

We use, and will continue to use in at least the near term, third-party manufacturers to produce our products in clinical and commercial quantities. Future FDA inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product or the failure to comply with requirements may result in restrictions on a product, manufacturer, or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary or FDA-initiated action that could delay further marketing. Also, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

The FDA has advised that the use of E2F Decoy to prevent the failure of hemodialysis access grafts can be studied under the existing IND covering the study of E2F Decoy for the prevention of bypass graft failure. In addition, the FDA has determined that the failure of hemodialysis grafts represents a serious medical condition, that there are no adequate pharmaceuticals to prevent the failure of such grafts and that there is evidence of the potential for E2F Decoy treatment to treat this serious and unmet medical need. Consequently, the FDA has granted Fast Track status to this new indication for our lead product, affording it the benefits of close consultation with the FDA and expedited review.

510(k)

FDA’s Center for Drug Evaluation and Research will have primary responsibility for reviewing E2F Decoy. The pressure device used to deliver the drug is subject to separate review as a medical device by FDA’s Center of Devices and Radiological Health.

The FDA classifies medical devices into three classes based on the regulatory control deemed necessary by the FDA to reasonably ensure safety and effectiveness. From lowest to highest level of regulatory control, the three classes are:

•

Class I: Subject to general controls, which include: company registration; device listing; manufacturing devices in accordance with the FDA’s Good Manufacturing Practices Quality System Regulation (which cover quality management and organization, device design, buildings, equipment, purchase and handling of components, production and process controls, packaging and labeling control, device evaluation, distribution, installation, complaint handling, servicing and records); labeling devices in accordance with FDA labeling regulations; and submission of a 510(k) pre-market notification before marketing a device.

•	Class II: Subject to general controls (described in Class I above) and special controls. Special controls may include special labeling requirements, mandatory performance standards and post-market surveillance.

•	Class III: Subject to pre-market approval, which includes filing a pre-market approval application (PMA) requiring the independent demonstration that the new medical device is safe and effective, typically by collecting human clinical data for the medical device.

In the first quarter of 2005, we plan to submit our 510(k) application to the Center of Devices and Radiological Health (medical devices) for review and clearance based on the substantial equivalence of our pressure delivery device to legally marketed predicates including Merit Medical’s pressure syringe and DMC Saphenous Vein Distension system. A 510(k) pre-market notification is a pre-marketing application submitted to the FDA to demonstrate that a medical device is substantially equivalent to one or more devices that were cleared through a 510(k) notification or to devices that were marketed prior to May 28, 1976 and for which the FDA has not required a pre-market approval application. The FDA has 90 days to review and act on our 510(k) notification, although the actual time for FDA review may be significantly longer. If the FDA determines that our device is not substantially equivalent to one or more pre-existing predicate devices, it could deny our 510(k) application. Under these circumstances, we would need to request the FDA to classify the pressure device as a Class I or Class II device that can be marketed without pre-market approval or, failing that, obtain pre-market approval of the pressure device as a Class III device.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products, including E2F Decoy. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

In addition to regulations in Europe and the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial distribution of our products, including E2F Decoy.

Third Party Reimbursement and Pricing

General

In the United States and elsewhere, sales of therapeutic and other pharmaceutical products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. In determining payment rates, third party payors are increasingly scrutinizing the prices charged for medical products and services. Our products may not be reimbursed by these third party payors at rates sufficient to allow us to sell our products on a competitive and profitable basis.

In addition, in many foreign markets, including the countries in the European Union, pricing of pharmaceutical products is subject to governmental control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to limit payments for pharmaceuticals by governmental payors. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

Medicare and Medicaid

Subject to obtaining required marketing approvals from the FDA and other required State approvals, E2F Decoy may be used by surgeons to prevent the failure of bypass grafts and hemodialysis access conduits. We expect that in the United States a majority of the bypass graft patients who are treated with E2F Decoy will be Medicare beneficiaries. In addition, private payors many times look to the Medicare program’s treatment of medical technologies when developing their policies. The Centers for Medicare and Medicaid Services, or CMS, is the agency within the Department of Health and Human Services that administers Medicare and will be responsible for both coverage and reimbursement decisions for E2F Decoy when administered to Medicare beneficiaries during CABG surgery.

In general, Medicare makes a flat pre-determined payment amount for beneficiaries receiving covered inpatient services in an acute care hospital. This is part of the prospective payment system, known as “PPS.” For acute care hospitals, under PPS, payment for a patient’s stay is based on diagnosis-related groups (DRGs), which include reimbursement for all of the covered services and drugs that are provided during that stay. For each DRG, a relative weight is calculated representing the average resources required to care for cases in that particular DRG relative to the average resources used to treat cases in all DRGs. DRG relative weights are recalculated every year to reflect changes in technology and medical practice in a budget neutral manner. We are currently seeking either to gain additional reimbursement for an existing DRG applicable to CABG or to have a new DRG with higher reimbursement amount established for CABG when E2F Decoy treatment is used. Under revisions to Medicare law, CMS provides for an add-on payment for a new medical technology when the existing DRG payment rate is inadequate. To obtain an add-on payment, a company would be required to show that the technology is “new,” that it provides a substantial improvement to existing treatments and that certain applied payment thresholds have been exceeded. Add-on payments are made for a period of two to three years. Before additional payments may be made or CMS decides to create a new DRG for CABG surgery utilizing E2F Decoy treatment, we must demonstrate the safety and effectiveness of E2F Decoy treatment to the FDA. Further, Medicare coverage is based on our ability to demonstrate that the treatment is “reasonable and necessary” for Medicare patients. In addition, Congress approved the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare Reform Act), which liberalizes eligibility criteria for add-on payments and eliminates budget neutrality requirements for such payments. The Medicare Reform Act would require CMS first to assign a new technology to an appropriate DRG where the average cost of care most closely approximates the relative costs of the new technology. Even upon implementation of the legislation, there may continue to be significant delays in obtaining adequate reimbursement, which would adversely affect market acceptance.

People with severe kidney disease, known as End Stage Renal Disease, or ESRD, also receive Medicare benefits. Medicare covers about 90 percent of the patients with chronic renal failure who would require dialysis. Under this program, Medicare pays a fixed fee for the provision of certain services. Certain drugs needed by these patients are also reimbursed by Medicare under this program. It is our expectation that we will seek coverage for our treatment of patients requiring hemodialysis access grafts. We expect that such treatment may be performed in an inpatient or outpatient setting for ESRD patients. To the extent coverage is obtained, we expect to seek payment for services performed in both settings. The decision by Medicare to reimburse for the use of E2F Decoy to treat these patients will depend on our ability to demonstrate that the E2F Decoy treatment is “reasonable and necessary” for the treatment of these grafts. In addition, there may be significant delays in obtaining adequate reimbursement amounts, which will adversely affect market acceptance.

For classification of physician services, the American Medical Association has developed a coding system known as the Current Procedural Terminology, or CPT. CPT codes are established by the American Medical Association and adopted by the Medicare program to describe and develop payment amounts for certain physician services. The Medicare physician fee schedule uses CPT codes (and other codes) as part of the determination of allowable payment amounts to physicians. In determining appropriate payment amounts for surgeons, CMS is likely to seek guidance from the appropriate surgical societies regarding the relative technical skill level and complexity of a new surgical procedure. Generally, the designation of a new procedure code for a new procedure using a new product does not occur until after FDA approval of the product used in the surgery. Codes are assigned by either the AMA (for CPT codes) or CMS (for Medicare-specific codes) and new codes usually become effective on January 1st of each year.

CMS is considering various proposals to change the methods and levels of reimbursement in Medicare. At this point, it is unclear whether the CMS proposals or Congressional legislation will become effective or the extent to which CMS’ proposed changes or the recently approved Congressional legislation will affect reimbursement for E2F Decoy.

We announced in May 2004 that CMS published a new ICD-9-CM procedure code for “pressurized treatment of venous bypass graft [conduit] with pharmaceutical substance” on its website at www.cms.hhs.gov, which will subsequently be published in the Federal Register. ICD-9-CM procedure codes are used to describe medical procedures performed by physicians and other healthcare providers.

Commercial Insurers’ Payment

In most private insurance plans, the medical benefits provisions include reimbursement for drugs administered during a medical procedure in the payment amount for the procedure itself. We expect the same reimbursement methodology to be used for E2F Decoy treatment during CABG surgery. If private insurers decide to cover E2F Decoy treatment as part of CABG surgery, they likely will reimburse for the drug in a variety of ways depending on the particular insurance plan and the contract they have negotiated with surgeons, hospitals and drug suppliers. Like Medicare, commercial insurers have the authority to place coverage limitations (for example, limitations on indications for use and utilization limits) on drugs like E2F Decoy.

Financial Information by Business Segment and Geographic Data

We operate in one segment, the discovery, development and commercialization of TF Decoys. During 2002 we did not have any revenues, and during 2003 and 2004 our only revenue was from our collaboration agreement with BMS. All of our long-lived assets are located in the United States.

Employees

As of December 31, 2004, we had 132 full time employees, 29 of whom hold Ph.D., M.D. or comparable degrees and 28 of whom hold other advanced degrees. Approximately 104 employees are engaged in research and development and 28 in business development, finance and other administrative functions. Our employees are not represented by any collective bargaining unit. We believe that we maintain good relations with our employees.

Executive Officers and Key Employees

Our executive officers and other key employees and their respective ages as of December 31, 2004 are:

Name	Age	Position
Executive Officers:
John P. McLaughlin	53	President, Chief Executive Officer and Director
Richard P. Powers	60	Vice President and Chief Financial Officer
Todd J. Lorenz, M.D.	51	Chief Medical Officer
Patrick A. Broderick	46	Vice President, General Counsel and Corporate Secretary
James Z. Huang	39	Senior Vice President, Commercial Operations and Business Development
Leslie M. McEvoy, Ph.D.	44	Senior Vice President, Research
Key Employees:
Nancy Donahue	38	Vice President, Cardiovascular Marketing
Daniel Gennevois, M.D.	50	Vice President, Medical Affairs
Patricia Oto, R.Ph.	44	Vice President, Regulatory and Quality Assurance
John X. Regan	49	Vice President, Manufacturing
Dorian Rinella	56	Vice President, Human Resources
Thomas Yonker	47	Vice President, Project and Alliance Management

Executive Officers

John P. McLaughlin has been our president and chief executive officer, and a member of our board of directors since January 2000. From December 1997 to September 1999, Mr. McLaughlin was president of Tularik Inc., a biopharmaceutical company. From September 1987 to December 1997, Mr. McLaughlin held a number of senior management positions at Genentech, Inc., a biopharmaceutical company, including executive vice president with responsibility for many commercial functions. From January 1985 to September 1987, Mr. McLaughlin was a partner at a Washington, D.C. law firm specializing in food and drug law. Mr. McLaughlin served as counsel to various subcommittees in the United States House of Representatives, where he drafted numerous measures that became FDA laws. Mr. McLaughlin is a co-founder and chairman of the board of directors of Eyetech Pharmaceuticals, Inc., a biopharmaceutical company. He received a B.A. in Government from the University of Notre Dame and a J.D. from the Catholic University of America.

Richard P. Powers has been our vice president and chief financial officer since October 2001. From March 1999 to August 2000, Mr. Powers served as executive vice president and chief financial officer of Eclipse Surgical Technologies, Inc., a medical device company. From February 1996 to March 1999, Mr. Powers served as executive vice president and chief financial officer of CardioGenesis Corporation, a medical device company. From January 1981 to August 1995, Mr. Powers held a number of senior management positions at Syntex Corporation, a biopharmaceutical company, including senior vice president and chief financial officer. Mr. Powers also currently serves on the board of directors of Airlease Management Services, Inc. Mr. Powers received a B.S. in Accounting from Canisius College and an M.B.A. from the University of Rochester, New York.

Todd J. Lorenz, M.D. has been our chief medical officer since May 2001. From 1994 to 2001, he was vice president of medical affairs at Cor Therapeutics, a biopharmaceutical company where he managed clinical development activities. From 1990 to 1994, he served as director of clinical development of Xoma Corporation, a biopharmaceutical company. From 1985 to 1990, he was in private practice, and also served as a clinical consultant for Highland General Hospital’s Department of Endocrinology in Oakland, California. Dr. Lorenz has a clinical appointment at the University of California, San Francisco School of Medicine. Dr. Lorenz received a

B.A. in Chemistry and an M.D. from Case Western Reserve School of Medicine. Dr. Lorenz completed his residency in internal medicine at the University of Texas, Southwestern and a fellowship in endocrinology at the University of California, San Francisco.

Patrick A. Broderick has been our vice president, general counsel and corporate secretary since July 2004. From 2002 to 2004, Mr. Broderick was vice president, secretary and general counsel of DaVita Inc., the largest independent provider of dialysis services in the United States. From 1999 to 2002, he served as general counsel of COR Therapeutics, Inc., a biotechnology company. From 1993 to 1998, Mr. Broderick served in a variety of in-house legal positions for McKesson Corporation, a drug wholesaler, including counsel to PCS Health Systems and Healthcare Delivery Systems, Inc. Prior to joining McKesson, he served as an attorney at the law firms of Morrison & Foerster and McCutchen, Doyle, Brown and Enersen. He received a B.A., summa cum laude, from Harvard College where he was elected to Phi Beta Kappa. Mr. Broderick received a J.D. from Yale Law School where he was an editor or the Yale Law Journal.

James Z. Huang has been promoted to senior vice president of commercial operations and business development in February 2005. Previously he was our vice president of business development and commercial operations from September 2002 to January 2005. From June 2000 to August 2002, Mr. Huang was vice president of business development and commercial operations of Tularik Inc., a biopharmaceutical company. From July 1995 to May 2000, Mr. Huang was product director of Avandia® and Diabetes and held positions in new product development and worldwide business development at SmithKline Beecham PLC, now GlaxoSmithKline, a pharmaceutical company. From July 1992 to June 1995, Mr. Huang held various positions in Bristol-Myers Squibb Company’s strategic product planning, managed care and sales and marketing organizations, and research and development positions at Alza Corporation, now part of Johnson & Johnson Company, a pharmaceutical company. Mr. Huang received a B.S. in Chemical Engineering from the University of California, Berkeley and an M.B.A. from the Stanford University Graduate School of Business.

Leslie M. McEvoy, Ph.D. has been promoted to senior vice president of research in February 2005. Previously Dr. McEvoy was our vice president of research from November 2000 to January 2005. From October 1997 to October 2000, Dr. McEvoy was program director of chemokine research and development and senior principal scientist in the department of immunobiology at DNAX Research Institute of Molecular and Cellular Biology, Inc. From 1992 to 1997, Dr. McEvoy was a senior research scientist and principal investigator at the Stanford University School of Medicine. Prior to 1992, Dr. McEvoy held research positions at Stanford School of Medicine, Lilly Research Laboratories, Pennsylvania State University and Clarkson University. Dr. McEvoy received a B.S. in Biology from Clarkson University and a Ph.D. in Molecular and Cell Biology from Pennsylvania State University.

Key Employees

Nancy Donahue has been our vice president of cardiovascular marketing since March 2004. From 1989 to 2004, Ms. Donahue held several positions with GlaxoSmithKline, a biopharmaceutical company, working in several product marketing positions, as well as strategic alliances and sales. Most recently, she served as executive director of Avandia® franchise marketing. Ms. Donahue holds a B.S. in Marketing from Saint Joseph’s University, Philadelphia, PA.

Daniel Gennevois, M.D. has been our vice president of medical affairs since August 2003. From June 2003 to July 2003, Dr. Gennevois served as senior medical director for Xoma Corporation. From June 2001 to June 2003, Dr. Gennevois served as executive director and vice president of clinical operations at Dynavax Technologies, a biopharmaceutical company. From March 1997 to May 2001, he was senior director of clinical research of Roche Bioscience, a subsidiary of F. Hoffmann-La Roche Ltd., a pharmaceutical company. From November 1995 to March 1997, he served as director of clinical research of Chiron Vaccines, a business unit of Chiron Corporation, a biopharmaceutical company. From June 1991 to November 1995, Dr. Gennevois served as director of medical research of Syntex Corporation, a biopharmaceutical company. From 1985 to 1991, he served as associate director of clinical and business development for American Bioproducts Co., and Scientific Manager for Porton Products. Dr. Gennevois received a Bachelor degree in Mathematics from Lycee Ampere (Lyon, France) and a Doctor of Medicine degree from the University of Lyon, Claude Bernard School of Medicine in Lyon, France. Dr. Gennevois completed clinical training in infectious disease at the Hospital Edouard Herriot, also in Lyon.

Patricia Oto, R.Ph. has been our vice president of regulatory and quality assurance since July 2001. From June 1997 to June 2001, Ms. Oto was senior director of regulatory affairs at Corixa, Inc., a biopharmaceutical company. From 1990 to 1997, Ms. Oto held various positions in the regulatory affairs and quality assurance departments at Genentech, Inc., including regulatory manager. From January 1984 to January 1990, Ms. Oto held various quality and manufacturing positions at Syntex Corporation and Summa Manufacturing Corporation. Ms. Oto received a B.S. in Pharmacy from the University of New Mexico College of Pharmacy, Albuquerque, New Mexico.

John X. Regan has been our vice president of manufacturing since December 2002. From January 1983 to December 2002, Mr. Regan held a number of management positions at Genentech, Inc., including senior director of manufacturing. From 1979 to 1983, Mr. Regan served as formulating chemist of SmithKline Diagnostics, a diagnostics company. Mr. Regan received a B.S. in Biology from the University of Massachusetts.

Dorian Rinella has been our vice president of human resources since February 2005. From 2003 to 2005, Ms. Rinella served as vice president, human resources and facilities at Kosan Biosciences. From 1991 to 2003, Ms. Rinella was employed by SUGEN, Inc. (now Pfizer Inc.), serving in several management positions including senior vice president of operations. Before joining SUGEN, Ms. Rinella held various positions in human resource management with Doric Development, a real estate development firm and Bio-Rad Laboratories, a manufacturer and distributor of life science research and clinical products.

Thomas Yonker has been our vice president of project and alliance management since January 2004. From 2001 to 2004 Mr. Yonker was senior director of project management at InterMune Inc., a biopharmaceutical company. From 1998 to 2001, Mr. Yonker was senior director of project management at Aviron (now Medimmune Inc.), a biopharmaceutical company. From 1994 to 1998, Mr. Yonker was director of project management at Alza Corporation (now Johnson & Johnson), a biopharmaceutical company. Prior to 1994, Mr. Yonker held various positions in project management and drug development at several biopharmaceutical companies. Mr. Yonker holds a B.S. degree in biomedical science and an M.B.A. from Western Michigan University, and a project management professional certification from the Project Management Institute.

Available Information

We make available, free of charge, through our Internet website, http://www.corgentech.com, our Annual Report on Form 10-K/A, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Item 2. Properties As of December 31, 2004, we leased an approximately 57,700 square foot facility in South San Francisco, California for our headquarters and as the base for marketing and product support operations and research and development activities. This lease expires in June 2006 and we have an option to extend this lease for four more years. In addition, we leased an approximately 2,700 square foot facility in West Conshohocken, Pennsylvania for our sales and marketing operations. This lease expires in June 2009. We also leased an approximately 3,000 square foot facility in South San Francisco, California. This lease expires in March 31, 2005. We believe that our current facilities will be sufficient to meet our needs through 2005.

Item 3. Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations. We are not currently involved in any material legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders in the fourth quarter of 2004.

PART II

Item 5. Market for the Registrant’s Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock has traded on the Nasdaq National Market under the symbol “CGTK” since February 12, 2004. As of March 1, 2005 there were approximately 164 stockholders of record of our common stock. The following table sets forth, for the periods indicated, the high and low bid quotations for our common stock as reported by the Nasdaq National Market.

	Common Stock
	High	Low
Year Ended December 31, 2004
February 12 through March 31	$21.20	$17.21
Second Quarter	$21.20	$14.25
Third Quarter	$17.89	$12.00
Fourth Quarter	$20.17	$7.70

Dividends

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, covenants in our debt instruments, and such other factors as the board of directors deems relevant.

Equity Compensation Plans

The information regarding securities authorized for issuance under our equity compensation plans required by this item will be contained in our definitive Proxy Statement with respect to our 2005 Annual Meeting of Stockholders, to be held on June 7, 2005, under the caption “Securities Authorized for Issuance Under Equity Compensation Plans,” and is incorporated herein by reference.

Use of Proceeds from the Sale of Registered Securities

Our initial public offering of common stock was effected through a Registration Statement on Form S-1 (File No. 333-110923) that was declared effective by the Securities and Exchange Commission on February 11, 2004 and a Registration Statement on Form S-1 filed pursuant to Rule 462 (File No. 333-112734) on February 12, 2004, pursuant to which we sold all 6,900,000 shares of our common stock registered. We expect to use the net proceeds of $100.8 million in our research and development efforts, product development activities, and general corporate activities.

Our initial public offering of common stock commenced on February 12, 2004 and was completed after all of the shares of common stock that were registered were sold. The managing underwriters in our initial public offering were Credit Suisse First Boston LLC, Lehman Brothers Inc., CIBC World Markets Corp. and Piper Jaffray & Co. The aggregate offering price of the 6,900,000 shares registered and sold was $110.4 million. Of this amount, $7.7 million was paid in underwriting discounts and commissions, and an additional $1.9 million of expenses was incurred, of which approximately $900,000 was incurred during the year ended December 31, 2003 and approximately $1.0 million was incurred during the year ended December 31, 2004. None of the expenses was paid, directly or indirectly, to directors, officers or persons owning 10 percent or more of our common stock, or to our affiliates.

We intend to use the net proceeds of the offering primarily for research and development of novel transcription factor decoys, to initiate, enroll and complete our clinical trials for E2F Decoy.

As of December 31, 2004, we had applied the estimated aggregated net proceeds of $100.8 million from our initial public offering as follows:

Working capital:	$73.1 million
Temporary investments:	$27.7 million

The foregoing amounts represent our best estimate of our use of proceeds for the period indicated. No such payments were made to our directors or officers or their associates, holders of 10 percent or more of any class of our equity securities or to our affiliates, other than payments to officers for salaries in the ordinary course of business.

Issuer Purchases of Equity Securities

During the fourth quarter of 2004, we did not repurchase any equity securities.

Item 6. Selected Financial Data

The following Selected Financial Data should be read in conjunction with “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Item 8. Financial Statements and Supplementary Data” included elsewhere in this Annual Report on Form 10-K/A.

	Years Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands, except share and per share data)
Statements of Operations Data:
Contract revenue, related party	$—	$—	$—	$8,678	$36,382
Operating expenses:
Research and development	1,333	8,068	21,536	46,004	62,997
General and administrative	781	2,374	3,206	6,067	15,013

Total operating expenses	2,114	10,442	24,742	52,071	78,010

Loss from operations	(2,114)	(10,442)	(24,742)	(43,393)	(41,628)
Interest and other income	57	349	471	416	1,918
Interest and other expense	—	—	(1,376)	(20,190)	(138)

Net loss	(2,057)	(10,093)	(25,647)	(63,167)	(39,848)

Preferred stock deemed dividend	—	—	—	(14,407)	—

Net loss attributable to common stockholders	$(2,057)	$(10,093)	$(25,647)	$(77,574)	$(39,848)

Basic and diluted net loss attributable to common stockholders	$(2.69)	$(6.10)	$(14.38)	$(37.90)	$(1.63)

Shares used in computing basic and diluted net loss attributable to common stockholders	765,290	1,653,631	1,783,564	2,046,944	24,499,022

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$4,626	$2,718	$28,586	$54,590	$115,178
Working capital	4,183	1,931	24,424	47,016	108,417
Total assets	5,014	4,102	31,238	69,323	131,548
Long-term debt	—	—	—	627	192
Convertible preferred stock	7,456	15,370	64,351	114,332	—
Accumulated deficit	(3,050)	(13,143)	(38,790)	(101,957)	(141,805)
Total stockholders’ equity (deficit)	(2,960)	(12,863)	(38,253)	(78,818)	105,134

See Note 2 to our financial statements for a description of the method used to compute pro forma basic and diluted net loss per common share and shares used in computing pro forma basic and diluted net loss per common share.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis in conjunction with “Item 6. Selected Financial Data,” and “Item 8. Financial Statements and Supplementary Data” included elsewhere in this Annual Report on Form 10-K/A.

Overview

We are creating a pipeline of novel therapeutics based on our proprietary transcription factor decoy, or TF decoy, technology. We evaluated our lead product candidate, E2F Decoy, a combination drug and delivery device, in two Phase 3 clinical trials during 2004 for the prevention of vein graft failure. The first of the two Phase 3 trials, called PREVENT III, which evaluated E2F Decoy in patients undergoing peripheral bypass graft surgeries (in the leg), did not meet its primary or secondary endpoints. The second of the two Phase 3 trials, called PREVENT IV, is evaluating patients undergoing coronary artery bypass graft, or CABG, surgeries. We and BMS are planning to meet by the end of March 2005 with the Food and Drug Administration, or FDA, prior to unblinding the data from PREVENT IV. Whether we unblind and announce our PREVENT IV data prior to the end of March, as was previously anticipated, will depend on the timing and results of our meeting with the FDA. We are also developing E2F Decoy for the prevention of arterio-venous, or AV, graft failure and completed enrollment of a Phase 1/2 clinical trial for this indication in late 2004. E2F Decoy has received Fast Track designation from the U.S. Food and Drug Administration, or FDA, for both the prevention of vein graft failure and AV graft failure. In October 2003, we entered into a worldwide collaborative agreement with Bristol-Myers Squibb Company, or BMS, for the development and commercialization of E2F Decoy for all indications. We have an additional TF Decoy in clinical development for the treatment of eczema and preclinical development for the treatment of other inflammatory diseases and an additional TF decoy in pre-clinical development for the treatment of cancer.

We are focused on the discovery, development and commercialization of a new class of therapeutics called transcription factor decoys. Our TF decoys are synthetically manufactured short strands of DNA that specifically bind to and block the activity of their target transcription factors. Transcription factors are specialized DNA-binding proteins and are widely recognized as excellent therapeutic targets because they control gene expression and biological processes. Because abnormal gene expression is a fundamental cause of many diseases, controlling the regulators, the transcription factors, offers an attractive therapeutic approach. We believe that TF decoys may offer advantages over existing therapeutic approaches because a single TF decoy can target multiple genes involved in a specific disease process. We are focused on TF decoys initially for the treatment of cardiovascular disease, inflammatory disease, such as eczema, and cancer.

We were incorporated in January 1999. Since our inception, our only revenues have been derived from our recent collaboration with Bristol-Myers Squibb Company, or BMS, and we have incurred significant losses each year. We have funded our operations since inception primarily through the private placement of equity securities. We generated net losses of $25.6 million, $63.2 million and $39.8 million in the years ended December 31, 2002, 2003 and 2004, respectively. We had an accumulated deficit of $141.8 million as of December 31, 2004 and will need to generate significant revenues to achieve and then maintain profitability.

In October 2003, we entered into global collaboration agreements with BMS for the development and commercialization of E2F Decoy for all indications. We and BMS will co-promote E2F Decoy in the United States and share equally in profits and losses. We have granted BMS the exclusive right to commercialize E2F Decoy outside the United States pursuant to a royalty-bearing license. Under our agreements with BMS, BMS is obligated to fund a majority of the ongoing development costs associated with E2F Decoy.

In September 2004, we licensed a novel peptide delivery system from Cyclacel Limited, or Cyclacel, for potential use in assisting in the systemic delivery of TF Decoys. The license grants us use of Cyclacel’s proprietary Penetratin delivery technology with TF Decoys. We paid Cyclacel an up-front payment and will pay Cyclacel milestone payments and royalties if licensed products are commercialized.

In December 2004, we entered into an agreement with Avecia Limited for the manufacture of: (a) E2F single strand intermediates, (b) NF-kB Decoy single strand intermediates and hybridized duplex products, and (c) HIF-Decoy single strand intermediates. We paid Avecia an up-front payment of $1.6 million and will pay Avecia up to an additional of $3.1 million plus reimbursement for raw materials upon the achievement of certain manufacturing and product delivery milestones.

On March 11, 2005 we and Avecia Limited amended our December 27, 2004 agreement for the manufacture of: (a) E2F single strand intermediates, (b) NF-kB Decoy single strand intermediates and hybridized duplex products, and (c) HIF-Decoy single strand intermediates. The amendment extended by one month the period during which Avecia would manufacture certain materials for an additional payment by us of $1.6 million plus reimbursement for raw materials. The agreement was previously amended on March 4, 2005 to specify the amount of reimbursement to be paid by us for previously used raw materials. The agreement does not provide for the production of material for commercial sale.

Financial Operations Overview

Revenues

We have not generated any revenues from sales of commercial products since our inception and do not expect to generate any revenue, other than contract revenues and milestone payments, until at least the end of 2005. BMS will have the right to record all United States product sales.

Research and Development Expenses

Research and development expenses represent costs incurred for the discovery of novel TF decoys, our preclinical and clinical trials, activities relating to regulatory filings and manufacturing development efforts. We utilize a combination of internal resources and independent contractors to manage our clinical trials. The manufacturing activities related to product for clinical trials are conducted by third parties. We expense our research and development costs as they are incurred.

The following table shows the allocation of research and development expenses to E2F Decoy and all other activities.

	Year Ended December 31,
	2002	2003	2004
	(in thousands)
E2F Decoy	$17,182	$41,218	$48,175
NF-kB Decoy	1,083	482	6,463
Other activities	3,271	4,304	8,359

Total research and development expenses	$21,536	$46,004	$62,997

During the years ended December 31, 2002 and 2003 and 2004, we incurred research and development expenses totaling $130.5 million. Of this amount, approximately $106.6 million was spent on activities required to advance the development of our clinical product candidate, E2F Decoy, through full enrollment of Phase 3 clinical trials. The remaining amount of $23.9 million was expended primarily on employee costs, supplies and materials and infrastructure related to chemistry and related functions associated with our early stage research activities.

During the year ended December 31, 2004, we incurred research and development expenses for E2F Decoy of approximately $48.2 million. In October 2003, we entered into our collaboration agreement with BMS, under which BMS is obligated to fund a majority of the ongoing costs of developing E2F Decoy for graft failure. During the year ended December 31, 2004, we recorded approximately $28.7 million in reimbursable expenses due from BMS, as contract revenue, related party. We currently have two clinical product candidates, E2F Decoy and NF-kB Decoy. We and BMS are planning to meet by the end of March 2005 with the FDA prior to unblinding the data from PREVENT IV. Whether we unblind and announce the PREVENT IV data prior to the end of March, as was previously anticipated, will depend on the timing and results of our meeting with the FDA. Until we meet with the FDA and unblind the data, we cannot forecast the results of the Prevent IV trial nor accurately estimate the expenses to complete the development of E2F Decoy.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other related costs for personnel in executive, finance, accounting, facilities, other general corporate activities and non-cash stock compensation.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies relating to revenue recognition, stock compensation and clinical trial accounting are most critical to a full understanding and evaluation of our reported financial results.

Revenue Recognition

Revenues associated with our collaboration with BMS consist of non-refundable, up-front license fees and reimbursement of development expenses.

We use revenue recognition criteria outlined in Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” and “Staff Accounting Bulletin No. 104, Revenue Recognition” and Emerging Issues Task Force, or EITF Issue 00-21 “Revenue Arrangements with Multiple Deliverables,” or EITF 00-21. Accordingly, we recognize revenues from licensing agreements based on the performance requirements of the agreement. Non-refundable up-front fees, where we have an ongoing involvement or performance obligation, are generally recorded as deferred revenue in the balance sheet and amortized into license fees in the statements of operations over the estimated term of the performance obligation.

To date we have received $25.0 million from BMS in non-refundable up-front fees in consideration for license and distribution rights of E2F Decoy. In determining the term of performance obligation, we took into account the estimated period to complete clinical trials and receive regulatory approvals for commercialization of E2F Decoy in CABG and AV grafts based upon the most recent development plans for each product. If such plans are modified, the timing of recognition of deferred revenue will change. In addition, the manufacturing and co-promotion arrangements were not considered to be deliverables as defined under EITF 00-21.

Stock Compensation

We account for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and have adopted the disclosure-only provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. We have elected to continue to follow the intrinsic value method of accounting as prescribed by APB No. 25. The information regarding net loss as required by SFAS No. 123, presented in Note 1 to our financial statements, has been determined as if we had accounted for our employee stock options under the fair value method of that statement. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

Stock compensation expense, which is a non-cash charge, results from stock option grants at exercise prices below the deemed fair value of the underlying common stock. Stock compensation is amortized on a straight-line basis over the vesting period of the underlying option, generally four years. From inception through December 31, 2004, we recorded deferred stock compensation expense of $23.7 million which is amortized over the vesting period of the options. At December 31, 2004, we had a total of $17.0 million remaining to be amortized. The total unamortized deferred stock compensation is expected to be amortized as follows: $7.7 million during the year ending December 31, 2005, $5.1 million during the year ending December 31, 2006, $4.2 million during the year ending December 31, 2007 and $33,500 during the year ending December 31, 2008.

Clinical Trial Accounting

We record accruals for estimated clinical study costs, comprising payments for work performed by contract research organizations and participating hospitals. These costs are a significant component of research and development expenses. We accrue costs for clinical studies performed by contract research organizations based on estimates of work performed under the contracts. Costs of setting up hospital sites for participation in trials are accrued immediately. Hospital costs related to patient enrollment are accrued as patients are entered in the trial. Payments to hospitals for post-surgery patient angiograms are accrued at the time of the performance of the angiogram.

Results of Operations

Year Ended December 31, 2003 Compared to Year Ended December 31, 2004

Contract Revenue, Related Party. Contract revenue, related party was $8.7 million for the three months and for the year ended December 31, 2003 and $36.4 million for the year ended December 31, 2004. The higher revenue in 2004 was primarily attributable to reimbursement by BMS of $21.7 million in expenses associated with E2F Decoy research and development and revenue recognition of $5.9 million of deferred revenue.

Research and Development Expenses. Research and development expenses increased from $46.0 million for the year ended December 31, 2003 to $63.0 million for the year ended December 31, 2004. The increase in research and development expenses of $17.0 million was primarily the result of an increase of $7.6 million in payroll and non-cash compensation expenses, $4.3 million in expenses associated with manufacturing development activities, and $3.4 million in expenses associated with the research development of new drug candidates.

General and Administrative Expenses. General and administrative expenses increased from $6.1 million for the year ended December 31, 2003 to $15.0 million for the year ended December 31, 2004. The increase of $8.9 million was primarily attributable to an increase of $4.0 million in payroll and non-cash stock compensation expenses, $3.6 million in expenses associated with developing the infrastructure necessary to support the potential commercialization of E2F Decoy, and $1.3 million in costs associated with becoming a publicly-traded company in 2004.

Interest and Other Income. Interest and other income increased from $416,000 for the year ended December 31, 2003 to $1.9 million for the year ended December 31, 2004 as a result of higher average cash, cash equivalent and short-term investment balances from proceeds from our initial public offering.

Interest and Other Expense. Interest and other expense decreased from $20.2 million for the year ended December 31, 2003 to $138,000 for the year ended December 31, 2004. Interest expense for the year ended December 31, 2004 decreased due to the decrease in non-cash interest expense from the bridge loan in 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2003

Contract Revenue, Related Party. Contract revenue, related party was $0 for the year ended December 31, 2002 and $8.7 million for the year ended December 31, 2003. The increase in revenue was primarily attributable to the reimbursement by BMS of $6.9 million in expenses associated with E2F Decoy research and development and the recognition of $1.7 million of deferred revenue.

Research and Development Expenses. Research and development expenses increased from $21.5 million for the year ended December 31, 2002 to $46.0 million for the year ended December 31, 2003. The increase in research and development of $24.5 million was primarily the result of an increase of $10.3 million in expenses associated with the expansion of our clinical development programs relating to E2F Decoy, $10.0 million in expenses associated with manufacturing development activities, and higher payroll and non-cash stock compensation expenses of $2.8 million as we increased our personnel.

General and Administrative Expenses. General and administrative expenses increased from $3.2 million for the year ended December 31, 2002 to $6.1 million for the year ended December 31, 2003. The increase of $2.9 million was primarily attributable to higher payroll and non-cash stock compensation expenses and related expenses of $2.2 million as we increased our personnel and $617,000 related to increased legal and patent expenses.

Interest and Other Income. Interest and other income decreased from $471,000 for the year ended December 31, 2002 to $416,000 for the year ended December 31, 2003 as a result of lower average cash balances.

Interest and Other Expense. Interest and other expense increased from $1.4 million for the year ended December 31, 2002 to $20.2 million for the year ended December 31, 2003. Interest expense for the year ended December 31, 2003 included a charge of $5.5 million related to the estimated fair value of warrants issued in conjunction with convertible notes issued in September and October 2003 and an associated beneficial conversion feature on these notes of $14.5 million.

Income Taxes

At December 31, 2004, we had net operating loss and research carryforwards for federal income taxes of $93.7 million and $6.0 million, respectively. If not utilized, federal net operating loss carryforwards will begin to expire in 2007. Our utilization of the net operating loss and tax credit carryforwards may be subject to annual limitations pursuant to Section 382 of the Internal Revenue Code, and similar state provisions, as a result of changes in our ownership structure. The annual limitations may result in the expiration of net operating losses and credits prior to utilization.

At December 31, 2002, 2003 and 2004, we had deferred tax assets representing the benefit of net operating loss carryforwards and certain start-up costs capitalized for tax purposes. We did not record a benefit for the deferred tax assets because realization of the benefit was uncertain and, accordingly, a valuation allowance is provided to offset the deferred tax assets.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have financed our operations primarily through the issuance of equity securities, capital equipment financing and payments from BMS pursuant to our recent collaboration. At December 31, 2004, we had $115.2 million in cash, cash equivalents and short-term investments and had $668,000 of restricted cash pledged as collateral for letters of credit for our leased facilities. In February 2004, we issued 6,900,000 shares of common stock at $16.00 per share upon the closing of our initial public offering in which we raised approximately $100.8 million, net of underwriting discounts and commissions and estimated expenses.

Pursuant to our collaboration agreement, BMS has agreed to fund a majority of ongoing development costs incurred towards the development of E2F Decoy for the prevention of bypass graft failure and prevention of AV graft failure. We believe that our available cash, cash equivalents and short-term investments and expected reimbursements of development costs from BMS will be sufficient to fund anticipated levels of operations through at least mid-2006.

Cash Flows

Net cash used in operating activities was $39.0 million for 2004. This consisted primarily of a net loss for the period of $39.8 million plus decrease in deferred revenue, accrued clinical trial liabilities, and increase in prepaid expenses and contract revenue receivable of $11.4 million, partially offset by an non-cash compensation expense, depreciation and amortization expenses, decrease in other long-term assets, increase in accounts payable and other accrued liabilities of $12.0 million. Cash used in investing activities of $100.4 million in 2004, consisted primarily of net purchase of marketable securities of $98.3 million plus the purchases of property and equipment of $2.1 million. Net cash provided by financing activities of $102.2 million during 2004 was due primarily to receipt of net proceeds of $100.8 million from the sale of common stock in our initial public offering in February 2004 and proceeds of $3.1 million from the exercise of warrants, stock options and the purchase of shares through our Employee Stock Purchase Plan. These proceeds were offset by repayments of debt of $421,000 and the decrease of bank overdraft of $1.3 million.

Net cash used in operating activities increased from $20.0 million in 2002 to $25.8 million in 2003 and $39.0 million in 2004. The increase in cash used in operating activities from 2002 to 2003 and from 2003 to 2004 was due to continued expansion of research and development activities and clinical trial costs.

Net cash provided by/used in investing activities changed from cash used of $14.8 million for 2002 to cash provided of $14.8 million in 2003 to cash used of $100.4 million. The increase in net cash provided by investing activities from 2002 to 2003 is primarily due to sales of short-term investments of $16.9 million. The decrease in net cash provided by investing activities from 2003 to 2004 is primarily due to net purchases of short-term investments of $114.2 million.

Net cash provided by financing activities increased from $47.5 million in 2002 to $52.4 million in 2003 and $102.2 million in 2004. The increase in cash provided by financing activities from 2002 to 2003 was primarily due to incremental proceeds of $15.5 million from the issuance of bridge loans, issuances of preferred stock and issuances of equipment loans. The increase in cash provided by financing activities from 2003 to 2004 was primarily due to proceeds of $100.8 million from our initial public offering, and proceeds of $3.1 million from the exercise of warrants, stock options and the purchase of shares through our Employee Stock Purchase Plan.

Credit Facility

In February 2003, we entered into an equipment line of credit with GE Capital Corporation providing funding of up to $1.5 million. At December 31, 2004, we had drawn down $1.4 million on the line of credit. Amounts under the line of credit are secured by the equipment purchased.

Operating Capital and Capital Expenditure Requirements

We expect to devote substantial resources to continue our research and development efforts and to expand our sales, marketing and manufacturing programs associated with the commercialization and launch of E2F Decoy and our future products.

We do not expect to generate significant additional funds, other than reimbursements and milestone payments that we receive from our collaboration with BMS, until we successfully obtain marketing approval for and begin selling E2F Decoy. We believe that the key factors that will affect our internal and external sources of cash are:

•	our ability to successfully obtain marketing approval for and to commercially launch E2F Decoy;

•	the success of our other clinical and preclinical development programs;

•	the receptivity of the capital markets to financings by biotechnology companies; and

•	our ability to maintain our collaboration with BMS and enter into other strategic collaborations with biotechnology and pharmaceutical companies and the success of such collaborations.

If our available cash, cash equivalents and short-term investments, net proceeds from our initial public offering, expected reimbursements of development costs and the first regulatory milestone payment from BMS (payable upon our first U.S. New Drug Application filing for E2F Decoy) are insufficient to satisfy our liquidity requirements or if we develop or acquire additional product candidates, we may need to raise additional external funds through the sale of additional equity or debt securities. The sale of additional equity and debt securities may result in additional dilution to our stockholders. Additional financing may not be available in amounts or on terms acceptable to us or at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could harm our business.

Contractual Obligations

Our outstanding contractual obligations relate to our equipment debt financings, facilities leases, and obligations under our agreement with our third-party contract manufacturer. Our contractual obligations as of December 31, 2004 were as follows (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less than One Year	One to Three Years	Four to Five Years	After Five Years
Equipment financing	$0.7	$0.5	$0.2	$—	$—
Operating leases	3.5	2.1	1.4	—	—
Manufacturing development agreement	3.1	3.1	—	—	—

Total contractual cash obligations	$7.3	$5.7	$1.6	$—	$—

The contractual summary above reflects only payment obligations that are fixed and determinable. We also have contractual payment obligations, the timing of which is contingent on future events. We are obligated to make certain payments under our license agreements with The Board of Trustees of the Leland Stanford Junior University and The Brigham and Women’s Hospital, Inc. if milestones relating to the development and regulatory approval of E2F Decoy are achieved. In addition, if E2F Decoy is successfully commercialized we will pay royalties and pursuant to these license agreements. We are obligated to make annual license, milestone and royalty fee payments under our license agreement with Cyclacel for the licensed Penetratin® Endonuclear Delivery System. We are obligated to make certain payments under our agreement with Avecia Limited upon the achievement of certain manufacturing and product delivery milestones. Upon completion of the manufacturing program, but in no event later than March 31, 2005, we will notify Avecia Limited of our intention to continue future manufacturing of the products at Avecia Limited’s facility in Grangemouth, Scotland. The agreement shall continue until the completion of the manufacturing program and may be terminated by either party at any time prior to completion of the program with 30 days notice. Please see “Business—License Agreements” and “Business—Manufacturing” for a further description of these agreements.

On March 11, 2005 we and Avecia Limited amended our December 27, 2004 agreement for the manufacture of: (a) E2F single strand intermediates, (b) NF-kB Decoy single strand intermediates and hybridized duplex products, and (c) HIF-Decoy single strand intermediates. The amendment extended by one month the period during which Avecia would manufacture certain materials for an additional payment by us of $1.6 million plus reimbursement for raw materials. The agreement was previously amended on March 4, 2005 to specify the amount of reimbursement to be paid by us for previously used raw materials. The agreement does not provide for the production of material for commercial sale.

We have also entered into letters of credit totaling $638,000 securing our operating lease obligations.

Off-Balance Sheet Arrangements

At December 31, 2003 and 2004, we did not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purposes entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), “Share-Based Payment”, or FAS 123R, which replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, or SFAS 123, and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123, no longer will be an alternative to financial statement recognition. We are required to adopt SFAS 123R in our third quarter of fiscal 2005, beginning July 1, 2005. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We are evaluating the requirements of SFAS 123R and we expect that the adoption of SFAS 123R will have a material impact on our consolidated results of operations and earnings per share. We have not yet determined the method of adoption or the effect of adopting SFAS 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Issue’s objective is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position (FSP) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until further notice. The disclosure requirements of EITF 03-1 are effective with this annual report for fiscal 2004. Once the FASB reaches a final decision on the measurement and recognition provisions, we will evaluate the impact of the adoption of the accounting provisions of EITF 03-1.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is principally limited to our cash equivalents and investments that have maturities of less than two years. We maintain an investment portfolio of investment grade, liquid debt securities that limits the amount of credit exposure to any one issue, issuer or type of instrument. The securities in our investment portfolio are not leveraged, are classified as available-for-sale and are therefore subject to interest rate risk. We currently do not hedge interest rate exposure. If market interest rates were to increase by 100 basis points, or 1 percent from December 31, 2004 levels, the fair value of our portfolio would decline by approximately $405,000. The modeling technique used measures the change in fair values arising from an immediate hypothetical shift in market interest rates and assumes ending fair values include principal plus accrued interest.

BUSINESS RISKS

Risks Related to Our Business

We will depend heavily on the success of our lead product candidate, E2F Decoy, which is still in development. If we are unable to commercialize E2F Decoy or experience significant delays in doing so, we may have to cease operations.

We have invested a significant portion of our time and financial resources since our inception in the development of E2F Decoy. We anticipate that in the near term our ability to generate revenues will depend solely on the successful development, approval and commercialization of E2F Decoy. If we are not successful in the completion of clinical trials for the development, approval and commercialization of E2F Decoy, we may never generate any revenues and may be forced to cease operations. All of our other product candidates are in preclinical development, and we do not expect to seek regulatory approval of these products for many years, if at all.

The commercial success of E2F Decoy will depend upon successful completion of clinical trials, manufacturing commercial supplies, obtaining marketing approval, successfully launching the product and acceptance of the product by the medical community and third party payors as clinically useful, cost-effective and safe. The primary and secondary endpoints of our Phase 3 clinical trial in PBG failed to show a benefit in the edifoligide treated group compared to the placebo group. If the data from our Phase 3 clinical trail in CABG is not satisfactory, we may not proceed with our planned filing of an application for approval.

Our E2F Decoy consists of a drug and a delivery device, both of which must be approved to commercialize E2F Decoy. Even if we file an application for approval with satisfactory clinical data, the FDA may not accept our filing, or may request additional information, including data from additional clinical trials. The FDA may also approve the device but not the drug or vice versa, may approve E2F Decoy for very limited purposes with many restrictions on its use, may delay approval, or ultimately, may not grant marketing approval for E2F Decoy. Even if we do receive the approval of the FDA, we may be unable to gain market acceptance by the medical community and third-party payors.

If BMS terminates our collaboration, or if there are any adverse developments in our relationship with BMS, we could be prevented from successfully commercializing E2F Decoy.

In October 2003, we entered into agreements with BMS relating to the development, regulatory approval and commercialization of E2F Decoy. Based on the terms of our collaboration, we expect to receive significant development funding and milestone payments from BMS. BMS may terminate the collaborative agreement upon six months prior notice, after which BMS will not be obligated to fund our development and commercialization costs or make milestone payments. The collaboration is governed by a joint steering committee, consisting of an equal number of representatives of us and BMS. There are also working groups with representation from both parties that have responsibility over development and regulatory, manufacturing, finance and commercialization matters. Ultimate decision-making authority is vested in us as to some matters and in BMS as to other matters. A third category of decisions requires the approval of both us and BMS. Outside the United States, ultimate decision-making authority as to most matters is vested in BMS. Any loss of BMS as a commercial partner for E2F Decoy, dispute over the terms of the collaboration, disagreements over decisions made with respect to the collaboration or other adverse developments in our relationship with BMS would harm our business and would require us to seek additional capital.

We have limited manufacturing capabilities and manufacturing personnel and expect to depend on third parties to manufacture E2F Decoy and any future products. We are dependent on single suppliers for E2F Decoy intermediates and components of the pressure device used to administer E2F Decoy.

We have limited personnel with experience in, and we do not own facilities for, manufacturing any clinical or commercial products. We rely on third parties to supply us with E2F Decoy and its related device for our clinical trials. In December 2004, we entered into an agreement with Avecia Limited for the manufacture of: (a) E2F single strand intermediates, (b) NF-kB Decoy single strand intermediates and hybridized duplex products, and (c) HIF-Decoy single strand intermediates. On March 11, 2005 we and Avecia Limited amended our December 2004 agreement for the manufacture of: (a) E2F single strand intermediates, (b) NF-kB Decoy single strand intermediates and hybridized duplex products, and (c) HIF-Decoy single strand intermediates. The amendment extended by one month the period during which Avecia would manufacture certain materials for an additional payment by us of $1.6 million plus reimbursement for raw materials. The agreement was previously amended on March 4, 2005 to specify the amount of reimbursement to be paid by us for previously used raw materials. The agreement does not provide for the production of material for commercial sale. We do not have agreements with these third parties which obligate them to provide us with any products for future commercial sales. There are a limited number of manufactures that are capable of manufacturing the active ingredient of E2F Decoy or its related device and are willing to do so. If we are unable, for whatever reason, to obtain E2F Decoy and its related device from these suppliers, we may not be able to obtain alternate manufacturers in a timely manner, if at all, to meet our requirements for clinical trials and, subject to receipt of regulatory approvals, commercial sale. We also depend on third-party contract laboratories to perform quality control testing of E2F Decoy and its device.

In order to produce E2F Decoy in the quantities that we anticipate will be required to meet anticipated market demand, we need to increase, or scale up, the production process by a significant factor over the current level of production of the active pharmaceutical ingredient. If we are unable to do so, we may not be able to produce E2F Decoy in sufficient quantities to meet the requirements for the launch of the product or to meet future demand. In addition, if the scaled up production process is not efficient, our gross margins may be reduced.

We may in the future elect to manufacture certain of our products in our own manufacturing facilities. We would need to invest additional funds and recruit qualified personnel in order to build or lease and operate any manufacturing facilities.

If our third-party manufacturers’ facilities do not follow current good manufacturing practices, our product development and commercialization efforts may be harmed.

There are a limited number of manufacturers that operate under the FDA’s and European Union’s good manufacturing practices regulations and are capable of manufacturing E2F Decoy. Our third-party manufacturers may encounter difficulties in achieving quality control and quality assurance and may experience shortages of qualified personnel. A failure of our third-party manufacturers to follow current good manufacturing practices or other regulatory requirements and to document their adherence to such practices may lead to significant delays in the availability of products for commercial use or clinical study, the termination of, or hold on a clinical study, or may delay or prevent filing or approval of marketing applications for our products. In addition we could be subject to sanctions being imposed on us, including fines, injunctions and civil penalties. Changing manufacturers may require revalidation of the manufacturing process and procedures in accordance with FDA mandated current good manufacturing practices and will require FDA approval. This revalidation may be costly and time consuming. If we are unable to arrange for third-party manufacturing of our products, or to do so on commercially reasonable terms, we may not be able to complete development of our products, including E2F Decoy, or market them.

Our competitors currently offer and may develop therapies that reduce the size of our markets.

There are a growing number of approved therapies for the prevention or treatment of cardiovascular disease and end stage renal disease, or ESRD. These include cholesterol lowering agents, agents to prevent or disrupt blood clots, drug eluting stents, balloon angioplasty, arterial bypass grafts and synthetic conduits used for bypass and use of AV fistulae to provide vascular access for ESRD patients. Some or all of these treatments could reduce the size of the CABG and AV graft markets. These treatments are marketed by major pharmaceutical and/or medical device companies. In particular, drug eluting stents were only approved for use in 2003 and could potentially result in a significant decrease in bypass graft procedure volumes. Two drug eluting stents have been approved in the United States and are being marketed by Johnson & Johnson and Boston Scientific Corporation, two companies with significant financial and marketing resources. In February 2004, Guidant Corporation and Johnson & Johnson announced a co-promotion agreement pursuant to which Guidant will co-promote Johnson & Johnson’s CYPHER drug eluting stent. In addition, various other treatments for cardiovascular disease are in various stages of preclinical or clinical testing by other companies. These therapies could also affect the size of the CABG and/or AV graft markets or could result in pricing pressure if we receive marketing approval for E2F Decoy.

If we fail to obtain an adequate level of reimbursement for our products by third-party payors, there may be no commercially viable markets for our products or the markets may be much smaller than expected.

The availability and levels of reimbursement by governmental and other third party payors affect the market for our products. The efficacy, safety and cost-effectiveness of our products as well as the efficacy, safety and cost-effectiveness of any competing products will determine the availability and level of reimbursement. These third-party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for healthcare products and services. In certain countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our products, including E2F Decoy, to other available therapies. If reimbursement for our products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, our revenues would be reduced.

Because E2F Decoy treatment occurs during bypass graft surgery, and many of these patients are over 65 years of age and likely to be covered by Medicare, we will seek to have the level of reimbursement for bypass surgery incorporating E2F Decoy treatment increased by the Centers for Medicaid and Medicare Services, or CMS. CMS is the federal agency that administers Medicare and makes coverage and reimbursement decisions for Medicare beneficiaries. This is a time consuming and expensive process. In addition, many private insurers adopt CMS’ coverage and reimbursement decisions for their insureds. If CMS does not increase the level of reimbursement to hospitals associated with E2F Decoy treatment on a timely basis, or at all, or establishes an unsatisfactory level of reimbursement, E2F Decoy may never obtain market acceptance or generate meaningful revenues.

The Fast Track designation for development of E2F Decoy may not actually lead to a faster development or regulatory review or approval process.

If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA Fast Track designation. Marketing applications filed by sponsors of products in fast track development may qualify for expedited review under policies or procedures offered by the FDA, but the Fast Track designation does not assure such qualification. We have been granted Fast Track designation from the FDA for E2F Decoy for the prevention of bypass graft failure and AV graft failure. E2F Decoy’s Fast Track designation may be withdrawn by the FDA if the FDA believes that it is no longer supported by data from our clinical development program. In addition, E2F Decoy’s Fast Track designation does not guarantee that we will be able to take advantage of the expedited review procedures and does not increase the likelihood that the FDA will ultimately approve E2F Decoy.

If our preclinical tests or clinical trials with respect to our TF decoys for bypass graft failure, AV graft failure, inflammatory diseases or cancer do not meet safety or efficacy endpoints in these evaluations, or if we experience significant delays in these tests or trials, our ability to commercialize products and our financial position will be impaired.

Clinical development, including preclinical testing, is a long, expensive and uncertain process and is subject to delays. It may take us several years to complete our testing, and failure can occur at any stage of testing. Patient enrollment in future clinical trials and completion of patient follow-up in our current Phase 3 clinical trial depends on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the study and patient compliance. Delays in patient enrollment or failure of patients to continue to participate in a study may cause an increase in costs and delays, or result in the failure of the trial.

The results of preclinical or clinical studies do not necessarily predict future clinical trial results, and acceptable results in early studies might not be seen in later studies. Any preclinical or clinical test may fail to produce results satisfactory to the FDA or foreign regulatory authorities. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Drug-related adverse events during a clinical trial could cause us to repeat a trial, terminate a trial or cancel the program. In addition, we are required by the FDA to conduct additional preclinical studies, including toxicology, while our clinical studies are ongoing.

We have a limited operating history and if we do not generate significant revenues, we will not be able to achieve profitability.

We do not have any products approved for marketing. We have a limited history of operations and have focused primarily on clinical trials of E2F Decoy. We have incurred net losses since our inception. As of December 31, 2004, we had an accumulated deficit of approximately $141.8 million. We expect to incur substantial net losses to further develop and commercialize E2F Decoy and do not know whether or when we will become profitable. If we are unable to generate significant revenues from E2F Decoy or attain profitability, we will not be able to sustain our operations.

We will need additional financing, which may be difficult to obtain. If we fail to obtain necessary financing or do so on unattractive terms, our development programs and other operations could be harmed.

We will require substantial funds to conduct development, including preclinical testing and clinical trials of our potential products including E2F Decoy. We expect that our existing cash, cash equivalents and short-term investments will be sufficient to fund our planned operations through at least mid-2006. BMS will fund a majority of the ongoing development costs we incur for the development of E2F Decoy for CABG and AV graft failure. We expect to increase our spending significantly as we expand our infrastructure, development programs and commercialization activities and our future capital requirements will depend on many factors, including:

•	the success of our collaboration with BMS;

•	the scope and results of our E2F Decoy clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals for E2F Decoy;

•	the cost of E2F Decoy manufacturing activities;

•	the cost of E2F Decoy commercialization activities, including marketing, sales and distribution;

•	the advancement of our NF-k B Decoy and cancer decoys into development; and

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the results of such litigation.

Additional financing may not be available when we need it or may not be available on favorable terms. If we are unable to obtain adequate funding on a timely basis, we may be required to significantly curtail one or more of our research, development or commercial programs. We could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates or products which we would otherwise pursue on our own. If we raise additional funds by issuing equity securities, our then-existing stockholders will experience dilution and the terms of any new equity securities may have preference over our common stock.

Our products are based on a new technology, TF decoys, and we have only limited experience in regulatory affairs, which may affect our ability or the time required to obtain necessary regulatory approvals.

All of our product candidates, including E2F Decoy, are based on our TF decoy technology. Because there are currently no approved products based on this technology, the regulatory requirements governing this type of product may be more rigorous or less clearly established than for already approved classes of therapeutics. We must provide the FDA and foreign regulatory authorities with preclinical and clinical data that demonstrate that our products are safe and effective before they can be approved for commercial sale. We, not BMS, have primary responsibility for compiling this data and submitting the application for regulatory approval of E2F Decoy in the United States. We have only limited experience in filing and prosecuting the applications necessary to gain regulatory approvals. As a result, we may experience a longer regulatory process in connection with obtaining regulatory approvals for our product candidates.

If our post-approval follow up trial of CABG patients does not show a difference in major cardiac events between treated and untreated patients the FDA could withdraw or limit the approval of E2F Decoy.

If E2F Decoy is approved by the FDA, we will be required by the FDA to monitor the CABG patients for up to five years after enrollment to track major cardiac events such as death, heart attack, the need for a repeat CABG surgery or the need for surgical intervention to rescue a failed or failing graft. Even if E2F Decoy is approved for the prevention of bypass graft failure, the FDA may subsequently withdraw or limit such approval if we cannot show a difference in major cardiac events between CABG patients treated with E2F Decoy and CABG patients receiving a placebo.

If third-party clinical research organizations do not perform in an acceptable and timely manner, our clinical trials could be delayed or unsuccessful.

We do not have the ability to conduct all of our clinical trials independently. We rely on clinical investigators, third-party clinical research organizations and consultants to perform substantially all of these functions. If we cannot locate acceptable contractors to run our clinical trials or enter into favorable agreements with them, or if these third parties do not successfully carry out their contractual duties, satisfy FDA requirements for the conduct of clinical trials or meet expected deadlines, we will be unable to obtain required approvals and will be unable to commercialize our products, including E2F Decoy, on a timely basis, if at all. Our agreements are generally cancelable by either party with 30 to 90 days agreement, with or without cause.

We may fail to obtain FDA clearance or approval of the pressure device used to deliver E2F Decoy.

We will need to obtain clearance of the pressure device used to deliver the drug by the FDA’s Center for Devices and Radiological Health, or CDRH, under a 510(k) pre-market notification establishing that the pressure device is substantially equivalent to one or more marketed predicate devices. We expect to file such notification in the first quarter of 2005. In the event we cannot establish such substantial equivalence, we will need to request that the FDA classify the pressure device as a Class I or Class II device that can be marketed without pre-market approval or, failing that, obtain pre-market approval of the pressure device by CDRH. The FDA classifies medical devices into three classes based on the regulatory control deemed necessary by the FDA to reasonably ensure safety and effectiveness. A Class I device is subject to general controls, including compliance with the FDA’s good manufacturing practices regulations and labeling regulations. A Class II device is subject to general controls and special controls, which may include special labeling requirements, mandatory performance standards and post-market surveillance. A Class III device is subject to pre-market approval requiring the independent demonstration that the new medical device is safe and effective. If we are unable to obtain clearance or approval of the pressure device, the commercialization of E2F Decoy could be delayed or possibly prevented.

Even if our products are approved by regulatory authorities, if we fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by the FDA and other regulatory bodies. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturer or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recall, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.

We intend to market our products in international markets. In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals. In the case of E2F Decoy, we have had limited interactions with foreign regulatory authorities, and BMS has responsibility to obtain regulatory approvals outside the United States. We will be dependent on BMS to obtain these approvals. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

If we do not find collaborators for our other product candidates, we may have to reduce or delay our rate of product development and/or increase our expenditures.

Our strategy to develop, manufacture and commercialize our products includes entering into various relationships with pharmaceutical companies with respect to some programs to advance such programs and reduce our expenditures on such programs. To date, we have entered into one collaboration agreement regarding E2F Decoy. Our other product candidates will target highly competitive therapeutic markets in which we have limited experience and expertise. If we are unable to develop this expertise ourselves, we will need to enter into agreements with a larger biotechnology or pharmaceutical company to provide us with the necessary resources and experience for the development and commercialization of products in these markets. There are a limited number of companies with the resources necessary to develop our future products commercially, and we may be unable to attract any of these firms. A company that has entered into a collaboration agreement with one of our competitors may choose not to enter into a collaboration agreement with us. We may not be able to negotiate any collaboration on acceptable terms or at all. If we are not able to establish collaborative arrangements, we may have to reduce or delay further development of some of our programs and /or increase our expenditures and undertake the development activities at our own expense. If we elect to increase our expenditures to fund our development programs, we will need to obtain additional capital, which may not be available on acceptable terms or at all.

In addition, there have been a significant number of recent business combinations among large biotechnology and pharmaceutical companies that have reduced the number of potential future collaborators. If business combinations involving BMS or other potential collaborators were to occur, the effect could be to diminish, terminate or cause delays in one or more of our product development programs.

We depend on our officers and key employees, and if we are not able to retain them or recruit additional qualified personnel, our business will suffer.

We are highly dependent on our president and chief executive officer, John P. McLaughlin and other officers and key employees. Due to the specialized knowledge each of our officers and key employees possesses with respect to E2F Decoy and our operations, the loss of service of any of our officers or key employees could delay or prevent the successful completion of our Phase 3 clinical trials or the commercialization of E2F Decoy. We do not carry key man life insurance on our officers or key employees except for Mr. McLaughlin.

We have employment agreements with Mr. McLaughlin, Richard P. Powers, our vice president and chief financial officer, Todd J. Lorenz, our chief medical officer, Leslie M. McEvoy, our senior vice president, research, James Z. Huang, our senior vice president, commercial operations and business development, and Patrick Broderick, our vice president and general counsel. Each of our officers and key employees may terminate their employment without notice and without cause or good reason. We currently are not aware that any officer or key employee is planning to leave or retire.

In addition, our growth will require hiring a significant number of qualified scientific, commercial and administrative personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. Our offices are located in the San Francisco Bay Area, where competition for personnel with biopharmaceutical skills is intense. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

If we are unable to manage any necessary growth, we may not be able to commercialize our product candidates, including E2F Decoy.

We expanded our workforce, located in both California and Pennsylvania from 72 full-time employees on December 31, 2003 to 132 full-time employees on December 31, 2004. To commercialize E2F Decoy, we will be required to improve existing and implement new operational and financial systems, procedures and controls and expand, train and manage our employee base. There can be no assurance that our current and planned personnel, systems, procedures and controls will be adequate to support such growth. If we are unable to manage any necessary growth effectively, our business could be harmed.

Risks Related to Our Industry

We face the risk of product liability claims and may not be able to obtain insurance.

Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing, and marketing of drugs and related devices. Although we have product liability and clinical trial liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. We may not be able to obtain or maintain adequate protection against potential liabilities. In addition, if any of our product candidates are approved for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity or reduced acceptance of our products in the market.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive.

Our research and development activities involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We are subject to a variety of federal, state and local regulations relating to the use, handling, storage and disposal of these materials. We generally contract with third parties for the disposal of such substances and store certain low-level radioactive waste at our facility until the materials are no longer considered radioactive. We cannot eliminate the risk of accidental contamination or injury from these materials. We may be required to incur substantial costs to comply with current or future environmental and safety regulations. If an accident or contamination occurred, we would likely incur significant costs associated with civil penalties or criminal fines and in complying with environmental laws and regulations. We do not have any insurance for liabilities arising from hazardous materials. Compliance with environmental laws and regulations is expensive, and current or future environmental regulation may impair our research, development or production efforts.

The life sciences industry is highly competitive and subject to rapid technological change.

The life sciences industry is highly competitive and subject to rapid and profound technological change. Our present and potential competitors include major pharmaceutical companies, as well as specialized biotechnology and life sciences firms in the United States and in other countries. Most of these companies have considerably greater financial, technical and marketing resources than we do. Additional mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors. Our existing or prospective competitors may develop processes or products that are more effective than ours or be more effective at implementing their technologies to develop commercial products faster. Our competitors may succeed in obtaining patent protection and/or receiving regulatory approval for commercializing products before us. Developments by our competitors may render our product candidates obsolete or non-competitive.

We also experience competition from universities and other research institutions, and we frequently compete with others in acquiring technology from those sources. These industries have undergone, and are expected to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technical advances in each field are made and become more widely known. There can be no assurance that others will not develop technologies with significant advantages over those that we are seeking to develop. Any such development could harm our business.

Legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact upon our ability to sell our products profitably. In the United States in recent years, new legislation has been proposed at the federal and state levels that would effect major changes in the healthcare system, either nationally or at the state level. These proposals have included prescription drug benefit proposals for Medicare beneficiaries introduced in Congress. Legislation creating a prescription drug benefit and making certain changes in Medicare reimbursement has recently been enacted by Congress. Given this legislation’s recent enactment, it is still too early to determine its impact on the pharmaceutical industry and our business. Further federal and state proposals are likely. More recently, administrative proposals are pending that would change the method for calculating the reimbursement of certain drugs. The potential for adoption of these proposals may affect our ability to raise capital, obtain additional collaborators or market our products. Such proposals, if enacted, may reduce our revenues, increase our expenses or limit the markets for our products. In particular, we expect to experience pricing pressures in connection with the sale of our products due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain protection for the intellectual property incorporated into our products, the value of our technology and products will be adversely affected.

Our success will depend in large part on our ability or the ability of our licensors to obtain and maintain protection in the United States and other countries for the intellectual property incorporated into our products. As of December 31, 2004, we had 41 issued United States and foreign patents and 41 pending United States and foreign patent applications. The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions. Neither we nor our licensors may be able to obtain additional issued patents relating to our technology. Even if issued, patents may be challenged, narrowed, invalidated, or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of the term of patent protection we may have for our products. In addition, our patents and our licensors’ patents may not afford us protection against competitors with similar technology. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications.

We also rely on trade secret protection and confidentiality agreements to protect our interests in proprietary know-how that is not patentable and for processes for which patents are difficult to enforce. We cannot be certain that we will be able to protect our trade secrets adequately. Any leak of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets.

If we lose our licenses from Stanford University or The Brigham and Women’s Hospital we will not be able to continue our business.

We hold licenses from The Board of Trustees of the Leland Stanford Junior University and The Brigham and Women’s Hospital, Inc. for patents, patent applications and know-how covering our technology generally and E2F Decoy specifically. These license agreements impose various diligence, commercialization, sublicensing, royalty, insurance, and other obligations on us. If we fail to comply with the obligations in the license agreements, the licensor may have the right to terminate the license and we may not be able to market products that were covered by the license including E2F Decoy. To date, we have met all of our obligations under these agreements.

We may incur substantial costs enforcing our patents, defending against third-party patents, invalidating third-party patents or licensing third-party intellectual property, as a result of litigation or other proceedings relating to patent and other intellectual property rights.

We may not have rights under some patents or patent applications that would be infringed by technologies that we use in our research, drug targets that we select, or product candidates that we seek to develop and commercialize. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. We or our collaborators therefore may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or forced to cease some aspect of our business operations, as a result of patent infringement claims, which could harm our business.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. Although we are not currently a party to any patent litigation or any other adversarial proceeding, including any interference proceeding declared before the United States Patent and Trademark Office, regarding intellectual property rights with respect to our products and technology, we may become so in the future. We are not currently aware of any actual or potential infringement claim involving our intellectual property rights. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. The outcome of patent litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party, especially in biotechnology related patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If a patent or other proceeding is resolved against us, we may be enjoined from researching, developing, manufacturing or commercializing our products without a license from the other party and we may be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms or at all.

Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could harm our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

We may not be successful in our efforts to expand our portfolio of products and develop additional delivery technologies.

A key element of our strategy is to discover, develop and commercialize a portfolio of new drugs in addition to E2F Decoy, and technologies to deliver those drugs safely and efficiently. We are seeking to do so through our internal research programs and in-licensing. A significant portion of the research that we are conducting involves new and unproven technologies. Research programs to identify new disease targets, product candidates and delivery technologies require substantial technical, financial and human resources whether or not any candidates or technologies are ultimately identified. Our research programs may initially show promise in identifying potential product candidates or delivery technologies, yet fail to yield product candidates or delivery technologies for clinical development for any of the following reasons:

•	research methodology used may not be successful in identifying potential product candidates;

•	potential delivery technologies may not safely or efficiently deliver our drugs; and

•	product candidates may on further study be shown to have harmful side effects or other characteristics that indicate they are unlikely to be effective drugs.

If we are unable to discover suitable potential product candidates or develop additional delivery technologies through internal research programs or in-license suitable products or delivery technologies on acceptable business terms, our business prospects will suffer.

Other Risks

Changes in, or interpretations of, accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

Accounting methods and policies for biopharmaceutical companies, including policies governing revenue recognition, expenses, accounting for stock options and in-process research and development costs are subject to further review, interpretation and guidance from relevant accounting authorities, including the Securities and Exchange Commission. Changes to, or interpretations of, accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this Annual Report on Form 10-K/A. Historically, we have not been required to record stock-based compensation charges if the employee’s stock option exercise price equals or exceeds the fair value of our common stock at the date of grant. The Financial Accounting Standards Board issued in December 2004 Statement of Accounting Standards No. 123 (revised) which will require us to record expense for the fair value of stock options granted and purchases under employee stock purchase plans beginning June 15, 2005. When we change our accounting policy to record expense for the fair value of stock options granted and shares purchased, our operating expenses will increase. We rely heavily on stock options to motivate existing employees and attract new employees. When we are required to expense stock options, we may choose to reduce our reliance on stock options as a motivation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. If we do not reduce our reliance on stock options, our reported losses will increase.

Anti-takeover defenses that we have in place could prevent or frustrate attempts by stockholders to change the direction or management of the company.

Provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

•	establish a classified board of directors, so that not all members of our board may be elected at one time;

•	set limitations on the removal of directors;

•	limit who may call a special meeting of stockholders;

•	establish advance agreement requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	provide our board of directors the ability to designate the terms of and issue new series of preferred stock without stockholder approval.

These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirors at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence.

Our (a) executive officers and (b) directors and principal stockholders, together with their affiliates, as of December 31, 2004 beneficially owned approximately 7.6 percent and 51.3 percent of our voting stock, respectively, including shares subject to outstanding options. Our executive officers are not affiliated with any of our directors, principal stockholders or their affiliates. These stockholders will likely be able to determine the composition of our board of directors, possess the voting power to approve all matters requiring stockholder approval, and continue to have significant influence over our operations. The interests of these stockholders may be different than the interests of other stockholders on these matters. This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The price for our common stock may be influenced by many factors, including:

•	results of our clinical trials;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	developments concerning our collaboration with BMS;

•	regulatory developments in the United States and foreign countries;

•	developments or disputes concerning patents or other proprietary rights;

•	ability to manufacture our products to commercial standards;

•	public concern over our products;

•	litigation;

•	the departure of key personnel;

•	future sales of our common stock;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	investors’ perceptions of us; and

•	general economic, industry and market conditions.

Item 8. Financial Statements and Supplementary Data

The financial statements required by this item are submitted as a separate section of this Annual Report on Form 10-K/A. See Item 15 of Part IV.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures.

Based on their evaluation as of December 31, 2004, our chief executive officer and chief financial officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were sufficiently effective to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K/A was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and Form 10-K.

Changes in internal controls.

There were no changes in our internal controls over financial reporting during the quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Limitations on the effectiveness of controls.

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Corgentech have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

In November 2004, the Compensation Committee of the Board of Directors awarded the following executive officers restricted stock awards:

Name	Position	Number of shares subject to restricted stock award
Patrick Broderick	Vice President, General Counsel and Corporate Secretary	2,000
James Huang	Senior Vice President, Commercial Operations and Business Development	2,000
Todd Lorenz	Chief Medical Officer	1,000
Leslie McEvoy	Senior Vice President, Research	2,000
John P. McLaughlin	President, Chief Executive Officer and Director	2,000
Richard P. Powers	Vice President and Chief Financial Officer	2,000

The fair market value of our Common Stock on the date of the restricted stock award was $19.09. The shares subject to the restricted stock award will vest in full on November 19, 2005, subject to acceleration in certain circumstances.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information concerning our directors will be contained in our definitive Proxy Statement with respect to our 2005 Annual Meeting of Stockholders, to be held on June 7, 2005, under the caption “Proposal 1—Election of Directors” and is incorporated by reference into this Annual Report on Form 10-K/A. Information concerning our Audit Committee and Financial Expert is incorporated by reference to the section entitled “Audit Committee” to be contained in our definitive Proxy Statement. Information concerning procedures for recommending directors is incorporated by reference to the section entitled “Nominating and Corporate Governance Committee” to be contained in our definitive Proxy Statement. Information concerning our Executive Officers is set forth under “Executive Officers and Key Employees” in Part I of this Annual Report on Form 10-K/A and is incorporated herein by reference. Information concerning compliance with Section 16(a) of the Securities and Exchange Act of 1934 is incorporated by reference to the section entitled “Section 16(a) Beneficial Ownership Reporting Compliance,” to be contained in our definitive Proxy Statement. Information concerning our code of conduct is incorporated by reference to the section entitled “Code of Conduct,” to be contained in our definitive Proxy Statement.

Item 11. Executive Compensation

The information required by this item will be contained in our definitive Proxy Statement with respect to our 2005 Annual Meeting of Stockholders, to be held on June 7, 2005, under the caption “Executive Compensation,” and is hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be contained in our definitive Proxy Statement with respect to our 2005 Annual Meeting of Stockholders, to be held on June 7, 2005, under the caption “Security Ownership of Certain Beneficial Owners and Management” and “Securities Authorized for Issuance Under Equity Compensation Plans,” and is hereby incorporated by reference.

Item 13. Certain Relationships and Related Transactions

The information required by this item will be contained in our definitive Proxy Statement with respect to our 2005 Annual Meeting of Stockholders, to be held on June 7, 2005, under the caption “Certain Transactions,” and is hereby incorporated by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be contained in our definitive Proxy Statement with respect to our 2005 Annual Meeting of Stockholders, to be held on June 7, 2005, under the caption “Proposal 2—Ratification of Selection of Independent Registered Public Accounting Firm,” and is hereby incorporated by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)	The following documents are filed as part of this Annual Report on Form 10-K/A:

(b)	Exhibits

See Item 15(a) above.

(c)	Financial Statement Schedule

See Item 15(a) above.

Corgentech Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Corgentech Inc.

We have audited the accompanying balance sheets of Corgentech Inc. as of December 31, 2003 and 2004 and the related statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corgentech Inc. at December 31, 2003 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Palo Alto, California

January 25, 2005 except for Note 11 as to

which the date is March 11, 2005

Corgentech Inc.

Balance Sheets

(In thousands, except share and per share amounts)

	December 31,
	2003	2004
Assets
Current assets:
Cash and cash equivalents	$54,590	$17,312
Short-term investments	—	97,866
Contract revenue receivable, related party	6,941	7,337
Prepaid expenses and other current assets	2,696	3,702
Notes receivable from employees	79	98

Total current assets	64,306	126,315
Property and equipment, net	2,278	3,492
Restricted cash	638	668
Notes receivable from employees	168	60
Other long-term assets	1,933	1,013

Total assets	$69,323	$131,548

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Bank overdraft	$1,322	$—
Accounts payable	3,334	4,019
Current portion of deferred revenue, related party	7,692	7,692
Current portion of long-term debt	454	490
Accrued clinical trial liabilities	2,592	235
Other accrued liabilities	1,376	5,018
Refundable exercise price	519	444

Total current liabilities	17,289	17,898
Deferred revenue, related party, net of current portion	15,571	7,878
Long-term debt, less current portion	627	192
Deferred rent and accrued loss on sublease	322	446
Commitments
Convertible preferred stock, $0.001 par value;
18,367,259 and none shares authorized at December 31, 2003 and December 31, 2004, respectively; 17,327,139 and none shares designated, issued and outstanding at December 31, 2003 and December 31, 2004, respectively.	114,332	—
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; none and 5,000,000 shares authorized at December 31, 2003 and 2004, respectively; none issued or outstanding at December 31, 2003 and 2004, respectively	—	—
Common stock, $0.001 par value: 21,932,500 and 100,000,000 shares authorized at December 31, 2003 and 2004, respectively; 2,441,570 and 27,731,612 shares issued and outstanding at December 31, 2003 and 2004, respectively	2	28
Additional paid-in capital	41,480	264,317
Notes receivable from officers	(43)	(40)
Deferred stock compensation	(18,300)	(16,977)
Accumulated other comprehensive income	—	(389)
Accumulated deficit	(101,957)	(141,805)

Total stockholders’ equity (deficit)	(78,818)	105,134

Total liabilities and stockholders’ equity (deficit)	$69,323	$131,548

See accompanying notes.

Corgentech Inc.

Statements of Operations

(In thousands, except share and per share amounts)

	Years ended December 31,
	2002	2003	2004
Contract revenue, related party	$—	$8,678	$36,382
Operating expenses:
Research and development	21,536	46,004	62,997
General and administrative	3,206	6,067	15,013

Total operating expenses	24,742	52,071	78,010

Loss from operations	(24,742)	(43,393)	(41,628)
Interest and other income	471	416	1,918
Interest and other expense	(1,376)	(20,190)	(138)

Net loss	(25,647)	(63,167)	(39,848)
Preferred stock deemed dividend	—	(14,407)	—

Net loss attributable to common stockholders	$(25,647)	$(77,574)	$(39,848)

Basic and diluted net loss attributable to common stockholders	$(14.38)	$(37.90)	$(1.63)

Shares used to compute basic and diluted net loss attributable to common stockholders	1,783,564	2,046,944	24,499,022

See accompanying notes.

Corgentech Inc.

Statement of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Notes Receivable from Officers	Deferred Stock Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances at December 31, 2001	4,275,748	$15,370	2,085,091	$2	$711	$(121)	$(319)	$7	$(13,143)	$(12,863)
Issuance of Series C convertible preferred stock at $7.40 per share to investors for cash and notes, net of issuance costs of $3,500	6,807,423	46,875	—	—	—	—	—	—	—	—
Issuance of Series C preferred stock at $7.40 per share for financing fees	109,121	808	—	—	—	—	—	—	—	—
Issuance of Series C preferred stock at $7.40 per share for professional services	1,801	13	—	—	—	—	—	—	—	—
Beneficial conversion feature on convertible notes payable and fair value of warrants issued with notes	—	1,285	—	—	—	—	—	—	—	—
Issuance of common stock at $0.24 to $1.20 per share for cash upon exercise of stock options, net of repurchases	—	—	97,315	—	38	—	—	—	—	38
Issuance of stock options for consulting services	—	—	—	—	16	—	—	—	—	16
Deferred stock compensation	—	—	—	—	38	—	(38)	—	—	—
Adjustment to deferred stock compensation for cancellation of options	—	—	—	—	(5)	—	5	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	130	—	—	130
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	73	—	73
Net loss	—	—	—	—	—	—	—	—	(25,647)	(25,647)

Comprehensive loss										(25,574)

Balances at December 31, 2002 (carried forward)	11,194,093	64,351	2,182,406	2	798	(121)	(222)	80	(38,790)	(38,253)

See accompanying notes.

Corgentech Inc.

Statement of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(In thousands, except share amounts) (continued)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Notes Receivable from Officers	Deferred Stock Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances at December 31, 2002 (brought forward)	11,194,093	$64,351	2,182,406	$2	$798	$(121)	$(222)	$80	$(38,790)	$(38,253)
Issuance of Series C convertible preferred stock at $7.40 per share to investors for cash, net of issuance costs of $22	4,054,044	29,978	—	—	—	—	—	—	—	—
Issuance of Series D convertible preferred stock at $9.62 per share to investors for cash, net of issuance costs of $24	2,079,002	19,976	—	—	—	—	—	—	—	—
Issuance of common stock at $0.24 — $5.00 per share for cash upon exercise of stock options net of repurchases and unvested refundable shares	—	—	159,164	—	168	—	—	—	—	168
Issuance of common stock at $1.20 per share for services	—	—	100,000	—	120	—	—	—	—	120
Stock compensation related to issuance of stock for services	—	—	—	—	1,175	—	—	—	—	1,175
Compensation related to certain options granted to consultants	—	—	—	—	177	—	—	—	—	177
Deferred stock compensation	—	—	—	—	19,057	—	(19,057)	—	—	—
Adjustment to deferred compensation for cancellation of options	—	—	—	—	(4)	—	4	—	—	—
Adjustment to deferred compensation for employee converted to consultant	—	—	—	—	(10)	—	10	—	—	—
Amortization deferred stock compensation	—	—	—	—	—	—	965	—	—	965
Compensation related to certain warrants granted for line of credit arrangements	—	27	—	—	—	—	—	—	—	—
Repayment notes receivable from Stockholders	—	—	—	—	—	7	—	—	—	7
Beneficial conversion feature of bridge loan	—	—	—	—	14,521	—	—	—	—	14,521
Warrants issued in conjunction with debt	—	—	—	—	5,478	—	—	—	—	5,478
Beneficial conversion feature of Series C and Series D preferred stock	—	—	—	—	14,407	—	—	—	—	14,407
Deemed dividend for Series C and Series D convertible preferred stock	—	—	—	—	(14,407)	—	—	—	—	(14,407)
Forgiveness of note receivable from Stockholders	—	—	—	—	—	71	—	—	—	71
Change in unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	(80)	—	(80)
Net loss	—	—	—	—	—	—	—	—	(63,167)	(63,167)

Comprehensive loss	—	—	—	—	—	—	—	—	—	(63,247)

Balances at December 31, 2003 (carried forward)	17,327,139	$114,332	2,441,570	$2	$41,480	$(43)	$(18,300)	$—	$(101,957)	$(78,818)

See accompanying notes.

Corgentech Inc.

Statement of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(In thousands, except share amounts) (continued)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Notes Receivable from Stockholders	Deferred Stock Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances at December 31, 2003 (brought forward)	17,327,139	$114,332	2,441,570	$2	$41,480	$(43)	$(18,300)	—	$(101,957)	$(78,818)
Issuance of common stock at $16.00 per share in an initial public offering net of issuance costs of $9,621	—	—	6,900,000	7	100,772	—	—	—	—	100,779
Conversion of preferred stock to common at initial public offering	(17,327,139)	(114,332)	17,327,139	18	114,314	—	—	—	—	114,332
Exercise of warrants	—	—	692,610	1	2,626	—	—	—	—	2,627
Issuance of common stock at $0.24 — $15.90 per share for cash upon exercise of stock options net of repurchases and unvested refundable shares	—	—	187,579	—	259	—	—	—	—	259
Compensation related to certain options granted to consultants	—	—	—	—	397	—	—	—	—	397
Issuance of common stock under Purchase Plan	—	—	27,047	—	316	—	—	—	—	316
Deferred stock compensation	—	—	—	—	1,645	—	(1,645)	—	—	—
Deferred stock compensation — restricted stock	—	—	155,667	—	2,953	—	(2,953)	—	—	—
Adjustment to deferred compensation for cancellation of options	—	—	—	—	(445)	—	445	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	5,124	—	—	5,124
Amortization of deferred stock compensation — restricted stock	—	—	—	—	—	—	352	—	—	352
Forgiveness of note receivable form stockholders	—	—	—	—	—	3	—	—	—	3
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	(389)	—	(389)
Net loss	—	—	—	—	—	—	—	—	(39,848)	(39,848)

Comprehensive loss	—	—	—	—	—	—	—	—	—	(40,237)

Balances at December 31, 2004	—	$—	27,731,612	$28	$264,317	$(40)	$(16,977)	$(389)	$(141,805)	$105,134

See accompanying notes.

Corgentech Inc.

Statements of Cash Flows

(In thousands)

	Year ended December 31,
	2002	2003	2004
Operating activities
Net loss	$(25,647)	$(63,167)	$(39,848)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	261	483	926
Non-cash compensation expense	146	1,170	5,896
Non-cash interest expense	1,285	20,000	—
Issuance of equity for services rendered and licenses, net	821	1,295	—
Forgiveness of note receivable	—	71	3
Changes in assets and liabilities:
Prepaid expenses and other current assets	(400)	(1,948)	(1,006)
Contract revenue receivable, related party	—	(6,941)	(396)
Notes receivable from employees	(195)	23	89
Restricted cash	173	(638)	(30)
Other long-term assets	45	(1,896)	920
Accounts payable	1,302	1,672	685
Accrued clinical trial liabilities	1,913	679	(2,357)
Other accrued liabilities	626	(26)	3,642
Deferred revenue, related party	—	23,263	(7,693)
Long-term liabilities	(108)	—	—
Deferred rent and accrual for loss on subleased property	(200)	170	124

Net cash used in operating activities	(19,978)	(25,790)	(39,045)

Investing activities
Purchase of property and equipment	(1,152)	(1,164)	(2,140)
Purchase of short-term investments	(22,429)	(1,000)	(321,330)
Sale of short-term investments	8,760	16,929	223,075

Net cash provided by (used in) investing activities	(14,821)	14,765	(100,395)

Financing activities
Proceeds from issuance of convertible preferred stock, net of share issuance costs	42,375	29,954	—
Proceeds from issuance of bridge loans	4,500	20,000	—
Proceeds from issuance of equipment loans	—	1,409	—
Repayment of equipment loans	—	(328)	(421)
Proceeds from issuance of common stock, net	50	683	103,905
Bank overdraft	609	712	(1,322)

Net cash provided by financing activities	47,534	52,430	102,162

Net increase (decrease) in cash and cash equivalents	12,735	41,405	(37,278)
Cash and cash equivalents at beginning of period	450	13,185	54,590

Cash and cash equivalents at end of period	$13,185	$54,590	$17,312

Supplemental schedule of cash flow information
Interest paid	$83	$184	$116

Supplemental schedule of noncash investing and financing activities
Issuance of warrants for bridge loan	$1,285	$5,479	$—

Issuance of preferred stock for professional services	$821	$—	$—

Issuance of preferred stock as repayment of bridge loans	$4,500	$20,000	$—

Bridge loan interest paid with preferred stock	$56	$—	$—

See accompanying notes.

Corgentech Inc.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Organization, Business, and Basis of Presentation

Corgentech Inc. (the “Company”) is a biopharmaceutical company focused on the discovery, development and commercialization of a new class of therapeutics called transcription factor decoys, or TF decoys. The Company is focused on TF decoys initially for the treatment of cardiovascular disease, inflammatory diseases and cancer.

The Company is creating a pipeline of novel therapeutics based on its proprietary TF decoy technology. The Company’s lead product candidate, E2F Decoy, is currently in clinical trials for the prevention of coronary artery bypass graft failure. The Company evaluated its lead product candidate, E2F Decoy, a combination drug and delivery device, in two Phase 3 clinical trials during 2004 for the prevention of vein graft failure. The first of the two Phase 3 trials, called PREVENT III, which evaluated E2F Decoy in patients undergoing peripheral bypass graft surgeries (in the leg), did not meet its primary or secondary endpoints. The second of the two Phase 3 trials, called PREVENT IV, is evaluating patients undergoing coronary artery bypass graft, or CABG, surgeries. The Company is also developing E2F Decoy for the prevention of arterio-venous, or AV, graft failure and completed enrollment of a Phase 1/2 clinical trial for this indication in late 2004. E2F Decoy has received Fast Track designation from the FDA for both the prevention of vein graft failure and AV graft failure. The Company has a world-wide collaborative agreement with BMS for the development and commercialization of E2F Decoy for all indications. The Company also has additional TF decoys in pre-clinical development for the treatment of inflammatory diseases such as eczema, and cancer.

The Company anticipates working on a number of long-term development projects which will involve experimental and unproven technology. The projects may require many years and substantial expenditures to complete, and may ultimately be unsuccessful. The Company will need to obtain additional funds from outside sources to continue its research and development activities, fund operating expenses, pursue regulatory approvals, and build production, sales, and marketing capabilities, as necessary. If the Company is unable to develop, receive approval for or successfully commercialize its drug candidate, it may never be profitable and have to curtail its operations.

Need to Raise Additional Capital

The Company has incurred significant net losses and negative cash flows from operations since its inception. At December 31, 2003 and 2004, the Company had an accumulated deficit of $102.0 million and $141.8 million, respectively.

If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its development programs or obtain funds through collaborative arrangements with others that may require the Company to relinquish rights to certain of its technologies, product candidates, or products that the Company would otherwise seek to develop or commercialize itself. The Company intends to raise additional funds through the issuance of equity securities, if available on terms acceptable to the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Clinical Trials Accounting

The Company records accruals for estimated clinical study costs, comprising work performed by contract research organizations and participating hospitals. These costs are a significant component of research and development expenses. The Company accrues costs for clinical studies performed by contract research organizations based on estimates of work performed under the contracts. Costs of setting up hospital sites for participation in the trials are accrued immediately. Hospital costs related to patient enrollment are accrued as patients are entered in the trial. Payments to hospitals for post-surgery patient angiograms are accrued at the time of the performance of the angiogram.

Revenue Recognition

Revenues associated with the Company’s collaboration with BMS consist of non-refundable, up-front license fees and reimbursement of development expenses.

The Company uses revenue recognition criteria outlined in Staff Accounting Bulletin No. 104, “Revenue Recognition” and Emerging Issues Task Force (“EITF”) Issue 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). Accordingly, revenue arrangements with multiple deliverable items are divided into separate units of accounting if certain criteria are met, including whether the delivered item has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Revenues from licensing agreements are recognized based on the performance requirements of the agreement. Non-refundable up-front fees, where the Company has an ongoing involvement or performance obligation, are generally recorded as deferred revenue in the balance sheet and amortized into license fees in the statements of operations over the estimated term of the performance obligation.

Cash Equivalents and Short-Term Investments

The Company considers all highly liquid securities with maturities of three months or less from the date of purchase to be cash equivalents.

Management determines the appropriate classification of securities at the time of purchase. The Company has classified its entire investment portfolio as available-for-sale. The Company views its available-for-sale portfolio as available for use in current operations. Accordingly, the Company has classified all investments as short-term, even though the stated maturity may be one year or more beyond the current balance sheet date. Available-for-sale securities are carried at fair value based on quoted market prices, with unrealized gains and losses reported in accumulated other comprehensive income (loss), as a separate component of stockholders’ equity (deficit).

Realized gains and losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in other income or expense. When securities are sold, any associated unrealized gain or loss recorded as a separate component of stockholders’ equity is reclassified out of stockholders’ equity on a specific-identification basis and recorded in earnings for the period.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments and accounts receivable. The Company places its cash and cash equivalents with four high-credit quality financial institutions. Such investments are generally in excess of FDIC insurance limits. The Company is exposed to credit risk in the event of default by the financial institutions holding the cash and cash equivalents to the extent of the amount recorded on the balance sheets. Short-term investments are invested in high-credit quality commercial paper, corporate bonds and government agency securities.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

Impairment of Long-Lived Assets

In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), the Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Under SFAS No. 144, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows or other appropriate measures of fair value. Through December 31, 2004, there have been no such losses.

Research and Development

Research and development costs include related salaries, contractor fees, administrative expenses, and allocations of research related overhead costs. In accordance with SFAS No. 2, Accounting for Research and Development Costs, such costs are expensed as incurred.

Stock-Based Compensation

The Company accounts for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board Interpretation (“FIN”) No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to employee stock compensation on reported net loss. The Company has elected to continue to follow the intrinsic-value method of accounting as prescribed by APB Opinion No. 25. The information regarding pro forma net loss as required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The resulting effect on net losses to date pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

The following table illustrates the weighted-average assumptions for the Black-Scholes model used in determining the fair value of options granted to employees:

	Years ended December 31,
	2002	2003	2004	2002	2003	2004
	Stock option plans			ESPP
Dividend yield	—	—	—	—	—	—
Risk-free interest rate	3.8%	2.9%	3.1%	—	—	1.40%
Volatility	80%	80%	86%	—	—	93%
Expected life	4 years	4 years	4 years	—	—	6 months

The Company has recorded deferred stock compensation with respect to options granted to employees of $33,000, $19.1 million and $1.6 million during the years ended December 31, 2002, 2003 and 2004, respectively, representing the difference between the exercise price of the options and the deemed fair value of the common stock. The deferred stock compensation is being amortized on a straight-line basis over the related vesting terms of the options. Such total amortization expense amounted to $130,000, $965,000 and $5.1 million for the years ended December 31, 2002, 2003 and 2004, respectively.

In November 2004, the Company granted 155,667 shares of restricted stock with an exercise price of $0, and recorded deferred stock compensation of $3.0 million. The Company recorded employee restricted stock compensation expense of $352,000 for the year ended December 31, 2004.

The expected future amortization expense for deferred compensation as of December 31, 2004 is as follows (in thousands):

2005	$7,676
2006	5,048
2007	4,219
2008	34

$16,977

The following table illustrates the effect on net loss and net loss per common share had the Company applied the fair value provisions of SFAS No. 123 to employee stock compensation:

	Years ended December 31,
	2002	2003	2004
	(in thousands)
Net loss attributable to common stockholders, as reported	$(25,647)	$(77,574)	$(39,848)
Plus: Employee stock compensation expense based on intrinsic value method	129	965	5,124
Less: Employee stock compensation expense determined under the fair value method for all awards	(159)	(1,292)	(6,913)

Pro forma net loss	$(25,677)	$(77,901)	$(41,637)

Net loss per common share attributable to common stockholders:
Basic and diluted, as reported	$(14.38)	$(37.90)	$(1.63)

Basic and diluted, pro forma	$(14.40)	$(38.06)	$(1.70)

Stock compensation arrangements to nonemployees are accounted for in accordance with SFAS No. 123, as amended by SFAS No. 148, and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

Comprehensive Loss

Comprehensive loss is comprised of net loss and unrealized gains/losses on available-for-sale securities, in accordance with SFAS No. 130, Reporting Comprehensive Income.

Income Taxes

The Company uses the liability method for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Currently there is no provision for income taxes as the Company has incurred net losses to date.

Fair Value of Financial Instruments

Financial instruments, including cash and cash equivalents, accounts payable, debt obligations and other accrued liabilities but excluding short-term investments, are carried at cost, which management believes approximates fair value given their short-term nature.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt SFAS 123R in the third quarter of fiscal 2005, beginning July 1, 2005. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is evaluating the requirements of SFAS 123R and expects that the adoption of SFAS 123R will have a material impact on the Company’s consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Issue’s objective is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position (FSP) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until further notice. The disclosure requirements of EITF 03-1 are effective with this annual report for fiscal 2004. Once the FASB reaches a final decision on the measurement and recognition provisions, the company will evaluate the impact of the adoption of the accounting provisions of EITF 03-1.

2. Net Loss Per Common Share

Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period, without consideration of additional potential common shares. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding and dilutive potential common shares for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, preferred stock, options, and warrants are considered to be potential common shares and are only included in the calculation of diluted net loss per common share when their effect is dilutive.

	Years ended December 31,
	2002	2003	2004
	(In thousands, except share and per share amounts)
Historical
Numerator:
Net loss attributable to common stockholders	$(25,647)	$(77,574)	$(39,848)
Denominator:
Weighted-average common shares outstanding	2,151,954	2,332,330	24,888,560
Less: Weighted-average unvested common shares subject to repurchase	(368,390)	(285,386)	(389,538)

Denominator for basic and diluted net loss per common share attributable to common stockholders	1,783,564	2,046,944	24,499,022

Basic and diluted net loss per common share attributable to common stockholders	$(14.38)	$(37.90)	$(1.63)

Historical outstanding dilutive securities not included in diluted net loss per share attributable to common stockholders calculation
Preferred stock	11,194,093	17,327,139	—
Options to purchase common stock	449,951	1,820,654	2,801,323
Warrants	164,524	979,780	—

	11,808,568	20,127,573	2,801,323

3. Cash Equivalents and Short-Term Investments

The following is a summary of the fair value of available-for-sale securities as at December 31, 2003 and December 31, 2004 (in thousands).

	December 31, 2003
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Mortgage securities	$53,450	$—	$—	$53,450

Total	$53,450	$—	$—	$53,450

Reported as:
Cash and cash equivalents	$53,450	$—	$—	$53,450

	December 31, 2004
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. corporate securities	$31,901	$—	$(153)	$31,748
Municipal securities	27,550	—	—	27,550
U.S. government securities	43,061	—	(236)	42,825

Total	$102,512	$—	$(389)	$102,123

Reported as:
Cash and cash equivalents	$4,257	$—	$—	$4,257
Short-term investments	98,255	—	(389)	97,866

	$102,512	$—	$(389)	$102,123

	December 31, 2004
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. corporate and U.S. government securities maturing within 1 year	$66,697	$—	$(324)	$66,373
U.S. corporate and U.S. government securities maturing between 1 to 2 years	8,265	—	(65)	8,200
Municipal securities maturing within 1 year	27,550	—	—	27,550

Total available-for-sale securities	$102,512	$—	$(389)	$102,123

4. License and Collaboration Agreements

Collaboration Agreement

In October 2003, the Company entered into agreements with Bristol-Myers Squibb Company (“BMS”) to develop, manufacture and commercialize E2F Decoy. In connection with the agreements, BMS will co-promote E2F Decoy in the United States and share equally in profits and losses. Additionally, the Company has granted BMS the exclusive right to commercialize E2F Decoy outside the United States pursuant to a royalty-bearing license. BMS has the right to record all product sales.

In connection with the collaboration, BMS paid the Company $45,000,000, consisting of non-refundable, up-front license fees of $25,000,000 and an additional $20,000,000 for the purchase of 2,079,002 shares of Series D convertible preferred stock at $9.62 per share. The rights and features of Series D convertible preferred stock are substantially the same as Series C preferred stock. The collaboration also provides additional funding including payment for the majority of ongoing costs of developing E2F Decoy for CABG, PBG and AV graft failure including costs incurred in connection with performing nonclinical and clinical studies of the product for these indications as well as costs of certain related manufacturing, supply and other activities and substantial regulatory and sales milestones. In addition, BMS is potentially obligated to pay up to $148.5 million in milestone payments based on the achievement of worldwide regulatory submissions and approvals and up to $320 million in milestone payments based upon attainment of agreed upon sales levels of E2F Decoy. BMS has the right to terminate this collaboration, in whole or in part, for convenience with six months advance notice.

In 2003 and 2004, the Company recorded revenues associated with the Company’s collaboration with BMS consisting of $6.9 million and $28.7 million in respect of the reimbursement of development expenses and $1.8 million and $7.7 million in respect of the amortization of non-refundable, upfront license fees, respectively.

The Board of Trustees of the Leland Stanford Junior University

The Company has an agreement with The Board of Trustees of the Leland Stanford Junior University, (“Stanford”), for an exclusive worldwide license under patents concerning the use of pressure to deliver TF decoys and other therapeutics into cells. The Company has the right to grant sublicenses under this agreement. In exchange for the rights licensed from Stanford, the Company paid Stanford an up-front license fee of $50,000 and issued Stanford 38,315 shares of common stock. In addition, through December 31, 2004, the Company has paid Stanford $1,642,500 in royalty payments. The Company has also agreed to pay Stanford an additional $150,000 upon FDA approval of a pressure delivery device. The Company pays Stanford an annual minimum royalty of $20,000 per year for the life of the agreement. All license fees and milestone payments were charged to research and development. The Company further agreed to pay royalties to Stanford based on net sales of TF decoys and other products using pressure technology sold. The royalty obligation extends on a country-by-country basis until the later of seven years, if no licensed patent issues, or expiration of the last-to-expire patent licensed from Stanford. The Company will also pay sublicense revenues to Stanford with respect to any upfront payments and research, development, or regulatory milestone payments, which includes such payments from BMS, that it receives for TF decoys and other products using pressure technology. There are no other milestone payments due to Stanford under this agreement. Upon the expiration of the last-to-expire patent, the agreement expires and there is no further royalty obligation to Stanford.

The Brigham and Women’s Hospital, Inc.

The Company has an agreement with The Brigham and Women’s Hospital, Inc., (“BWH”), for an exclusive worldwide license under patents and know-how concerning TF decoys and other therapeutics to treat and prevent diseases. Subject to the prior approval of BWH, the Company has the right to grant sublicenses under this agreement. In exchange for the rights licensed from BWH, the Company paid BWH an up-front license fee of $50,000 and issued BWH 56,250 shares of our common stock. In addition, through December 31, 2004, the Company has paid BWH $1,642,500 in royalty payments. In addition, the Company agreed to pay BWH an additional $150,000 upon FDA approval of E2F Decoy. The Company also agreed to pay BWH an annual minimum royalty of $20,000 per year for the life of the agreement. All license fees and milestone payments were charged to research and development. The Company further agreed to pay royalties to BWH based on net sales of TF decoys. The royalty obligation extends on a country-by-country basis until the later of seven years, if no licensed patent issues, or the expiration of the last-to-expire patent licensed from BWH. The Company will also pay sublicense revenues to BWH with respect to any upfront payments and research, development or regulatory filing milestones payments, which includes such payments from BMS, or license maintenance fees that it receives for TF decoys. There are no other milestone payments due to BWH under this agreement. Upon the expiration of the last-to-expire patent, the agreement expires and there is no further royalty obligation to BWH.

Cyclacel Limited

The Company has an agreement with Cyclacel Limited, (“Cyclacel”), for potential use to assist in the systemic delivery of TF Decoys. The license grants the Company use of Cyclacel’s proprietary Penetratin delivery technology with TF Decoys. In exchange for the rights licensed from Cyclacel, the Company paid Cyclacel an up-front payment and will pay Cyclacel milestone payments and royalties if licensed products are commercialized. The license fee was charged to research and development.

Avecia Limited

In December 2004, the Company entered into an agreement with Avecia Limited, (“Avecia”), for the manufacture of: (a) E2F single strand intermediates, (b) NF-kB Decoy single strand intermediates and hybridized duplex products, and (c) HIF-Decoy single strand intermediates. Avecia received an up-front payment of $1.6 million and will receive up to an additional of $3.1 million plus reimbursement for raw materials upon the achievement of certain manufacturing and product delivery milestones. Upon completion of the manufacturing program, but in no event later than March 31, 2005, the Company will notify Avecia of its intention to continue future manufacturing of the products at Avecia’s facility in Grangemouth, Scotland. The agreement shall continue until the completion of the manufacturing program and may be terminated by either party at any time prior to completion of the program with 30 day notice.

On March 11, 2005, the Company and Avecia amended their December 2004 agreement. The amendment extended by one month the period during which Avecia would manufacture certain materials for an additional payment by the Company of $1.6 million plus reimbursement for raw materials. The agreement was previously amended on March 4, 2005 to specify the amount of reimbursement to be paid by the Company for previously used raw materials. The agreement does not provide for the production of material for commercial sale.

5. Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,
	2003	2004
Computer equipment and software	$575	$961
Lab equipment	1,844	2,883
Leasehold improvements	312	543
Office furniture and fixtures	400	725

	3,131	5,112

Less accumulated depreciation and amortization	(853)	(1,620)

Property and equipment, net	$2,278	$3,492

6. Related Party Transactions

Notes Receivable from Employees

In 2002, the Company loaned $200,000 in the form of a recourse note to an officer. The note is secured by shares of the Company’s common stock held by the officer and bears an interest rate of 4.50% per annum, with a three-year term. The Company also entered into a bonus plan with the officer to which the officer is entitled to three cash bonus payments of $75,667, $72,667 and $69,667 in October 2003, October 2004 and October 2005, respectively, or a pro rata portion thereof calculated based upon the number of days in the applicable year for which the officer remains employed by the Company. For the year ended December 31, 2002, 2003 and 2004 loan repayments were made out of bonuses paid to the officer totaling $16,667, $66,667 and $66,667, respectively, and were recorded as compensation expense.

In 2001, the Company loaned $75,000 in the form of a recourse note to an officer. The note bears an interest rate of 7.75% per annum, with a four-year term and is due in three annual installments of $12,500 with the remaining $37,500 coming due on the one year anniversary of the effective date of a registration statement of the Company’s common stock. The Company also entered into a bonus plan with the officer to which the officer is entitled to three cash bonus payments, each equal to $13,469, payable in June 2002, June 2003 and June 2004. For the years ended December 31, 2002, 2003 and 2004 loan repayments were made out of bonuses paid to the officer totaling $12,500, $12,500 and $6,250 were recorded as compensation expense, respectively.

Private Placement Fees

The Company engaged an affiliate of a major investor in the 2002 private placement, to act as sole placement agent for the transaction. The Chairman of the Board is a general partner of the major investor. The affiliate received total fees of $3.2 million in connection with the private placement, of which $2.4 million was settled in cash, and $807,499 settled in exchange for 109,121 shares of Series C convertible preferred stock.

BMS Contract

In 2003, the Company entered into a collaboration agreement with BMS as described in Note 4. BMS became a significant stockholder in the Company as part of the transaction. As such, all balance sheet and income statement amounts with BMS have been classified as related party.

7. Convertible Notes Payable

In January 2002, the Company signed a Note and Warrant Purchase Agreement with several investors to provide the Company with an aggregate amount of up to $10,000,000 in return for convertible notes (“notes”) in one or more disbursements at any time prior to July 31, 2002.

The Company drew down $3,000,000 in February 2002 and $1,500,000 in May 2002. The notes earned simple interest at 8% per annum, and were converted to Series C preferred stock at $7.40 per share, upon completion of the private placement in June 2002. Interest expense related to the notes was $82,849 for the year ended December 31, 2002, of which $26,598 was paid in cash, and $55,891 was paid with Series C preferred stock at $7.40 per share.

In connection with the notes, the Company issued 152,024 warrants to purchase Series C preferred stock at an exercise price of $7.40 per share. The warrants have a five-year exercise period, subject to earlier termination upon an initial public offering of the Company’s securities, and were purchased for total cash consideration of $135.

After considering the fair value of the warrants, it was determined that the notes converted into preferred stock at a conversion price less than the fair value of the preferred stock. A beneficial conversion feature valued at approximately $642,000 was recorded as a discount to notes payable. As the notes were converted to preferred stock during 2002, the total amount of this discount was amortized in 2002 and is reflected in interest expense.

The fair value of the issued warrants was established utilizing the Black-Scholes pricing model using the following weighted-average assumptions: a volatility of 80%, a risk-free interest rate of 2.78%, a contractual life of five years, and no annual dividends. The relative fair market value of the warrants was estimated as $642,491, recorded in convertible preferred stock and fully amortized to interest expense during 2002.

In September 2003, the Company signed another Note and Warrant Purchase Agreement with several investors to provide the Company with an aggregate of $20,000,000 in return for convertible notes in one or more disbursements at any time prior to March 15, 2004.

The Company drew down $8,000,000 in September 2003 and $12,000,000 in October 2003. The notes earned simple interest at 8% per annum, and converted into preferred stock in October 2003. Notes interest expense was $47,332 for the year ended December 31, 2003.

In connection with these notes, the Company issued 324,320 and 486,481 warrants to purchase Series C preferred stock at an exercise price of $7.40 per share related to the September and October 2003 draw downs, respectively. The warrants have a five-year exercise period, subject to earlier termination upon an initial public offering of the Company’s securities.

After considering the fair value of the warrants, it was determined that the notes converted into preferred stock at a conversion price less than the fair value of the preferred stock. The Company recorded a beneficial conversion feature of $5,903,471 in September 2003 and $8,618,014 in October 2003 associated with these issuances to reflect the value of the beneficial conversion feature embedded in the Series C preferred stock.

The Company recorded $19,918,375 as interest expense upon conversion of the notes in October 2003 comprising the relative fair market value of the warrants issued in September and October 2003 and the associated beneficial conversion features, net of recorded interest expense. The guidelines set forth in EITF Consensus No. 98-5 limit the amount of the beneficial conversion feature to the amount of the proceeds of the related financing.

The fair value of the issued warrants was established utilizing the Black-Scholes pricing model using the following weighted-average assumptions: a volatility of 80%, a risk-free interest rate of 2.78%, a contractual life of five years, and no annual dividends.

The relative fair market value of the warrants was estimated as $2,096,529 and $3,381,986 for the warrants issued in September 2003 and October 2003, respectively. During the year ended December 31, 2003 the Company amortized $34,293 to interest expense. Upon conversion of the notes into preferred stock in October 2003 the Company recorded $4,840,547 in preferred stock and fully amortized the remaining amount to interest expense.

8. Leases and Commitments

The Company entered into lease agreements in May 2001 and July 2003 for office space under noncancelable operating leases through April 2005 and June 2006, respectively. The noncancelable operating lease through April 2005 was subleased during 2001 and the Company recorded a provision for the net future lease costs at a lower amount. The provision amounted to $112,000 and $22,000 at December 31, 2003 and 2004, respectively. The Company also entered into lease agreements in June 2004 and July 2004 for additional office space under noncancelable operating leases through June 2006 and June 2009, respectively. The future minimum payments under all leases, and contractual sublease income, by year, are as follows:

	Lease Payments	Sublease Income	Net
	(in thousands)
Year ending December 31,
2005	$2,161	$(21)	$2,140
2006	1,204	—	1,204
2007	74	—	74
2008	77	—	77
2009	39	—	39

	$3,555	$(21)	$3,534

Rent expense under the operating leases amounted to $1.9 million, $1.7 million, and $1.7 million for the years ended December 31, 2002, 2003 and 2004, respectively. Deferred rent under the operating leases amounted to $322,000 and $446,000 at December 31, 2003 and 2004, respectively.

As part of the lease agreements, the Company entered into letters of credit aggregating to $638,000 held by the Company’s landlords. These letters of credit are secured by the Company’s cash and as such are reflected in restricted cash.

Equipment Loan Agreement

In February 2003, the Company entered in a Loan Agreement with a lender for an equipment loan. Pursuant to the Loan Agreement, the Company may receive loan proceeds up to an aggregate of $1.5 million. The Company had drawn down approximately $1.4 million of the loan through the year ended December 31, 2003 and did not finance any equipment through the year ended December 31, 2005. The loan bears interest at 8.25% per annum and is repayable in 36 monthly installments through 2006. The Company’s obligations under the Loan Agreement are secured by a security interest in equipment specified in the Loan Agreement. In consideration of the equipment loan, the Company issued warrants exercisable for an aggregate of 4,455 shares of the Series C preferred stock at an exercise price of $7.40 per share. The fair value of these warrants was established utilizing the Black-Scholes pricing method using the following weighted-average assumptions: a volatility of 80%, a risk-free interest rate of 3.9%, a contractual life of 10 years, and no annual dividends. The fair market value of the warrants was estimated to be $27,500 and $5,700 and $21,800 were amortized to interest expense in 2003 and 2004, respectively.

9. Stockholders’ Equity (Deficit)

Common Stock

In January 2004, the Board of Directors and stockholders approved a one-for-four reverse stock split of the Company’s outstanding shares of common stock and preferred stock and on January 23, 2004, the Company filed an amended and restated certificate of incorporation and increased the number of authorized shares of common stock and preferred stock to 100,000,000 and 18,367,260, respectively. All issued and outstanding common stock, preferred stock and per share amounts contained in the financial statements have been retroactively adjusted to reflect this stock split.

In February 2004, the Company issued 6,900,000 shares of common stock at $16.00 per share upon the closing of its initial public offering in which it raised approximately $100.8 million, net of underwriting discounts and commissions and estimated expenses.

During 2002, the Company issued 6,000 options to consultants at $1.20 per share, the estimated fair value of common stock at the date of issuance. These options were exercised in 2002.

During 2003, the Company issued 42,250 options to consultants at a price range of $1.20—$5.00 per share, the estimated fair value of common stock at the date of issuance. Of these options, 29,850 shares were exercised in 2003.

9. Stockholders’ Equity (Deficit)

During 2004, the Company issued 10,833 options to consultants at a price of $16.64 per share, the estimated fair value of common stock at the date of issuance. No options were exercised in 2004.

In November 2004, the Company issued 155,667 shares of restricted stock to employees at a price of $0 per share which will cliff vest on the anniversary of the grant date. The weighted-average fair value of this stock at the time of issuance was $19.09 per share. Restricted stock awards are grants that entitle the holder to shares of common stock as the award vests. As a result of these awards, during the year ended December 31, 2004 the Company recognized $352,000 in compensation expense. These stock awards offer employees the opportunity to earn shares of our stock over time, rather than options that give the employee the right to purchase stock at a set price. If all the remaining restricted stock awards that were granted in 2004 vest, the Company would recognize approximately $2.6 million in compensation expense in 2005. However, no compensation expense will be recognized for stock awards that do not vest.

Convertible Preferred Stock

At December 31, 2002 and 2003, the Company was authorized to issue up to 49,403,032 and 73,469,040 shares of convertible preferred stock, respectively, issuable in series. Through December 31, 2003, 1,081,304 shares have been designated as Series A convertible preferred stock, 2,500,000 shares have been designated as Series B convertible preferred stock, 694,444 shares have been designated as Series B-1 convertible preferred stock, 10,972,389 shares have been designated as Series C convertible preferred stock and 2,079,002 shares have been designated as Series D convertible preferred stock.

The Company initially recorded the Series A, B, B-1, C and D convertible preferred stock at their fair values on the date of issuance in 1999, 2000, 2001, 2002 and 2003, respectively, net of issuance costs of $15,004,

$104,172, $56,359, $3,499,854 and $24,462, respectively. A redemption event will only occur upon the liquidation, winding up or change in control or sale of substantially all of the assets of the Company. As the redemption event is outside the control of the Company, all shares of convertible preferred stock have been presented outside of permanent equity in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities. Further, the Company has also elected not to adjust the carrying values of the Preferred Stock to the redemption value of such shares, since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values to the redemption values will be made if it becomes probable that such redemption will occur.

In June and July 2002, the Company completed a private placement for the sale of 6,807,423 shares of Series C convertible preferred stock at $7.40 per share, resulting in gross cash proceeds of $45,819,099 and conversion of $4,555,890 of notes and accrued interest.

Issuance costs incurred totaled $3,499,854, of which $807,499 was the estimated fair value of 109,121 shares of Series C convertible preferred stock issued for related professional services in lieu of cash. The fair value was estimated based on the closing exercise price for Series C convertible preferred stock in the private placement.

In June 2002, the Company issued 1,801 shares of Series C convertible preferred stock to consultants for professional services. The estimated fair value of the shares issued was $13,333, based on the issue price in the private placement of $7.40 per share, and was expensed immediately.

In October 2003, the Company issued 1,351,347 shares of Series C convertible preferred stock at $7.40 per share resulting in gross cash proceeds of $10,000,000. The Company recorded a deemed dividend of $7,493,857 associated with the issuance to reflect the value of the beneficial conversion feature embedded therein. The deemed dividend will increase the net loss attributable to common stockholders in the calculation of basic and diluted net loss per common share.

In February 2004, all shares of convertible preferred stock converted to common stock in conjunction with the Company’s initial public offering.

The rights and features of the Company’s convertible preferred stock are as follows:

Dividends

Holders of shares of convertible preferred stock are entitled to noncumulative dividends of 8% per share if and when declared by the Board of Directors. These dividends are to be paid in advance of any distributions to common stockholders. No dividends have been declared or paid by the Company through December 31, 2003. There were no dividends declared or paid through December 31, 2004, as all shares of convertible preferred stock were converted to shares of common stock at the Company’s initial public offering on February 12, 2004.

Conversion

Each share of convertible preferred stock is convertible, at the option of the holder, into shares of common stock on a one-for-one basis, subject to adjustment for anti-dilution. Conversion is automatic upon the closing of an underwritten public offering with aggregate gross proceeds of at least $40,000,000 and an offering price of at least $12.00 (as adjusted for any stock splits, stock dividends, recapitalizations and the like) or upon the approval of the holders of at least two-thirds of the outstanding shares of the Series C convertible preferred stock. The Company has reserved sufficient shares of common stock for issuance upon conversion of the outstanding preferred stock. The preferred stock has voting rights on an as-if-converted to common stock basis.

Voting

Each holder of the shares of convertible preferred stock is entitled to voting rights equivalent to the number of shares of common stock into which their respective shares are convertible.

Liquidation Preference

In the event of liquidation, dissolution or winding up of the Company, holders of Series A, B, B-1, and C and D preferred stocks shall have a liquidation preference of $2.312, $4.00, $4.32, $7.40 and $9.62 per share, respectively, plus any declared but unpaid dividends. After payment of these preferential amounts, the remaining assets of the Company shall be distributed among the holders of Series B and B-1 preferred stock, who shall have a liquidation preference of $4.00 and $4.32 per share, respectively, plus any declared but unpaid dividends. After payment of these preferential amounts, the remaining assets of the Company shall be distributed among the holders of Series A preferred stock, who shall have a liquidation preference of $2.312 per share, plus any declared but unpaid dividends. After payment of these preferential amounts, the remaining assets of the Company shall be distributed among the holders of the preferred and common stock pro rata based on the number of shares of common stock held (as if the preferred stock had converted.) If upon liquidation, the assets of the Company are insufficient to provide for the preferential amounts, then the entire assets of the Company shall be distributed first to the holders of Series C and D preferred stock and then to the holders of Series A, B and B-1 preferred stock on a pari passu basis, in proportion to the full preferential amount of the respective preferred shares. A change of control or sale of substantially all of the assets of the Company is considered to be a liquidation event.

Stock Options

The 1999 Equity Incentive Plan was adopted in July 1999 and provides for the issuance of stock options. As of December 31, 2002, 2003 and 2004, the Company had reserved 1,033,415, 1,784,825 and 2,771,587 shares of common stock for issuance under the Plan, respectively. The Board of Directors adopted in December 2003 and the stockholders approved in January 2004 the reservation of an additional 1,000,000 shares of common stock for issuance under the Plan and to rename the Plan the 2003 Equity Incentive Plan (the “2003 Plan”), to become effective upon the effective date of the registration statement. An aggregate of 4,019,949 shares of common stock was reserved for issuance under the 2003 Plan, which amount will be increased annually for the life of the 2003 Plan on January 1 beginning in 2005, by the lesser of (a) 5% of the number of shares of common stock outstanding on such date and (b) 2,500,000 shares of common stock. However, the board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on such date.

Stock options granted under the 2003 Plan may be either incentive stock options, nonstatutory stock options, stock bonuses, or rights to acquire restricted stock. Incentive stock options may be granted to employees with exercise prices of no less than the fair value of the common stock on the grant date and nonstatutory options may be granted to employees, directors, or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date, as determined by the board of directors. If, at the time the Company grants an option, the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price shall be at least 110% of the fair value and shall not be exercisable more than five years after the date of grant. Options may be granted with vesting terms as determined by the board of directors. Except as noted above, options expire no more than 10 years after the date of grant or earlier if employment is terminated.

The Board of Directors adopted in December 2003 and the stockholders approved in January 2004 the 2003 Nonemployee Directors’ Stock Option Plan (the “Directors’ Plan”). The Directors’ Plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to non-employee directors. The aggregate number of shares of common stock that may be issued pursuant to options granted under the Directors’ Plan is 150,000 shares which amount will be increased annually on January 1, from 2005 until 2014, by the number of shares of common stock subject to options granted during the prior calendar year. However, the Board of Directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased.

Common stock options may include a provision whereby the holder, while an employee, director, or consultant, may elect at any time to exercise the option as to any part or all of the shares subject to the option prior to the full vesting of the option. Any unvested shares so purchased are subject to repurchase by the Company at a price equal to the original purchase price of the stock. This right of repurchase will lapse with respect to the option shares, and each optionee shall vest in his or her option shares, as follows: a minimum of 20% of the option shares upon completion of one year of service measured from the vesting commencement date, and the balance of the option shares in a series of successive equal monthly installments upon the optionee’s completion of each of the next 36 months of service thereafter. At December 31, 2003 and 2004, 478,766 and 267,422 shares, respectively, of common stock acquired through the exercise of options are subject to the Company’s right of repurchase.

A summary of activity under the 2003 Plan and Directors’ Plan are as follows:

	Shares Available for Grant	Outstanding Options
		Number of Shares	Weighted-Average Exercise Price Per Share
Balances at December 31, 2001	515,139	110,625	$0.35
Additional shares authorized	527,500	—	—
Options granted	(499,449)	499,449	$1.08
Options exercised	—	(123,750)	$0.42
Options canceled	36,375	(36,375)	$0.84
Options shares repurchased	3,901	—	$0.46

Balances at December 31, 2002	583,466	449,949	$1.10
Additional shares authorized	1,232,625	—	—
Options granted	(1,721,746)	1,721,746	$1.90
Options exercised	—	(488,988)	$1.39
Options canceled	64,553	(64,553)	$1.20
Options shares repurchased	7,773	—	$0.43

Balances at December 31, 2003	166,671	1,618,154	$1.86
Additional shares authorized	1,200,000	—	—
Options granted	(1,107,338)	1,107,338	$14.22
Options exercised	—	(66,459)	$2.74
Options canceled	17,710	(17,710)	$7.95
Options shares repurchased	8,888	—	$0.59
Restricted shares issued	(155,667)	—	$0.00

Balances at December 31, 2004	130,264	2,641,323	$6.98

The following table summarizes information about the stock options outstanding at December 31, 2004:

	Options Outstanding
Exercise Prices	Number Outstanding at Dec. 31, 2004	Weighted-Avg. Remaining Contract Life	Options Vested at Dec. 31, 2004
$0.24—$0.40	9,450	6.25	9,397
$1.20	435,235	8.22	175,151
$2.00	1,058,530	8.88	284,653
$5.00—$8.35	328,693	9.33	16,438
$13.35—$16.12	272,807	9.56	16,452
$16.13—$18.29	264,508	9.61	5,463
$18.46—$19.95	272,100	9.46	11,516

	2,641,323	9.02	519,070

The weighted-average fair value of options granted during the years ended December 31, 2003 and 2004 were $10.72 and $10.15, respectively.

Employee Stock Purchase Plan

The Board of Directors adopted the 2003 Employee Stock Purchase Plan (the “Purchase Plan”) in December 2003 and the stockholders approved it in January 2004 to become effective upon the effective date of this registration statement. The Purchase Plan authorizes the issuance of 250,000 shares of common stock pursuant to purchase rights granted to the Company’s employees or to employees of any of its affiliates, which amount will be increased on January 1, from 2005 until 2024, by 2% of the number of shares of common stock outstanding on that date or such lesser amount as the Board of Directors may determine. However, the Board of Directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on that date.

Under the Purchase Plan, employees, subject to certain restrictions, may purchase shares of common stock at 85% of the fair market value at either the date of eligibility for enrollment or the date of purchase, whichever is less. Purchases are limited to 15% of each employee’s eligible annual compensation. Through the end of December 2004, we issued a total of 27,047 shares under this plan, and 222,953 shares remain available for future issuance.

Notes Receivable From Officers

During 2000, the Company issued a note receivable to an officer to finance the purchase of shares of the Company’s common stock. The principal amount of the note was $70,800 and bore interest at 5.88% per annum and was full recourse. As of December 31, 2002, the note receivable balance was $70,800 plus accrued interest of approximately $12,700, of which the principal was recorded in stockholders’ equity (deficit). The accrued interest was recorded in other long-term assets. In accordance with the officer’s employment agreement, this note was forgiven in November 2003.

During 2001, the Company issued a note receivable to an officer to finance the purchase of shares of the Company’s common stock. The principal amount of the note is $11,100 and bears interest at 7.75% per annum, is full recourse and matures in 2004. The note is due in three annual installments of $3,700. For the years ended December 31, 2001, 2002, 2003, and 2004, loan repayments were made out of bonuses paid to the officer totaling $1,850, $3,700, $3,700 and $1,850 and were recorded as compensation expense, respectively.

During 2001, the Company issued a note receivable to an officer to finance the purchase of shares of the Company’s common stock. The principal amount of the note is $39,600 and bears interest at 10% per annum, is full recourse, and matures in 2005. As of December 31, 2002 and 2003 the note receivable balance is $39,600 plus accrued interest of approximately $4,100 and $8,100, respectively, of which the principal is recorded in stockholders’ equity (deficit).

Shares Reserved for Issuance

The Company has reserved shares of common stock for future issuance at December 31, 2004 as follows:

Options outside plans	160,000
2003 Plan and Director’s Plan	2,771,587
Purchase Plan	222,953

3,154,540

10. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows (in thousands):

	December 31,
	2003	2004
Deferred tax assets:
Federal and state net operating losses	$21,925	$37,811
Federal and state research credits	2,364	10,090
Deferred Revenue	8,266	6,345
Deferred Stock Compensation	1,018	3,147
Other	1,333	1,109

	34,906	58,502
Valuation allowance	(34,906)	(58,502)

Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $11.6 million, $17.8 million and $23.6 million for the periods ended December 31, 2002, 2003 and 2004 respectively.

As of December 31, 2004, the Company had net operating loss and research carryforwards for federal income tax purposes of approximately $93.7 million and $6.0 million which expire beginning in the year 2021. The Company also has state net operating loss and research credit carryforwards of approximately $86.9 million and $6.3 million. The net operating losses begin expiring in 2007 and the research credits have no expiration date.

Utilization of the Company’s net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization.

11. Subsequent Event

On March 11, 2005 the Company amended its agreement with Avecia of December 27, 2004 agreement for the manufacture of: (a) E2F single strand intermediates, (b) NF-k B Decoy single strand intermediates and hybridized duplex products, and (c) HIF-Decoy single strand intermediates. The amendment extended by one month the period during which Avecia would manufacture certain materials for an additional payment by the Company of $1.6 million plus reimbursement for raw materials. The agreement was previously amended on March 4, 2005 to specify the amount of reimbursement to be paid by the Company for previously used raw materials. The agreement does not provide for the production of material for commercial sale.

12. Selected Quarterly Financial Data (Unaudited)

	Three Months Ended December 31,		Three Months Ended September 30,		Three Months Ended June 30,		Three Months Ended March 31,
	2004	2003	2004	2003	2004	2003	2004	2003
	(In thousands, except per share amounts)
Contract revenue, related party	$8,732	$8,678	$9,266	$—	$10,635	$—	$7,749	$—
Net loss attributable to common stockholders	$(11,972)	$(37,862)	$(12,479)	$(15,724)	$(8,832)	$(11,910)	$(6,565)	$(12,078)
Basic and diluted net loss per common share	$(0.44)	$(16.58)	$(0.46)	$(7.78)	$(0.32)	$(6.07)	$(0.42)	$(6.30)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 24, 2005.

Corgentech Inc.

By:	/s/ JOHN P. MCLAUGHLIN
John P. McLaughlin President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN P. MCLAUGHLIN John P. McLaughlin	President, Chief Executive Officer and Director (Principal Executive Officer)	March 24, 2005

/s/ RICHARD P. POWERS Richard P. Powers	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 24, 2005

/s/ RODNEY A. FERGUSON Rodney A. Ferguson, Ph.D.	Chairman of the Board	March 24, 2005

/s/ RICHARD B. BREWER Richard B. Brewer	Director	March 24, 2005

/s/ THOMAS J. COLLIGAN Thomas J. Colligan	Director	March 24, 2005

/s/ VICTOR J. DZAU Victor J. Dzau, M.D.	Director	March 24, 2005

/s/ DANIEL S. JANNEY Daniel S. Janney	Director	March 24, 2005

/s/ MICHAEL B. SWEENEY Michael B. Sweeney	Director	March 24, 2005

/s/ JOHN P. MCLAUGHLIN Attorney-in-Fact

Exhibit Index

Exhibit Number		Description of Document
3.1	(1)	Restated Certificate of Incorporation.

3.2	(2)	Restated Bylaws.

4.1		Reference is made to Exhibits 3.1 through 3.2.

4.2	(3)	Specimen stock certificate.

10.1	(3)	2003 Equity Incentive Plan.

10.2	(3)	2003 Non-Employee Directors’ Stock Option Plan.

10.3	(3)	2003 Employee Stock Purchase Plan.

10.4	(3)	Lease Agreement, dated March 16, 2000, between Gateway Center, LLC and Corgentech Inc.

10.5	(3)	Sublease, dated March 11, 2002, between Michael Gurfinkel and Corgentech Inc.

10.6	(3)	Sublease, dated May 15, 2003, between Coulter Pharmaceuticals, Inc. and Corgentech Inc.

10.7	(3)	Lease, dated November 7, 1997, between Coulter Pharmaceuticals, Inc. and HMS Gateway Office L.P., as amended by the First Amendment to Lease Agreement, dated November 10, 1998, and Second Amendment to Lease Agreement, dated May 19, 2000.

10.8	(3)†	Restated and Amended Exclusive License Agreement, dated May 15, 2003, between The Board of Trustees of the Leland Stanford Junior University and Corgentech Inc.

10.9	(3)†	Restated and Amended License Agreement, dated October 1, 2003, between The Brigham and Women’s Hospital, Inc. and Corgentech Inc.

10.10	(3)†	Collaboration Agreement, dated October 10, 2003, between Bristol-Myers Squibb Company and Corgentech Inc.

10.11	(3)	Master Security Agreement, dated February 3, 2003, between GE Capital Corporation and Corgentech Inc., as amended.

10.12	(3)	Amended and Restated Investor Rights Agreement, dated October 10, 2003.

10.13	(3)	Form of Indemnity Agreement.

10.14	(3)	Employment Letter, dated November 29, 1999, with John P. McLaughlin.

10.15	(3)	Promissory Note, dated January 19, 2000, issued by John P. McLaughlin to Corgentech Inc.

10.16	(3)	Stock Pledge Agreement, dated March 2, 2000, with John P. McLaughlin.

10.17	(3)	Termination of Preemptive Rights and Registration Rights Agreement, dated May 17, 2002, between John P. McLaughlin and Corgentech Inc.

10.18	(3)	Employment Letter, dated August 18, 2000, with Leslie M. McEvoy.

10.19	(3)	Promissory Note, dated June 28, 2001, issued by Leslie M. McEvoy to Corgentech Inc.

10.20	(3)	Promissory Note, dated August 24, 2001, issued by Leslie M. McEvoy to Corgentech Inc.

10.21	(3)	Letter Agreement, dated June 30, 2001, with Leslie M. McEvoy.

10.22	(3)	Letter Agreement, dated August 24, 2001, with Leslie M. McEvoy.

10.23	(3)	Stock Pledge Agreement, dated August 28, 2001, with Leslie M. McEvoy.

10.24	(3)	Employment Letter, dated October 18, 2001, with Richard P. Powers.

10.25	(3)	Promissory Note, dated December 20, 2001, issued by Richard P. Powers to Corgentech Inc.

10.26	(3)	Stock Pledge Agreement, dated December 20, 2001, with Richard P. Powers.

10.27	(3)	Employment Letter, dated February 1, 2001, with Todd J. Lorenz.

Exhibit Number		Description of Document

10.28	(3)	Employment Letter, dated July 2, 2002, with James Z. Huang.

10.29	(3)	Letter Agreement, dated October 11, 2002, with James Z. Huang.

10.30	(3)	Promissory Note, dated October 11, 2002, issued by James Z. Huang to Corgentech Inc.

10.31	(3)	Stock Pledge Agreement, dated October 11, 2002, with James Z Huang.

10.32	(4)	Employment Letter, dated April 30, 2004, with Patrick Broderick.

10.33	(5)	Forms of Notice and Forms of Agreement for Stock Option and Restricted Stock Grants.

10.34	(5)†	Licensing Agreement, dated September 27, 2004, with Cyclacel Limited.

10.35	(6)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2003 Equity Incentive Plan.

10.36	(6)	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2003 Equity Incentive Plan.

10.37	(6)††	Manufacturing Agreement, dated December 27, 2004 with Avecia Limited.

10.38	(6)	Non-employee director cash compensation arrangement.

23.1		Consent of Independent Registered Public Accounting Firm.

24.1	(6)	Power of Attorney.

31.1		Certification required by Rule 13a-14(a).

31.2		Certification required by Rule 13a-14(a).

32.1	*	Certification of President and Chief Executive Officer, as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

32.2	*	Certification of Vice President and Chief Financial Officer, as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

(1)	Filed as Exhibit 3.2 to our Registration Statement on Form S-1, as amended (File No. 333-110923), filed on December 4, 2003, and incorporated herein by reference.
(2)	Filed as Exhibit 3.4 to our Registration Statement on Form S-1, as amended (File No. 333-110923), filed on December 4, 2003, and incorporated herein by reference.
(3)	Filed as the like numbered exhibit to our Registration Statement on Form S-1, as amended (File No. 333-110923), filed on December 4, 2003, and incorporated herein by reference.
(4)	Filed as the like numbered exhibit to our quarterly report on Form 10-Q for the quarter ended June 30, 2004, and incorporated herein by reference.
(5)	Filed as the like numbered exhibit to our quarterly report on Form 10-Q for the quarter ended September 30, 2004, and incorporated herein by reference.
(6)	Filed as the like numbered exhibit to our Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.
†	Confidential treatment has been granted for portions of this exhibit.
††	Confidential treatment has been requested for portions of this exhibit.
*	The certifications attached as Exhibit 32.1 and Exhibit 32.2 accompany this Annual Report on Form 10-K/A, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Corgentech Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K/A), irrespective of any general incorporation language contained in such filing.

Annex J

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

COMMISSION FILE NO. 000-50573

CORGENTECH INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	77-0503399
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

650 Gateway Boulevard

South San Francisco, California 94080

(650) 624-9600

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).    Yes  ☐    No  ☒

The total number of shares outstanding of the Registrant’s common stock as of April 20, 2005 was 28,106,288.

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Corgentech Inc.

Condensed Balance Sheets

(In thousands, except share and per share data)

	March 31, 2005	December 31, 2004
	(Unaudited)	(Note 1)
Assets
Current assets:
Cash and cash equivalents	$13,928	$17,312
Short-term investments	87,441	97,866
Contract revenue receivable, related party	3,434	7,337
Prepaid expenses and other current assets	4,619	3,702
Notes receivable from employees	34	98

Total current assets	109,456	126,315
Property and equipment, net	3,316	3,492
Restricted cash	675	668
Notes receivable from employees	60	60
Other long-term assets	47	1,013

Total assets	$113,554	$131,548

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	1,768	4,019
Current portion of deferred revenue, related party	13,486	7,692
Current portion of long-term debt	452	490
Accrued clinical trial liabilities	272	235
Other accrued liabilities	3,043	5,018
Refundable exercise price	200	444

Total current liabilities	19,221	17,898
Deferred revenue, related party, net of current portion	—	7,878
Long-term debt, less current portion	77	192
Deferred rent and accrued loss on sublease	445	446
Commitments
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; 5,000,000 shares authorized at March 31, 2005 and December 31, 2004; none issued or outstanding at March 31, 2005 and December 31, 2004, respectively	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized at March 31, 2005 and December 31, 2004; 27,919,657 and 27,731,612 shares issued and outstanding at March 31, 2005 and December 31, 2004, respectively	28	28
Additional paid-in capital	265,192	264,317
Notes receivable from officers	(40)	(40)
Deferred stock compensation	(15,351)	(16,977)
Accumulated other comprehensive loss	(401)	(389)
Accumulated deficit	(155,617)	(141,805)

Total stockholders’ equity	93,811	105,134

Total liabilities and stockholders’ equity	$113,554	$131,548

See accompanying notes to condensed financial statements.

Corgentech Inc.

Condensed Statements of Operations

(Unaudited)

(In thousands, except share and per share amounts)

	Three months ended March 31,
	2005	2004
Contract revenue, related party	$5,488	$7,749
Operating expenses:
Research and development	15,990	12,107
General and administrative	3,881	2,439

Total operating expenses	(19,871)	(14,546)

Loss from operations	(14,383)	(6,797)
Interest and other income	588	284
Interest and other expense	(17)	(52)

Net loss	$(13,812)	$(6,565)

Basic and diluted net loss per common share	$(0.50)	$(0.42)

Weighted average shares used to compute basic and diluted net loss per common share	27,595,453	15,748,546

See accompanying notes to condensed financials statements.

Corgentech Inc.

Condensed Statements of Cash Flows

(Unaudited, in thousands)

	For the three months ended March 31,
	2005	2004
Operating activities
Net loss	$(13,812)	$(6,565)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	318	192
Amortization of deferred compensation, net of reversals	2,079	1,363
Changes in assets and liabilities:
Prepaid expenses and other current assets	(917)	669
Contract revenue receivable, related party	3,903	1,000
Notes receivable from employees	64	(45)
Restricted cash	(7)	(1)
Other long-term assets	966	292
Accounts payable	(2,251)	(946)
Accrued clinical trial liabilities	37	22
Other accrued liabilities	(1,975)	1,943
Deferred revenue, related party	(2,084)	(1,923)
Deferred rent and accrual for loss on subleased property	(1)	47

Net cash used in operating activities	(13,680)	(3,952)

Investing activities
Purchase of property and equipment	(142)	(336)
Purchase of short-term investments	(20,733)	(107,780)
Sale of short-term investments	31,146	—

Net cash provided by (used in) investing activities	10,271	(108,116)

Financing activities
Repayment of equipment loans	(153)	(88)
Proceeds from issuance of common stock	178	103,548
Bank overdraft	—	(1,322)

Net cash provided by financing activities	25	102,138

Net decrease in cash and cash equivalents	(3,384)	(9,930)
Cash and cash equivalents at beginning of period	17,312	54,590

Cash and cash equivalents at end of period	$13,928	$44,660

Supplemental schedule of cash flow information
Interest paid	$13	$30

See accompanying notes to condensed financial statements.

Corgentech Inc.

Notes to Unaudited Condensed Financial Statements

Summary of Significant Accounting Policies

1. Basis of Presentation

The accompanying unaudited condensed financial statements of Corgentech Inc. have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. In the opinion of management these unaudited condensed financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly Corgentech’s financial position at March 31, 2005 and Corgentech’s results of operations and cash flows for the three-month periods ended March 31, 2005 and 2004. Interim-period results are not necessarily indicative of results of operations and cash flows for a full-year period.

The year-end balance sheet data were derived from audited financial statements, but do not include all disclosures required by accounting principles generally accepted in the United States of America.

These unaudited condensed financial statements and the notes accompanying them should be read in conjunction our Annual Report on Form 10-K/A for the year ended December 31, 2004, filed with the Securities and Exchange Commission. Stockholders are encouraged to review the Form 10-K/A for a broader discussion of Corgentech’s business and the risks inherent therein.

2. Stock Options

Corgentech accounts for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123.

We estimate the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the three months ended March 31,
	2005	2004	2005	2004
	Stock option plans		ESPP
Dividend yield	—	—	—	—
Risk-free interest rate	4.04%	2.40%	2.85%	—
Volatility	119%	80%	119%	—
Expected life	4 years	4 years	6 months	—

Corgentech estimates the future volatility of its common stock to be the greater of 80% or the measure of the daily volatility of its common stock from February 12, 2004 through the end of respective periods in the above table. The following table illustrates the effect on net loss and net loss per common share had we applied the fair value provisions of SFAS No. 123 to employee stock compensation (in thousands, except per share numbers):

	For the three months ended March 31,
	2005	2004
Net loss, as reported	$(13,812)	$(6,565)
Add: Stock-based employee compensation expense, included in reported net loss	1,271	1,244
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(2,209)	(1,411)

Pro forma net loss under fair value method for all awards	$(14,750)	$(6,732)

Loss per share (basic and diluted):
As reported	$(0.50)	$(0.42)

Pro forma	$(0.53)	$(0.43)

3. Net Loss Per Share

Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period, without consideration of additional potential common shares. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding and dilutive potential common shares for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by Corgentech, preferred stock, options, and warrants are considered to be potential common shares and are only included in the calculation of diluted net loss per common share when their effect is dilutive.

The following table sets forth the computation of Corgentech’s basic and diluted net loss per share (in thousands, except share and per share amounts).

	For the three months ended March 31,
	2005	2004
Numerator for basic and diluted net loss per share:
Net loss	$(13,812)	$(6,565)

Denominator for basic and diluted net loss per share:
Weighted-average shares of common stock outstanding	27,820,977	16,210,645
Less: weighted-average shares subject to repurchase	(225,524)	(462,099)
Weighted-average shares used in computing basic and diluted net loss per share	27,595,453	15,748,546

Basic and diluted net loss per share	$(0.50)	$(0.42)

Historical outstanding dilutive securities not included in diluted net loss per share
Options to purchase common stock	4,095,061	2,044,437
Warrants	—	12,500
Common stock subject to repurchase agreements	184,836	447,325

	4,279,897	2,504,262

4. Comprehensive Loss

Comprehensive loss is comprised of net loss and unrealized gains/losses on available-for-sale securities, in accordance with SFAS No. 130, Reporting Comprehensive Income.

Comprehensive loss and its components are as follows (in thousands):

	For the three months ended March 31,
	2005	2004
Net loss	$(13,812)	$(6,565)
Change in unrealized loss on investments	(12)	(40)

Comprehensive loss	$(13,824)	$(6,605)

5. Stockholders Equity

In February 2005, we issued 78,750 shares of restricted common stock to employees at a price of $0 per share half of which will cliff vest on the anniversary dates of the grant date over a two-year period. The weighted-average fair value of this stock at the time of issuance was $6.17 per share. Restricted stock awards are grants that entitle the holder to shares of common stock as the award vests. As a result of these awards, during the three months ended March 31, 2005 we recognized approximately $24,000 in compensation expense. In addition, we recognized approximately $677,000 in compensation expense as a result of restricted stock awards granted in November 2004. These stock awards offer employees the opportunity to earn shares of our stock over time, rather than options that give the employee the right to purchase stock at a set price. If all the remaining restricted stock awards that were granted in 2004 and 2005 vest, we would recognize approximately $1.8 million and $464,000 in compensation expense in 2005 and 2006, respectively. However, no compensation expense will be recognized for stock awards that do not vest.

6. Contract Revenue, Related Party

For the three months ended March 31, 2005 we recorded revenues from Bristol-Myers Squibb Company, or BMS, of $5.5 million, consisting of $3.4 million attributable to the reimbursement by BMS of expenses associated with E2F Decoy research and development and the recognition of $2.1 million of deferred revenue from BMS related to the up-front license fee of $25.0 million received in October 2003. On March 29, 2005 BMS provided notice of termination of the collaboration agreement and, as a result, the collaboration will terminate effective September 28, 2005. We will recognize the deferred revenue balance of approximately $13.5 million as of March 31, 2005 ratably as revenue through September 28, 2005, the period during which we expect to fulfill our obligations under this agreement.

7. Commitments

In December 2004, we entered into an agreement with Avecia Limited, or Avecia, for the manufacture of: (a) E2F single strand intermediates, (b) NF-kB Decoy single strand intermediates and hybridized duplex products, and (c) HIF-Decoy single strand intermediates. Avecia received payments of $6.2 million plus reimbursement for raw materials. We notified Avecia that we do not intend to continue future manufacturing of the products at Avecia’s facility in Grangemouth, Scotland.

8. Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), “Share-Based Payment”, or FAS 123R, which replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, or SFAS 123, and supercedes APB Opinions No. 25, “Accounting for Stock Issued to

Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123, no longer will be an alternative to financial statement recognition. We are required to adopt SFAS 123R in our first quarter of fiscal 2006, beginning January 1, 2006. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We are evaluating the requirements of SFAS 123R and we expect that the adoption of SFAS 123R will have a material impact on our consolidated results of operations and earnings per share. We have not yet determined the method of adoption or the effect of adopting SFAS 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

9. Subsequent Event

On April 15, 2005, the Board of Directors of Corgentech Inc. approved a workforce restructuring plan designed to reduce our cost structure. The plan calls for a workforce reduction of approximately 45 percent, and is expected to leave Corgentech with a post-reduction workforce of approximately 70 employees by June 30, 2005. We expect to incur restructuring charges of approximately $1.3 million in the second quarter of 2005 associated with employee severance costs. The reduction will be across all functional areas. In addition, we are reviewing our facility requirements. However, we are unable to determine at this time whether we will incur any facility closure costs.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Quarterly Report on Form 10-Q, including particularly the sections entitled “Business Risks” and, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the “safe harbor” created by those sections. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “continue,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” “will,” or the negative of these terms or other comparable terminology. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this Quarterly Report on Form 10-Q is filed with the Securities and Exchange Commission.

Overview

We are a biopharmaceutical company focused on the development and commercialization of DNA-based novel therapeutics for significant unmet medical needs. We are creating a pipeline of novel therapeutics focused initially on the treatment of inflammatory diseases, infectious diseases and cancer. We are developing novel classes of therapeutics including transcription factor decoys, or TF decoys, and aptamers that treat disease through the regulation of gene expression. Two Phase 3 trials, called PREVENT III and PREVENT IV, which evaluated a TF decoy called E2F Decoy in patients undergoing peripheral bypass graft, or PBG, and coronary artery bypass graft, or CABG, surgeries, did not meet their primary or secondary endpoints. We will conclude our Phase 1 trial in arterio-venous, or AV, grafts, called PREVENT V, and do not plan to develop E2F Decoy further. On April 19, 2005, we announced a plan to reduce our workforce by 45 percent.

In October 2003, we entered into global collaboration agreements with Bristol-Myers Squibb Company, or BMS, for the development and commercialization of E2F Decoy for all indications. On March 29, 2005, BMS provided notice of termination of the collaboration. Consistent with the agreement, BMS will continue to fund a majority of the remaining E2F Decoy development costs, which will consist mostly in exit costs, up until six months from the date of their termination notice.

We have an additional TF Decoy called NF-kappaB, or NF-kB, Decoy in clinical development for the treatment of atopic dermatitis, also known as eczema, and preclinical development for the treatment of other inflammatory diseases, as well as an additional TF decoy at the research stage called hypoxia-inducible factor, or HIF, for the treatment of cancer. In January 2005, we announced the filing of an investigational new drug application, or IND, with the FDA to begin a Phase 1/2, 75-patient clinical trial of NF-kB Decoy for eczema. This is the first of two Phase 1/2 trials to be initiated. Our second trial will be conducted outside the United States and is expected to be initiated in the first half of 2005. In addition to our TF Decoy product platform, we recently introduced an aptamer product platform, which is currently at the research stage and initially focused on hospital-based resistant infections. We were incorporated in January 1999 and we have incurred significant losses each year.

Financial Operations Overview

Revenues

We have not generated any revenues from sales of commercial products since our inception. We expect to receive contract revenue from BMS through the end of September 2005.

Research and Development Expenses

During the three months ended March 31, 2005, we incurred research and development expenses for NF-kB Decoy and E2F Decoy of approximately $7.2 million and $4.1 million, respectively. We also incurred $ 4.7 million in other related research and development expenses. In October 2003, we entered into our collaboration agreement with BMS, under which BMS is obligated to fund a majority of the ongoing costs of developing E2F Decoy for CABG, PBG and AV graft failure. During the three months ended March 31, 2005, we recorded approximately $3.4 million in reimbursable expenses due from BMS, as contract revenue, related party.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other related costs for personnel in executive, finance, accounting, facilities, other general corporate activities and non-cash stock compensation.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following accounting policies relating to revenue recognition, stock compensation and clinical trial accounting are most critical to a full understanding and evaluation of our reported financial results.

Revenue Recognition

Revenues associated with our collaboration with BMS consist of non-refundable, up-front license fees and reimbursement of development expenses.

We use revenue recognition criteria outlined in Staff Accounting Bulletin No. 104, Revenue Recognition and Emerging Issues Task Force Issue 00-21 Revenue Arrangements with Multiple Deliverables, or EITF 00-21. Accordingly, revenue arrangements with multiple deliverable items are divided into separate units of accounting if certain criteria are met, including whether the delivered item has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Revenues from licensing agreements are recognized based on the performance requirements of the agreement. Non-refundable up-front fees, where we have an ongoing involvement or performance obligation, are generally recorded as deferred revenue in the balance sheet and amortized into license fees in the statements of operations over the estimated term of the performance obligation.

To date we have received $25.0 million from BMS in non-refundable up-front fees in consideration for license and distribution rights of E2F Decoy. In determining the term of performance obligation, we took into account the estimated period to complete clinical trials and receive regulatory approvals for commercialization of E2F Decoy in CABG, PBG and AV grafts based upon the most recent development plans for each product. On March 29, 2005 BMS provided notice of termination of its collaboration agreement with us. The agreement provides for a six-month period prior to the effective termination of the collaboration agreement. Accordingly, we have revised the estimated period for the performance obligation and will recognize the $13.5 million deferred revenue balance of March 31, 2005 ratably as revenue through September 28, 2005.

Stock Compensation

We account for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and have adopted the disclosure-only provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. We have elected to continue to follow the intrinsic value method of accounting as prescribed by APB No. 25. The information regarding net loss as required by SFAS No. 123, presented in Note 2 to our financial statements, has been determined as if we had accounted for our employee stock options under the fair value method of that statement. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

Stock compensation expense, which is a non-cash charge, results from stock option grants at exercise prices below the deemed fair value of the underlying common. Stock compensation is amortized on a straight-line basis over the vesting period of the underlying option, generally four years. From inception through March 31, 2005, we recorded deferred stock compensation expense of $24.1 million which is amortized over the vesting period of the options. At March 31, 2005, we had a total of $15.4 million remaining to be amortized.

The total unamortized deferred stock compensation recorded for all option grants through March 31, 2005, is expected to be amortized as follows: $5.6 million during the remainder of the year ending December 31, 2005, $5.5 million during the year ending December 31, 2006, $4.2 million during the year ending December 31, 2007 and $33,500 during the year ending December 31, 2008.

Clinical Trial Accounting

We record accruals for estimated clinical study costs, comprising payments for work performed by contract research organizations and participating hospitals. These costs are a significant component of research and development expenses. We accrue costs for clinical studies performed by contract research organizations based on estimates of work performed under the contracts. Costs of setting up hospital sites for participation in trials are accrued immediately. Hospital costs related to patient enrollment are accrued as patients are entered in the trial. Payments to hospitals for post-surgery patient angiograms are accrued at the time of the performance of the angiogram. The assessment of the percentage of work completed that determines the amount of research and development expense that should be recognized in a given period requires significant judgment and could have a material impact on our balance sheet and results of operations.

Results of Operations

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004

Contract Revenue, Related Party. Contract revenue, related party decreased to $5.5 million for the three months ended March 31, 2005 from $7.7 for the three months ended March 31, 2004. The decrease of $2.2 million in revenue was primarily attributable to the lower reimbursement by BMS of $2.4 million in expenses associated with E2F Decoy research and development and the higher recognition of approximately $210,000 of deferred revenue from BMS. On March 29, 2005 BMS provided notice of termination of its collaboration agreement with us. The agreement provides for a six-month period prior to the effective termination of the collaboration agreement. Accordingly, we have revised the estimated period for the performance obligation and started to recognize deferred revenue from March 29, 2005 ratably as revenue through September 28, 2005. As a result of that change in estimate, we recognized approximately $210,000 more in deferred revenue in the three months ended March 31, 2005 compared to the three months ended March 31, 2004.

Research and Development Expenses. Research and development expenses increased to $16.0 million for the three months ended March 31, 2005 from $12.1 million for the three months ended March 31, 2004. The increase in research and development of $3.9 million was primarily the result of an increase of $8.2 million in expenses associated with the expansion of our research pipeline in inflammatory disease, cancer and other diseases, offset in part by a reduction of $4.3 million in E2F Decoy development costs. We anticipate that research and development expenses will decrease significantly through the end of 2005, due to lower clinical and manufacturing costs offset only partially by a compensation restructuring charge.

General and Administrative Expenses. General and administrative expenses increased to $3.9 million for the three months ended March 31, 2005 from $2.4 million for the three months ended March 31, 2004. The increase of $1.5 million was primarily attributable to higher payroll and non-cash stock compensation expenses. We expect our general and administrative expenses to remain relatively constant through the end of 2005, as we expect compliance and consulting expense to increase, offset almost completely by a compensation restructuring charge.

Interest and Other Income. Interest and other income increased to $588,000 for the three months ended March 31, 2005 from $284,000 for the three months ended March 31, 2004 as a result of higher average cash, cash equivalent and short-term investment balances from proceeds from our initial public offering.

Interest and Other Expense. Interest and other expense decreased to $17,000 for the three months ended March 31, 2005 from $52,000 for the three months ended March 31, 2004. Interest expense decreased due to the lower balance of our equipment line of credit.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have financed our operations primarily through the issuance of equity securities, capital equipment financing and payments from BMS pursuant to our collaboration. At March 31, 2005, we had $101.4 million in cash, cash equivalents and short-term investments and had $675,000 of restricted cash pledged as collateral for letters of credit for our leased facilities.

Pursuant to our collaboration agreement, BMS agreed to fund a majority of ongoing development costs incurred towards the development of E2F Decoy for the prevention of bypass graft failure and prevention of AV graft failure. On March 29, 2005, BMS provided notice of termination of the collaboration. Consistent with the agreement, BMS will continue to fund a majority of the remaining E2F Decoy development costs, which will consist mostly of exit costs, for six months from the date of their termination notice. On April 19, 2005, we announced a reduction in our workforce of approximately 45 percent. We believe that our available cash, cash equivalents and short-term investments, expected remaining reimbursements of development costs from BMS and our reduced operating cash usage, will be sufficient to fund anticipated levels of operations through at least the end of 2007.

Cash Flows

Net cash used in operating activities was $13.7 million and $4.0 million for the three months ended March 31, 2005 and 2004, respectively. The increase of cash used in operations of $9.7 million was primarily due to lower E2F Decoy related reimbursements, higher NF-kB Decoy research, development and manufacturing costs.

Net cash provided by/used in investing activities was net cash provided by investing activities of $10.3 million for the three months ended March 31, 2005 compared to net cash used in investing activities of $108.1 million for the three months ended March 31, 2004. The change in net cash from investing activities of $118.4 million was primarily due to a net decrease in purchases of short-term investments of $118.2 million.

Net cash provided by financing activities was $25,000 and $102.1 million for the three months ended March 31, 2005 and 2004, respectively. The decrease in net cash provided by financing activities of $102.1 million was primarily due to the completion of our initial public offering in February 2004.

Credit Facility

In February 2003, we entered into an equipment line of credit with GE Capital Corporation providing funding of up to $1.5 million. At March 31, 2005, we had drawn down $1.4 million on the line of credit. Amounts under the line of credit are secured by the equipment purchased.

Operating Capital and Capital Expenditure Requirements

We expect to devote substantial resources to continue our research and development efforts for our future products.

We do not expect to generate significant additional funds, other than reimbursements that we may receive from our collaboration with BMS through September 2005. We believe that the key factors that will affect our internal and external sources of cash are:

•	the success of our other clinical and preclinical development programs;

•	the receptivity of the capital markets to financings by biotechnology companies; and

•	our ability to enter into both in-licensing or out-licensing collaborations with biotechnology and pharmaceutical companies and the success of such collaborations.

If our available cash, cash equivalents and short-term investments, and remaining payments from BMS are insufficient to satisfy our liquidity requirements or if we develop or acquire additional product candidates, we may need to raise additional external funds through the sale of additional equity or debt securities. The sale of additional equity and debt securities may result in additional dilution to our stockholders. Additional financing may not be available in amounts or on terms acceptable to us or at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could harm our business.

Contractual Obligations

Our outstanding contractual obligations relate to our equipment debt financings, facilities leases, and obligations under our agreement with our third-party contract manufacturer. Our contractual obligations as of March 31, 2005 were as follows (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less than One Year	One to Three Years	Four to Five Years	After Five Years
Equipment financing	$0.6	$0.5	$0.1	$—	$—
Operating leases	2.9	1.5	1.4	—	—
Manufacturing	0.3	0.3	—	—	—

Total contractual cash obligations	$3.8	$2.3	$1.5	$—	$—

The contractual summary above reflects only payment obligations that are fixed and determinable. We also have contractual payment obligations, the timing of which is contingent on future events. We are obligated to make certain payments under our license agreement with The Brigham and Women’s Hospital, Inc. if milestones relating to the development and regulatory approval of TF decoys, including NF-kB Decoy, are achieved. In addition, if TF decoys are successfully commercialized we will pay royalties pursuant to this license agreement. These royalty rates are in the low single digits. Please see “Business—License Agreements” in our Form 10-K/A for the year ended December 31, 2004 for a further description of this agreement.

We have also entered into letters of credit totaling $638,000 securing our operating lease obligations, which is included in our restricted cash balance at March 31, 2005.

BUSINESS RISKS

Risks Related to Our Business

We will depend heavily on the success of our lead product candidate, NF-kB Decoy, which is entering clinical development. If we are unable to complete Phase 1/2 clinical trial or NF-kB Decoy proves to be unsafe, we may have to cease operations.

The commercial success of NF-kB Decoy will depend upon successful completion of all required clinical trials, manufacturing supplies for clinical testing and commercialization, obtaining marketing approval, successfully launching the product and acceptance of the product by the medical community and third party payors as clinically useful, cost-effective and safe. If the data from our Phase 1/2 clinical trail in eczema is not satisfactory, we may discontinue the development of NF-kB Decoy, as we discontinued development of our E2F Decoy when our Phase 3 trials PREVENT III and PREVENT IV, which evaluated E2F Decoy in patients undergoing peripheral bypass graft and coronary artery bypass graft, did not meet their primary or secondary endpoints.

We have limited manufacturing capabilities and manufacturing personnel and expect to depend on third parties to manufacture NF-kB Decoy and any future products. We are dependent on a single supplier for NF-kB Decoy intermediates.

We have limited personnel with experience in, and we do not own facilities for, manufacturing any clinical or commercial products. We rely on third parties to supply us with NF-kB Decoy for our clinical trials. In December 2004, we entered into an agreement with Avecia Limited for the manufacture of: (a) NF-kB Decoy single strand intermediates and hybridized duplex products (b) HIF-Decoy single strand intermediates, and (c) transcription factor single strand intermediates. On March 11, 2005 we and Avecia Limited amended our December 2004 agreement to extend by one month the period during which Avecia would manufacture certain materials. The agreement was previously amended on March 4, 2005 to specify the amount of reimbursement to be paid by us for previously used raw materials. We notified Avecia that we do not intend to continue future manufacturing of the products at Avecia’s facility in Grangemouth, Scotland. We do not have other agreements with third parties which obligate them to provide us with any products. There are a limited number of manufactures that are capable of manufacturing the active ingredients of TF decoys and are willing to do so. We may not be able to obtain manufacturers in a timely manner, if at all, to meet our requirements for clinical trials and, subject to receipt of regulatory approvals, commercial sale. We also depend on third-party contract laboratories to perform quality control testing of TF decoys.

We may in the future elect to manufacture certain of our products in our own manufacturing facilities. We would need to invest additional funds and recruit qualified personnel in order to build or lease and operate any manufacturing facilities.

If our third-party manufacturers’ facilities do not follow current good manufacturing practices, our product development and commercialization efforts may be harmed.

There are a limited number of manufacturers that operate under the FDA’s and European Union’s good manufacturing practices regulations and are capable of manufacturing TF decoys. Third-party manufacturers may encounter difficulties in achieving quality control and quality assurance and may experience shortages of qualified personnel. A failure of third-party manufacturers to follow current good manufacturing practices or other regulatory requirements and to document their adherence to such practices may lead to significant delays in the availability of products for commercial use or clinical study, the termination of, or hold on a clinical study, or may delay or prevent filing or approval of marketing applications for our products. In addition we could be subject to sanctions being imposed on us, including fines, injunctions and civil penalties. Changing manufacturers may require revalidation of the manufacturing process and procedures in accordance with FDA mandated current good manufacturing practices and will require FDA approval. This revalidation may be costly and time consuming. If we are unable to arrange for third-party manufacturing of our products, or to do so on commercially reasonable terms, we may not be able to complete development of our products, including NF-kB Decoy, or market them.

Our competitors currently offer and may develop therapies that reduce the size of our markets.

There are a growing number of approved therapies for the treatment of eczema. These include generic drugs with agents such as corticosteroids and new drugs such as Elidel ®, marketed by Novartis AG, and Protopic ®, marketed by Astellas Pharma Inc. In addition, other treatments for eczema are in various stages of preclinical and clinical development. These therapies could affect the size of the eczema market or could result in pricing pressure if we receive marketing approval for NF-kB Decoy.

If we fail to obtain an adequate level of reimbursement for our products by third-party payors, there may be no commercially viable markets for our products or the markets may be much smaller than expected.

The availability and levels of reimbursement by governmental and other third party payors affect the market for our products. The efficacy, safety and cost-effectiveness of our products as well as the efficacy, safety and cost-effectiveness of any competing products will determine the availability and level of reimbursement. These third-party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for healthcare products and services. In certain countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our products to other available therapies. If reimbursement for our products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, our revenues would be reduced.

If our preclinical tests or clinical trials with respect to our TF decoys for inflammatory diseases or cancer do not meet safety or efficacy endpoints in these evaluations, or if we experience significant delays in these tests or trials, our ability to commercialize products and our financial position will be impaired.

Clinical development, including preclinical testing, is a long, expensive and uncertain process and is subject to delays. It may take us several years to complete our testing, and failure can occur at any stage of testing. Despite successful early stage testing, for example, we discontinued development of E2F Decoy when our Phase 3 trials PREVENT III and PREVENT IV, which evaluated E2F Decoy in patients undergoing peripheral bypass graft and coronary artery bypass graft, did not meet their primary or secondary endpoints. Patient enrollment in future clinical trials depends on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the study and patient compliance. Delays in patient enrollment or failure of patients to continue to participate in a study may cause an increase in costs and delays, or result in the failure of the trial.

The results of preclinical or clinical studies do not necessarily predict future clinical trial results, and acceptable results in early studies might not be seen in later studies. Any preclinical or clinical test may fail to produce results satisfactory to the FDA or foreign regulatory authorities. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Drug-related adverse events during a clinical trial could cause us to repeat a trial, terminate a trial or cancel the program. In addition, we are required by the FDA to conduct additional preclinical studies, including toxicology, while our clinical studies are ongoing.

We have a limited operating history and if we do not generate significant revenues, we will not be able to achieve profitability.

We do not have any products approved for marketing. We have a limited history of operations and have focused primarily on clinical trials of E2F Decoy. In April 2005, we announced that we would no longer develop E2F Decoy. We have incurred net losses since our inception. As of March 31, 2005, we had an accumulated deficit of approximately $155.6 million. We expect to incur substantial net losses to further develop and commercialize TF decoys and do not know whether or when we will become profitable and may not be able to sustain our operations.

We will need additional financing, which may be difficult to obtain. If we fail to obtain necessary financing or do so on unattractive terms, our development programs and other operations could be harmed.

We will require substantial funds to conduct development, including preclinical testing and clinical trials of our potential products including NF-kB Decoy. We expect that our existing cash, cash equivalents and short-term investments will be sufficient to fund our planned operations well into 2007. BMS will fund a majority of the remaining exit costs we incur related to E2F Decoy for CABG and AV graft failure. We expect to incur significant spending as we expand our development programs and pre-commercialization activities and our future capital requirements will depend on many factors, including:

•	the scope and results of our NF-kB Decoy clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals for NF-kB Decoy and other future TF decoys;

•	the cost of TF decoys manufacturing activities;

•	the cost of TF decoys pre-commercialization activities;

•	the cost of research related to our cancer decoys; and

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including any litigation costs and the results of such litigation.

Additional financing may not be available when we need it or may not be available on favorable terms. If we are unable to obtain adequate funding on a timely basis, we may be required to significantly curtail one or more of our research, development or commercial programs. We could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates or products which we would otherwise pursue on our own. If we raise additional funds by issuing equity securities, our then-existing stockholders will experience dilution and the terms of any new equity securities may have preference over our common stock.

Our products are based on a new technology, TF decoys, and we have only limited experience in regulatory affairs, which may affect our ability or the time required to obtain necessary regulatory approvals.

Our most advanced product candidates, including NF-kB Decoy, are based on our TF decoy technology. Our E2F Decoy program was also based on TF decoy technology. We discontinued development of E2F Decoy when our Phase 3 trials PREVENT III and PREVENT IV, which evaluated E2F Decoy in patients undergoing peripheral bypass graft and coronary artery bypass graft, did not meet their primary or secondary endpoints. Because there are currently no approved products based on this technology, the regulatory requirements governing this type of product may be more rigorous or less clearly established than for already approved classes of therapeutics. We must provide the FDA and foreign regulatory authorities with preclinical and clinical data that demonstrate that our products are safe and effective before they can be approved for commercial sale. We have only limited experience in filing and prosecuting the applications necessary to gain regulatory approvals. As a result, we may experience a longer regulatory process in connection with obtaining regulatory approvals for our product candidates.

If third-party clinical research organizations do not perform in an acceptable and timely manner, our clinical trials could be delayed or unsuccessful.

We do not have the ability to conduct all of our clinical trials independently. We rely on clinical investigators, third-party clinical research organizations and consultants to perform substantially all of these functions. If we cannot locate acceptable contractors to run our clinical trials or enter into favorable agreements with them, or if these third parties do not successfully carry out their contractual duties, satisfy FDA requirements for the conduct of clinical trials or meet expected deadlines, we will be unable to obtain required approvals and will be unable to commercialize our products, including NF-kB Decoy, on a timely basis, if at all. Our agreements are generally cancelable by either party with 30 to 90 days agreement, with or without cause.

Even if our products are approved by regulatory authorities, if we fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by the FDA and other regulatory bodies. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturer or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recall, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.

We intend to market our products in international markets. In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

If we do not find collaborators for our product candidates, we may have to reduce or delay our rate of product development and/or increase our expenditures.

Our strategy to develop, manufacture and commercialize our products includes entering into various relationships with pharmaceutical companies with respect to some programs to advance such programs and reduce our expenditures on such programs. To date, we have entered into one collaboration agreement regarding

E2F Decoy. On March 29, 2005 BMS provided notice of termination of our collaboration agreement to develop and commercialize E2F Decoy. On March 30, 2005 we announced that we decided to terminate any further development of E2F Decoy. Our other product candidates, including NF-kB Decoy, will target highly competitive therapeutic markets in which we have limited experience and expertise. If we are unable to develop this expertise ourselves, we will need to enter into agreements with a biotechnology or pharmaceutical company to provide us with the necessary resources and experience for the development and commercialization of products in these markets. There are a limited number of companies with the resources necessary to develop our future products commercially, and we may be unable to attract any of these firms. A company that has entered into a collaboration agreement with one of our competitors may choose not to enter into a collaboration agreement with us. We may not be able to negotiate any collaboration on acceptable terms or at all. If we are not able to establish collaborative arrangements, we may have to reduce or delay further development of some of our programs and /or increase our expenditures and undertake the development activities at our own expense. If we elect to increase our expenditures to fund our development programs, we will need to obtain additional capital, which may not be available on acceptable terms or at all.

In addition, there have been a significant number of recent business combinations among biotechnology and pharmaceutical companies that have reduced the number of potential future collaborators. If business combinations involving potential collaborators were to occur, the effect could be to diminish, terminate or cause delays in one or more of our product development programs.

We depend on our officers and key employees, and if we are not able to retain them or recruit additional qualified personnel, our business will suffer.

We are highly dependent on our president and chief executive officer, John P. McLaughlin and other officers and key employees. Due to the specialized knowledge each of our officers and key employees possesses with respect to TF decoys and our operations, the loss of service of any of our officers or key employees could delay or prevent the successful enrollment and completion of our clinical trials or the commercialization of TF decoys. We do not carry key man life insurance on our officers or key employees except for Mr. McLaughlin.

We have employment agreements with Mr. McLaughlin, Richard P. Powers, our vice president and chief financial officer, Leslie M. McEvoy, our senior vice president, research, James Z. Huang, our senior vice president, commercial operations and business development, and Patrick Broderick, our vice president and general counsel. Each of our officers and key employees may terminate their employment without notice and without cause or good reason. We currently are not aware that any officer or key employee is planning to leave or retire.

In addition, our growth will require hiring a significant number of qualified scientific, commercial and administrative personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. Our offices are located in the San Francisco Bay Area, where competition for personnel with biopharmaceutical skills is intense. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

As a result of the reduction in force we announced on April 19, 2005, we may be unable to retain employees and experience significant delays in recruiting new employees in the future.

We had 129 full-time employees on March 31, 2004 and we announced on April 19, 2005 a plan that would reduce our workforce by 45 percent, and is expected to leave Corgentech with a post-reduction workforce of approximately 70 employees by June 30, 2005. We may experience a further reduction in force due to voluntary employee termination and a diminished ability to recruit new employees to further the research, development and commercialization of our future drug candidates, including NF-kB Decoy. There can be no assurance that our current and planned personnel will be adequate to support such activities. If we are unable to manage any necessary growth effectively, our business could be harmed.

Risks Related to Our Industry

We face the risk of product liability claims and may not be able to obtain insurance.

Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing, and marketing of drugs and related devices. Although we have product liability and clinical trial liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. We may not be able to obtain or maintain adequate protection against potential liabilities. In addition, if any of our product candidates are approved for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity or reduced acceptance of our products in the market.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive.

Our research and development activities involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We are subject to a variety of federal, state and local regulations relating to the use, handling, storage and disposal of these materials. We generally contract with third parties for the disposal of such substances and store certain low-level radioactive waste at our facility until the materials are no longer considered radioactive. We cannot eliminate the risk of accidental contamination or injury from these materials. We may be required to incur substantial costs to comply with current or future environmental and safety regulations. If an accident or contamination occurred, we would likely incur significant costs associated with civil penalties or criminal fines and in complying with environmental laws and regulations. We do not have any insurance for liabilities arising from hazardous materials. Compliance with environmental laws and regulations is expensive, and current or future environmental regulation may impair our research, development or production efforts.

The life sciences industry is highly competitive and subject to rapid technological change.

The life sciences industry is highly competitive and subject to rapid and profound technological change. Our present and potential competitors include major pharmaceutical companies, as well as specialized biotechnology and life sciences firms in the United States and in other countries. Most of these companies have considerably greater financial, technical and marketing resources than we do. Additional mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors. Our existing or prospective competitors may develop processes or products that are more effective than ours or be more effective at implementing their technologies to develop commercial products faster. Our competitors may succeed in obtaining patent protection and/or receiving regulatory approval for commercializing products before us. Developments by our competitors may render our product candidates obsolete or non-competitive.

We also experience competition from universities and other research institutions, and we frequently compete with others in acquiring technology from those sources. These industries have undergone, and are expected to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technical advances in each field are made and become more widely known. There can be no assurance that others will not develop technologies with significant advantages over those that we are seeking to develop. Any such development could harm our business.

Legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact upon our ability to sell our products profitably. In the United States in recent years, new legislation has been proposed at the federal and state levels that would effect major changes in the healthcare system, either nationally or at the state level. These proposals have included prescription drug benefit proposals for Medicare beneficiaries introduced in Congress. Legislation creating a prescription drug benefit and making certain changes in Medicare reimbursement has recently been enacted by Congress. Given this legislation’s recent enactment, it is still too early to determine its impact on the pharmaceutical industry and our business. Further federal and state proposals are likely. More recently, administrative proposals are pending that would change the method for calculating the reimbursement of certain drugs. The potential for adoption of these proposals may affect our ability to raise capital, obtain additional collaborators or market our products. Such proposals, if enacted, may reduce our revenues, increase our expenses or limit the markets for our products. In particular, we expect to experience pricing pressures in connection with the sale of our products due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain protection for the intellectual property incorporated into our products, the value of our technology and products will be adversely affected.

Our success will depend in large part on our ability or the ability of our licensors to obtain and maintain protection in the United States and other countries for the intellectual property incorporated into our products. As of March 31, 2005, we had 41 issued United States and foreign patents and 42 pending United States and foreign patent applications. The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions. Neither we nor our licensors may be able to obtain additional issued patents relating to our technology. Even if issued, patents may be challenged, narrowed, invalidated, or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of the term of patent protection we may have for our products. In addition, our patents and our licensors’ patents may not afford us protection against competitors with similar technology. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications.

We also rely on trade secret protection and confidentiality agreements to protect our interests in proprietary know-how that is not patentable and for processes for which patents are difficult to enforce. We cannot be certain that we will be able to protect our trade secrets adequately. Any leak of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets.

If we lose our licenses from Stanford University or The Brigham and Women’s Hospital we will not be able to continue our business.

We hold licenses from The Board of Trustees of the Leland Stanford Junior University and The Brigham and Women’s Hospital, Inc. for patents, patent applications and know-how covering our technology generally and NF-kB Decoy specifically. These license agreements impose various diligence, commercialization, sublicensing, royalty, insurance, and other obligations on us. If we fail to comply with the obligations in the license agreements, the licensor may have the right to terminate the license and we may not be able to market products that were covered by the license including NF-kB Decoy. To date, we have met all of our obligations under these agreements.

We may incur substantial costs enforcing our patents, defending against third-party patents, invalidating third-party patents or licensing third-party intellectual property, as a result of litigation or other proceedings relating to patent and other intellectual property rights.

We may not have rights under some patents or patent applications that would be infringed by technologies that we use in our research, drug targets that we select, or product candidates that we seek to develop and commercialize. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. We or our collaborators therefore may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or forced to cease some aspect of our business operations, as a result of patent infringement claims, which could harm our business.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. Although we are not currently a party to any patent litigation or any other adversarial proceeding, including any interference proceeding declared before the United States Patent and Trademark Office, regarding intellectual property rights with respect to our products and technology, we may become so in the future. We are not currently aware of any actual or potential infringement claim involving our intellectual property rights. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. The outcome of patent litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party, especially in biotechnology related patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If a patent or other proceeding is resolved against us, we may be enjoined from researching, developing, manufacturing or commercializing our products without a license from the other party and we may be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms or at all.

Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could harm our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

We may not be successful in our efforts to expand our portfolio of products and develop additional delivery technologies.

A key element of our strategy is to discover, develop and commercialize a portfolio of new drugs and technologies to deliver those drugs safely and efficiently. We are seeking to do so through our internal research programs and in-licensing. A significant portion of the research that we are conducting involves new and unproven technologies. Research programs to identify new disease targets, product candidates and delivery technologies require substantial technical, financial and human resources whether or not any candidates or technologies are ultimately identified. Our research programs may initially show promise in identifying potential product candidates or delivery technologies, yet fail to yield product candidates or delivery technologies for clinical development for any of the following reasons:

•	research methodology used may not be successful in identifying potential product candidates;

•	potential delivery technologies may not safely or efficiently deliver our drugs; and

•	product candidates may on further study be shown to have harmful side effects or other characteristics that indicate they are unlikely to be effective drugs.

If we are unable to discover suitable potential product candidates or develop additional delivery technologies through internal research programs or in-license suitable products or delivery technologies on acceptable business terms, our business prospects will suffer.

Other Risks

Changes in, or interpretations of, accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

Accounting methods and policies for biopharmaceutical companies, including policies governing revenue recognition, expenses, accounting for stock options and in-process research and development costs are subject to further review, interpretation and guidance from relevant accounting authorities, including the Securities and Exchange Commission. Changes to, or interpretations of, accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this Quarterly Report on Form 10-Q. Historically, we have not been required to record stock-based compensation charges if the employee’s stock option exercise price equals or exceeds the fair value of our common stock at the date of grant. The Financial Accounting Standards Board issued in December 2004 Statement of Accounting Standards No. 123R which will require us to record expense for the fair value of stock options granted and purchases under employee stock purchase plans in the first annual period beginning after June 15, 2005. When we change our accounting policy to record expense for the fair value of stock options granted and shares purchased, our operating expenses will increase. We rely heavily on stock options to motivate existing employees and attract new employees. When we are required to expense stock options, we may choose to reduce our reliance on stock options as a motivation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. If we do not reduce our reliance on stock options, our reported losses will increase.

Anti-takeover defenses that we have in place could prevent or frustrate attempts by stockholders to change the direction or management of the company.

Provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

•	establish a classified board of directors, so that not all members of our board may be elected at one time;

•	set limitations on the removal of directors;

•	limit who may call a special meeting of stockholders;

•	establish advance agreement requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	provide our board of directors the ability to designate the terms of and issue new series of preferred stock without stockholder approval.

These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirors at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence.

Our (a) executive officers and (b) directors and principal stockholders, together with their affiliates, as of March 31, 2005 beneficially owned approximately 8.6 percent and 51.2 percent of our voting stock, respectively, including shares subject to outstanding options. Our executive officers are not affiliated with any of our directors, principal stockholders or their affiliates. These stockholders will likely be able to determine the composition of our board of directors, possess the voting power to approve all matters requiring stockholder approval, and continue to have significant influence over our operations. The interests of these stockholders may be different than the interests of other stockholders on these matters. This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

Our stock price is volatile and our closing stock price has changed during the first quarter of 2005 from a highest close of $8.18 per share to a lowest close of $2.32 per share. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The price for our common stock may be influenced by many factors, including:

•	results of our clinical trials;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	regulatory developments in the United States and foreign countries;

•	developments or disputes concerning patents or other proprietary rights;

•	ability to manufacture our products to commercial standards;

•	public concern over our products;

•	litigation;

•	the departure of key personnel;

•	future sales of our common stock;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	investors’ perceptions of us; and

•	general economic, industry and market conditions.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is principally limited to our cash equivalents and investments that have maturities of less than two years. We maintain an investment portfolio of investment grade, liquid debt securities that limits the amount of credit exposure to any one issue, issuer or type of instrument. The securities in our investment portfolio are not leveraged, are classified as available-for-sale and are therefore subject to interest rate risk. We currently do not hedge interest rate exposure. If market interest rates were to increase by 100 basis points, or 1 percent from March 31, 2005 levels, the fair value of our portfolio would decline by approximately $330,000. The modeling technique used measures the change in fair values arising from an immediate hypothetical shift in market interest rates and assumes ending fair values include principal plus accrued interest.

Item 4. Controls and Procedures

Evaluation of disclosure controls and procedures.

Based on their evaluation as of March 31, 2005, our chief executive officer and chief financial officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were sufficiently effective to ensure that the information required to be disclosed by us in this Quarterly Report on Form 10-Q was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and Form 10-Q.

Changes in internal controls.

In February 2005, we implemented a computerized purchasing request system that integrates with our financial reporting system. There were no other changes in our internal controls over financial reporting during the quarter ended March 31, 2005 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Limitations on the effectiveness of controls.

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Corgentech have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations. We are not currently involved in any material legal proceedings

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Use of Proceeds

Our initial public offering of common stock was effected through a Registration Statement on Form S-1 (File No. 333-110923) that was declared effective by the Securities and Exchange Commission on February 11, 2004 and a Registration Statement on Form S-1 filed pursuant to Rule 462 (File No. 333-112734) on February 12, 2004, pursuant to which we sold all 6,900,000 shares of our common stock registered. We expect to use the net proceeds of $100.8 million in our research and development efforts, product development activities, and general corporate activities.

Our initial public offering of common stock commenced on February 12, 2004 and was completed after all of the shares of common stock that were registered were sold. The managing underwriters in our initial public offering were Credit Suisse First Boston LLC, Lehman Brothers Inc., CIBC World Markets Corp. and Piper Jaffray & Co. The aggregate offering price of the 6,900,000 shares registered and sold was $110.4 million. Of this amount, $7.7 million was paid in underwriting discounts and commissions, and an additional $1.9 million of expenses was incurred, of which approximately $900,000 was incurred during the year ended December 31, 2003 and approximately $1.0 million was incurred during the year ended December 31, 2004. None of the expenses was paid, directly or indirectly, to directors, officers or persons owning 10 percent or more of our common stock, or to our affiliates.

We intend to use the net proceeds of the offering primarily for research and development of novel transcription factor decoys, including for NF-kB Decoy.

As of March 31, 2005, we had applied the estimated aggregated net proceeds of $100.8 million from our initial public offering as follows:

Working capital:	$93.0 million
Temporary investments:	$7.8 million

The foregoing amounts represent our best estimate of our use of proceeds for the period indicated. No such payments were made to our directors or officers or their associates, holders of 10 percent or more of any class of our equity securities or to our affiliates, other than payments to officers for salaries in the ordinary course of business.

Issuer Purchases of Equity

During the three months ended March 31, 2005, we repurchased 345 shares of our common stock from one employee at a price of $1.20 per share pursuant to our right to repurchase upon such employee’s termination of employment.

Item 3. Defaults upon Senior Securities

Not applicable.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5. Other Information

Consistent with Section 10A(i)(2) of the Securities Exchange Act of 1934, as added by Section 202 of the Sarbanes-Oxley Act of 2002, Corgentech is responsible for disclosing the nature of the non-audit services approved by our Audit Committee during a quarter to be performed by Ernst & Young LLP, our independent auditor. Non-audit services are services other than those provided by Ernst & Young LLP in connection with an audit or a review of our financial statements. During the first quarter of 2005 our Audit Committee approved tax compliance services to be performed by Ernst & Young LLP.

Item 6. Exhibits

Exhibit Number		Description of Document
10.39	(1)	Non-employees director cash compensation arrangement.

10.40	++	Letter Agreement, dated March 4, 2005, between Avecia Limited and Corgentech Inc.

10.41	++	Letter Agreement, dated March 11, 2005, between Avecia Limited and Corgentech Inc.

31.1		Certification of President and Chief Executive Officer, as required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

31.2		Certification of Vice President and Chief Financial Officer, as required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

32.1	*	Certification of President and Chief Executive Officer, as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

32.2	*	Certification of Vice President and Chief Financial Officer, as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

(1)	Filed as the like numbered exhibit to our Current Report on Form 8-K, dated April 15, 2005, and filed on April 21, 2005, and incorporated herein by reference.
++	Confidential treatment has been requested for portions of this exhibit.
*	The certifications attached as Exhibit 32.1 and Exhibit 32.2 accompany this Quarterly Report on Form 10-Q, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Corgentech Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-Q), irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 6, 2005
Corgentech Inc.

/s/ John P. McLaughlin
John P. McLaughlin
President and Chief Executive Officer
(Principal Executive Officer)

/s/ Richard Powers
Richard P. Powers
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit Index

Exhibit Number		Description of Document
10.39	(1)	Non-employees director cash compensation arrangement.

10.40	++	Letter Agreement, dated March 4, 2005, between Avecia Limited and Corgentech Inc.

10.41	++	Letter Agreement, dated March 11, 2005, between Avecia Limited and Corgentech Inc.

31.1		Certification of President and Chief Executive Officer, as required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

31.2		Certification of Vice President and Chief Financial Officer, as required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

32.1	*	Certification of President and Chief Executive Officer, as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

32.2	*	Certification of Vice President and Chief Financial Officer, as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

(1)	Filed as the like numbered exhibit to our Current Report on Form 8-K, dated April 15, 2005, and filed on April 21, 2005, and incorporated herein by reference.
++	Confidential treatment has been requested for portions of this exhibit.
*	The certifications attached as Exhibit 32.1 and Exhibit 32.2 accompany this Quarterly Report on Form 10-Q, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Corgentech Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-Q), irrespective of any general incorporation language contained in such filing.

Annex K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

COMMISSION FILE NO. 000-50573

CORGENTECH INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	77-0503399
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

650 Gateway Boulevard

South San Francisco, California 94080

(650) 624-9600

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange

Act Rule 12b-2).    Yes  ☐    No  ☒

The total number of shares outstanding of the Registrant’s common stock as of July 20, 2005 was 28,020,955.

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Corgentech Inc.

Condensed Balance Sheets

(In thousands, except share and per share data)

	June 30, 2005	December 31, 2004
	(Unaudited)	(Note 1)
Assets
Current assets:
Cash and cash equivalents	$23,363	$17,312
Short-term investments	72,254	97,866
Contract revenue receivable, related party	1,256	7,337
Prepaid expenses and other current assets	1,863	3,702
Notes receivable from employees	61	98

Total current assets	98,797	126,315
Property and equipment, net	2,940	3,492
Restricted cash	525	668
Notes receivable from employees	—	60
Other long-term assets	15	1,013

Total assets	$102,277	$131,548

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$943	$4,019
Current portion of deferred revenue, related party	6,706	7,692
Current portion of long-term debt	379	490
Accrued clinical trial liabilities	339	235
Current portion of deferred rent	425	—
Other accrued liabilities	3,696	5,018
Refundable exercise price	151	444

Total current liabilities	12,639	17,898
Deferred revenue, related party, net of current portion	—	7,878
Long-term debt, less current portion	23	192
Deferred rent	11	446
Commitments
Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized at June 30, 2005 and December 31, 2004; none issued or outstanding at June 30, 2005 and December 31, 2004, respectively	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized at June 30, 2005 and December 31, 2004; 27,887,195 and 27,731,612 shares issued and outstanding at June 30, 2005 and December 31, 2004, respectively	28	28
Additional paid-in capital	261,750	264,317
Notes receivable from officers	(40)	(40)
Deferred stock compensation	(10,565)	(16,977)
Accumulated other comprehensive loss	(239)	(389)
Accumulated deficit	(161,330)	(141,805)

Total stockholders’ equity	89,604	105,134

Total liabilities and stockholders’ equity	$102,277	$131,548

See accompanying notes to condensed financial statements.

Corgentech Inc.

Condensed Statements of Operations

(Unaudited)

(In thousands, except share and per share amounts)

	For the three months ended June 30,		For the six months ended June 30,
	2005	2004	2005	2004
Contract revenue, related party	$8,119	$10,635	$13,607	$18,384
Operating expenses:
Research and development	10,755	16,552	26,745	28,659
General and administrative	3,702	3,374	7,583	5,813

Total operating expenses	(14,457)	(19,926)	(34,328)	(34,472)

Loss from operations	(6,338)	(9,291)	(20,721)	(16,088)
Interest and other income	636	479	1,224	763
Interest and other expense	(11)	(20)	(28)	(72)

Net loss	$(5,713)	$(8,832)	$(19,525)	$(15,397)

Basic and diluted net loss per common share	$(0.21)	$(0.32)	$(0.71)	$(0.72)

Weighted average shares used to compute basic and diluted net loss per common share	27,706,465	27,301,791	27,650,521	21,525,168

See accompanying notes to condensed financials statements.

Corgentech Inc.

Condensed Statements of Cash Flows

(Unaudited, in thousands)

	For the six months ended June 30,
	2005	2004
Net loss	$(19,525)	$(15,397)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	644	369
Amortization of deferred compensation, net of reversals	3,048	2,833
Loss on disposal of assets	101	—
Forgiveness of notes receivable	20	—
Changes in assets and liabilities:
Prepaid expenses and other current assets	1,839	583
Contract receivable, related party	6,081	(2,794)
Notes receivable from employees	77	(46)
Restricted cash	143	(3)
Other long-term assets	998	499
Accounts payable	(3,076)	122
Accrued clinical trial liabilities	104	(973)
Other accrued liabilities	(1,322)	2,524
Deferred revenue, related party	(8,864)	(3,846)
Deferred rent	(10)	92

Net cash used in operating activities	(19,742)	(16,037)

Investing activities
Purchase of property and equipment	(193)	(690)
Purchase of short-term investments	(44,412)	(168,642)
Sale of short-term investments	70,174	40,250

Net cash provided by (used in) investing activities	25,569	(129,082)

Financing activities
Repayment of equipment loans	(280)	(222)
Proceeds from issuance of common stock	504	103,546
Bank overdraft	—	(1,322)

Net cash provided by financing activities	224	102,002

Net increase/(decrease) in cash and cash equivalents	6,051	(43,117)
Cash and cash equivalents at beginning of period	17,312	54,590

Cash and cash equivalents at end of period	$23,363	$11,473

Supplemental schedule of cash flow information
Interest paid	$6	$50

See accompanying notes to condensed financial statements.

Corgentech Inc.

Notes to Unaudited Condensed Financial Statements

Summary of Significant Accounting Policies

1. Basis of Presentation

The accompanying unaudited condensed financial statements of Corgentech Inc. have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. In the opinion of management these unaudited condensed financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly Corgentech’s financial position at June 30, 2005 and Corgentech’s results of operations and cash flows for the three- and six-month periods ended June 30, 2005 and 2004. Interim-period results are not necessarily indicative of results of operations and cash flows for a full-year period.

The year-end balance sheet data were derived from audited financial statements, but do not include all disclosures required by U.S. generally accepted accounting principles.

These unaudited condensed financial statements and the notes accompanying them should be read in conjunction our Annual Report on Form 10-K/A for the year ended December 31, 2004, filed with the Securities and Exchange Commission. Stockholders are encouraged to review the Form 10-K/A for a broader discussion of Corgentech’s business and the risks inherent therein.

2. Stock Options

Corgentech accounts for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123, as amended by SFAS No. 148.

We estimate the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the three months ended June 30,				For the six months ended June 30,
	2005	2004	2005	2004	2005	2004	2005	2004
	Stock option plans		ESPP		Stock option plans		ESPP
Dividend yield	—	—	—	—	—	—	—	—
Risk-free interest rate	3.72%	3.60%	3.00%	—	3.88%	3.60%	2.93%	—
Volatility	110%	80%	110%	—	114%	80%	110%	—
Expected life	4 years	4 years	6 months	—	4 years	4 years	6 months	—

Corgentech estimates the future volatility of its common stock to be the greater of 80% or the measure of the daily volatility of its common stock from February 12, 2004 through the end of respective periods in the above table. The following table illustrates the effect on net loss and net loss per common share had we applied the fair value provisions of SFAS No. 123 to employee stock compensation (in thousands, except per share numbers):

	For the three months ended June 30,		For the six months ended June 30,
	2005	2004	2005	2004
Net loss, as reported	$(5,713)	$(8,832)	$(19,525)	$(15,397)
Add: Stock-based employee compensation expense, included in reported net loss	1,137	1,327	2,408	2,571
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,879)	(1,522)	(4,088)	(2,933)

Pro forma net loss under fair value method for all awards	$(6,455)	$(9,027)	$(21,205)	$(15,759)

Loss per share (basic and diluted):
As reported	$(0.21)	$(0.32)	$(0.71)	$(0.72)

Pro forma	$(0.23)	$(0.33)	$(0.77)	$(0.73)

3. Net Loss Per Share

Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period, without consideration of additional potential common shares. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding and dilutive potential common shares for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by Corgentech, preferred stock, options, and warrants are considered to be potential common shares and are only included in the calculation of diluted net loss per common share when their effect is dilutive.

The following table sets forth the computation of Corgentech’s basic and diluted net loss per share (in thousands, except share and per share amounts).

	For the three months ended June 30,		For the six months ended June 30,
	2005	2004	2005	2004
Numerator for basic and diluted net loss per share:
Net loss	$(5,713)	$(8,832)	$(19,525)	$(15,397)

Denominator for basic and diluted net loss per share:
Weighted-average shares of common stock outstanding	27,867,808	27,728,617	27,843,777	21,969,631
Less: weighted-average shares subject to repurchase	(161,343)	(426,826)	(193,256)	(444,463)

Weighted-average shares used in computing basic and diluted net loss per share	27,706,465	27,301,791	27,650,521	21,525,168

Basic and diluted net loss per share	$(0.21)	$(0.32)	$(0.71)	$(0.72)

Historical outstanding dilutive securities not included in diluted net loss per share
Options to purchase common stock	4,168,343	2,150,604
Warrants	—	12,500
Common stock subject to repurchase agreements	130,100	394,950

	4,298,443	2,558,054

4. Comprehensive Loss

Comprehensive loss is comprised of net loss and unrealized gains/losses on available-for-sale securities, in accordance with SFAS No. 130, Reporting Comprehensive Income.

Comprehensive loss and its components for the three- and six-month periods ended June 30, 2005 and 2004 are as follows (in thousands):

	For the three months ended June 30,		For the six months ended June 30,
	2005	2004	2005	2004
Net loss	$(5,713)	$(8,832)	$(19,525)	$(15,397)
Change in unrealized loss on investments	162	(386)	150	(426)
Comprehensive loss	$(5,551)	$(9,218)	$(19,375)	$(15,823)

5. Stockholders Equity

In February 2005, we issued 78,750 shares of restricted common stock to employees at a price of $0 per share half of which will cliff vest on the anniversary dates of the grant date over a two-year period. The weighted-average fair value of this stock at the time of issuance was $6.17 per share. Restricted stock awards are grants that entitle the holder to shares of common stock as the award vests. As a result of these awards, during the six months ended June 30, 2005 we recognized approximately $45,000 in compensation expense. In addition, we recognized approximately $1.1 million in compensation expense as a result of restricted stock awards granted in November 2004. These stock awards offer employees the opportunity to earn shares of our stock over time, rather than options that give the employee the right to purchase stock at a set price. If all the remaining restricted stock awards that were granted in 2004 and 2005 vest, we would recognize approximately $511,000 and $442,000 in compensation expense in the second half of 2005 and 2006, respectively. However, no compensation expense will be recognized for stock awards that do not vest.

6. Contract Revenue, Related Party

For the three and six months ended June 30, 2005 we recorded revenues from Bristol-Myers Squibb Company, or BMS, of $8.1 and $13.6 million, respectively, consisting of $1.3 million and $4.7 million attributable to the reimbursement by BMS of expenses associated with E2F Decoy research and development and the recognition of $6.8 million and $8.9 million of deferred revenue from BMS, respectively, related to the up-front license fee of $25.0 million received in October 2003. On March 29, 2005 BMS provided notice of termination of the collaboration agreement and, as a result, the collaboration will terminate effective September 28, 2005. We expect to recognize the deferred revenue balance of approximately $6.7 million as of June 30, 2005 ratably as revenue through September 28, 2005, the period during which we expect to fulfill our obligations under this agreement.

7. Commitments

In December 2004, we entered into an agreement with Avecia Limited, or Avecia, for the manufacture of: (a) E2F single strand intermediates, (b) NF-kB Decoy single strand intermediates and hybridized duplex products, and (c) HIF-Decoy single strand intermediates. We paid Avecia $6.2 million plus reimbursement for raw materials in the three months ended March 31, 2005. We notified Avecia that we do not intend to continue future manufacturing of the products at Avecia’s facility in Grangemouth, Scotland.

8. Restructuring Activities

In April 2005, we announced a workforce restructuring plan designed to reduce our cost structure. The plan called for a workforce reduction of approximately 45 percent, and left us with a post-reduction workforce of 72 employees as of June 30, 2005. In the three months ended June 30, 2005, we took the following charges associated with the workforce reduction (in thousands):

Employee severance costs	$1,302
Cumulative future lease costs	359
Write-down of leasehold improvement	90

$1,751

We have paid approximately $907,000 in severance salaries and other termination-related benefits during the three months ended June 30, 2005. The accrual balance at June 30, 2005 is $395,000 for employee severance costs and $359,000 for future lease costs. In the three months ended June 30, 2005, approximately $1.1 million of the costs associated with the workforce reduction were included in research and development expenses and approximately $200,000 in general and administrative expenses. In the three months ended June 30, 2005, approximately $394,000 of the cumulative future lease costs and write-down of leasehold improvement were allocated to research and development expenses and approximately $55,000 were allocated to general and administrative expenses.

9. Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), “Share-Based Payment”, or FAS 123R, which replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, or SFAS 123, and supercedes APB Opinions No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123, no longer will be an alternative to financial statement recognition. We are required to adopt SFAS 123R in our first quarter of fiscal 2006, beginning January 1, 2006. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We are evaluating the requirements of SFAS 123R and we expect that the adoption of SFAS 123R will have a material impact on our consolidated results of operations and earnings per share. We have not yet determined the method of adoption or the effect of adopting SFAS 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

10. Subsequent Event

Executive Change in Control and Severance Benefit Plan

On July 29, 2005, our board of directors approved the Corgentech Inc. Executive Change in Control and Severance Benefit Plan, or the Plan. Pursuant to the Plan, our chief executive officer, chief financial officer, senior vice presidents and vice presidents, each an eligible employee under the Plan, will be entitled to certain benefits in the event of a covered termination. A covered termination in general means either: (a) an involuntary termination without cause which occurs within 3 months prior to, or 12 months following, the effective date of a change of control, or (b) a constructive termination with occurs within 12 months following the effective date of a change of control. In general, in the event of a covered termination, an eligible employee will be entitled to receive: (a) cash severance payments equal to (i) 50% of the eligible employee’s base salary and (ii) a pro rata portion of the eligible employee’s maximum annual target cash bonus; (b) continued health insurance coverage for 6 months; and (c) outplacement assistance for 3 months. In order to receive benefits under the Plan, an eligible employee will be required to execute a general waiver and release at the time of the covered termination.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Quarterly Report on Form 10-Q, including particularly the sections entitled “Business Risks” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the “safe harbor” created by those sections. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “continue,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” “will,” or the negative of these terms or other comparable terminology. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this Quarterly Report on Form 10-Q is filed with the Securities and Exchange Commission.

Overview

We are a biopharmaceutical company focused on the development and commercialization of DNA-based novel therapeutics for significant unmet medical needs. We are creating a pipeline of novel therapeutics focused initially on the treatment of inflammatory diseases, infectious diseases and cancer. We are developing novel classes of therapeutics including transcription factor decoys, or TF decoys, and aptamers that treat disease through the regulation of gene expression. Two Phase 3 trials, called PREVENT III and PREVENT IV, which evaluated a TF decoy called E2F Decoy in patients undergoing peripheral bypass graft, or PBG, and coronary artery bypass graft, or CABG, surgeries, did not meet their primary or secondary endpoints. We concluded our Phase 1 trial in arterio-venous, or AV, grafts, called PREVENT V, and do not plan to develop E2F Decoy further.

In April 2005, our Board of Directors approved a workforce restructuring plan designed to reduce our cost structure. The plan called for a workforce reduction of approximately 45 percent, and left us with a post reduction workforce of 72 employees as of June 30, 2005. We incurred a restructuring charge of approximately $1.8 million in the second quarter of 2005 associated with employee severance costs, cumulative future lease costs, and write-down of leasehold improvement.

In October 2003, we entered into global collaboration agreements with Bristol-Myers Squibb Company, or BMS, for the development and commercialization of E2F Decoy for all indications. On March 29, 2005, BMS provided notice of termination of the collaboration. Consistent with the agreement, BMS will continue to fund a majority of the remaining E2F Decoy development costs, which will consist mostly of exit costs, up until six months from the date of their termination notice. The collaboration will terminate effective September 28, 2005.

We have an additional TF Decoy called NF-kappaB, or NF-kB, Decoy in clinical development for the treatment of atopic dermatitis, also known as eczema, and preclinical development for the treatment of other inflammatory diseases, as well as an additional TF decoy at the research stage called hypoxia-inducible factor, or HIF, for the treatment of cancer. In January 2005, we announced the filing of an investigational new drug application, or IND, with the FDA to begin a Phase 1/2, 75-patient clinical trial of NF-kB Decoy for eczema. This is the first of two Phase 1/2 trials and was initiated in May 2005. Our second trial is being conducted in Australia and Switzerland in approximately 120 patients. We initiated enrollment in July 2005 in both Australia and Switzerland.

In May 2005, we announced that NF-kB Decoy demonstrated a decrease in inflammation and swelling in preclinical models of atopic dermatitis. NF-kB Decoy was shown to reduce recruitment and proliferation of pro-inflammatory cells. In a cancer model to evaluate the drug for carcinogenic effects, NF-kB Decoy demonstrated that it did not induce carcinogenicity, an important finding given the recent FDA warning relating to the potential cancer risk of certain drugs currently on the market for eczema. In May 2005, we also announced that we had begun treating patients in a multi-center Phase 1/2 clinical trial of NF-kB Decoy. The multi-center, randomized, double-blind, dose-ranging trial is designed to evaluate the safety and feasibility of repeated application of three concentrations of NF-kB Decoy to the skin of adult patients with mild-to-moderate eczema. In addition to our TF Decoy product platform, we recently introduced an aptamer product platform, which is currently at the research stage and initially focused on hospital-based resistant infections.

We were incorporated in January 1999 and we have incurred significant losses each year.

Financial Operations Overview

Revenues

We have not generated any revenues from sales of commercial products since our inception. We expect to receive contract revenue from BMS through the end of September 2005.

Research and Development Expenses

During the three and six months ended June 30, 2005, we incurred research and development expenses for NF-kB Decoy of approximately $3.8 million and $11.0 million, respectively. During the three and six months ended June 30, 2005, we also incurred $6.9 million and $15.7 million respectively in non-NF-kB Decoy related research and development expenses. In October 2003, we entered into our collaboration agreement with BMS, under which BMS is obligated to fund a majority of the ongoing costs of developing E2F Decoy for CABG, PBG and AV graft failure. During the three and six months ended June 30, 2005, we recorded approximately $1.3 million and $4.7 million, respectively, in reimbursable expenses due from BMS, as contract revenue, related party.

General and Administrative Expenses

General and administrative expenses consist of salaries and other related costs for personnel in executive, finance, accounting, facilities, other general corporate activities and non-cash stock compensation.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following accounting policies relating to revenue recognition, stock compensation and clinical trial accounting are most critical to a full understanding and evaluation of our reported financial results.

Revenue Recognition

Revenues associated with our collaboration with BMS consist of non-refundable, up-front license fees and reimbursement of development expenses.

We use revenue recognition criteria outlined in Staff Accounting Bulletin No. 104, Revenue Recognition and Emerging Issues Task Force Issue 00-21 Revenue Arrangements with Multiple Deliverables, or EITF 00-21. Accordingly, revenue arrangements with multiple deliverable items are divided into separate units of accounting if certain criteria are met, including whether the delivered item has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Revenues from licensing agreements are recognized based on the performance requirements of the agreement. Non-refundable up-front fees, where we have an ongoing involvement or performance obligation, are generally recorded as deferred revenue in the balance sheet and amortized into license fees in the statements of operations over the estimated term of the performance obligation.

To date we have received $25.0 million from BMS in non-refundable up-front fees in consideration for license and distribution rights of E2F Decoy. In determining the term of performance obligation, we took into account the estimated period to complete clinical trials and receive regulatory approvals for commercialization of E2F Decoy in CABG, PBG and AV grafts based upon the most recent development plans for each product. On March 29, 2005 BMS provided notice of termination of the collaboration agreement and, as a result, the collaboration will terminate effective September 28, 2005. We expect to recognize the deferred revenue balance of approximately $6.7 million as of June 30, 2005 ratably as revenue through September 28, 2005, the period during which we expect to fulfill our obligations under this agreement.

Stock Compensation

We account for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and have adopted the disclosure-only provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. We have elected to continue to follow the intrinsic value method of accounting as prescribed by APB No. 25. The information regarding net loss as required by SFAS No. 123, presented in Note 2 to our financial statements, has been determined as if we had accounted for our employee stock options under the fair value method of that statement. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

Stock compensation expense, which is a non-cash charge, results from stock option grants at exercise prices below the deemed fair value of the underlying common stock. Stock compensation is amortized on a straight-line basis over the vesting period of the underlying option, generally four years. From inception through June 30, 2005, we recorded deferred stock compensation expense, net of cancellations, of $20.5 million which is amortized over the vesting period of the options using the straight line method. As of June 30, 2005, we had a total of $10.6 million remaining to be amortized.

The total unamortized deferred stock compensation recorded for all option grants through June 30, 2005, is expected to be amortized as follows: $2.6 million during the remainder of the year ending December 31, 2005, $4.6 million during the year ending December 31, 2006, and $3.4 million during the year ending December 31, 2007.

Clinical Trial Accounting

We record accruals for estimated clinical study costs, comprising payments for work performed by contract research organizations and participating hospitals. These costs are a significant component of research and development expenses. We accrue costs for clinical studies performed by contract research organizations based on estimates of work performed under the contracts. Costs of setting up hospital sites for participation in trials are accrued immediately. Hospital costs related to patient enrollment are accrued as patients are entered in the trial. Payments to hospitals for post-surgery patient angiograms are accrued at the time of the performance of the angiogram.

Results of Operations

Three Months Ended June 30, 2005 Compared to Three Months Ended June 30, 2004

Contract Revenue, Related Party. Contract revenue, related party decreased to $8.1 million for the three months ended June 30, 2005 from $10.6 million for the three months ended June 30, 2004. The decrease of $2.5 million in revenue was primarily attributable to the lower reimbursement by BMS of $7.4 million in expenses associated with E2F Decoy research and development offset by the higher recognition of approximately $4.9 million of deferred revenue from BMS. On March 29, 2005 BMS provided notice of termination of its collaboration agreement with us. The agreement provides for a six-month period prior to the effective termination of the collaboration agreement. Accordingly, we have revised the estimated period for the performance obligation and started to recognize deferred revenue from March 29, 2005 ratably as revenue through September 28, 2005. As a result of that change in estimate, we recognized approximately $4.9 million more in deferred revenue in the three months ended June 30, 2005 compared to the three months ended June 30, 2004.

Research and Development Expenses. Research and development expenses decreased to $10.8 million for the three months ended June 30, 2005 from $16.6 million for the three months ended June 30, 2004. The decrease in research and development of $5.8 million was primarily the result of an increase of $3.9 million in expenses associated with the expansion of our research pipeline in inflammatory disease, cancer and other diseases, offset by a reduction of $9.7 million in E2F Decoy development costs. We anticipate that research and development expenses will continue to decrease through the end of 2005, due to lower research, clinical and manufacturing costs.

General and Administrative Expenses. General and administrative expenses increased to $3.7 million for the three months ended June 30, 2005 from $3.4 million for the three months ended June 30, 2004. The increase of $300,000 was primarily attributable to higher payroll and non-cash stock compensation expenses. We expect our general and administrative expenses to remain relatively constant through the end of 2005.

Interest and Other Income. Interest and other income increased to $636,000 for the three months ended June 30, 2005 from $479,000 for the three months ended June 30, 2004 as a result of higher interest rates.

Interest and Other Expense. Interest and other expense decreased to $11,000 for the three months ended June 30, 2005 from $20,000 for the three months ended June 30, 2004. Interest expense decreased due to the lower balance of our equipment line of credit.

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

Contract Revenue, Related Party. Contract revenue, related party decreased to $13.6 million for the six months ended June 30, 2005 from $18.4 for the six months ended June 30, 2005. The decrease of $4.8 million in revenue was primarily attributable to the lower reimbursement by BMS of $9.8 million in expenses associated with E2F Decoy research and development offset by the higher recognition of approximately $5.0 million of deferred revenue from BMS. On March 29, 2005 BMS provided notice of termination of its collaboration agreement with us. The agreement provides for a six-month period prior to the effective termination of the collaboration agreement. Accordingly, we have revised the estimated period for the performance obligation and started to recognize deferred revenue from March 29, 2005 ratably as revenue through September 28, 2005. As a result of that change in estimate, we recognized approximately $5.0 million more in deferred revenue in the six months ended June 30, 2005 compared to the six months ended June 30, 2004.

Research and Development Expenses. Research and development expenses decreased to $26.7 million for the six months ended June 30, 2005 from $28.7 million for the six months ended June 30, 2004. The decrease in research and development of $2.0 million was primarily the result of an increase of $12.0 million in expenses associated with the expansion of our research pipeline in inflammatory disease, cancer and other diseases, offset by a reduction of $14.0 million in E2F Decoy development costs.

General and Administrative Expenses. General and administrative expenses increased to $7.6 million for the six months ended June 30, 2005 from $5.8 million for the six months ended June 30, 2004. The increase of $1.8 million was primarily attributable to higher payroll and non-cash stock compensation expenses.

Interest and Other Income. Interest and other income increased to $1.2 million for the six months ended June 30, 2005 from $763,000 for the six months ended June 30, 2004 as a result of higher average cash, cash equivalent and short-term investment balances from proceeds from our initial public offering and higher interest rates.

Interest and Other Expense. Interest and other expense decreased to $28,000 for the six months ended June 30, 2005 from $72,000 for the six months ended June 30, 2004. Interest expense decreased due to lower balance of our equipment line of credit.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have financed our operations primarily through the issuance of equity securities, capital equipment financing and payments from BMS pursuant to our collaboration. At June 30, 2005, we had $95.6 million in cash, cash equivalents and short-term investments and had $525,000 of restricted cash pledged as collateral for letters of credit for our leased facilities.

Pursuant to our collaboration agreement, BMS agreed to fund a majority of ongoing development costs incurred towards the development of E2F Decoy for the prevention of bypass graft failure and prevention of AV graft failure. On March 29, 2005, BMS provided notice of termination of the collaboration. Consistent with the agreement, BMS will continue to fund a majority of the remaining E2F Decoy development costs, which will consist mostly of exit costs, for six months from the date of their termination notice. On April 19, 2005, we announced a reduction in our workforce of approximately 45 percent. We believe that our available cash, cash equivalents and short-term investments, expected remaining reimbursements of development costs from BMS and our reduced operating cash usage, will be sufficient to fund anticipated levels of operations well into 2007.

Cash Flows

Net cash used in operating activities was $19.7 million and $16.0 million for the six months ended June 30, 2005 and 2004, respectively. The increase of cash used in operations of $3.7 million was primarily due to lower E2F Decoy related reimbursements, higher NF-kB Decoy research, development and manufacturing costs, offset by lower cash use in E2F Decoy development and manufacturing costs.

Net cash provided by/used in investing activities was cash provided by of $25.6 million for the six months ended June 30, 2005 compared to cash used in investment activities of $129.1 million for the six months ended June 30, 2004. The change in net cash from investing activities of $154.7 million was primarily due to a net decrease in purchases of short-term investments of $124.2 million.

Net cash provided by financing activities was $224,000 and $102.0 million for the six months ended June 30, 2005 and 2004, respectively. The decrease in net cash provided by financing activities of $101.8 million was primarily due to the completion of our initial public offering in February 2004.

Credit Facility

In February 2003, we entered into an equipment line of credit with GE Capital Corporation providing funding of up to $1.5 million. At June 30, 2005, we had drawn down $1.4 million on the line of credit. Amounts under the line of credit are secured by the equipment purchased.

Operating Capital and Capital Expenditure Requirements

We expect to devote substantial resources to continue our research and development efforts for our future products.

We do not expect to generate significant additional funds, other than reimbursements that we may receive from our collaboration with BMS through September 2005. We believe that the key factors that will affect our internal and external sources of cash are:

•	the success of our other clinical and preclinical development programs;

•	the receptivity of the capital markets to financings by biotechnology companies; and

•	our ability to enter into both in-licensing or out-licensing collaborations with biotechnology and pharmaceutical companies and the success of such collaborations.

If our available cash, cash equivalents and short-term investments, and remaining payments from BMS are insufficient to satisfy our liquidity requirements or if we develop or acquire additional product candidates, we may need to raise additional external funds through the sale of additional equity or debt securities. The sale of additional equity and debt securities may result in additional dilution to our stockholders. Additional financing may not be available in amounts or on terms acceptable to us or at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could harm our business.

Contractual Obligations

Our outstanding contractual obligations relate to our equipment debt financings and facilities leases. Our contractual obligations as of June 30, 2005 were as follows (in millions):

Contractual Obligations	Payments Due by Period
	Total	Less than One Year	One to Three Years	Four to Five Years	After Five Years
Equipment financing	$0.4	$0.4	$—	$—	$—
Operating leases	2.6	2.3	0.3	—	—

Total contractual cash obligations	$3.0	$2.7	$0.3	$—	$—

The contractual summary above reflects only payment obligations that are fixed and determinable. We also have contractual payment obligations, the timing of which is contingent on future events. We are obligated to make certain payments under our license agreement with The Brigham and Women’s Hospital, Inc. if milestones relating to the development and regulatory approval of TF decoys, including NF-kB Decoy, are achieved. In addition, if TF decoys are successfully commercialized we will pay royalties pursuant to this license agreement. These royalty rates are in the low single digits. Please see “Business—License Agreements” in our Form 10-K/A for the year ended December 31, 2004 for a further description of this agreement.

We have also entered into letters of credit totaling $480,000 securing our operating lease obligations, which is included in our restricted cash balance at June 30, 2005.

BUSINESS RISKS

Risks Related to Our Business

We will depend heavily on the success of our lead product candidate, NF-kB Decoy, which is in clinical development. If we are unable to complete Phase 1/2 clinical trial or NF-kB Decoy proves to be unsafe, we may have to cease operations.

The commercial success of NF-kB Decoy will depend upon successful completion of all required clinical trials, manufacturing supplies for clinical testing and commercialization, obtaining marketing approval, successfully launching the product and acceptance of the product by the medical community and third party payors as clinically useful, cost-effective and safe. If the data from our Phase 1/2 clinical trail in eczema is not satisfactory, we may discontinue the development of NF-kB Decoy.

We have limited manufacturing capabilities and manufacturing personnel and expect to depend on third parties to manufacture NF-kB Decoy and any future products. We are dependent on a single supplier for NF-kB Decoy intermediates.

We have limited personnel with experience in, and we do not own facilities for, manufacturing any clinical or commercial products. We rely on third parties to supply us with NF-kB Decoy for our clinical trials. In December 2004, we entered into an agreement with Avecia Limited for the manufacture of: (a) NF-kB Decoy single strand intermediates and hybridized duplex products (b) HIF-Decoy single strand intermediates, and (c) transcription factor single strand intermediates. On March 11, 2005 we and Avecia Limited amended our December 2004 agreement to extend by one month the period during which Avecia would manufacture certain materials. The agreement was previously amended on March 4, 2005 to specify the amount of reimbursement to be paid by us for previously used raw materials. We notified Avecia that we do not intend to continue future manufacturing of the products at Avecia’s facility in Grangemouth, Scotland. We do not have other agreements with third parties which obligate them to provide us with any products. There are a limited number of manufactures that are capable of manufacturing the active ingredients of TF decoys and are willing to do so. We may not be able to obtain manufacturers in a timely manner, if at all, to meet our requirements for clinical trials and, subject to receipt of regulatory approvals, commercial sale. We also depend on third-party contract laboratories to perform quality control testing of TF decoys.

We may in the future elect to manufacture certain of our products in our own manufacturing facilities. We would need to invest additional funds and recruit qualified personnel in order to build or lease and operate any manufacturing facilities.

If our third-party manufacturers’ facilities do not follow current good manufacturing practices, our product development and commercialization efforts may be harmed.

There are a limited number of manufacturers that operate under the FDA’s and European Union’s good manufacturing practices regulations and are capable of manufacturing TF decoys. Third-party manufacturers may encounter difficulties in achieving quality control and quality assurance and may experience shortages of qualified personnel. A failure of third-party manufacturers to follow current good manufacturing practices or other regulatory requirements and to document their adherence to such practices may lead to significant delays in the availability of products for commercial use or clinical study, the termination of, or hold on a clinical study, or may delay or prevent filing or approval of marketing applications for our products. In addition we could be subject to sanctions being imposed on us, including fines, injunctions and civil penalties. Changing manufacturers may require revalidation of the manufacturing process and procedures in accordance with FDA mandated current good manufacturing practices and will require FDA approval. This revalidation may be costly and time consuming. If we are unable to arrange for third-party manufacturing of our products, or to do so on commercially reasonable terms, we may not be able to complete development of our products, including NF-kB Decoy, or market them.

Our competitors currently offer and may develop therapies that reduce the size of our markets.

There are a growing number of approved therapies for the treatment of eczema. These include generic drugs with agents such as corticosteroids and new drugs such as Elidel ®, marketed by Novartis AG, and Protopic ®, marketed by Astellas Pharma Inc. In addition, other treatments for eczema are in various stages of preclinical and clinical development. These therapies could affect the size of the eczema market or could result in pricing pressure if we receive marketing approval for NF-kB Decoy.

If we fail to obtain an adequate level of reimbursement for our products by third-party payors, there may be no commercially viable markets for our products or the markets may be much smaller than expected.

The availability and levels of reimbursement by governmental and other third party payors affect the market for our products. The efficacy, safety and cost-effectiveness of our products as well as the efficacy, safety and cost-effectiveness of any competing products will determine the availability and level of reimbursement. These third-party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for healthcare products and services. In certain countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our products to other available therapies. If reimbursement for our products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, our revenues would be reduced.

If our preclinical tests or clinical trials with respect to our TF decoys for inflammatory diseases or cancer do not meet safety or efficacy endpoints in these evaluations, or if we experience significant delays in these tests or trials, our ability to commercialize products and our financial position will be impaired.

Clinical development, including preclinical testing, is a long, expensive and uncertain process and is subject to delays. It may take us several years to complete our testing, and failure can occur at any stage of testing. Patient enrollment in future clinical trials depends on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the study and patient compliance. Delays in patient enrollment or failure of patients to continue to participate in a study may cause an increase in costs and delays, or result in the failure of the trial.

The results of preclinical or clinical studies do not necessarily predict future clinical trial results, and acceptable results in early studies might not be seen in later studies. Any preclinical or clinical test may fail to produce results satisfactory to the FDA or foreign regulatory authorities. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Drug-related adverse events during a clinical trial could cause us to repeat a trial, terminate a trial or cancel the program. In addition, we are required by the FDA to conduct additional preclinical studies, including toxicology, while our clinical studies are ongoing.

We have a limited operating history and if we do not generate significant revenues, we will not be able to achieve profitability.

We do not have any products approved for marketing. We have a limited history of operations and have focused primarily on clinical trials of E2F Decoy. In April 2005, we announced that we would no longer develop E2F Decoy. We have incurred net losses since our inception. As of June 30, 2005, we had an accumulated deficit of approximately $161.3 million. We expect to incur substantial net losses to further develop and commercialize TF decoys and do not know whether or when we will become profitable and may not be able to sustain our operations.

We will need additional financing, which may be difficult to obtain. If we fail to obtain necessary financing or do so on unattractive terms, our development programs and other operations could be harmed.

We will require substantial funds to conduct development, including preclinical testing and clinical trials of our potential products including NF-kB Decoy. We expect that our existing cash, cash equivalents and short-term investments will be sufficient to fund our planned operations well into 2007. BMS will fund a majority of the remaining exit costs we incur related to E2F Decoy for CABG and AV graft failure. We expect to incur significant spending as we expand our development programs and pre-commercialization activities and our future capital requirements will depend on many factors, including:

•	the scope and results of our NF-kB Decoy clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals for NF-kB Decoy and other future TF decoys;

•	the cost of TF decoys manufacturing activities;

•	the cost of TF decoys pre-commercialization activities;

•	the cost of research related to our cancer decoys; and

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including any litigation costs and the results of such litigation.

Additional financing may not be available when we need it or may not be available on favorable terms. If we are unable to obtain adequate funding on a timely basis, we may be required to significantly curtail one or more of our research, development or commercial programs. We could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates or products which we would otherwise pursue on our own. If we raise additional funds by issuing equity securities, our then-existing stockholders will experience dilution and the terms of any new equity securities may have preference over our common stock.

Our products are based on a new technology, TF decoys, and we have only limited experience in regulatory affairs, which may affect our ability or the time required to obtain necessary regulatory approvals.

Our most advanced product candidate, NF-kB Decoy, is based on our TF decoy technology. Our E2F Decoy program was also based on TF decoy technology. We discontinued development of E2F Decoy when our Phase 3 trials did not meet their primary or secondary endpoints. Because there are currently no approved products based on this technology, the regulatory requirements governing this type of product may be more rigorous or less clearly established than for already approved classes of therapeutics. We must provide the FDA and foreign regulatory authorities with preclinical and clinical data that demonstrate that our products are safe and effective before they can be approved for commercial sale. We have only limited experience in filing and prosecuting the applications necessary to gain regulatory approvals. As a result, we may experience a longer regulatory process in connection with obtaining regulatory approvals for our product candidates.

If third-party clinical research organizations do not perform in an acceptable and timely manner, our clinical trials could be delayed or unsuccessful.

We do not have the ability to conduct all of our clinical trials independently. We rely on clinical investigators, third-party clinical research organizations and consultants to perform substantially all of these functions. If we cannot locate acceptable contractors to run our clinical trials or enter into favorable agreements with them, or if these third parties do not successfully carry out their contractual duties, satisfy FDA requirements for the conduct of clinical trials or meet expected deadlines, we will be unable to obtain required approvals and will be unable to commercialize our products, including NF-kB Decoy, on a timely basis, if at all. Our agreements are generally cancelable by either party with 30 to 90 days agreement, with or without cause.

Even if our products are approved by regulatory authorities, if we fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by the FDA and other regulatory bodies. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturer or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recall, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.

We intend to market our products in international markets. In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

If we do not find collaborators for our product candidates, we may have to reduce or delay our rate of product development and/or increase our expenditures.

Our strategy to develop, manufacture and commercialize our products includes entering into various relationships with pharmaceutical companies with respect to some programs to advance such programs and reduce our expenditures on such programs. To date, we have entered into one collaboration agreement regarding E2F Decoy. On March 29, 2005 BMS provided notice of termination of our collaboration agreement to develop and commercialize E2F Decoy. On March 30, 2005 we announced that we had decided to terminate any further development of E2F Decoy. Our other product candidates, including NF-kB Decoy, will target highly competitive therapeutic markets in which we have limited experience and expertise. If we are unable to develop this expertise ourselves, we will need to enter into agreements with a biotechnology or pharmaceutical company to provide us with the necessary resources and experience for the development and commercialization of products in these markets. There are a limited number of companies with the resources necessary to develop our future products commercially, and we may be unable to attract any of these firms. A company that has entered into a collaboration agreement with one of our competitors may choose not to enter into a collaboration agreement with us. We may not be able to negotiate any collaboration on acceptable terms or at all. If we are not able to establish collaborative arrangements, we may have to reduce or delay further development of some of our programs and /or increase our expenditures and undertake the development activities at our own expense. If we elect to increase our expenditures to fund our development programs, we will need to obtain additional capital, which may not be available on acceptable terms or at all.

In addition, there have been a significant number of recent business combinations among biotechnology and pharmaceutical companies that have reduced the number of potential future collaborators. If business combinations involving potential collaborators were to occur, the effect could be to diminish, terminate or cause delays in one or more of our product development programs.

We depend on our officers and key employees, and if we are not able to retain them or recruit additional qualified personnel, our business will suffer.

We are highly dependent on our president and chief executive officer, John P. McLaughlin and other officers and key employees. Due to the specialized knowledge each of our officers and key employees possesses with respect to TF decoys and our operations, the loss of service of any of our officers or key employees could delay or prevent the successful enrollment and completion of our clinical trials or the commercialization of TF decoys. We do not carry key man life insurance on our officers or key employees except for Mr. McLaughlin.

We have employment agreements with Mr. McLaughlin, Richard P. Powers, our vice president and chief financial officer, Leslie M. McEvoy, our senior vice president, research, James Z. Huang, our senior vice president, commercial operations and business development, and Patrick Broderick, our vice president and general counsel. Each of our officers and key employees may terminate their employment without notice and without cause or good reason. We currently are not aware that any officer or key employee is planning to leave or retire.

In addition, our growth will require hiring a significant number of qualified scientific, commercial and administrative personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. Our offices are located in the San Francisco Bay Area, where competition for personnel with biopharmaceutical skills is intense. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

As a result of the reduction in force we announced on April 19, 2005, we may be unable to retain employees and experience significant delays in recruiting new employees in the future.

We announced on April 19, 2005 a plan to reduce our workforce by 45 percent, which left us with a post-reduction workforce of 72 employees at June 30, 2005. We may experience a further reduction in force due to voluntary employee termination and a diminished ability to recruit new employees to further the research, development and commercialization of our future drug candidates, including NF-kB Decoy. There can be no assurance that our current and planned personnel will be adequate to support such activities. If we are unable to manage any necessary growth effectively, our business could be harmed.

Risks Related to Our Industry

We face the risk of product liability claims and may not be able to obtain insurance.

Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing, and marketing of drugs and related devices. Although we have product liability and clinical trial liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. We may not be able to obtain or maintain adequate protection against potential liabilities. In addition, if any of our product candidates are approved for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity or reduced acceptance of our products in the market.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive.

Our research and development activities involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We are subject to a variety of federal, state and local regulations relating to the use, handling, storage and disposal of these materials. We generally contract with third parties for the disposal of such substances and store certain low-level radioactive waste at our facility until the materials are no longer considered radioactive. We cannot eliminate the risk of accidental contamination or injury from these materials. We may be required to incur substantial costs to comply with current or future environmental and safety regulations. If an accident or contamination occurred, we would likely incur significant costs associated with civil penalties or criminal fines and in complying with environmental laws and regulations. We do not have any insurance for liabilities arising from hazardous materials. Compliance with environmental laws and regulations is expensive, and current or future environmental regulation may impair our research, development or production efforts.

The life sciences industry is highly competitive and subject to rapid technological change.

The life sciences industry is highly competitive and subject to rapid and profound technological change. Our present and potential competitors include major pharmaceutical companies, as well as specialized biotechnology and life sciences firms in the United States and in other countries. Most of these companies have considerably greater financial, technical and marketing resources than we do. Additional mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors. Our existing or prospective competitors may develop processes or products that are more effective than ours or be more effective at implementing their technologies to develop commercial products faster. Our competitors may succeed in obtaining patent protection and/or receiving regulatory approval for commercializing products before us. Developments by our competitors may render our product candidates obsolete or non-competitive.

We also experience competition from universities and other research institutions, and we frequently compete with others in acquiring technology from those sources. These industries have undergone, and are expected to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technical advances in each field are made and become more widely known. There can be no assurance that others will not develop technologies with significant advantages over those that we are seeking to develop. Any such development could harm our business.

Legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact upon our ability to sell our products profitably. In the United States in recent years, new legislation has been proposed at the federal and state levels that would effect major changes in the healthcare system, either nationally or at the state level. These proposals have included prescription drug benefit proposals for Medicare beneficiaries introduced in Congress. Legislation creating a prescription drug benefit and making certain changes in Medicare reimbursement has recently been enacted by Congress. Given this legislation’s recent enactment, it is still too early to determine its impact on the pharmaceutical industry and our business. Further federal and state proposals are likely. More recently, administrative proposals are pending that would change the method for calculating the reimbursement of certain drugs. The potential for adoption of these proposals may affect our ability to raise capital, obtain additional collaborators or market our products. Such proposals, if enacted, may reduce our revenues, increase our expenses or limit the markets for our products. In particular, we expect to experience pricing pressures in connection with the sale of our products due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain protection for the intellectual property incorporated into our products, the value of our technology and products will be adversely affected.

Our success will depend in large part on our ability or the ability of our licensors to obtain and maintain protection in the United States and other countries for the intellectual property incorporated into our products. As of June 30, 2005, we had 43 issued United States and foreign patents and 43 pending United States and foreign patent applications. The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions. Neither we nor our licensors may be able to obtain additional issued patents relating to our technology. Even if issued, patents may be challenged, narrowed, invalidated, or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of the term of patent protection we may have for our products. In addition, our patents and our licensors’ patents may not afford us protection against competitors with similar technology. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications.

We also rely on trade secret protection and confidentiality agreements to protect our interests in proprietary know-how that is not patentable and for processes for which patents are difficult to enforce. We cannot be certain that we will be able to protect our trade secrets adequately. Any leak of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets.

If we lose our licenses from The Brigham and Women’s Hospital we will not be able to continue our business.

We hold a license from The Brigham and Women’s Hospital, Inc. for patents, patent applications and know-how covering our technology generally and NF-kB Decoy specifically. This license agreement imposes various diligence, commercialization, sublicensing, royalty, insurance, and other obligations on us. If we fail to comply with the obligations in the license agreement, the licensor may have the right to terminate the license and we may not be able to market products that were covered by the license including NF-kB Decoy. To date, we have met all of our obligations under this agreement.

We may incur substantial costs enforcing our patents, defending against third-party patents, invalidating third-party patents or licensing third-party intellectual property, as a result of litigation or other proceedings relating to patent and other intellectual property rights.

We may not have rights under some patents or patent applications that would be infringed by technologies that we use in our research, drug targets that we select, or product candidates that we seek to develop and commercialize. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. We or our collaborators therefore may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or forced to cease some aspect of our business operations, as a result of patent infringement claims, which could harm our business.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. Although we are not currently a party to any patent litigation or any other adversarial proceeding, including any interference proceeding declared before the United

States Patent and Trademark Office, regarding intellectual property rights with respect to our products and technology, we may become so in the future. We are not currently aware of any actual or potential infringement claim involving our intellectual property rights. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. The outcome of patent litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party, especially in biotechnology related patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If a patent or other proceeding is resolved against us, we may be enjoined from researching, developing, manufacturing or commercializing our products without a license from the other party and we may be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms or at all.

Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could harm our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

We may not be successful in our efforts to expand our portfolio of products and develop additional delivery technologies.

A key element of our strategy is to discover, develop and commercialize a portfolio of new drugs and technologies to deliver those drugs safely and efficiently. We are seeking to do so through our internal research programs and in-licensing. A significant portion of the research that we are conducting involves new and unproven technologies. Research programs to identify new disease targets, product candidates and delivery technologies require substantial technical, financial and human resources whether or not any candidates or technologies are ultimately identified. Our research programs may initially show promise in identifying potential product candidates or delivery technologies, yet fail to yield product candidates or delivery technologies for clinical development for any of the following reasons:

•	research methodology used may not be successful in identifying potential product candidates;

•	potential delivery technologies may not safely or efficiently deliver our drugs; and

•	product candidates may on further study be shown to have harmful side effects or other characteristics that indicate they are unlikely to be effective drugs.

If we are unable to discover suitable potential product candidates or develop additional delivery technologies through internal research programs or in-license suitable products or delivery technologies on acceptable business terms, our business prospects will suffer.

Other Risks

Changes in, or interpretations of, accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

Accounting methods and policies for biopharmaceutical companies, including policies governing revenue recognition, expenses, accounting for stock options and in-process research and development costs are subject to further review, interpretation and guidance from relevant accounting authorities, including the Securities and Exchange Commission. Changes to, or interpretations of, accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this Quarterly Report on Form 10-Q. Historically, we have not been required to record stock-based compensation charges if the employee’s stock option exercise price equals or exceeds the fair value of our common stock at the date of grant. The Financial Accounting Standards Board issued in December 2004 Statement of Accounting Standards No. 123R which will require us to record expense for the fair value of stock options granted and purchases under employee stock purchase plans in the first annual period beginning after June 15, 2005. When we change our accounting policy to record expense for the fair value of stock options granted and shares purchased, our operating expenses will increase. We rely heavily on stock options to motivate existing employees and attract new employees. When we are required to expense stock options, we may choose to reduce our reliance on stock options as a motivation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. If we do not reduce our reliance on stock options, our reported losses will increase.

Anti-takeover defenses that we have in place could prevent or frustrate attempts by stockholders to change the direction or management of the company.

Provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

•	establish a classified board of directors, so that not all members of our board may be elected at one time;

•	set limitations on the removal of directors;

•	limit who may call a special meeting of stockholders;

•	establish advance agreement requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	provide our board of directors the ability to designate the terms of and issue new series of preferred stock without stockholder approval.

These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirors at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence.

Our (a) executive officers and (b) directors and principal stockholders, together with their affiliates, as of June 30, 2005 beneficially owned approximately 9.2 percent and 42.8 percent of our voting stock, respectively, including shares subject to outstanding options. Our executive officers are not affiliated with any of our directors, principal stockholders or their affiliates. These stockholders will likely be able to determine the composition of our board of directors, possess the voting power to approve all matters requiring stockholder approval, and continue to have significant influence over our operations. The interests of these stockholders may be different than the interests of other stockholders on these matters. This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

Our stock price is volatile and our closing stock price has changed during the six months ended June 30, 2005 from a highest close of $8.18 per share to a lowest close of $2.14 per share. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The price for our common stock may be influenced by many factors, including:

•	results of our clinical trials;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	regulatory developments in the United States and foreign countries;

•	developments or disputes concerning patents or other proprietary rights;

•	ability to manufacture our products to commercial standards;

•	public concern over our products;

•	litigation;

•	the departure of key personnel;

•	future sales of our common stock;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	investors’ perceptions of us; and

•	general economic, industry and market conditions.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is principally limited to our cash equivalents and investments that have maturities of less than two years. We maintain an investment portfolio of investment grade, liquid debt securities that limits the amount of credit exposure to any one issue, issuer or type of instrument. The securities in our investment portfolio are not leveraged, are classified as available-for-sale and are therefore subject to interest rate risk. We currently do not hedge interest rate exposure. If market interest rates were to increase by 100 basis points, or 1 percent from June 30, 2005 levels, the fair value of our portfolio would decline by approximately $200,000. The modeling technique used measures the change in fair values arising from an immediate hypothetical shift in market interest rates and assumes ending fair values include principal plus accrued interest.

Item 4. Controls and Procedures

Evaluation of disclosure controls and procedures.

Based on their evaluation as of June 30, 2005, our chief executive officer and chief financial officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were sufficiently effective to ensure that the information required to be disclosed by us in this Quarterly Report on Form 10-Q was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and Form 10-Q.

Changes in internal controls.

There were no changes in our internal controls over financial reporting during the quarter ended June 30, 2005 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Limitations on the effectiveness of controls.

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Corgentech have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations. We are not currently involved in any material legal proceedings.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Use of Proceeds

Our initial public offering of common stock was effected through a Registration Statement on Form S-1 (File No. 333-110923) that was declared effective by the Securities and Exchange Commission on February 11, 2004 and a Registration Statement on Form S-1 filed pursuant to Rule 462 (File No. 333-112734) on February 12, 2004, pursuant to which we sold all 6,900,000 shares of our common stock registered. We expect to use the net proceeds of $100.8 million in our research and development efforts, product development activities, and general corporate activities.

Our initial public offering of common stock commenced on February 12, 2004 and was completed after all of the shares of common stock that were registered were sold. The managing underwriters in our initial public offering were Credit Suisse First Boston LLC, Lehman Brothers Inc., CIBC World Markets Corp. and Piper Jaffray & Co. The aggregate offering price of the 6,900,000 shares registered and sold was $110.4 million. Of this amount, $7.7 million was paid in underwriting discounts and commissions, and an additional $1.9 million of expenses was incurred, of which approximately $900,000 was incurred during the year ended December 31, 2003 and approximately $1.0 million was incurred during the year ended December 31, 2004. None of the expenses was paid, directly or indirectly, to directors, officers or persons owning 10 percent or more of our common stock, or to our affiliates.

We intend to use the net proceeds of the offering primarily for research and development of novel transcription factor decoys, including for NF-kB Decoy.

As of June 30, 2005, we had applied the estimated aggregated net proceeds of $100.8 million from our initial public offering to working capital. The foregoing amount represents our best estimate of our use of proceeds for the period indicated. No such payments were made to our directors or officers or their associates, holders of 10 percent or more of any class of our equity securities or to our affiliates, other than payments to officers for salaries and bonuses in the ordinary course of business.

Issuer Purchases of Equity

During the three months ended June 30, 2005, we repurchased 18,566 shares of our common stock from 17 employees at a weighted average price of $1.07 per share pursuant to our right to repurchase upon such employees’ termination of employment.

Item 3. Defaults upon Senior Securities

Not applicable.

Item 4. Submission of Matters to a Vote of Security Holders

The annual meeting of stockholders of Corgentech Inc. was held on June 7, 2005 for the purpose of:

(1)	electing three directors to our board of directors to serve until the 2008 annual meeting of stockholders;

(2)	to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2005;

(3)	to approve an amendment to our 2003 Non-Employee Directors’ Stock Option Plan, to increase the number of shares under the initial grant to non-employee directors from 40,000 to 50,000; and

(4)	to transact such other business as may properly come before the meeting or any adjournment or postponement thereof

Proxies for the meeting were solicited pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, and there was no solicitation in opposition of management’s solicitations. The final vote on the proposals were recorded as follows:

    Proposal 1:

Election of three directors for three-year terms expiring at the 2008 annual meeting:

Nominee	For	Withheld
Richard B. Brewer	24,210,205	365,426
Daniel S. Janney	24,213,705	361,926
Michael B. Sweeney	24,446,820	128,811

    Proposal 2:

The selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2005 was ratified by the following vote:

For	Against	Abstain
24,422,950	139,531	13,150

    Proposal 3:

The amendment of our 2003 Non-employee Directors’ Stock Option Plan, to increase number of shares under the initial grant to non-employee directors from 40,000 to 50,000, was approved by the following vote:

For	Against	Abstain
12,642,799	1,496,461	6,971

Item 5. Other Information

Executive Change in Control and Severance Benefit Plan

On July 29, 2005, our board of directors approved the Corgentech Inc. Executive Change in Control and Severance Benefit Plan, or the Plan. Pursuant to the Plan, our chief executive officer, chief financial officer, senior vice presidents and vice presidents, each an eligible employee under the Plan, will be entitled to certain benefits in the event of a covered termination. A covered termination in general means either: (a) an involuntary termination without cause which occurs within 3 months prior to, or 12 months following, the effective date of a change of control, or (b) a constructive termination with occurs within 12 months following the effective date of a change of control. In general, in the event of a covered termination, an eligible employee will be entitled to receive: (a) cash severance payments equal to (i) 50% of the eligible employee’s base salary and (ii) a pro rata portion of the eligible employee’s maximum annual target cash bonus; (b) continued health insurance coverage for 6 months; and (c) outplacement assistance for 3 months. In order to receive benefits under the Plan, an eligible employee will be required to execute a general waiver and release at the time of the covered termination. The Plan is filed as Exhibit 10.44 to this Quarterly Report on Form 10-Q.

Item 6. Exhibits

Exhibit Number		Description of Document
10.4	2(1)	2003 Non-Employee Directors’ Stock Option Plan, as amended.

10.4	3(2)	Notice of Termination Letter, dated June 17, 2005, to Licensing Agreement, dated September 27, 2004, with Cyclacel Limited.

10.4	4	Executive Change in Control and Severance Benefit Plan.

31.	1	Certification of President and Chief Executive Officer, as required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

31.	2	Certification of Vice President and Chief Financial Officer, as required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

32.	1*	Certification of President and Chief Executive Officer, as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

32.	2*	Certification of Vice President and Chief Financial Officer, as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

(1)	Filed as the like numbered exhibit to our Current Report on Form 8-K, dated June 7, 2005, and filed on June 9, 2005, and incorporated herein by reference.
(2)	Filed as the like numbered exhibit to our Current Report on Form 8-K, dated June 17, 2005, and filed on June 23, 2005, and incorporated herein by reference.
*	The certifications attached as Exhibit 32.1 and Exhibit 32.2 accompany this Quarterly Report on Form 10-Q, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Corgentech Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-Q), irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 4, 2005
Corgentech Inc.

/s/ John P. McLaughlin
John P. McLaughlin President and Chief Executive Officer (Principal Executive Officer)

/s/ Richard Powers
Richard P. Powers Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit Index

Exhibit Number		Description of Document
10.42(1)		2003 Non-Employee Directors’ Stock Option Plan, as amended.

10.43(2)		Notice of Termination Letter, dated June 17, 2005, to Licensing Agreement, dated September 27, 2004, with Cyclacel Limited.

10.44		Executive Change in Control and Severance Benefit Plan.

31.1		Certification of President and Chief Executive Officer, as required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

31.2		Certification of Vice President and Chief Financial Officer, as required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

32.1	*	Certification of President and Chief Executive Officer, as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

32.2	*	Certification of Vice President and Chief Financial Officer, as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

(1)	Filed as the like numbered exhibit to our Current Report on Form 8-K, dated June 7, 2005, and filed on June 9, 2005, and incorporated herein by reference.
(2)	Filed as the like numbered exhibit to our Current Report on Form 8-K, dated June 17, 2005, and filed on June 23, 2005, and incorporated herein by reference.
*	The certifications attached as Exhibit 32.1 and Exhibit 32.2 accompany this Quarterly Report on Form 10-Q, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Corgentech Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-Q), irrespective of any general incorporation language contained in such filing.

Annex L

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

Report of Independent Registered Public Accounting Firm	L-2

Consolidated Balance Sheets as of December 31, 2003 and 2004	L-3

Consolidated Statements of Operations for the years ended December 31, 2002, 2003, 2004 and the period from March 6, 2001 (inception) to December 31, 2004	L-4

Consolidated Statements of Stockholders’ Equity (Deficiency) for the period from March 6, 2001 (inception) to December 31, 2004	L-5

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003, 2004 and the period from March 6, 2001 (inception) to December 31, 2004	L-6

Notes to Audited Consolidated Financial Statements	L-7

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

AlgoRx Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of AlgoRx Pharmaceuticals, Inc. (a development stage company) as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2004, and for the period from March 6, 2001 (inception) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AlgoRx Pharmaceuticals, Inc. at December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, and for the period from March 6, 2001 (inception) to December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

MetroPark, New Jersey

February 2, 2005, except as to Note 14,

as to which date is February 4, 2005

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

CONSOLIDATED BALANCE SHEETS

	December 31,
	2003	2004
ASSETS
Current assets:
Cash and cash equivalents	$4,545,976	$13,594,996
Marketable securities	—	26,262,792
Prepaid expenses and other current assets	183,961	391,174

Total current assets	4,729,937	40,248,962
Property and equipment, net	2,373,840	1,369,902
Deferred financing costs	82,377	1,222,236
Other assets	214,993	412,620

Total assets	$7,401,147	$43,253,720

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities:
Accounts payable	$493,530	$6,404
Accrued compensation	273,399	338,699
Other accrued liabilities	1,202,453	3,098,916
Convertible notes	9,800,000	—

Total current liabilities	11,769,382	3,444,019
Series A convertible preferred stock, $0.001 par value; 9,150,000 shares authorized, issued and outstanding at December 31, 2003 and 2004, respectively and no shares issued and outstanding pro forma (aggregate liquidation preference of $9,150,000 at December 31, 2003 and 2004)	9,099,428	9,099,428
Series B convertible preferred stock, $0.001 par value; 26,350,000 shares and 17,858,462 shares authorized at December 31, 2003 and 2004, respectively; 17,858,462 and 11,692,308 shares issued and outstanding at December 31, 2003 and 2004, respectively; and no shares issued and outstanding pro forma (aggregate liquidation preference of $23,216,000 at December 31, 2003 and $15,200,000 at December 31, 2004)	23,094,410	15,078,410
Series C convertible preferred stock, $0.001 par value; 0 and 110,397,292 shares authorized at December 31, 2003 and 2004, respectively; 0 and 109,704,634 issued and outstanding at December 31, 2003 and 2004, respectively; and no shares issued and outstanding pro forma (aggregate liquidation preference of $0 and $97,500,000 at December 31, 2003 and 2004, respectively)	—	63,509,204
Stockholders’ equity (net capital deficiency):
Common stock, $0.001 par value, 5,000,000, 17,384,026 and 17,384,026 shares authorized at December 31, 2003, 2004 and pro forma, respectively; 341,290, 1,120,333 and 15,396,080 shares issued at December 31, 2003, 2004 and pro forma, respectively; 314,207, 1,093,250 and 15,368,997 shares outstanding at December 31, 2003, 2004 and pro forma, respectively	341	1,120
Additional paid-in capital	673,857	19,858,599
Accumulated other comprehensive loss	—	(49,755)
Deferred compensation	(142,564)	(7,561,033)
Treasury stock, at cost; 27,083 shares at December 31, 2003 and 2004	(271)	(271)
Deficit accumulated during the development stage	(37,093,436)	(60,126,001)

Total stockholders’ equity (deficiency)	(36,562,073)	(47,877,341)

Total liabilities and stockholders’ equity (deficiency)	$7,401,147	$43,253,720

See accompanying notes.

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Period from March 6, 2001 (inception) to December 31, 2004
	2002	2003	2004
Contract revenues	$149,216	$100,000	$—	$249,216
Costs and expenses:
Research and development	11,745,089	12,190,813	17,168,465	41,469,670
General and administrative	3,075,615	3,477,329	6,468,385	14,118,000
Acquired in-process research and development and other	5,716,247	—	—	5,716,247

Total costs and expenses	20,536,951	15,668,142	23,636,850	61,303,917

Loss from operations	(20,387,735)	(15,568,142)	(23,636,850)	(61,054,701)
Gain (loss) on sale of assets	(36,101)	103,324	261	67,484
Interest expense	(4,353)	(107,310)	(23,847)	(137,087)
Interest and other income, net	237,099	86,000	627,871	998,303

Net loss	(20,191,090)	$(15,486,128)	$(23,032,565)	$(60,126,001)

Basic and diluted net loss per share	(110.36)	$(59.75)	$(27.68)

Weighted average shares outstanding — basic and diluted	182,949	259,182	832,024

See accompanying notes.

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

Period from March 6, 2001 (inception) to December 31, 2004

	Common Stock		Additional Paid-In Capital	Other Comprehensive Loss	Deferred	Treasury Stock		Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficiency)
	Shares	Amount			Compensation	Shares	Amount
Balance at March 6, 2001 (inception)	—	$—	$—	$—	$—	—	$—	$—	$—
Issuance of common stock to founders for $0.001 per share in March 2001	150,000	150	1,350	—	—	—	—	—	1,500
Issuance of common stock upon exercise of stock options in April 2001	23,800	24	23,776	—	—	—	—	—	23,800
Net loss and comprehensive loss	—	—	—	—	—	—	—	(1,416,218)	(1,416,218)

Balance at December 31, 2001	173,800	174	25,126	—	—	—	—	(1,416,218)	(1,390,918)
Issuance of common stock upon exercise of stock options in March 2002	10,150	10	10,140	—	—	—	—	—	10,150
Issuance of common stock for acquisition of PowderJect Technologies, Inc. in March 2002	152,615	153	228,770	—	—	—	—	—	228,923
Stock-based compensation resulting from stock options granted to nonemployees	—	—	65,971	—	—	—	—	—	65,971
Net loss and comprehensive loss	—	—	—	—	—	—	—	(20,191,090)	(20,191,090)

Balance at December 31, 2002	336,565	337	330,007	—	—	—	—	(21,607,308)	(21,276,964)
Issuance of common stock upon exercise of stock options in 2003	4,725	4	5,583	—	—	—	—	—	5,587
Accrued interest costs	—	—	107,310	—	—	—	—	—	107,310
Deferred compensation related to stock options	—	—	155,856	—	(155,856)	—	—	—	—
Noncash compensation	—	—	66,240	—	—	—	—	—	66,240
Repurchase of common stock	—	—	—	—		27,083	(271)		(271)
Amortization of deferred compensation	—	—	—	—	13,292	—	—	—	13,292
Stock-based compensation resulting from stock options granted to nonemployees	—	—	8,861	—	—	—	—	—	8,861
Net loss and comprehensive loss	—	—	—	—	—	—	—	(15,486,128)	(15,486,128)

Balance at December 31, 2003	341,290	341	673,857	—	(142,564)	27,083	(271)	(37,093,436)	(36,562,073)
Issuance of common stock	160,000	160	1,535,840	—	—	—	—	—	1,536,000
Deferred compensation related to stock options	—	—	9,582,128	—	(9,582,128)	—	—	—	—
Exercise of stock options	2,428	3	3,531	—	—	—	—	—	3,534
Conversion of Series B convertible preferred stock to common stock	616,615	616	8,015,384	—	—	—	—	—	8,016,000
Non-cash interest expense	—	—	23,847	—	—	—	—	—	23,847
Amortization of deferred compensation	—	—	—	—	2,163,659	—	—	—	2,163,659
Stock-based compensation resulting from stock options granted to nonemployees	—	—	24,012	—	—	—	—	—	24,012
Net loss	—	—	—	—	—	—	—	(23,032,565)	(23,032,565)
Other comprehensive loss	—	—	—	(49,755)	—	—	—	—	(49,755)

Total comprehensive loss	—	—	—	—	—	—	—	—	(23,082,320)

Balance at December 31, 2004	1,120,333	$1,120	$19,858,599	$(49,755)	$(7,561,033)	27,083	$(271)	$(60,126,001)	$(47,877,341)

See accompanying notes.

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Period from March 6, 2001 (inception) to December 31, 2004
	2002	2003	2004
Operating activities
Net loss	$(20,191,090)	$(15,486,128)	$(23,032,565)	$(60,126,001)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	956,200	1,059,889	1,135,499	3,161,508
Noncash stock-based compensation	65,971	88,393	2,187,671	2,342,035
Non-cash interest expense	—	107,310	23,847	131,157
Issuance of common stock for licensing fee	—	—	1,536,000	1,536,000
Acquired in-process research and development	5,716,247	—	—	5,716,247
Amortization of intangible assets	174,138	274,161	—	448,299
Loss on disposal of equipment	36,101	—	—	36,101
Gain on disposal of equipment	—	(103,324)	(261)	(103,585)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(75,012)	(21,252)	(207,213)	(344,646)
Other assets	—	(82,377)	(1,337,486)	(1,436,457)
Accounts payable	53,358	219,053	(487,125)	(10,972)
Accrued compensation	(62,806)	144,866	65,300	251,174
Other accrued liabilities	1,271,766	(161,775)	1,896,463	3,006,454

Net cash used in operating activities	(12,055,127)	(13,961,184)	(18,219,870)	(45,392,686)

Investing activities
Purchases of property and equipment	(529,889)	(394,373)	(131,800)	(1,104,133)
Proceeds from disposal of equipment	30,000	222,947	500	253,447
Purchases of marketable securities	—	—	(41,492,559)	(41,492,559)
Sales of marketable securities	—	—	15,180,012	15,180,012
Acquisition of PowderJect Technologies, Inc.	(1,442,029)	—	—	(1,442,029)
Other acquisition related expenditures	(96,613)	—	—	(96,613)

Net cash used in investing activities	(2,038,531)	(171,426)	(26,443,847)	(28,701,875)

Financing activities
Repayment of capital lease obligations	(37,313)	—	—	(43,311)
Proceeds from issuance of convertible preferred stock, net of issuance costs	15,078,410	—	53,709,203	77,887,041
Proceeds from issuances of common stock	11,677	5,587	3,534	46,098
Funds used to repurchase common stock	—	(271)	—	(271)
Proceeds from debt	—	9,800,000	—	9,800,000

Net cash provided by financing activities	15,052,774	9,805,316	53,712,737	87,689,557

Net (decrease) increase in cash and cash equivalents	959,116	(4,327,294)	9,049,020	13,594,996
Cash and cash equivalents, beginning of period	7,914,154	8,873,270	4,545,976	—

Cash and cash equivalents, end of period	$8,873,270	$4,545,976	$13,594,996	$13,594,996

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$4,353	$—	$—	$5,930

Supplemental cash flow information
Issuance of $8,016,000 of convertible preferred stock and $228,923 of common stock in connection with acquisition of PowderJect Technologies, Inc.	$8,244,923	$—	$—	$8,244,923

Conversion of convertible preferred stock to common stock	$—	$—	$8,016,000	$8,016,000

Conversion of convertible notes to preferred stock	$—	$—	$9,800,000	$9,800,000

Equipment acquired under capital leases	$—	$—	$—	$43,311

See accompanying notes.

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004

1. Summary of Significant Accounting Policies

Organization, Description of Business and Basis of Presentation

AlgoRx Pharmaceuticals, Inc. (the “Company” or “AlgoRx”) was incorporated on March 6, 2001 in Delaware. During 2003, the Company was headquartered in Cranbury, New Jersey, with facilities also in Fremont, California. In July of 2004, the Company moved its headquarters to Secaucus, New Jersey. AlgoRx is focused on building a diversified portfolio of pharmaceutical products and technologies to address the pain therapeutic market. The Company’s activities since inception have consisted principally of acquiring product and technology rights, raising capital, establishing facilities and performing research and development. Accordingly, the Company is considered to be in the development stage as defined by Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises. The Company operates in one business segment.

The Company expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need to complete certain research and development activities and clinical trials. Further, the Company’s product candidates will require regulatory approval prior to commercialization. These activities may span many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact the Company. The Company plans to meet its capital requirements primarily through issuances of equity securities, research and development contract revenue, and in the longer term, revenue from product sales.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of AlgoRx and, beginning on March 22, 2002, its wholly owned subsidiary, AlgoRx Technologies, Inc. (formerly PowderJect Technologies, Inc.), located in Fremont, California. Intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid instruments purchased with an original maturity of three months or less.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets, which range from three to five years, using the straight-line method.

Leasehold improvements are amortized over the lives of the related leases or their estimated useful lives, whichever is shorter, using the straight-line method.

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible Asset

Intangible asset consisted of the assembled workforce acquired in the acquisition of PowderJect Technologies, Inc. (see Note 2). The acquired workforce was amortized on a straight-line basis over two years, which represented the estimated retention period for the related employees. Acquired workforce amortization is recorded in research and development expense.

Long-Lived Assets

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written down to their estimated fair values. Long-lived assets and certain identifiable assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Fair Value of Financial Instruments

The carrying values of the Company’s financial instruments, which include cash and cash equivalents, accounts payable and accrued expenses, approximates their fair values.

Revenue Recognition

The Company’s revenue recognition policies are in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 104, or SAB 104, and EITF 00-21, Revenue Recognition in Financial Statements, which provides guidance on revenue recognition in financial statements and is based on the interpretations and practices developed by the SEC. SAB 104 requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence exists of an arrangement; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the fees charged for services rendered and products delivered and the collectibility of those fees. Accordingly, revenues from licensing agreements are recognized based on the performance requirements of the agreement. If the Company has an ongoing involvement or performance obligation, non-refundable up-front fees are generally recorded as deferred revenue in the balance sheet and amortized into license fees in the statement of operations over the term of the performance obligation. If the Company has no ongoing involvement or performance obligation, non-refundable up-front fees are generally recorded as revenue in the period in which the rights are transferred.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs consist of salaries, employee benefits, laboratory supplies, consulting services, clinical services and facility costs.

Acquired in-process research and development relates primarily to in-licensed technology, intellectual property and know-how. The Company evaluates the stage of development of acquired projects, taking into account the level of effort, time and estimated cost associated with further developing the in-process technology and producing a commercial product. The nature of the remaining efforts for completion of acquired in-process

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

research and development projects generally include completion of clinical trials, completion of manufacturing validation, interpretation of clinical and preclinical data and obtaining marketing approval from the FDA and other regulatory bodies, the cost, length and success of which are extremely difficult to determine. Numerous risks and uncertainties exist with timely completion of development projects, including clinical trial results, manufacturing process development results, and ongoing feedback from regulatory authorities, including obtaining marketing approval. In addition, acquired products under development may never be successfully commercialized due to the uncertainties associated with the pricing of new pharmaceuticals, the cost to produce these products in a commercial setting, changes in the reimbursement environment, or the introduction of new competitive products. As a result of the uncertainties noted above, the Company expenses such acquired in-process research and development projects when incurred.

Concentration of Credit Risk

The Company’s financial instruments that are exposed to credit risks consist primarily of cash and cash equivalents and marketable securities. The Company maintains its cash and cash equivalents in bank accounts, which, at times, exceed federally insured limits. Marketable securities are held in custody by a large bank, and the Company does not require collateral to support such instruments. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to significant credit risk related to cash and cash equivalents.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Comprehensive Loss

The Company’s accumulated other comprehensive loss for the year ended December 31, 2004 was $49,755 attributed to net unrealized losses on marketable securities. The Company reports comprehensive loss in accordance with Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (“SFAS 130”).

Net Loss Per Share

The Company computes net loss per share in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS 128”). Under the provisions of SFAS 128, basic net loss per common share (“Basic EPS”) is computed by dividing net loss by the weighted-average number of common shares outstanding (excluding unvested founders’ shares subject to repurchase). Diluted net loss per common share (“Diluted EPS”) is computed by dividing net loss by the weighted-average number of common shares and dilutive common shares equivalents then outstanding. Common equivalent shares consist of the incremental common shares issuable upon the conversion of preferred stock, convertible debt, shares issuable upon the exercise of stock options, and unvested founders’ shares subject to repurchase. Diluted EPS is identical to Basic EPS since common equivalent shares are excluded from the calculation, as their effect is anti-dilutive.

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation

As permitted by the Financial Accounting Standards Board (“FASB”) Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), as amended, the Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations, in accounting for its stock-based compensation plans. Under APB 25, when the exercise price of the Company’s employee stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, no compensation expense is recorded.

Pro forma information regarding net loss and net loss per share has been determined as if the Company had accounted for its employee stock options under the fair value method proscribed by SFAS 123. The resulting effect on pro forma net loss disclosed is not likely to be representative of the effects of loss on a pro forma basis in future years due to additional grants and years of vesting in subsequent years. Pro forma compensation related to stock option grants is expensed over their respective vesting periods.

Had compensation cost for options granted under the Company’s stock option plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS 123, the Company’s net loss would have been adjusted to the following pro forma amounts:

	Year Ended December 31,
	2002	2003	2004
Net loss, as reported	$(20,191,090)	$(15,486,128)	$(23,032,565)
Add: Noncash employee compensation as reported	—	13,292	2,163,659
Deduct: Stock-based employee compensation expense under the fair value based method for all awards, net of tax	(140,391)	(199,622)	(2,827,333)

Net loss, pro forma	$(20,331,481)	$(15,672,458)	$(23,696,239)

Basic and diluted loss attributable to common stockholders per share, as reported	$(110.36)	$(59.75)	$(27.68)

Basic and diluted loss attributable to common stockholders per share, SFAS 123, pro forma	$(111.13)	$(60.47)	$(28.48)

The fair values of stock options granted to employees for the years ended December 31, 2002, 2003 and 2004 were estimated on the respective dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2002	2003	2004
Risk-free interest rate	4.61%	4.02%	4.23%
Expected life (in years)	9.0	9.0	9.0
Volatility	1.2	1.2	1.2
Dividend yield	—	—	—
Fair value of options granted	$1.49	$3.07	$6.49

The Company has also granted stock options to purchase stock to consultants, advisors, and other vendors. The Company accounts for stock awards issued to such nonemployees in accordance with the provisions of

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SFAS 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“Issue No. 96-18”). Under SFAS 123 and Issue No. 96-18, stock awards to nonemployees are accounted for at their respective fair values using the Black-Scholes option-pricing model unless a more readily determinable fair value is available. The fair value of options granted to nonemployees is remeasured during the performance period as the underlying options vest or as milestones are reached.

Recently Issued Accounting Standards

In December 2004, the FASB issued FASB Statement No. 123, Share-Based Payment. This statement, referred to as Statement 123R, was an amendment of FASB Statements No. 123 and 95. The change in accounting would replace existing requirements under FAS 123, Accounting for Stock-Based Compensation, and APB Opinion No. 25, Accounting for Stock Issued to Employees. The statement covers a wide range of equity-based compensation arrangements. Under this FASB statement, all forms of share-based payments to employees, including employee stock options, would be treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award would generally be measured at fair value at the grant date.

In October 2004, the FASB concluded that Statement 123R would be effective for public companies for interim or annual periods beginning after June 15, 2005 except small business issuers as defined in SEC Regulation S-B. Retroactive application of the requirements of Statement 123, not Statement 123R, to the beginning of the fiscal year that includes the effective date would be permitted but not required. Early adoption of Statement 123R is encouraged. A calendar-year company therefore would be required to apply Statement 123R beginning July 1, 2005, and could choose to apply Statement 123R retroactively from January 1, 2005 to June 30, 2005. The cumulative effect of adoption, if any, would be measured and recognized on July 1, 2005. The Company could choose to early adopt the proposed statement at the beginning of our first quarter ended March 31, 2005, or even in the fourth quarter of 2004. Adoption of the statement would impact our results of operations by approximately $0.7 million for the year ended December 31, 2004.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation. Such reclassification had no impact on the Company’s financial position, results of operations or cash flows in those years.

2.    Acquisition of PowderJect Technologies, Inc.

On March 22, 2002, the Company acquired all of the outstanding shares of PowderJect Technologies, Inc. (“PowderJect”), a development stage company, for a total purchase price of approximately $9.9 million. This purchase price included 6,166,154 shares of the Company’s Series B convertible preferred stock, 152,615 shares of common stock, cash consideration of $718,150 for a minority interest’s share in the acquired company, acquisition related costs of $723,879 and assumed liabilities of $192,458. The Series B convertible preferred stock was valued based on the arm’s length Series B financing completed during that year and the common stock consideration was valued using the Company’s estimated fair value used for option grants made to employees. PowderJect was in the business of developing drug applications for a patented, needle-free, delivery system developed by its parent company, PowderJect Pharmaceuticals plc. The Company also entered into a supply agreement with PowderJect Technologies Limited (subsequently purchased by Chiron Corporation) for cylinders.

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The cylinders are a key component of the product candidate, ALGRX 3268, and PowderJect Technologies Limited is the sole supplier. No other supplier has been identified by the Company.

The acquisition was completed to provide the Company with the ability to exploit the opportunities associated with its in-process lidocaine technology, as well as gain access to the patented drug delivery technology. The purchase price was determined in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”), and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). A summary of the determination of the purchase price during 2002 was as follows:

6,166,154 shares — Series B convertible preferred stock	$8,016,000
152,615 shares — common stock	228,923
Cash for minority interest buyout	718,150
Acquisition related costs	723,879
Assumed liabilities	192,458

Total purchase price	$9,879,410

The acquisition was accounted for as an acquisition of assets rather than as a business combination as PowderJect was a development stage company that had not commenced its planned principal operations. PowderJect lacked the necessary elements of a business because it did not have completed products and, therefore, no ability to access customers. The PowderJect operating results have been included in the Company’s consolidated results of operations since March 23, 2002.

The Company allocated the purchase price in accordance with the provisions of SFAS 142 related to the purchase of a group of assets. SFAS 142 provides that the cost of a group of assets acquired in a transaction other than a business combination shall be allocated to the individual assets acquired based on their relative fair values and shall not give rise to goodwill.

In accordance with the provisions of SFAS 142, all identifiable intangible assets and acquired in-process research and development were assigned a portion of the purchase price based on their relative fair values. To this end, a third party valuation was used to assist management in determining the fair value of the identifiable assets and acquired in-process research and development. Based on this valuation, the Company allocated the total consideration as follows:

Acquired in-process research and development and other	$5,716,247
Tangible net assets	3,714,864
Acquired workforce	448,299

Total purchase price	$9,879,410

The income approach was used to estimate the fair value of the patent license and the acquired in-process research and development based on projected cash flows, assuming a 30% discount rate. This discount rate is a significant assumption and is based on the Company’s estimated weighted average cost of capital taking into account the risks associated with the projects acquired. The projected cash flows from such projects were based on estimates of revenues and operating profits related to such projects considering the stage of development of each potential product acquired, the time and resources needed to complete each product, the estimated life of each potential commercialized product and associated risks which included the inherent difficulties and uncertainties in developing a drug compound, obtaining FDA and other regulatory approvals, and risks related to

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the viability of, and potential alternative treatments in, any future target markets. Approximately $4.5 million of the purchase price was allocated to acquired in-process research and development due to PowderJect’s incomplete research and development programs that had not yet reached technological feasibility as of March 2002 and had no alternative future use as of that date. In light of the number of years required to achieve product commercialization, the associated technology risk, and therefore the risk that the asset value will not be realized, the Company has recorded, as an expense, the value of the favorable patent license, which is $1.2 million, similar to the treatment afforded the acquired in-process research and development.

The cost approach was used to determine the value of the acquired workforce. The value allocated to the acquired workforce is attributable to 31 employees hired by the Company from PowderJect following the asset acquisition, which eliminated the need to hire replacement employees. The value of the acquired workforce was determined by estimating the cost of assembling a new workforce, including costs of salaries, benefits, training, and recruiting.

As of December 31, 2003 and 2004, the Company’s intangible assets are as follows:

	December 31,
	2003	2004
Acquired workforce	$448,299	$—
Accumulated amortization	(448,299)	—

Net balance	$—	$—

Amortization expense was $174,138, $274,161, $0 and $448,299 for the years ended December 31, 2002, 2003 and 2004 and from March 6, 2001 (inception) to December 31, 2004, respectively. Included in the 2003 amortization was $227,461 related to the acquired workforce that was written off in connection with the restructuring described in Note 3.

3.    Restructuring

In March 2003, the Company announced a reorganization plan intended to reduce operating costs and reduced its staff by 28 employees (approximately 61% of total employees as of the date of reorganization); however, no research projects were discontinued. The reorganization resulted in an impairment of the assembled workforce intangible asset of $227,461 recorded as accelerated amortization expense during 2003. This expense is classified under research and development expenses for the year ended December 31, 2003. In addition, the vesting of certain options held by such employees at the time of termination was accelerated. The Company recorded a charge of $66,240 related to this acceleration of vesting. The total restructuring cost of $1,122,444 was charged to research and development expense.

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Available for Sale Investments

The following is a summary of available for sale investments as of December 31, 2004:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Maturities within one year:
Commercial paper	$2,510,279	$—	$(282)	$2,509,997
Corporate debentures	1,185,937	—	(1,092)	1,184,845
U.S. Agency notes	22,616,331	—	(48,381)	22,567,950

Total	$26,312,547	$—	$(49,755)	$26,262,792

There were no investments at December 31, 2003.

5.    Property and Equipment

Property and equipment consist of the following:

	December 31,
	2003	2004
Leasehold improvements	$1,987,027	$1,995,071
Computer and office equipment	127,048	199,175
Lab equipment	850,081	1,346,931
Construction-in-process	562,616	117,156
Furniture and fixtures	87,165	87,165

	3,613,937	3,745,498
Less accumulated depreciation and amortization	(1,240,097)	(2,375,596)

Property and equipment, net	$2,373,840	$1,369,902

Depreciation and amortization expense was $956,200, $1,059,889, $1,135,499 and $3,161,508 for the years ended December 31, 2002, 2003 and 2004 and for the period from March 6, 2001 (inception) to December 31, 2004, respectively. During 2003, the Company sold certain computer and lab equipment that was determined to be unnecessary due to the reduction in force. The sale resulted in a recognized gain on disposal of approximately $103,000. The Company recorded a loss on disposal of equipment of $261 during 2004.

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Other Accrued Liabilities

Other accrued liabilities consist of the following:

	December 31,
	2003	2004
Accrued patent costs	$294,000	$366,000
Accrued research and development costs	341,158	1,215,981
Accrued legal	141,356	105,892
Accrued vacation	130,611	179,216
Accrued financing fees	—	695,298
Other accrued liabilities	295,328	536,529

Total	$1,202,453	$3,098,916

7.    Commitments

Leases

The Company leased certain office facilities and office equipment under operating leases during the year ended December 31, 2004. The future minimum payments for all noncancelable operating leases as of December 31, 2004 are as follows:

Years ending December 31,
2005	$299,039
2006	245,939
2007	245,939
2008	245,939
2009	122,970
Thereafter	—

Total	$1,159,826

In May 2004, the Company entered into a lease for office space in Secaucus, New Jersey which will be the Company’s new headquarters. The lease commitment is $245,939 each year for 2005, 2006, 2007 and 2008 and $122,970 for 2009.

In January 2005, the Company entered into an agreement to increase the amount of rented office space in New Jersey. The amount of additional annual rent expense is $124,000 per year and the lease will extend to 2009. The Company also entered into a new lease for new office space in Sunnyvale, California with annual rent expense of $55,000. The lease will extend to 2008. These amounts are not included in the table above.

Rent expense under operating leases was approximately $500,000, $660,000, $785,000 and $2,129,000, for the years ended December 31, 2002, 2003 and 2004 and for the period from March 6, 2001 (inception) to December 31, 2004, respectively.

Other Commitments

In October 2004, the Company licensed the intellectual property underlying ALGRX 1207 from Bridge Pharma, Inc. In consideration for the license, the Company paid Bridge Pharma, Inc. an up-front license fee

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consisting of a cash payment of $1,000,000 and the issuance of 160,000 shares of our common stock. Such amounts were expensed during the fourth quarter of 2004. The Company valued the 160,000 shares at approximately $1,500,000 based on the Company’s determination of the fair value of the common stock at the time of issuance. The Company is also obligated to pay additional fees to Bridge Pharma, Inc. if it achieves certain clinical, regulatory and commercial milestones. The Company is required to pay such milestone payments upon the commencement of phase I, II and III clinical trials and upon the occurrence of certain events including the filing of a new drug application with the FDA, the regulatory approval for each of the first and second products using the licensed technology and reaching certain revenue thresholds. We may be obligated to pay up to an aggregate of $2.5 million in milestone payments prior to product approval, plus additional amounts up to an aggregate of $3.0 million payable upon the regulatory approval of a licensed product for each of the first, second and third indications. To date, the Company has paid no milestone payments. We are obligated to spend a minimum of $1,000,000 for product development in each calendar year during the term of the agreement commencing in 2005 and ending on the first commercial sale of a product using the licensed technology.

Under all of the Company’s license agreements, the Company could be required to pay up to a total of $6,700,000 in payments for milestones such as the initiation of clinical trials and the granting of patents. As of December 31, 2004, we incurred approximately $2,700,000 of milestone charges, including approximately $1,200,000 of cash payments and approximately $1,500,000 of stock compensation, for the execution of agreements, patent approvals and the initiation of U.S. clinical trials. Milestone payments will also be due upon the first administration to a subject using licensed technology in a phase I clinical trial, the first administration to a subject using licensed technology in a phase III clinical trial and FDA approval of ALGRX 4975. Phase III clinical trials and product approval of ALGRX 4975 in addition to sales milestones and royalties payable on commercial sales if any occur. The Company has no material commitments for capital expenditures.

Under our license with PowderMed Limited we are obligated and have spent $1,000,000 on research and development associated with the licensed technology during the period July 7, 2003 to July 7, 2005. We are also obligated to spend an additional $1,000,000 on research and development for every 12 month period from July 7, 2005 to July 7, 2008.

8.    Capital Structure

Common Stock

The Company is authorized to issue 17,384,026 shares of common stock.

Dividends on common stock will be paid when, and if, declared by the Board of Directors. Each holder of common stock is entitled to vote on all matters and is entitled to one vote for each share held. The Company will, at all times, reserve and keep available, out of its authorized but unissued shares of common stock, sufficient shares to affect the conversion of the shares of the convertible preferred stock and stock options. As of December 31, 2004, the Company has reserved 2,675,018 shares of common stock for future issuance. Common shares issued to the founders of the Company vest over a four-year period. Unvested shares are subject to repurchase by the Company at the original issuance price. As of December 31, 2004, there were 23,437 founders shares subject to repurchase at an aggregate price of $234.

Convertible Preferred Stock

The Company is authorized to issue 137,405,754 shares of preferred stock. In April 2001, the Company issued 9,150,000 shares of Series A convertible preferred stock (“Series A”). In March 2002, the Company issued 17,858,462 shares of Series B convertible preferred stock (“Series B”).

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2004, the Company completed a Series C convertible preferred stock financing. The Company issued 109,704,634 shares of Series C preferred stock (“Series C”) at a price of $0.5925 per share for gross consideration of approximately $65 million. The Company also issued a warrant to purchase 692,658 shares of Series C preferred stock at a purchase price of $0.5925 per share to the placement agent. The Company valued the warrant at $285,000 utilizing the Black-Scholes model and reflected the value as an addition and a deduction to Series C convertible preferred stock in the balance sheet. This consideration included cash proceeds of approximately $55 million which was offset by approximately $1.4 million of issuance costs and the conversion of $9.8 million of promissory notes, issued in April 2003, into 16,540,084 shares of Series C preferred stock. In addition, this financing required an adjustment to the conversion prices for the Series A and B convertible preferred stock as a result of antidilution provisions.

Certain holders of the Company’s Series B preferred shares did not participate in the Series C financing. As a result, their holdings, totaling 6,166,154 shares of Series B preferred stock converted to 616,615 shares of common stock.

The Company classified its preferred stock as mezzanine equity because it is redeemable upon the occurrence of an event that is not solely within the control of the issuer, including a liquidation, which includes certain mergers and a sale of the Company. The Company believes this classification is appropriate since the preferred security holders control a majority of votes of the Company’s board of directors through direct representation on the board and therefore could authorize a liquidation event.

Voting

Series A, B and C stockholders are entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock is convertible.

Dividends

The holders of Series A, B and C are entitled to receive annual dividends at a rate of 8% of the original purchase price in advance of any distributions to common shareholders. Dividends are payable when, and as, declared by the Board of Directors and are noncumulative. No dividends have been declared through December 31, 2003.

Conversion

Series A, B and C stockholders are entitled, at any time, to cause their shares to be converted into fully paid and nonassessable shares of common stock. Shares of Series A, B and C will be converted into common stock based on a one-for-ten basis, subject to adjustment for antidilution. The antidilution rights go into effect if stock is sold at a price less than what was paid by the Series A, B or C stockholders. The issuance of the Series C in March 2004 resulted in changes to the conversion ratios of the Series A from 1:0.1 to 1:0.144 and the Series B from 1:0.1 to 1:0.17. Such changes did not result in any additional intrinsic value at the time of adjustment. Additionally, the preferred stock will convert automatically (i) upon the affirmative election of the holders of at least a majority of the outstanding shares of preferred stock, or (ii) immediately upon the closing of a public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of common stock, which results in aggregate net proceeds to the Company of at least $30,000,000 and a per share price of at least $11.80 (appropriately adjusted for any stock dividend, stock split or recapitalization).

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, including a change of control, either voluntary or involuntary, the holders of the Series C are entitled to receive, in preference to the Series A and B preferred stock and common stock, an amount equal to one and one-half times the purchase price per share. After payment of the Series C preference amount, the holders of the Series A and Series B are entitled to receive, in preference to the common stock, an amount equal to the purchase price per share, plus all declared but unpaid dividends (appropriately adjusted for any stock dividend, stock split or recapitalization). After payment of these preferential amounts, the remaining assets of the Company shall be distributed among the holders of common and preferred stock (assuming conversion of preferred stock).

Convertible Notes

In April 2003, the Company entered into several loan agreements with various financial institutions, whereby the financial institutions agreed to loan the Company an aggregate principal amount of $9,800,000 that upon closing would be converted into Series C preferred stock at the price at which the Series C preferred stock was sold. The interest on these loans was 1.46% per annum and was payable on December 31, 2004 if the notes were held and not converted on such date. As required by the terms of the loans, they were converted into Series C preferred stock at the Series C preferred stock price of $0.5925 per share, for a total of 16,540,084 shares of Series C preferred stock in February 2004 and no interest was paid to the financial institutions in accordance with the loan agreements. In accordance with EITF 85-17: Accrued Interest upon Conversion of Convertible Debt, the Company recorded interest cost of $107,310 during 2003 and $23,847 during 2004 and the corresponding credits were recorded as components of additional paid-in capital.

9.    Stock Option Plan

On March 30, 2001, the Company’s Board of Directors and shareholders approved the Company’s 2001 Equity Incentive Plan (the “2001 Plan”). The 2001 Plan provides for the granting of options to purchase common stock in the Company to employees and consultants at a price not less than the estimated fair value at the date of grant, or 110% of the estimated fair value at the date of grant if the optionee is a 10% owner of the Company. Under the provisions of the 2001 Plan, no option will have a term in excess of ten years.

In connection with the granting of employee stock options in 2004, the Company recorded deferred compensation, net of forfeitures, of approximately $9.6 million. Deferred compensation is being amortized over the vesting period of the options resulting in non-cash stock-based compensation expense of approximately $13,000 and $2.2 million for the years ended December 31, 2003 and 2004.

The 2001 Plan is intended to encourage ownership of stock by employees and consultants of the Company and to provide additional incentives for them to promote the success of the Company’s business. The Board of Directors is responsible for determining the individuals to receive option grants, the number of options each individual will receive, the option price per share and the exercise period of each option. Options granted pursuant to the 2001 Plan generally vest over four years and have been granted at the estimated fair value of the Company’s common stock, as determined by the Board of Directors, as of each grant date. The 2001 Plan allows the option holders to exercise their options early, which are then subject to repurchase by the Company at the original exercise price of such options. No early exercise of options occurred through December 31, 2004.

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes stock option activity for the Company:

	Shares Available for Grant	Options Outstanding
		Number of Shares	Exercise Price Per Share	Weighted- Average Exercise Price
Balance at March 6, 2001 (inception)	—	—	$—	$—
Shares authorized	271,666	—	—	—
Granted	(72,616)	72,616	1.00 - 10.00	3.70
Exercised	—	(23,800)	1.00	1.00

Balance at December 31, 2001	199,050	48,816	1.00 - 10.00	5.00
Shares authorized	520,030	—	—
Granted	(674,847)	674,847	1.00 - 1.50	1.50
Exercised	—	(10,150)	1.00	1.00
Forfeited	92,004	(92,004)	1.50	1.50

Balance at December 31, 2002	136,237	621,509	1.00 - 10.00	1.80
Granted	(19,200)	19,200	1.50	1.50
Exercised	—	(4,725)	1.00 - 1.50	1.10
Forfeited	109,022	(109,022)	1.50	1.50

Balance at December 31, 2003	226,059	526,962	1.00 - 10.00	1.80
Shares authorized	1,605,160	—	—
Granted	(1,902,440)	1,902,440	1.00 - 2.50	1.15
Exercised	—	(2,428)	1.00 - 1.50	1.46
Forfeited	74,634	(74,634)	1.00 - 1.50	1.03

Balance at December 31, 2004	3,413	2,352,340	1.00 - 10.00	1.30

The following table summarizes information about vested stock options outstanding:

	December 31,
	2002	2003	2004
Vested Stock Options	18,166	203,872	644,874
Weighted average exercise price	$2.50	$1.50	$1.69

The following table summarizes information about stock options outstanding at December 31, 2004:

Exercise Price	Options Outstanding	Options Vested	Weighted Average Remaining Contractual Life
$1.00	1,664,895	199,622	9.4
$1.50	487,939	293,790	7.6
$2.50	177,840	142,240	9.9
$10.00	21,666	9,222	6.7

	2,352,340	644,874	9.0

The Company also grants options to purchase common stock to consultants, advisors, and others (collectively, the “nonemployees”). The Company has granted options to purchase 47,491 shares of common

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

stock to nonemployees during the period from March 6, 2001 (inception) to December 31, 2004. Of these options, 28,825 vest over time periods ranging from immediate vesting to 24 months and 18,666 have performance-based vesting criteria. The Black-Scholes option-pricing model is used to calculate the fair values of the stock options to nonemployees as the vesting periods of respective awards lapse. The Company recognized stock-based compensation expense of approximately $66,000, $9,000, $24,000 and $99,000 during the years ended December 31, 2002, 2003 and 2004, and the period from March 6, 2001 (inception) to December 31, 2004, respectively, related to the fair value of the vested portions of nonemployee stock option awards. Additional stock-based compensation expense will be recorded in future periods for the remaining unvested portion of the stock option awards.

10.    Employee Benefit Plan

The Company maintains a defined contribution 401(k) plan available to employees. Employee contributions are voluntary and are determined on an individual basis, limited by the maximum amounts allowable under federal tax regulations. Company contributions totaled $27,738, $40,052, $47,716 and $115,506, for the years ended December 31, 2002, 2003 and 2004, and for the period from March 6, 2001 (inception) to December 31, 2004, respectively.

11.    Income Taxes

As of December 31, 2003 and 2004, the Company had deferred tax assets of $15,070,000 and $23,462,000, respectively. Realization of the deferred tax assets is dependent upon the Company generating future taxable income, if any, the amount and timing of which are uncertain. Accordingly, the deferred tax assets have been fully offset by a valuation allowance at December 31, 2003 and 2004. The net valuation allowance increased by approximately $8,504,000 and $8,392,000 for the years ended December 31, 2003 and 2004, respectively.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets relate primarily to net operating loss carryforwards. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2003	2004
Deferred tax assets:
Net operating loss carryforwards	$12,630,000	$20,000,000
Research credits	1,380,000	1,650,000
Depreciation and amortization	480,000	760,000
Other temporary differences	580,000	1,052,000

Total gross deferred tax assets	15,070,000	23,462,000
Valuation allowance	(15,070,000)	(23,462,000)

Net deferred tax assets	$—	$—

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the statutory tax rates and the effective tax rates for the years ended December 31, 2002, 2003 and 2004 is as follows:

	2002	2003	2004
Statutory rate	(34.0)%	(34.0)%	(34.0)%
State and local income taxes (net of federal tax benefit)	(6.0)	(6.7)	(6.4)
Research and development credit	(2.0)	(1.6)	(1.0)
Acquired in-process research and development	8.0	—	—
Change in valuation allowance	34.0	42.3	41.4

Effective tax rates	0.0%	0.0%	0.0%

As of December 31, 2004, the Company had federal net operating loss carryforwards of approximately $50,000,000. The Company also had federal research and development tax credit carryforwards of approximately $1,700,000. The federal net operating loss and tax credit carryforwards will expire at various dates beginning in 2021, if not utilized.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The Company has not performed a detailed analysis to determine whether an ownership change under Section 382 of the Internal Revenue Code has occurred. The effect of an ownership change would be the imposition of an annual limitation on the use of net operating loss carryforwards attributable to periods before the change.

12.    Loss Per Share

The following table sets forth the computation of basic and diluted net loss attributable to common stockholders per share.

	Year Ended December 31,
	2002	2003	2004
Numerator for basic and diluted net loss per share — net loss	$(20,191,090)	$(15,486,128)	$(23,032,565)

Denominator for basic and dilutive net loss per share — weighted average shares	182,949	259,182	832,024

Basic and diluted net loss per share	$(110.36)	$(59.75)	$(27.68)

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows dilutive common share equivalents outstanding, which are not included in the above historical calculations, as the effect of their inclusion is anti-dilutive during each period. Restricted stock that is not yet vested is included as dilutive common share equivalents because the Company considers such securities as the equivalent of stock options.

	Year Ended December 31,
	2002	2003	2004
Preferred stock	2,700,846	2,700,846	14,275,747
Restricted stock	91,406	42,187	23,437
Convertible notes	—	1,654,008	—
Options	621,509	526,962	2,352,340

	3,413,761	4,924,003	16,651,524

13.    Selected Quarterly Financial Data (Unaudited)

	Quarter Ended
	March 31	June 30	September 30	December 31
2003
Contract revenues	$—	$—	$100,000	$—
Net loss	(6,720,543)	(3,418,805)	(2,919,406)	(2,427,374)
Basic and diluted net loss per common share*	(27.15)	(13.36)	(11.05)	(9.03)
2004
Contract revenues	$—	$—	$—	$—
Net loss	(2,578,226)	(5,097,152)	(5,515,722)	(9,841,465)
Basic and diluted net loss per common share*	(5.02)	(5.69)	(6.12)	(9.64)

*	Per common share amounts for the quarters and full years have been calculated separately. Accordingly, quarterly amounts do not add to the annual amount because of differences in the weighted average common shares outstanding during each period principally due to the effect of the Company’s issuing shares of its common stock during the year.

Diluted EPS is identical to Basic EPS since common equivalent shares are excluded from the calculation, as their effect is anti-dilutive.

14.    Subsequent Events

Reverse Stock Split

On February 4, 2005 the Company effected a one-for-ten reverse stock split of its common stock. In connection with the reverse stock split, every ten shares of the Company’s common stock were replaced with one share of the Company’s common stock. All references to common stock, common shares outstanding, average number of common shares outstanding and per share amounts in these consolidated financial statements and notes to consolidated financial statements prior to the effective date of the reverse stock split have been restated to reflect the one-for-ten reverse stock split on a retroactive basis.

Annex M

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR SIX MONTHS ENDED JUNE 30, 2005

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

(Unaudited)

CONSOLIDATED BALANCE SHEET

June 30, 2005
ASSETS
Current assets:
Cash and cash equivalents	$14,423,408
Marketable securities	13,712,011
Prepaid expenses and other current assets	869,306

Total current assets	29,004,725

Property and equipment, net	1,152,895
Other assets	185,044

Total assets	$30,342,664

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
Accounts payable	$—
Accrued compensation	243,878
Other accrued liabilities	3,392,299

Total current liabilities	3,636,177

Series A convertible preferred stock	9,099,428
Series B convertible preferred stock	15,078,409
Series C convertible preferred stock	63,509,204

Stockholders’ equity (net capital deficiency):
Common stock	1,182
Additional paid-in capital	17,436,837
Accumulate other comprehensive loss	(17,854)
Deferred compensation	(3,337,997)
Treasury stock	(271)
Deficit accumulated during the development stage	(75,062,451)

Total stockholders’ equity (deficiency)	(60,980,554)

Total liabilities and stockholders’ equity (deficiency)	$30,342,664

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

(Unaudited)

CONSOLIDATED STATEMENT OF OPERATIONS

Six months ended 6/30/05
Contract revenues	$—

Costs and expenses:
Research and development	9,503,035
General and administrative	5,849,799

Total costs and expenses	15,352,834

Loss from operations	(15,352,834)

Gain (loss) on sale of assets	21,423
Interest expense	—
Interest and other income, net	394,961

Net loss	$(14,936,450)

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

(Unaudited)

CONSOLIDATED STATEMENT OF CASH FLOWS

Six months ended 6/30/05
Operating activities
Net loss	$(14,936,450)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	236,163
Noncash stock-based compensation	1,707,893
Deferred Financing Fees	1,222,236
Gain on disposal of equipment	(21,423)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(478,136)
Other assets	227,575
Accounts payable	(6,404)
Accrued compensation	(94,821)
Other accrued liabilities	293,387

Net cash used in operating activities	(11,849,980)

Investing activities
Purchases of property and equipment	(45,993)
Proceeds from disposal of equipment	48,262
Purchases of marketable securities	(10,366,788)
Sales of marketable securities	22,949,468

Net cash used in investing activities	12,584,949

Financing activities
Proceeds from issuances of common stock	93,442

Net cash provided by financing activities	93,442

Net (decrease) increase in cash and cash equivalents	828,411
Cash and cash equivalents, beginning of period	13,594,997

Cash and cash equivalents, end of period	$14,423,408

AlgoRx Pharmaceuticals, Inc.

(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

1.    Summary of Significant Accounting Policies

Organization, Description of Business and Basis of Presentation

AlgoRx Pharmaceuticals, Inc. (the “Company” or “AlgoRx”) was incorporated on March 6, 2001 in Delaware. The Company is headquartered in Secaucus, New Jersey, with facilities also in Sunnyvale, California. AlgoRx is focused on building a diversified portfolio of pharmaceutical products and technologies to address the pain therapeutic market. The Company’s activities since inception have consisted principally of acquiring product and technology rights, raising capital, establishing facilities and performing research and development. Accordingly, the Company is considered to be in the development stage as defined by Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises. The Company operates in one business segment.

The Company expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need to complete certain research and development activities and clinical trials. Further, the Company’s product candidates will require regulatory approval prior to commercialization. These activities may span many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact the Company. The Company plans to meet its capital requirements primarily through issuances of equity securities, research and development contract revenue, and in the longer term, revenue from product sales.

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of adjustments of a normal recurring nature) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. The Consolidated Balance Sheet as of December 31, 2004 has been derived from the audited consolidated financial statements as of that date. For further information, refer to the consolidated financial statements and notes thereto included in our Form S-1A as filed with the Securities and Exchange Commission (“SEC”).

Principles of Consolidation

The consolidated financial statements include the accounts of AlgoRx and, beginning on March 22, 2002, its wholly owned subsidiary, AlgoRx Technologies, Inc. (formerly PowderJect Technologies, Inc.), located in Sunnyvale, California (previously located in Fremont, California). Intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-Based Compensation

As permitted by the Financial Accounting Standards Board (“FASB”) Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), as amended, the Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations, in accounting for its stock-based compensation plans. Under APB 25, when the exercise price of the Company’s employee stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, no compensation expense is recorded.

Pro forma information regarding net loss and net loss per share has been determined as if the Company had accounted for its employee stock options under the fair value method proscribed by SFAS 123. The resulting effect on pro forma net loss disclosed is not likely to be representative of the effects of loss on a pro forma basis in future years due to additional grants and years of vesting in subsequent years. Pro forma compensation related to stock option grants is expensed over their respective vesting periods.

Had compensation cost for options granted under the Company’s stock option plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS 123, the Company’s net loss would have been adjusted to the following pro forma amounts:

Six months ended June 30, 2005
Net loss, as reported	$(14,936,450)
Add: Noncash employee compensation as reported	1,129,411
Deduct: Stock-based employee compensation expense under the fair value based method for all awards, net of tax	(882,855)

Net loss, pro forma	$(14,689,894)

Basic and diluted loss attributable to common stockholders per share, as reported	$(13.35)

Basic and diluted loss attributable to common stockholders per share, SFAS 123, pro forma	$(13.13)

The fair values of stock options granted to employees for the six months ended June 30, 2005 were estimated on the respective dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Six months ended June 30, 2005
Risk-free interest rate	4.23%
Expected life (in years)	8.5
Volatility	1.2
Dividend yield	—
Fair value	$5.16

The Company has also granted stock options to purchase stock to consultants, advisors, and other vendors. The Company accounts for stock awards issued to such nonemployees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“Issue No. 96-18”). Under SFAS 123 and Issue No. 96-18, stock awards to nonemployees are accounted for at their respective fair values using the Black-Scholes option-pricing model unless a more readily determinable fair value is available. The fair value of options granted to nonemployees is remeasured during the performance period as the underlying options vest or as milestones are reached.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), “Share-Based Payment”, or FAS 123R, which replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, or SFAS 123, and supercedes APB Opinions No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123, no longer will be an alternative to financial statement recognition. We are required to adopt SFAS 123R in our first quarter of fiscal 2006, beginning January 1, 2006. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We are evaluating the requirements of SFAS 123R and we expect that the adoption of SFAS 123R will have a material impact on our consolidated results of operations and earnings per share. We have not yet determined the method of adoption or the effect of adopting SFAS 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

2.    Comprehensive Loss

The Company’s accumulated other comprehensive loss for the six months ended June 30, 2005 was $17,854, attributed to net unrealized losses on marketable securities. The Company reports comprehensive loss in accordance with Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (“SFAS 130”).

3.    Loss Per Share

The following table sets forth the computation of basic and diluted net loss attributable to common stockholders per share.

Six months ended June 30, 2005
Numerator for basic and diluted net loss per share — net loss	$(14,936,450)
Denominator for basic and dilutive net loss per share — weighted average shares	1,118,972

Basic and diluted net loss per share	$13.35

The following table shows dilutive common share equivalents outstanding, which are not included in the above historical calculations, as the effect of their inclusion is anti-dilutive during each period. Restricted stock that is not yet vested is included as dilutive common share equivalents because the Company considers such securities as the equivalent of stock options.

Six months ended June 30, 2005
Preferred stock	14,275,747
Restricted stock	14,062
Options	1,999,316

4.    Subsequent Events

Severance Plan

On July 20, 2005, our board of directors approved the AlgoRx Pharmaceuticals, Inc 2005 Employee Severance Plan (“the Plan). The Plan is primarily designed to provide certain economic incentives to eligible employees whose employment is terminated by the Company without cause between the effective date of the plan and at any time prior to the earlier of (i) the closing of an Acquisition or Asset Transfer (as both terms are amended in the Company’s Amended and Restated Certificate of Incorporation) or (ii) June 30, 2006. The Plan shall supersede and entirely replace any severance benefit plan, policy or practice previously maintained by the Company with respect to any affected employee. Employees will generally be eligible for three to twelve months of severance benefits depending on their employee grade level as outlined in the Plan if they are an active employee of AlgoRx and their active employment is terminated by the Company without cause during the effective period of the Plan. In order to receive benefits under the plan, an eligible employee must execute a General Release of all Claims releasing the Company and its affiliates and successors from any liability. Eligible employees must return all Company property in their possession on or before their last day of employment.

Retention Plan

On July 20, 2005, our board of directors approved the AlgoRx Pharmaceuticals, Inc 2005 Retention Bonus Plan (“the Plan”). The company considers it essential to the operation of the company that it retain the services and commitment of its employees and provide them with incentive to create value in the company and to continue in the service of the company notwithstanding the potential for certain potential change of control transactions. Therefore, the Company has established this Plan in order to provide such persons with additional compensation and incentives. The Retention Bonus pool is equal to 6.5% of the total net consideration in any transaction. The Company’s Board of Directors shall administer the Plan. The benefits payable under this plan shall become payable only in the event of the closing of an acquisition or Asset Transfer or an acquisition of the Company by merger, consolidation or otherwise in which the Company is not the surviving corporation, whether or not a change of control occurs as a result of such transaction. Amounts payable to Participants under the Plan shall be a legal obligation of the Company and shall therefore reduce the funds that are legally available for distribution to the Company’s stockholders upon a Transaction by reason of their ownership of stock of the Company. The Company’s obligation to pay the Retention Bonus to participants hereunder shall be deemed to have been appropriately satisfied if the Company’s successor or the acquiring corporation in a Transaction assumes such obligations and pays the Retention Bonus provided hereunder.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

As permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the Corgentech provide that (i) Corgentech is required to indemnify its directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law, (ii) Corgentech may, in its discretion, indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) Corgentech is required to advance all expenses incurred by its directors and officers in connection with certain legal proceedings, (iv) the rights conferred in the bylaws are not exclusive, and (v) Corgentech is authorized to enter into indemnification agreements with its directors, officers, employees and agents.

Corgentech has entered into agreements with its directors and officers that require the Corgentech to indemnify such persons against expenses, judgments, fines, settlements, and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of Corgentech or any of its affiliates. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves a director or officer of Corgentech regarding which indemnification is sought, nor is Corgentech aware of any threatened litigation that may result in claims for indemnification.

Corgentech maintains a directors’ and officers’ insurance and Corgentech reimbursement policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses Corgentech for those losses for which Corgentech has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

The Amended and Restated Investor Rights Agreement between Corgentech and certain investors provides for cross-indemnification in connection with registration of the Corgentech’s common stock on behalf of such investors.

Item 21. Exhibits and Financial Statement Schedules

Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of September 23, 2005, among Corgentech Inc., Element Acquisition Corp. and AlgoRx Pharmaceuticals, Inc. (included as Annex A to the joint proxy statement/prospectus).

2.2	Form of Voting Agreement between Corgentech Inc. and certain stockholders of AlgoRx Pharmaceuticals, Inc. (included as Annex B to the joint proxy statement/prospectus).

2.3	Form of Voting Agreement between AlgoRx Pharmaceuticals, Inc. and certain stockholders of Corgentech Inc. (included as Annex B to the joint proxy statement/prospectus).

3.1(1)	Restated Certificate of Incorporation of Corgentech Inc.

3.2	Amendment to Certificate of Incorporation (included as Annex E to the joint proxy statement/prospectus).

3.4(2)	Corgentech Inc. Restated Bylaws.

5.1*	Opinion of Cooley Godward LLP regarding the legality of the securities.

8.1*	Opinion of Cooley Godward LLP regarding tax matters.

Exhibit Number	Description

8.2*	Opinion of Heller Ehrman LLP regarding tax matters.

10.45*	Form of Employment Agreement with Ronald M. Burch.

10.46*	2003 Equity Incentive Plan (included as Annex F to the joint proxy statement/prospectus).

10.47*	2003 Non-Employee Directors’ Stock Option Plan (included as Annex G to the joint proxy statement/prospectus).

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, with respect to Corgentech Inc.

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, with respect to AlgoRx Pharmaceuticals, Inc.

23.3*	Consent of Cooley Godward LLP (set forth in Exhibit 5.1).

23.4*	Consent of Cooley Godward LLP (set forth in Exhibit 8.1).

23.5*	Consent of Heller Ehrman LLP (set forth in Exhibit 8.2).

24.1	Powers of Attorney (set forth on signature page).

99.1*	Form of Corgentech Inc. Proxy.

99.2*	Form of AlgoRx Pharmaceuticals, Inc. Proxy.

99.3	Consent of Piper Jaffray & Co.

99.4	Consent of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

(1)	Filed as Exhibit 3.2 to Corgentech’s Registration Statement on Form S-1, as amended (File No. 333-110923), filed on December 4, 2003, and incorporated herein by reference.
(2)	Filed as Exhibit 3.4 to Corgentech’s Registration Statement on Form S-1, as amended (File No. 333-110923), filed on December 4, 2003, and incorporated herein by reference.
*	To be filed by amendment.

Financial Statement Schedules

Not applicable.

Item 22. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request;

(6) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

(7) That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in South San Francisco, California, on the 21st day of October, 2005.

CORGENTECH INC.

By:	/S/ JOHN P. MCLAUGHLIN
John P. McLaughlin Chief Executive Officer (Principal Executive Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John P. McLaughlin and Richard P. Powers, and each or any one of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signatures	Title	Date

/S/ JOHN P. MCLAUGHLIN John P. McLaughlin	Chief Executive Officer and Director (Principal Executive Officer)	October 21, 2005

/S/ RICHARD P. POWERS Richard P. Powers	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 21, 2005

/S/ RODNEY A. FERGUSON, PH.D. Rodney A. Ferguson, Ph.D.	Chairman of the Board	October 21, 2005

/S/ RICHARD B. BREWER Richard B. Brewer	Director	October 21, 2005

/S/ THOMAS J. COLLIGAN Thomas J. Colligan	Director	October 21, 2005

Victor J. Dzau, M.D.	Director

/S/ DANIEL S. JANNEY Daniel S. Janney	Director	October 21, 2005

/S/ MICHAEL B. SWEENEY Michael B. Sweeney	Director	October 21, 2005

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of September 23, 2005, among Corgentech Inc., Element Acquisition Corp. and AlgoRx Pharmaceuticals, Inc. (included as Annex A to the joint proxy statement/prospectus).

2.2	Form of Voting Agreement between Corgentech Inc. and certain stockholders of AlgoRx Pharmaceuticals, Inc. (included as Annex B to the joint proxy statement/prospectus).

2.3	Form of Voting Agreement between AlgoRx Pharmaceuticals, Inc. and certain stockholders of Corgentech Inc. (included as Annex B to the joint proxy statement/prospectus).

3.1(1)	Restated Certificate of Incorporation of Corgentech Inc.

3.2	Amendment to Certificate of Incorporation (included as Annex E to the joint proxy statement/prospectus).

3.4(2)	Corgentech Inc. Restated Bylaws.

5.1*	Opinion of Cooley Godward LLP regarding the legality of the securities.

8.1*	Opinion of Cooley Godward LLP regarding tax matters.

8.2*	Opinion of Heller Ehrman LLP regarding tax matters.

10.45*	Form of Employment Agreement with Ronald M. Burch.

10.46*	2003 Equity Incentive Plan (included as Annex F to the joint proxy statement/prospectus).

10.47*	2003 Non-Employee Directors’ Stock Option Plan (included as Annex G to the joint proxy statement/prospectus).

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, with respect to Corgentech.

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, with respect to AlgoRx Pharmaceuticals, Inc.

23.3*	Consent of Cooley Godward LLP (set forth in Exhibit 5.1).

23.4*	Consent of Cooley Godward LLP (set forth in Exhibit 8.1).

23.5*	Consent of Heller Ehrman LLP (set forth in Exhibit 8.2).

24.1	Powers of Attorney (set forth on signature page).

99.1*	Form of Corgentech Inc. Proxy.

99.2*	Form of AlgoRx Pharmaceuticals, Inc. Proxy.

99.3	Consent of Piper Jaffray & Co.

99.4	Consent of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

(1)	Filed as Exhibit 3.2 to Corgentech’s Registration Statement on Form S-1, as amended (File No. 333-110923), filed on December 4, 2003, and incorporated herein by reference.
(2)	Filed as Exhibit 3.4 to Corgentech’s Registration Statement on Form S-1, as amended (File No. 333-110923), filed on December 4, 2003, and incorporated herein by reference.
*	To be filed by amendment.